Form 20-F
period 2004-12-31
China Netcom Group CORP (Hong Kong) LTD
filed 2005-06-23
CIK 1305755

UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ______________
                                   FORM 20-F

(Mark One)
     [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
         SECURITIES EXCHANGE ACT OF 1934
                                      OR
     |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
                                      OR
     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         FOR THE TRANSITION PERIOD FROM ______________TO_______________

                        COMMISSION FILE NUMBER 1- 32332
                            _______________________

              CHINA NETCOM GROUP CORPORATION (HONK KONG) LIMITED
            (Exact name of Registrant as specified in its charter)
                            _______________________

                   Hong Kong, The People's Republic of China
                (Jurisdiction of incorporation or organization)
                            _______________________

                    Building C, No. 156 Fuxingmennei Avenue
                       Xicheng District, Beijing, 100031
                        The People's Republic of China
                   (Address of principal executive offices)
                           ________________________

Securities registered or to be registered pursuant to Section 12 (b) of the Act.


                                                                         Name of Each Exchange
           Title of Each Class                                            On Which Registered
           -------------------                                           ---------------------
American depositary shares, each representing
20 ordinary shares of par value US$0.04 per share .................   New York Stock Exchange, Inc.
Ordinary shares of par value US$0.04 per share.....................   New York Stock Exchange, Inc.*

________________
* Not for trading, but only in connection with the registration of American depository shares.


Securities registered or to be registered pursuant to Section 12 (g) of the Act.
                                     None
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                     None
                               (Title of Class)

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

         As of December 31, 2004, 6,593,529,000 ordinary share were issued and outstanding.

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant as required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          Yes   X         No
                              -----          -----

         Indicate by check mark which financial statement item the Registrant has elected to follow.

                        Item 17           Item 18   X
                                -----              -----

                                   SIGNATURE
                                   ---------

         The registrant hreby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                      China Netcom Group Corporation
                                      (Hong Kong) Limited



                                      /s/ Edward Tian Suning
                                      _______________________________


                                      Name:  Edward Tian Suning
                                      Title: Chief Executive Officer


Date:  June   , 2005


                                            Table of Contents

                                                                                                           Page
                                                                                                           ----
PART I.......................................................................................................2

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..........................................2

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE........................................................2

ITEM 3.       KEY INFORMATION................................................................................2

ITEM 4.       INFORMATION ON THE COMPANY....................................................................15

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................................................43

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................................................69

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............................................78

ITEM 8.       FINANCIAL INFORMATION.........................................................................82

ITEM 9.       THE OFFER AND LISTING.........................................................................83

ITEM 10.      ADDITIONAL INFORMATION........................................................................83

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....................................87

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........................................87

PART II.....................................................................................................87

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............................................87

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS..................87

ITEM 15.      CONTROLS AND PROCEDURES.......................................................................89

ITEM 16A      AUDIT COMMITTEE FINANCIAL EXPERT..............................................................89

ITEM 16B      CODE OF ETHICS................................................................................89

ITEM 16C      PRINCIPAL ACCOUNTANT FEES AND SERVICES........................................................90

ITEM 16D      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES....................................90

ITEM 16E      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS........................90

ITEM 17.      FINANCIAL STATEMENTS..........................................................................90

ITEM 18.      FINANCIAL STATEMENTS..........................................................................90

ITEM 19.      EXHIBITS......................................................................................90


                          FORWARD-LOOKING STATEMENTS

         This annual report filed on Form 20-F contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to financial condition, results of operations, cash flows, dividends, financing plans, business strategies, capital and other expenditures, competitive positions, availability of capital, growth opportunities for new and existing products, availability and deployment of new technologies, plans and objectives of management, mergers and acquisitions, and other matters.

         Statements in this Form 20-F that are not historical facts are hereby identified as "forward looking statements" for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "estimate," "project," "intend," "expect," "believe," "plan" and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. In addition, other written or oral statements which constitute forward looking statements have been made and may in the future be made by us or on our behalf, , including with respect to the matters referred to above. These forward looking statements are necessarily estimates reflecting the best judgment of senior management that rely on a number of assumptions concerning future events, many of which are outside of our control, and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

         o the level of demand for telecommunications services, particularly with regard to access lines, traffic and new value-added services;

         o competitive forces in more liberalized markets, including pricing pressures and our ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

         o the effects of tariff reduction initiatives, particularly in our core fixed-line telephone business;

         o changes in the regulatory policies of the Ministry of Information Industry of China and other relevant government authorities, which could affect, among other things, the granting of requisite government approvals, licenses and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, and spectrum allocation;

         o the success of new business initiatives, some of which involve start-up costs, and new systems and applications, particularly with regard to the integration of our service offerings;

         o our ability to secure or renew the licenses we need to offer telecommunications services and the cost of these licenses and related network infrastructure build-outs;

         o    the success of our Asia-Pacific investments;

         o the availability, terms and deployment of capital, and the impact of regulatory and competitive developments on capital outlays;

         o changes in the assumptions upon which we have prepared our projected financial information and capital expenditure plans;

         o changes in the general political, economic, legal and social conditions in China, including the PRC government's specific policies with respect to new entrants in the telecommunications industry, the entry of foreign operators into China's telecommunications market, economic growth, foreign exchange and the availability of credit; and

         o risks and uncertainties associated with doing business in many countries in the Asia-Pacific region.

                                  CONVENTIONS
Definitions

         References in this annual report to "we", "us", the "Company" or "CNC Hong Kong" mean China Netcom Group Corporation (Hong Kong) Limited and, as the context may require, its subsidiaries. References to "China Netcom Group" mean China Network Communications Group Corporation and, as the context may require, its subsidiaries, other than us and our subsidiaries.

         As used in this annual report:

         o references to "China" or "PRC" mean the People's Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan, and references to the "central government" mean the central government of the PRC;

         o references to "State Council" mean the State Council of the PRC, references to "Ministry of Information Industry" and "MII" mean the Ministry of Information Industry of the PRC, and references to the "National Development and Reform Commission" and the "NDRC" mean the National Development and Reform Commission of the PRC;

         o references to "our northern service region" mean the six municipalities and provinces where we operate in northern China, consisting of Beijing and Tianjin Municipalities, and Hebei, Henan, Shandong and Liaoning Provinces, and references to "our southern service region" mean Shanghai Municipality and Guangdong Province;

         o references to "HKSE", "SEHK" or "Hong Kong Stock Exchange" mean The Stock Exchange of Hong Kong Limited, and references to "NYSE" or "New York Stock Exchange" mean New York Stock Exchange, Inc;

         o references to "Renminbi" or "RMB" are to the currency of the PRC, references to "U.S. dollars" or "US$" are to the currency of the United States of America, and references to "HK dollars" or "HK$" are to the currency of the Hong Kong Special Administrative Region of the PRC; and

         o references to "U.S. GAAP" mean the generally accepted accounting principles in the United States, references to "Hong Kong GAAP" mean the generally accepted accounting principles in Hong Kong, and references to "PRC GAAP" mean the PRC Accounting Standards for Business Enterprises and the implementing rules thereof.

Presentation of Information Relating to Assets Retained or Held by China Netcom Group

         Unless the context otherwise indicates, all financial information prior to and for six months ended June 30, 2004 includes Our Restructured Assets and Liabilities and the Distributed Assets and Liabilities and the related operations, as those terms are defined and explained in "Item 4. Information on the Company-History and Development -- Restructuring in Anticipation of the November 2004 Global Offering". However, the Distributed Assets and Liabilities have been distributed to China Netcom Group, which was reflected as a net distribution of RMB 6,047 million to China Netcom Group on June 30, 2004. These assets and liabilities and associated operations are not ours and will not be available to generate revenues for us in the current or future periods except to the extent we have leased or otherwise acquired the right to use these distributed assets. Therefore, to more accurately reflect our operations and businesses, other than the company data presented in "Item. 5--Operating and Financial Review and Prospects", or unless the context otherwise indicates or requires, all company data provided in this annual report including, among other things, usage, number of access lines, market share and number of subscribers, reflect Our Included Businesses, as the term is defined and explained in "Item 4. Information on the Company--Our History and Development", and do not include those assets and businesses distributed to China Netcom Group on June 30, 2004.

Market Share Data Convention

         Certain statements made in this annual report that refer to our market share or competitive position are based on statistical and other information from a number of government and private sources, including the information published by the MII. Unless otherwise indicated, the information has not been verified by us independently and may not be consistent with the information from other sources within or outside China.

                                    PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION


SELECTED FINANCIAL DATA

Summary Consolidated Financial Informationii
                                                                        For the Years Ended December 31,
                                                            ---------------------------------------------------------
                                                            2001         2002          2003         2004         2004
                                                            ---------------------------------------------------------
                                                             RMB          RMB          RMB           RMB         US$
                                                             (in millions, except per share and per ADS information)
Consolidated Income Statement Date
Hong Kong GAAPii
Revenues:
    Domestic telecommunications services:

       Fixed-line telephone services....................   42,545       47,135       50,533       53,103        6,416

       Broadband and other Internet-related service ....    1,384        2,189        3,493        5,058          611

       Business and data communications services .......    2,986        3,373        3,661        3,042          368

       Other services ..................................    1,539        1,174          832        1,076          130

    International telecommunications services ..........      178          572        1,379        2,643          319
                                                         ---------   ----------    ---------    ---------     --------
       Total ...........................................   48,632       54,443       59,898       64,922        7,844
                                                         ---------   ----------    ---------    ---------     --------
Operating expenses

    Depreciation and amortization ......................  (16,153)     (18,808)     (20,483)     (18,754)      (2,266)

    Network, operations and support ....................   (9,313)     (10,578)     (11,990)     (11,591)      (1,400)

    Staff costs ........................................   (5,030)      (6,433)      (7,547)      (8,041)        (972)

    Selling, general and administrative ................   (4,997)      (5,682)      (7,053)      (9,566)      (1,156)

    Other operating expenses ...........................   (1,536)      (1,521)      (1,660)      (1,534)        (185)
                                                         ---------   ----------    ---------    ---------     --------
 Operating profit before interest income, dividend
   income and deficit on revaluation of fixed assets ...   11,603       11,421       11,165       15,436        1,865

Interest and dividend income ...........................      339          160          124           93           11

Deficit on revaluation of fixed assets..................        -            -      (25,778)           -            -

Profit/(Loss) from operations ..........................   11,942       11,581      (14,489)      15,529        1,876

Financial costs ........................................   (1,979)      (2,848)      (3,026)      (2,932)        (354)

Share of profit/(loss) of associated companies and
   jointly controlled entity ...........................        4           (1)        (416)          (1)           -
                                                         ---------   ----------    ---------    ---------     --------
Profit/(loss) before taxation ..........................    9,967        8,732      (17,931)      12,596        1,522

Taxation ...............................................   (2,568)      (2,212)       6,819       (3,348)        (405)
                                                         ---------   ----------    ---------    ---------     --------
Profit/(loss) after taxation ...........................    7,399        6,520      (11,112)       9,248        1,117

Minority interests .....................................        1            -            1            -            -

Profit/(loss) for the year/period.......................    7,400        6,520      (11,111)       9,248        1,117
                                                         =========   ==========    =========    =========     ========
Basic earnings/(losses) per share.......................     1.35         1.19        (2.02)        1.64         0.20
                                                         =========   ==========    =========    =========     ========
Basic earnings/(losses) per ADS.........................    27.00        23.80       (40.40)       32.80         4.00
U.S. GAAP
                                                         =========   ==========    =========    =========     ========
Profit for the year/period..............................    7,272        6,474        6,160        6,896          833
                                                         =========   ==========    =========    =========     ========
Basic earnings/(losses) per share.......................     1.32         1.18         1.12         1.22         0.15
                                                         =========   ==========    =========    =========     ========
Basic earnings/(losses) per ADS.........................    26.40        23.60        22.40        24.40         3.00
                                                         =========   ==========    =========    =========     ========

-------------------

(1) Revenues from fixed-line telephone services included local usage fees, monthly fees, upfront installation fees, domestic and international long distance service charges, value-added service charges, interconnection fees from domestic carriers and upfront connection fees.

(2) Revenues from business and data communications services include fees charged for managed data and leased line services.

(3) See "Item. 5. Operating and Financial Review and Prospects - Factors Affecting Our Results of Operations - Our Recent Restructurings - Revaluation of our fixed assets" for a discussion of this revaluation.

(4) Basic earnings/(losses) per share for the years ended December 31, 2002, 2003 and 2004 set forth above have been computed by dividing profit/(loss) for the year/period by the weighted average number of ordinary shares during the year/period, which was disclosed in Note 10 to the financial statement included in this annual report.

(5) Basic earnings/(losses) per ADS for the years ended December 31, 2001, 2002, 2003 and 2004 set forth above have computed by multiplying basic earnings/(losses) per share for the year/period by 20, which is the number of shares represented by each ADS.


                                                                  As of December 31,
                                              ---------------------------------------------------------
                                               2001       2002         2003          2004          2004
                                              ---------------------------------------------------------
                                              RMB         RMB           RMB           RMB          US$
                                              ---------------------------------------------------------
                                                                    (in millions)
Consolidated Balance Sheet Date:
Hong Kong GAAP

Cash and bank deposits .........................6,952     6,802        6,316       10,053        1,215

Accounts receivable ............................3,907     4,775        6,343       5,688           687

Total current assets ..........................17,692    17,391        17,492      20,937        2,530

Fixed assets and construction in progress ....161,209   163,947       149,614     133,655       16,148
                                              -------   -------       -------     -------       ------

Total assets .................................187,039   190,917       179,534     165,175       19,957

Accounts payable ..............................14,223    13,302        14,786      14,653        1,770
Short-term bank loans and current
    portion of long-term bank and other
    loans .....................................27,243    40,460        47,933      36,609        4,423
                                              -------   -------       -------     -------       ------
Total current liabilities .....................57,599    68,829        86,871      72,304        8,736
                                              -------   -------       -------     -------       ------

Long-term bank and other loans ................37,446    29,480        22,309      21,861        2,641

Deferred revenues .............................19,355    15,781        14,604      11,817        1,428
                                              -------   -------       -------     -------       ------
Total liabilities ............................127,829   128,700       136,155     110,010       13,292
                                              -------   -------       -------     -------       ------
Owner's equity ................................59,206    62,213        43,376      55,165        6,665
U.S. GAAP                                     =======   =======       =======     =======       ======
Owner's equity ................................56,581    59,562        56,000      68,240        8,245
                                              =======   =======       =======     =======       ======



                                                                              For the year ended December 31,
                                                                   ------------------------------------------------
                                                                      2001     2002       2003       2004      2004
                                                                   ------------------------------------------------
                                                                       RMB      RMB        RMB       RMB        US$
                                                                   ------------------------------------------------
                                                                                       (in millions)
Consolidated Cash Flow Statement
   Data:
Hong Kong GAAP

Net cash inflow from operating activities .......................   22,874    23,928   25,332      26,870     3,246

Net cash outflow from investing activities ......................  (41,461)  (25,922) (27,001)    (21,707)   (2,622)

Purchase of fixed assets and construction in progress ...........  (40,163)  (25,814) (28,528)    (21,239)   (2,566)

Net cash inflow/(outflow) from financing activities .............   18,420     1,734    1,262      (1,413)     (170)



EXCHANGE RATE INFORMATION

         We prepare our financial statements in Renminbi. Solely for the convenience of the reader, this annual report contains translations of Renminbi and Hong Kong dollar amounts into U.S. dollars, and vice versa, at RMB 8.2765 = US$1.00 and HK$7.7723 = US$1.00, the noon buying rates on December 31, 2004 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi and Hong Kong dollar amounts could actually be converted into U.S. dollars at these rates or at all.

         The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods shown.


                                                                        Noon Buying Rate
                                                     ------------------------------------------------------
                                                           RMB per US$                   HK$ per US$
                                                     -------------------------   --------------------------
                                                       High            Low            High            Low
                                                     ---------      ---------    -----------     ----------
December 2004................................         8.2767          8.2765         7.7821         7.7698
January 2005.................................         8.2765          8.2765         7.7994         7.7775
February 2005................................         8.2765          8.2765         7.7999         7.7984
March 2005...................................         8.2765          8.2765         7.7998         7.7987
April 2005...................................         8.2765          8.2765         7.7996         7.7946
May 2005.....................................         8.2765          8.2765         7.7995         7.7767


         The following table sets forth the period-end noon buying rates and the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 1999, 2000, 2001, 2002, 2003, 2004 and 2005 (through May 31). The average noon buying rates for the periods shown are calculated by averaging the noon buying rates on the last day of each month in the period.


                                                    Period-End Noon Buying Rate     Average Noon Buying Rate
                                                    ---------------------------   --------------------------
                                                    RMB per US$     HK$ per US$   RMB per US$    HK$ per US$
                                                    -----------     -----------   -----------    -----------
2000.........................................         8.2774          7.7999         8.2784         7.7936
2001.........................................         8.2766          7.7980         8.2772         7.7996
2002.........................................         8.2800          7.7988         8.2772         7.7996
2003.........................................         8.2767          7.7640         8.2771         7.7864
2004.........................................         8.2765          7.7723         8.2768         7.7899
2005 (through May 31)........................         8.2765          7.7788         8.2764         7.7914


CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

RISK FACTORS

Risks Relating to Our Business

Increasing competition in each of our service regions and markets may have an adverse effect on our business growth and financial condition.

         The telecommunications industry in China is rapidly evolving. In recent years, the central government has implemented a number of measures to restructure, and encourage fair and orderly competition in, the telecommunications industry. As a result, we face increasing competition from other licensed telecommunications operators in China, including China Telecom Group, or China Telecom; China Mobile Communications Corporation, or China Mobile; China United Telecommunications Corporation, or China Unicom; China Railway Communications Corporation Limited, or China Railcom; and China Satellite Communications Corporation, or China Satcom. We expect our competitors to further expand their network coverage and increase their sales and marketing efforts in our northern and southern service regions. We will also face competition from foreign-invested telecommunications operators as a result of China's accession into the World Trade Organization, or the WTO, and the entry of foreign telecommunications companies into the Chinese market. In addition, we face competition from other telecommunications operators in our Asia-Pacific markets. As we operate in an increasingly competitive market, we have experienced and may continue to experience pressure on operating revenues and operating margins for some of our telecommunications services.

In our northern service region, competition in fixed-line services and in broadband and data services may result in lower tariffs, a smaller customer base and lower usage for our services, thereby adversely affecting our business growth and financial condition.

         We compete with other fixed-line service providers, including China Telecom, China Unicom and China Railcom, each of which has been licensed to provide fixed-line telephone services in our northern service region. We have experienced limited competition to date in the market for local telephone services, primarily because our competitors have not built significant local access infrastructure. However, competition for the provision of these services may increase in the future as our competitors develop their own networks, including through the use of alternative technologies. In the markets for domestic and international long distance telephone services, we face strong competition from voice over Internet protocol, or VoIP services, provided by China Telecom, China Mobile, China Unicom and China Railcom. Tariffs for VoIP services are market-based and therefore not subject to minimum pricing restrictions. Increased competition from these operators may force us to lower our tariffs or may reduce the size of our customer base and the usage of our networks. Any of these developments may materially adversely affect our business growth and financial condition.

         Mobile service substitution for our fixed-line telephone services has also created considerable competition in the markets for local and long distance telephone services. Consistent with trends in global markets in recent years, an increasing proportion of total voice traffic is being carried by mobile networks. Currently, China Mobile and China Unicom are the only licensed providers of mobile communications services in China and, in recent years, some of the traffic from our fixed-line networks has been diverted to the networks of these two companies.

         For managed data services and broadband Internet access services, or broadband services, we primarily compete with China Unicom, China Telecom and China Railcom on the basis of pricing, the coverage and quality of networks, ability to provide end-to-end connectivity, quality of network management and customer service. While other major telecommunications operators in China have been leasing transport facilities from us to serve their customers, some of them, such as China Mobile and China Unicom, have in recent years begun to build their own long distance networks for voice services and fiber-optic networks for data services. Increased competition from these domestic telecommunications providers may result in lower revenues for us due to competitive pricing policies and increased sales and marketing costs to attract or retain subscribers.

In our southern service region, if we do not compete effectively against China Telecom and other operators, we may achieve lower returns on our investments than expected and our business growth may be adversely affected.

         In our southern service region, we compete primarily against China Telecom in the provision of VoIP services, broadband services and data services. China Telecom has a competitive advantage over us in our southern service region in terms of its larger customer base, broader network coverage and greater brand recognition. China Telecom controls most of the local access network, including the "last mile" access network, in our southern service region. Despite our efforts to build a local access network over the past five years, China Telecom is still the dominant service provider in our southern service region. As a result, we may not be able to compete effectively against China Telecom and realize acceptable returns on our investments and our business growth prospects may be adversely affected. In addition to China Telecom, we are faced with increased competition from other operators in our southern service region.

In the Asia-Pacific markets, continuing pricing pressure or our inability to meet the requirements of our business customers may reduce our revenues and net income derived from these markets.

         The telecommunications services market for business and carrier customers in the Asia-Pacific region is highly competitive, and our success in the region will depend on our ability to compete against a variety of other telecommunications operators, including regional as well as global telecommunications operators. Some of our competitors may have competitive advantages over us, including greater name recognition in a particular market, greater resources, larger customer bases and better relationships with our current and potential customers.

         Due to substantial excess transport capacity in the Asia-Pacific carrier market, we face intense competition from other providers of telecommunications services in the Asia-Pacific region, including C2C Pte. Ltd. and the FLAG Telecom Group Limited. As a result of strong competition, prices of data and bandwidth products and services in our target markets have experienced continual declines in recent years. Competition also exists in the business customer segment, in which we face strong competition from international providers such as AT&T Corp. and local incumbent providers such as Singapore Telecommunications Limited, Japan's Nippon Telegraph & Telephone Corporation, or NTT, and KT Corp. The incumbent providers in particular tend to have better control of local networks. Any continued decrease in price or our inability to meet the requirements of business customers may have a material adverse impact on our revenues and net income derived from our international telecommunications services.

Competition from foreign-invested operators and other new entrants may further increase the competition for employees, exacerbate price competition and increase our operating expenses, thereby adversely affecting our financial condition and growth prospects.

         As a result of China's accession to the WTO in December 2001, and the adoption of the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises in January 2002, which implement China's commitments to the WTO, the PRC government has agreed to gradually liberalize the various segments and regions of the telecommunications market in China to foreign investors. Both the percentage of ownership of Sino-foreign joint ventures offering telecommunications services in China and the regions where those joint ventures are permitted to offer telecommunications services will be increased over several years. For example, foreign operators are permitted, subject to various ownership and licensing restrictions, to establish joint venture enterprises in the municipalities of Beijing and Shanghai and the city of Guangzhou to provide domestic and international voice, packet-switched and circuit-switched data transmission and other services. Foreign-invested operators entering China's telecommunications market as a result of this liberalization may have greater financial, managerial and technical resources and more expertise in network management and sales and marketing than we do.

         Increased competition from these and other new entrants into the Chinese telecommunications market may further increase the competition for skilled and experienced employees, exacerbate price competition and increase our customer acquisition costs and other operating expenses, and thereby adversely affect our financial condition and growth prospects.

Competition from alternative technologies to our PHS business and an introduction of TD-SCDMA technology may cause our PHS services to be less competitive, and adversely affect our growth prospects and revenues.

         We currently provide personal handyphone system, or PHS, services in most cities in our northern service region to reduce the impact of mobile substitution on our fixed-line operations. PHS is a telecommunications technology that allows us to offer to our customers wireless local access services with mobility within an area with the same area code. Our ability to realize acceptable returns from our investment in PHS technology will depend on continued customer adoption of this technology. However, this market may not continue to develop, since potential customers are and will be able to choose from a variety of alternative fixed-line and wireless communication technologies, including both existing technologies and new technologies to be offered in the future, such as third generation, or 3G, mobile telephone services. In particular, if China Mobile or China Unicom reduce the tariffs for mobile telecommunications services, our existing and potential PHS customers may choose to use these services instead of our PHS services to take advantage of the less geographically restricted service scope and other features of mobile technology.

         Furthermore, part of the radio spectrum currently used by our PHS services may be reallocated by the PRC government to time division synchronization code division multiple access technology, or TD-SCDMA technology, which is one of the three technologies adopted by the International Telecommunications Union and is under review by the PRC government for use in providing 3G mobile telephone services. The MII is currently conducting tests on TD-SCDMA related products. The PRC government has not officially announced its decisions on issues such as the timing of the grant of the 3G licenses, the number of 3G licenses to be granted, any technical requirements, or any selection of preferred technologies. If TD-SCDMA technology is introduced, our ability to use the existing PHS spectrum may be restricted, thereby limiting the volume of usage we can handle and adversely affecting our revenues.

         Any of the risks described above may cause our PHS services to become less competitive and thereby materially and adversely affect our growth prospects and revenues.

Because we rely on certain arrangements with other telecommunications operators, changes to the terms or availability of these arrangements may result in disruptions to our services and operations.

         Our ability to provide telecommunications services depends upon certain arrangements with other telecommunications operators. In particular, interconnection is necessary to complete all calls between our subscribers and subscribers of other telecommunications operators. We, either through ourselves or through China Netcom Group, have entered into interconnection and transmission line leasing agreements with other fixed-line operators, including our parent company, China Netcom Group, mobile telephone operators and other telecommunications providers, as required to conduct our current business. Any disruption to our interconnection with the networks of those operators or other international telecommunications carriers with which we interconnect due to technical or competitive reasons may affect our operations, service quality and customer satisfaction, thus adversely affecting our business. Furthermore, we are generally not entitled to collect indirect or consequential damages resulting from disruptions in the networks to which we are interconnected. Our failure to renew our existing interconnection and leased line agreements on commercially acceptable terms may result in disruptions to our services. In addition, in our southern service region, we may need to lease local access network facilities from other operators in order to provide services to our customers. If we are unable to enter into arrangements with such operators in a timely manner or on acceptable terms, it may result in a delay in providing services to our customers and disrupt our operations, as we may need to seek alternative arrangements with other operators, which may adversely affect our financial condition and our results of operations.

Disruptions to our network or operating systems, or to those with which we interconnect, may result in customer dissatisfaction and reduced revenues from operations.

         Our network infrastructure and the networks with which we interconnect are vulnerable to potential damage or interruption from floods, wind, storms, fires, power loss, severed cables, acts of terrorism and similar events. In particular, commercial fishing and other maritime activities may damage our Asia-Pacific submarine cables. Our networks and systems and the networks with which we interconnect also require regular maintenance and upgrades that may cause service disruptions. The occurrence of a natural disaster or other unanticipated problems at our facilities or any other failure of our networks or systems, or the networks to which we are interconnected, may result in consequential interruptions in services across our telecommunications infrastructure. Network or system failures, as well as high traffic volumes, may also affect the quality of our services and cause temporary service interruptions. Although we have not experienced material disruptions or damage to our network and operating systems in the past, any such future occurrence may result in customer dissatisfaction and reduced revenues from operations.

Failure to successfully respond to technological and industry developments may hinder our revenue growth and adversely affect our competitive position.

         The telecommunications sector has recently experienced rapid increases in the diversity and sophistication of the technologies and services offered. As a result, we expect that we will need to constantly upgrade our telecommunications technologies and services in order to respond to competitive industry conditions and customer requirements. For example, the next generation network has the capability of providing new value-added services and content that combine voice, data and images with increased efficiency and flexibility. Next generation networks may replace the traditional public switched telephone networks in the future. We have not experienced significant difficulties in upgrading new technologies and equipment in the past, but if we fail to smoothly upgrade or achieve a balanced transition of our existing network to the next generation network, we may lose our customers and market share, which may adversely affect our operations and financial condition. Furthermore, if the new technologies adopted by us do not perform as expected, or if we are unable to effectively deliver new services based on these technologies in a commercially viable manner, our revenue growth may decline and our competitive position may be adversely affected.

Our failure to successfully integrate our operations will adversely affect our customer and employee relationships, financial condition and operations.

         Our business operations are the result of a series of transfers and combinations of the telecommunications assets formerly owned by China Telecommunications Group Corporation, China Netcom Holdings and Jitong Communications Company Limited. The fixed-line business in northern China of the former China Telecom Group was combined with China Netcom Holdings and Jitong Communications Company Limited to form China Netcom Group in 2002. See "Item 4. Information on the Company--Our History and Development--Formation of China Netcom Group". These entities historically operated independently and previously had overlapping products, customers and networks, as well as inconsistent business strategies. Furthermore, our businesses in the six northern municipalities and provinces that constitute our northern service region were each historically operated with a considerable degree of autonomy. The process of successfully integrating these diverse operations that have, in most respects, previously operated independently presents significant challenges. Integration of personnel and the various businesses, technologies, networks, management systems and corporate cultures will require the continued development of financial and management controls and new information systems, which may strain our management resources or require significant expenditures. Furthermore, the cross-border nature of our operations among China and other jurisdictions in the Asia-Pacific region adds to the difficulty of achieving this integration. If we do not successfully integrate our operations, our customer and employee relationships, financial condition and operations may be adversely affected.

If we fail to successfully implement our business strategies, we may not achieve acceptable investment returns or manage growth in certain services and markets, and our financial condition may be adversely affected.

         We may not be able to successfully implement all of our business strategies. For example, we have made substantial investments in developing our broadband network infrastructure and technology. However, the broadband market in China may not continue to expand at recent rates of growth, and we may not be able to attract enough customers and generate sufficient usage to achieve an acceptable return on our significant broadband investment. In addition, we may not be able to successfully expand our business and achieve profitable growth in our southern service region and the Asia-Pacific region or be able to successfully manage the growth in our business. Failure to successfully implement our business strategies may adversely affect our financial condition.

Our internal controls and management systems are not currently consistent with international practices in certain respects and we are in the process of improving these controls and systems to enable us to certify the effectiveness of our internal controls under the Sarbanes-Oxley Act of 2002. Our failure to timely and successfully upgrade these controls and systems could subject us to regulatory actions and harm the price of our stock.

         Our internal control and management systems were designed to meet the standards generally adopted by private Hong Kong companies and the internal control and management systems of our PRC subsidiaries were designed to the standards generally adopted by large state-owned companies in China. These standards are different from the standards and best practices adopted by companies listed in Hong Kong and the United States. We have identified areas in which our current internal control and management systems do not meet international standards and practices. In addition, during their recent audit, our external auditors brought to our attention a number of areas in which our current internal controls and management systems do not reduce to a relatively low level of the risk of undetected material errors or fraud and could adversely affect our ability to accurately and timely record, process, summarize and report financial data. Pursuant to the Sarbanes-Oxley Act of 2002 and the various rules and regulations adopted pursuant thereto or in conjunction therewith, we will be required, for fiscal year 2006, to perform an evaluation of our internal controls over financial reporting and file an assessment of its effectiveness with the U.S. Securities and Exchange Commission, or the SEC. Unless we successfully upgrade our controls and systems, we will not be able to satisfactorily comply with our obligations under the Sarbanes-Oxley Act of 2002. If we fail to successfully complete the improvements we have scheduled on a timely basis or if the activities fail to raise our internal controls and management systems to the levels required by international standards or legal requirements or if we fail to implement required new or improved controls, then we may fail to meet our reporting obligations and our auditors may be unable to certify the management's assertion of the effectiveness of our internal controls as required under the Sarbanes-Oxley Act of 2002. This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect our stock price.

We rely substantially on short-term borrowings and our inability to obtain sufficient funding may adversely affect our liquidity and financial condition.

         Similar to many enterprises in China, a significant percentage of our funding requirements is satisfied through short-term borrowings. This has resulted in a significant increase in our net current liabilities. As of December 31, 2002, 2003 and 2004, our short-term bank loans and the current portion of our long-term bank and other loans were RMB 40,460 million, RMB 47,933 million and RMB 36,609 million, respectively, representing 57.8%, 68.2% and 62.6% of the sum of total long-term and short-term bank loans and other borrowings as of the respective dates. Although, in our experience, a substantial portion of our short-term borrowings is rolled over upon maturity and these borrowings have been, in the past, a stable source of funding, no assurances can be given that this will continue to be the case. If our lenders do not roll over our short-term borrowings, or if we are unable to secure sufficient borrowings, our liquidity position would be adversely affected, and we may be required to seek more expensive sources of short-term or long-term funding to finance our operations. In addition, implementing our strategies may require substantial capital expenditures. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. If we are unable to obtain sufficient funding for our operations or development plans on commercially acceptable terms, or at all, our liquidity and financial condition may be adversely affected.

Our ultimate controlling shareholder, China Netcom Group, may cause us to enter into transactions or take (or fail to take) other actions or make decisions that conflict with the best interests of our other shareholders.

         China Netcom Group beneficially owns approximately 70.5% of our outstanding shares. As a result, China Netcom Group, subject to our articles of association and applicable laws and regulations, will effectively be able to control our management, policies and business by controlling the composition of our board of directors, determining the timing and amount of our dividend payments, approving significant corporate transactions, including mergers and acquisitions, and approving our annual budgets. Therefore, China Netcom Group may cause us to enter into transactions or take (or fail to take) other actions or make decisions that conflict with the best interests of our other shareholders.

We rely on China Netcom Group to provide certain services and facilities for which we currently have limited alternative sources of supply. Changes in the availability, pricing or quality of these services or facilities may have a material adverse effect on our business and profitability.

         Pursuant to various agreements and arrangements, China Netcom Group provides us with services and facilities necessary for our business activities, including but not limited to, the use of fiber-optic networks in our northern and southern service regions, submarine cables in the Asia-Pacific region, international gateways, leases for properties located in our northern and southern service regions and the Asia-Pacific region.

         The interests of China Netcom Group as provider of these services and facilities may conflict with our interests. We currently have limited alternative sources of supply for these services and facilities and, as a result, may have limited ability to negotiate with China Netcom Group regarding the terms for providing these services and facilities. Changes in the availability, pricing or quality of these services or facilities may have a material adverse effect on our business and profitability.

Failure by China Netcom Group to fulfill its obligations under certain existing arrangements may have a material adverse effect on our business operations, growth prospects and profitability.

         China Netcom Group has committed to certain arrangements to support our existing operations and future development, including through a letter of undertakings, a non-competition agreement and a restructuring agreement. In the letter of undertakings, China Netcom Group agreed to, among other things, extend its full support to our current operations and future developments. China Netcom Group has also entered into a non-competition agreement whereby China Netcom Group has agreed not to compete with us in our service regions and our international markets without our consent. In addition, under a restructuring agreement, China Netcom Group agreed to indemnify CNC China and us for losses arising from certain matters. Failure by China Netcom Group to fulfill its obligations under any of these arrangements may have a material adverse effect on our business operations, growth prospects and profitability.

The PRC National Audit Office, and other governmental or third parties may audit or investigate our ultimate controlling shareholder and us from time to time. The outcome of these governmental or third party investigations may adversely affect our corporate image, the reputation and credibility of our management, our business and financial condition and the prices of our shares and ADSs.

         PRC's National Audit Office, or the NAO, from time to time performs audits on state-owned companies, such as China Netcom Group, our ultimate controlling shareholder. If, as a result of an NAO audit, material irregularities are found within China Netcom Group or China Netcom Group becomes the target of any negative publicity, there would be a material adverse effect on our corporate image, the reputation and credibility of our management, our business and financial condition and the prices of our shares and ADSs. In addition, we may be the subject of other governmental or third party investigations or similar events that, depending on their outcome, could have a material adverse effect on our business and financial condition and the prices of our shares and ADSs.

Risks Relating to the PRC Telecommunications Industry

Extensive government regulation of the telecommunications industry in China may restrict our ability to respond to market conditions or competition, and may have a material adverse effect on our operations, business and financial condition.

         As a telecommunications operator in China, we are subject to extensive regulation by and under the supervision of the MII, which is the primary telecommunications industry regulator in China. The MII is responsible for formulating policies and regulations for the telecommunications industry, granting telecommunications licenses, allocating frequency spectrum and numbers, formulating interconnection and settlement arrangements between telecommunications operators, and enforcing industry regulations. Other PRC governmental authorities also regulate tariff policies, capital investment and foreign investment in the telecommunications industry. See "Item 4. Information on the Company -- Regulation". The regulatory framework within which we operate may constrain our ability to implement our business strategies and limit our ability to respond to market conditions or to changes in our cost structure. Moreover, we operate our businesses pursuant to approvals granted by the State Council and under licenses granted by the MII. If these approvals or licenses were revoked or suspended, our business and operations would be materially and adversely affected. In addition, we are subject to various regulatory requirements as to service quality, pricing and other actions, and failure to comply with such requirements may subject us to mandatory penalties or other punitive measures, any of which could have a material adverse effect on our operations and financial condition.

         In addition, some of our competitors, such as China Unicom and China Railcom, enjoy preferential treatment from the PRC government with respect to tariff setting. These companies are currently permitted to set their respective tariffs for certain services, such as long distance calls over the public switched telephone network, or the traditional network, at price levels above or below the government fixed tariffs on a long-term basis, subject to filings with, and approvals from, the relevant regulatory authorities. This preferential treatment is not available to us. Our competitors who enjoy this preferential treatment may be able to provide certain services at prices that are more competitive than our prices, and our business and financial condition may be adversely affected as a result.

Future changes to the regulations and policies governing the telecommunications industry in China, including possible future industry restructurings, may have a material adverse effect on our businesses.

         Possible future changes to regulations and policies governing the telecommunications industry in China may have a material adverse effect on our businesses and operations. As part of the comprehensive plan to restructure the telecommunications industry in China, as approved by the State Council in 2001, the central government stated its intention to further adjust and improve its regulatory oversight of the telecommunications industry, including gradual further deregulation of telecommunications tariffs.

         The Ministry of Information Industry, or the MII, under the direction of the State Council, is currently preparing a telecommunications law to provide a uniform regulatory framework for the telecommunications industry. If and when the telecommunications law is adopted by the National People's Congress, it will provide a new framework for telecommunications regulations in China. The proposed nature and scope of the telecommunications law have not yet been announced by the PRC government. The telecommunications law and other new telecommunications regulations or rules, or future changes thereto, such as enforcement of existing regulations and policies, may materially and adversely affect our business and financial condition.

         Issues may also arise regarding the interpretation and enforcement of China's WTO commitments regarding telecommunications services, which may affect telecommunications regulations and the telecommunications industry in China. Any future regulatory changes, such as those relating to the issuance of additional telecommunications licenses, tariff setting, interconnection and settlement arrangements, changes in technical and service standards, universal service obligations and spectrum and number allocations, may have a material adverse effect on our business and operations.

         The PRC government may issue additional mobile telecommunications licenses in the future. The timing of issuance and terms of these licenses, if any, have not yet been announced. We cannot assure you that we will be able to obtain a mobile license. In addition, if we do obtain a mobile license, we may not be able to effectively establish mobile operations or that our mobile operations will generate satisfactory returns for our shareholders. The issuance of additional licenses would also increase the competition we face.

         The PRC telecommunications industry has been extensively restructured in recent years and may be subject to further restructuring. Such further industry restructuring may materially affect the operations of all telecommunications operators in China, including us. Accordingly, we cannot predict the scope and effect of any further restructuring on our operations.

New regulations, regulatory changes or changes in enforcement policies relating to telecommunications tariffs may adversely affect our competitiveness, business and profitability.

         Tariffs are the prices we charge our customers for our telecommunications services. We are subject to extensive government regulations on tariffs, especially those relating to our basic telecommunications services, such as local and long distance fixed-line telephone services, managed data services, leased line services and interconnection agreements. The relevant provincial telecommunications administrations and provincial price bureaus currently determine the monthly fees and usage fees for our fixed-line local telephone services based on a fixed tariff set by the MII in consultation with the National Development and Reform Commission, or NDRC. The MII and the NDRC jointly set tariffs for all long distance services using the traditional network, leased lines and data services. We derive a substantial portion of our revenues from services that are subject to tariffs determined by the PRC government. In the past, our revenues have been adversely affected by reductions in tariffs mandated by the PRC government.

         In 2002, the MII indicated in writing that it did not intend to initiate any adjustment to tariffs for local fixed-line telephone services during the three to five years commencing in September 2002. However, we cannot predict with accuracy the timing, likelihood or magnitude of tariff adjustments or the extent or potential impact on our business of future tariff adjustments. If the government substantially lowers the tariffs for local fixed-line telephone services, our business and profitability may be adversely affected.

         In addition, the tariffs for some of our services in certain locations have been set at levels below the levels mandated by the government. While we believe these tariffs are consistent with the tariff levels set by our competitors for these same services, the MII may order us to raise these tariffs and may impose fines on us for repeated failures to comply with the mandated tariff levels for these services, or even suspend our business where the situation becomes serious, as determined at the discretion of the MII. The MII recently issued a regulatory circular, in which it reaffirmed its intention to strictly enforce these minimum tariff levels. In addition, such enforcement may be undertaken in a selective manner, such that we, and not our competitors, are affected. The enforcement of such tariff levels and the imposition of fines or other penalties, whether done on a selective or industry-wide basis, may materially and adversely affect our competitiveness and, consequently, our business and profitability.

The PRC government may require major operators, including us, to provide universal services with specified obligations, and we may not be compensated adequately for providing such services.

         Under the Telecommunications Regulations, as promulgated by the State Council on September 25, 2000, telecommunications operators in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government, and the MII has the authority to delineate the scope of universal service obligations. The MII, together with governmental finance and pricing authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. These rules have not yet been promulgated, and there are currently no specific regulatory requirements relating to the provision of universal services in China.

         While the scope of specific universal services obligations is not yet clear, we believe that such services may include mandatory provision of basic telecommunications services in less economically developed areas in China. We may not be adequately compensated by the government or be able to realize an adequate return on investments for expanding networks to, and providing telecommunications services in, those less economically developed areas due to potentially higher capital expenditure requirements, lower usage by customers and lack of flexibility in setting our tariffs.

         The MII has recently required China Telecom, China Netcom Group, China Mobile, China Unicom, China Railcom and China Satcom to participate in a project to provide telephone services in a number of remote villages in China as transitional measures prior to the formalization of a universal service obligation framework. In order to fulfill such obligations under these transitional measures, China Netcom Group has agreed with us that it will assume the responsibility for investing in and constructing the necessary network facilities. If we operate and maintain such network facilities in our northern and southern service regions, China Netcom Group has agreed to compensate us for the related expenses based on their fair market value. However, China Netcom Group may fail to fulfill its obligations under this project, and we may not be adequately compensated by China Netcom Group for the cost and expenses resulting from our operation and maintenance of any such network. Either of these events may adversely affect our financial condition.

We face regulatory uncertainties associated with our Asia-Pacific operations that may disrupt our operations.

         Our Asia-Pacific telecommunications operations are subject to extensive government regulation, which may limit our flexibility to respond to market conditions, competition, new technologies or changes in our cost structure. In most countries and regions, we are required to obtain one or more telecommunications authorizations for our telecommunications networks and services and are subject to a variety of regulatory obligations. In most of the countries in which we have or plan to have operations, the telecommunications regulations are still evolving. In some countries and regions, the range of services that we are legally permitted to provide is limited. In other countries and regions, telecommunications legislation may be applied in an unequal or discriminatory fashion. Any changes in law, regulations or government and regulatory policies could have a material adverse effect on our business and results of operations. In particular, decisions or actions by regulators concerning economic or business interests or goals that are inconsistent with our interests may have a material adverse effect on our financial condition and results of operations. Failure to meet these regulatory requirements may result in fines or other sanctions, including revocation of our licenses. We may also be required to obtain new licenses to expand into new areas of business. We may fail to obtain these licenses and our existing licenses may not be renewed. Any of these events may disrupt our operations in the Asia-Pacific region.

Risks Relating to China and Asia

Our operations may be adversely affected by China's economic, political and social conditions.

         Most of our assets are located in China and most of our revenues are derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to economic, political and social developments in China. In particular, our operating results may be adversely affected by:

         o    changes in China's political, economic and social conditions;

         o changes in policies of the government or changes in laws and regulations, or the interpretation of laws and regulations;

         o    changes in foreign exchange regulations;

         o measures that may be introduced to control inflation, such as interest rate increases; and

         o    changes in the rate or method of taxation.

         The Chinese economy has historically been a planned economy. The majority of productive assets in China is still owned by various levels of the PRC government. In recent years the government has implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the economy and a high level of management autonomy. Such economic reform measures may be inconsistent or ineffectual, and we may not benefit from all such reforms. Furthermore, these measures may be adjusted or modified, possibly resulting in such economic liberalization measures being applied inconsistently from industry to industry, or across different regions of the country.

         In the past twenty years, China has been one of the world's fastest growing economies in gross domestic product, or GDP. We cannot assure you that such growth will be sustained in the future. Moreover, a slowdown in the economies of the United States, the European Union and certain Asian countries may adversely affect economic growth in China. Our financial condition and results of operations, as well as our future prospects, would be materially and adversely affected by an economic downturn in China.

         Economic growth in China has also historically been accompanied by periods of high inflation. The government has implemented various policies from time to time to control the rate of economic growth, limit inflation and otherwise regulate economic expansion. Some of these measures benefit the overall economy of China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or by changes in the tax regulations applicable to us.

Political and economic conditions in the Asia-Pacific region are unpredictable and our operations may be disrupted if these conditions become unfavorable to our business.

         A key element of our international business strategy involves the expansion of our operations in the Asia-Pacific region. Substantially all of our business activities outside China are concentrated in the Asia-Pacific region. Changes in political or economic conditions in the region are difficult to predict and may adversely affect our operations or cause this region to become less attractive to businesses, which may reduce our revenues. For example, the recession that many Asia-Pacific countries and regions experienced in 1998 and early 1999 was characterized by currency fluctuations, liquidity shortages and an overall economic decline. Declining economic growth rates in the future may reduce our revenues and cause us to lower our expenditures on our network infrastructure and operations, which may negatively impact our business and our profitability over time.

         Our Asia-Pacific operations also expose us to additional risks inherent in international operations, including:

         o difficulties enforcing agreements and collecting receivables through some Asian legal systems;

         o fluctuations in foreign currency exchange rates, which may adversely affect our results of operations and the value of our Asian assets and investments;

         o implementation of foreign exchange controls or other restrictions; and

         o difficulties in obtaining licenses or interconnection arrangements on acceptable terms, or at all.

         Any of the above risks may adversely affect our financial condition and results of operations.

         Further, some of the countries in the Asia-Pacific region in which we operate and have investments have experienced or continue to experience political instability. The continuation or re-emergence of such political instability may have a material adverse effect on economic or social conditions in those countries and may result in outbreaks of civil unrest in the affected areas, any of which may have a material adverse effect on our financial condition and results of operations or on the ownership, control and condition of our assets in those areas.

The PRC legal system has inherent uncertainties that may limit the legal protections available to you as an investor or to us in the event of any claims or disputes with third parties.

         The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the central government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. In particular, legislation over the past twenty-five years has significantly enhanced the protections afforded to various forms of foreign investment in China. CNC China, our primary operating subsidiary, was incorporated in China as a "wholly foreign-owned enterprise". Although we are the sole shareholder of, and therefore have full control over, CNC China, the exercise of our shareholder rights in CNC China are subject to its articles of association and PRC laws applicable to foreign investment enterprises in China, which may be different from the laws of the United States. For example, unlike in the United States, under PRC laws, shareholders do not have the right to sue the directors or officers for misconduct on our behalf if we fail to commence such a lawsuit ourselves. As Chinese foreign investment laws and regulations are relatively new and the Chinese legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the remedies available to you as an investor and to us in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Since we are a Hong Kong company, you will not have certain investor rights as our shareholder, such as the right to bring legal action against other shareholders on behalf of the company.

         We are incorporated in Hong Kong. Under the Company Ordinance of Hong Kong, shareholders do not have the right to bring legal action against any other shareholders, including CNC BVI, our controlling shareholder, on our behalf to enforce any claim against such party or parties if we fail to enforce such claim ourselves.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management.

         Most of our current operations are conducted in China and most of our assets are located in China. In addition, most of our directors and executive officers reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel, Haiwen & Partners, has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of court judgments. Our Hong Kong counsel, Linklaters, has also advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, recognition and enforcement in China of judgments of a court of the United States or any other jurisdiction, including judgments against us or our directors, executive officers, underwriters or experts, may be difficult or impossible.

Government control of currency conversion may adversely affect our operations and financial results.

         We receive substantially all of our revenues in Renminbi, which is not a freely convertible currency. A portion of such revenues will need to be converted into other currencies to meet our foreign currency obligations. Our foreign currency requirements primarily include:

         o    debt service on foreign currency-denominated debt;

         o    purchases of imported equipment; and

         o    payment of any dividends declared in respect of our shares.

         Our primary operating subsidiary will be permitted to undertake current account foreign exchange transactions by producing commercial documents evidencing such transactions, provided that they are processed through certain banks in China. However, foreign exchange transactions under the capital account, including principal payments with respect to foreign currency-denominated obligations, will be subject to limitations of the State Administration of Foreign Exchange. These limitations may affect our ability to obtain foreign exchange through debt or equity financing, or to obtain foreign exchange for capital expenditures.

         In the future, we expect to derive an increasing proportion of our revenues from our Asia-Pacific operations. The governments of some of the Asian countries in which we operate have in the past imposed various forms of foreign exchange controls. We cannot assure you that foreign exchange controls will not be imposed again in the future. If imposed, these restrictions may adversely affect our ability to meet our foreign currency obligations.

Fluctuations in exchange rates may adversely affect our financial condition and results of operations and the prices of our shares and ADSs or any dividends payable on our shares and ADSs in foreign currency terms.

         Although the official exchange rate for the conversion of Renminbi to U.S. dollars has been stable, with the Renminbi appreciating slightly against the U.S. dollar in recent years, the exchange rate of the Renminbi may become volatile against the U.S. dollar or other currencies in the future. Substantially all of our revenues are denominated in Renminbi, while a portion of our capital expenditures are denominated in foreign currencies, such as U.S. dollars and Hong Kong dollars. Future movements in the exchange rate of Renminbi and other currencies may have an adverse effect on our financial condition and results of operations, particularly our international long distance services and Asia-Pacific telecommunications services. In addition, any revaluation of the Renminbi may adversely affect the prices of our shares and ADSs or any dividends payable on our shares and ADSs in foreign currency terms.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our Chinese operating subsidiary, which may restrict our ability to act in response to changing market conditions.

         Substantially all of our operations are conducted through our Chinese operating subsidiary, China Netcom (Group) Company Limited, or CNC China. The ability of our Chinese subsidiary to make dividend and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. As a wholly foreign-owned enterprise in China, CNC China is required to provide for a reserve fund and a staff and workers' bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC. CNC China is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital. In addition, the profit available for distribution from our Chinese subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from one performed in accordance with either Hong Kong GAAP or U.S. GAAP. As a result, we may not receive sufficient distributions from our Chinese subsidiary to enable us to make dividend distributions to our shareholders in the future, even if our Hong Kong GAAP or U.S. GAAP financial statements indicate that our operations have been profitable.

         Distributions by our Chinese subsidiary to us other than as dividends may be subject to governmental approval and taxation. Any transfer of funds from our company to our Chinese subsidiary, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval with or by Chinese governmental authorities, including the relevant administration of foreign exchange and/or other relevant examining and approval authorities. These limitations on the free flow of funds between us and our Chinese subsidiary may restrict our ability to act in response to changing market conditions.

Risk relating to our ADSs

Holders of our ADSs will not have the same voting rights as the holders of our shares and may not receive voting materials in time to be able to exercise their right to vote.

         Except as described in this document and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will receive proxy materials with respect to matters to be voted on at a meeting of shareholders through the depositary and may only exercise voting rights by appointing the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. Consequently, if the materials are slow to be forwarded to holders of ADS by the depositary or are otherwise delayed or if the depositary sets deadlines by which holders of ADSs must give their instructions regarding how to vote that fall too soon after mailing of the proxy materials, you may not receive voting materials in time to instruct the depositary to vote. Thus, it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, may not have the opportunity to exercise a right to vote.
ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

Our History

         Our current principal operating subsidiary, CNC China, was incorporated as a PRC limited liability company in August 1999 by its four founders and shareholders, the Academy of Sciences, INC-SARFT, CRTC and Shanghai Alliance, as a facilities-based telecommunications operator in China. We were established on October 22, 1999 to facilitate investments by foreign investors, including CNC Fund, L.P., in CNC China. Shortly thereafter, the four founders, using their respective equity interests in CNC China as capital contributions, established China Netcom (Holdings) Company Limited, or China Netcom Holdings, which in turn contributed its entire interests in CNC China through CNC BVI to us. CNC Fund, L.P. purchased from us 30,967,127 Series A preferred shares of par value US$0.01 each in February 2001 for a cash consideration of US$325,000,000. As a result of these transactions:

         o    CNC BVI became a majority shareholder in us;

         o    CNC Fund, L.P. became a minority shareholder in us;

         o Our principal asset became our ownership of the interests in CNC China; and

         o The legal form of CNC China became a wholly foreign-owned enterprise.

         We, through China Netcom Corporation International Limited, established Asia Netcom in 2002. Asia Netcom remained inactive until it acquired substantially all the assets, including cash, and most of the subsidiaries, of the former Asia Global Crossing Ltd., or AGC, in March 2003. The transaction was consummated under Section 363 of the U.S. Bankruptcy Code. The transaction consisted of the assumption of certain contracts and liabilities, including selected customer contracts and vendor liabilities, and the payment of cash to AGC. The assets included submarine cable and network assets connecting Japan, Korea, Taiwan, Hong Kong, the Philippines, Singapore and Australia, as well as sales operations in these countries and regions. We held a 51% equity interest in Asia Netcom after the acquisition of AGC. In December 2003, we acquired the remaining 49% interest in Asia Netcom for cash consideration of US$61 million.

Formation of the China Netcom Group

         Pursuant to a PRC government-issued directive in 2001 to restructure the PRC fixed-line telecommunications industry, which has been in operation for decades, China Telecom Group, the then incumbent fixed-line carrier, in May 2002, divided its operations between:

         o    China Telecom Group, which retained:

              o the principal fixed-line networks that were located in 21 southern and western provinces and municipalities of China; and

              o assets constituting 70% of the bandwidth of the nationwide inter-provincial fiber-optic network that were owned by the former China Telecom Group; and

         o    China Netcom Group, which was established with:

              o the principal fixed-line networks that were located in the Beijing and Tianjin Municipalities and the provinces of Hebei, Henan, Shandong, Liaoning, Shanxi, Jilin and Heilongjiang and the Inner Mongolia Autonomous Region; and

              o assets constituting 30% of the bandwidth of the nationwide inter-provincial fiber-optic network that were owned by the former China Telecom Group.

         Pursuant to the same directive, China Netcom Group purchased the entire equity interest in Jitong Communications Company Limited on May 28, 2003. In April 2004, the shareholders of China Netcom Holdings agreed to transfer their respective interests in China Netcom Holdings to China Netcom Group, as described below.

Restructuring in Anticipation of the November 2004 Global Offering

         In April 2004, each of the Academy of Sciences, INC-SARFT, CRTC and Shanghai Alliance entered into a share transfer agreement with China Netcom Group to transfer their respective interests in China Netcom Holdings before the restructuring to China Netcom Group in consideration for the transfer to each of them by CNC BVI of approximately 38 million of our ordinary shares of par value US$0.04 each after the restructuring described below, which represents an aggregate of approximately 2.8% of our outstanding share capital prior to the November 2004 global offering. As a result of these and related transactions, CNC BVI became a direct wholly owned subsidiary of China Netcom Group.

         Also in April 2004, the predecessor of Shandong SASAC and China Netcom Group entered into an asset transfer agreement whereby Shandong SASAC agreed to transfer its interests, assets and liabilities relating to telecommunications operations in rural areas in Shandong Province to China Netcom Group in consideration for the transfer to it by CNC BVI of approximately 153 million of our ordinary shares of par value US$0.04 each after the restructuring described below, which represents approximately 2.8% of our outstanding share capital prior to the November 2004 global offering.

         Pursuant to trust agreements entered into between CNC BVI and each of the Academy of Sciences, INC-SARFT, CRTC, Shanghai Alliance and Shandong SASAC, the ordinary shares owned by these five shareholders are held in trust in the name of CNC BVI.

         Pursuant to a share purchase and exchange agreement entered into among CNC BVI, CNC Fund and us in June 2004, CNC Fund, L.P. sold to CNC BVI all of the preferred shares and ordinary shares in our company that it owned before the restructuring. In exchange, CNC Fund, L.P. received an option to receive (a) 445.5 million ordinary shares of our company from CNC BVI, or 8.1% of our shares on a fully diluted basis prior to the November 2004 global offering or (b) a cash alternative from CNC BVI. On September 27, 2004, CNC Fund, L.P. exercised this option to receive 445.5 million ordinary shares of our company from CNC BVI. Our restructuring in anticipation of the November 2004 global offering was completed as of June 30, 2004.

The Asset and Liability Transfers

         Transfer procedures

         We obtained our current assets and liabilities as a result of a series of asset and liability transfers, which are summarized below.

         (1) CNC China transferred all of its PRC assets and liabilities to China Netcom Group. CNC China also transferred, to Asia Netcom, CNC China's overseas long-term investments and, to other parties, CNC China's domestic long-term investments.

         (2) China Netcom Group transferred all of its fixed-line telecommunications assets and related liabilities (other than the international gateway and related international network assets, as well as the inter-provincial fiber-optic network and related assets and liabilities) in our northern and southern service regions to CNC China through CNC BVI and our company.

         (3) CNC BVI purchased all of Asia Netcom's interest in the holding company of the submarine cable assets, or the cable holding company, thereby assuming ownership of a majority of the Asia-Pacific submarine cables. The companies that did not form part of the purchase continue to own and operate the remaining Asia-Pacific submarine cables and related network assets and deliver cable-related products and services.

         Following the transfer of the cable holding company from Asia Netcom to CNC BVI, Asia Netcom remained as a guarantor for debt of approximately US$182 million and as a co-obligor for debt of approximately US$26 million owed to two of its suppliers. Following the restructuring on June 30, 2004, Asia Netcom completed its negotiations with these suppliers and paid off these debts and was released as guarantor and co-obligor of these debts in exchange for our company's assuming, in September 2004, the duties and obligations under a promissory note in the amount of US$123 million issued by a wholly owned subsidiary of the cable holding company, which was reflected as a reduction in our owner's equity of RMB 1,021 million.

         Result of transfers

         Immediately upon the completion of our restructuring, China Netcom Group retained the following assets and liabilities:

         (1) assets and liabilities of our northern and southern service regions relating to the inter-provincial fiber-optic network, certain land and buildings, international gateways and related international network assets, long-term investments, certain cash balances, certain debts and ancillary telecommunications services, such as yellow-pages and paging services;

         (2) all assets and liabilities of the fixed-line telecommunications operations (including the inter-provincial fiber-optic network) outside our northern and southern service regions that China Netcom Group owned before and continues to own after our restructuring;

         (3) all assets and liabilities of the fixed-line telecommunications operations (including the inter-provincial fiber-optic network) outside our northern and southern service regions that we owned prior to our restructuring;

         (4) all non-core businesses, including businesses other than the principal telecommunications operations in our northern and southern service regions, which primarily include procurement of materials, equipment maintenance services, engineering, project planning and design and the operation of certain social facilities;

         (5) the assets and liabilities representing a majority of the Asia-Pacific submarine cables and certain other related assets located outside China that were transferred from Asia Netcom; and

         (6) other minor telecommunications assets and liabilities.

         These assets and liabilities are referred to as Retained Businesses. The assets and liabilities retained by China Netcom Group under items (1), (3) and (5) are referred to as Distributed Assets and Liabilities.

         Other than the assets and liabilities retained by China Netcom Group that are described above, we, immediately upon the completion of our restructuring, primarily owned the following assets and liabilities:

         o fixed-line telecommunications network assets and related liabilities in our northern and southern service regions; and

         o remaining telecommunications assets and related liabilities in the Asia-Pacific region operated by Asia Netcom. We refer to these assets and liabilities as Our Restructured Assets and Liabilities.

         In addition, we lease from China Netcom Group:

         o an inter-provincial fiber-optic network, international gateway and related international network assets;

         o a majority of the Asia-Pacific submarine cables and related assets located outside China; and

         o certain land and buildings and other minor telecommunications assets within our northern and southern service regions.

         These leased assets, together with Our Restructured Assets and Liabilities, are collectively referred to as Our Included Businesses.

         In summary, following our restructuring, we provide:

         o telecommunications businesses in our northern and southern service regions; and

         o international telecommunications services in the Asia-Pacific region.

         China Netcom Group continues to:

         o provide telecommunications services in provinces, autonomous regions and municipalities outside our northern and southern service regions; and

         o    own non-core businesses.

         Therefore, the customer base of China Netcom Group is primarily comprised of customers that are domiciled in the regions where China Netcom Group operates. China Netcom Group operates through branch companies and wholly owned subsidiaries in each of the provinces, autonomous regions and municipalities in which it operates. These branch companies and wholly owned subsidiaries employ their own staff, who are wholly separate from our employees.

         The accounting treatment of these transactions and other restructuring transactions is discussed in "Item 5. Operating and Financial Review and Prospects -- Factors Affecting Our Results of Operations -- Our Recent Restructurings".

Other Issues Related to the Restructuring

         Licensing Arrangements

         Following our restructuring in anticipation of the November 2004 global offering, China Netcom Group continues to hold licenses to operate telecommunications networks and provide telecommunications services, but has, with the consent of the MII, granted CNC China the right to rely on these licenses to operate the assets described above and the related businesses.

         China Netcom Group is licensed by the MII to operate, among other things, the following businesses:

         o domestic and international fixed-line telecommunications network and facility (including PHS) businesses;

         o voice, data, image and multimedia communications and information services based on the fixed-line telecommunications network; and

         o settlement of international telecommunications business in accordance with relevant governmental regulations, and development of international telecommunications markets.

         The MII has not required China Netcom Group to pay for its use of these licenses, nor has the MII specified the termination date of these licenses. Similarly, our restructuring agreement with China Netcom Group does not contemplate payments for the use of these licenses or any termination of their use.

         As approved by the MII, China Netcom Group has authorized CNC China to operate the following businesses within our northern and southern service regions:

         o domestic fixed-line telecommunications network and facility (including PHS) businesses;

         o voice, data, image and multimedia communications and information services based on the fixed-line telecommunications network; and

         o settlement of international telecommunications business in accordance with relevant governmental regulations, and development of international telecommunications markets.

         We and CNC China are not required by the MII or China Netcom Group to pay for the right to rely on these licenses. China Netcom Group is required, under the restructuring agreement, to hold and maintain all our approvals from the MII and business licenses that authorize us to conduct our businesses.

         In addition, in our international markets, we hold licenses that permit us to own and independently operate the non-PRC assets described above in key countries and regions, including Japan, Hong Kong and Singapore. We also operate in Korea, Malaysia, Indonesia and the Philippines through joint ventures or through contractual relationships with operators that permit us to rely on the relevant telecommunications licenses. Licenses are not required in other countries in which we operate, such as Australia.

         Non-competition undertaking

         China Netcom Group has provided certain undertakings to us, including an undertaking to fully support our existing operations and future development, a non-competition undertaking and an indemnity against certain losses arising from the restructuring and Our Restructured Assets and Liabilities.

Our initial public offering in November 2004

         In November 2004, we successfully completed our initial public offering of shares, or IPO, raising approximately RMB 8,944 million in aggregate net proceeds for us, after deduction of fees and expenses. Our shares are listed and traded on the Hong Kong Stock Exchange and ADSs representing our shares are listed and traded on the New York Stock Exchange.

         Our subsidiaries

         We own the entire equity interest of CNC China, a company registered in China and, through China Netcom Corporation International Limited, the entire issued share capital of Asia Netcom, a company registered in Bermuda. CNC China is our operating company in China. All businesses in our northern and southern service regions are operated through its local branch offices. Asia Netcom operates either directly or through its subsidiaries in Hong Kong and other key business centers in the Asia-Pacific region.

Change of our financial year end

         In order to conform our financial year end, which was March 31 previously, with the financial year end of the businesses that were transferred to us in connection with the restructuring, we changed our financial year end from March 31 to December 31 beginning on April 1, 2003.

Name changes

         We were in incorporated in Hong Kong under the Companies Ordinance as a private limited liability company on October 22, 1999 under the name of Target Strong Limited.

         o We changed our name from Target Strong Limited to China Netcom (Hong Kong) Corporation Limited on December 9, 1999.

         o We changed our name from China Netcom (Hong Kong) Corporation Limited to China Netcom Corporation (Hong Kong) Limited on August 4, 2000.

         In connection with our restructuring in anticipation of the November 2004 global offering:

         o    We changed our company name from China Netcom Corporation (Hong
              Kong) Limited to China Netcom Group Corporation (Hong Kong) Limited on July 23, 2004;

         o CNC China's company name was changed from China Netcom Corporation Limited to China Netcom (Group) Company Limited on September 10, 2004; and

         o    CNC BVI's company name was changed from China Netcom Holdings
              (BVI) Limited to China Netcom Group Corporation (BVI) Limited on August 31, 2004.

BUSINESS OVERVIEW

         Except for certain historical financial data such as operating cash flows, and unless otherwise indicated, all business data relating to us provided in this Business section, including our usage volume, number of fixed-line subscribers, market share and number of posts and bandwidth leased, do not include data of any of the operations that were included in our consolidated financial statements as of and for the period prior to June 30, 2004, but were distributed to China Netcom Group as part of our restructuring as of June 30, 2004. These operations owned by China Netcom Group are not ours and their results of operations will not be reflected in our consolidated financial statements as of and for periods subsequent to July 1, 2004.

General Information

         Our legal and commercial name is China Netcom Group Corporation (Hong
Kong) Limited, Our principal executive offices are located at Building C, No. 156 Fuxingmennei Avenue, Xicheng District, Beijing, PRC 100031. Our telephone number is (86-10) 6642-6655. Our registered offices are located at 59th Floor, Bank of China Tower, 1 Garden Road, Hong Kong. We have appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, United States of America, with telephone number (1-212) 894-8940, as our agent for service of processes for actions brought under the U.S. securities laws.

Our Services

         We are the dominant provider of fixed-line telephone services, broadband and other Internet-related services and business and data communications services in our northern service region in China. We also provide voice, broadband and data services using new technologies in our southern service region and international voice and data services throughout the Asia-Pacific region.

         Tariffs for our services are regulated by the government, including the MII, the NDRC, and provincial telecommunications administrations and price bureaus in China. We describe, in this "Item 4. Information on the Company -- Business Overview" section, tariffs for services for which we have sole discretion in setting the market-based tariff levels, including VoIP and broadband Internet services. For a discussion of government-fixed tariffs and guidance tariffs, such as those for fixed-line telephone services, see "-- Regulation -- Tariff Setting". Prices for some of our services may be subject to promotional discounts.

Fixed-line telephone services (including PHS)

         We are the dominant provider of fixed-line telephone services in our northern service region, with a market share of 94.5% as of December 31, 2004, based on the number of fixed-line subscribers.

         Our fixed-line telephone services consist of local telephone, domestic long distance, international long distance, value-added and interconnection services. The number of our fixed-line subscribers in our northern service region has increased from 58.4 million as of the end of 2002 to 80.4 million as of December 31, 2004. Of the total number of fixed-line subscribers in our northern service region, as of December 31, 2004, approximately 67.8% were residential customers, 8.3% were business customers, 5.1% were public telephones and 18.9% were PHS subscribers. Fixed-line telephone services represent our principal business activity.

         In 2000, we began to selectively build wireless local access networks based on PHS technology to offer PHS services as a cost-effective alternative to mobile services. Our PHS services have been introduced in most cities in our northern service region, where we have rolled out our PHS networks as an extension to our existing fixed-line network.

         PHS services are wireless telephone services that have features similar to traditional mobile telephone services. For example, both types of services offer voice services over handsets as well as short messaging functions. However, as PHS services have smaller cellular coverage than traditional mobile networks, PHS networks require more cellular sites for the same area coverage. In addition, due to regulatory constraints in China, users of PHS services are only permitted to roam within an area with the same area code while traditional mobile telephone services offer nationwide or international roaming capabilities. Tariffs for PHS services are similar to those for traditional fixed-line services, which are generally lower than those for traditional mobile services. Furthermore, incoming calls are free when using PHS services but are charged on a per minute basis when using traditional mobile services.

         Our PHS services are designed to provide our subscribers that require mobility within an area with the same area code with a more cost-effective tariff plan than traditional mobile services and access to value-added data services. We believe that our PHS services have contributed to the growth in our customer base, overall call volumes and revenues, and have also mitigated the substitution effect of mobile services. Our PHS services are provided in regions covering more than 60 area codes in our northern service region and the number of our PHS subscribers has grown rapidly since we began offering this service. As of December 31, 2004, we had 15.1 million PHS subscribers in our northern service region, compared to approximately 1.4 million at the end of 2002.

         We also operate a network of approximately 4.1 million public telephones located in our northern service region in China. We provide local, domestic long distance and international long distance call services and Internet services through our public telephones. An important contributing factor to the demand for public telephones services is China's large and growing migrant population.

         We are seeking to stimulate continued growth in fixed-line traffic through the introduction of value-added services, such as caller identification, telephone information services, teleconferencing and PHS short messaging service.

         In addition to our northern service region, we also selectively provide fixed-line telephone services, mainly IP-based domestic and international long distance services, in our southern service region.

         The following table summarizes key information regarding our local telephone services in our service regions in China as of the dates indicated:


                                                                                 As of December 31,
                                                                        ------------------------------------
                                                                          2002         2003           2004
                                                                        --------    ---------       --------
                                                                         (in thousands, except percentages)
Total number of fixed-line
  subscribers(1)..................................................      58,358       69,614           80,383
Northern service region
     Number of fixed-line subscribers
       Residential................................................      48,772       52,534           54,116
       Business...................................................       5,586        6,191            6,630
       PHS........................................................       1,403        7,423           15,073
       Public telephones..........................................       2,590        3,233            4,057
                                                                        --------    ---------       --------
          Total...................................................      58,351       69,381           79,875
                                                                        ========    =========       ========
     Market share(2)..............................................        97.0%        96.0%            94.5%
Southern service region
     Number of fixed-line subscribers.............................         6.7          233              507


__________
(1) Fixed-line subscribers consist of all access lines in service as well as PHS subscribers. We calculate PHS subscribers based on number of active telephone numbers for our PHS services. In cases where a PHS subscriber uses the same telephone number as an access line in service, the designation as a PHS subscriber or access line in service depends on which service is first activated. We increase our total number of fixed-line subscribers as soon as practicable after activation of the service. We remove a fixed-line subscriber from the total number of fixed-line subscribers as soon as practicable after the fixed-line subscriber deactivates the service voluntarily or three months after the date on which the fixed-line subscriber's bill becomes overdue. Prepaid and postpaid telephone card customers are not counted toward our fixed-line subscribers.

(2) Calculated by dividing our fixed-line subscribers as of December 31, 2002, 2003 and 2004 by combined fixed-line subscribers in our northern service region, as measured by the provincial telecommunications administrations as of such dates.


         Local telephone services

         Our local telephone services have grown steadily in recent years and continue to represent the largest portion of our fixed-line telephone services in terms of revenues.

         Service usage

         The following table sets forth information regarding usage of our local telephone services provided in our northern service region for the periods indicated:


                                                                        For the Years Ended December 31,
                                                                      -----------------------------------
                                                                       2002           2003           2004
                                                                      -----          ------          -----
Total usage (pulses in billions)(1).......................            173.3           179.0          175.6
  Internet dial-up usage (pulses in billions)(1)..........             37.2            31.6           14.0

-------------------

(1) Pulses are the billing units for calculating local telephone usage fees. See "Regulation -- Tariff Setting -- Local telephone services" for a discussion of pulses.

         The decrease in total usage in our local telephone services from December 31, 2003 to December 31, 2004 was primarily due to the decrease in Internet dial-up usage. The significant decrease in Internet dial-up usage from December 31, 2003 to December 31, 2004 was primarily due to continuing migration to broadband services.

         Domestic long distance services

         We offer long distance services through our traditional networks as well as VoIP long distance services. We are the leading provider of domestic long distance services in our northern service region with a 42.3% market share of all fixed-line and mobile operators for the year end December 31, 2004. We primarily provide our domestic long distance services through VoIP in our southern service region. Our market share in VoIP services in our southern service region was approximately 6.3% as of December 31, 2004.

         In 1999, we began to offer VoIP domestic long distance services in our northern and southern service regions. Our VoIP domestic long distance services in our northern and southern service regions as a percentage of our total domestic long distance services in terms of usage increased from 28.8% as of the end of 2002 to 47.1% as of December 31, 2004, primarily due to the increased usage of our lower-priced VoIP long distance services compared to stable usage levels for our long distance services using our traditional networks over this period. At the end of 2001, we launched our "IP Direct" service to allow customers direct access to our VoIP network by dialing a 5-digit access code from any fixed-line telephone terminal, without having to purchase prepaid phone cards. We believe our "IP Direct" service has contributed to the increase of our market share in the VoIP segment and partially offset the decline in our effective tariffs, since our "IP Direct" services are subject to less discounts than our VoIP cards.

         Service usage

         The following table shows the total minutes of domestic long distance calls carried through our long distance network and the market share of our domestic long distance services for the periods indicated:


                                                                           For the Years Ended December 31,
                                                                         -------------------------------------
                                                                         2002          2003           2004
Total minutes of domestic long distance
  calls
  (in millions)(1)(2)
    Traditional...................................................      12,152.3     12,119.4         12,148.1
     VoIP.........................................................       4,907.0      8,238.1         10,806.4
                                                                        --------     --------         ---------
       Total......................................................      17,059.3     20,357.5         22,954.5
Northern service region
  Total minutes of usage (in millions)(2)
     Traditional..................................................      12,152.3     12,089.5         11,688.6
     VoIP.........................................................       4,109.1      6,232.2          8,946.1
                                                                        --------     --------         ---------
       Sub-total..................................................      16,261.4     18,321.7         20,634.7
  Market share(3)
     Traditional(4)...............................................         50.2%        46.3%           39.9%
     VoIP(5)......................................................         43.1%        46.5%           45.8%
       Sub-total..................................................         48.2%        46.3%           42.3%
Southern service region
  Minutes of usage (in millions)
     VoIP.........................................................         797.9      2,005.9          1,860.3
  Market share(5)
     VoIP.........................................................          3.3%         6.5%            6.3%

__________
(1) Includes usage provided over traditional networks in our southern service region.

(2) Includes calls originated by prepaid phone cards users and IP subscribers that are carried over our long distance networks.

(3) Calculated by dividing our domestic long distance usage for the years ended December 31, 2002, 2003 and 2004 by combined domestic long distance usage of all fixed-line and mobile operators in our northern service region, as measured by the provincial telecommunications administrations for each such period.

(4) Calculated by dividing our domestic long distance usage over traditional networks for the years ended December 31, 2002, 2003 and 2004 by combined domestic long distance usage over traditional networks of all fixed-line and mobile operators in our northern service region, as measured by the provincial telecommunications administrations for each such period.

(5) Calculated by dividing our domestic long distance over VoIP for the years ended December 31, 2002, 2003 and 2004 by combined domestic long distance usage over VoIP of all fixed-line and mobile operators in the relevant service regions, as measured by the provincial telecommunications administrations and as estimated by us for data relating to Guangdong Province, for each such period.

         The increase in minutes of usage in our domestic long distance services in recent years is mainly due to economic development, declining effective tariffs, increased cross-regional business activities, growth in our customer base and new service offerings. The increase in competition has, however, negatively affected our market shares and may affect the future growth rate of our domestic long distance services.

         Tariffs

         In 2001, the PRC government abolished regulatory controls on tariffs for VoIP long distance calls and allowed operators to set their own rates. We currently charge RMB 0.30 per minute in addition to a local usage fee for our VoIP domestic long distance services.

         International long distance services

         We are the leading provider of international long distance services in our northern service region, with a 55.3% market share for the overall international long distance service in that region for the year ended December 31, 2004. The decline in our market share from 2002 to 2004 was primarily due to increasing competition.

         In 1999, we began to offer VoIP international long distance services in our northern and southern service regions. From the end of 2002 to the end of 2004, VoIP international long distance services as a percentage of our total international long distance services in terms of usage increased from 45.3% to 68.2%, as price-sensitive customers increasingly elected to use lower-priced VoIP international long distance services.

         Service usage

         The following table sets forth certain information related to the usage and market share of our international long distance services for the periods indicated:


                                                                                For the Years Ended December 31,
                                                                                --------------------------------
                                                                                 2002      2003           2004
                                                                                -----      -----         -------
International long distance outbound call
  minutes (in millions)(1)(2)
  Traditional...........................................................        191.2      167.2         138.8
  VoIP..................................................................        158.5      252.3         297.7
                                                                                -----      -----         -------
       Total............................................................        349.7      419.5         436.5
  Northern service region
     Total minutes of usage (in millions)(2)
       Traditional......................................................        191.2      166.7         129.2
       VoIP.............................................................        107.0      160.1         175.3
                                                                                -----      -----         -------
          Sub-total.....................................................        298.2      326.8         304.5
     Market share(3)
       Traditional(4)...................................................         67.9%      56.8%        46.5%
       VoIP(5)..........................................................         51.2%      62.7%        62.7%
          Sub-total.....................................................         60.6%      59.6%        55.3%
  Southern service region
     Minutes of usage (in millions)
       VoIP.............................................................         51.5       92.2         122.4

-------------------

(1) Includes usage provided over traditional networks in our southern service region.
(2) Includes calls originated by prepaid phone cards users and IP subscribers that are carried over our international long distance networks.
(3) Calculated by dividing our international long distance usage for the year ended December 31, 2002, 2003 and 2004 by combined international long distance usage of all fixed-line and mobile operators in our northern service region, as measured by the provincial telecommunications administrations for each such period.
(4) Calculated by dividing our international long distance usage over traditional networks for the years ended December 31, 2002, 2003 and 2004 by combined international long distance usage over traditional networks of all fixed-line and mobile operators in our northern service region, as measured by the provincial telecommunications administrations for each such period.

         Our principal outgoing international long distance calls are to Hong Kong, Taiwan, the United States, Japan and South Korea. The increase in minutes of usage in our international long distance services in recent years is mainly due to China's economic development, declining effective tariffs, increasing interaction between China and other countries and regions, the growth in our customer base and new service offerings.

         Tariffs

         The following table sets forth our current VoIP international long distance tariffs:


                                                                                              Tariff
                                                                                         ----------------
                                                                                         (RMB per minute)
VoIP services to:
  Hong Kong, Macau and Taiwan...................................................               1.50
  United States and Canada......................................................               2.40
  Asia-Pacific and certain European countries(1)................................               3.60
  All other international destinations..........................................               4.60

-------------------

(1) Includes the United Kingdom, France, Italy, Germany, Australia, New Zealand, Japan, South Korea, Singapore, Malaysia, Thailand, the Philippines and Indonesia.

         We offer international long distance services through international gateways that we lease from China Netcom Group, and pay for the use of networks of operators in foreign jurisdictions for outgoing international calls. Currently, China Netcom Group negotiates bilateral settlement arrangements and rates based on international settlement standards in the telecommunications industry. We have agreed with China Netcom Group that the costs and benefits of its international interconnection agreements will be for our account. These agreements are also currently in the process of being assigned or transferred to us.

         Value-added services

         In addition to basic telephone services, we offer a range of value-added services, including caller identification, telephone information service, teleconferencing, video conferencing, voice mail and PHS short messaging. Our value-added services increase total usage on our network and average revenues per fixed-line subscriber, thus contributing to our revenues. As of December 31, 2002, 2003 and 2004, 29.5%, 49.6% and 58.2%, respectively, of our subscribers subscribed to our caller identification service in our northern service region. During each of the three years ended December 31, 2002, 2003 and 2004, total usage of our telephone information service was 751 million minutes, 1,341 million minutes and 2,489 million minutes, respectively, in our northern service region. Value-added services are still in a relatively early stage of development in China, and we believe that there is significant growth potential in this area.

         Tariffs

         We charge RMB 3.00 to RMB 6.00 per month, depending on the region, for our caller identification service, which represented our largest value-added service by operating revenues as of December 31, 2004.

         Interconnection

         We earn interconnection fees for terminating or transiting calls that originate from other domestic operators' networks and pay interconnection fees to other operators in respect of calls originating from our networks that are terminated on their networks. We earn and pay such fees in respect of local and domestic and international long distance calls and Internet service.

         All interconnection and settlement arrangements among domestic operators in China are governed by the Telecommunications Regulations and the rules on interconnection arrangements and settlement promulgated by the MII. Most of the agreements pursuant to which we interconnect with other domestic operators were entered into by China Netcom Group prior to our restructuring. We have entered into an agreement with China Netcom Group pursuant to which we have agreed with China Netcom Group that the costs and benefits arising under these agreements, as they relate to our operations, will be for our account. We have also entered into an interconnection settlement agreement with China Netcom Group to interconnect with networks owned by China Netcom Group outside of our northern and southern service regions.

         Our current interconnection arrangements with international operators are primarily effected indirectly through China Netcom Group. We have agreed with China Netcom Group that the costs and benefits of its international interconnection arrangements will be for our account. We have agreed with China Netcom Group that these agreements will be transferred to us in the future, although the expected timetable and the terms and conditions of such transfer have not been determined. We have also agreed with China Netcom Group that CNC China will carry out international settlement nationwide.

         For additional information about our domestic and international telecommunications arrangements, see "--Regulation -- Tariff Setting -- Interconnection" and "Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions".

Broadband and other Internet-related services

         We are the leading provider of broadband and other Internet-related services in our northern service region, and one of the major providers in our southern service region. Broadband services represent one of our fastest growing businesses. This growth has been driven by the increasing affordability and rising use of personal computers and other Internet access devices, reduced tariffs and the proliferation of content and applications, such as online games and video-on-demand.

         The following table sets forth selected information regarding our broadband, dial-up and dedicated Internet access services.


                                                                             As of and For the Years Ended
                                                                                     December 31,
                                                                             ---------------------------------
                                                                              2002        2003          2004
                                                                             ------    ---------      --------
Broadband services:(1)
  DSL subscribers (in thousands)...................................          318.2      1,990.0        4,427.4
  LAN subscribers (in thousands)...................................          258.0        544.5        1,788.1
  Others (in thousands)............................................            1.2          0.7            2.5
                                                                             ------    ---------      --------
     Subtotal......................................................          577.4      2,535.2        6,217.5
Northern service region
  DSL subscribers (in thousands)...................................          318.2      1,990.0        4,410.3
  LAN subscribers (in thousands)...................................          247.7        511.7        1,461.8
  Others (in thousands)............................................            1.2          0.7            0.4
                                                                             ------    ---------      --------
     Subtotal......................................................          567.1      2,502.4        5,872.4
  Market share(2)..................................................           86.5%        89.2%          95.8%
Southern service region
  DSL subscribers (in thousands)...................................              0            0           17.1
  LAN subscribers (in thousands)...................................           10.3         32.8          326.3 (3)
                                                                             ------    ---------      --------
     Subtotal......................................................           10.3         32.8          345.6
Dial-up and dedicated Internet access
  services:
  Dial-up online usage (minutes in
     millions).....................................................       33,038.5     25,108.1       12,052.9
  Dedicated Internet access lines in service
     (in thousands)................................................            4.1          4.7            2.1
Northern service region
  Dial-up online usage (minutes in
     millions).....................................................       32,862.2     25,088.7       12,048.6
  Dedicated Internet access lines in service
     (in thousands)................................................            4.1          4.2            2.1
Southern service region
  Dial-up online usage (minutes in
     millions).....................................................          176.3         19.4           25.8

-------------------

(1) We calculate DSL subscribers based on the number of active accounts. LAN subscribers consist of end-users and dedicated line users. We calculate LAN end-users based on the number of ports subscribed for. The number of LAN dedicated line users equals total monthly fees paid by such users divided by a set average revenue per unit. The current set revenue per unit is RMB 90. We consider an account active or a service subscribed for as soon as practicable after activations of the applicable service. We remove a subscriber from the total number of subscribers as soon as practicable after that subscriber deactivates the service voluntarily or three months after the date on which that subscriber's bill becomes overdue.
(2) Calculated by dividing our total broadband subscribers as of December 31, 2002, 2003 and 2004 by combined broadband subscribers in our northern service region, as measured by the provincial telecommunications administrations.
(3) Amount as of December 31, 2004 includes dedicated Internet access lines.

         Broadband services

         We are leveraging our extensive fixed-line network, large customer base, experienced sales force and established brand to achieve a leading position in the fast growing market for broadband services in China. We offer broadband services both in our northern and southern service regions. As of December 31, 2004, we had 6.2 million broadband subscribers, having averaged net additional subscribers of approximately 307,000 per month in 2004. In our southern service region, we target communications- intensive cities such as Shanghai, Guangzhou and Shenzhen, where we provide LAN-based broadband services.

         We increase the speed at which content may be accessed by relocating and storing broadband content closer to the end users. In addition, we offer a range of services to our corporate customers designed to help them capture the full benefits of broadband services. We offer broadband services through a range of devices, including computers and television set-top boxes.

         DSL services

         We promote DSL services as the primary broadband service means for residential customers and small and medium-sized enterprise customers in our northern service region. We provide DSL services by upgrading our existing copper-based local switching network. DSL technology allows us to roll out our broadband network at lower incremental costs than other types of broadband networks. In our northern service region, where we are the dominant fixed-line operator, the number of subscribers to our DSL services has grown steadily in recent years, with approximately 4.4 million DSL subscribers as of December 31, 2004, compared with approximately 0.3 million subscribers as of the end of 2002. As of December 31, 2004, our DSL subscribers accounted for 71.2% of our total number of broadband subscribers.

         LAN services

         In addition to DSL technology, we also use Ethernet technology-based local-area networks, or LANs, to provide our customers with broadband services. We have selectively rolled out LANs in high density residential and office buildings in both our northern and southern service regions, where customers demand a large bandwidth and high-speed Internet access. LAN uses fiber-optic technology and Ethernet protocol to connect our users to a telecommunications network and greatly expands capacity of the access network. As of December 31, 2004, we had 1.8 million subscribers of our LAN services, representing 28.8% of our total broadband subscribers.

         Tariffs

         We charge an upfront installation fee to both DSL and LAN subscribers. DSL subscribers may choose a monthly package for unlimited usage, or a monthly package with limited usage, with additional fees charged for overtime usage. For customers connected through LANs, we offer a monthly package with unlimited usage.

         Dial-up and dedicated Internet access

         We are also one of the largest providers of dial-up Internet access services in our northern service regions in terms of number of subscribers. Total usage by our dial-up Internet subscribers decreased significantly in 2004. We believe that the decrease was attributable primarily to the migration of some high-usage customers from dial-up Internet services to broadband services.

         We offer business customers high speed Internet access through dedicated lines in our northern service region, targeting communications-intensive corporate customers. As of December 31, 2004, we had a total of approximately 2,100 dedicated Internet access subscribers in our northern service region. We bundle this service with voice and data services to provide integrated communications solutions to our business customers. We also offer dedicated Internet access lines in our southern service region.

         Tariffs

         Dial-up Internet access
         -----------------------

         We offer dial-up Internet access on both a postpaid and prepaid basis. We charge a network usage fee ranging from RMB 1.00 to RMB 3.00 per hour. In addition, a communication fee of RMB 0.02 per minute is charged and recorded as fixed-line telephone services revenues. Postpaid customers are billed for this service together with their monthly telephone service bills. Prepaid customers must purchase stored value cards that enable them to access the Internet. The network usage fee is charged against the stored value card, while the communication fee is billed to the telephone number from which the Internet connection is made.

         Dedicated Internet access
         -------------------------

         We charge a subscription fee of RMB 100 and a monthly network usage fee ranging from RMB 2,400 to RMB 5,400, depending on bandwidth, for our dedicated Internet access. Where the dedicated Internet access is provided through DDN, frame relay, ATM or digital circuits access, their respective tariffs apply in addition to the subscription fee and network usage fee. For a more detailed description of the tariffs for DDN, frame relay, ATM or digital circuits, please see "-- Regulation -- Tariff Setting".

         Other Internet-related services

         We also operate Internet data centers, which provide co-location and website hosting services to business customers that lease servers, routers and other network components for Internet-related solutions. Internet data centers are facilities used to house, protect and maintain network service computers that store and deliver Internet and other network content, such as web pages, applications and data. These services are used primarily by business customers seeking to outsource the infrastructure needed to utilize the Internet effectively.

Business and data communications services

         We are the leading provider of business and data communications services in our northern service region and a leading provider of these services in our southern service region. Managed data services represent a growing area in China's telecommunications industry. We bundle the data communications services together with fixed-line telephone services and broadband services to attract communications-intensive corporate customers. We are responding to increasing market demand in this area by leveraging our network platforms for data transmission and by offering a broad portfolio of services and customized solutions.

         We offer managed data products, such as DDN, frame relay, ATM and IP-VPN, and leased line products, including domestic and international leased circuits. Our customers for these services include government entities, large financial institutions and other domestic and multinational businesses, ISPs and other telecommunications operators. We focus on diversifying our business and data communications services and products and providing quality customer service to our large corporate and carrier customers.

         Managed data services

         We provide a variety of managed data services to our business customers, including DDN, frame relay, ATM and IP-VPN services. We anticipate that demand for data communications services will be fueled by growth in the emerging services segment, which includes e-commerce, broadband content, network applications and IP-VPN services. The following table sets forth selected information regarding our managed data services.


                                                                                   As of December 31,
                                                                             ---------------------------------
                                                                              2002         2003          2004
                                                                             -------      -------      --------
Number of ports
  DDN.....................................................................   103,778      109,755      106,870
  Frame relay.............................................................    30,220       35,987       42,389
  ATM.....................................................................       496        1,088        4,039
Leased bandwidth
  DDN (x64kbps)...........................................................   120,634      134,045      128,820
  Frame relay (x128kbps)..................................................    32,981       46,268       81,540
  ATM (x2Mbps)............................................................     1,655        2,537        6,584

         DDN services

         DDN systems, composed of fiber-optic cables, digital transmission paths and digital nodes, are capable of providing high-quality private circuits and other services at various speeds to satisfy the multimedia communications needs of customers. Our DDN services provide high quality and reliable transmission at speeds ranging from 9.6kbps to 2Mbps to meet the increasing demand for low- to medium-speed transmission capacity from business customers and government agencies.

         Frame relay and ATM services

         We offer advanced high-speed data communications services based on frame relay and ATM technologies to major business customers, including multinational corporations, government agencies and financial institutions. These services enable flexible and cost-effective use of bandwidth resources. Our frame relay service provides high-speed, cost-effective data transmission services linking different business sites for high volume data traffic. ATM is a data transmission service using high bandwidth and multiplexing technology intended to handle high bandwidth, integrated voice, text, data, video and Internet traffic. Many of our customers are increasingly using frame relay and ATM services to form VPNs to link their local area networks in different locations. VPNs enable large companies to link multiple sites and offices through a single network that uses existing switched lines to reduce cost but has capabilities comparable to a dedicated private circuit.

         IP-VPN

         Our IP-VPN service targets business customers that require direct IP connections between multiple sites. These customers are provided with private networks connected to our Internet backbone network and intended for secure data transmission.

         Leased line services

         We are a major provider of dedicated leased line services to businesses, government agencies and other telecommunications operators in our northern service region. These leased lines allow point-to-point connection for voice and data traffic. Leased lines are used by business customers to assemble their own private networks and by telecommunications operators to establish their service networks. We lease network elements, including digital circuits, digital trunk lines and optical fibers, to business and government customers as well as other telecommunications operators.

         As of December 31, 2004, we leased circuits totaling 79,886 (x2Mbps) in bandwidth to business customers, and an increasing percentage of our leased circuits are higher speed and higher capacity. Revenues generated from our leased line services has grown steadily in recent years. The following table sets forth the respective amounts of bandwidth of our leased line services provided to our business customers and carrier customers as of the dates indicated.

                                                                                     As of December 31,
                                                                              --------------------------------
                                                                               2002       2003           2004
                                                                              ------    -------         ------
Bandwidth of leased circuits (x2Mbps)
  Business customers......................................................... 25,818     33,621         49,357
  Carrier customers.......................................................... 46,946     45,119         30,529
     Total................................................................... 72,764     78,739         79,886

International telecommunications services

         We are a leading provider of international telecommunications services to small and medium-sized enterprises, multinational business customers, Internet service providers and telecommunications carriers in the Asia-Pacific region. We provide international voice services, including termination, refile and bilateral services for international inbound calls destined for or transit through China and other Asia-Pacific countries. We also provide international gateway services for China outbound international long distance voice and inbound voice termination for international carriers, as well as managed data, leased line, Internet-related and other value-added data services. We are seeking to further enhance our regional competitiveness by combining networks which we operate in China and the Asia-Pacific region, to increase the reach and capacity of our services in the Asia-Pacific region, and to capture a greater share of the increasing regional telecommunications traffic related to China. As of December 31, 2004, our business customers and carrier customers totaled 1,425 and 377, respectively.

         Managed data, leased line and Internet-related services

         Through our international branches in China and Asia Netcom, our wholly owned subsidiary, we have become a leading provider of an array of data telecommunications services, including ATM, frame relay, IP- VPN, leased line services such as international private line circuits, indefeasible rights of use, or IRUs, and Internet services, such as dedicated Internet access and IP-transit, in key markets in the Asia-Pacific region. As of December 31, 2004, we provided for our customers 2,985 points of connection for our international managed data services, and 25,172 Mbps of bandwidth for our international leased line services.

         International voice services

         By forming partnerships with international carriers principally in the Asia-Pacific region, we are able to deliver voice services that terminate or originate in China. We purchase termination services from foreign carriers for our outbound international voice traffic. In addition, we provide interconnection services to domestic carriers for their outgoing international calls, and provide international carriers transit services for calls originating outside China that are rerouted through our network for termination in a third country. We also provide international carriers and enterprise customers teleconferencing, voice-VPN, international toll free services and other value-added services.

         As of December 31, 2004, we maintained business relationships with 221 international carriers, including 114 large, or, tier I, carriers and 107 small and medium, or tier II, carriers. For the year ended December 31, 2004, our inbound international traffic volume was 1,724 million minutes.

         For the international voice service, we pay for the use of networks of international carriers for outgoing international calls and receive payments from international carriers for the use of our network for incoming international calls. Traditionally, these payments have been made pursuant to settlement arrangements under the recommended regulatory terms of the International Telecommunications Union.

         Infrastructure for our international operations

         We provide our regional services through a regional fiber-optic submarine cable system owned by our parent, China Netcom Group, connecting Japan, South Korea, Taiwan, Hong Kong, Singapore and the Philippines. This cable system also connects to the west coast of the United States, and to Australia, New Zealand, India, Malaysia, Thailand, Indonesia and Europe through additional circuits that we have purchased or leased. In addition, we operate an international network with an aggregate capacity of 22 Gbps in 27 international submarine cables, four international terrestrial cables and other leased international circuits that connect to major cities around the world.

Marketing, Sales, Distribution and Customer Services

         Our marketing, sales, distribution and customer service activities are principally organized around three distinct customer groups: residential customers; small and medium-sized enterprise customers; and large business customers.

Marketing, sales, distribution and customer services initiatives

         We have implemented initiatives for each of our market segments, consisting of residential, small and medium-sized enterprise and large business customers. We conduct sales primarily through our service representatives and account managers, direct and third-party sales outlets, telephone hotline, and our websites.

         Our service representatives cover particular areas and provide consulting, upfront installation and trouble-shooting services to our residential and small and medium-sized enterprise customers. Our account managers, in addition to those services provided by service representatives, also provide technical support, billing and collection services to our small and medium-sized enterprise and large customers. Our service representatives and account managers are evaluated based on quality of customer service provided, number of new customers generated and revenue growth.

         We also conduct sales through our own sales outlets and the sales outlets of third parties. Our partnership with third-party distributors enables us to more effectively market to a broader customer base, increase market penetration and identify potential markets, while reducing our operating expenses. As of December 31, 2004, we had approximately 46,057 sales and marketing employees in our northern and southern service regions.We also had approximately 6,867 direct sales and customer service outlets and approximately 4,244 authorized third-party agents in our northern and southern service regions as of the end of 2004.

         In recent years, we have also substantially increased the amount of residential market sales activities conducted both on our "10060" hotline and through our website. "10060" is the nationwide telephone number for our customer service centers across China, providing comprehensive customer service for all of our service offerings, including service inquiry, billing inquiry, recharge and customer complaints.

         In addition, for our high-end residential and small and medium-sized enterprise customers, we provide tailored services through "Gold Club" memberships. "Gold Club" members enjoy discounts on our and our partners' products, as well as rewards programs and trial memberships. For our small and medium-sized enterprise customers, we provide customized solutions for each industry.

         We provide customized services and comprehensive solution packages to large business customers, including international customers. We maintain sales teams in key cities in China, Japan, South Korea, Hong Kong, Singapore, the Philippines, Indonesia, Malaysia, Australia and the United States. Our sales teams have local language capabilities and market know-how in each of the regions in which we operate. For these customers, our dedicated account managers make periodic customer visits in order to better understand the needs of these customers and provide services that satisfy their particular requirements. We also maintain customer service centers designed to address the needs of each of our large customers. For our multinational business customers, our Asia-Pacific operations are supported by regional network operating centers and our service center located in Singapore, which operates 24 hours a day and seven days a week.

         We market to our enterprise customers through advertising and trade shows, online advertising, industry and regional events, sponsored activities as well as through our partners, including our suppliers.

Trademarks

         We market our services under the "CNC" brand name and logo, which are registered trademarks in China owned by our parent company, China Netcom Group. China Netcom Group has also registered the "CNC Connected" brand name as a trademark. On October 8, 2004, we entered into a new trademark licensing agreement with China Netcom Group for our use of, among other things, the "CNC" brand name and logo, and "CNC Connected" brand name. Under this agreement, China Netcom Group has agreed to grant to us and our subsidiaries the right to use these trademarks on a royalty-free basis for ten years, which is automatically renewable at our option. Substantially all of our trademarks registered in China by China Netcom Group expire after 2010.

Billing services and credit control

         We bill our residential customers on a monthly basis and payments are usually due, depending on the location of the customer, within a month and a half of the last date of the billing period. We provide a range of payment choices for the convenience of our customers, including direct-debit service, which automatically deducts the monthly payment from the subscriber's designated bank account. We also provide specially tailored billing and collection services to our large business customers to help them more effectively plan and monitor their telecommunications needs.

         We charge a late payment fee on subscriber accounts that are not paid by the monthly due date. We generally deactivate services for subscribers whose accounts are more than 30 days overdue. These subscribers whose services have been deactivated must pay all overdue amounts, including applicable late payment fees, to reactivate their services. We will terminate a subscriber's service and will remove him or her from the subscriber list if his or her account is overdue for more than three months. We have implemented subscriber registration procedures, including credit and background checking for PHS customers to strengthen credit control. We also actively promote our prepaid telephone services, available in our northern and southern service regions, as a means of controlling bad debts.

Network Infrastructure

         We operate a network which provides extensive coverage in China and connectivity to over ten countries and regions in the Asia-Pacific region. This network is technologically advanced and conducive to the introduction of the next generation network and 3G technology. This network supports a wide range of end-to-end fixed-line telecommunications services and enables customized products to be delivered to meet a variety of telecommunications needs in "real-time".

         The network which we operate consists of transport networks, service networks and support and information systems. The transport networks are primarily fiber-optic based networks covering our northern and southern service regions and the Asia-Pacific countries and regions in which we operate, supplemented by satellite transmission and digital microwave links. The service networks, which support our basic and value-added telecommunications services, consist of our local access networks, including PHS networks, fixed-line telephone switch networks, Internet and data service networks and intelligent networks. The support and information systems include an operation support system and a business support system to support the reliable and effective operation of our networks. In addition, we are building an information technology network and management support system which is designed to ensure the speed and accuracy of our internal information flow.

Transport networks

         We operate an advanced, high-speed, large capacity, secure and reliable fiber-optic transport network throughout our northern and southern service regions and in the Asia-Pacific countries and regions in which we operate. The inter-provincial fiber-optic cables in our northern and southern service regions and the Asia-Pacific fiber-optic cables, both of which are owned by our parent, China Netcom Group, and operated by us, are integrated with our own intra-provincial transport network. This fiber-optic network is supplemented by satellite transmissions and microwave links. The integrated transport network links the major economic centers in China, Japan, South Korea, Taiwan, Hong Kong, Singapore and the Philippines and connects to networks worldwide. The fiber-optic transport network that we operate allow us to more easily manage networks with enhanced reliability. In addition, we offer a series of advanced protection technologies to customers with varying service level requirements.

Service networks

         Local access networks

         We have extensive local access network coverage in our northern service region. Our local access network covers most cities, counties and villages in our northern service region. With our comprehensive local access networks, we are able to provide customized solutions to our customers. In addition, as of December 31, 2004, our PHS network had a capacity for 22.6 million lines.

         We continue to upgrade our existing copper line local access networks using DSL technology. We have selectively connected additional large office buildings and business centers with broadband services using LAN. As of December 31, 2004, the total capacity of our DSL access ports reached 6.9 million lines.

         Fixed-line telephone switch networks

         A substantial portion of our fixed-line telephone networks has been built in the last decade. All of our switches are digital. The network consists of 85 local switch networks and a long distance switch network. As of December 31, 2004, the total capacity of local switches reached 82.34 million lines, and the capacity of long distance switches reached 1.38 million lines. In addition, China Netcom Group owns international gateways in Beijing, Shanghai and Guangzhou with a total capacity of approximately 211,200 lines as of December 31, 2004, and we utilize these international gateways for our international long distance telephone services. We intend to adopt advanced technology to ensure network reliability and to improve the utilization rate of our network. We have substantially completed the implementation of centralized control for our local switch networks. We are currently implementing centralized control for the long distance switch networks which we operate.

         Internet and data service networks

         We have developed large capacity, high quality and reliable Internet and data networks in our northern and southern service regions. Our Internet networks primarily rely on switch routers with high bandwidths. They are structured with two layers, the backbone network layer and the application layer. Our backbone networks are meshed to achieve maximum reliability and stability. A majority of the main routes in this layer has transmission capacity at 10 Gbps, or at 2.5 Gbps. As of December 31, 2004, we also had a backbone IP network with a total bandwidth of 316,186 Mbps and international outbound bandwidth of 19,087 Mbps. In addition, this network also allows us to provide services such as IP-VPN, Internet data center, e-commerce and video-on-demand services. Our data network system includes a digital data network and a frame relay and ATM network. These networks cover all cities and counties in our northern service region and substantially all cities and counties in our southern service region. In particular, our ATM network allows us to provide various access services, flexible broadband management capability and quality end-to-end services.

Support and information systems

         Our operation support system provides support for the operational management and control of our service networks, as well as resource management. It enhances the overall management of our networks and helps ensure effective troubleshooting, efficient utilization of our network resources and smooth operation of our networks. Our business support system principally consists of operation management, billing, customer service and other systems. It provides comprehensive and integrated support for various aspects of our business, such as customer relationship management and tiered service for our large business customers. Our management support system enables us to achieve office automation. We are also implementing a comprehensive information management and data collection system using enterprise resource planning software.

Suppliers

         We make most of our purchases through competitive bidding primarily based on product and service quality, system compatibility and price.

Research and Development

         Our research and development requirements are primarily fulfilled by China Netcom Group in return for a service fee that is negotiated on a case-by-case basis. These research and development activities are focused primarily on operational planning and development of value-added services. China Netcom Group has established a centralized research and development center.

Competition

         We compete with other telecommunications providers in virtually all aspects of our business, including our fixed-line telephone services, broadband and other Internet-related services, business and data communications services and international telecommunications services. All of our principal competitors in China are telecommunications carriers wholly or majority-owned by the PRC government, including three fixed-line service providers and two licensed mobile service providers. We also face intense competition from foreign telecommunications service providers in our Asia-Pacific service region, where we serve both business and carrier customers.

Fixed-line telephone services

         In our northern service region, we are the dominant provider of fixed-line telephone services, including local telephone services, domestic and international long distance services and value-added services. We currently compete with China Telecom, China Unicom and China Railcom, each of which has been licensed to provide fixed-line telephone services in our northern service region. Some of our competitors, such as China Unicom and China Railcom, enjoy preferential treatment from the PRC government with respect to tariff setting. These companies are currently permitted to set their respective tariffs for certain services at price levels above or below the government fixed tariffs on a long-term basis, subject to filings with, and approvals from, the relevant regulatory authorities. This preferential treatment is not available to us. However, since we control most of the local access network, including "last mile" access network in our northern service region, and because we are able to offer promotional discounts, we have experienced limited competition to date in the provision of local telephone services. In addition, China Unicom, one of our competitors, operates local telephone services only in Tianjin Municipality. However, competition for the provision of these services may increase in the future as other licensed operators develop their own networks, including through the use of alternative technologies.

         In the markets for domestic and international long distance telephone services, we face stronger competition from lower-priced VoIP services provided by China Telecom, China Unicom, China Railcom and China Mobile. Mobile service substitution for our fixed-line telephone services has also created considerable competition for our local and long-distance telephone services. Currently, China Mobile and China Unicom are the only licensed providers of mobile communications services in China and, in recent years, some of the traffic from our fixed-line networks has been diverted to these two companies. Our PHS services provide an alternative for many of our existing and potential customers who would otherwise choose mobile services instead of fixed-line services.

         In our southern service region, we compete primarily against China Telecom, which holds a dominant market position as the incumbent operator, in the fixed-line telephone services markets in southern China. We also compete with China Mobile, China Unicom and China Railcom in the provision of telephone services in our southern service region.

Internet-related access services; business and data communications services

         For Internet-related access services and business and data communications services, we compete with China Telecom, China Unicom, China Railcom and other Internet service providers on the basis of pricing, coverage and quality of networks, ability to provide end-to-end connectivity, quality of network management and customer service.

Our international telecommunications services

         The telecommunications services market for business and data services in Asia is highly competitive, and our success in the Asia-Pacific region will depend on our ability to compete against a variety of other telecommunications providers, including local incumbent operators as well as global telecommunications operators. In the business segment, we face strong competition from international operators, such as AT&T Corp., and local incumbent operators, including NTT, Singapore Telecom and Korea Telecom. In the carrier market, we also face intense competition from other providers of telecommunications services in the Asia-Pacific region, including FLAG Telecom Group Limited and C2C Pte. Ltd.

Potential competition from foreign operators

         As a result of China's accession to the World Trade Organization, the PRC government has agreed to open up over several years various segments and regions of the telecommunications market in China to foreign investors. Foreign operators entering into China's telecommunications market may have greater financial, managerial and technical resources, and more expertise in network management, sales and marketing than we do. See "Item 3. Key Information--Risk Factors -- Risks Relating to Our Business -- Increasing competition in each of our service regions and markets may have an adverse effect on our business growth and financial condition -- Competition from foreign-invested operators and other new entrants may further increase the competition for employees, exacerbate price competition and increase our operating expenses, thereby adversely affecting our financial condition and growth prospects". In order to address the competition we face from foreign operators, we have formed strategic alliances with some of our potential competitors, including Equant and Singtel.

REGULATION

Overview of Regulation of the Telecommunications Industry in China

         The telecommunications industry in China is subject to extensive government regulation. Under the State Council, a number of central government authorities have regulatory responsibilities for various aspects of the telecommunications industry. These authorities primarily include:

         o The Ministry of Information Industry, or the MII, which is responsible for, among other things:

              formulating and enforcing telecommunications industry policies and regulations as well as technical standards;

              granting telecommunications service licenses;

              supervising the operations and quality of service of telecommunications operators;

              allocating and administering telecommunications resources, such as spectrum and numbers;

              together with other relevant government regulatory authorities, formulating tariff standards;

              formulating interconnection and settlement policies between telecommunications networks; and

              maintaining fair and orderly market competition among operators;

         o Provincial telecommunications administrations under the MII, which oversee the implementation of the MII's regulations and exercise regulatory authority delegated by the MII within their respective provinces, autonomous regions and municipalities; and

         o The National Development and Reform Commission, or the NDRC, which, together with the MII, sets government fixed tariffs and government guidance tariffs for certain telecommunications services. See "-- Tariff Setting" below. It also approves investment projects within the restricted sectors specified in the annually adjusted catalogue released by the State Council.

         The PRC government is in the process of drafting a telecommunications law. We expect that, if and when the telecommunications law is adopted by the National People's Congress or its standing committee, it will become the basic telecommunications statute and provide a regulatory framework for the telecommunications industry in China.

Telecommunications Regulations

         The Telecommunications Regulations, effective as of September 25, 2000, were promulgated by the State Council, and provide the primary regulatory framework for China's telecommunications industry in the interim period prior to the finalization and adoption of the telecommunications law. The stated goals of the Telecommunications Regulations are to develop a transparent and fair regulatory environment to encourage fair and orderly competition and the development in the telecommunications industry. The key aspects which the Telecommunications Regulations address include entry into the telecommunications industry, network interconnection, telecommunications resource allocation, tariffs and service standards.

Licensing

         The Telecommunications Regulations distinguish between basic and value-added telecommunications services, which are subject to different licensing requirements. According to the Catalog of Telecommunications Services, as promulgated by the MII and effective as of April 1, 2003:

         o basic telecommunications services include, among other things, fixed-line local and domestic long distance telephone services, international telecommunications services, IP telephone services, mobile communications services (such as 900/1800MHz GSM, 800MHz CDMA and 3G mobile communications services), satellite communications services, paging services, data communications services (such as Internet data transmission services, international data communications services), network access services and the domestic and international telecommunications facility services; and

         o value-added telecommunications services include, among other things, IP-VPN services, call center, voice mail and video conferencing call services, Internet data center and Internet access services, electronic data interchange services and information services.

         Under the Telecommunications Regulations, all telecommunications operators in China must obtain a telecommunications service operating license from the MII or from the provincial telecommunications administrations. Providers of value-added services within a single province are required to obtain licenses from provincial telecommunications administrations. Providers of basic telecommunications services and providers of value-added services in two or more provinces, autonomous regions and municipalities are required to obtain licenses from the MII. TD-SCDMA technology is one of the three technologies adopted by the International Telecommunications Union and under review by the PRC government for use in providing 3G mobile telephone services. The MII is currently conducting tests on TD-SCDMA related products. The PRC government has not publicly announced its decisions on issues such as the timing of the grant of the 3G licenses, the number of 3G licenses to be granted, any technical requirements, or any selection of preferred technologies. In accordance with the approval of the MII, CNC China, our principal operating subsidiary in China, as an indirect subsidiary of China Netcom Group, has the right to operate our telecommunications business in eight provinces and municipalities under the authorization of China Netcom Group, which holds the license required for operating our telecommunications businesses in China.

Tariff Setting

Overview

         Our current tariffs are subject to regulation by various government authorities, including the MII, the NDRC and, at the local level, the relevant provincial telecommunications administrations and price bureaus. Under the Telecommunications Regulations, telecommunications tariffs are categorized into government-fixed tariffs, government guidance tariffs and market-based tariffs.

         The monthly fee and usage fee for local telephone service and tariffs for all domestic and international, Hong Kong, Macau and Taiwan long distance services using traditional networks are regulated as fixed tariffs, which are fixed jointly by the MII and the NDRC. Leased line and data services (other than ATM service) are charged at government-guidance tariffs, which are determined jointly by the MII and the NDRC. We derive a substantial portion (in excess of 80%) of our revenues from services that are subject to government guidance tariffs and government-fixed tariffs.

         The Notice on Implementation of Market-Based Tariffs for Certain Telecommunications Services, promulgated jointly by the MII and the NDRC in 2002, specifies the telecommunications businesses to which market-based tariffs are applicable, including VoIP, Internet access services, and certain value-added services provided over fixed-line telephone networks, such as telephone information, caller identification and voice mail. Market-based tariffs shall be applicable to those telecommunications services for which effective competition exists in the market. The tariffs of such telecommunications services are determined at the sole discretion of the operators, and will be implemented after filing with the MII or provincial telecommunications administrations, as applicable. There is uncertainty regarding how the MII determines the existence of effective competition, as the MII has not publicly disclosed the criteria it uses for determining whether a certain type of service should be subject to market-based tariffs. Under the Telecommunications Regulations, cost is the primary basis for tariff setting, but the tariff levels also take into account social and economic development, the development of the telecommunications industry and the purchasing power of the customers. The MII has not provided a timetable for tariff deregulation or indicated that operators will eventually be permitted to freely set all tariffs. We expect that increased flexibility in setting certain tariffs will allow us to better respond to changes in market demand and competitive conditions.

         In December 2000, the PRC government issued a notice of tariff adjustments. The tariff adjustments changed the tariff levels for various telecommunications services, including local and long distance telephone, data and leased line services. In general, these adjustments have stimulated the overall usage of our telecommunications services. In July 2001, the government eliminated the upfront connection fee for fixed-line telephone services. For a discussion of the impact of these adjustments on our financial condition and results of operations, see "Item 5. Operating and Financial Review and Prospects".

         The PRC government retains the ultimate authority to adopt changes to tariffs. However, the Telecommunications Regulations require the government to hold public hearings before setting or changing a fixed or guidance tariff, which should be attended by, among others, telecommunications operators and consumers. In 2002, the MII indicated in writing that it did not intend to initiate any adjustment to tariffs for fixed-line local telephone services during the three to five years commencing in September 2002. Our average realized tariffs may be lower than those set forth below due to our promotional discounts. See "Item 3. Key Information--Risk Factors -- Risks Relating to the PRC Telecommunications Industry -- New regulations, regulatory changes or changes in enforcement policies relating to telecommunications tariffs may adversely affect our competitiveness, business and profitability".

Tariffs

         The following tables set forth the tariff rates of certain services provided by us, where government fixed tariffs or government guidance tariffs are applicable.

         Local telephone services

         For our local telephone services, we charge a registration fee for initial installation that varies depending on whether the subscriber is a residential or a business customer, a fixed monthly fee, local call usage fees based on call duration and fees for certain value-added services. The following table sets forth our current tariffs for local telephone services provided on our traditional and PHS network:


                                                                 Tariff (in RMB)
                                                         -----------------------------------
Monthly fee:
  Residential subscribers in:
     Provincial capitals............................     20.00 to 25.00
     Other cities and counties......................     12.00 to 18.00
     Rural areas....................................     10.00 to 15.00
  Business subscribers..............................     25.00 to 35.00
Usage fee:
  Intra-district....................................     0.18 to 0.22 for the first two pulses
                                                         (first three minutes or less) and 0.09 to
                                                         0.11 for each additional pulse (one
                                                         minute intervals)
  Inter-district....................................     0.30 to 0.50 per pulse (one minute
                                                         intervals)
Communication fee:
  Internet dial-up..................................     0.02 per pulse (one minute intervals)

         Domestic long distance services

         Our revenues from domestic long distance services consist of charges based on the duration, time of day and day of the week a call is placed. The following table sets forth the current tariffs for our domestic long distance telephone services using our traditional network:

                                                                                           Tariff (RMB)
                                                                                    -----------------------
Domestic long distance services on our traditional
  Network....................................................................       0.07 per six seconds(1)

-------------------

(1) Subject to filing with the provincial telecommunications administrations, our provincial level headquarters may apply a 10% to 50% discount rate to calls made during off-peak hours.

         International long distance services

    International long distance service is a government-fixed tariff. The following table sets forth our current international long distance tariffs:


                                                                                          Tariff (RMB)
                                                                                     --------------------
International long distance services on our traditional network(1):
  To Hong Kong, Macau and Taiwan................................................     0.20 per six seconds
  To all international destinations                                                  0.80 per six seconds

-------------------
(1) Subject to filing with the provincial telecommunications administrations, our provincial level headquarters may apply a 10% to 50% discount rate to calls made during off-peak hours.

         Managed data services

         The PRC government publishes guidance tariffs for certain managed data services, including DDN and frame relay services, provided by operators in China. Interim tariffs for our ATM services are determined at our discretion, subject to approval by the MII. An initial fee is generally charged for installation and testing for our data services, as well as a fixed monthly fee for each of the services.

         DDN services

         The following table sets forth the monthly fees for DDN services at the bandwidths of 64kbps, 128kbps, 512kbps and 1Mbps:


                                                                       Monthly Fee
                                            ---------------------------------------------------------
                                             64kbps          128kbps          512kbps           1Mbps
                                            -------          -------          -------           -----
                                                                          (RMB)
Intra-district............                   1,500            2,000            3,800            5,000
Inter-district............                   2,000            2,500            5,200            7,500
Domestic long distance....                   3,500            5,000            7,000            9,000


         Frame relay services

         The following tables set forth the monthly fees for frame relay services, which include monthly fees for port access and permanent virtual circuits, or PVCs(1):


                                                                       Monthly Fee
                                            ---------------------------------------------------------
                                             64kbps          256kbps          512kbps           2Mbps
                                            -------          -------          -------           -----
                                                                          (RMB)
Port Access
  Monthly fees..........................       260               400             500           1,000
PVC
  Intra-district........................       550               800           1,000           1,500
  Inter-district........................       800             1,150           1,450           2,200
  Domestic long distance................     1,700             2,200           2,500           4,000

-------------------
(1) One-way tariff for PVCs frame relay services.

         Leased line services

         We charge monthly fees for subscribers to our leased line services based on guidance tariffs set by the PRC government, which vary based on bandwidth and whether the leased line is local or long distance. Leased line tariffs have generally decreased in recent years.

         The following table sets forth the tariffs for 2Mbps, 8Mbps, 34Mbps and 155Mbps digital circuits:

                                                                            Monthly Fee
                                                      --------------------------------------------------
                                                      2Mbps           8Mbps       34Mbps         155Mbps
                                                      -----          ------       ------         -------
                                                                               (RMB)
Intra-district..................................      2,000           6,000       16,000          44,000
Inter-district..................................      4,000          11,000       31,000          88,000
Domestic long distance(1).......................      6,000          17,000       47,000         132,000

-------------------
(1) Does not include the tariffs for local digital circuits and access lines.

         Interconnection

         According to the Telecommunications Regulations and the Administrative Rules on Interconnection between the Public Telecommunications Networks, as promulgated by the MII in May 2001, major telecommunications operators in China may not refuse a request from another operator to interconnect with its network. Upon such a request, the relevant operator shall enter into an interconnection agreement with the other operator, and file such agreement with the MII. In addition, interconnection agreements may not be terminated unilaterally without an approval from the MII.

         The Telecommunications Regulations further provides that the MII shall establish rules relating to technical standards and settlement procedures of interconnection. Accordingly, the MII promulgated the Measures on Settlement of Usage Fees between Telecommunications Networks in March 2001, which specify the methods for revenue sharing and settlement between telecommunications operators. China Netcom Group has entered into agreements on interconnection with other telecommunications operators, including China Telecom, China Mobile, China Unicom, China Railcom and China Satcom.

         In December 2003, the MII revised the rules on interconnection technical standards and settlement procedures for public telecommunications networks by promulgating the Measures on Settlement of Interconnection between Public Telecommunications Networks and Sharing of Relaying Fees.

         The following table sets forth selected current major interconnection revenue sharing and settlement arrangements for local calls, as established in the 2003 rules:


  Operator from whose Network              Operator at whose Network
     Calls are Originated                    Calls are Terminated             Settlement Arrangement
-----------------------------         -------------------------------      -----------------------------
Mobile operator                         Local fixed-line operator          (1) Mobile operator collects
                                                                           the cellular usage fees from
                                                                           its subscribers.
                                                                           (2) Mobile operator pays RMB
                                                                           0.06 per minute to local
                                                                           fixed-line operator.
-----------------------------         -------------------------------      -----------------------------
Local fixed-line operator               Mobile operator                    No revenue sharing or
                                                                           settlement.
-----------------------------         -------------------------------      -----------------------------
Local fixed-line operator A             Local fixed-line operator B        (1) Operator A collects the
                                                                           usage fees from its
                                                                           subscribers.
                                                                           (2) In the case of (i)
                                                                           intra-district calls,
                                                                           operator A pays operator
                                                                           B 50% of the intra-
                                                                           district usage fees; or
                                                                           (ii) inter-district
                                                                           calls (x) where operator
                                                                           A does not use the
                                                                           inter-district
                                                                           transmission facilities
                                                                           of operator B, operator
                                                                           A pays operator B 50% of
                                                                           the intra-district usage
                                                                           fees; or (y) where
                                                                           operator A uses operator
                                                                           B's inter-district
                                                                           transmission facilities,
                                                                           operator A pays operator
                                                                           B 90% of the
                                                                           inter-district usage
                                                                           fees.

         The following table sets forth selected current major main interconnection revenue sharing and settlement arrangements for domestic long distance calls:

  Operator from whose Network             Operator at whose Network
     Calls are Originated                   Calls are Terminated              Settlement Arrangement
-----------------------------         -------------------------------      -----------------------------
Local fixed-line or mobile              Local fixed-line or mobile         RMB 0.06 per minute to
  operator A                            operator B, through the            operator A, RMB 0.06 per
                                        long distance network of           minute to operator B, the
                                        operator C                         balance for operator C.

         The following table sets forth selected current major main interconnection revenue sharing and settlement arrangements for international long distance calls, including calls originated from and terminated in Hong
Kong, Macau and Taiwan:

  Operator from whose Network             Operator at whose Network
     Calls are Originated                   Calls are Terminated               Settlement Arrangement
-----------------------------         -------------------------------      -----------------------------
Domestic fixed-line or                  International long distance        RMB 0.06 per minute to
  mobile                                operator A operator B, through the
                                        operator A, no greater than domestic
                                        long distance RMB 0.54 per minute to
                                        network of operator C to operator C,
                                        the balance to international gateway
                                        operator B.

         The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for VoIP long distance calls:

  Operator from whose Network              Operator at whose Network
     Calls are Originated                    Calls are Terminated              Settlement Arrangement
-----------------------------         -------------------------------      -----------------------------
Fixed-line or mobile                    Fixed-line or mobile               (1) Operator C collects the
  operator A                            operator B through the VoIP        VoIP long distance
                                        network of operator C              usage fees from its
                                                                           subscribers.
                                                                           (2) Operator C pays RMB 0.06
                                                                           per minute to operator B on
                                                                           the terminating end.
                                                                           (3) No settlement between
                                                                           operator C and operator A on
                                                                           the originating end.
                                                                           (4) Operator A collects local
                                                                           usage fees.


         Effective November 1, 2002, the Ministry of Information Industry has unified the minimum level of the termination rate for international calls, including for this purpose calls from Hong Kong, Macau and Taiwan, terminating in China. Such termination rate is required to be no less than US$0.17 per minute, but can be higher based upon negotiations between the carriers.

Technical Standards

         The MII sets industry technical standards for telecommunications terminal and interconnection-related equipment used in the public telecommunications networks. A network access license from the MII and other relevant regulatory authorities is required for all such equipment. Most of the standards set by the MII conform to standards recommended by the International Telecommunications Union and other international telecommunications standards organizations.

Capital Investment

         Prior to July 16, 2004, the State Council authorized the NDRC to approve any plan to construct a nationwide telecommunications network or any network construction plan involving a capital investment that totals from RMB 50 million to RMB 200 million. The State Council also authorized the MII to approve certain aspects of such investment projects. Any investment project with total capital investment in excess of RMB 200 million was required to obtain approval from the State Council.

         On July 16, 2004, the State Council promulgated, effective immediately, the Decision on Reform of Investment System, or the Investment Reform Decision, which significantly modified the government approval process for major investment projects in China. The Investment Reform Decision eliminated the government approval requirements for investment projects that do not involve direct government funding unless the investment projects are in the restricted sectors specified in the annually adjusted catalogue released by the State Council. The 2004 catalogue, which was attached as an annex to the Investment Reform Decision, sets forth approval requirements for individual investment projects in restricted sectors. Within the telecommunications sector, the investment projects that require the NDRC's approval include:

         o domestic backbone transmission networks (including broadcasting and television networks);

         o    international telecommunications transmission circuits;

         o    international gateways;

         o international telecommunications facilities for dedicated telecommunications networks; and

         o other telecommunications infrastructure projects involving information security.

Accessing International Capital Markets

         Prior to accessing the international capital markets, we may be required to obtain approval from various government authorities depending on the type of international financing we intend to seek. For example, documents relating to our future public offerings of new shares must be filed with the China Securities Regulatory Commission, or the CSRC. If such offerings involve certain new acquisitions of assets or exchanges of equity interest within China, the CSRC's prior approval will be required. In addition, China Netcom Group and our other state-owned shareholders are required to obtain approval from relevant PRC government authorities prior to their participation in any future share offering by our company confirming their respective sales of shares and related contributions to the PRC national social security fund, as required by PRC law. Furthermore, any use of the proceeds that we receive from international capital markets by CNC China, either as a shareholder loan or as a capital contribution, will be subject to registration or approval requirements under PRC law.

Telecommunications Resources

         The MII is responsible for the administration and allocation of telecommunications resources in China, including spectrum frequencies and telecommunications network numbers. The use of these resources by telecommunications operators is subject to the approval of the MII or the relevant provincial telecommunications administrations or provincial radio administrations and the payment of a telecommunications resources usage fee. The provincial radio administrations have allocated the 1900-1915 MHz frequency spectrum to us for PHS services, and we have the exclusive rights to use that frequency spectrum in our northern service region. On January 1, 2005, the MII issued a regulation imposing fees for the use of telephone numbers. Under the regulation, starting from April 1, 2005, all telecommunications operators, including us, are effectively required to pay RMB 0.01 per telephone number per month.

Quality of Service

         Under the Telecommunications Regulations, the MII and the relevant provincial telecommunications administrations are responsible for supervising and monitoring the quality of services provided by telecommunications operators in China. Under the Telecommunications Regulations, customers of telecommunications operators have the right to submit their complaints to the MII and the relevant provincial telecommunications administrations or other relevant government authorities.

Universal Services Obligations

         Under the Telecommunications Regulations, telecommunications operators in China are required to fulfill universal service obligations in accordance with relevant regulations to be promulgated by the PRC government, and the MII has the authority to delineate the scope of universal service obligations. The MII, together with governmental finance and pricing authorities, is also responsible for formulating administrative rules relating to the establishment of a universal service fund and compensation schemes for universal services. These rules have not yet been promulgated, and there are currently no specific regulatory requirements relating to the provision of universal services in China.

         While the scope of specific universal services obligations is not yet clear, we believe that such services may include mandatory provision of basic telecommunications services in economically less developed areas in China. The MII has recently required China Telecom, China Netcom Group, China Mobile, China Unicom, China Railcom and China Satcom to participate in a project to provide telephone services in a number of remote villages in China as transitional measures prior to the formalization of a universal service obligation framework. In order to fulfill such obligations under those transitional measures, China Netcom Group has agreed with us that it will assume the responsibility for investing in and constructing the necessary network facilities. If we operate and maintain such network facilities in our northern and southern service regions, China Netcom Group has agreed to compensate us for the related expenses based on fair market value.

Regulation of the Telecommunications Industry in Our Asia-Pacific Region

         We are required to obtain and maintain a variety of telecommunications and other licenses and authorizations in the Asia-Pacific jurisdictions in which we operate. We must also comply with a variety of regulatory obligations, including obtaining permits to land our cables in the territories to which they are connected. In some jurisdictions in our Asia-Pacific service region, we are subject to ownership limitations with respect to the joint ventures that we form with our local partners. For example, South Korea currently limits the ownership of domestic enterprises by offshore telecommunications operators, such as us, to 49%. We hold all necessary telecommunications and other licenses that permit us to own and independently operate the non-PRC assets in key countries and regions, including Japan, Hong Kong and Singapore. We also operate in South Korea, Malaysia, Indonesia and the Philippines through joint ventures or through contractual relationships with operators that permit us to rely on the relevant telecommunications licenses. Licenses are not required in other countries in which we operate, such as Australia.

ORGANIZATIONAL STRUCTURE

 Our Shareholding Structure

         The following chart sets forth our main operational and shareholding structure:


                              [GRAPHIC OMITTED]



__________
(1) China Netcom Group is a wholly state-owned enterprise. China Netcom Group is the parent of wholly owned subsidiaries that, following the restructuring, include China Netcom (Holdings) Company Limited, or China Netcom Holdings, an investment holding company, and telecommunications companies outside our northern and southern service regions. None of these subsidiary companies have any ownership interest in us, nor do we have any ownership interest in them.
(2) The principal business is provision of telecommunications services. (3) Our five PRC shareholders, all of which are established in the PRC, are:
    o   the Chinese Academy of Sciences, or the Academy of Sciences;
    o Information and Network Center of the State Administration of Radio, Film and Television, or INC-SARFT; o China Railways Telecommunications Center, or CRTC; o Shanghai Alliance Investment Limited, or Shanghai Alliance; and o Shandong Provincial State-owned Assets Supervision and Administration Commission, or Shandong SASAC.
(4) The principal business is investment holding.
(5) All of the ordinary shares owned by our five PRC shareholders are registered in the name of China Netcom Group Corporation (BVI) Limited, or CNC BVI, which holds such ordinary shares in trust for each of the five PRC shareholders. Consequently, the ownership percentages of our five PRC shareholders in the chart above reflect the aggregate beneficial interests of these shareholders as held through CNC BVI. The ownership of CNC BVI as indicated in the table above reflects CNC BVI's own beneficial ownership.
(6) Indicates jurisdiction of incorporation.
(7) The principal business of CNC Fund L. P. is investment holding. In connection with our restructuring, on June 11, 2004, we entered into a share purchase and exchange agreement with CNC BVI and CNC Fund L.P. Under this agreement, CNC Fund, L.P. sold all of the 30,967,127 Series A preference shares and 6.4 million ordinary shares, par value US$0.01 per share of our company that it owned before the restructuring to CNC BVI in consideration for an option to receive (a) 445.5 million ordinary shares of our company from CNC BVI, or 8.1% of our shares on a fully diluted basis prior to the November 2004 global offering or (b) a cash alternative. On September 27, 2004, CNC Fund exercised this option to receive 445.5 million ordinary shares of our company. As a result of the November 2004 global offering, CNC Fund L. P.'s interest in the Company was diluted to 6.8%. On May 27, 2005, CNC Fund L. P. transferred 158,738,745 of our shares held by it to certain of its limited partners. This transaction further reduced CNC Fund L. P.'s interest in the Company to 4.4%.

PROPERTY, PLANT AND EQUIPMENT

          Our principal executive offices are located in Beijing. We also maintain an executive office in Hong Kong. We own, lease or have usage rights in various properties, which consist of offices, administrative centers, staff quarters, retail outlets and technical facilities. We have certain properties transferred to us by China Netcom Group which do not have vested proper legal titles, and we have certain properties the titles for which have not been transferred to us. We believe it is unlikely that we would be denied our right to use a large number of these properties with title defects at any given time. China Netcom Group agreed to indemnify us against any loss or damage suffered or incurred by us, caused by or arising from any challenge to or interference with our title to and/or right to use properties transferred to us in respect of which we have not obtained long-term title certificates or those properties rented by us from China Netcom Group where there are title defects.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion and analysis should be read in conjunction with our consolidated financial statements, selected consolidated financial data and unaudited pro forma consolidated financial information, in each case together with the accompanying notes, all included elsewhere in this document. The consolidated financial statements have been prepared in accordance with Hong Kong GAAP, which differs in certain material respects from U.S. GAAP.
Note 41 to our consolidated financial statements provides a reconciliation to U.S. GAAP of consolidated net profit/(loss) and consolidated owners' equity. Our restructuring was completed on June 30, 2004. Accordingly, our consolidated financial statements prior to June 30, 2004 present our results as if our operations and businesses (and the operations and businesses associated with the Our Restructured Assets and Liabilities as well as our Distributed Assets and Liabilities, as defined in "Item 4. Information on the Company - History and Development") were conducted by us throughout 2003 and the six months ended June 30, 2004. As a result of our restructuring which was completed on June 30, 2004, our consolidated financial statements from July 1, 2004 and thereafter only reflects Our Included Businesses, as defined in "Item
4. Information on the Company -- History and Development -- Restructuring in Anticipation of the November 2004 Global Offering ". The Distributed Assets and Liabilities and the associated operations were no longer generating revenues or expenses for us during the second half of 2004 and coming periods.

Overview of Our Services

         We are a leading fixed-line telecommunications operator in China and a leading international data communications operator in the Asia-Pacific region. Our northern service region in China consists of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province and Liaoning Province. Our southern service region in China consists of Shanghai Municipality and Guangdong Province. We are the dominant provider of fixed-line telephone services, broadband and other Internet-related services, and business and data communications services in our northern service region in China. We primarily target business and residential customers in selected high-density areas in our southern service region in China. We are also the only telecommunications company in China that operates an extensive network and offers international data services in the Asia-Pacific region.

         Our principal services consist of:

         o fixed-line telephone services (including our PHS service), consisting of:

              -- local, domestic long distance and international long distance services;

              -- value-added services, including caller identification and telephone information services; and

              -- interconnection services provided to other domestic telecommunications operators;

         o broadband and other Internet-related services, including digital subscriber lines, or DSL, fiber-to-the-subscriber, or LAN, dial-up Internet access and other services;

         o business and data communications services, including digital data network, or DDN, frame relay, asynchronous transfer mode, or ATM, IP-based virtual private network, or IP-VPN, and leased line services; and

         o international telecommunications services consisting of international voice services for international inbound calls destined for, or transit through, China or other Asia-Pacific countries and regions, and leased line, Internet access, managed data and other telecommunications services provided to business and carrier customers located outside China.

Factors Affecting Our Results of Operations

         Our consolidated financial statements may not be indicative of our future results of operations, cash flows or financial position because our historical results of operations have been, and our future results of operations are likely to be, affected by the following principal factors:

Growth in PHS and broadband services

         Our traditional fixed-line telephone business has been affected in recent years by the increasing availability of alternative services. The wide availability of mobile telephone services at increasingly competitive prices has had, and we expect will continue to have, an adverse impact on revenues from our traditional fixed-line telephone services. We have not, to date, experienced significant customer churn, calculated on the basis of the percentage of accounts closed during a period. However, as an increasing percentage of our fixed-line subscribers also subscribe to mobile services, we have experienced migration of traffic of our fixed-line services to mobile services, resulting in lower per subscriber usage volume of our fixed-line services and the prices that our subscribers are willing to pay for such services.

         Our strategy has been to actively develop new services to help mitigate the effect of mobile substitution and migration to alternative services. We have had considerable success to date in growing our PHS services to provide our customers with limited mobility at much lower price levels. The number of our PHS subscribers increased from 1.4 million as of December 31, 2002 to 15.1 million as of December 31, 2004. However, to date our PHS services are still subject to competition from alternative services, such as mobile telephone services. Revenues from our PHS services would decline if mobile service providers significantly reduced their service charges or if the amount of spectrum we are permitted to use is restricted because of the introduction of TD-SCDMA mobile phones. For a detailed description of our PHS services, see "Item 4. Information on the Company -- Business Overview -- Fixed-line telephone services (including PHS)", and for a further discussion of the status of adoption of TD-SCDMA technology, see "Risk Factors -- Risks Relating to Our Business -- Competition from alternative technologies to our PHS business and an introduction of TD-SCDMA technology may cause our PHS services to be less competitive, and adversely affect our growth, prospects and revenues".

         Our broadband DSL services also helps us retain customers who might otherwise have transferred their dial-up Internet business to other Internet service providers. Revenues from our DSL services increased from RMB 426 million in 2002 to RMB 2,794 million in 2004. The number of DSL subscribers increased from approximately 0.3 million as of December 31, 2002 to 4.4 million as of December 31, 2004.

         Although we can give no assurance that the number of our subscribers will continue to grow at comparable rates, we believe that because China's current telephone and broadband penetration rate and broadband usage is relatively low, growth in our customer base for PHS and broadband services will continue to affect our revenues, as well as our operating expenses and capital spending in future periods.

Declining tariffs and usage per subscriber

         The tariffs for our principal services were historically set by the PRC government. While the PRC government still requires that our tariffs for certain services, such as monthly fees and local usage fees for our local telephone services, be set either at specified levels or above specified minimum levels, we are now permitted to determine the level of the tariffs for many of the services that we provide, including domestic and international long distance VoIP services and broadband services. The government may further deregulate the tariffs for one or more of our principal services in the future.

         In addition, our VoIP services have accounted for an increasing percentage of our total long distance calls. Because VoIP tariffs are generally significantly lower than tariffs for calls carried on our traditional network, the increased proportion of long distance VoIP traffic has resulted in a reduction in our average realized tariffs, and we expect this trend to continue in future periods.

         The combination of the ability of customers to use alternative services (particularly mobile telephone services) and the partial deregulation in tariffs has caused us to lower prices for many of our services by offering promotional and discount packages from time to time. Such pricing schemes effectively result in average realized tariffs that are below government-mandated minimum levels, although in certain cases, the PRC government allows us to offer promotional and discount packages to customers even for services with government-mandated tariffs, provided that the promotional and discount prices are reported to and approved by the local telecommunications authorities. We believe that our tariffs are set at levels similar to those of our competitors. The MII and provincial and local telecommunications bureaus may order us to raise these tariffs, impose fines on us or even suspend our business where the situation is serious, as determined at the discretion of the MII. For more details, see "Risk Factors -- Risks Relating to the PRC Telecommunications Industry -- New regulations, regulatory changes or changes in enforcement policies relating to telecommunications tariffs may adversely affect our competitiveness, business and profitability".

         In addition, an increasing proportion of our new subscribers are subscribers who tend to generate less traffic and hence lower average revenue on a per subscriber basis than our existing subscribers. Therefore, we expect that our revenues and profitability will continue to be adversely affected by the pricing pressure on many of our existing services and declining usage per subscriber. Any growth in revenues will not be at the same pace as subscriber growth. For more details, see "Risk Factors -- Risks Relating to Our Business -- Increasing competition in each of our service regions and markets may have an adverse effect on our business growth and financial condition" and "Risk Factors -- Risks Relating to the PRC Telecommunications Industry -- New regulations, regulatory changes or changes in enforcement policies relating to telecommunications tariffs may adversely affect our competitiveness, business and profitability" and "Item 4. Information on the Company -- Regulation -- Tariff Setting".

Our Recent Restructurings

         Our restructuring conducted in anticipation of the global offering and implications for our consolidated financial statements

         Our current structure was established under a restructuring plan in contemplation of the global offering. See "Item 4. Information on the Company -- Organizational Structure -- Our Shareholding Structure".

         We and China Netcom Group engaged in a series of transactions relating to the restructuring upon the completion of which China Netcom Group retained the following assets and liabilities:

         (1) assets and liabilities of our northern and southern service regions relating to the inter-provincial fiber-optic network, certain land and buildings, international gateways and related international network assets, long-term investments, certain cash balances, certain debts and ancillary telecommunications services, such as yellow pages and paging services;

         (2) all assets and liabilities of the fixed-line telecommunications operations (including the inter-provincial fiber-optic network) outside our northern and southern service regions that China Netcom Group owned before and continues to own after our restructuring;

         (3) all assets and liabilities of the fixed-line telecommunications operations (including the inter-provincial fiber-optic network) outside our northern and southern service regions that we owned prior to our restructuring;

         (4) all non-core businesses, including businesses other than the principal telecommunications services operations in our northern and southern service regions, which primarily include procurement of materials, equipment maintenance services, engineering, project planning and design and operations of certain social facilities;

         (5) the assets and liabilities representing a majority of the Asia-Pacific submarine cables and certain other related assets located outside China that were transferred from Asia Netcom; and

         (6) other minor telecommunications assets and liabilities.

         These assets and liabilities are referred to as Retained Businesses. The assets and liabilities retained by China Netcom Group under items (1), (3) and (5) above are referred to as Distributed Assets and Liabilities.

         Other than the assets and liabilities retained by China Netcom Group that are described above, we, immediately upon the completion of our restructuring, primarily owned the following assets and liabilities:

         o fixed-line telecommunications network assets and related liabilities in our northern and southern service regions; and

         o the remaining telecommunications assets and related liabilities in the Asia-Pacific region operated by Asia Netcom. We refer to these assets and liabilities as Our Restructured Assets and Liabilities.

         In addition, we lease from China Netcom Group:

         o    an inter-provincial fiber-optic network;

         o    international gateways and related international network assets;

         o a majority of its Asia-Pacific submarine cables and related assets located outside China; and

         o certain land and buildings and other minor telecommunications assets within our northern and southern service regions. These leased assets, together with Our Restructured Assets and Liabilities, are collectively referred to as Our Included Businesses.

         Because the restructuring was conducted while Our Restructured Assets and Liabilities and Distributed Assets and Liabilities subject to the restructuring were under common control, the presentation of our consolidated financial statements has been prepared on the basis of merger accounting in a manner similar to a pooling of interests. Consequently, our consolidated financial statements report our results as if (1) Our Restructured Assets and Liabilities and the Distributed Assets and Liabilities and related operations had been transferred to us as of January 1, 2002, and (2) we had owned those assets and liabilities and conducted those operations throughout the three years ended December 31, 2004. In fact, most of Our Restructured Assets and Liabilities and most of the Distributed Assets and Liabilities during the periods covered by these financial statements were owned by China Netcom Group and operated by its management, and we assumed ownership and management control of these assets and liabilities that were previously owned by China Netcom Group on and after December 31, 2003 as part of our restructuring in anticipation of the global offering. See Note 2 to our consolidated financial statements included elsewhere in this document for a further discussion of the basis of presentation of our consolidated financial statements.

         The Distributed Assets and Liabilities and associated revenues, expenses and liabilities included in our consolidated financial statements prior to July 1, 2004 currently belong to China Netcom Group and are not owned by us

         The Distributed Assets and Liabilities were distributed to China Netcom Group on June 30, 2004 and our consolidated financial statements from July 1, 2004 and thereafter only reflect Our Included Businesses and subsequently acquired or developed businesses, assets and liabilities, and the Distributed Assets and Liabilities and the associated operations are no longer available to generate revenues or expenses for us in future periods.

         The revenues and expenses generated by the Distributed Assets and Liabilities are reflected as an adjustment in the unaudited pro forma consolidated financial statements for the year ended December 31, 2003 contained in "Unaudited Pro Forma Consolidated Financial Information". The net effect of pro forma adjustments amounted to an increase of RMB 753 million in the profit for the six months ended June 30, 2004. Note 2 to our consolidated financial statements included elsewhere in this document also contains further information on the revenues and expenses associated with the fixed-line telecommunications network assets and related liabilities that were transferred to, or retained by, China Netcom Group from us as part of the restructuring.

         Our related party transactions reflected in the consolidated financial statements will vary from our related party transactions in future periods

         Because our consolidated financial statements prior to July 1, 2004 do not reflect the relative ownership of assets and liabilities as between us and the China Netcom Group that exists following the distribution on June 30, 2004, the related party transactions that we started to engage in with China Netcom Group on July 1, 2004 differ from the related party transactions that are reflected in our consolidated financial statements prior to that date. With the exception of related party agreements or arrangements whose effects cannot be reasonably estimated and factually supported or do not result in any material changes to our results of operations, the expected effects and the associated charges relating to the changes in related party agreements and arrangements caused by the distribution of the Distributed Assets and Liabilities and certain related transactions between us and China Netcom Group are reflected in our unaudited pro forma consolidated financial information for the year ended December 31, 2004.

         Prior to the consummation of our restructuring on June 30, 2004, we did not settle interconnection charges with China Netcom Group in respect of calls China Netcom Group and our company terminate for each other. Pursuant to the Interconnection Settlement Agreement entered into between China Netcom Group and us, China Netcom Group and our company agreed to interconnect with each other's fixed-line network and will be entitled to termination fees for domestic and international long distance calls that we terminate on our respective networks for each other beginning July 1, 2004. However, this arrangement does not apply to calls that we seek to terminate on China Netcom Group's network within the provinces of Heilongjiang, Jilin, Shanxi or Inner Mongolia, or calls originated on China Netcom Group's network within these four provinces that terminate on our network. During the six-month period ended December 31, 2004, we recorded revenues of RMB 144 million from this interconnect arrangement with China Netcom Group and related interconnection expenses of RMB 167 million. Because we do not have further historical interconnection data in respect of interconnection with China Netcom Group, it is difficult for us to assess what effect this interconnection agreement will have on our future financial condition and results of operations.

         For further information regarding the new agreements and arrangements entered into between us and China Netcom Group, and other changes in connection with our restructuring conducted in anticipation of the global offering, see "Unaudited Pro Forma Consolidated Financial Information", "Restructuring" and "Relationship with China Netcom Group".

         Revaluation of our fixed assets

         As part of the reorganization of China Netcom Group and us, and as required by the relevant PRC regulations, China Enterprise Appraisal, an independent appraiser registered in China, conducted an appraisal of our fixed assets as of December 31, 2003 on a depreciated replacement cost basis. This revaluation resulted in a net reduction in the book value of the fixed assets other than land and buildings in the amount of RMB 22,796 million.

         For the purpose of preparing our financial statements, the effect of this revaluation was reflected in our consolidated financial statements as a RMB 25,778 million charge on our consolidated income statements in the form of a deficit on revaluation of fixed assets in 2003 and a RMB 2,982 million surplus that was credited to the revaluation reserve. This had the effect of significantly and adversely affecting our profits from operations, thereby creating a loss from operations in 2003.

         The revaluation also has the effect of decreasing future annual depreciation and amortization charges. Under Hong Kong GAAP, on a pro forma basis, the revaluation had the effect of reducing our depreciation expenses by RMB 3,213 million for the year ended December 31, 2003. The effects of such decrease in depreciation expense has been reflected in our financial statements for the year ended December 31, 2004.

         Declining amortization of upfront connection fees

         One-time upfront connection fees for basic telephone access services are deferred and recognized over ten years on a straight-line basis. As of July 1, 2001, upfront connection fees to new fixed-line subscribers were eliminated by the MII. Therefore, revenues from the amortization of the unamortized balances will decline in future periods. Upfront connection fee revenues in the amount of RMB 3,378 million were recorded in 2004. The aggregate amount of amortized revenues that are scheduled to be recorded between 2005 and 2011 is RMB 7,012 million.

Results of Operations

         The table below sets forth a breakdown of the revenues of our domestic and international telecommunications services and total operating expenses in terms of amount and as a percentage of our total revenues, as well as net cash flow, for the periods indicated. Although in 2002 and 2003 we did not manage our international services separately from our domestic services, we have begun to do so in 2004 and will continue to do so in the future. Therefore, we expect in the future to continue to report our revenues in the same format as presented below.


                                                          For the Years Ended December 31,
                                                  2002                  2003                     2004
                                          ---------------------- ----------------------   ----------------------
                                                   Percentage               Percentage              Percentage
                                          Amount   of Revenues    Amount    of Revenues     Amount  of Revenues
                                          ------   -----------   -------    -----------   --------  ------------
                                                        (RMB in millions, except percentage data)
Revenues:
 Domestic Telecommunications Services:
 Fixed-line telephone services(1):
  Local:
    Local usage fees..................    17,362       31.9%     18,567        31.0%        18,661    28.7%
    Monthly fees......................    11,505       21.1      12,580        21.0         13,743     21.2
    Upfront installation fees.........       944        1.7       1,044         1.7          1,338      2.1
                                         -------      ------    -------       ------       -------
     Subtotal.........................    29,811       54.7       32,191       53.7         33,742     52.0
                                         -------      ------    -------       ------       -------
  Domestic long distance(2)...........     8,423       15.5       8,871        14.8          8,813     13.6
  International long distance(2)(3)...     1,344        2.5       1,410         2.4          1,121      1.7
  Value-added services................       863        1.6       1,516         2.6          2,146      3.3
  Interconnection fees from domestic
    carriers..........................     2,378        4.4       2,580         4.3          3,903      6.0
  Upfront connection fees(4)..........     4,316        7.9       3,965         6.6          3,378      5.2
                                         -------      ------    -------       ------       -------
     Subtotal.........................    47,135       86.6      50,533        84.4         53,103     81.8
                                         -------      ------    -------       ------       -------
 Broadband and other Internet-related
  services............................     2,189        4.0       3,493         5.8          5,058      7.8
 Business and data communications
services:
  Managed data........................     1,177        2.2       1,215         2.0          1,217      1.9
  Leased line.........................     2,196        4.0       2,446         4.1          1,825      2.8
                                         -------      ------    -------       ------       -------
     Subtotal.........................     3,373        6.2       3,661         6.1          3,042      4.7
                                         -------      ------    -------       ------       -------
 Other services.......................     1,174        2.1         832         1.4          1,076      1.7
                                         -------      ------    -------       ------       -------
     Subtotal.........................    53,871       98.9      58,519        97.7         62,279     95.9
                                         -------      ------    -------       ------       -------
 International Telecommunications
  Services:
  International long distance.........                               --          --            181      0.3
  Interconnection fees from
international
    carriers..........................       518        1.0       1,217         2.0          1,012      1.6
  Broadband and other Internet-related
    services..........................         1         --          14          --            360      0.6
  Managed data........................         1         --          64         0.1            309      0.5
  Leased line.........................        35        0.1          63         0.1            496      0.8
  Other services......................        17         --          21          --            285      0.4
                                         -------      ------    -------       ------       -------
     Subtotal.........................       572        1.1       1,379         2.3          2,643      4.1
                                         -------      ------    -------       ------       -------
     Total............................    54,443      100.0      59,898       100.0         64,922    100.0
                                         -------      ------    -------       ------       -------
 Operating Expenses:
  Depreciation and amortization.......   (18,808)     (34.5)    (20,483)      (34.2)       (18,754)   (28.9)
  Network, operations and support.....   (10,578)     (19.4)    (11,990)      (20.0)       (11,591)   (17.9)
  Staff costs.........................    (6,433)     (11.8)     (7,547)      (12.6)        (8,041)   (12.3)
  Selling, general and administrative.    (5,682)     (10.4)     (7,053)      (11.8)        (9,566)   (14.7)
  Other operating expenses............    (1,521)      (2.8)     (1,660)       (2.8)        (1,534)    (2.4)
                                         -------      ------    -------       ------       -------
     Total............................   (43,022)     (78.9)    (48,733)      (81.4)       (49,486)   (76.2)
                                         -------      ------    -------       ------       -------
Operating profit before interest income,
 dividend income and deficit on
revaluation of
 fixed assets.........................    11,421       21.1      11,165        18.6         15,436     23.8
Interest and dividend income..........       160        0.2         124         0.2             93      0.1
Deficit on revaluation of fixed
 assets...............................        --         --     (25,778)      (43.0)            --       --
Profit/(loss) from operations.........    11,581       21.3     (14,489)      (24.2)        15,529     23.9
                                         -------      ------    -------       ------       -------
Finance costs.........................    (2,848)      (5.3)     (3,026)       (5.1)        (2,932)    (4.5)
Share of profit/(loss) of associated
 companies and jointly controlled
  entity..............................        (1)        --        (416)       (0.6)            (1)
Profit/(loss) before taxation.........     8,732       16.0     (17,931)      (29.9)        12,596     19.4
Taxation..............................    (2,212)      (4.0)      6,819        11.4         (3,348)    (5.2)
                                         -------      ------    -------       ------       -------
Profit/(loss) after taxation..........     6,520       12.0     (11,112)      (18.5)         9,248     14.2
Minority interests....................        --         --           1          --             --       --
                                         -------      ------    -------       ------       -------
Profit/(loss) for the year............     6,520       12.0     (11,111)        N/A          9,248     14.2
                                         =======      ======    =======       ======       =======
Net cash inflows from operating
 activities...........................    23,928        N/A      25,332         N/A         26,870      N/A
Net cash outflows from investing
 activities...........................   (25,922)       N/A     (27,001)        N/A        (21,707)     N/A
Net cash inflows/(outflows) from
financing
 activities...........................     1,734        N/A       1,262         N/A         (1,413)     N/A

__________

(1) Includes revenues from our PHS services.

(2) Includes revenues from our long distance VoIP services.

(3) Includes revenues from calls to Hong Kong, Macau and Taiwan.

(4) Upfront connection fees for basic telephone access services were eliminated by the MII in July 2001.

Operating results for the year ended December 31, 2004 and the year ended December 31, 2003

         Revenues

         Our revenues consist of revenues from the provision of telecommunications services, net of business tax and government levies. Sources of our revenues consist of revenues from our domestic businesses, including fees charged for the provision of fixed-line telephone services, broadband and other Internet-related services, business and data communications services, and other services, and revenues from our international telecommunications services.

         In 2004, our revenues were RMB 64,922 million, representing an increase of RMB 5,024 million, or 8.4%, from RMB 59,898 million in 2003. This increase primarily reflects increases in revenues from our domestic services, including fixed-line services, broadband and other Internet-related services, interconnections with other domestic carriers, and value-added services and revenues from our international telecommunications services.

         Domestic telecommunications services

         Fixed-line telephone services

         Local telephone services. Revenues from our local telephone services (including PHS services) comprise local usage fees, monthly fees and installation fees. They vary depending on the number of our fixed-line subscribers, average realized tariffs and the usage volume of local calls (including those made to connect to our dial-up Internet service). In 2004, revenues from our local telephone services were RMB 33,742 million, representing an increase of RMB 1,551 million, or 4.8%, from RMB 32,191 million in 2003, and accounting for 52.0% of our total operating revenue in 2004.

         The revenue growth in 2004 reflects increases in revenues from each of monthly fees, upfront installation fees and local usage fees, with monthly fee revenues accounting for the largest portion of the increase. This revenue growth was primarily attributable to continued growth in the number of our fixed-line subscribers and the usage volume of our PHS services. This revenue growth was partially offset by a decline in average usage per subscriber.

         Local usage fees. Usage fees for local services include local usage fees charged for local telephone calls and VoIP long distance calls, and communications fees for dial-up Internet access.

         In 2004, revenues from our local usage fees were RMB 18,661 million, representing an increase of RMB 94 million, or 0.5%, from RMB 18,567 million in 2003. As the average realized tariffs for local usage remained constant, this increase was attributable to an increase of 22.9 billion pulses, or 233.7%, in PHS usage volume to 32.7 billion pulses in 2004 from 9.8 billion pulses in 2003. The increase in usage volume was in turn caused by an increase of 7.7 million, or 103.1%, in the number of our PHS subscribers, to 15.1 million as of December 31, 2004 from 7.4 million as of December 31, 2003.

         The effect of increased PHS usage volume on revenue growth was partially offset by a revenue decline from non-PHS calls, reflecting a decrease of 26.3 billion pulses, or 15.5%, in usage volume to 142.8 billion pulses in 2004 from 169.1 billion pulses in 2003 and principally reflecting the migration of our non-PHS local traffic to PHS and mobile services. While our number of non-PHS fixed-line subscribers increased by 3.1 million, or 5.0%, to 65.3 million as of December 31, 2004 from 62.2 million as of December 31, 2003, our monthly usage volume per subscriber declined due to the migration of non-PHS traffic to PHS and mobile networks.

         Revenues from communications fees charged for our dial-up Internet service also declined in 2004 compared to 2003, which was primarily caused by a decline of 11.4 billion pulses, or 44.8%, in usage volume of this service to
14.1 billion pulses in 2004 from 25.5 billion pulses in 2003 and reflecting the migration of Internet dial-up traffic to broadband services.

         Monthly fees. Monthly fees represent the fixed amount of service charges to our customers for using our fixed-line telephone services.

         In 2004, our revenues from monthly fees were RMB 13,743 million, representing an increase of RMB 1,163 million, or 9.2%, from RMB 12,580 million in 2003. The revenue growth was largely attributable to the 10.8 million, or 15.5%, increase in the number of our fixed-line subscribers during this period, which was partially offset by a decline in the average realized tariffs on a per subscriber basis, principally reflecting the increased number and scope of special promotional packages and discount schemes offered to certain subscribers of our fixed-line services.

         Upfront installation fees. Installation fees represent the amortized amount of the upfront fees received for installation of non-PHS fixed-line telephone services. These upfront installation fees are deferred and recognized over the expected customer relationship period, which is currently estimated to be ten years.

         Revenues from the amortized amount of installation fees was RMB 1,338 million in 2004, representing an increase of RMB 294 million, or 28.2% from RMB 1,044 million in 2003. This increase principally reflects an increased number of access lines in service in our northern service region.

         Domestic long distance services. Revenues from our domestic long distance services consist of usage fees for domestic long distance calls originated by our fixed-line subscribers, users of our prepaid phone cards and certain other customers. In 2004, our domestic long distance revenues were RMB 8,813 million, representing a slight decrease of RMB 58 million, or 0.7%, from RMB 8,871 million in 2003. This decrease reflects a combination of:

         o a decrease of RMB 485 million, or 7.6%, in revenues from the domestic long distance calls carried on our traditional network in 2004 as compared to 2003, which was in turn primarily caused by a decrease in the average realized tariffs for this service; and

         o an increase of RMB 427 million, or 17.4%, in revenues from our VoIP long distance service. With the average realized tariffs for domestic VoIP long-distance calls remaining relatively constant, this increase was primarily attributable to an increase of 1.5 billion minutes, or 15.5%, in the usage volume of domestic long distance calls carried on our VoIP network.

         International long distance services. Revenues from our international long distance services consist of usage fees charged to our customers for their international long distance calls originated in our service regions, including those made to Hong Kong, Macau and Taiwan.

         In 2004, this revenue was RMB 1,121 million, representing a decrease of RMB 289 million, or 20.5%, from RMB 1,410 million in 2003. The revenue decline principally reflects a decrease of RMB 166 million, or 22.8%, in revenues from international long distance calls carried on our traditional network, which was in turn caused by:

         o decreased usage volume due to the continued migration of our international long distance traffic to VoIP networks of our own and other service providers, and

         o lower average realized tariffs due to the increased usage and scope of special promotional discounts offered to our customers.

         The revenue decline was further driven by a decrease of RMB 127 million, or 18.6%, in our VoIP international long distance revenues, which reflects a combination of decreased usage volume and slightly increased average realized tariffs for VoIP long distance calls.

         Value-Added Services. Revenues from our value-added services consist of fees that we charge our customers for the provision of caller identification, PHS short-messaging, telephone information services, video- and tele-conferencing and other value-added services. Revenues from our value-added services in 2004 were RMB 2,146 million, representing an increase of RMB 630 million, or 41.6%, from RMB 1,516 million in 2003. The increase was primarily due to the growth in the number of subscribers of our caller identification service, which reached a penetration rate of 58.2% of our access lines in service as of December 31, 2004, and increasing usage of PHS messaging and other value-added services in our northern service region.

         Interconnection Services. Revenues from our interconnection services represent interconnection fees charged to other domestic telecommunications carriers, principally China Mobile, China Unicom and China Telecom, for both local and long distance calls, and revenues from our interconnections with China Netcom Group. Revenues from our interconnection services were RMB 3,903 million in 2004, representing an increase of RMB 1,323 million, or 51.3%, from RMB 2,580 million in 2003. The increase was primarily due to increases in the revenues from our interconnections with China Mobile, China Unicom, China Telecom, and China Netcom Group. Revenues from interconnection with China Mobile and China Unicom increased by RMB 499 million, which was in turn caused by an increase in the interconnection volume with these carriers. The interconnection revenue growth was further driven by an increase of RMB 473 million in revenues from termination fees charged to China Telecom for calls that it terminated on our network in 2004, and an increase of RMB 144 million in revenues from interconnection with China Netcom Group, pursuant to the interconnection service agreement.

         Upfront connection fees. Upfront connection fees represent the amortized amount of the upfront fees received for the initial activation of fixed-line telephone services. As a result of the elimination of this fee on July 1, 2001, revenue from the amortized portion of upfront connection fees decreased by RMB 587 million, or 14.8%, to RMB 3,378 million in 2004, from RMB 3,965 million in 2003, and will continue to decline in the coming years.

         Broadband access and other Internet-related services
         ----------------------------------------------------

         Revenues from our broadband access and other Internet-related services consist of revenues for the provision of DSL, LAN, and other broadband services, as well as Internet dial-up (other than communications fees) and dedicated Internet access services.

         Total revenues from our broadband access and other Internet-related services in 2004 were RMB 5,058 million, representing an increase of RMB 1,565 million, or 44.8%, from RMB 3,493 million in 2003. This increase was primarily due to the increases in service revenues of RMB 1,370 million, or 96.1%, from our DSL service and RMB 418 million, or 98.4%, from our LAN service, reflecting the rapid expansion of our broadband subscriber base. The total number of our DSL subscribers increased by approximately 2.4 million, or 122.5%, or to 4.4 million as of December 31, 2004 from approximately 2.0 million as of December 31, 2003. The effect of this subscriber increase on revenue growth was partially offset by declines in the average realized monthly tariffs for our broadband services, reflecting the discount and promotional packages that we offer, and the fact that increasing numbers of our new subscribers are residential users, who generally have lower usage than business users.

         Business and data communications services
         -----------------------------------------

         Managed data services. Revenues from our corporate data services represent fees that we charge for our DDN, frame relay, ATM, MPLS VPN and X.25 services. Revenues from our managed data services in 2004 were RMB 1,217 million, representing a increase of RMB 2 million, or 0.2%, from RMB 1,215 million in 2003. This increase principally reflects increased demand for our management data services from the our business customers in our northern and southern service regions.

         Leased line services. Revenues from our leased line services represent fees that we receive from our business and carrier customers for leasing circuit capacity to them, including the lease of digital circuits, digital trunk lines and optic fibers. Revenues from our leased line services were RMB 1,825 million in 2004, representing a decrease of RMB 621 million, or 25.4%, from RMB 2,446 million in 2003. This decrease was primarily caused by a decline in revenues from the leased line services provided to our carrier customers, as both the leased bandwidth to these customers and the average realized tariffs declined. Revenues from our business customers also declined, reflecting a combination of increased leasing of bandwidth to these customers and lower average realized tariffs.

         Other services
         --------------

         Revenues from other services, including revenues from service and maintenance fees, lease payments for our non-telecommunications equipment, paging service fees, and revenues from sales of products like handsets and DSL modems, were RMB 1,076 million in 2004, representing an increase of RMB 244 million, or 29.3%, from RMB 832 million in 2003 and reflecting revenue growth from sales of DSL modems and other services.

         International telecommunications services

         Revenues from our international operations consist of fees charged for provision to carrier customers of wholesale voice services, including termination, refile and bilateral services for international inbound calls destined for the PRC or transit through the PRC or other Asia-Pacific countries and regions, home country direct and international toll-free services; and leased line, Internet, managed data and other telecommunications services provided to business and carrier customers located outside the PRC.

         In 2004, total revenues from our international operations were RMB 2,643 million, representing an increase of RMB 1,264 million, or 91.7%, from RMB 1,379 million in 2003. During this period, we recorded RMB 1,040 million in revenue from the operations of Asia Netcom, which accounted for 82.3% of the increase in our international revenue. Revenues generated by Asia Netcom are not reflected in the operating revenue data for 2003, as we used equity accounting for Asia Netcom during 2003. In addition to revenues from operations of Asia Netcom, increases in revenues from broadband and other Internet-related services, managed data services and leased line services provided to non-PRC customers further contributed to the overall revenue growth from our international telecommunications services.

         Operating expenses

         The key components of our operating expenses are depreciation and amortization expenses, network operations and support expenses, selling, general and administrative expenses, staff costs and other expenses. Our total operating expenses in 2004 were RMB 49,486 million, representing an increase of RMB 753 million, or 1.5%, from RMB 48,733 million in 2003, as compared to the 8.4% increase in our revenues during this period. The increase in our total operating expenses principally reflect the expansion of our customer base and increased selling, general and administrative expenses, which was in turn primarily caused by increasing market competition.

         Depreciation and amortization

         We depreciate our property, plant and equipment on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. For example, our telecommunication network and equipment are depreciated over periods typically ranging from five to ten years. In 2004, our depreciation and amortization expenses were RMB 18,754 million, representing a decrease of RMB 1,729 million, or 8.4% from RMB 20,483 million in 2003. This decrease principally reflects:

         o the revaluation of our fixed assets in 2003, which resulted in decreased depreciation expenses; and

         o a decrease in the amounts spent in purchasing and constructing telecommunications network and equipment during this period.

         Network, operations and support

         Network, operations and support expenses primarily consist of repair and maintenance expenses incurred in connection with the operation of our telecommunications networks, interconnection expenses, utility expenses, expenses relating to the disposal of fixed assets and the installation costs for additional access lines that are put in service each year, which are amortized on a straight-line basis over ten years to the extent that such costs match the incremental revenues from new customers. In 2004, these expenses amounted to RMB 11,591 million, representing a decrease of RMB 399 million, or 3.3%, from RMB 11,990 million in 2003.

         The decrease was primarily reflects a combination of:

         o a decrease of RMB 1,544 million, or 91.4%, in the loss from disposal of fixed assets, reflecting improved asset quality upon the consummation of our restructuring in 2003;

         o a decrease of RMB 712 million, or 15.7%, in maintenance and repair costs due to increasingly centralized management of our network operations;

         o an increase of RMB 930 million, or 143.1%, in costs of leasing digital circuits and other network elements from other carriers; and

         o an increase of RMB 537 million, or 28.6%, in interconnection expenses with China Netcom Group and other carriers, which was in part due to increased volume of outbound calls.

         Selling, general and administrative

         Selling, general and administrative expenses primarily consist of sales and marketing expenses, general and administrative expense and provision for doubtful accounts.

         In 2004, our selling, general and administrative expenses were RMB 9,566 million, representing an increase of RMB 2,513 million, or 35.6%, from RMB 7,053 million in 2003. These expenses accounted for 19.3% of our overall operating expenses in 2004, compared to 14.5% in 2003. These expenses increased more rapidly than revenues, principally as a result of:

         o an increase of RMB 2,446 million, or 719.4%, in customer acquisition costs principally relating to subsidized handsets provided to some of our PHS subscribers, which are amortized based on the types of service packages for which they subscribe and their usage patterns; and

         o an increase of RMB 213 million, or 34.4%, in provisions for doubtful accounts, primarily due to increased delinquency rates among our subscribers, reflecting the increasing percentage of lower income customers, which in turn was a result of our lower installation costs and the elimination of upfront connection fees in July 2001.

         Staff costs

         Staff costs principally consist of expenses for salary and benefits, contributions to pension plans and a housing fund, and the payment of early retirement benefits.

         In 2004, our staff costs were RMB 8,041 million, representing an increase of RMB 494 million, or 6.5%, from RMB 7,547 million in 2003. This increase principally reflect a combination of:

         o an increase of RMB 204 million, or 53.4%, in insurance expenses, reflecting increased scope of participation in national health insurance plans by our branches;

         o    an increase of RMB 114 million, or 23.5%, in welfare expenses;
              and

         o a decrease of 78 million, or 1.53%, in salaries and wages expense, due to a reduction in the number of our temporary employees in connection with our restructuring.

         Other operating expenses

         Other operating expenses include printing costs for bills, invoices and other materials, charitable donations, and other miscellaneous administrative and operational expenses. In 2004, other operating expenses were RMB 1,534 million, representing a decrease of RMB 126 million, or 7.6%, from RMB 1,660 million in 2003.

         Operating profit before interest income, dividend income and deficit on revaluation of fixed assets

         In 2004, our operating profit before interest income, dividend income and deficit on revaluation of fixed assets was RMB 15,436 million, representing an increase of RMB 4,271 million, or 38.3%, from RMB 11,165 million in 2003.

         Profit/(loss) from operations

         In 2004, our profit from operations was RMB 15,529 million, representing an increase of RMB 30,018 million, from a loss of RMB 14,489 million in 2003.

         Finance costs

         In 2004, our finance costs were RMB 2,932 million, representing a decrease of RMB 94 million from RMB 3,026 million in 2003, which was primarily attributable to the reduction in our total borrowings.

         Share of profit/(losses) of a jointly controlled entity

         No deficit from our share of losses of our jointly controlled entity was recorded in 2004, as revenues and expenses associated with Asia Netcom's operations were consolidated into our results beginning on January 1, 2004.

         Taxation

         The statutory tax rate on most of our operations in the PRC is 33%, although some of our subsidiaries and affiliates in the PRC are subject to lower statutory tax rates or enjoy preferential tax rates.

         In 2004, our taxation expense was RMB 3,348 million, representing an increase of RMB 10,167 million, from a tax credit of RMB 6,819 million in 2003 and reflecting a higher profit from operations.

         The effective tax rates deviated from the weighted average statutory tax rate mainly because the upfront connection fee revenues that we recognized were not taxable under the PRC law.

         Profit for the period

         As a result of the foregoing, our net income for 2004 was RMB 9,248 million, representing an increase of RMB 20,359 million from a net loss of RMB 11,111 million for 2003.

Profit/(Loss) for the Year Reconciled to U.S. GAAP

         Our consolidated profit as determined pursuant to U.S. GAAP for 2004 was RMB 6,896 million, as compared to RMB 9,248 million as determined pursuant to Hong Kong GAAP. The principal difference reflects the effect of the revaluation of our fixed assets in 2003. The lower depreciation charges we record under Hong Kong GAAP is a result of the lower carrying value of our asset base under Hong Kong GAAP.

Operating results for the years ended December 31, 2003 and 2002

         Revenues

         In 2003, our revenues were RMB 59,898 million, representing an increase of RMB 5,455 million, or 10.0%, from RMB 54,443 million in 2002. This growth primarily reflected increases in revenues from local telephone, broadband and other Internet-related services, value-added services, domestic interconnection fees and international telecommunications services.

         Domestic telecommunications services

         Fixed-line telephone services
         -----------------------------

         Local telephone services. In 2003, revenue from our local telephone services increased to RMB 32,191 million, representing an increase of RMB 2,380 million, or 8.0%, from RMB 29,811 million in 2002, and accounting for 53.7% of our total revenues in 2003. The revenue growth in 2003 principally reflects the rapid growth of our PHS business, and was partially offset by declines in average usage per subscriber and average realized tariffs.

         Local usage fees. In 2003, our local usage revenues were RMB 18,567 million, representing an increase of RMB 1,205 million, or 6.9%, from RMB 17,362 million in 2002. As the average realized tariffs for local usage remained steady at RMB 0.10 per minute, the revenue growth during this period was principally due to the increase in the usage volume of our local calls (including PHS calls), which increased from 173.3 billion pulses in 2002 to
179.0 billion pulses in 2003. This increase principally reflects growth in the number of fixed-line subscribers, from 58.4 million at the end of 2002 to 69.6 million at the end of 2003. A key driver of local usage fee revenue growth in 2003 has been our PHS service, with the number of our PHS subscribers increasing from 1.4 million as of the end of 2002 to 7.4 million as of the end of 2003. The effect of subscriber growth on local usage revenues was partially offset by declines in monthly local telephone usage per subscriber from 207 pulses in 2002 to 192 pulses in 2003, and declines in revenue from communications fees charged for our dial-up Internet service due to declines in usage volume of this service from 37.2 billion pulses in 2002 to 31.6 billion pulses in 2003, which in turn primarily reflects the migration of the dial-up Internet traffic to broadband.

         Monthly fees. In 2003, our revenues from monthly fees were RMB 12,580 million, representing an increase of RMB 1,075 million, or 9.3%, from RMB 11,505 million in 2002. The revenue growth was attributable to the 11.3 million, or 19.3%, increase in the number of our fixed-line subscribers, which was partially offset by a decline of RMB 1.14, or 6.5%, in the average realized monthly fees per subscriber. The decline was principally due to the increasing use and scope of special promotional discounts offered to certain subscribers of our fixed-line services.

         Upfront installation fees. Revenues from the amortized amount of upfront installation fees were RMB 1,044 million in 2003, representing an increase of RMB 100 million, or 10.6%, from RMB 944 million in 2002. These increases were due to the increase in the number of access lines that were put into service in our northern service region in 2003 and 2002.

         Domestic long distance services. Our domestic long distance revenues in 2003 were RMB 8,871 million, representing an increase of RMB 448 million, or 5.3%, from RMB 8,423 million in 2002. The increase primarily reflected increases in the total usage volume of domestic long distance calls carried on our traditional and VoIP networks from 18.3 billion minutes in 2002 to 22.1 billion minutes in 2003, of which VoIP calls accounted for 33.8% in 2002 and 45.1% in 2003. Revenue growth from long distance VoIP calls in 2002 was further driven by an increase in our average realized VoIP tariffs.

         Because VoIP tariffs are significantly lower than traditional network tariffs, the increase in the proportion of domestic long distance calls carried on our VoIP network has resulted in significant reductions in our average realized tariffs. In addition, the increased frequency and scope of discounts also contributed to this decline in average realized tariffs.

         International long distance services. Our international long distance revenues increased by RMB 66 million, or 4.9%, to RMB 1,410 million in 2003 from RMB 1,344 million in 2002. The revenue growth in both comparison periods principally reflected increased usage of our international long distance VoIP services from 358.8 million minutes in 2002 to 519.8 million minutes in 2003.

         The effect of increased usage of our VoIP long distance services on revenue was partially offset by declines in average realized tariffs over both comparison periods, as increased proportions of long distance VoIP calls also resulted in significant reduction in our average realized tariffs for international long distance services.

         Value-added services. Revenues from our value-added services in 2003 were RMB 1,516 million, representing an increase of RMB 653 million, or 75.7%, from RMB 863 million in 2002. The increase was primarily due to the growth in the number of subscribers of our caller identification service, which reached a penetration rate of 49.6% of our access lines in service as of December 31, 2003, and increasing usage of other value-added services in our northern service region.

         Interconnection services. Revenues from our interconnection services with domestic carriers increased by RMB 202 million, or 8.5%, to RMB 2,580 million in 2003 from RMB 2,378 million in 2002. The increases were primarily due to increases in the interconnection volume with China Mobile, China Unicom and other domestic carriers. The aggregate volume of calls that we terminated for China Mobile and China Unicom was 38.8 billion minutes in 2003 and 27.6 billion minutes in 2002. The growth in revenues resulting from increased interconnection volume was partially offset by declines in revenues from carrying calls originated by subscribers of other domestic telecommunications operators on our traditional network or long distance VoIP network, as these operators have continued to expand the coverage of their own domestic long distance networks and increasingly used them to carry long distance calls originated by their customers, instead of paying us for the use of our long distance networks. As a result, the average realized per minute charge for interconnecting with these carriers has declined from 2002 to 2003.

         Upfront connection fees. Revenues from the amortized portion of upfront connection fees decreased by RMB 351 million, or 8.1%, to RMB 3,965 million in 2003 from RMB 4,316 million in 2002, and will continue to decline in future years until such fees are entirely amortized.

         Broadband and other Internet-related services
         ---------------------------------------------

         Total revenues from our broadband and other Internet-related services in 2003 were RMB 3,493 million, representing an increase of RMB 1,304 million, or 59.6%, from RMB 2,189 million in 2002. The increase was primarily due to the increases in service revenues from our broadband services, principally from our DSL service and LAN service, reflecting the rapid expansion of our broadband subscriber base. The total number of our DSL subscribers increased to approximately 2.0 million as of December 31, 2003 from approximately 0.3 million as of December 31, 2002. The total number of our LAN subscribers increased to approximately 0.6 million as of December 31, 2003 from approximately 0.3 million as of December 31, 2002. The revenue growth was further driven by increases in the average realized tariffs for LAN. The revenue growth was partially offset by:

         o declining average revenues per subscriber, reflecting lower average realized tariffs for our DSL services, the discount and promotional packages that we offer, and the fact that increasing numbers of our new subscribers are residential users, which generally have lower usage than business users; and

         o declines in revenue from Internet dial-up service due to the migration of our dial-up traffic to broadband services.

         Business and data communications services
         -----------------------------------------

         Managed data services. Revenues from our managed data services in 2003 were RMB 1,215 million, representing an increase of RMB 38 million, or 3.2%, from RMB 1,177 million in 2002, primarily due to growth in the total leased bandwidth of our frame relay service and our ATM service. These increases resulted from the increase in the demand for managed data services from the business customers in our northern and southern service regions.

         Leased line services. Revenues from our leased line services grew by RMB 250 million, or 11.4%, to RMB 2,446 million in 2003 from RMB 2,196 million in 2002. This increase primarily resulted from the increase in revenue from our business customers' increased leasing of bandwidth. This increase was partially offset by a decline of RMB 239 million, or 14.8%, in revenues from our carrier customers for leased line services, primarily as a result of a decline in leased bandwidth as these carrier customers continue to improve their own network and cease to lease circuit capacity from us.

         Other services
         --------------

         Revenues from other services were RMB 832 million in 2003, representing a decrease of RMB 342 million, or 29.1%, from RMB 1,174 million in 2002.

         International telecommunications services

         Total revenues from our international telecommunications services increased by RMB 807 million, or 141.1%, to RMB 1,379 million in 2003 from RMB 572 million in 2002. The increase was primarily due to increases in the interconnection fees charged to international carrier customers, which increased by RMB 699 million, or 134.9%, to RMB 1,217 million in 2003 from RMB 518 million in 2002, principally reflecting increased usage volume of this service.

         Operating expenses

         Our total operating expenses in 2003 were RMB 48,733 million, representing an increase of RMB 5,711 million, or 13.3%, from RMB 43,022 million in 2002. The increases principally resulted from the growth of our business and expansion of our customer base. Although each of these components of the total operating expenses increased in this comparison period, depreciation and amortization accounted for the largest portion of the increases.

         Depreciation and amortization

         Our depreciation and amortization expenses in 2003 were RMB 20,483 million, representing an increase of RMB 1,675 million, or 8.9%, from RMB 18,808 million in 2002. The increase was primarily a result of the purchase and construction of our telecommunications network and equipment.

         Network, operations and support

         These expenses increased by RMB 1,412 million, or 13.3%, to RMB 11,990 million in 2003 from RMB 10,578 million in 2002. The increase in 2003 was primarily due to a 73.9%, or RMB 491 million, increase in installation costs, which principally reflects an additional charge of RMB 387 million incurred in 2003, representing the portion of installation costs that exceeded the respective incremental installation revenues from new subscribers that year, and a 66.0%, or RMB 745 million, increase in the interconnection expenses payable to other telecommunications operators from RMB 1,129 million to RMB 1,874 million, which was in part due to increased volume of outbound calls from 2002 and 2003.

         Selling, general and administrative

         In 2003, our selling, general and administrative expenses were RMB 7,053 million, representing an increase of RMB 1,371 million, or 24.1%, from RMB 5,682 million in 2002. These expenses increased more rapidly than revenues, principally as a result of:

         o an increase of RMB 262 million, or 73.4%, in provisions for doubtful accounts, primarily as a result of increased delinquency rates among our subscribers, reflecting an increase in the number of lower income customers due to the elimination of upfront connection fees in July 2001 and lower installation costs;

         o an increase of RMB 294 million, or 639.1%, in customer acquisition costs attributable to the growth of our PHS business, which are amortized based on the types of service packages for which they subscribe and their usage patterns; and

         o an increase of RMB 251 million or 41.1%, in branding, advertising and marketing costs related to the formation of China Netcom Group in May 2002 and the development and promotion of the China Netcom brand.

         Staff costs

         In 2003 our staff costs grew by RMB 1,114 million, or 17.3%, to RMB 7,547 million. This increase was primarily due to an increase of RMB 1,296 million, or 34.2%, in salary expenses, which increased from RMB 3,795 million in 2002 to RMB 5,091 million in 2003, principally reflecting higher wage levels. See "Item 6. Directors, Senior Management and Employees -- Employees". We continued to raise our salary levels in 2003 to bring our compensation more in line with what we believe are the prevailing market rates. During this period, our expenses for early retirement benefits declined by 82.6% to RMB 132 million from RMB 758 million primarily because of a reduction in the number of employees electing early retirement.

         Other operating expenses

         Other operating expenses increased by RMB 139 million, or 9.1%, to RMB 1,660 million in 2003 from RMB 1,521 million in 2002.

         Operating profit before interest income, dividend income and deficit on revaluation of fixed assets

         Our operating profit before interest income, dividend income and deficit on revaluation of fixed assets declined slightly by RMB 256 million, or 2.2%, to RMB 11,165 million in 2003 from RMB 11,421 million in 2002.

         Profit/(loss) from operations

         Our profit from operations declined from RMB 11,581 million in 2002 to a loss of RMB 14,489 million in 2003. This loss was caused by the deficit on revaluation of fixed assets amounting to RMB 25,778 million in 2003, without which our profit from operations would have declined by only RMB 292 million, or 2.5%, from 2002 to a profit of RMB 11,289 million.

         Finance costs

         Our finance costs increased by 6.3% from RMB 2,848 million in 2002 to RMB 3,026 million in 2003, principally due to a higher amount of our total borrowings being used to finance long-term assets. This increase was partially offset by decreased interest expense in 2003, due to lower average interest rates on our debt.

         Share of profit/(losses) of a jointly controlled entity

         A RMB 415 million deficit from our share of the losses of our jointly controlled entity, Asia Netcom, was recorded in 2003, relating to the losses arising from the operations of Asia Netcom. Because these assets were underutilized, depreciation and other expenses exceeded revenues.

         Taxation

         In 2003, we had a tax credit of RMB 6,819 million mainly due to our loss before taxation of RMB 17,931 million, which in turn was caused by the deficit from the revaluation of our fixed assets. As a result, our effective tax rate for 2003 was 38.0%.

         The effective tax rates for the years ended December 31, 2002 and 2003 deviated from the weighted average statutory tax rates in these periods mainly because the upfront connection fee revenues that we recognized during these periods were not taxable under PRC law.

         Profit/(loss) for the year

         As a result of the foregoing, we experienced net loss of RMB 11,111 million, compared to a net income of RMB 6,520 million in 2002.

Profit/(Loss) for the Year Reconciled to U.S. GAAP

         Our consolidated profit as determined pursuant to U.S. GAAP for 2003 was RMB 6,160 million. Our profit for 2003 determined in accordance with U.S. GAAP was significantly better than our results determined in accordance with Hong Kong GAAP principally due to the non-recognition under U.S. GAAP of the revaluation of fixed assets, which we recorded under Hong Kong GAAP in 2003.

Liquidity and Capital Resources

Overview

         Our primary sources of funding for both our working capital and our longer-term funding needs have been cash provided by operating activities, short-term bank loans and proceeds from the global offering, and our primary uses of funds have been capital expenditures and repayment of bank loans. Our capital expenditures declined significantly in 2002, 2003 and 2004 from the amounts spent in 2001, and the funding needs for both investing activities and operating activities in these periods have been met principally with cash inflows from operating activities. Net cash provided by financing activities declined from 2002 to 2004. This decline was further driven by a cash dividend distribution to China Netcom Group declared in 2003 and other payables in the amount of RMB 7,310 million in 2004. As a result, our cash and cash equivalents amounted to RMB 10,033 million as of December 31, 2004 as compared to RMB 6,283 million as of December 31, 2003, principally reflecting the net proceeds from the global offering of RMB 8,944 million.

         Our net current liabilities (calculated as current liabilities less current assets) decreased by RMB 18,012 million, or 26.0%, from RMB 69,379 million as of December 31, 2003 to RMB 51,367 million as of December 31, 2004. This decrease principally reflects:

         o a decrease of RMB 8,446 million in the current portion of long-term bank and other loans, principally resulting from the retention of certain debts by China Netcom Group upon the consummation of our restructuring;

         o    an increase of RMB 3,750 million in cash and cash equivalents;
              and

         o    a decrease of RMB 2,878 million in short-term bank loans.

         Our net current liabilities increased 34.9% from RMB 51,438 million as of December 31, 2002 to RMB 69,379 million as of December 31, 2003, reflecting:

         o an increase of RMB 7,967 million in cash dividend distributions payable to China Netcom Group; and

         o an increase of RMB 5,846 million in short-term bank loans as a result of our replacement of maturing long-term debt with short-term debt to lower financing costs.

         For more details, see "Liquidity and Capital Resources -- Net cash inflow/(outflow) from financing activities" below.

         Taking into account cash generated from operating activities, short-term and long-term bank loans and proceeds from the global offering, we believe that we have access to sufficient working capital for the next 12 months.

         The following table summarizes our cash flows for the periods indicated:


                                                                 For the Years Ended
                                                                     December 31,
                                                      ---------------------------------------
                                                        2002           2003             2004
                                                      --------        -------        --------
                                                                  (RMB in millions)
       Net cash inflow from operating activities..     23,928         25,332           26,870
       Net cash outflow for investing activities..    (25,922)       (27,001)
                                                                                     (21,707)
       Net cash inflow/(outflow) from financing
       activities.................................       1,734          1,262         (1,413)
                                                      --------        -------        --------
       Increase/(decrease) in cash and cash
       equivalents................................       (260)          (407)           3,750
                                                      ========        =======        =========

Net cash inflow from operating activities

         Our net cash inflow from operating activities was RMB 26,870 million in 2004, representing a slight increase of RMB 1,538 million, or 6.1%, from RMB 25,332 million in 2003, primarily reflecting:

         o an increase of RMB 899 million in our net cash flows generated from operations;

         o    an increase of RMB 924 million in the profits tax paid; and

         o an increase of RMB 253 million in the interest paid during 2004 as compared to 2003.

         Our net cash inflow from operating activities was RMB 23,928 million in 2002 and RMB 25,332 million in 2003. The increase of RMB 1,404 million from 2002 to 2003 primarily reflects:

         o an increase of RMB 254 million in our operating profit before working capital changes;

         o a decline of RMB 536 million in the amount of tax paid during 2003; and

         o a RMB 529 million increase in the year-on-year decrease in the amount of capital required to satisfy our working capital requirements, which was largely attributable to the increase in cash received from sales of prepaid telephone cards to RMB 9,790 million in 2003 from RMB 6,127 million in 2002.

         For more details, see Note 35(a) to our consolidated financial statements included elsewhere in this document.

         All of our operations in the PRC are conducted through our wholly foreign-owned subsidiary, CNC China. Our telecommunications businesses outside of the PRC are owned and conducted by Asia Netcom, our wholly owned subsidiary incorporated in Bermuda. Accordingly, our future cash flow will consist principally of dividends from our subsidiaries. Our ability to pay dividends depends substantially on the payment of dividends to us by CNC China. CNC China must follow the laws and regulations of the PRC and its articles of association in declaring and paying dividends to us. As a wholly foreign-owned enterprise in China, CNC China is required to provide for a reserve fund and staff and workers' bonus and welfare fund, each of which is allocated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC. CNC China is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital. Appropriations to the staff and workers' bonus and welfare fund, which are determined at the discretion of CNC China's directors, are charged as expenses on a when-incurred basis in the consolidated financial statements. During 2002 and 2003, CNC China did not make any contributions into these statutory funds as CNC China, on a stand-alone basis, incurred a net loss in each of these years. In 2004, CNC China made a contribution of RMB 723 million into the reserve fund. None of CNC China's contributions to these statutory funds may be used for dividend purposes. For more details, see "Item 8. Financial Information -- Dividend Policy".

Net cash outflow for investing activities

         Our net cash used in investing activities was RMB 25,922 million in 2002, RMB 27,001 million in 2003 and RMB 21,707 million in 2004, over 90% of which in each period was used to purchase fixed assets and fund construction in progress. Our cash outlays for capital expenditures amounted to RMB 25,814 million in 2002, RMB 28,528 million in 2003 and RMB 21,239 million in 2004. For more details, see "-- Capital expenditures" below.

         In 2004, we realized RMB 1,528 million in investments of from the sale of a portion of investments we had made primarily in 2001 and 2002 in short-term securities. In 2003 we realized RMB 1,195 million from the sale of a portion of investments we had made primarily in 2001 and 2002 in short-term securities, as well as RMB 735 million from the disposal of fixed assets.

         We must obtain approvals from the NDRC and the MII, and in some cases, the State Council for any government-funded project involving significant capital investment in our operations. In addition, approvals from the NDRC and the MII are required for investment projects concerning national security, such as the construction of domestic backbone transmission networks, international gateways, and other telecommunications infrastructure projects. For a more detailed description, see "Item 4. Information on the Company -- Regulation -- Capital Investment".

Net cash inflow/(outflow) from financing activities

         Our net cash inflow from financing activities was RMB 1,734 million in 2002, RMB 1,262 million in 2003 and a outflow of RMB 1,413 million in 2004. The outflow in 2004 primarily reflect:

         o net proceeds of RMB 8,944 million from the global offering, less related expenses of RMB 689 million;

         o    a payment of distribution to CNC Group of RMB 7,310 million;

         o    new bank loans amounting to RMB 50,194 million;

         o    repayment of bank loans amounting to RMB 51,818 million; and

         o equity distribution to CNC BVI of RMB 1,021 million, upon assignment of loan prior to the global offering. For more details, see Note 34(a) to the our consolidated financial statements.

         In 2003, our net cash inflow from financing activities was primarily due to the advance from China Netcom Group in the amount of RMB 4,750 million. In 2002, our primary source of funding in 2002 was our net borrowings in bank loans (defined as proceeds received from bank loans minus cash repayments), which yielded net proceeds of RMB 5,287 million, which were partially offset by our net distributions to China Netcom Group (defined as cash distributions to China Netcom Group minus China Netcom Group's contributions), which were RMB 3,465 million in 2002.

         Our indebtedness as of the dates indicated was as follows:


                                                                 As of December 31,
                                                                 ------------------
                                                         2002            2003           2004
                                                        ------         -------        ---------
                                                                  (RMB in millions)
         Short-term bank loans.....................     26,371         32,217           29,339
         Current portion of long-term debt.........     14,089         15,716            7,270
         Long-term debt, net of current portion....     29,480         22,309           21,861
           Total...................................     69,940         70,242           58,470

         Our total indebtedness as of December 31, 2004 amounted to RMB 58,470 million, representing a decrease of RMB 11,772 million, or 16.8%, from RMB 70,242 million as of December 31, 2003. As a result, our interest expenses were reduced during this period.

         We have also increasingly taken advantage of significantly lower interest rates on short-term bank loans to lower financing costs on our capital expenditures. The benchmark rates from banks in China were lowered in February 2002. In addition, historically we received a 10% discount off these benchmark rates on many of our loans, which is the most preferred discount permitted by the People's Bank of China to be offered by these banks. While historically the amount of our long-term debt exceeded the amount of our short-term debt, our short-term debt (including the current portion of long-term debt) as of December 31, 2004 accounted for 62.6% of our total debt and exceeded our long-term debt by RMB 14,748 million. See also "-- Market Risk and Risk Management -- Interest rate risk" for details on the interest rates and maturities of our borrowings. Although, in our experience, a substantial portion of our short-term borrowings is rolled over upon maturity and these borrowings have been, in the past, a stable source of funding, our ability to timely rollover, extend or refinance our short-term debt and the cost of such refinancing is dependent upon numerous factors, such as the political, economic and other conditions in China, our financial and operating conditions, the assessment by the banks of our credit rating, the availability of credit from banks or lenders, and conditions in the financial markets.

         Our secured long-term loans were RMB 2,343 million as of December 31, 2004. These loans were secured by:

         o    certain fixed assets amounting to RMB 22 million;

         o RMB 1,888 million in corporate guarantees granted by China Netcom Group; and

         o RMB 452 million in corporate guarantees granted by third parties.

         As of December 31, 2004, our available and unused credit facilities amounted to RMB 13,590 million.

         Our ability to obtain adequate financing to satisfy our capital expenditure and debt service requirements may be limited by our financial condition and results of operations and the liquidity of international and domestic financial markets. Any failure by us to achieve timely rollover, extension or refinancing of our short-term debt may result in our inability to meet our obligations in connection with debt service, accounts payable and/or other liabilities when they become due and payable. For more details, see "Risk Factors -- Risk Relating to Our Business -- We rely substantially on short-term borrowings and our inability to obtain sufficient funding may adversely affect our liquidity and financial condition".

         In addition, prior to accessing international capital markets, we may be required to obtain approval from some or all of a number of government authorities depending on the type of international financing raised, including the State Council, the MII, the State-Owned Assets Supervision and Administration Commission, the China Securities Regulatory Commission and the NDRC. See "Item 4. Information on the Company -- Regulation -- Accessing International Capital Markets".

Contractual obligations and commitments, including off-balance sheet arrangements

         The following table sets forth information regarding our aggregate payment obligations in future years of the contractual obligations and commercial commitments that we had as of December 31, 2004.


                                                  Payments Due in the Period
                                 -------------------------------------------------------------
                                  Total       2005        2006      2007          2008    2009  Thereafter
                                 -------     ------      ------   -------        ------- -----  ----------
                                                             (RMB in millions)
Short-term debt................. 29,339      29,339          --        --            --     --          --
Short-term capacity purchase
payable.........................    145         145          --        --            --     --          --
Long-term debt(1)............... 30,153       7,624       7,709    10,125           882    933       2,880
Operating lease commitments.....  3,432         793         425       334           190    180       1,510
Capital commitments.............  2,813       2,507         294        12            --     --          --
                                 -------     ------      ------   -------        ------- -----       -----
  Total contractual cash
obligations..................... 65,882      40,408       8,428    10,471         1,072  1,113       4,390
                                 =======     ======      ======   =======        ======= =====       =====
Guarantees......................     63          63          --        --            --     --          --
                                 -------     ------      ------   -------        ------- -----       -----
  Total commercial commitments..     63          63          --        --            --     --          --
                                 =======     ======      ======   =======        ======= =====       =====

------------------

(1) The amounts shown include interest payable on our long-term debt.

         We have entered into certain foreign currency exchange forward contracts with banks, which are non-speculative and used as hedges of certain of our borrowings that are denominated in foreign currencies. The foreign currency exchange forward contracts and respective payable balances are included in other non-current liabilities and disclosed in the section entitled "-- Market Risk and Risk Management -- Foreign exchange rate risk".

Capital expenditures

         The following table sets forth our actual and planned total capital expenditure requirements for the periods indicated:


                                                                                     Capital
                                                                                  Expenditures
                                                                                  -------------
                                                                                     (RMB in millions)
         2002..............................................................          25,814
         2003..............................................................          28,528
         2004..............................................................          21,239
         2005 (Planned)....................................................          21,400
         2006 (Planned)....................................................          21,400

         Historically, most of our capital expenditures were budgeted for the improvement of our networks and related equipment. In particular, capital expenditures related to our local access, switching, data and transport networks each accounted for a significant percentage of our total capital expenditures. Expenditures for other projects were mainly related to investments in facilities to house our telecommunications equipment and other facilities. Our total capital expenditure requirements in 2002, 2003 and 2004 were substantially lower than those in 2001 as we focused on controlling our capital expenditure levels by improving our network efficiency and developing new products and services to better utilize our existing networks.

         Capital expenditures in 2004 for our operations were RMB 21,239 million. The major components of our capital investment for 2004 were:

         o continued improvement and expansion of our data networks to support our broadband services;

         o    capital investments in our switching and transport networks; and

         o selective capital investments to further roll out local access networks in our northern and southern service regions and PHS in communications-intensive areas in our northern service regions.

         In 2005 and 2006, we will continue to focus on controlling our capital expenditure levels and improving our network efficiency. We anticipate that our capital expenditures in these periods will mainly relate to further rollout of our broadband services, local access networks and transport and switching networks.

         Our capital expenditure estimates are subject to uncertainty and actual capital expenditures in future periods may differ significantly from these estimates. Many factors could cause changes to the timing, amounts and nature of our capital expenditures, including overall economic environment, customer demand, utilization rate of our network resources, technological advances, and other relevant factors.

         We may enter into new telecommunications businesses in the future, which may require additional capital expenditures. In addition, in estimating our future capital expenditures we have assumed that we will not become subject to any universal service obligations or other similar requirements. In the event that any such requirements for which China Netcom Group is not obligated to, or does not compensate us, our capital expenditures in future periods would likely be higher. See "Risk Factors -- Risks Relating to the PRC Telecommunications Industry -- The PRC government may require major operators, including us, to provide universal services with specified obligations, and we may not be compensated adequately for providing such services".

Capital resources

         We expect to fund our capital expenditure needs with a combination of cash generated from operating activities, short-term and long-term bank loans and net proceeds from the global offering. We believe that we will have sufficient capital resources to satisfy our capital expenditure requirements in the foreseeable future periods.

Reconciliation of Hong Kong GAAP and U.S. GAAP

         Our consolidated financial statements have been prepared in accordance with Hong Kong GAAP, which differs significantly in certain respects from U.S. GAAP. Differences between Hong Kong GAAP and U.S. GAAP may have significant impact on our consolidated net profit/(loss) and shareholders' equity. For example, U.S. GAAP requires fixed assets to be recorded at cost less impairment while Hong Kong GAAP allows as providing an appropriate basis for restating the depreciable asset base revaluation of the fixed assets other than impairment situation. Consequently, under U.S. GAAP there was no charge to income in 2003 resulting from the revaluation of our fixed assets in the amount of RMB 25,778 million in 2003. Thus, in future periods we expect our depreciation and amortization expense as reported in accordance with U.S. GAAP to be significantly higher than as reported in our financial statements prepared in accordance with Hong Kong GAAP.

         We have summarized these differences and their effect on our shareholders' equity as of December 31, 2002, 2003 and 2004 and the results of our operations for each of the years ended December 31, 2002, 2003 and 2004 in
Note 41 to our consolidated financial statements included elsewhere in this document. These differences relate primarily to the treatment of the revaluation of fixed assets, and deferred tax.

         The effect on net profit/(loss) of differences between Hong Kong GAAP and U.S. GAAP for the years ended December 31, 2002, 2003 and 2004 is as set forth in the following table.

                                                           For the Years Ended December 31,
                                                          ---------------------------------
                                                           2002        2003         2004
                                                           ----        ----         ----
                                                                   (RMB in millions)
       Net profit/(loss) under Hong Kong GAAP.........    6,520      (11,111)      9,248
       U.S. GAAP adjustments..........................      (46)      17,271      (2,352)
                                                          ------      ------       -----
       Net profit/(loss) under U.S. GAAP..............    6,474        6,160       6,896

         The effect on shareholders' equity of differences between Hong Kong GAAP and U.S. GAAP as of December 31, 2002, 2003 and 2004 is as set forth in the following table.


                                                                          As of December 31,
                                                                          ------------------
                                                                 2002            2003            2004
                                                                ------          ------          ------
                                                                          (RMB in millions)
       Owners' equity under Hong Kong GAAP..........            62,213          43,376          55,165
       U.S. GAAP adjustments........................            (2,651)         12,624          13,075
                                                                ------          ------          ------
       Owners' equity under U.S. GAAP...............            59,562          56,000          68,240

Pro Forma Adjustments and Their Financial Impact

         The unaudited pro forma consolidated financial information reflects the effects of our restructurings that are (i) directly attributable to the restructuring transactions, (ii) expected to have a continuing impact on us and (iii) factually supportable. We believe that these transactions will have an impact on our overall results of operations, and that a pro forma presentation reflecting these transactions as if they occurred on January 1, 2004 is necessary to supplement our consolidated financial information. The expected effects of certain arrangements, such as the Interconnection Settlement Agreement, Property Sub-Leasing Agreement, Master Services Sharing Agreement, Engineering and Information Technology Services Agreement, Materials Procurement Agreement, Ancillary Telecommunications Services Agreement and Support Services Agreement entered into between China Netcom Group and us, are not reflected in the unaudited pro forma consolidated financial information because the effects of such changes do not result in any material impact to our results of the operations or because of a lack of sufficient historical data.

         While the unaudited pro forma consolidated financial information is helpful in showing the financial characteristics as if the events had occurred at a certain date, it is not intended to show how we would have actually performed if the events had in fact occurred on the dates assumed or to project the results of operations or financial position for any future date or period. We have included in the unaudited pro forma consolidated statements of operations all the adjustments necessary for a fair presentation of the financial position and operating results in the historical periods. If the occurrence of the events differs from our assumptions and expectations, the actual consolidated financial position and results of operations may differ significantly from the unaudited pro forma amounts reflected below.


                                                                       For the Year Ended December 31 2004
                                                                  ------------------------------------------
                                                                    Historical     Adjustments     Pro Forma
                                                                  ------------    ------------   ------------
                                                                               (RMB in millions)
         Revenues.............................................       64,922           (489)          64,433
         Operating expenses...................................      (49,486)           801          (48,685)
         Operating profit before interest income, dividend                             312           15,748
           income and deficit on revaluation of fixed assets..       15,436
         Profit for the period................................        9,248            753           10,001

Distribution of distributed assets and liabilities and related party transactions

         The restructuring in anticipation of our global offering was consummated on June 30, 2004. The pro forma adjustments to our income statements reflect the exclusion of results of operations attributable to the Distributed Assets and Liabilities for the year ended December 31, 2003 and for the six months ended June 30, 2004, including:

         o a reduction of RMB 745 million in the depreciation charges associated with fixed assets that were distributed;

         o a reduction of RMB 268 million in network, operations and support expenses, net of additional property and telecommunications facilities leasing charges;

         o    a reduction of RMB 107 million in staff costs;

         o an increase of RMB 319 million in selling, general and administrative expenses, and other operating expenses attributable to the Distributed Assets and Liabilities, primarily reflecting additional rental charges payable to China Netcom Group as a result of the Restructuring;

         o a reduction of RMB 6 million in net income as a result of the distribution of investments and interests in associated companies; and

         o a reduction of RMB 400 million in finance costs, primarily reflecting distributions of interest-bearing loans to China Netcom Group in connection with the Restructuring.

         The pro forma adjustments above reflect the estimated effects of:

         o entering into the leases between China Netcom Group for buildings and other properties, as well as the inter-provincial fiber-optic cables within our northern and southern service regions pursuant to the Property Leasing Agreement and the Telecommunication Facilities Leasing Agreement; and

         o the effects of the Management Services Agreement and our purchases and leases of certain capacity from the China Netcom Group pursuant to a Capacity Purchase Agreement and a Capacity Lease Agreement.

         Our revenues, interest and dividend income would have decreased by RMB 496 million in 2004, and our operating expenses, finance costs and share losses from associated companies would have been reduced by RMB 1,202 million in 2004.

Tax effect

         The pro forma adjustments reflect the tax effect of the above pro forma adjustments using the tax rate of 33%, the enterprise income tax rate in China, and other applicable statutory tax rates in other jurisdictions in which we operate, as a result of which our taxation expense would have been reduced by RMB 158 million in 2004.

         As a result of the foregoing pro forma adjustments, for the year ended December 31, 2004:

         o our revenues would have decreased by RMB 489 million, or 0.8%, from RMB 64,922 million on a historical basis to RMB 64,433 million on a pro forma basis under Hong Kong GAAP; and

         o our net profit for the period would have increased by RMB 753 million, or 8.0%, from RMB 9,248 million on a historical basis to RMB 10,001 million on a pro forma basis under Hong Kong GAAP.

         For the year ended December 31, 2003:

         o our revenues would have increased by RMB 123 million, or 0.2%, from RMB 59,898 million on a historical basis to RMB 60,021 million on a pro forma basis under Hong Kong GAAP; and

         o our net loss for the year would have decreased by RMB 2,740 million, or 24.7%, from a net loss of RMB 11,111 million on a historical basis to a net loss of RMB 8,371 million on a pro forma basis under Hong Kong GAAP.

Critical Accounting Policies

         We have prepared the consolidated financial statements in accordance with Hong Kong GAAP, and the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants. Hong Kong GAAP and the Hong Kong Financial Reporting Standards require us to adopt accounting policies and make estimates and assumptions in the preparation of these financial statements. When we make these estimates and assumptions, we base our estimates on historical experience and are required to make judgments about matters that are inherently uncertain. Accordingly, the reported financial position and results of operations are sensitive to these estimates and assumptions, and actual results may differ from those estimates as facts, circumstances and conditions change. Our principal accounting policies are set out in detail in Note 3 to our consolidated financial statements included elsewhere in this document. The following sections discuss the accounting policies which involve the most significant estimates and judgments made in the preparation of our consolidated financial statements.

Depreciation of fixed assets

         We depreciate our fixed assets at rates sufficient to write off their costs or revalued amounts less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. We review the useful lives periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of economic benefits from fixed assets. We estimate the useful lives of the fixed assets based on our historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense in the future periods will change if there are significant changes from previous estimates.

Revaluation of fixed assets

         Our fixed assets were revalued as of December 31, 2003 on a depreciated replacement cost basis. Apart from land and buildings, which are carried at cost, fixed assets are carried at the revalued amounts, being the fair value at the date of revaluation, less subsequent accumulated depreciation and impairment losses. Revaluations are performed at intervals of not more than three years by independent valuers and, in each of the intervening years, valuations are undertaken by professionally qualified executives employed by us. If the revalued amounts differ significantly from the carrying amounts of the fixed assets in the future, the carrying amounts will be adjusted to the revalued amounts. This will have an impact on our future results, since any subsequent decreases in valuation are first set off against increases on earlier valuations in respect of the same item and thereafter are charged as expense to the income statement and any subsequent increases are credited as income to the income statement up to the amount previously charged. In addition, the depreciation expense in future periods will change as the carrying amounts of the fixed assets change as a result of the revaluation.

         Our fixed assets were previously carried at cost less accumulated depreciation. The above accounting policy was changed in 2003 and was not applied retrospectively because such valuation of our fixed assets in 2001 or 2002 would require us to incur significant expense and devote extraordinary time to carry out.

Impairment of non-current assets

         At each balance sheet date, we consider both internal and external sources of information to assess where there is any indication that non-current assets, including fixed assets, are impaired. If any such indication exists, the recoverable amount of the asset is estimated and an impairment loss is recognized to reduce the carrying amount of the asset to its recoverable amount. Estimated recoverable amounts are determined based on estimated discounted future cash flows of the cash-generating unit at the lowest level to which the asset belongs. The recoverable amount is the higher of value in use or net selling price. Such impairment losses are recognized in the income statement, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve. Accordingly, there will be an impact to our future results if there is a significant change of the recoverable amounts of our non-current assets.

Revenue recognition for upfront connection and installation fees

         We defer the recognition of upfront customer connection and installation fees and amortize them over the expected customer relationship period of ten years. The related direct incremental installation costs are deferred and amortized over the same expected customer relationship period of ten years, except when the direct incremental costs exceed the corresponding installation fees. The excess of the direct incremental costs over the corresponding installation fees, if any, are immediately amortized as expenses to the income statement. We estimate the expected customer relationship period based on our historical customer retention experience and factoring in the expected level of future competition, the risk of technological or functional obsolescence to our services, technological innovation, and the expected changes in the regulatory and social environment. If our estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of our deferred revenues may change for future periods.

Recognition of revenues and costs under PHS bundled service contracts

         We provide PHS services, which is an extension of the local wireline telecommunications service, to our customers. Promotional packages comprising the bundled provision of PHS services and the provision of handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period of time in order to receive a free handset. The total revenues received or receivable and the cost of handsets provided to customers, as well as the related commissions paid to distributors under the promotional arrangements, are deferred and amortized as revenues and costs, respectively, to the income statement on a systematic basis to match the pattern of usage of the related service over the contract period. If the pattern of the usage of the PHS services by our customers changes in the future, the amortization period of the revenues and costs will change accordingly, which will have an impact to our future results.

Provision for doubtful debts

         We maintain an allowance for doubtful debts for estimated losses resulting from the inability of our customers to make the required payments. We make our estimates based on the aging of our accounts receivable balance, customer creditworthiness, and historical write-off experience. If the financial condition of our customers were to deteriorate, actual write-offs might be higher than expected, we would be required to revise the basis of making the allowance and our future results would be affected.

Inflation

         According to the China Statistical Bureau, China's overall national inflation rate, as represented by the general consumer price index, was approximately, -0.8% in 2002, 1.2% in 2003 and 3.9% in 2004. Inflation or deflation has not had a significant impact on our results of operations in recent years.

Market Risk and Risk Management

         Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments we hold or have issued, all of which were for purposes other than trading purposes. In the normal course of business, we are routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-Renminbi denominated assets and liabilities.

Foreign exchange rate risk

         We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully convertible currency. Although the Renminbi to United States dollar exchange rate has been relatively stable since 1994, fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars (which are pegged to the U.S. dollar), of our net assets, earnings and any declared dividends. For a detailed description of the unitary managed floating rate system used by the PRC government to set foreign exchange rates, see "Key Information -- Selected Financial Data -- Exchange Rate Information".

         We are exposed to foreign currency risk primarily as a result of our foreign currency borrowings for past purchases of telecommunications equipment from overseas suppliers. In addition, we receive some of our revenues from our international operations and pay related expenses in foreign currencies. As a result, our foreign currency exposure relates to our foreign currency-denominated debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies.

         We have, in the past, entered into currency swap agreements and foreign exchange forward contracts designed to mitigate our exposure to foreign currency risks and may continue to do so in the future.

         The following table provides information regarding our foreign currency-sensitive financial instruments and transactions, which consist of cash and cash equivalents, short-term and long-term debt obligations capital commitments and foreign currency forward exchange contracts, as of December 31, 2004, and the expected maturity profile of these debt obligations and capital commitments.


                                                              Expected Maturity
                                       -------------------------------------------------------------------------------
                                                                                                                Fair
                                        2005     2006     2007     2008     2009     Thereafter      Total     Value
                                       ------   -----    -----    ------   ------    ----------      ------   --------
                                                   (RMB equivalent in millions, except interest rates)
Assets:
  Cash and cash equivalents.....
      U.S. dollars..............        2,282       --       --       --                   --         2,282      2,282
      HK dollars................        5,719       --       --       --                   --         5,719      5,719
      Taiwan dollars............           89       --       --       --                   --            89         89
Liabilities:
  U.S. dollar-denominated loans.            -        -        -        -        -           -             -          -
     Fixed rate.................          506      141       40       52       36         494         1,269      1,182
     Average rate...............        4.35%    4.01%    2.67%    2.04%    2.92%           -         3.68%          -
     Variable rate..............          149        -      186      497      559          11         1,402      1,392
     Average rate(1)............        4.18%        -    4.67%    4.67%    4.67%           -         4.58%          -
  Euro-denominated loans........            -        -        -        -        -           -             -          -
     Fixed rate.................           31       31       31       32       32         226           383        277
     Average rate...............        2.14%    2.14%    2.14%    2.14%    2.14%        2.43%        2.31%          -
     Variable rate..............            -        -        -        -        -           -             -          -
     Average rate(1)............            -        -        -        -        -           -             -          -
  Japanese yen-denominated loans            -        -        -        -        -           -             -          -
     Fixed rate.................           26       25       25       24       25         310           435        446
     Average rate...............        2.56%    2.56%    2.56%    2.56%    2.56%        2.56%        2.56%          -
     Variable rate..............           45       45       45       45       45         200           425        405
     Average rate(1).....               2.12%    2.12%    2.12%    2.12%    2.12%        2.12%        2.12%          -
Pay US$/receive Euro
Contract amount.................           25       24        -        -        -           -            49         58
Average contractual rate........         1.15     1.15        -        -        -           -          1.15          -
Receive US$/pay Euro
Contract amount.................           25       25        -        -        -           -            50         58
Average contractual rate........         1.17     1.17        -        -        -           -          1.17          -
Receive Japanese yen/pay US$
Contract amount.................           30       30       29       29       28         256           402         65
Average contractual rate........        77.44    77.45    77.47    77.48    77.50       77.70          77.62         -

-------------------

(1) The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2004.

Interest Rate Risk

         The People's Bank of China has the sole authority in China to establish the official interest rates for Renminbi-denominated loans. Financial institutions in China set their effective interest rates within the range established by the People's Bank of China. Interest rates and payment methods on loans denominated in foreign currencies are set by financial institutions based on interest rate changes in the international financial market, cost of funds, risk levels and other factors.

         We are subject to market risks due to fluctuations in interest rates on our debt. The majority of our debt is in the form of bank loans from banks in China. Increases in interest rates will increase the cost of new borrowing and the interest expense with respect to outstanding variable rate debt. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments.

         The following table provides information regarding our interest rate-sensitive financial instruments, which consist of short-term and long-term debt obligations as well as the expected maturity profile of such obligations.


                                                     Expected Maturity
                             --------------------------------------------------------------------------------
                                                                                                        Fair
                               2005       2006     2007       2008      2009    Thereafter  Total      Value
                             --------    ------   ------    -------    ------   ----------  ------    -------
                                           (RMB equivalent in millions, except interest rates)

Liabilities:
RMB-denominated loans..
  Fixed rate...........        16,445        -         -         -          -           -   16,445     31,170
  Average rate.........         4.82%        -         -         -      0.00%           -    4.82%          -
  Variable rate........        19,197    6,308     9.123       400          -       1,523   36,551     19,672
  Average rate.........         4.87%    4.96%     5.00%     6.12%          -       5.43%    4.95%          -
U.S. dollar-denominated
loans                               -        -         -         -          -           -        -         --
  Fixed rate...........           506      141        40        52         36         494    1,269      1,182
  Average rate.........         4.35%    4.01%     2.67%     2.04%      2.92%           -    3.68%          -
  Variable rate........           149        -       186       497        559          11    1,402      1,392
  Average rate.........         4.18%        -     4.67%     4.67%      4.67%           -    4.58%          -
Euro-denominated loans.             -        -         -         -          -           -        -          -
  Fixed rate...........            31       31        31        32         32         226      383        277
  Average rate.........         2.14%    2.14%     2.14%     2.14%      2.14%        2.43%   2.31%          -
  Variable rate........             -        -         -         -          -           -        -          -
  Average rate.........             -        -         -         -          -           -        -          -
Japanese yen-denominated            -
loans..................             -        -         -         -          -           -        -          -
  Fixed rate...........            26       25        25        24         25         310      435        446
  Average rate.........         2.56%    2.56%     2.56%     2.56%      2.56%       2.56%    2.56%        -
  Variable rate........            45       45        45        45         45         200      425        405
  Average rate.........         2.12%    2.12%     2.12%     2.12%      2.12%       2.12%    2.12%          -


-------------------

(1) The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2004.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

         In accordance with Hong Kong law and our articles of association, members of our board of directors are elected by our shareholders. Our board of directors consists of 13 members, including five independent non-executive directors.

         The following table sets forth certain information about our directors, each of whom were duly elected and will retire from office at an annual general meeting by rotation every three years (but will be eligible for re-election at such annual general meeting), executive officers and joint company secretaries.


                Name                           Age                  Positions
   -------------------------                  ----       ---------------------------------------------
   Zhang Chunjiang........................     46        Chairman and Executive Director
   Edward Tian Suning.....................     41        Vice Chairman, Executive Director and Chief
                                                         Executive Officer
   Zhang Xiaotie..........................     52        Executive Director and Joint Company Secretary
   Miao Jianhua...........................     53        Executive Director
   Jiang Weiping..........................     53        Non-Executive Director
   Li Liming..............................     54        Non-Executive Director
   Keith Rupert Murdoch...................     74        Non-Executive Director
   Yan Yixun..............................     66        Non-Executive Director
   John Lawson Thornton...................     51        Independent Non-Executive Director
   Victor Cha Mou Zing....................     54        Independent Non-Executive Director
   Qian Yingyi............................     48        Independent Non-Executive Director
   Hou Ziqiang............................     67        Independent Non-Executive Director
   Timpson Chung Shui Ming................     53        Independent Non-Executive Director
   Zuo Xunsheng...........................     54        Senior Vice President
   Pei Aihua..............................     54        Senior Vice President
   Zhang Changsheng.......................     57        Senior Vice President
   Zhao Jidong............................     54        Senior Vice President
   Fan Xingcha............................     39        Chief Financial Officer
   Li Fushen..............................     42        Controller
   Oliver E Lixin.........................     38        Joint Company Secretary


Directors, Executive Officers and Joint Company Secretaries

Directors

         Zhang Chunjiang, 46, Chairman and Executive Director, has served as a Director since June 2004. He has also served as Chairman of China Netcom (Group) Company Limited since September 2004 and President of China Netcom Group since May 2003. He has also served as a non-executive director of PCCW Limited of Hong Kong since April 2005. Prior to joining China Netcom Group, Mr. Zhang served as Deputy Minister of the MII and was one of the most senior regulatory officials in the PRC telecommunications industry from December 1999 to May 2003. From August 1993 to December 1999, Mr. Zhang held a series of senior-level positions at the former Liaoning Provincial Posts and Telecommunications Bureau, the former Ministry of Posts and Telecommunications, or the MPT, and the MII, including serving as the Deputy Director of the former Liaoning Provincial Posts and Telecommunications Administration, Director of Mobile Telecommunications Administration of the MPT and Director of Telecommunications Administration of the MII. Mr. Zhang is a senior engineer and has extensive experience in telecommunications management, operations and technology. Mr. Zhang graduated from the Beijing University of Posts and Telecommunications in 1982 with a bachelor's degree in telecommunications.

         Dr. Edward Tian Suning, 41, Vice Chairman, Executive Director and Chief Executive Officer, has served as a Director since 2000. He has also served as Vice President of China Netcom Communications Group Corporation since April 2002. Since 1999, he has served as Chief Executive Officer of China Netcom (Holdings) Company Limited and the Company. Since October 2002, Dr. Tian has served as a director of China Netcom Corporation International Limited, and has also served as Chief Executive Officer and director of Asia Netcom Corporation Limited since March 2003 and October 2003, respectively. Dr. Tian has served as a director of China Netcom (Group) Company Limited since 2001. He has also served as Vice Chairman and a non-executive director of PCCW Limited since April 2005. Dr. Tian is also a director of AsiaInfo Holdings Inc., a Nasdaq-listed company, and an independent director of TCL Corporation, a company listed on Shenzhen Stock Exchange. Dr. Tian was once a director of Trend Micro Inc., a company listed on the Tokyo Stock Exchange. Prior to joining China Netcom (Holdings) Company Limited, Dr. Tian was the co-founder and Chief Executive Officer of AsiaInfo Holdings Inc., a Nasdaq-listed company providing software and networking solutions in China. Dr. Tian has extensive experience and knowledge in the telecommunications and IT industry management and financing. Dr. Tian received a Ph.D. in natural resources management from Texas Tech University in 1992, an M.S. degree in ecology from the Graduate School of the Chinese Academy of Sciences in 1988, and a B.S. degree in environmental biology from Liaoning University in 1985.

         Zhang Xiaotie, 52, Executive Director and Joint Company Secretary, has served as a Director since October 2004. He has also served as a director of China Netcom (Group) Company Limited since September 2004 and Vice President of China Netcom Group since July 2003. From June 2002 to July 2003, Mr. Zhang also served as Assistant to President, General Manager of Planning and Finance Department of China Netcom Group. Before joining China Netcom Group, Mr. Zhang held a series of senior-level positions at the former MPT, the MII and Beijing Administration of Telecommunications. Mr. Zhang graduated from the School of Economics and Management of Tsinghua University with an M.S. degree.

         Miao Jianhua, 53, Executive Director, has served as a Director since October 2004. He has also served as a director of China Netcom (Group) Company Limited since September 2004 and Assistant to President of China Netcom Group since September 2003. Since June 2002, Mr. Miao has served as the General Manager of the Human Resources Department of China Netcom Group. Before joining China Netcom Group, Mr. Miao served as Director of the Inspection Bureau of the former MPT and the MII from 1997 to early 2002, and held senior-level positions at the former Jilin Provincial Administration of Posts and Telecommunications prior to June 1997. He graduated from the Australian National University with a master's degree in management.

         Jiang Weiping, 53, Non-Executive Director, has served as a Director since October 2004. He has also served as a director of China Netcom (Group) Company Limited since September 2004 and Assistant to the President of China Netcom Group since July 2004. From May 2000 to July 2004, Mr. Jiang served as General Manager in each of Liaoning Communications Company and the former Liaoning Telecommunications Company. From August 1984 to May 2000, he held a series of senior-level positions in the Liaoning Provincial Administration of Posts and Telecommunications, including Deputy Director and Director from August 1993 to May 2000. Mr. Jiang graduated from the Harbin Institute of Technology with a bachelor's degree in radio communications.

         Li Liming, 54, Non-Executive Director, has served as a Director since October 2004. She has also served as a director of China Netcom (Group) Company Limited since September 2004 and Deputy General Manager of Human Resources Department of China Netcom Group from July 2003 to August 2004. Before joining China Netcom Group, Ms. Li held a series of senior-level positions at Jitong Network Communications Company Limited from November 1994 to July 2003. Ms. Li graduated from the Radio Department of Tsinghua University with a bachelor's degree in semiconductor devices.

         Keith Rupert Murdoch, 74, Non-Executive Director, previously served as a Director from 2001 to June 30, 2004. He agreed to serve again as a Director and began his current term since October 2004. He is Chairman and Chief officer of News Corporation , a diversified international media and entertainment company. Mr. Murdoch received on M.A. in economics from Oxford University in 1953.

         Yan Yixun, 66, Non-Executive Director, has served as a Director since 2001. He has also served as a director of China Netcom (Group) Company Limited since September 2004. He is a member of the Standing Committee of the Tenth National People's Congress and also the deputy director and a member of the Finance and Economics Committee of the Tenth National People's Congress. From December 1992 to November 2000, he served as Vice Chairman of the Chinese Academy of Sciences, prior to that he served as Director of Shanghai Technical Physics Research Institute. Mr. Yan received an M.S. from the Institute of Electronics of the Chinese Academy of Sciences and an M.S. degree in micro-electronics and a B.S. degree in electronic appliances from Tsinghua University.

         John Lawson Thornton, 51, Independent Non-Executive Director, has served as a Director since October 2004. He is a professor and director of Global Leadership Project at Tsinghua University in Beijing. Prior to July 1, 2003, Mr. Thornton served as President and co-Chief Operating Officer of Goldman, Sachs & Co. and as a member of its Board of Directors. Mr. Thornton is a director of Ford Motor Company, News Corporation Limited, Intel Corporation and the Pacific Century Group, Inc. Mr. Thornton received an M.P.P.M. from the Yale School of Management in 1980, a B.A./M.A. in jurisprudence from Oxford University in 1978 and an A.B. in history from Harvard College in 1976.

         Victor Cha Mou Zing, 54, Independent Non-Executive Director, has served as a Director since October 2004. Since September 2001, Mr. Cha has been the Managing Director of HKR International Limited, a company listed on the Stock Exchange of Hong Kong. He is also a member of the Chinese People's Political Consultative Committee of Zhejiang Province and a council member of the Hong Kong Polytechnic University and the Hong Kong Institute of Education. Mr. Cha graduated from Stanford University with a M.B.A. degree in business administration and University of Wisconsin with a B.S. degree in economics.

         Dr. Qian Yingyi, 48, Independent Non-Executive Director, has served as a Director since October 2004. He is also a professor of Economics at the University of California, Berkeley. Since 2002, Dr. Qian has been a special-term professor in the School of Economics and Management at Tsinghua University and a visiting professor in the School of Economics at Peking University. Before joining the Berkeley faculty in 2001, Dr. Qian taught in the Department of Economics at Stanford University between 1990 and 1999 and in the Department of Economics at the University of Maryland. In 1990, Dr. Qian received his Ph.D. in Economics from Harvard University, after receiving an M.Phil. in Management Science/Operations Research from Yale University and an M.A. in Statistics from Columbia University. In 1981, Dr. Qian graduated from Tsinghua University in Beijing with a B.S. degree in mathematics.

         Hou Ziqiang, 67, Independent Non-Executive Director, has served as a Director since October 2004. He is also an independent non-executive director of Varitronix International Limited since March 2005. Mr. Hou founded China Kejian Company Limited in 1984. From 1993 to 1997, Mr. Hou was Director of the Institute of Acoustics of the Chinese Academy of Sciences. From 1988 to 1993, Mr. Hou was Secretary General of the Chinese Academy of Sciences. Mr. Hou graduated from Peking University in 1958 with a bachelor's degree in physics.

         Timpson Chung Shui Ming, G.B.S., J.P., 53, Independent Non-Executive Director, has served as a Director since October 2004. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is an executive director and chief executive officer of Shimao China Holdings Limited and also an independent non-executive director of Stockmartnet Holdings Ltd., Hantec Investment Holdings Limited, Tai Shing International (Holdings) Limited and Glorious Sun Enterprises Limited. In addition, Mr. Chung is a member of the National Committee of the 10th Chinese People's Political Consultative Conference, the deputy chairman of the council of the City University of Hong Kong, a member of the Hong Kong Housing Authority and a court member of the University of Hong Kong. In the last three years, he was a director of Extrawell Pharmaceutical Holdings Limited and China Rich Holdings Limited and was the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Hong Kong Special Administrative Region Government Land Fund Advisory Committee, a member of the managing board of the Kowloon-Canton Railway Corporation and the Chairman of its Property Development Committee, and a member of the Disaster Relief Fund Advisory Committee. Mr. Chung obtained a B.S. degree from the University of Hong Kong and a master's degree of business administration from the Chinese University of Hong Kong.

Executive Officers

         Dr. Edward Tian Suning, 41, Vice Chairman, Executive Director and Chief Executive Officer.

         Zuo Xunsheng, 54, has served as Senior Vice President since July 2004, and is responsible for marketing operations and network operation and maintenance. He has also served as Vice President of China Netcom Group since April 2002. Before joining China Netcom Group, Mr. Zuo was President of the former Shandong Telecommunications Company from May 2000 to April 2002. From October 1997 to May 2000, Mr. Zuo served as Director of the former Posts and Telecommunications Bureau of Shandong Province. From 1988 to 1997, Mr. Zuo held senior-level positions as Deputy Director and Director in the former Bureau of Telecommunications of Jinan City.

         Pei Aihua, 54, has served as Senior Vice President since July 2004, and is responsible for new technology and network planning and construction. He has also served as Vice President of China Netcom Group since April 2002. Before joining China Netcom Group, he was Deputy General Manager of the former Beijing Telecommunications Company from July 2001 to April 2002, General Manager of Sichuan Provincial Telecommunications Company from July 2000 to July 2001, and Deputy Director of the former China General Bureau of Posts and Telecommunications from June 1997 to June 2000. He graduated with a master's degree in information and communication management jointly sponsored by the Management School of Fudan University and the Norway Management School. He graduated from Changchun Optical Precision Machinery College with a master's degree in photo electronics and physical electronics in 1993 and Beijing School of Post and Telecommunications in microwave technology in 1976.

         Zhang Changsheng, 57, has served as Senior Vice President since July 2004, and is responsible for legal, general and corporate information matters. He has also served as Vice President of China Netcom Group since February 2003. Before joining China Netcom Group, Mr. Zhang served as Assistant to Governor and Secretary General at the Jiangsu Provincial Government from October 1995 to February 2003. From July 1988 to October 1995, he held a series of high level positions in the Ministry of Personnel. He graduated from the Military School of the People's Liberation Army in 1981.

         Zhao Jidong, 54, has served as Senior Vice President since July 2004, and is responsible for international telecommunications business and the Olympic Games related telecommunication services. He has also served as Vice President of China Netcom Group since July 2003. Before joining China Netcom Group, Mr. Zhao served as General Manager of Beijing Communications Company from July 2002 to July 2003, and General Manager of former Beijing Telecommunications Company from May 2000 to July 2002. From November 1994 to May 2000, Mr. Zhao held a series of senior-level positions in the Beijing Telecommunications Bureau. Mr. Zhao graduated with a master's degree in information and communication management jointly sponsored by the Management School of Fudan University and the Norway Management School, and from Fudan University with a B.A. degree in English in 1975.

         Dr. Fan Xingcha, 39, has served as Chief Financial Officer since 2000. Since April 2000, Dr. Fan has served as Vice President of Strategy and Business Development and Executive Vice President of Operations of China Netcom Holdings, and Chief Financial Officer of CNC Hong Kong. Dr. Fan has also served as Chief Financial Officer of Asia Netcom since March 2003. He has also served as a non-executive director of PCCW Limited of Hong Kong since April 2005. Prior to joining China Netcom Holdings, Dr. Fan was a senior consultant of McKinsey & Company in its Shanghai office. Dr. Fan received a Ph.D degree in computer science from Flinders University in 1996 and a master's degree in electrical engineering from Southeast University in China in 1987.

         Li Fushen, 42, has served as Controller since July 2004. Since October 2003, he has served as General Manager of the Finance Department of China Netcom Group. From November 2001 to October 2003, he served as Deputy General Manager of Jilin Communications Company and Deputy General Manager of the former Jilin Provincial Telecommunications Company. He graduated from the Australian National University with a master's degree in management, and from the Jilin Engineering Institute with a degree in engineering management in June 1988.

Joint Company Secretaries

         Zhang Xiaotie, 52, serves as Executive Director and Joint Company Secretary. In discharging his functions as a Joint Company Secretary, Mr. Zhang will be assisted by Mr. Oliver E Lixin, the other Joint Company Secretary and our external advisers. Information and know-how relating to internal controls and ongoing disclosure obligations, including financial disclosure requirements, will be provided to Mr. Zhang.

         Oliver E Lixin, 38, Joint Company Secretary, Assistant to the Chief Financial Officer and Qualified Accountant, has served as Financial Controller of China Netcom Holdings since September 1999. Mr. E is a full time employee and a member of the senior management of our Company. Before joining China Netcom Group, he had worked as a Senior Manager of China International Capital Corporation, an Auditor at Deloitte Touche Tohmatsu Hong Kong and an Accountant in Bank of China Head Office. Mr. E graduated from Renmin University in 1989 with a bachelor's degree in economics, with a major in international finance. Mr. E is a fellow member of the Association of Chartered Certified Accountants.

COMPENSATION

         Our executive directors and executive officers receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plans for our directors and executive officers. We have entered into service agreements with our executive directors.

         Each of our directors is entitled to an annual director's fee of HK$250,000 as proposed by the board of directors and approved by our shareholders. Director's fees are payable on a time pro-rata basis for any non full year's service. In addition, Mr. Zhang Chunjiang and Dr. Edward Tian Suning will receive annual base salary of HK$500,000 and HK$3,000,000, respectively, plus a performance-based bonus and any discretionary award of share options as may be determined by the board of directors. In addition, Mr. Timpson Chung Shui Ming is entitled to an additional annual fee of HK$50,000 as a member of the Audit Committee and Ms. Li Liming is entitled to an annual fee of HK$50,000 as a member of the Strategic Planning Committee. Our directors and executive officers received from us, our subsidiaries and China Netcom Group during the year ended December 31, 2004 an aggregate amount of approximately RMB 11.5 million in salaries, housing allowances, other allowances and benefits in kind, and an aggregate amount of approximately RMB
0.15 million in pension, retirement and other similar benefits were contributed for the benefit of these directors and executive officers.

BOARD PRACTICE

         Our company has entered into service contracts with each of our executive directors. The directors are subject to rotation under our articles of association. The service contracts of executive directors are subject to termination at least sixty days' written notice. Pursuant to our articles of association, the remuneration of our directors is determined by our shareholders in a general shareholders' meeting. None of these service contracts will provide benefits to our directors upon termination.

         Except as disclosed in this annual report, none of our directors has or is proposed to have a service contract with us (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

Board Committees

Audit Committee

We have established an audit committee in compliance with the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules of the Hong Kong Stock Exchange. All members of the audit committee are appointed by the board. The audit committee currently consists of four independent non-executive directors, Mr. Timpson Chung Shui Ming who serves as its chairman, Dr. Qian Yingyi, Mr. Victor Cha Mou Zing and Hou Ziqiang. The responsibilities of our audit committee primarily include assisting our board's oversight of:

         o    the integrity of our financial statements;

         o    the our compliance with legal and regulatory requirements;

         o    our independent auditors' qualifications and independence; and

         o the performance of our independent auditors and the Company's internal audit function. Compensation Committee

         We have also established a compensation committee in compliance with the Code on Corporate Governance Practices. The primary duties of the compensation committee include reviewing compensation of our directors and executive officers and making recommendations to the Board. All members of the compensation committee are appointed by the board of directors. The compensation committee currently consists of Mr. Keith Rupert Murdoch, who serves as its chairman, Mr. John Lawson Thornton, Mr. Miao Jianhua, Mr. Victor Cha Mou Zing and Mr. Hou Ziqiang. The responsibilities of our compensation committee primarily include:

         o proposing the appointment procedures and standards for our directors and executive officers;

         o evaluating the qualifications and terms of appointment for our directors and executive officers, and making recommendations to the board of directors regarding our directors and executive officers;

         o proposing the performance evaluation procedures and the compensation packages for our directors and executive officers;

         o evaluating the performance of and determining the compensation to be paid to our Chief Executive Officer and other executive officers; and

         o supervising and reviewing the results of the Chief Executive Officer's evaluation of the performance of the other executive officers.

Strategic Planning Committee

         We have also established a strategic planning committee. The strategic planning committee currently consists of Mr. Zhang Chunjiang, who serves as its chairman, Dr. Qian Yingyi, Mr. Hou Ziqiang, Mr. Zhang Xiaotie, Mr. Jiang Weiping and Ms. Li Liming. The primary duties of our strategic planning committee are to:

         o    review our development strategies;

         o supervise the implementation process of the development strategies; and

         o    review significant investment projects.

Corporate Governance Committee

         We have also established a corporate governance committee. The corporate governance committee currently consists of Mr. John Lawson Thornton, who serves as its chairman, Dr. Edward Tian Suning, Dr. Qian Yingyi and Mr. Miao Jianhua. The primary duties of our corporate governance committee are to:

         o supervise the effective implementation of corporate governance measures;

         o supervise the efficiency and legal compliance of our board and senior management structures; and

         o make recommendations to our board in order to optimize our corporate governance structure.

Summary Corporate Governance Differences

         There are significant differences between our corporate governance practices and those of U.S. issuers listed on the New York Stock Exchange. Pursuant to Section 303A.11 of the NYSE Listing Manual, we have disclosed certain of these differences on our website at www.china-netcom.com.

EMPLOYEES

         As of December 31, 2004, we had and 92,788 full time employees. Substantially all of our employees are located in China. The following table sets forth the number of our employees serving in the capacities and for the periods indicated:


                                                                  As of December 31,
                                     -----------------------------------------------------------------------------
                                              2002                      2003                      2004
                                     ------------------------  ------------------------- --------------------------
                                                 Percentage of             Percentage of             Percentage of
                                     Number of       Total     Number of       Total     Number of       Total
                                     Employees     Employees   Employees     Employees   Employees     Employees
                                     ---------  -------------  ----------  ------------- ----------  --------------
Management, finance and
  Administrative................      21,039       23.3%        17,967       18.0%        14,664       15.8%
Sales and marketing.............      18,553        20.5        26,074        26.1        46,057        49.7
Operations and maintenance......      45,698        50.7        49,381        49.4        28,158        30.3
Others(1).......................       4,924         5.5         6,564         6.5         3,899         4.2
                                      ------       ------       ------       ------       ------       ------
  Total.........................      90,214       100.0%       99,986       100.0%       92,788       100.0%
                                      ======       ======       ======       ======       ======       ======

-------------------

(1)  Includes research and development employees.

         As of December 31, 2004 we also employed approximately 40,668 temporary employees.

         To better utilize our employees and improve our operating efficiency, in 2002, we began retraining our management, finance and administrative employees, as well as personnel from our fixed-line operations and maintenance teams, to be redeployed to our sales and marketing teams.

         We participate in defined contribution retirement plans for our employees. We are required to contribute a portion of our employees' total wages to the PRC government's pension plan in accordance with relevant local government regulation. Our contributions were approximately RMB 622 million in 2002, RMB 790 million in 2003 and RMB 813 million in 2004. We also implement an early retirement scheme whereby employees approaching retirement age may opt for early retirement in exchange for certain early retirement benefits. The amount expensed as early retirement benefits was approximately RMB 758 million in 2002, RMB 132 million in 2003 and RMB 206 million in 2004.

         We have implemented a short-term and long-term combined incentive remuneration scheme. The primary components of an employee's remuneration are a basic salary, a performance-based bonus and a stock option scheme for certain employees. In addition, we emphasize the importance of employee training and seek to improve the skills of our employees.

         We have not experienced any strikes or other labor disturbances that have interfered with our operations, and we believe that the relationship between our management and our labor union is good.

SHARE OWNERSHIP

Ownership of our shares by our directors and executive officers

         Certain of our directors and executive officers have a beneficial interest in our shares through their ownership of options as further discussed in "-- Share Option Plan". In addition, Mr. Keith Rupert Murdoch beneficially owns indirectly less than 0.5% of our Shares.

Share Option Plan

         We have adopted a share option plan which seeks to align the interests of our management and employees with those of our shareholders and links their compensation with our results of operations and share performance. This plan provides for the grant of options to our directors, members of our middle to senior management and such "specialized professionals" as may be designated by the compensation committee of our board of directors. There is a minimum period of 18 months from the later of the date of grant or the date of listing of our shares on the Hong Kong Stock Exchange (the "Effective Date") before an option can be exercised. In addition, options granted under the share option plan are subject to a vesting schedule so that a maximum of 40% of the options granted may be exercised after 18 months from the Effective Date; a further 30% may be exercised after 30 months from the Effective Date and the remaining 30% may be exercised after 42 months from the Effective Date. Any option not exercised within six years from the Effective Date will lapse.

         The maximum number of shares which may be allotted and issued upon the exercise of all outstanding options granted and yet to be exercised under the Share Option Plan and any other share option scheme must not in aggregate exceed 30 percent of the relevant class of securities of the Company in issue from time to time.

o The total number of shares which may be allotted and issued upon the exercise of all options to be granted under the Share Option Plan must not in aggregate exceed 10 percent of the shares in issue immediately after the completion of the global offering of shares (and American depositary shares) of the Company in November 2004 (the "General Scheme Limit").

         Subject to the above, the Company may seek approval of the shareholders in general meeting to refresh the General Scheme Limit and may seek separate approval of the shareholders in general meeting to grant options beyond the General Scheme Limit.

         Unless otherwise approved by the shareholders in general meeting, the total number of shares issued and which may fall to be issued upon the exercise of the options granted under the Share Option Plan (including both exercised or outstanding options) to any participant in any 12-month period shall not exceed 0.2 percent of the issued capital of the Company on the date of grant.

         No performance targets are specifically stipulated under the share option plan. However, the board may specify performance targets that must be achieved before an option can be exercised. The share option plan will remain in force for a period of ten years commencing on the date on which the share option plan is adopted. If the grantee's employment with our company ceases for any reason other than death, loss of capacity, resignation or for serious misconduct, the grantee may, at any time within 12 months of the date of the cessation of his or her employment, exercise his or her options (to the extent vested and not already exercised prior to the cessation of service).

         The price for a share payable by a participant upon the exercise of an option will be determined by our board of directors in its discretion and shall not be less than the highest of:

         o the closing price of our shares on the Hong Kong Stock Exchange on the date of grant;

         o the average closing price of our shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the date of grant; and

         o    the nominal value of our shares.

Share options granted prior to the November 2004 global offering

         Immediately prior to closing of the November 2004 global offering, options to subscribe for an aggregate of 157,720,000 shares (representing 2.4% of the current issued share capital of our company) have been conditionally granted by us to 455 grantees pursuant to our share option plan. These grantees were directors, senior management and other management personnel of our company. No monetary consideration was payable by the grantees for the acceptance of the grant of options and the exercise price for the shares is the initial price to the public, or IPO price of the November 2004 global offering, which is HK$8.40 per share. Each option has a six-year exercise period and each of the grantees to whom options have been granted will be subject to the following vesting periods in respect of the options granted:


                                                                                          Percentage of the
  Vesting period (from the day on which the shares                                       shares under option
  commence trading on the Hong Kong Stock Exchange)                                   exercisable by the grantee
------------------------------------------------------                                --------------------------
After 18 months.................................................................      40%
After 30 months.................................................................      an additional 30%
After 42 months.................................................................      the remaining 30%

         Directors, executive officers and joint company secretaries

         As at the date of this annual report, particulars of the outstanding options that have been conditionally granted to the directors of our company are as follows:


                                                                                 Approximate
                                                          Number of shares      % of interest
                                                           represented by     immediately after
      Name of grantee                  Position                options       the global offering  Exercise price
-------------------------     ------------------------    ----------------   -------------------  --------------
Zhang Chunjiang..........     Chairman and                      920,000             0.01%         HK$8.40
                              Executive Director
Edward Tian Suning.......     Vice Chairman, Executive          920,000             0.01%         HK$8.40
                              Director and
                              Chief Executive
                              Officer
Zhang Xiaotie............     Executive Director and            800,000             0.01%         HK$8.40
                              Joint Company
                              Secretary
Miao Jianhua.............     Executive Director                700,000             0.01%         HK$8.40
Jiang Weiping............     Non-executive Director            700,000             0.01%         HK$8.40
Li Liming................     Non-executive Director            700,000             0.01%         HK$8.40
Yan Yixun................     Non-executive Director            590,000             0.01%         HK$8.40
Keith Rupert Murdoch.....     Non-executive Director            590,000             0.01%         HK$8.40
Zuo Xunsheng.............     Senior Vice President             800,000             0.01%         HK$8.40
Pei Aihua................     Senior Vice President             800,000             0.01%         HK$8.40
Zhang Changsheng.........     Senior Vice President             800,000             0.01%         HK$8.40
Zhao Jidong..............     Senior Vice President             800,000             0.01%         HK$8.40
Fan Xingcha..............     Chief Financial                   800,000             0.01%         HK$8.40
                              Officer
Li Fushen................     Controller                        800,000             0.01%         HK$8.40
Oliver E Lixin...........     Joint Company                     370,000             0.01%         HK$8.40
                              Secretary and
                              Assistant to Chief
                              Financial Officer

         Outstanding options granted

         As of the date of this annual report, particulars of options that have been conditionally granted to our directors, senior management, and other management personnel, each as a group, are as follows:


                                                               Total number of                Number of shares
                                                              grantees in each                 represented by
                      Category                                    category     Exercise price      options
---------------------------------------------------------     ---------------  -------------- ----------------
Directors................................................              8       HK$8.40            5,920,000
Executive officers.......................................              7       HK$8.40            5,170,000
Other management personnel...............................            440       HK$8.40          146,630,000
                                                                                               ------------
Total number of outstanding options granted..............                                       157,720,000

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

         As of the date of this annual report, we had 6,593,529,000 shares outstanding. The table below sets forth information as of the date of this annual report regarding the beneficial ownership of our ordinary shares by each person known by us to beneficially own 5% or more of our outstanding ordinary shares. Except as otherwise indicated, we believe each shareholder named in this table has sole voting and investment power with respect to the shares shown as beneficially owned. None of our shareholders listed below has voting rights that are different from any of our other shareholders.

                                                               Shares Beneficially
                                                                      Owned
                                                               ----------------------
        Name of Beneficial Owner                               Number      Percentage
------------------------------------------------            ------------   ----------
                                                           (in millions)
China Network Communications Group Corporation(1)          4,647,449,014        70.6%

-------------------

(1) China Network Communications Group Corporation's beneficial interest is attributable to its ownership interest in CNC BVI, our direct parent company. The registered address of CNC BVI is P.O. Box 3140, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The registered address of China Network Communications Group Corporation is Building C, No. 156 Fuxingmennei Avenue, Xicheng District, Beijing, PRC.

RELATED PARTY TRANSACTIONS

Connected Transactions

         On October 8, 2004, CNC China, a wholly-owned subsidiary of our company, entered into certain transactions with China Netcom Group. As at the date of this annul report, China Netcom Group beneficially holds 70.5% of the issued share capital of our company and is our ultimate controlling shareholder. China Netcom Group is therefore a connected person of our company.

         On June 30, 2004, Asia Netcom Corporation Limited ("Asia Netcom"), a wholly-owned subsidiary of our company, entered into certain transactions with East Asia Netcom Ltd. ("EANL"), a connected person of our company by virtue of being an indirect wholly-owned subsidiary of China Netcom Group.

         These transactions between CNC China and China Netcom Group and between Asia Netcom and EANL (the "Continuing Connected Transactions") constitute continuing connected transactions of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd (the "Listing Rules"). Details of the Continuing Connected Transactions are set out below and in note 36 to the financial statements. For the financial year ended December 31, 2004, the Continuing Connected Transactions have not exceeded their respective upper limits set by the Hong Kong Stock Exchange.

         In the opinion of our independent non-executive directors, the Continuing Connected Transactions were entered into by us:

         o    in the ordinary and usual course of our business;

         o either on normal commercial terms or, where there are no sufficient comparables, on terms no less favorable than the terms we could have obtained from an independent third party; and

         o in accordance with the relevant agreements governing such transactions and on terms that are fair and reasonable and in the interests of our shareholders as a whole.

         The board of directors has received a letter from our independent auditors stating that the Continuing Connected Transactions:

         (A) have received the approval of our board of directors;

         (B) were in accordance with the terms as stated in note 36 to the financial statements;

         (C) have been entered into in accordance with the relevant agreements governing the Continuing Connected Transactions; and

         (D) have not exceeded their respective upper limits set by the Hong Kong Stock Exchange for the financial year ended December 31, 2004.



Continuing connected transactions relating to CNC China

Interconnection Settlement Agreement

         CNC China and China Netcom Group agreed to interconnect their respective networks and settle the charges received in respect of domestic and international long distance voice services within their respective service regions on a monthly basis.

         For domestic long distance voice services between China Netcom Group and CNC China (except services between subsidiaries of China Netcom Group in four provinces and autonomous region and the branch companies of CNC China in six provinces and municipalities), the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB 0.06 per minute or RMB 0.09 per minute (depending on whether the call terminates within or outside the network of either party).

         For outbound international calls, China Netcom Group reimburses CNC China for any amount it has paid to overseas telecommunications operators. The revenues received by China Netcom Group less the amount paid to overseas telecommunications operators are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by each party.

         For inbound international calls, the revenues received by CNC China from overseas telecommunications operators less the amount paid to China Netcom Group at the rate of RMB 0.06 per minute or RMB 0.09 per minute (depending on whether the call terminates within the network of China Netcom Group or other operators) are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by each party.

         The rates of RMB 0.06 per minute and RMB 0.09 per minute mentioned above may be adjusted with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in China from time to time.

Property Leasing Agreement

         Pursuant to the Property Leasing Agreement:

         (i) CNC China leases to China Netcom Group certain properties located throughout our northern service region and our southern service region, for use as offices and other ancillary purposes; and

         (ii) China Netcom Group leases to CNC China certain properties located throughout our northern service region and our southern service region, for use as offices, telecommunications equipment sites and other ancillary purposes.

         The charges payable by CNC China and by China Netcom Group under the Property Leasing Agreement are based on market rates or the depreciation and maintenance charges in respect of each property, provided such depreciation and maintenance charges shall not be higher than the market rates. The charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates.

Property Sub-leasing Agreement

         China Netcom Group agreed to sub-let to CNC China certain properties owned by and leased from independent third parties, for use as offices, telecommunications equipment sites and other ancillary purposes.

         The amounts payable by CNC China under the Property Sub-leasing Agreement are the same as the rental charges and other fees (including management fees) payable by China Netcom Group to the relevant third parties.

Master Services Sharing Agreement

         Pursuant to the Master Services Sharing Agreement:

         (i) CNC China agreed to provide customer relationship management services, network management services and supporting services such as billing and settlement to China Netcom Group, and to share with China Netcom Group the services provided by the administrative and managerial staff at the headquarters of CNC China in respect of the central management of both CNC China and China Netcom Group; and

         (ii) China Netcom Group agreed to provide to CNC China supporting services, including telephone card production, development and related services and IC card inter-provincial and inter-network clearing services, and certain other shared services, and to provide certain office space in Beijing to CNC China for use as its principal executive office.

         The above services are shared between CNC China and China Netcom Group on an on-going basis from time to time and the aggregate costs incurred by CNC China or China Netcom Group for the provision of such services are apportioned between CNC China and China Netcom Group according to the annual revenues generated by each party.

Engineering and Information Technology Services Agreement

         The Engineering and Information Technology Services Agreement governs the arrangements with respect to the provision of certain engineering and information technology-related services to CNC China by China Netcom Group, including planning, surveying and design services, construction services and supervision services in relation to telecommunications engineering projects, and information technology services.

         The charges payable for such services are determined with reference to market rates. In addition, where the value of any single item of services exceeds RMB 0.5 million (for design or supervision-related services), or where the value of any single item of services exceeds RMB 2 million (for construction-related services), the award of such services will be subject to tender. The charges are settled between CNC China and China Netcom Group as and when the relevant services are provided.

Materials Procurement Agreement

         Under the Materials Procurement Agreement, CNC China may request China Netcom Group to act as its agent for the procurement of imported and domestic telecommunications equipment and other domestic non-telecommunications equipment, and may purchase from China Netcom Group certain products. China Netcom Group also agreed to provide to CNC China related storage and transportation.

         Commission and/or charges are not to exceed the maximum rate of 3 per cent. of the contract value for the domestic materials procurement services and 1 per cent. of the contract value for imported materials procurement services. The price for the purchase of China Netcom Group's products is determined with reference to the following pricing principles and limits ("Pricing Principles"):

         (a) the government-fixed price;

         (b) where item (a) does not apply, the government guidance price;

         (c) where items (a) and (b) do not apply, the market price; or

         (d) where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.

         Commission charges for the storage and transportation services are determined with reference to market rates.

         Payments under the Materials Procurement Agreement will be made as and when the relevant equipment or products have been procured and delivered.

Ancillary Telecommunications Services Agreement

         The Ancillary Telecommunications Services Agreement governs the arrangements with respect to the provision of certain ancillary telecommunications services to CNC China by China Netcom Group, including certain telecommunications pre-sale, on-sale and after-sale services.

         The charges payable for the services described above are determined with reference to the Pricing Principles. The service charges are settled between CNC China and China Netcom Group as and when the relevant services are provided.

Support Services Agreement

         Under the Support Services Agreement, China Netcom Group provide CNC China with various support services, including equipment leasing and maintenance services, motor vehicles services, security services, basic construction agency services, research and development services, employee training services and advertising services.

         The charges payable for the services described above are determined with reference to the Pricing Principles. The service charges are settled between CNC China and China Netcom Group as and when relevant services are provided.

Telecommunications Facilities Leasing Agreement

         Under the Telecommunications Facilities Leasing Agreement, China Netcom Group leases inter-provincial fibre-optic cables within our northern and southern service regions and certain international telecommunications resources (including international telecommunication channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellites facilities) to CNC China.

         The rental charges for the leasing of inter-provincial fibre-optic cables and international telecommunications resources are based on the annual depreciation charges of such fibre-optic cables and resources, and are settled between CNC China and China Netcom Group on a quarterly basis.

Continuing connected transactions relating to Asia Netcom

Capacity Purchase Agreement

         Asia Netcom and its subsidiaries receive from EANL and its subsidiaries a certain amount of long-term telecommunications capacity on the submarine network. The purchased capacity consists of (i) an initial fixed amount of capacity ; (ii) an additional amount of capacity up to a maximum figure to be activated upon written notice to EANL ; and (iii) further additional amount of capacity that may be ordered within three years following the date of the Capacity Purchase Agreement.

         The charges payable by Asia Netcom to EANL for the initial capacity and charges payable for the additional capacity activated are based on market rates determined by reference to a similar transaction between Asia Netcom and a third party in January 2004 ("Benchmark Transaction") duly adjusted to take into account of advance receipt of payment prior to the delivery of the capacity. The pricing of the further additional capacity is to be determined between Asia Netcom and EANL prior to the placement of the actual order for such capacity.

         In addition to the above charges, Asia Netcom pays EANL an annual operation and maintenance fee equal to 4% of the total charges payable by Asia Netcom to EANL for the capacity activated and ordered under the Capacity Purchase Agreement (in so far as such capacity has not been terminated) which is based on current market rate.
Capacity Lease Agreement

         Pursuant to the Capacity Lease Agreement with EANL, Asia Netcom and its subsidiaries lease from EANL and its subsidiaries a fixed amount of capacity on EANL's telecommunications network, and may order additional lease capacity from EANL and its subsidiaries.

         EANL and its subsidiaries agreed to permit Asia Netcom or any of its subsidiaries to interconnect its communications system with the leased capacity, and to connect such amount of capacity to the facilities of its backhaul suppliers and/or local exchange carrier. Furthermore, upon request by Asia Netcom, EANL and its subsidiaries are to use their best efforts to provide to Asia Netcom or its subsidiaries with local connectivity with end-users in jurisdictions where Asia Netcom or its subsidiaries are not otherwise authorised to provide services.

         The charges payable by Asia Netcom to EANL for the initial lease capacity are determined based on market rates by reference to the Benchmark Transaction, as adjusted to take into account the particular circumstances under the Capacity Lease Agreement. The pricing for any additional lease capacity is to be agreed by Asia Netcom and EANL prior to the order for such capacity. These charges are payable quarterly in arrears.

         The connections charges payable by Asia Netcom to EANL is the pro rata share of reasonable and actual expenses incurred by EANL in making such connections. The local connectivity charges payable by Asia Netcom to EANL is EANL's lowest wholesale price without discount, or, if the local connectivity is provided by an unrelated carrier, the amount charged to EANL by such unrelated carrier, without surcharge. Such charges for local connectivity are payable quarterly in arrears.

Management Services Agreement

         Pursuant to the Management Services Agreement, Asia Netcom and its subsidiaries provide EANL and its subsidiaries with certain services, including government and corporate affairs services, treasury services, financial services, information technology services, legal and corporate secretarial services, tax services, payment services, and comprehensive engineering and operation services in relation to the submarine network.

         The charges payable for the above services (except for the payment services) are determined on the basis of costs plus reasonable profits, but cannot exceed the market price for the provision of such services.

         The charges payable for the payment services are the amounts required to reimburse all payments made by Asia Netcom and its subsidiaries on behalf of EANL and its subsidiaries in performing such services.

ITEM 8.  FINANCIAL INFORMATION

         Our audited consolidated financial statements are set forth beginning on page F-1. Other than as disclosed elsewhere in this annual report, no significant change has occurred since the date of the annual financial statements.

Legal Proceedings

         We are involved in legal proceedings in the ordinary course of our business. We are not involved in any litigation, arbitration or administrative proceedings that could have a material adverse effect on our financial condition or results of operations, taken as a whole. So far as we are aware, no such material litigation, arbitration or administrative proceedings are threatened.

Dividend Policy

         The payment and the amount of any dividends will depend on our results of operations, cash flows, financial condition, statutory and regulatory restrictions on the payment of dividends by us, future prospects and other factors, that our directors may consider relevant. In addition, our controlling shareholder, China Netcom Group, is able to influence our dividend policy.

         Dividends may be paid only out of our distributable profits as permitted under Hong Kong law, which does not restrict the payment of dividends to non-resident holders of our securities. To the extent profits are distributed as dividends, such portion of profits will not be available to be reinvested in our operations.

         Holders of our ADSs will be entitled to receive dividends, subject to the terms of the deposit agreement, to the same extent as holders of our shares, less the fees and expenses payable under the deposit agreement and any withholding taxes.

         Our ability to pay dividends depends substantially on the payment of dividends to us by CNC China. CNC China must follow the laws and regulations of the PRC and its articles of association in declaring and paying dividends to us. As a wholly foreign-owned enterprise in China, CNC China is required to provide for a reserve fund and a staff and workers' bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC. CNC China is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital. Appropriations to the staff and workers' bonus and welfare fund, which are determined at the discretion of CNC China's directors, are charged to expense as incurred in the consolidated financial statements. None of CNC China's contributions to these statutory funds may be used for dividend purposes.

ITEM 9.  THE OFFER AND LISTING

         In connection with our initial public offering, our American depositary shares, or ADSs, each representing 40 ordinary shares, were listed and commenced trading on the New York Stock Exchange on November 16, 2004 under the symbol "CN". Our ordinary shares were listed and commenced trading on the Hong Kong Stock Exchange on November 17, 2004. Prior to these listings, there was no public market for our equity securities. The New York Stock Exchange and the Hong Kong Stock Exchange are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

         As of December 31, 2004 and May 31, 2005, there were 6,593,529,000 ordinary shares issued and outstanding. As of December 31, 2004 and May 31, 2005, there were, respectively 1 and 1 registered holders of American depositary receipts evidencing 8,991,910 and 5,123,760 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is Citibank, N.A.

         The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.


                                                    Price per Share (HK$)                 Price per ADS (US$)
                                                 -------------------------------     ----------------------------
                                                       High              Low              High              Low
                                                 ----------------  -------------     ---------------   ----------
         Annual
            2004 (from listing date).......             10.60              9.10            26.90            23.10
         Quarterly
            Fourth Quarter, 2004...........             10.60              9.10            26.90            23.10
            First Quarter, 2005
         Monthly
            December 2004..................             10.60              9.30            26.90            23.68
            January 2005...................             11.45              9.75            28.80            25.30
            February 2005..................             12.55             11.10            31.58            28.68
            March 2005.....................             11.60             10.65            29.15            27.30
            April 2005 ....................             10.95              9.75            27.99            25.26
            May 2005.......................             11.00             10.30            28.05            26.67


ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

         Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

         The section entitled "Description of Share Capital" contained in our registration statement on Form F-1 (File No. 333-119786) filed with the Security and Exchange Commission is hereby incorporated by reference.

MATERIAL CONTRACTS

         See "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions" for certain arrangements we have entered into with China Netcom Group.

EXCHANGE CONTROLS

         We receive substantially all of our revenues in Renminbi, which is not a freely convertible currency. Although central government's policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration of Foreign Exchange and other relevant authorities.

         Since January 1, 1994, the government has used a unitary managed floating rate system to set foreign exchange rates. Under this system, the People's Bank of China publishes a daily base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar and other foreign currencies in the market during the previous day. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specified band around the central bank's daily exchange rate. With the adoption of the managed floating rate system, the government announced that the People's Bank of China would attempt to balance the demand for and supply of foreign currencies in China and stabilize the Renminbi exchange rate through macroeconomic measures, including prudent management of monetary policy and interest rates, while still using open market operations.

TAXATION

         The taxation of income and capital gains of holders of ordinary shares or ADSs is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of ordinary shares or ADSs are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions is based on current law and practice, is subject to change and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the ordinary shares or ADSs. In particular, the discussion does not address the tax consequences under state, local and other laws, such as non-Hong Kong and non-U.S. federal laws. The discussion is based upon laws and relevant interpretations in effect as of the date of this annual report. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Hong Kong

Tax on dividends

         No tax is payable in Hong Kong in respect of dividends paid by us.

Profits

         No tax is imposed in Hong Kong in respect of capital gains from the sale of property such as the shares. Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16.0%. on individuals. Gains from the sale of shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from the sale of shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

Stamp duty

         Hong Kong stamp duty will be payable by the purchaser on every purchase and by the seller on every sale of the shares. The duty is charged at the current rate of 0.2%. of the consideration or, if higher, the fair value of the shares being sold or transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of shares.

         If one of the parties to the sale is a non-resident of Hong Kong and does not pay the required stamp duty, the duty not paid will be charged on the instrument of transfer (if any) (in addition to the stamp duty otherwise chargeable thereon), and the transferee will be liable for payment of such duty.

Estate duty

         The shares are Hong Kong property for the purpose of the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong). Accordingly, the shares may be subject to Hong Kong estate duty on the death of the beneficial owner of the shares, regardless of the place of the owner's residence, citizenship or domicile. Hong Kong estate duty is imposed on a progressive scale from 5% to 15%. No estate duty is payable when the aggregate value of the dutiable estate does not exceed HK$7.5 million, and the maximum rate of duty of 15% applies when the aggregate value of the dutiable estate exceeds HK$10.5 million.

         On March 16, 2005, the Financial Secretary of the Hong Kong Special Administrative Region announced in his 2005/06 budget speech that the Hong Kong Government would propose for the abolition of estate duty and that the relevant bill would be introduced into the Hong Kong Legislative Council (the "Legislative Council") shortly. Such bill went through its first reading at the Legislative Council on May 11, 2005. However, as of the date of this annual report, such bill has yet to go through its second and third readings and other legal formalities to become law.

United States of America

         The following is a summary of certain United States federal income tax consequences relating to the purchase, ownership and disposition of shares or ADSs by investors who are "U.S. Persons" (as defined below) that hold the shares or ADSs as a capital asset. This discussion is based on United States federal income tax law, as in effect on the date hereof and which is subject to differing interpretations on change, possibly with retroactive effect. This discussion is for general information only and does not address all of the tax considerations that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under United States federal income tax law (such as banks, insurance companies, partnerships and their partners, tax-exempt entities, financial institutions, broker-dealers, persons who have acquired our shares or ADSs as part of a straddle, hedge, conversion, or other integrated investment, persons who own, directly or by attribution, 10% or more of the combined voting power of all classes of stock of the Company, or persons that have a "functional currency" other than the United States dollar), and non-U.S. Holders. This summary does not address any United States state, local or foreign tax considerations or any United States federal estate, gift or alternative minimum tax considerations of a holder of shares or ADSs.

         As used in this summary, the term "U.S. Person" means (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any political subdivision thereof,
(iii) an estate the income of which is subject to United States federal income tax regardless of the source thereof, or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, was treated as a United States person on the previous day, and elected to continue to be so treated.

         If a partnership (including any entity treated as a partnership for United States federal income tax purposes) holds shares or ADSs, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. Partners in such a partnership are urged to consult their tax advisers as to the particular United States federal income tax consequences applicable to them.

         Prospective investors are urged to consult their tax advisers regarding the United States federal, state, local and foreign income and other tax considerations of the purchase, ownership and disposition of shares or ADSs.

General

         Holders of ADSs evidencing shares will be treated as the owners of the shares represented by those ADSs. Accordingly, no gain or loss will be recognized upon the exchange of ADSs for the holder's proportionate interest in the shares, a holder's tax basis in the withdrawn shares will be the same as its tax basis in the ADSs surrendered in exchange therefor, and the holding period in the withdrawn shares will include the period during which the holder held the surrendered ADSs.

Taxation of dividends

         Subject to the discussion below under "--Passive Foreign Investment Company", the gross amount of cash distributions with respect to the shares or ADSs will, upon receipt, be includible in the gross income of a holder as dividend income to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a "qualified foreign corporation" at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-United States corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock (or ADSs backed by such stock) which is readily tradable on an established securities market in the United States. There is currently no tax treaty in effect between the United States and Hong Kong. Because the ADSs are listed on the New York Stock Exchange (see ITEM 9) they are considered readily tradeable on an established securities market in the United States. Distributions, if any, in excess of current and accumulated earnings and profits will constitute a return of capital and will be applied against and reduce the holder's tax basis in such ADSs or shares. To the extent that distributions are in excess of such basis, the distributions will constitute capital gain as discussed below. United States corporate holders will generally not be eligible for the dividends received deduction for distributions to domestic corporations in respect of distributions on our ADSs or shares.

         The United States dollar value of any distribution made by us in Hong Kong dollars, including the amount of any Hong Kong tax, in the event that Hong Kong tax is withheld, will be determined by reference to the exchange rate in effect on the date the distribution is actually or constructively received by the Depositary or the holder of such shares, respectively, regardless of whether the payment is in fact converted into United States dollars on that date. Any subsequent gain or loss in respect of such Hong Kong dollars arising from exchange rate fluctuations will be ordinary income or loss. This gain or loss will generally be treated as United States source gain or loss for United States foreign tax credit limitation purposes. If the Depositary converts the Hong Kong dollars to United States dollars on the date it receives such Hong Kong dollars, holders should not recognize any such gain or loss.

         Dividends generally will be treated as income from foreign sources for United States foreign tax credit limitation purposes. Subject to the limitations and conditions set forth in the Code, holders may elect to claim a credit against their United States federal income tax liability in the event that any Hong Kong tax is withheld from dividends received in respect of the ADSs or shares. The rules relating to the determination of the foreign tax credit are complex and prospective purchasers are urged consult their personal tax advisors to determine whether and to what extent they would be entitled to such credit. Holders that do not elect or are not permitted to claim foreign tax credits may instead claim a deduction for any Hong Kong tax withheld.

Sale or other disposition of shares or ADSs

         Subject to the discussion below under "-- Passive Foreign Investment Company", a holder generally will recognize gain or loss for United States federal income tax purposes upon a sale or other disposition of our shares or ADSs in an amount equal to the difference between the amount realized from the sale or disposition and the holder's adjusted tax basis in the shares or ADSs. Such gain or loss generally will be long-term gain (taxable at a reduced rate for non-corporate holders, including individuals) or loss if, on the date of sale or disposition, the shares or ADSs were held by the holder for more than one year and will generally be treated as United States source gain or loss for United States foreign tax credit limitation purposes. The claim of a deduction in respect of a capital loss may be subject to limitations.

Passive foreign investment company

         A foreign corporation will be treated as a "passive foreign investment company" (a "PFIC"), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of passive income or 50% or more of its assets are passive. If a corporation owns at least 25% by value of the equity shares of another corporation, it is treated for purposes of these tests as owning a proportionate share of the assets of the other corporation and as receiving directly a proportionate share of the other corporation's income. We presently do not believe that we are a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. If we were to be classified as a PFIC in any taxable year, holders (i) would generally be required to treat any gain on sales of our shares held by them as ordinary income and pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain and (ii) could also be subject to an interest charge on distributions paid by us. In addition, we would not provide information to our holders that would enable them to make a "qualified electing fund" election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their gross income.

         The above results may be eliminated if a "mark-to-market" election is available and a holder validly makes such an election. If the election is made, such holder generally will be required to take into account the difference, if any, between the fair market value and its adjusted tax basis in shares or ADSs at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gain previously included in income). In addition, any gain from a sale or other disposition of shares or ADSs will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gain previously included in income).

DIVIDENDS AND PAYING AGENTS

         Not applicable.

STATEMENT BY EXPERTS

         Not applicable.

DOCUMENTS ON DISPLAY

         You can read and copy documents referred to in this annual report that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we have filed electronically with the SEC.

SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         See "Item 5. Operating and Financial Review and Prospects--Market Risk and Risk Management".

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS.

         None.

USE OF PROCEEDS

         The following use of proceeds information relates to our registration statement on Form F-1 (File No. 333-119786), filed by us in connection with our initial public offering of ordinary shares in the United States. In connection with the registration of the ordinary shares, a registration statement on Form F-6 (File No.333-119970) was also filed for ADSs representing such ordinary shares. Each of these two registration statements was declared effective by the SEC on November 10, 2004. Our ordinary shares commenced trading on the Hong Kong Stock Exchange on November 17, 2004 and the ADSs on the New York Stock Exchange on November 16, 2004.

         The global offering, which consisted of our initial public offering in the United States, an international offering outside the United States and an initial public offering in the Hong Kong, was completed and all of the securities offered in connection therewith were sold. A portion of the securities registered under our registration statement on Form F-1 were sold in Hong Kong public offering and the international offering. China International Capital Corporation Limited, Citigroup Global Markets Inc., and Goldman Sachs (Asia) L.L.C. acted as U.S. representatives for the U.S. underwriters; and China International Capital Corporation Limited, Citigroup Global Markets Limited, and Goldman Sachs (Asia) L.L.C. acted as international representatives for the international underwriters.

         The following table sets forth for CNC Hong Kong as the issuer and each selling shareholder information regarding our ordinary shares registered and sold in our November 2004 global offering, including the exercise of the over-allotment option:


                                                                                  Aggregate Price of the
                                                                                     Amount Registered
                                                       Amount Registered             and Sold to Date
                                                          and Sold(1)                    (US$)(2)
                                                       -----------------          ----------------------
CNC Hong Kong..............................             1,093,529,000                 1,193,040,139
China Netcom Group.........................               102,768,985                   112,120,963
Chinese Academy of Sciences................                   818,266                       892,728
Information and Network Center of State....
Administration of Radio, Film and Television                  818,266                       892,728
China Railways Telecommunications Center...                   818,266                       892,728
Shanghai Alliance Investment Limited.......                   818,266                       892,728
Shandong Provincial State-owned Assets
  Supervision and Administration Commission                 3,309,951                     3,611,157
Total......................................             1,202,881,000                 1,312,266,801

-------------------

(1) The amount of shares registered includes any shares initially offered or sold outside the U.S. that were thereafter sold or resold in the U.S. Offers and sales of shares outside the U.S. were made pursuant to Regulation S under the Securities Act of 1933 and were not covered by the Registration Statement.
(2) The initial public offering price per ADS in the U.S. and international offerings was US$21.82. The initial public offering price per ordinary share in the Hong Kong public offering was HK$8.40, and when increased by a 1.0% brokerage fee, a 0.005% Hong Kong Securities and Futures Commission transaction levy, a 0.002% investor compensation levy and a 0.005% Hong Kong Stock Exchange trading fee payable by purchasers, was effectively equivalent to the initial public offering price per ADS in the U.S. and international offerings, based on an exchange rate of HK$7.8000 to US$1.00, the noon buying rate on June 30, 2004, and adjusted for the ratio of 20 ordinary shares per ADS.

         The amount of expenses incurred by us in connection with the issuance and distribution of the registered securities totaled RMB 689 million, including RMB 353 million for underwriting discounts and commissions, and approximately RMB 336 million for other expenses. None of the payments were direct or indirect payments to our directors, officers, general partners of our associates, persons owning 10% or more of any class of our shares, or any of our affiliates.

The aggregate net proceeds from the initial public of our shares, after deduction of fees and expenses, amounted to RMB 8,944 million and were held in either H.K. dollars or U.S. dollars. The cash proceeds from our initial public offering became available for our use for only a short period of time after we received the necessary regulatory approvals. As of the date of this annual report, we plan to apply the proceeds as follows: (i) the expansion and upgrading of our telecommunications network infrastructure, including support and information systems; (ii) the repayment of (x) the bank loans with interest rates ranging from 4.78% to 5.49% and due dates on or before December 31,2005 and (y) a term loan facility dated July 27,2004 between Asia Netcom and a syndicate of financial institutions to release Asia Netcom's obligation as guarantor and co-obligor of certain debts owed to suppliers of Asia Netcom, with an interest rate of LIBOR plus 1.573% and due dates between July 30, 2007 and July 30, 2009; (iii) the development of new applications and services including new IP-based data communication applications and services and voice value-added services; and (iv) general corporate purposes, such as working capital and business expansion.

ITEM 15. CONTROLS AND PROCEDURES

         Our principal executive officers and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to us and our consolidated subsidiaries was made known to them by others within our company and our consolidated subsidiaries on a timely basis.

         Our internal control and management systems were designed to meet the standards generally adopted by private Hong Kong companies and the internal control and management systems of our PRC subsidiaries were designed to the standards generally adopted by large state-owned companies in China. These standards are different from the standards and best practices adopted by companies listed in Hong Kong and the United States. See "Item 3. Key Information -- Risk Factors -- Our internal controls and management systems are not currently consistent with international practices in certain respects and we are in the process of improving these controls and systems to enable us to certify the effectiveness of our internal controls under the Sarbanes-Oxley Act of 2002."

         In 2004, we implemented significant reforms to the internal auditing management mechanism. In particular, all internal auditing personnel were directly assigned to various branches and were under the supervision and management of the centralized internal auditing department, which greatly strengthened the independence, authority, and integrity of internal audit procedures. In addition, an independent Audit Committee was established under our Board of Directors while a dedicated internal audit department was established to perform various internal auditing tasks.

         In order to enhance our supervision of and control over operations processes and to establish an effective corporate structure to protect shareholders' interests, we initiate a significant upgrade of our internal controls in line with an internationally recognized risk management framework established by COSO. In order to accomplish this task, we have set up dedicated project steering and implementation teams. We have also engaged an international reputable consulting firm to advise us on the improvement of our internal control system.

ITEM 16A          AUDIT COMMITTEE FINANCIAL EXPERT

         Our board of directors has determined that Mr. Timpson Chung Shui Ming qualifies as an audit committee financial expert in accordance with the terms of Item 16.A of Form 20-F. For Mr. Chung's biographical information, see "Item 6. Directors, Senior Management and Employees--Directors and Senior Management".

ITEM 16B          CODE OF ETHICS

         We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, and other designated members of senior management of the Company. We have filed this code of ethics as an exhibit to this annual report.

ITEM 16C          PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for such of the two years ended December 31, 2004:

                                    Audit Fees         Audit-Related Fees       Tax Fees          Other Fees
                                ----------------    -----------------------   ------------     ---------------
                                                              (in millions of RMB)
         2003..............      0                    0                      0.1               0
         2004..............     84.4(1)               0                      0.5               6.9(2)

         -------------------
         (1) Includes the audit fees for our global offering in November 2004 and the annual financial statements in connection with statutory and regulatory filings or engagement for the fiscal year of 2004. (2) Includes the audit fees paid by China Netcom Group in connection with PRC statutory and regulatory filings or engagements for the fiscal year of 2004.

         Before our principal accountants were engaged by our company or our subsidiaries to rend audit or non-audit services, the engagement was approved by our audit committee as required by applicable rules and regulations of the U.S. Securities and Exchange Commission.

ITEM 16D          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not applicable.

ITEM 16E          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                  PURCHASERS.

         None.

ITEM 17. FINANCIAL STATEMENTS

         We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

         See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

ITEM 19. EXHIBITS


Exhibit
  No.                                              Description of Exhibit
-------    -----------------------------------------------------------------------------------------------------------
    1.1    Memorandum and Articles of Association of the Registrant(1) 2.1 Form
           of share certificate(1)
    2.2    Form of deposit agreement, including form of American Depositary Receipt(2)
    3.1    Declaration of Trust, dated October 5, 2004, from CNC BVI to the Academy of Sciences(1)
    3.2    Declaration of Trust, dated October 5, 2004, from CNC BVI to INC-SARFT(1)
    3.3    Declaration of Trust, dated October 5, 2004, from CNC BVI to CRTC(1)
    3.4    Declaration of Trust, dated October 5, 2004, from CNC BVI to Shanghai Alliance(1)
    3.5    Declaration of Trust, dated October 5, 2004, from CNC BVI to Shandong SASAC(1)
    3.6    Trust Arrangement, dated October 5, 2004, entered into between CNC BVI, China Netcom Group and the Academy of Sciences (English Translation)(1)
    3.7    Trust Arrangement, dated October 5, 2004, entered into between CNC
           BVI, China Netcom Group and INC-SARFT (English Translation)(1)
    3.8    Trust Arrangement, dated October 5, 2004, entered into between CNC
           BVI, China Netcom Group and CRTC (English Translation)(1)
    3.9    Trust Arrangement, dated October 5, 2004, entered into between CNC BVI, China Netcom Group and Shanghai
           Alliance (English Translation)(1)
   3.10    Trust Arrangement, dated October 5, 2004, entered into between CNC
           BVI, China Netcom Group and Shandong SASAC (English Translation)(1)
    4.1    Asset Injection Agreement, dated June 29, 2004, among China Netcom Group, CNC BVI, CNC China and us
           (English Translation)(1)
    4.2    Letter of Undertakings by China Netcom Group (English Translation)(1)
    4.3    Trademark Licensing Agreement, dated October 8, 2004 among CNC China, China Netcom Group and us (English
           Translation)(1)
    4.4    Restructuring Agreement, dated September 6, 2004 among CNC China, China Netcom Group and us (English
           Translation)(1)
    4.5    Non-Competition Agreement, dated September 6, 2004 among CNC China, China Netcom Group and us (English
           Translation)(1)
    4.6    Assets and Liabilities Transfer Agreement, dated June 23, 2004 entered into between CNC China and China
           Netcom Group (English translation)(1)
    4.7    Interconnection Settlement Agreement, dated October 8, 2004 between CNC China and China Netcom Group
           (English Translation)(1)
    4.8    Property Leasing Agreement, dated October 8, 2004 between CNC China and China Netcom Group (English
           Translation)(1)
    4.9    Property Sub-leasing Agreement, dated October 8, 2004 between CNC China and China Netcom Group (English
           Translation)(1)
   4.10    Master Services Sharing Agreement, dated October 8, 2004 between CNC China and China Netcom Group (English
           Translation)(1)
   4.11    Engineering and Information Technology Services Agreement, dated October 8, 2004 between CNC China and
           China Netcom Group (English Translation)(1)
   4.12    Materials Procurement Agreement, dated October 8, 2004 between CNC China and China Netcom Group (English
           Translation)(1)
   4.13    Ancillary Telecommunications Services Agreement, dated October 8, 2004 between CNC China and China Netcom
           Group (English Translation)(1)
   4.14    Support Services Agreement, dated October 8, 2004 between CNC China and China Netcom Group (English
           Translation)(1)
   4.15    Telecommunication Facilities Leasing Agreement, dated October 8, 2004 between CNC China and China Netcom
           Group (English Translation)(1)
   4.16    Capacity Purchase Agreement, dated June 30, 2004 between Asia Netcom and East Asia Netcom Limited(1)
   4.17    Capacity Lease Agreement, dated June 30, 2004 between Asia Netcom and East Asia Netcom Limited and
           Amendment No. 1 dated October 6, 2004(1)
   4.18    Management Services Agreement, dated June 30, 2004 between Asia Netcom and East Asia Netcom Limited and
           Amendment No. 1 dated October 6, 2004(1)
   4.19    Share Option Plan (English Translation)(1)
   4.20    Share Purchase and Exchange Agreement, dated June 11, 2004 and amendment dated July 20, 2004 among China
           Netcom Holdings (BVI) Limited, CNC Fund L.P. and us(1)
   4.21    Form of Senior Management Employment Agreement (English Translation)(1)
   4.22    Form of Director's Employment Agreement (English Translation)(1)
   4.23    Share Purchase and Sale Agreement dated June 30, 2004 entered into between Asia Netcom and CNC Network
           Corporation Limited(1)
   4.24    Assignment and Novation Agreement dated June 30, 2004 entered into among Asia Netcom, CNC Network
           Corporation Limited and us(1)
   4.25    Share Purchase Agreement dated December 2, 2003 entered into among
           SBAIF Asia Netcom (Cayman) Holdings, China Netcom Corporation
           International Limited, Asia Netcom and us(1)
   4.26    Shareholders Agreement dated March 12, 2003 entered into among China Netcom Corporation International
           Limited, SB Asia Infrastructure Fund L.P., Newbridge Asia Netcom (Cayman) Holdings, Asia Netcom and us(1)
   4.27    Share and Asset Purchase Agreement dated November 17, 2002 entered into between Asia Netcom and AGC(1)
   4.28    Share Purchase Agreement, dated December 2, 2003 entered into among Newbridge Asia Netcom (Cayman)
           Holdings, China Netcom Corporation International Limited, Asia Netcom and us(1)
   4.29    Share Transfer Agreement, dated June 10, 2004, entered into between China Netcom Group and China Netcom
           Holdings (English Translation)(1)
   4.30    Share Transfer Agreement, dated April 20, 2004, entered into between China Netcom Group and the Academy of
           Sciences, INC-SARFT, CRTC and Shanghai Alliance (English Translation)(1)
   4.31    Asset Transfer Agreement, dated April 26, 2004, entered into between China Netcom Group and Shandong SASAC
           (English Translation)(1)
   4.32    Telecommunications Assets Transfer Agreement, dated June 10, 2004, entered into between China Netcom Group and Jitong Communications Company Limited (English Translation)(1)
   4.33    Telecommunications Assets Transfer Agreement, dated June 10, 2004, entered into between China Netcom Group and Guangdong Telecommunications Company Limited (English Translation)(1)
   4.34    Debenture, dated July 29, 2004 entered into among Asia Netcom Asia
           Pacific Limited, Asia Netcom Asia Pacific Commercial Limited, Asia
           Netcom Hong Kong Limited and Industrial and Commercial Bank of
           China (Asia) Limited(1)
   4.35    Deed of Mortgage of Shares, dated July 29, 2004 entered into between Asia Netcom and Industrial and
           Commercial Bank of China (Asia) Limited(1)
   4.36    Debenture, dated July 29, 2004 entered into among Asia Netcom Services (S) Pte. Ltd., Asia Netcom
           Corporation (Singapore) Pte. Limited, Asia Netcom Singapore Pte. Ltd., Southeast Asia Netcom (Singapore)
           Pte. Ltd. and Industrial and Commercial Bank of China (Asia) Limited(1)
   4.37    Group Share Mortgage, dated July 29, 2004 entered into among Asia Netcom Corporation (Singapore) Pte.
           Limited, Asia Netcom Services (S) Pte. Ltd., Southeast Asia Netcom (Singapore) Pte. Ltd., Asia Netcom
           Singapore Pte. Ltd. and Industrial and Commercial Bank of China (Asia) Limited(1)
   4.38    Assignment of Building Agreement, dated July 29, 2004 entered into between Asia Netcom Singapore Pte. Ltd.
           and Industrial and Commercial Bank of China (Asia) Limited(1)
   4.39    Share Pledge Agreement, dated July 28, 2004 entered into among Asia Netcom Corporation (Singapore) Pte.
           Ltd., the seven financial institutions listed in the Share Pledge Agreement and Industrial and Commercial
           Bank of China (Asia) Limited(1)
   4.40    Amended and Restated Facility Agreement, dated July 27, 2004 entered into among Asia Netcom, the seven banks named in the
           Amended and Restated Facility Agreement, Industrial and Commercial
           Bank of China (Asia) Limited(1)
   4.41    Group Subordination Deed, dated July 27, 2004 entered into between Asia Netcom and Industrial and
           Commercial Bank of China (Asia) Limited(1)
   4.42    Group Subordination Deed, dated July 27, 2004 entered into among our Company and China Netcom Corporation
           International Limited, Asia Netcom and Industrial and Commercial Bank of China (Asia) Limited(1)
   4.43    Debenture, dated July 27, 2004 entered into between Asia Netcom and Industrial and Commercial Bank of
           China (Asia) Limited(1)
   4.44    Group Assignment of Insurances, dated July 27, 2004 entered into among Asia Netcom, EANL and Industrial and Commercial Bank of China (Asia) Limited(1)
   4.45    Security Assignment, dated July 27, 2004 entered into between Asia Netcom and Industrial and Commercial
           Bank of China (Asia) Limited(1)
   4.46    Charge Over Deposit Account, dated July 27, 2004 entered into between Asia Netcom and Industrial and
           Commercial Bank of China (Asia) Limited(1)
   4.47    Charge Over Accounts, dated July 27, 2004 entered into between Asia Netcom and Industrial and Commercial
           Bank of China (Asia) Limited(1)
   4.48    Deed of Mortgage of Shares in Asia Netcom, dated July 27, 2004 entered into between China Netcom
           Corporation International Limited and Industrial and Commercial Bank of China (Asia) Limited(1)
   4.49    Guarantee and Indemnity, dated July 27, 2004 entered into between our Company and Industrial and
           Commercial Bank of China (Asia) Limited
    8.1    List of subsidiaries of the Registrant
   11.1    Code of Ethics
   12.1    Chairman Certification
   12.2    CEO Certification
   12.5    CFO Certification
   13.1    Certification by Chairman, CEO and CFO


-------------------
(1) Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-119786) filed with the SEC in connection with our global offering in November 2004.

(2) Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-119970) filed with the SEC with respect to American Depositary Shares representing our ordinary shares.

                                   SIGNATURE


         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                             China Netcom Group Corporation
                                             (Hong Kong)Limited

                                             /s/ Edward Tian Suning
                                             _________________________________
                                             Name:  Edward Tian Suning
                                             Title: Chief Executive Officer



Date:  June    , 2005

                                                                Exhibit 11.1

              China Netcom Group Corporation (Hong Kong) Limited

                                Code of Ethics
                            for Executive Officers

         China Netcom Group Corporation (Hong Kong) Limited (the "Company") is committed to conducting its business in accordance with applicable laws, rules and regulations and the highest standards of business conduct, and to full and accurate financial disclosure in compliance with applicable law. This Code of Ethics, applicable to the Company's Chief Executive Officer, Senior Vice Presidents, Chief Financial Officer and Controller (or persons performing similar functions) (together, "Executive Officers"), sets forth specific policies to guide you in the performance of your duties.

         As an Executive Officer, you must not only comply with applicable law. You also have a responsibility to conduct yourself in an honest and ethical manner and must abide by Company policies and procedures that govern the conduct of its business. Your leadership responsibilities include creating a culture of high ethical standards and commitment to compliance, maintaining a work environment that encourages employees to raise concerns, and promptly addressing employee compliance concerns.

Compliance With Laws, Rules And Regulations

         You are required to comply with the laws, rules and regulations that govern the conduct of its business and to report any suspected violations in accordance with the section below entitled "Compliance With Code Of Ethics."

Conflicts Of Interest

         As an Executive Officer, you must avoid conflicts of interest. A conflict of interest occurs when your private interest interferes in any way with the interests of the Company or its subsidiaries. A conflict of interest may also arise when you or a member of your immediate family receive improper personal benefits as a result of your position in the Company. You should also be mindful of, and seek to avoid, conduct which could reasonably be construed as creating an appearance of a conflict of interest.

         Any question you may have about an actual or potential conflict of interest with the Company should be brought promptly to the attention of the General Counsel, who will review the question and determine an appropriate course of action, including whether consideration or action by the Audit Committee of the Board of Directors (the "Audit Committee") is necessary. If the question is then brought before the Audit Committee, you must make full disclosure of all facts and circumstances to the chair of the Audit Committee, and obtain the prior written approval of the Audit Committee. Executive Officers involved in any conflict or potential conflict situations shall withdraw from any decision making process relating thereto.

Disclosures

         It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company. As an Executive Officer, you are required to promote compliance by all employees with this policy and to abide by Company standards, policies and procedures designed to promote compliance with this policy.

Compliance With Code Of Ethics

         If you know of or suspect a violation of applicable laws, rules or regulations or this Code of Ethics, you must immediately report that information to the General Counsel or any member of the Audit Committee or any member of the Board of Directors. After such information is reported, persons authorized by the Audit Committee, the Board of Directors or otherwise authorized by the Company's procedures may conduct an investigation. Company policy prohibits retaliation against employees because of a good faith report of a suspected violation.

         Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Audit Committee shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

Waivers Of Code Of Ethics

         If you would like to seek a waiver of the Code of Ethics you must make full disclosure of your particular circumstances to the Audit Committee. Amendments to and waivers of this Code of Ethics will be publicly disclosed as required by applicable law and regulations.

No Rights Created

         This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the Company's Executive Officers in the conduct of the Company's business. It is not intended to and does not create any rights in any employee, customer/client, visitor, supplier, competitor, shareholder or any other person or entity.


                                 Exhibit - 2

                                                           Exhibit 12.1

                                 CERTIFICATION

I, ZHANG CHUNJIANG, certify that:

1. I have reviewed this annual report on Form 20-F of China Netcom Group Corporation (Hong Kong) Limited (the "Company");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure procedures, as of the end of the period covered by the report based on such evaluation; and

         (c) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of Company's board of directors (or persons performing the equivalent function):

         (a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: June [    ] , 2005

                                           By: /s/ Zhang Chunjiang
                                              ____________________________


                                 Exhibit - 3

                                                           Exhibit 12.2

                                 CERTIFICATION

I, EDWARD TIAN SUNING, certify that:

1. I have reviewed this annual report on Form 20-F of China Netcom Group Corporation (Hong Kong) Limited (the "Company");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure procedures, as of the end of the period covered by the report based on such evaluation; and

         (c) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of Company's board of directors (or persons performing the equivalent function):

         (a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: June [    ] , 2005

                                          By:________________________________


                                 Exhibit - 4

                                                            Exhibit 12.3

                                 CERTIFICATION

I, FAN XINGCHA, certify that:

1. I have reviewed this annual report on Form 20-F of China Netcom Group Corporation (Hong Kong) Limited (the "Company");

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

         (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         (b) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure procedures, as of the end of the period covered by the report based on such evaluation; and

         (c) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of Company's board of directors (or persons performing the equivalent function):

         (a) All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

         (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

Date: June [    ] , 2005

                                            By: /s/ Fan Xingcha
                                               ________________________


                                 Exhibit - 5

                                                                Exhibit 13.1
 Certification of Principal Executive Officers and Principal Financial Officer

                      Pursuant to 18 U.S.C. Section 1350,
                        and Pursuant to Rule 13a-14(b)
  under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

         In connection with the Annual Report on Form 20-F of China Netcom Group Corporation (Hong Kong) Limited (the "Company") for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), ZHANG CHUNJIANG, as Chairman of the board of directors of the Company, EDWARD TIAN SUNING, as Chief Executive Officer of the Company, and FAN XINGCHA, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. ss. 1350 and Rule 13a-14(b) under the Exchange Act, that, to the best of his knowledge:

         (1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Exchange Act; and

         (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Zhang Chunjiang
Name:   Zhang Chunjiang
Title:  Chairman of the board of directors
Date:   June [   ], 2005

By: /s/ Edward Tian Suning
Name:   Edward Tian Suning
Title:  Chief Executive Officer
Date:   June[   ], 2005

By: /s/ Fan Xingcha
Name:   Fan Xingcha
Title:  Chief Financial Officer
Date:   June [   ], 2005

         This certification accompanies the Report pursuant to Rule 13a-14(b) under the Exchange Act and 18 U.S.C. Section 1350 and shall not be deemed "filed" by the Company for purposes of ss.18 of the Exchange Act, or otherwise subject to the liability of that section


                                 Exhibit - 6

                                 Exhibit - 7

              CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of independent registered public accounting firm.....................F2

Consolidated income statements for the years
         ended December 31, 2002, 2003 and 2004..............................F3

Consolidated balance sheets at December 31, 2003 and 2004...............F4 - F5

Consolidated statements of changes in equity for the years ended
         December 31, 2002, 2003 and 2004....................................F6

Consolidated statements of cash flows for the years ended
         December 31, 2002, 2003 and 2004....................................F7

Notes to the consolidated financial statements.........................F8 - F90

            Report of Independent Registered Public Accounting Firm


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of China Netcom Group Corporation (Hong Kong) Limited (the Company ) and its subsidiaries (the Group) at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 41 to the consolidated financial statements.

PricewaterhouseCoopers


Certified Public Accountants


Hong Kong, June 15, 2005


CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

CONSOLIDATED INCOME STATEMENT


                                                                          Years ended December 31,
                                                Note           2002             2003              2004          2004
                                                                RMB              RMB               RMB           US$
                                                            million          million           million       million
Revenues                                         4          54,443             59,898            64,922         7,844
                                                        -------------- ----------------- -------------- -------------

  Operating expenses
  Depreciation and amortization                           (18,808)           (20,483)          (18,754)      (2,266)
  Networks, operations and support                        (10,578)           (11,990)          (11,591)      (1,400)
  Staff costs                                   11         (6,433)            (7,547)           (8,041)        (972)
  Selling, general and administrative                      (5,682)            (7,053)           (9,566)      (1,156)
  Other operating expenses                                 (1,521)            (1,660)           (1,534)        (185)
                                                        -------------- ----------------- -------------- -------------

 Operating profit before interest
  income, dividend income and deficit
  on revaluation of fixed assets                            11,421            11,165             15,436        1,865
                                                        -------------- ----------------- -------------- -------------

Interest  income                                                82                79                 76            9
Dividend income                                                 78                45                 17            2
Deficit on revaluation of fixed assets         17(c)             -          (25,778)                  -             -
                                                        -------------- ----------------- -------------- -------------

Profit/(loss) from operations                    5          11,581          (14,489)             15,529         1,876
Finance costs                                    6         (2,848)           (3,026)            (2,932)        (354)

Share of loss of
  - Associated companies                                       (1)               (1)                (1)            -
  - Jointly controlled entity                                    -             (415)                 -             -
                                                        -------------- ----------------- -------------- -------------

Profit/(loss) before taxation                                8,732          (17,931)             12,596         1,522
Taxation                                         7         (2,212)             6,819            (3,348)        (405)
                                                        -------------- ----------------- -------------- -------------

Profit/(loss) after taxation                                 6,520          (11,112)              9,248         1,117
Minority interests                                               -                 1                  -             -
                                                        -------------- ----------------- -------------- -------------

Profit/(loss) for the year                                   6,520          (11,111)              9,248         1,117
                                                        ============== ================= ============== =============

Final dividend proposed after balance
  sheet date                                     9               -                 -                245            30
                                                        ============== ================= ============== =============

Basic earnings/(loss) per share                 10         RMB1.19            RMB(2.02)           RMB1.64    USD0.20
                                                        ============== ================= ============== =============

Diluted earnings/(loss) per share               10         RMB1.19            RMB(2.02)           RMB1.63    USD0.20
                                                        ============== ================= ============== =============

                        The accompanying notes are an integral part of these consolidated financial statements.


CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

CONSOLIDATED BALANCE SHEET

                                                                         As at December 31,
                                                   Note            2003               2004            2004
                                                                    RMB                RMB             US$
                                                                million            million         million
Assets

Current assets
 Cash and bank deposits                           12              6,316             10,053          1,215
 Short-term investments                           13              1,506              2,876            347
 Accounts receivable                              14              6,343              5,688            687
 Inventories and consumables                      15              1,238                941            114
 Prepayments and other receivables                16              1,640              1,006            122
 Due from holding companies and fellow
   subsidiaries                                   26                449                373             45
                                                          ---------------- ---------------- ---------------

Total current assets                                             17,492             20,937          2,530
                                                          ---------------- ---------------- ---------------

Non-current assets
  Fixed assets                                    17            133,919            125,582         15,173
  Construction in progress                        18             15,695              8,073            975
  Intangible assets                               19                184                316             38
  Deferred costs                                  20              7,872              7,449            900
  Deferred tax assets                             29              2,784              2,394            289
  Long-term investments                           21                880                  -              -
  Interests in associated companies               21                 90                  -              -
  Other non-current assets                                          618                424             52
                                                          ---------------- ---------------- ---------------

Total non-current assets                                        162,042            144,238         17,427
                                                          ---------------- ---------------- ---------------

Total assets                                                    179,534            165,175         19,957
                                                          ================ ================ ===============



           The accompanying notes are an integral part of these consolidated financial statements.


CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

CONSOLIDATED BALANCE SHEET (CONTINUED)

                                                                        As at December 31,
                                                  Note         2003                 2004            2004
                                                                RMB                  RMB             US$
                                                            million              million         million
Liabilities and equity

Current liabilities
 Accounts payable                               23          14,786                14,653           1,770
 Accruals and other payables                    24           4,410                 3,353             405
 Short-term bank loans                        25(a)         32,217                29,339           3,545
 Current portion of long-term bank and        25(b)
   other loans                                              15,716                 7,270             878
 Due to ultimate holding company                26           9,002                 8,244             996
 Current portion of deferred revenues           27           7,229                 6,653             804
 Current portion of provisions                  28           3,083                 2,596             314
 Taxation payable                                             428                    196              24
                                                        ---------------- ---------------- ----------------
Total current liabilities                                   86,871                72,304           8,736
                                                        ---------------- ---------------- ----------------

Net current liabilities                                    (69,379)              (51,367)         (6,206)
                                                        ---------------- ---------------- ----------------

Total assets less current liabilities                       92,663                92,871          11,221
                                                        ---------------- ---------------- ----------------

Non-current liabilities
 Long-term bank and other loans               25(b)         22,309                21,861           2,641
 Due to holding companies                       26           4,750                     -               -
 Deferred revenues                              27          14,604                11,817           1,428
 Provisions                                     28           2,341                 2,143             259
 Deferred tax liabilities                       29           4,213                 1,321             160
 Other non-current liabilities                               1,067                   564              68
                                                        ---------------- ---------------- ----------------
Total non-current liabilities                               49,284                37,706           4,556
                                                        ---------------- ---------------- ----------------

Total liabilities                                           136,155              110,010          13,292
                                                        ---------------- ---------------- ----------------

Minority interests                                             3                       -               -
                                                        ---------------- ---------------- ----------------

Financed by:
 Share capital                                  30           1,819                 2,181             264
 Reserves                                                   41,557                52,984           6,401
                                                        ---------------- ---------------- ----------------
Shareholders' equity                                        43,376                55,165           6,665
                                                        ---------------- ---------------- ----------------

Total liabilities & equity                                  179,534              165,175          19,957
                                                        ================ ================ ================


           The accompanying notes are an integral part of these consolidated financial statements.


CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

                                          Share      Share    Capital     Statutory  Revaluation     Other   Retained
                                        capital    Premium    Reserve       reserve     Reserve    reserve   earnings      Total
                                            RMB        RMB        RMB           RMB         RMB        RMB        RMB        RMB
                                        million    million    million       million     Million    million    million    million
                                       (Note 30)

Balance as at January 1, 2002             1,819     34,168          -            -            -          -     23,219     59,206
Profit for the year                           -          -          -            -            -          -      6,520      6,520
Contributions from owners                     -          -          -            -            -          -        507        507
Distributions to owners                       -          -          -            -            -          -     (4,020)    (4,020)
                                      ----------- ---------- ---------- ------------ ------------ ---------- ---------- ----------

Balance at December 31, 2002              1,819     34,168          -            -            -          -     26,226     62,213
                                      =========== ========== ========== ============ ============ ========== ========== ==========

Balance as at January 1, 2003             1,819     34,168          -            -            -          -     26,226     62,213
Loss for the year                             -          -          -            -            -          -    (11,111)   (11,111)
Distributions to owners                       -          -          -            -            -          -     (9,724)    (9,724)
Revaluation surplus (Note 17)                 -          -          -            -        2,982          -          -      2,982
Revaluation tax credit                        -          -          -            -         (984)         -          -       (984)
                                      ----------- ---------- ---------- ------------ ------------ ---------- ---------- ----------

Balance at December 31, 2003              1,819     34,168          -            -        1,998          -      5,391     43,376
                                      =========== ========== ========== ============ ============ ========== ========== ==========

Balance as at January 1, 2004             1,819     34,168          -            -        1,998          -      5,391     43,376
Profit for the year                           -          -          -            -            -          -      9,248      9,248
Appropriation to statutory reserve
  (Note 8(b))                                 -          -          -          723            -          -       (723)-        -
Movement of deferred tax recognised
  in equity (Note 29 (i) and (ii))            -          -          -            -          846      2,355       (137)     3,064
Transfer to retained earnings                 -          -          -            -         (697)      (241)       938          -
Contributions from owners                     -          -          -            -            -          -        201        201
Distributions  to owners                      -          -          -            -            -          -     (2,600)    (2,600)
Net assets distributed to owners in
  accordance with Reorganisation              -          -          -            -            -          -     (6,047)    (6,047)
Distribution to an owner upon
  assignment of loan (Note 37(f(i))           -          -          -            -            -          -     (1,021)    (1,021)
Transfer to capital reserve
  upon reorganization                         -          -        265            -            -          -       (265)         -
Issue of shares through Global
  Offering, net of issue expenses           362      8,582          -            -            -          -          -      8,944

                                      ----------- ---------- ---------- ------------ ------------ ---------- ---------- ----------

Balance at December 31, 2004              2,181     42,750        265          723        2,147      2,114      4,985     55,165
                                      =========== ========== ========== ============ ============ ========== ========== ==========

Balance at December 31, 2004 (in                                                87          260
  US$)                                      264      5,165         32                                  255        602      6,665
                                      =========== ========== ========== ============ ============ ========== ========== ==========



                       The accompanying notes are an integral part of these consolidated financial statements.


CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                Years ended December 31,
                                                          Note           2002           2003         2004          2004
                                                                          RMB            RMB          RMB           US$
                                                                      million        million      million       million

Cash flows from operating activities
  Net cash inflows generated from operations          32(a)            28,024         28,807       29,706         3,589
  Interest received                                                        82             79           75             9
  Dividends received                                                       78             45           17             2
  Interest paid                                                       (2,789)        (2,668)      (2,921)         (353)
  Profits tax paid                                                    (1,467)          (931)          (7)           (1)
                                                                  ------------- ------------- ------------ -------------

  Net cash inflow from operating activities                            23,928         25,332       26,870         3,246
                                                                  ------------- ------------- ------------ -------------

Cash flows from investing activities
  Purchase of fixed assets and construction in
   progress                                                          (25,814)       (28,528)     (21,239)       (2,566)
  Sales of fixed assets                                                   768            735          893           108
  Sales of other investments                                              274          1,195        1,528           185
  Net (increase)/decrease in time deposits with
   maturity over three months
                                                                        (109)             78           13             2
  Investment in Asia Netcom                             32(c)               -          (507)            -             -
  Purchase of additional interest in Asia Netcom
                                                        32(c)               -             55            -             -
  Purchase of other investments                                       (1,041)           (29)      (2,902)         (351)
                                                                  ------------- ------------- ------------ -------------

Net cash outflow from investing activities                           (25,922)       (27,001)     (21,707)       (2,622)
                                                                  ------------- ------------- ------------ -------------

Cash flows from financing activities
  New bank loans and other loans                                       48,495         63,033       50,194         6,065
  Repayment of bank loans                                            (43,208)       (64,614)     (51,818)       (6,261)
  Capital element of finance lease payments                              (88)          (101)        (603)          (73)
  Advance from owners                                                       -          4,750            -             -
  Contribution received from owners                                       507              -          201            24
  Payment of distribution to owner                                    (3,972)        (1,806)      (7,310)         (883)
  Loans to fellow subsidiaries and related parties
                                                       37(f(i))             -              -      (1,021)         (123)
  Issues of shares through Global Offering, net of
   issue expenses                                       30(d)               -              -        8,944         1,081
                                                                  ------------- ------------- ------------ -------------

Net cash inflow/(outflow) from financing activities
                                                                        1,734          1,262      (1,413)         (170)
                                                                  ------------- ------------- ------------ -------------

Increase/(Decrease) in cash and cash equivalents
                                                                        (260)          (407)        3,750           453
Cash and cash equivalents at beginning of year
                                                                        6,950          6,690        6,283           759
                                                                  ------------- ------------- ------------ -------------

Cash and cash equivalents at end of year                  12            6,690          6,283       10,033         1,212
                                                                  ============= ============= ============ =============

                          The accompanying notes are an integral part of these consolidated financial statements.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

1        The group, its reorganisation and principal activities

         Background of the group

         China Netcom Corporation (Hong Kong) Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("PRC") on October 22, 1999 as a limited liability company under the Hong Kong Companies Ordinance. Prior to a reorganization conducted for the listing of the shares of the Company ("the Reorganisation"), the Company's ultimate holding company was China Netcom (Holdings) Company Limited ("China Netcom Holdings").

         China Netcom Holdings was previously owned by four state-owned enterprises and became the Company's holding company in December 2000. The Company, through its principal operating subsidiary, China Netcom (Group) Limited ("CNC China"), is engaged in the provision of fixed line telecommunication services through different regional branch offices in the PRC. In March 2003, the Company along with two co-investors through Asia Netcom Corporation Limited ("Asia Netcom"), being a 51% owned jointly controlled entity of the Company at that time, acquired the Asia-Pacific submarine cable assets and related physical network assets and liabilities, from Asia Global Crossing Ltd. On December 31, 2003, the Company further purchased the remaining 49% interests in Asia Netcom held by the other co-investors and became the sole owner of Asia Netcom.

         Reorganisation of the group

         In anticipation of the listing of the Company's shares and American Depository Shares ("ADSs") on The Stock Exchange of Hong Kong and the New York Stock Exchange Inc. respectively ("Global Offering"), China Netcom Holdings and China Network Communications Group Corporation (the "China Netcom Group") both being state owned enterprises under the supervision and regulation of the Ministry of Information Industry ("MII"), underwent the Reorganisation which was effective for accounting purposes on June 30, 2004 (see Note 2). Immediately after the Reorganisation, the ultimate holding company of the Group was China Netcom Group.

         China Netcom Group, the Group's current ultimate holding company, was established by the State Council of the PRC in May 2002. Under a comprehensive industry restructuring plan relating to the fixed line telecommunication sector in China approved by the State Council in November 2001, the fixed line telecommunications businesses originally operated by China Telecommunication Corporation ("China Telecom Group") were split into northern and southern operations. In May 2002, China Netcom Group took over the northern part fixed line telecommunication operations in 10 provinces, municipalities and autonomous regions.

         The Reorganisation undertaken in anticipation of the listing of the Company comprised the following:

         (a) China Netcom Group acquired the entire interest in China Netcom Holdings from its four state owners and became the ultimate holding company of the Group;

         (b) The Company's principal operating subsidiary, namely CNC China, transferred all its assets and liabilities in the PRC telecommunications operations to China Netcom Group, and assets and liabilities of the PRC fixed line telecommunications operations previously owned by both China Netcom Group and the Company were combined in the respective provinces, municipalities and autonomous regions;

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


1        The group, its reorganisation and principal activities (Continued)

         Reorganisation of the group (Continued)

         (c) After excluding certain assets and liabilities which were retained by China Netcom Group as set out in (f) (i) below, the net assets of the telecommunications operations of 8 PRC provinces and municipalities, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province, Liaoning Province, Shanghai Municipality and Guangdong Province (collectively referred to as the "Eight Service Regions"), which had been valued at RMB43,012 million, based on an independent valuation, were injected into the Company in consideration of approximately 5,442 million ordinary shares (21,769 million shares before share consolidation, see Note 30(b) for details) of the Company (the "Asset Injection").

         (d) Certain Asia-Pacific submarine cable assets and related physical network assets and liabilities were transferred from Asia Netcom to China Netcom Group.

         (e) The Company and it's subsidiaries (the "Group"), immediately after the Reorganisation, contains the assets and liabilities related to: (i) fixed line telecommunication operations in the Eight Service Regions; and (ii) fixed line telecommunication operations in the Asia-Pacific region operated by Asia Netcom (collectively the "Restructured Businesses").

         (f) China Netcom Group, immediately after the Reorganisation, retained or held the following assets and liabilities: (i) certain assets and liabilities of the Eight Service Regions including fixed assets, mainly inter-provincial optic fibers, investments in associated companies, long-term investments, bank balances and borrowings and those attributable to certain minor ancillary telecommunications services; (ii) all assets and liabilities of the fixed line telecommunication operations outside the Eight Service Regions; (iii) all non-core businesses representing businesses other than the principal communications services operations in the Group's our northern and southern service regions and primarily include procurement of materials, equipment maintenance services, engineering, project planning and design and operations of certain social facilities and (iv) the Asia-Pacific submarine cable assets and related physical network transferred from Asia Netcom (collectively the "Retained Businesses ").

                  The above reorganisation procedures primarily resulted in a net effect of (i) the transfer from China Netcom Group to the Company of the assets and liabilities of the telecommunications operations in the Eight Service Regions, which were previously owned by China Netcom Group prior to the Reorganisation; and (ii) the transfer from the Company to China Netcom Group of certain assets and liabilities of the telecommunications operations outside the Eight Service Regions and the Asia-Pacific submarine cable assets and related physical network, which were previously owned by the Group prior to the Reorganisation.

                  The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on November 17, 2004 and the ADSs of the Company were listed on The New York Stock Exchange Inc. on November 16, 2004.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


1        The group, its reorganisation and principal activities (Continued)

         Principal activities

         After the Reorganisation, the Group is a dominant provider of fixed line telephone services, broadband, other Internet-related services, and business and data communications services in six northern municipalities and provinces, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province and Liaoning Province in the PRC. The Group also provides telecommunications services to selected business and residential customers in a southern municipality and a southern province, namely Shanghai Municipality and Guangdong Province in the PRC. In addition, the Group operates a network and offers international data services throughout the Asia Pacific countries and regions.

         After the Reorganisation, the Group's principal services consist of:

         o fixed line telephone services (including the personal handy phone system (PHS) services), comprising:
                  - local, domestic long distance and international long
                    distance services;
                  - value-added services, including caller identity, telephone information services; and
                  - interconnection services provided to other domestic
                    telecommunications service providers including the fellow subsidiary owned by China Netcom Group operating outside the Eight Service Regions ;
         o        broadband services and other Internet-related services;
         o business and data communications services, including integrated regional data and voice communications services; and
         o international services consisting of international voice services including international inbound calls destined for the PRC or transit through the PRC or other Asia-Pacific countries and regions, and leased line, Internet access, managed data and other telecommunications services provided to business and carrier customers located outside the PRC.

         The Group's PRC operations are subject to the supervision of and regulation by the PRC Government. The MII, pursuant to the authority delegated by the PRC's State Council, is responsible for formulating the telecommunications industry policies and regulations (the "Telecommunications Regulations").

         Under the Telecommunications Regulations, all telecommunications operators in the PRC must obtain a telecommunications service operating license from the MII or from the provincial telecommunications administrations. Providers of value-added services within a single province are required to obtain licenses from provincial telecommunications administrations. Providers of basic telecommunications services and providers of value-added services in two or more provinces, autonomous regions and municipalities are required to obtain licenses from the MII. In accordance with the approval of the MII, CNC China, the Group's principal operating subsidiary in China, as an indirect subsidiary of China Netcom Group, has the right to operate the Group's telecommunications business in Eight Service Regions under the authorization of China Netcom Group, which holds the license required for operating the Group's telecommunications businesses in the PRC.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


1        The group, its reorganisation and principal activities (Continued)

         Principal activities (Continued)

         Following the Reorganisation, China Netcom Group continues to be the holder of the licenses for operating a telecommunications network in China, but has, with the consent of the MII, granted CNC China the right to operate under its licenses, the assets described above and the related business. The Company is the holder of licenses that are necessary to own and operate the assets that are outside the PRC described above in such key countries and regions such as Hong Kong, Japan, Singapore and Korea.

2        Basis of presentation

         The Reorganisation was effective for accounting purposes on June 30, 2004, which was the date on which the Company and China Netcom Group signed the legally binding agreements that identified (i) all specific assets and liabilities under the Asset Injection to be transferred to the Company from China Netcom Group and (ii) the specific assets and liabilities to be transferred from Asia Netcom to China Netcom Group.

         China Netcom Group and China Netcom Holdings were both state-owned enterprises before and after the Reorganisation, and the acquisition of China Netcom Holdings by China Netcom Group was carried out under the directive of the State Council. Accordingly, the Reorganisation was regarded as a common control transaction and accounted for using merger accounting, as permitted by the Hong Kong Statement of Standard Accounting Practice 27 "Accounting for group reconstructions", and the assets and liabilities injected into the Company by China Netcom Group under Note 1 (c) above have been stated at historical amounts. The consolidated financial statements present the consolidated results and financial position of the Group as if China Netcom Holdings and China Netcom Group had been merged throughout the periods presented and as if the Restructured Businesses were injected into the Company from China Netcom Group at the beginning of the earliest periods presented or when such businesses were acquired by the Group or China Netcom Group, whichever is later. The consolidated financial statements do not include the results and financial position of businesses previously owned by China Netcom Group outside the Eight Service Regions which had been retained by China Netcom Group upon the Reorganisation.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


2        Basis of presentation (Continued)

         Prior to the consummation of the Reorganisation, the assets and liabilities of the PRC telecommunications operations, both within and outside the Eight Service Regions of the Company held through CNC China, the Company's principal operating subsidiary, had been historically under common management and control. Therefore, the Group's consolidated income statements for the years ended December 31, 2003 and 2004 and consolidated balance sheets as at December 31, 2003 include the entire consolidated financial data of the PRC operations of CNC China up to the effective date of the Reorganisation although the assets and liabilities of operations of CNC China outside the Eight Service Regions had been transferred to China Netcom Group under the Reorganisation as set out in Note 1 above. In addition, the consolidated balance sheet as at December 31, 2003 also include the assets and liabilities of the Eight Service Regions in the PRC which had been retained by China Netcom Group under the Reorganisation (see Note 1 (f) (i) above) and the assets and liabilities that were transferred from Asia Netcom to China Netcom Group under the Reorganisation (see Note 1 (f) (iv) above) as those assets and liabilities were part of the telecommunications operations and were not separately managed throughout the periods presented. The above assets and liabilities retained by, or transferred to, China Netcom Group but included in the Financial Statments as at the year ended December 31, 2003 and the amounts of such assets and liabilities distributed to owners on June 30, 2004 as a result of the Reorganisation were as follows:


                                                                                               As at               As at
                                                                                        December 31,              June30,
                                                                                                2003                2004
                                                                                                 RMB                 RMB
                                                                                             million             million

            Assets and liabilities:
            Current assets                                                                     2,637               1,915
            Fixed assets, net
                                                                                   ---------------------------------------
              - Land and buildings                                                 |          10,276              10,169  |
              - Telecommunications networks and equipment                          |           7,089               6,760  |
              - Furniture, fixtures, motor vehicles and                            |                                      |
                 other equipment                                                   |             216                 251  |
                                                                                   ---------------------------------------
                                                                                              17,581              17,180
                                                                                   ------------------- -------------------

            Construction in progress                                                           2,057               1,401
            Interest in associated companies and long-term
             investments                                                                         970                 969
            Other non-current assets                                                             396                 281
            Current liabilities                                                               (7,618)             (5,830)
            Non-current loans and other borrowings                                            (4,979)             (5,153)
            Other non-current liabilities                                                     (4,833)             (4,716)
                                                                                   ------------------- -------------------

            Net assets                                                                         6,211               6,047
                                                                                   =================== ===================


CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


2        Basis of presentation (Continued)

         The results of the PRC operations of CNC China that were subsequently retained by China Netcom Group upon the Reorganisation up to June 30, 2004 (the effective date of the Reorganisation) but are included in the consolidated income statements for the year ended December 31, 2003 and 2004 are summarized as follows:

                                                                                                      For the six month
                                                                             For the year ended                   ended
                                                                                   December 31,             June 30, and
                                                                                                         the year ended
                                                                                                           December 31,
                                                                             2002         2003                     2004
                                                                              RMB          RMB                      RMB
                                                                          Million      Million                  Million

            Revenues                                                         433           802                     479
                                                                  ================ ============= =======================

            Operating expenses, mainly comprising:
              Depreciation and amortization                                  (157)        (240)                    (276)
             Networks, operations and support                                (283)        (409)                    (272)
              Staff costs                                                    (112)         (65)                     (64)
             Selling, general and administrative                             (188)        (257)                    (138)
             Other operating income/(expenses)                                (52)         (71)                      28
            Finance costs                                                    (342)        (496)                    (248)
                                                                  ---------------- ------------- -----------------------

            Loss for the period/year                                         (703)        (740)                    (486)
                                                                  ================ ============= =======================


         Accounting principles and standards
         -----------------------------------

         The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and accounting principles generally accepted in Hong Kong. They have been prepared under the historical cost convention modified by the revaluation of certain fixed assets and the marking to fair values of certain investments as explained in the principal accounting policies in Notes 3 below, and on a going concern basis.


            The HKICPA has issued a number of new and revised HKFRSs which are effective for accounting periods beginning on or after January 1, 2005. The Group has not early adopted these new and revised HKFRSs in the financial statements for the year ended December 31, 2004. The Group has commenced an assessment of the impact of these new and revised HKFRSs, but is not yet in a position to state whether these new and revised HKFRSs would have a significant impact on its results of operations and financial position.

         A significant percentage of the Group's funding requirements is achieved through short term borrowings. Consequently, the balance sheet indicates a significant working capital deficit. In the past, a substantial portion of the Group's short term borrowings have been rolled over upon maturity. Based on the Group's history of obtaining finance, its relationships with its bankers and its operating performance, the directors consider that the Group will continue to be able to roll over such short term financing, or will be able to obtain sufficient alternative sources of financing to enable it to operate and meet its liabilities as and when they fall due.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


3        Principal accounting policies

         The principal accounting policies adopted in the financial statements are set out below:

(a)      Basis of consolidation

         As set out in Note 2 above, the Reorganisation involved the injection of businesses from the Group's ultimate holding company into the Group and was accounted for using merger accounting, in accordance with SSAP No.27 issued by the HKICPA. The results and financial position of businesses merged under the Reorganisation were included in the consolidated financial statements as if the businesses were acquired at the beginning of the earliest periods presented or the date that such businesses were acquired by the Group or China Netcom Group whichever was later.

         Acquisitions of subsidiaries from third parties are accounted for using purchase accounting. The results and financial positions of such subsidiaries acquired or disposed of during the year are included in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

         All significant intercompany transactions and balances within the Group are eliminated on consolidation.

         Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(b)      Subsidiaries

         Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power, or holds more than half of the issued share capital.

         In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c)      Jointly controlled entities

         A jointly controlled entity is a joint venture which involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity. A jointly controlled entity controls the assets of the joint venture, incurs liabilities and expenses and earns income. It may enter into contracts in its own name and raise finance for the purposes of the joint venture activity. Each venturer is entitled to a share of the results of the jointly controlled entity under the equity method of accounting.

         The consolidated income statements include the Group's share of the results of jointly controlled entities under the equity method of accounting.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


3        Principal accounting policies (Continued)

(d)      Associated companies

         An associated company is a company, not being a subsidiary or a jointly controlled entity, in which an equity interest is held for the long-term and significant influence is exercised in its management.

         The consolidated income statements include the Group's share of the results of associated companies for the year, and the consolidated balance sheets include the Group's share of the net assets of the associated companies and any unamortised goodwill (net of accumulated amortisation) on acquisition.

         Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(e)      Revenue recognition

         (i) The Group's revenues are recognized as follows:

                  o Revenues derived from local, domestic long distance ("DLD") and international long distance ("ILD") telephone usage, which vary depending on the day, the time of day, the distance and duration of the call and the tariffs, are recognized when the services are provided to customers.

                  o Monthly telephone service fees are recognized in the period during which the telephone services are provided to customers.

                  o Upfront connection and installation fees received are deferred and recognized over the expected customer relationship period of 10 years. With effect from July 1, 2001, no further upfront fees for connection were charged to customers.

                  o Revenues from the sale of prepaid calling cards are deferred and recognized as the cards are consumed by customers.

                  o Revenues from PHS bundled service contracts are recognised as local, DLD, or ILD service fees according to the type of usage and on a systematic basis to match the pattern of usage of the PHS services by customers. PHS bundled service contracts comprise the provision of PHS services and handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period in order to receive a free handset (see Note 3(t)(ii) for the policy on cost of the handset ).

                  o Revenues from value-added communication services such as call waiting, call diverting and caller number display are recognized when the services are provided to customers.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


3        Principal accounting policies (Continued)

(e)      Revenue recognition (Continued)

         (i) The Group's revenues are recognized as follows (continued):

                  ( Revenues from the provision of broadband and other Internet-related services and managed data services are recognized when the services are provided to customers.

                  ( Interconnection fees from domestic and foreign telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.

                  ( Lease income from the leasing of lines and customer-end equipment is recognised over the term of the lease. Lease income from other domestic telecommunications operators and business customers for the usage of the Group's fixed line telecommunications networks is measured by the number of lines leased and the agreed upon rate per line leased. The lease arrangements are primarily determined on a year to year basis.

         (ii)     Interest income

                  Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

         (iii)    Dividend income

                  Dividend income is recognised when the right to receive payment is established.

(f)      Interest expenses

         Interest expenses that are attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

         All other interest expenses are charged to the consolidated income statements in the year in which they are incurred.

(g)      Interconnection charges

         Interconnection charges represent amounts incurred for the use of other telecommunications operators' networks for facilitating the completion of calls that originate from the Group's fixed line telecommunications networks. Interconnection charges are recognised on an accrual basis. For interconnection charges with domestic operators and the fellow subsidiaries of the Group, they are accrued based on actual amounts, while those with overseas operators are accrued based on the actual amounts, if known, or the Group's estimates.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


3        Principal accounting policies (Continued)

(h)      Translation of foreign currencies

         Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet dates are translated at rates of exchange ruling at the balance sheet dates. Exchange differences arising in these cases are dealt with in the consolidated income statements.

         The balance sheets of subsidiaries and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet dates and the respective income statements accounts are translated at the average exchange rates for the year. Exchange differences are dealt with as a movement in reserves.

         The consolidatedfinancial staements have been prepared in renminbi ("RMB"), the national currency of the PRC. Solely for the convenience of the reader, the consolidated financial statements for the year ended Deember 31, 2004 have been translated into United States dollars at the noon buying rate in New York City on december 31, 2004 for able transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00=RMB8.2765. No representation is made that the Renminbi amount could have been, or could be, converted into United States dollars at those rates or at any other certain rate, on December 31, 2004 or at any other dates.

(i)      Cash and cash equivalents

         Cash and cash equivalents, comprising cash on hand, deposits held at call with banks and cash investments with original maturities of three months or less are carried at cost.

(j)      Accounts receivable

         Accounts receivable are carried at original amounts less provisions for doubtful debts. The provision for doubtful debts is recorded if there is objective evidence that the Group will not be able to collect all amounts due according to the original term of the accounts receivable.

(k)      Inventories and consumables

         Inventories comprise mainly telephone handsets and are stated at the lower of cost and net realizable value on a first-in, first-out basis, after provisions for obsolescence.

         Consumables consist of materials and supplies used in maintaining the Group's telecommunication networks and are charged to the income statement when brought into use. Consumables are valued at cost less any provision for obsolescence.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


3        Principal accounting policies (Continued)

(l)      Fixed assets

         (i)      Construction-in-progress

                  Construction-in-progress represents buildings, telecommunications networks plant, transmission and switching equipment under construction and pending installation, and is stated at cost less any provision for impairment losses. Cost comprises direct costs of construction including borrowing costs attributable to the construction during the period of construction. When the asset being constructed becomes available for use, the construction-in-progress is transferred to the appropriate category of fixed assets.

         (ii)     Other fixed assets

                  Fixed assets are initially stated at cost less accumulated depreciation and accumulated impairment losses. Major costs incurred in restoring fixed assets to their normal working condition are charged to the income statement as incurred. Improvements are capitalised and depreciated over their expected useful lives.

                  Land and buildings, subsequent to initial recognition are stated at cost less accumulated impairment losses and depreciated over their expected useful lives.

                  Subsequent to the revaluation carried out as at December 31, 2003, which was based on depreciated replacement costs (Note
                  18), fixed assets other than land and buildings are carried at their revalued amounts, being the fair values at the date of revaluation, less subsequent accumulated depreciation and impairment losses. When an item of fixed asset is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately together with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount.

         (iii)    Revaluations

                  Revaluations on fixed assets other than land and buildings will be performed at intervals of not more than three years by independent valuers; in each of the intervening years valuations will be undertaken by executives of the Group. Increases in valuation are credited to the revaluation reserve. Decreases in valuation are first set off against any revaluation surplus on earlier valuations in respect of the same item and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


3        Principal accounting policies (Continued)

(l)      Fixed assets (Continued)

         (iv)     Depreciation

                  Fixed assets are depreciated at rates sufficient to write off their costs or revalued amounts less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The principal useful lives are as follows:

                  Land                                         over the term of the lease, being 10-50 years
                  Buildings                                                                       8-30 years
                  Telecommunications networks and equipment                                       5-10 years
                  Furniture, fixtures, motor vehicles and other equipment                         5-10 years



                  The useful lives are reviewed periodically to ensure that the methods and rates of depreciation are consistent with the expected pattern of economic benefits from fixed assets.


         (v)      Gain or loss on sale of fixed assets

                  The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the income statement, except where the fixed asset is carried at valuation, the relevant portion of the revaluation reserve realized in respect of previous valuations is transferred to retained earnings and is shown as a movement in reserves.


(m)      Impairment of assets


         At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Estimated recoverable amounts are determined based on estimated discounted future cash flows of the cash-generating unit at the lowest level to which the asset belongs. The recoverable amount is the higher of value in use or net selling price. Such impairment losses are recognised in the income statement, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation surplus.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


3        Principal accounting policies (Continued)

(n)      Assets under leases

         (i)      Finance leases

                  Leases that substantially transfer to the Group all of the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long-term liabilities. The finance charges are charged to the income statement over the lease periods.

                  Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

         (ii)     Operating leases

                  Leases where substantially all of the risks and rewards of ownership of the assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the income statement on a straight-line basis over the lease periods.

(o)      Intangible assets

         (i)      Goodwill

                  Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary, jointly controlled entity or associated company, at the date of acquisition.

                  Goodwill on acquisitions is included in intangible assets and is amortised using the straight-line method over its estimated useful life of not more than 20 years.

         (ii)     Negative goodwill

                  Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition. Negative goodwill is presented in the same balance sheet classification as goodwill. Negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the remaining weighted average useful life of those assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the income statement immediately.

         (iii)    Purchased software

                  Expenditure on purchased software is capitalised and amortised using the straight-line method over the expected useful lives of the software, which vary from three to five years.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


3        Principal accounting policies (Continued)

(p)      Investments

         (i) Long-term investments

                  Long-term investments comprise unlisted investment securities that are held for long term purposes. Such investments are stated at cost less any provision for impairment losses.

         (ii) Short-term investments

                  Short-term investments comprise listed securities held for trading purposes and are carried at fair value. At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of short-term investments are recognised in the income statement. Profits or losses on disposal of short-term investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the income statement as they arise.

(q)      Provisions

         Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

 (r)     Employee benefits

         (i)      Pension obligations

         (a) As stipulated by the regulations of the PRC, the subsidiaries in the PRC participate in basic defined contribution pension plans organised by their respective Municipal Governments under which they are governed. The Group is required to make contributions to the retirement plans at rates of 20% of the salaries, bonuses and certain allowances of the employees. Employees in the PRC are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Group has no other material obligation for post-retirement benefits beyond these payments as they fall due. Payments made under these plans are expensed as incurred.

         (b) The Group also operates a Mandatory Provident Fund Scheme ("the MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5 per cent. of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000.

         (ii)     Early retirement benefits

                  Early retirement benefits are recognised as expenses when the Group reaches agreement with the relevant employees for early retirement.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


3        Principal accounting policies (Continued)

(r)      Employee benefits (Continued)

         (iii) Employee housing benefits


                  One-off cash housing subsidies paid to employees are charged to the consolidated income statements in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated (see
                  Note 30(a)).

                  Full-time employees of the Group participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group's liability in respect of these funds is limited to the contributions payable in each period. Contributions to these housing funds are expensed as incurred.

         (iv) Share option scheme

                  Share options are granted to directors and to certain employees at the directors' discretion. When the options are exercised, no charge is recorded to the income statement and the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

(s)      Deferred taxation

         Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantially enacted at the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


3        Principal accounting policies (Continued)

(t)      Deferred costs

         (i)      Deferred installation costs

                  The direct incremental costs associated with the installation of fixed line services are deferred and amortised to the income statement over the expected customer relationship period of 10 years except when the direct incremental costs exceed the corresponding upfront installation fees. In such cases, the excess of the direct incremental costs over the installation fees are recorded immediately as expenses in the income statement.

         (ii)     Customer acquisition costs

                  The cost of handsets given to customers under bundled service contracts and related commissions paid to distributors are deferred as customer acquisition costs and amortised to the income statement on a systematic basis to match with the pattern of the customer service income over the contract period.

         (iii)    Prepaid network capacities

                  Prepayments for the network capacities purchased on an indefeasible rights to use ("IRU") basis are capitalised and amortised over the corresponding lease period.

         (iv)     Discount on foreign currency exchange forward contracts

                  The unamortised portion of the discount on foreign currency exchange forward contracts (see Note(w)) is recognised as deferred cost.

(u)      Contingent liabilities

         A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

         A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that the outflow is probable, the contingent liability will then be recognised as a provision.

         A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


3        Principal accounting policies (Continued)

(v)      Segmental reporting

         Business segments provide services that are subject to risks and returns that are different from other business segments. Geographical segments provide services within a particular economic environment that is subject to risks and returns that differ from those of components operating in other economic environments. Currently the Group has one business segment, the provision of fixed line telecommunications services. Less than 10% of the Group's assets and operations are located outside the PRC. Accordingly, no business and geographical segment information is presented.

(w)      Foreign currency exchange forward contracts

         A foreign currency exchange forward contract is an agreement to exchange different currencies at a specified future date and at a specified rate. A non-speculative foreign currency exchange forward contract is one which is designated and effective as a hedge of a net investment in a foreign entity, of a foreign currency asset, or of a net monetary asset or liability. All other foreign currency exchange forward contracts, or parts of foreign currency exchange forward contracts in excess of the amount hedged, are speculative.

         Where a foreign currency exchange forward contract is non-speculative and used as a hedge of a net monetary asset or liability, the gain or loss on the contract, being the foreign currency amount of the contract multiplied by the difference between the spot rate at the balance sheet date and the spot rate at the date of inception of the contract or at an intervening balance sheet date, is taken to the income statement. The discount or premium on the contract, being the foreign currency amount of the contract multiplied by the difference between the contracted forward rate and the spot rate at the date of inception of the contract, is amortised over the period of the contract. In the balance sheet, unamortised discounts are recorded within deferred costs and unamortised premiums are recorded within deferred revenues.

         Where a foreign currency exchange forward contract is speculative, the gain or loss, being the foreign currency amount of the contract multiplied by the difference between the forward rate for the balance of the contract at the balance sheet date and either the contracted forward rate or the forward rate used at an intervening balance sheet date, is credited or charged to the income statement at each intervening balance sheet date.

(x)      Earnings/ (loss) per share ("EPS") and per ADS

         Basic EPS is computed by dividing net profit/ (loss) attributable to ordinary shareholders by the weighted average number of ordinary share outstanding during the year.

         Diluted EPS is computed by dividing net profit/ (loss) attributable to shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method.

         Earnings/ (loss) per ADS is computed by multiplying the EPS by 20, which is the number of shares represented by each ADS.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


4        Revenues

         Revenues represent the turnover of the Group and are derived from the provision of fixed line telecommunications and related services, net of the PRC business taxes and government levies. The Group's revenues by business nature can be summarized as follows:


                                                                                         Years ended December 31,
                                                                                 2002               2003                2004
                                                                                  RMB                RMB                 RMB
                                                                              million            million             million

       Revenues
       Local usage fees                                                        17,362             18,567              18,661
       Monthly telephone service                                               11,505             12,580              13,743
       Upfront installation fees                                                  944              1,044               1,338
       DLD usage fees                                                           8,423              8,871               8,813
       ILD usage fees                                                           1,344              1,410               1,302
       Value-added services                                                       863              1,516               2,146
       Interconnection fees                                                     2,896              3,797               4,915
       Upfront connection fees                                                  4,316              3,965               3,378
       Broadband and other Internet-related service                             2,190              3,507               5,418
       Managed data service                                                     1,178              1,279               1,526
       Leased line income                                                       2,231              2,509               2,321
       Other services                                                           1,191                853               1,361
                                                                  -------------------- ------------------- -------------------

       Total                                                                   54,443             59,898              64,922
                                                                  ==================== =================== ===================

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


4        Revenues (Continued)

         The Group's revenues by geographical location of the customers can be summarised as follows:


                                                                                           Years ended December 31,
                                                                                  2002                2003                2004
                                                                                   RMB                 RMB                 RMB
                                                                               million             million             million

Domestic telecommunications services
(Being revenues generated from customers located in the PRC)

Local usage fees                                                                17,362              18,567              18,661
Monthly telephone service                                                       11,505              12,580              13,743
Upfront installation fees                                                          944               1,044               1,338
DLD usage fees                                                                   8,423               8,871               8,813
ILD usage fees                                                                   1,344               1,410               1,121
Value-added services                                                               863               1,516               2,146
Interconnection fees                                                             2,378               2,580               3,903
Upfront connection fees                                                          4,316               3,965               3,378
Broadband and Internet-related service                                           2,189               3,493               5,058
Managed data service                                                             1,177               1,215               1,217
Leased line income                                                               2,196               2,446               1,825
Other services                                                                   1,174                 832               1,076
                                                                     ------------------- ------------------- -------------------

Subtotal                                                                        53,871              58,519              62,279
                                                                     ------------------- ------------------- -------------------

International telecommunications services
(Being revenues generated from customers located outside the PRC, including
 Hong Kong and Macau Special Administrative Regions and
 Taiwan)

ILD usage fees                                                                       -                   -                 181
Interconnection fees                                                               518               1,217               1,012
Broadband and other Internet-related service                                         1                  14                 360
Managed data service                                                                 1                  64                 309
Leased line income                                                                  35                  63                 496
Other services                                                                      17                  21                 285
                                                                     ------------------- ------------------- -------------------

Subtotal                                                                           572               1,379               2,643
                                                                     ------------------- ------------------- -------------------

Total                                                                           54,443              59,898              64,922
                                                                     =================== =================== ===================

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS



5        Profit/ (loss) from operations

         Profit/ (loss) from operations is stated after charging or crediting the following:
                                                                                        Years ended December 31,
                                                                                  2002                2003                2004
                                                                                   RMB                 RMB                 RMB
                                                                               million             million             million

Charging

Deficit on revaluation of certain fixed assets (Note 17(c))                          -              25,778                   -
Depreciation:
  - Owned fixed assets                                                          18,622              20,298              18,451
  - Leased fixed assets                                                            124                  86                 174
Loss on disposal of fixed assets (included in networks operations
 and support expenses)                                                           1,686               1,689                 145
Amortisation of intangible assets (Note 19)                                         62                  99                 129
Contributions to pension plans (included in staff costs)                           622                 790                 813
Early retirement benefits (included in staff costs)                                758                 132                 206
Cost of inventories                                                                414                 327                 374
Operating leases:
  - Land and buildings                                                             130                 117                 571
  - Network and machinery                                                          689                 630               1,542
Interconnection charges                                                          1,129               1,874               2,411
Bad debt expense                                                                   357                 619                 832
Auditors' remuneration                                                               -                   -                  18
Unrealised loss on short-term investments                                            -                   -                   4
Unrealised foreign exchange losses                                                   2                 142                  70
                                                                     =================== =================== ===================

Crediting

Realised gain on disposal of short-term investments                                 28                   1                   -
Unrealised gain on short-term investments                                            2                   7                   -
                                                                     =================== =================== ===================

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


6        Finance costs

                                                                                       Years ended December 31,
                                                                             2002                 2003                2004
                                                                              RMB                  RMB                 RMB
                                                                          million              million             million

       Interest expenses on
         - Bank and other loans wholly repayable within five
            years                                                           3,493                3,340               3,127
         - Bank and other loans wholly repayable after more
            than five years                                                   212                  125                  88
                                                                -------------------- ------------------- -------------------

                                                                            3,705                3,465               3,215
       Less: Interest expenses capitalised in
        construction-in-progress                                             (905)                (621)               (421)
                                                                -------------------- ------------------- -------------------

                                                                            2,800                2,844               2,794

       Exchange loss, net                                                       2                  142                  70
       Bank charges                                                            21                   20                  50
       Amortization of discount on foreign currency exchange
        forward contracts                                                      25                   20                  18
                                                                -------------------- ------------------- -------------------

                                                                            2,848                3,026               2,932
                                                                ==================== =================== ===================

       Interest expenses were capitalised in construction in
        progress using the following annual interest rates           3,85% - 5.86%         3.68%-5.51%         3.69%-5.45%
                                                                ==================== =================== ===================


7        Taxation

                                                                                           Years ended December 31,
                                                                                  2002                2003                2004
                                                                                   RMB                 RMB                 RMB
                                                                               million             million             million

PRC enterprise income tax ("EIT")                                                1,454                 940               2,786
Deferred taxation (Note 29)                                                        758              (7,775)                562
Share of taxation attributable to jointly controlled entity                          -                  16                   -
                                                                     ------------------- ------------------- -------------------

Taxation charges/(credit)                                                        2,212              (6,819)              3,348
                                                                     =================== =================== ===================

         The provision for EIT is calculated based on the statutory income tax rate of 33% on the assessable profit of each of the entities now comprising the Group in the PRC as determined in accordance with the relevant income tax rules and regulations in the PRC.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


7        Taxation (Continued)

         Taxation on profits derived from certain subsidiaries and the jointly controlled entity outside the PRC, including Hong Kong, has been calculated on the estimated assessable profit at the rates of taxation ranging from 17.5% to 30%, prevailing in the countries in which those entities operates.

         The reconciliation between the Group's actual tax charge/ (credit) and the amount which is calculated based on the weighted average statutory tax rate is as follows:

                                                                                           Years ended December 31,
                                                                                  2002                2003                2004
                                                                                   RMB                 RMB                 RMB
                                                                               million             million             million

Profit/(loss) before taxation                                                    8,732             (17,931)             12,596
                                                                     =================== =================== ===================
Weighted average statutory tax rate                                             33.00%              33.00%              33.00%
Tax calculated at the weighted average statutory tax rate                        2,882              (5,917)              4,157
Non-taxable income (Note below)                                                 (1,424)             (1,309)             (1,264)
Expenses not deductible for tax purposes                                           255                 207                 252
Tax losses not recognised/(utilised)                                               463                 246                 356
Others                                                                              36                 (46)               (153)
                                                                     ------------------- ------------------- -------------------

Tax charge/ (credit)                                                             2,212              (6,819)              3,348
                                                                     =================== =================== ===================

         Note: Non-taxable income comprises primarily upfront connection fees charged to customers and amortised over the customer relationship period.

8        Statutory reserve appropriation

           One of the Company's subsidiaries (refer to Note 37) CNC China was registered as foreign investment enterprises in the PRC. In accordance with the Articles and Association of CNC China, it is required to provide for certain statutory reserves, namely, general reserve and staff bonus and welfare fund, which are appropriated from profits after tax but before dividend distribution.

          CNC China is required to allocate at least 10% of their profits after tax determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% if the registered capital. The statutory reserve can only be used, upon obtained from the relevant authority, to offset accumulated losses or increase capital.

           Accordingly, CNC China appropriated approximately RMB 723 million (2003: Nil) to the general reserve fund for the year ended December 31, 2004.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


9        Final dividend proposed after balance sheet date

                                                                                                               2004
                                                                                                                HKD
                                                                                                            million
           Final dividend proposed after the balance sheet date of HK$
            0.037 per share                                                                                     245
                                                                                                  ===================

         The final dividend proposed after the balance sheet date has not been recognised as a dividend payable as of December 31, 2004 but will be reflected as appropriation of retained profits in the financial statements for the year ending December 31, 2005.

10       Earnings/ (loss) per share

         Basic earnings/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings/(loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year.

         The following table sets forth the computation of basic and diluted net earnings/(loss) per share:


                                                                                       Years ended December 31,
                                                                                 2002                 2003                  2004
                                                                        (in RMB millions, except share and per share data)

Numerator:
Profit/(loss) for the year                                                      6,520              (11,111)                9,248
Denominator:
Weighted average number of ordinary shares outstanding and
 shares used in computing basic earnings/(loss) per share               5,492,258,218        5,492,258,218         5,622,685,175
Weighted average number of potential ordinary shares:
Diluted equivalent shares arising from convertible Preference
 Shares                                                                     7,741,782                    -             5,140,036
Diluted equivalent shares arising from share options                                -                    -             2,209,241
                                                                  -------------------- --------------------- ---------------------

Shares used in computing diluted earnings/(loss) per share              5,500,000,000        5,492,258,218         5,630,034,452
                                                                  -------------------- --------------------- ---------------------


Basic earnings/(loss) per share                                              RMB 1.19            RMB (2.02)             RMB 1.64
                                                                  ==================== ===================== =====================

Diluted earnings/(loss) per share                                            RMB 1.19            RMB (2.02)             RMB 1.63
                                                                  ==================== ===================== =====================

         The diluted loss per share for the year ended December 31, 2003 is the same as the basic loss per share as all potential ordinary shares are anti-dilutive.

         All the numbers of shares stated above have taken into consideration the effect of the share consolidation conducted on September 7, 2004 as set out in note 30(a).

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


Staff cost including directors' remuneration

                                                                                   Years ended December 31,
                                                                          2002                2003               2004
                                                                           RMB                 RMB                RMB
                                                                       million             million            million
           Wages, salaries and welfare                                   5,256               6,625              7,022
           Contributions to pensions                                       622                 790                813
           Early retirement benefits                                       555                 132                206
                                                             ------------------- ------------------ -------------------

           Total                                                         6,433               7,547              8,041
                                                             =================== ================== ===================

12       Cash and bank deposits


                                                                                            As at December 31,
                                                                                               2003            2004
                                                                                                RMB             RMB
                                                                                            million         million
           Cash and cash equivalents                                                          6,283          10,033
           Time deposits with original maturities
            over three months                                                                    33              20
                                                                                       --------------- --------------

           Total cash and bank deposits                                                       6,316          10,053
                                                                                       =============== ==============


         Included in the cash and bank deposits as at the end of December 31, 2003 and 2004 are Renminbi denominated balances kept in the PRC amounting to RMB 5,631 million and RMB 1,868 million, respectively. The conversion of Renminbi denominated balances into foreign currencies and the remittance of bank balances and cash out of the PRC are subject to the rules and regulation of foreign exchange control promulgated by the PRC government.

13       Short-term investments

         The Group's short-term investments comprise primarily investments in listed debt securities and investment funds.

14       Accounts receivable

         Amounts due from the provision of fixed line telecommunications services to residential and business customers are due within 30 days from the date of billing. Residential and business customers who have accounts overdue by more than 90 days will have their services disconnected. Accounts receivable from other telecommunications operators and customers are due between 30 to 90 days from the billing date.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


14       Accounts receivable  (Continued)

         The ageing analysis of accounts receivable based on the billing date is as follows:


                                                                                               As at December 31,
                                                                                               2003            2004
                                                                                                RMB             RMB
                                                                                            million         million
           0-30 days                                                                          5,232           4,479
           31-90 days                                                                           876             861
           Over 90 days                                                                       1,286           1,404
                                                                                       --------------- --------------

           Total                                                                              7,394           6,744
                                                                                       --------------- --------------

           Less: Allowance for doubtful debts                                                (1,051)         (1,056)
                                                                                       --------------- --------------

           Net carrying amounts                                                               6,343           5,688
                                                                                       =============== ==============

            The movement of allowance for doubtful debts is as follows:


                                                                                               As at December 31,
                                                                                               2003            2004
                                                                                                RMB             RMB
                                                                                            million         million

           Balance at beginning of year                                                         629           1,051
           Additional provisions                                                                558             852
           Less: Amounts utilised                                                              (136)           (798)
                     Distributed to owners in
            accordance with Reorganisation                                                        -             (49)
                                                                                       --------------- --------------

           Balance at end of year                                                             1,051           1,056
                                                                                       =============== ==============

15       Inventories and consumables


                                                                                                As at December 31,
                                                                                               2003            2004
                                                                                                RMB             RMB
                                                                                            million         million

           Consumables, at cost                                                                 993             607
           Telephone handsets and other customer end
            products held for resale, at cost                                                   245             334
                                                                                       --------------- --------------

                                                                                              1,238             941
                                                                                       =============== ==============

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


16         Prepayments and other receivables


                                                                                            As at December 31,
                                                                                               2003            2004
                                                                                                RMB             RMB
                                                                                            million         million
           Prepaid expenses and deposits                                                        648             546
           Other receivables                                                                    992             460
                                                                                       --------------- --------------

                                                                                              1,640           1,006
                                                                                       =============== ==============

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


17           Fixed assets
                                                                                Telecommu-   Furniture,fixtures,
                                                                                 nications       Motor vehicles
                                                                Land and      networks and            and other
                                                               buildings         equipment            equipment          Total
                                                                     RMB               RMB               RMB               RMB
                                                                 million           million           million           million
           Cost/valuation:
           Balance at January 1, 2003                             27,121           190,535             7,761           225,417
           Additions                                                 393             2,381               307             3,081
           Acquired through Asia Netcom (Note 36(c))                   -             3,298                 -             3,298
           Transferred from construction in progress
            (Note 18)                                              1,892            24,062             1,286            27,240
           Disposals                                                (408)           (5,676)             (498)           (6,582)
           Increase as a result of revaluation                         -             6,456               655             7,111
           Decrease as a result of revaluation                         -           (40,124)           (2,034)          (42,158)
                                                         ----------------- ----------------- ------------------- --------------

           Balance at December 31, 2003                           28,998           180,932             7,477           217,407
                                                         ================= ================= =================== ==============

           Accumulated depreciation:
           Balance at January 1, 2003                             (4,852)          (71,392)           (3,009)          (79,253)
           Charge for the year                                      (716)          (18,520)           (1,148)          (20,384)
           Acquired through Asia Netcom (Note 36(c))                   -              (261)                -              (261)
           Disposals                                                 103             3,622               434             4,159
           Increase as a result of revaluation                         -            (3,693)             (436)           (4,129)
           Decrease as a result of revaluation                         -            15,696               684            16,380
                                                         ----------------- ----------------- ------------------- --------------

           Balance at December 31, 2003                           (5,465)          (74,548)           (3,475)          (83,488)
                                                         ================= ================= =================== ==============

           Net book value at  December 31, 2003                   23,533           106,384             4,002           133,919
                                                         ================= ================= =================== ==============

           Cost/valuation:
             Balance at January 1, 2004                           28,998           180,932             7,477           217,407
             Additions                                               200               115               234               549
             Transferred from construction in progress
             (Note 18)                                             1,479            24,160             1,561            27,200
             Disposals                                               (51)             (812)              (75)             (938)
             Distributed to owners in accordance with
             Reorganisation                                      (12,827)           (9,265)             (325)          (22,417)
                                                         ----------------- ----------------- ------------------- --------------

             Balance at December 31, 2004                         17,799           195,130             8,872           221,801
                                                         ================= ================= =================== ==============

           Accumulated depreciation:
             Balance at January 1, 2004                           (5,465)          (74,548)           (3,475)          (83,488)
             Charge for the year                                    (756)          (16,791)           (1,078)          (18,625)
             Disposals                                                 2               591                64               657
             Distributed to owners                                 2,658             2,505                74             5,237
                                                         ----------------- ----------------- ------------------- --------------

             Balance at December 31, 2004                         (3,561)          (88,243)           (4,415)          (96,219)
                                                         ================= ================= =================== ==============

            Net book value at December 31, 2004                   14,238           106,887             4,457           125,582
                                                         ================= ================= =================== ==============

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


17       Fixed assets (Continued)

 (a)     The net book value of assets held under finance lease is as follows:

                                                                      Telecommu-      Furniture,
                                                                                      fixtures,
                                                                       nications          motor
                                                                        networks       vehicles
                                                       Land and              and      and other
                                                      buildings        equipment      equipment             Total
                                                            RMB              RMB            RMB              RMB
                                                        million          million        million          million
           December 31, 2003                                  -              715                 2              717
                                                ================ ================= ================ =================
           December 31, 2004                                  -            1,763                 7            1,770
                                                ================ ================= ================ =================

         During the year ended December 31, 2004, the Group entered into a finance lease arrangement with a related party with certain existing fixed assets to obtain funding of RMB 1,085 million. The net book value of such fixed assets included above amounted to RMB 954 million and the corresponding finance lease obligation amounted to RMB 1,070 million as at December 31, 2004 (see note 25(b)(ii)).

(b) The analysis of the cost or revaluation of the assets of the Group is as follows:

                                                                                        Furniture,
                                                                       Telecommu-        fixtures,
                                                                       nications             motor
                                                                        networks          vehicles
                                                       Land and              and         and other
                                                      buildings        equipment         equipment            Total
                                                            RMB              RMB               RMB              RMB
                                                        million          million           million          million
           At December 31, 2003
             Cost                                        28,998                -                 -           28,998
             Valuation                                        -          180,932             7,477          188,409
                                                ---------------- ----------------- ---------------- -----------------

                                                         28,998          180,932             7,477          217,407
                                                ================ ================= ================ =================

           At December 31, 2004
             Cost                                        17,799                -                 -           17,799
             Valuation                                        -          195,130             8,872          204,002
                                                ---------------- ----------------- ---------------- -----------------

                                                         17,799          195,130             8,872          221,801
                                                ================ ================= ================ =================

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


         The Group's land and buildings are primarily located in the PRC and held on leases of primarily between 10 to 50 years.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


17       Fixed assets (Continued)

 (c) As detailed in Note 3 (I) (ii), except for land and buildings, fixed assets were carried at revalued amounts on December 31, 2003. As required by the PRC rules and regulations relevant to the Reorganisation, each class of fixed assets in the PRC injected into the Group as at December 31, 2003, was valued by Beijing China Enterprise Appraisal Co. Ltd. (the "PRC valuer "), independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of such fixed assets in the PRC injected into the Group was determined at RMB 122,456 million. The fixed assets retained by the ultimate holding company, which were transferred based on their carrying values upon the Reorganisation, were valued by the Directors at an amount of RMB 17,581 million as at December 31, 2003. The impact of the revaluation was a net deficit on revaluation of the fixed assets, other than land and buildings, totalling RMB 22,796 million. Such revalued amounts serve as the tax base for such assets for future years since the revaluation(see Note
         29).

         The land and buildings were also revalued and the result was a net surplus of RMB 6,967 million. Such revaluation on land and buildings serves as the tax base for land and buildings for future years, and has not been incorporated in the consolidated financial statements (see Note 29(ii)).

         The land and buildings injected by China Netcom Group were valued separately by Sallmanns, independent qualified valuers in Hong Kong, as at December 31, 2003 on the basis of their open market value. The value arrived at by these valuers was consistent with that arrived at by the PRC valuers. The Group's land and buildings are carried at their cost less accumulated depreciation and impairment losses in the consolidated financial statements.

            The respective carrying amount of the telecommunications networks and equipment and furniture, fixtures, motor vehicles and other equipment would have been RMB 128,049 million and RMB 5,133 million as at December 31, 2003 and RMB 101,433 million and RMB 4,103 million as at December 31, 2004 had they been stated at cost less accumulated depreciation.

         The historical carrying amounts of the Group's fixed assets, as at December 31, 2003, and where applicable the corresponding revalued amounts of these assets are as follows:


                                                     Historical
                                                       carrying      Revaluation       Revaluation         Revalued
                                                         amount          surplus           deficit           Amount
                                                            RMB              RMB               RMB              RMB
                                                        million          million           million          million

           At December 31, 2003
             Land and buildings                          23,533                -                 -           23,533
             Telecommunications networks and
             equipment                                  128,049            2,763           (24,428)         106,384
             Furniture, fixture, motor
             vehicles and other equipment                 5,133              219            (1,350)           4,002
                                                ---------------- ----------------- ---------------- -----------------

                                                        156,715            2,982           (25,778)         133,919
                                                ================ ================= ================ =================

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


17       Fixed assets (Continued)

         The directors had carried out a review of the Group's fixed assets and concluded that there was no impairment of fixed assets as at December 31, 2004, nor was there any significant change in value of fixed assets at that date.

         At December 31, 2003 and 2004, the net book value of fixed assets pledged as security for the Group's long term bank and other loans amounted to RMB 2,668 million and RMB 22 million respectively.

18       Construction in progress


                                                                                            As at December 31,
                                                                                               2003            2004
                                                                                                RMB             RMB
                                                                                            million         million

           Balance at beginning of year                                                      17,783          15,695
           Additions                                                                         25,152          20,979
           Transferred to fixed assets (Note 17)                                            (27,240)        (27,200)
           Distributed to owners in accordance with
            the Reorganisation on June 30, 2004                                                   -          (1,401)
                                                                                       --------------- --------------

           Balance at end of year                                                            15,695           8,073
                                                                                       =============== ==============

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


19       Intangible assets

                                                                   Goodwill/
                                                                   (Negative          Purchased
                                                                   goodwill)           software               Total
                                                                         RMB                RMB                 RMB
                                                                     million            million             million

           Cost:
             Balance at January 1, 2003                                    3                660                 663
             Additions                                                     -                191                 191
             Negative goodwill on acquisition of certain
             entities of Asia Global Crossing through
             Asia Netcom (See note below)                               (296)                 -                (296)
             Acquisition of additional 49% interest in
             Asia Netcom (Note 32(c))                                    115                  -                 115
                                                           ------------------ ------------------- -------------------

             Balance at December 31, 2003                               (178)               851                 673
                                                           ------------------ ------------------- -------------------

           Accumulated amortisation:
             Balance at January 1, 2003                                   (2)              (388)               (390)
             Amortisation for the year                                     -                (99)                (99)
                                                           ------------------ ------------------- -------------------

             Balance at December 31, 2003                                 (2)              (487)               (489)
                                                           ------------------ ------------------- -------------------

           Net book value at December 31, 2003                          (180)               364                 184
                                                           ================== =================== ===================

           Cost:
             Balance at January 1, 2004                                 (178)               851                 673
             Additions                                                     -                261                 261
                                                           ------------------ ------------------- -------------------

             Balance at December 31, 2004                               (178)             1,112                 934
                                                           ------------------ ------------------- -------------------

           Accumulated amortisation:
             Balance at January 1, 2004                                   (2)              (487)               (489)
             Amortisation for the year                                    14               (143)               (129)
                                                           ------------------ ------------------- -------------------

             Balance at December 31, 2004                                 12               (630)               (618)
                                                           ------------------ ------------------- -------------------

           Net book value at December 31, 2004                          (166)               482                 316
                                                           ================== =================== ===================


         Note:

         On March 10, 2003, Asia Netcom, the Group's 51% jointly controlled entity at that time, acquired certain entities from Asia Global Crossing (details see Note 32(c)). The unamortised negative goodwill of RMB 296 million arising from the aforementioned acquisition has been consolidated into the Group through Asia Netcom upon the acquisition of the remaining 49% interest of Asia Netcom, which became a wholly owned subsidiary of the Group on December 31, 2003.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


20       Deferred costs


                                                                                            As at December 31,
                                                                                               2003            2004
                                                                                                RMB             RMB
                                                                                            million         million
           Balance at beginning of year
             - Installation costs                                                             4,408           4,708
             - Customer acquisition costs                                                        44           1,370
             - Prepaid networks capacities                                                      383           1,248
             - Discount on foreign currency exchange
                forward contracts                                                                97              77
             - Others                                                                           217             469
                                                                                       --------------- --------------

                                                                                              5,149           7,872
                                                                                       --------------- --------------


           Additions for the year
             - Installation costs                                                             1,455             634
             - Customer acquisition costs                                                     1,666           1,940
             - Prepaid network capacity
                - additions                                                                      16             254
                - acquired through Asia Netcom (Note
                32(c))                                                                          870               -
             - Discount on foreign currency exchange
                forward contracts                                                                 -               -
             - Others                                                                           431             425
                                                                                       --------------- --------------

                                                                                              4,438           3,253
                                                                                       --------------- --------------


           Charge for the year
             - Installation costs                                                            (1,155)         (1,068)
             - Customer acquisition costs                                                      (340)         (2,006)
             - Prepaid network capacities                                                       (21)           (119)
             - Discount on foreign currency exchange
                forward contracts                                                               (20)            (18)
             - Others                                                                          (179)           (291)
                                                                                       --------------- --------------


                                                                                             (1,715)          (3,502)
                                                                                       --------------- --------------

           Distributed to owners in accordance with
            Reorganisation on June 30, 2004
             - Prepaid network capacity                                                           -             (61)
             - Others                                                                             -            (113)
                                                                                       --------------- --------------

                                                                                                  -            (174)
                                                                                       --------------- --------------

           Balance at end of year
             - Installation costs                                                             4,708           4,274
             - Customer acquisition costs                                                     1,370           1,304
             - Prepaid network capacities                                                     1,248           1,322
             - Discount on foreign currency exchange
                forward contracts                                                                77              59
             - Others                                                                           469             490
                                                                                       --------------- --------------

                                                                                              7,872           7,449
                                                                                       =============== ==============


CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


21       Long-term Investments and interests in associated companies

         Long-term investments and interests in associated companies were unlisted equity investments, which were transferred to China Netcom Group upon Reorganisation on June 30, 2004.

22       Foreign currency exchange forward contracts

         The Group has entered into certain foreign currency exchange forward contracts with banks, which are non-speculative and used to manage the risk of certain of the Group's borrowings denominated in foreign currencies. The respective foreign currency exchange forward contract receivable and payable balances which are included in other non-current assets and other non-current liabilities are as follows:


                                                                                            As at December 31,
                                                                                               2003            2004
                                                                                                RMB             RMB
                                                                                            million         million

           Receivable                                                                           469             408
                                                                                       =============== ==============

           Payable                                                                              588             533
                                                                                       =============== ==============

23       Accounts payable


                                                                                            As at December 31,
                                                                                               2003            2004
                                                                                                RMB             RMB
                                                                                            million         million

           0-30 days
                                                                                              7,480           6,122
           31-60 days
                                                                                                554           1,833
           61-90 days
                                                                                                414             925
           91-180 days
                                                                                              2,494           2,115
           Over 180 days
                                                                                              3,844           3,658
                                                                                       --------------- --------------

                                                                                             14,786          14,653
                                                                                       =============== ==============

24       Accruals and other payables


                                                                                            As at December 31,
                                                                                               2003            2004
                                                                                                RMB             RMB
                                                                                            million         million

           Accrued expenses                                                                   2,949           1,569
           Other payables                                                                     1,461           1,784
                                                                                       --------------- --------------

                                                                                              4,410           3,353
                                                                                       =============== ==============


CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

25       Bank and other loans

 (a) As at December 31, 2004, the short term bank loans were unsecured and comprise:


           Currency               Interest rate and final maturity                          As at December 31,
           ------------------- ----------------------------------------                ------------------------------
                                                                                               2003            2004
                                                                                                RMB             RMB
                                                                                            million         million
           Renminbi            Interest rates ranging from 4.54% to
             denominated       5.02% per annum with maturity through
                               Dec. 30, 2005                                                 32,098          29,220

           US Dollar           Interest rates ranging from 2.59% to
             denominated       3.98% per annum with maturity through
                               Nov. 29, 2005                                                    119             119
                                                                                       --------------- --------------

                                                                                             32,217          29,339
                                                                                       =============== ==============

(b) The Group's long term bank and other loans comprise:


                                                                            Note            As at December 31,
                                                                                               2003            2004
                                                                                                RMB             RMB
                                                                                            million         million

           Bank and other loans                                              (i)             37,281          27,571
           Finance lease obligations                                        (ii)                744           1,560
                                                                                       --------------- --------------

                                                                                             38,025          29,131
                                                                                       --------------- --------------

           Less: Current portion                                                            (15,716)         (7,270)
                                                                                       --------------- --------------

                                                                                             22,309          21,861
                                                                                       =============== ==============

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

25       Bank and other loans (Continued)

 (b) The Group's long term bank and other loans comprise: (Continued)

         (i) Long term bank and other loans


                                                                                            As at December 31,
                                                                                       ------------------------------
                                                                                               2003            2004
                                                                                                RMB             RMB
                                                                                            million         million

                    Loans
                        Unsecured                                                            33,713          25,228
                        Secured                                                               3,568           2,343
                                                                                       --------------- --------------

                    Total                                                                    37,281          27,571
                                                                                       --------------- --------------

                    Less: Current portion                                                   (15,426)         (7,060)
                                                                                       --------------- --------------

                    Long-term loans                                                          21,855          20,511
                                                                                       =============== ==============

                  The Group's long term bank and other loans (excluding finance lease liabilities) were repayable as follows:


                                                                                            As at December 31,
                                                                                       ------------------------------
                                                                                               2003            2004
                                                                                                RMB             RMB
                                                                                            million         million

                    Within one year                                                          15,426           7,060
                    In the second year                                                       11,513           6,550
                    In the third to fifth year                                                8,644          11,196
                    After the fifth year                                                      1,698           2,765
                                                                                       --------------- --------------

                                                                                             37,281          27,571
                                                                                       =============== ==============

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

25       Bank and other loans (Continued)

 (b) The Group's long term bank and other loans comprise: (Continued)

         (i) Long term bank and other loans (Continued)

                  The Group's long term bank and other loans comprise:

                    Currency             Interest rate and final maturity

                                                                                                  2003         2004
                                                                                                   RMB          RMB
                                                                                               million      million
                    Bank loans

                    Renminbi           Interest rates ranging from 4.5% to
                      denominated      6.1% per annum with maturity through
                                        Oct.20, 2014                                            32,870       23,776

                    US Dollar          Interest rates ranging from 2.1% to
                      denominated      5.0% per annum with maturity through
                                        Dec. 31, 2040                                            1,920        2,552

                    Japanese Yen       Interest rates ranging from 2.1% to
                      denominated      2.6% per annum with maturity through
                                        Oct. 20, 2022                                              877          860

                    Euro donominated   Interest rates ranging from 2% to
                                       5.94% per annum with maturity
                                       through Jun. 30, 2023                                       392          383
                                                                                            ------------ ------------

                                                                                                36,059       27,571
                                                                                            ------------ ------------

                    Other loans
                    US Dollar          Interest rates at 1% per month with
                      denominated      maturity through Sep.  2006                               1,222            -
                                                                                            ------------ ------------

                                                                                                37,281       27,571
                                                                                            ============ ============

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

25     Bank and other loans (Continued)

 (b)   The Group's long term bank and other loans comprise: (Continued)

       (i)    Long term bank and other loans (Continued)

              As at December 31, 2004, secured loans and bank loans of RMB 2,343 million (2003 : RMB 3,568 million) which were secured by the followings:

              (i) Certain fixed assets amounting to RMB 22 million (2003 : RMB 2,668 million) in respect of loans amounting to RMB 3 million (2003 : RMB 16 million);

              (ii) Corporate guarantees granted by China Netcom Group to the extent of RMB 1,888 million (2003 : RMB 1,047 million); and

              (iii) Corporate guarantee granted by third parties to the extent of RMB 452 million (2003 : RMB 483 million).

               Besides, other loans amounting to RMB 1,222 million at December 31, 2003 representing finance arrangements with certain vendors, which were secured by certain cable systems, property and contracts owned by the Group had been all transferred to China Netcom Group upon the Reorganisation on June 30, 2004.

       (ii)   Finance lease obligations


                                                                                            As at December 31,
                                                                                               2003            2004
                                                                                                RMB             RMB
                                                                                            million         million

                    Obligation under finance leases                                             744           1,560
                    Less: current portion                                                      (290)           (210)
                                                                                       --------------- --------------

                                                                                                454           1,350
                                                                                       =============== ==============

                  During the year ended December 31, 2004, the Group entered into a finance lease arrangement with a related party (see note 17 (a)). The lease obligation payable to the related party as at December 31, 2004 amounted to RMB 1,070 million.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


25       Bank and other loans (Continued)

         (b) The Group's long term bank and other loans comprise: (Continued)

         (ii) Finance lease obligations (Continued)

              The Group's liabilities under finance leases are analysed as follows:


                                                                                              As at December 31,
                                                                                               2003            2004
                                                                                                RMB             RMB
                                                                                            million         million

                    Within one year                                                             305             390
                    In the second year                                                          211             662
                    In the third to fifth year,
                      inclusive                                                                 250             580
                    After the fifth year                                                          -               -
                                                                                       --------------- --------------

                                                                                                766           1,632
                    Less: future finance charges on
                      finance leases                                                            (22)            (72)
                                                                                       --------------- --------------

                    Present value of finance lease
                      liabilities                                                               744           1,560
                                                                                       =============== ==============

                    The present value of finance lease liabilities is as
                      follows:

                    Within one year                                                             290             210
                    In the second year                                                          206             776
                    In the third to fifth year,
                      inclusive                                                                 248             574
                    After the fifth year                                                          -               -
                                                                                       --------------- --------------

                                                                                                744           1,560
                                                                                       =============== ==============

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

26       Amount due from/(to) holding companies and fellow subsidiaries


                                                           Note                                As at December 31,
                                                                                                  2003           2004
                                                                                                   RMB            RMB
                                                                                               million        million

           Current

           Due from holding company                         (a)                                    399            136
           Due from fellow subsidiaries                     (a)                                     50            237
                                                                                          -------------- ---------------

                                                                                                   449            373
                                                                                          ============== ===============

           Profits distribution payable to ultimate
             holding company                                (a)                                 (9,002)        (8,244)
                                                                                          ============== ===============

           Non-current

           Due to holding companies
            - intermediate holding company              (a),(c)                                 (3,000)             -
            - ultimate holding company                  (b),(c)                                 (1,750)             -
                                                                                          -------------- ---------------

                                                                                                (4,750)             -
                                                                                          ============== ===============

         Note:

         (a) These are interest free, unsecured and have no fixed terms of repayment.

         (b) The amount due to the ultimate holding company amounting to RMB 1,750 million as at the end of December 31, 2003 was unsecured, and carried interest at 4.6% per annum.

         (c) These balances were waived and recognised into the Group's equity upon the Reorganisation.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


27       Deferred revenues

                                                                                          As at December 31,
                                                                                              2003            2004
                                                                                               RMB             RMB
                                                                                           million         million

           Balance at beginning of year
            - upfront connection fees                                                       14,355          10,390
            - upfront installation fees                                                      6,456           6,691
            - advances from network capacity sales                                              27           2,050
            - prepaid telephony services                                                     1,971           2,702
                                                                                     -------------- ---------------

                                                                                            22,809          21,833
                                                                                     -------------- ---------------

           Additions for the year
            - upfront connection fees                                                            -               -
            - upfront installation fees                                                      1,279           1,051
            - advances from network capacity sales
               - additions                                                                       -             242
               - acquired through Asia Netcom (Note 32 (c) )                                 2,032               -
            - prepaid telephony services                                                     9,790          11,815
                                                                                     -------------- ---------------

                                                                                            13,101          13,108
                                                                                     -------------- ---------------

           Reductions for the year
            - upfront connection fees                                                      (3,965)         (3,378)
            - upfront installation fees                                                    (1,044)         (1,338)
            - advances from network capacity sales                                             (9)           (114)
            - prepaid telephony services                                                   (9,059)        (11,592)
                                                                                     -------------- ---------------


                                                                                          (14,077)        (16,422)
                                                                                     -------------- ---------------

           Distributed to owners in accordance with
             Reorganisation on June 30, 2004
            - advances from network capacity sales                                               -             (5)
            - prepaid telephony services                                                         -            (44)
                                                                                     -------------- ---------------

                                                                                                 -            (49)
                                                                                     -------------- ---------------

           Balance at end of year
            - upfront connection fees                                                       10,390           7,012
            - upfront installation fees                                                      6,691           6,404
            - advances from network capacity sales                                           2,050           2,173
            - prepaid telephony services                                                     2,702           2,881
                                                                                     -------------- ---------------

                                                                                            21,833          18,470
                                                                                     -------------- ---------------

           Representing:
            - Current portion                                                                7,229           6,653
            - Non-current portion                                                           14,604          11,817
                                                                                     -------------- ---------------

                                                                                            21,833          18,470
                                                                                     ============== ===============


CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

28       Provisions


                                                                                           One-off
                                                                          Early               cash
                                                                     retirement            housing
                                                                       benefits          subsidies            Total
                                                                            RMB                RMB              RMB
                                                                        million            million          million
                                                                  Note 3(r)(ii)           Note (a)
           At January 1, 2003                                             2,938              2,783            5,721
           Additional provisions                                            132                  -              132
           Payments during the period                                      (316)              (113)            (429)
                                                                ------------------ ---------------- -----------------

           At December 31, 2003                                           2,754              2,670            5,424
                                                                ================== ================ =================

           Analysis of total provisions:
           Current portion                                                  413              2,670            3,083
           Non-current portion                                            2,341                  -            2,341
                                                                ------------------ ---------------- -----------------

                                                                          2,754              2,670            5,424
                                                                ================== ================ =================


           At January 1, 2004                                             2,754              2,670            5,424
           Additional provisions                                            206                  -              206
           Payments during the period                                      (414)              (477)            (891)
                                                                ------------------ ---------------- -----------------

           At December 31, 2004                                           2,546              2,193            4,739
                                                                ================== ================ =================

           Analysis of total provisions:
             Current portion                                                403              2,193            2,596
             Non-current portion                                          2,143                  -            2,143
                                                                ------------------ ---------------- -----------------

                                                                          2,546              2,193            4,739
                                                                ================== ================ =================

         (a) Certain staff quarters have been sold to employees, subject to a number of eligibility requirements, at preferential prices. In 1998, the State Council of the PRC issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of allocation of staff quarters. However, the specific timetable and procedures of implementation of these policies were to be determined by individual provincial or municipal government based on the particular situation of the provinces or municipality.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


28       Provisions (Continued)

                  Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Group is required to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounting to RMB 2,818 million, which was charged to the consolidated income statement in the year ended December 31, 2000 when the State Council circular in respect of cash subsidies was issued. Pursuant to the Reorganisation, if the actual payments required for these one-off housing subsidies differ from the amount provided as of June 30, 2004, China Netcom Group will bear any additional payments required or will be paid the difference if the actual payments are lower than the amount provided.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


29       Deferred taxation

         Movements of the deferred tax and liability are as follows:


                                                  Balance at    Recognised                              Balance at
                                                    December     in income  Recognised    Recognised      December
                                                    31, 2003     statement   in equity     in equity      31, 2004
                                                         RMB           RMB         RMB           RMB           RMB
                                                     million       million     million       million       million
                                                                               Note (i)     Note (ii)
        Deferred tax assets

        Deferred revenue, primarily advances
          from customers                                559           (46)       (513)            -             -
        Other temporary differences primarily
          allowance for doubtful debts                  465            81        (420)            -           126
        Unrecognised revaluation surplus and
          deficit(note(ii))                               -          (241)          -         2,355         2,114
        Provision for early retirement
          provision benefits                            974            25        (945)            -            54
        Disposal of fixed assets                        703           (70)       (633)            -             -
        Others                                           83            86         (69)            -           100
                                                ------------ ------------- ----------- ------------- -------------

        Balance at end of year                        2,784          (165)     (2,580)        2,355         2,394
                                                ============ ============= =========== ============= =============

        Deferred tax liabilities

        Revenue recognition                            (712)          133         579             -             -
        Fixed assets depreciation                    (2,347)         (450)      2,797             -             -
        Deferred costs                                 (245)          114         131             -             -
        Interest capitalized                           (832)         (142)       (270)            -        (1,244)
        Others                                          (77)          (52)         52             -           (77)
                                                ------------ ------------- ----------- ------------- -------------

        Balance at end of year                       (4,213)         (397)      3,289             -        (1,321)
                                                ============ ============= =========== ============= =============

            The amounts shown in the consolidated balance sheet include the following:

        Deferred tax assets to be recovered


          after more than 12 months                    1,760                                                1,968
                                                =============                                        =============



        Deferred tax liabilities to be
          settled after more than 12 months           (3,501)                                              (1,114)
                                                =============                                        =============

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


29       Deferred taxation (Continued)

         Notes:

         (i) As described in Note 17, in connection with the Reorganisation, certain of the Group's telecommunications networks and equipment and furniture, fixture, motor vehicles and other equipment were revalued as at December 31, 2003. Such revalued amounts will be used to determine the tax bases for these assets for future years. In addition, in connection with the Reorganisation, the tax bases of certain assets and liabilities have been adjusted to the revalued amounts incorporated as the carrying values in the balance sheet, except for the item described in Note
                  (ii) below. As a result, the Group's net deferred tax liabilities were subsequently reduced by RMB 709 million (comprising deferred tax assets of RMB 2,580 million and deferred tax liabilities of RMB 3,289 million), and this reduction was recorded as a credit to owner's equity upon the date of the Reorganisation on June 30, 2004. Among the RMB 709 million net reduction of deferred tax liabilities, RMB 846 million, being deferred tax liabilities originated from the revaluation surplus of fixed assets recorded, was credited to revaluation reserves and the remaining RMB 137 million deferred tax assets were debited to retained earnings.

         (ii) In addition, the Group's land and buildings were revalued for PRC tax purposes with a net surplus of RMB 6,967 million as at December 31, 2003 to determine the tax bases for future years. However, the resulting revaluations of land and buildings were not incorporated into the consolidated financial statements. As a result, a deferred tax asset of RMB 2,355 million was subsequently recorded with a corresponding increase in owner's equity upon the Reorganisation on June 30, 2004. In the opinion of the directors, it is more likely than not the Group will realize the benefits of the deferred tax asset after making reference to the historical taxable income of the Group. The revaluation amount is being transferred to retained earnings upon the corresponding realisation of the underlying deferred tax assets. The amount of transfer from revaluation reserve to retained earnings for the year ended December 31, 2004 was RMB 241 million.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS



CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

30  Share capital

                                                                         Authorised
                                ----------------------------------------------------------------------------------------------------
                                                                              Convertible preference shares
                                       Ordinary shares of US$0.04                of US$0.04 each(note (c))           Total
                                          No. of                      RMB     No. of                  RMB                       RMB
                                          shares            US$   million     shares       US$    million             US$   million

    At January 1
     December 31, 2003 and
     December 31, 2004            25,000,000,000  1,000,000,000     8,277  7,741,782   309,671          3   1,000,309,671     8,280
                                ====================================================================================================


                                                                             Issued
                                ----------------------------------------------------------------------------------------------------
                                                                              Convertible preference shares
                                       Ordinary shares of US$0.04                of US$0.04 each(note (c))           Total
                                          No. of                      RMB     No. of                  RMB                       RMB
                                          shares            US$   million     shares       US$    million             US$   million

    At January 1 and December
     31, 2003 (note (b))           5,492,258,218    219,690,329     1,816  7,741,782   309,671          3     220,000,000     1,819
                                ====================================================================================================

    Conversion of convertible
     preference shares (note
    (c))                               7,741,782        309,671         3 (7,741,782) (309,671)        (3)              -         -

    Issue of shares through
     Global Offering (note (d))    1,093,529,000     43,741,160       362          -         -          -      43,741,160        362
                                ----------------------------------------------------------------------------------------------------

    At December 31, 2004           6,593,529,000    263,741,160     2,181          -         -          -     263,741,160      2,181
                                ====================================================================================================

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


30       Share capital (Continued)

         Notes:

         (a) Pursuant to an ordinary resolution dated September 1, 2004, the authorised share capital of the Company was increased to US$1,000,000,000 by creating additional 99,600,000,000 shares of US$0.01 each. Pursuant to an ordinary resolution passed on September 7, 2004, every four issued and unissued shares of US$0.01 each were consolidated into one new share of US$0.04 each. Following the creation of 99,600,000,000 additional shares and the share consolidation, the authorised share capital of the Company is RMB 8,277 million divided into 25,000,000,000 shares of US$0.04 each, of which 5,492,258,218 shares were in issue and fully paid. The shares after the share consolidation rank par in all respects with each other. All references to the share capital of the Company in this report have been adjusted retrospectively to take into account the increase in authorised share capital and share consolidation. Besides, the increase in authorized capital is applied retrospectively in connection with presentation of share capital of the consolidated balance sheets as detailed in notes below.

         (b) The share capital presented in the consolidated balance sheet at January 1, 2003 represents (i) the share capital of the Company, including the shares as at January 1, 2003 totalling 50,000,000 ordinary shares and (ii) shares issued for the Asset Injection arising from the Reorganisation totalling 5,442,258,218 ordinary shares described in note 1 above.

                  The shares described in (ii) are deemed to have been issued since on January 1, 2003 under the Reorganisation for mergers accounting provision of Hong Kong SSAP No 27. The difference between the nominal value of the shares described in (ii) and the value of the net assets injected into the Company under the Asset Injection, totalling approximately RMB 31billion, is reflected as share premium as at January 1, 2003.

         (c) All preference shares were converted into ordinary shares of the Company on August 30, 2004.

         (d) On December 8, 2004, the Company completed its Global Offering as follows:

                  (i) issued an aggregate of 950,895,000 shares of US$0.04 each at HK$8.48 per share on The Stock Exchange of Hong Kong Limited ("HKSE") and at US$21.82 (HK$169.60) per ADS on the New York Stock Exchange Inc., on Nov.17 and Nov.16 respectively; and

                  (ii) issued 142,634,000 shares of US$0.04 each at HK$8.48 by way of a placing among professional and institutional investors on December 8, 2004 upon the full exercise of an over-allotment option.

                  The listing proceeds of the aforementioned Global Offering of shares, net of share issue expenses of HK$ 650 million (equivalent to RMB689 million) amounted to approximately HK$8,438 million (equivalent to RMB8,944 million). The resulting share premium amounted to approximately HK$8,096 million (equivalent to RMB 8,582 million).

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


31       Share option scheme

             A share option scheme was approved pursuant to a directors' resolution on September 30, 2004 ("Share Option Scheme"). Share options are granted to directors of the Company and to certain employees of the Group at the directors' discretion. Share option can be exercised at least 18 months from the later of the date of grant or the date of the listing of the shares of the Company on the Hong Kong Stock Exchange and subject to certain vesting schedule.

             On October 22, 2004, 158,640,000 share options with an exercise price of HK$8.4 each were granted to the directors of the Company and certain employees of the Group.

             The total number of ordinary shares that are available for issuance upon the exercise of options granted pursuant to this scheme may not exceed 10% of the total number of issued ordinary shares. The Company may, however, seek separate approvals from its shareholders for granting options beyond the 10% limit. The scheme will be valid and effective for a period of six years and no options may be granted pursuant to this scheme following the expiration of the scheme.

             Pursuant to the Company's share option plan, the Company granted 158,640,000 options to certain of its directors and employees, immediately prior to the closing of its global offering, to subscribe for its ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. The options granted under this plan has a vesting period of 42 months from the date of listing of our shares and will expire six years from the date of grant.

             Details of the share options granted immediately prior to the closing of the global offering and the movement during the year are summarized as follows:


                                                   No. of share options

                 Outstanding        Granted        No. of    Exercised
      Date of  as at January     during the Directors and   during the
        grant        1, 2004         period     employees       period
-----------------------------------------------------------------------


 22/10/2004         -         158,640,000             456      -


[Chart Continued]



                            Outstanding
      Lapsed    Cancelled          as at     Subscription
  during the   during the   December 31,  price per share
      period       period           2004   of the Company   Option period
-------------------------------------------------------------------------
                                                     HK$

 920,000(a)       -        157,720,000              8.40   157,720,000



(a) A director resigned during the year and the options granted to him lapsed on the date of his resignation in accordance with the terms of the share option scheme.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

32       Consolidated cash flow statements

(a) Reconciliation of profit/(loss) before taxation to net cash flows generated from operations

                                                                                    Years ended December 31,

                                                                                2002           2003            2004
                                                                                 RMB            RMB             RMB
                                                                             million        million         million


           Profit/(loss) before taxation                                       8,732        (17,931)         12,596
           Depreciation of fixed assets and
             amortization of intangible assets                                18,808         20,483          18,754
           Amortization of deferred revenues                                 (12,058)       (14,309)        (16,422)
           Deferred costs expensed in the income
             statements                                                        1,129          1,927           3,484
           Deficit on revaluation of fixed assets                                  -         25,778               -
           Allowance  for doubtful debts                                         357            619             832
           Loss on disposal of fixed assets                                    1,686          1,689             145
           Dividend income                                                       (78)           (45)            (17)
           Share of loss from associated companies
             and jointly controlled entities                                       1            416               1
           Interest income                                                       (82)           (79)            (76)
           Interest expense                                                    2,800          2,844           2,794
           Discount on foreign currency exchange
             forward contracts                                                     25            20              18
           Realised gain on disposal of short-term
             investments                                                         (28)            (1)              -
           Unrealised loss/(gain) on short-term
             investments                                                          (2)            (7)              4
           Unrealised foreign exchange losses                                       2           142              70
                                                                        -------------- --------------- --------------

           Operating profit before working capital
             changes                                                           21,292        21,546          22,183
           Increase in accounts receivable                                    (1,225)        (1,779)           (312)
           Decrease/(increase) in inventories and
             consumables                                                          332          (231)            201
           (increase)/decrease in prepayments and
             other receivable                                                   1,391           270             (62)
           Increase in deferred costs and other
             non-current assets                                               (1,171)        (3,494)         (3,158)
           Increase in accounts payable                                           186         1,883           1,229
           Decrease in accruals and other payables                              (363)          (457)         (3,483)
           Increase in deferred revenues                                        7,582        11,069          13,108
                                                                        -------------- --------------- --------------

           Net cash inflow generated from operations                          28,024         28,807          29,706
                                                                        ============== =============== ==============

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS



32       Consolidated cash flow statements (Continued)

(b)      Major non-cash transactions

         During 2004, the Group entered into finance lease arrangements in respect of newly acquired fixed assets with a total capital value at the inception of the lease of RMB 409 million (2003: RMB 276 million).

         During 2004, the immediate holding company assigned a loan to the Company which resulted in a direct charge to the Company's equity, see note 37(f(i)) for details.

         During 2004, all preference shares were converted into 7,741,782 ordinary shares of the Company on August 30, 2004.

(c)      Acquisition of Asia Global Crossing through Asia Netcom

         The Group acquired 100% of certain entities previously controlled by Asia Global Crossing through Asia Netcom by way of two acquisitions. On March 10, 2003, the Group injected RMB 507 million into Asia Netcom, a 51% owned jointly controlled entity which acquired the entire interest in certain entities, which own and operate an Asia-Pacific region cable network providing city-to-city connectivity, data communications and IP-based services, previously controlled by Asia Global Crossing. On December 31, 2003, the Group acquired the remaining 49% of the equity of Asia Netcom for a total cost of RMB 525 million.

         From March 10, 2003 to December 31, 2003, Asia Netcom was accounted for as a jointly controlled entity. On December 31, 2003, Asia Netcom became a wholly owned subsidiary of the Company and was consolidated into the Group's financial statements.

         The net assets acquired and the net cash inflow in respect of the purchase of the remaining 49% interest in Asia Netcom, which has a group of subsidiaries, is analysed as follows:

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

32       Consolidated cash flow statements (Continued)

 (c) Acquisition of Asia Global Crossing through Asia Netcom (Continued)


                                                                                                              As at
                                                                                                       December 31,
                                                                                                               2003
                                                                                                                RMB
                                                                                                            million
           Net assets acquired at their respective estimated fair values

           Fixed assets                                                                                       3,037
           Deferred costs                                                                                       870
           Other non-current assets                                                                             157
           Cash and bank deposits                                                                               580
           Accounts receivables and other current assets                                                        442
           Accounts payable and other current liabilities                                                    (1,207)
           Advances from network capacity sales                                                              (2,032)
           Bank and other loans                                                                              (1,011)
                                                                                                 --------------------

           Net assets                                                                                           836
                                                                                                 --------------------

           49% of net assets                                                                                    410
           Goodwill (note 19)                                                                                   115
                                                                                                 --------------------

           Satisfied by Cash                                                                                    525
                                                                                                 ====================

           Cash consideration                                                                                  (525)
           Cash and bank deposits acquired                                                                      580
                                                                                                 --------------------

           Net cash inflow in respect of the purchase of subsidiaries                                            55
                                                                                                 ====================

33       Contingent liabilities

         (a)   Guarantees


                                                                                            As at December 31,
                                                                                               2003            2004
                                                                                                RMB             RMB
                                                                                            million         million

           Guarantees for US dollar denominated bank
             loans of third parties                                                             125              63
                                                                                       =============== ==============

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


33       Contingent liabilities(Continued)

         On December 8, 2000, a subsidiary of the Company entered into an agreement to provide a guarantee to a subsidiary of China Mobile for a foreign currency borrowing. The guarantee arose from the assumption of responsibilities by both parties as part of the legacy arrangements of their predecessor companies commonly controlled by the state government.

         The guarantee obligation is limited to the outstanding loan and accrued interest amount payable by the subsidiary of China Mobile which is due to be settled by September 2005. As at December 31, 2003 and 2004, the outstanding balances of the borrowing, including interest payable, were US$15.1 million (RMB 125 million) and US$7.6 million (RMB 63 million) respectively.

         The directors are of the opinion that the possibility of the guaranteed party defaulting on the outstanding balance of the borrowing is remote, hence no provisions have been made for the guarantee.

 (b)     National Audit Office ("NAO") audit

         During the year, the NAO has completed its audit on the ultimate holding company, China Netcom Group, including all of its business operations, assets and liabilities prior to the Reorganization. Substantial assets and liabilities currently comprising the Group were injected by China Netcom Group in accordance with the Reorganization. China Netcom Group has informed the directors that no significant matters have been raised to China Netcom Group by the NAO as a result of its audit. Accordingly the directors are of the opinion that there is no matter concerning the Group qualifies for disclosures in its consolidated financial statements in relation to the NAO audit.


34       Banking facilities

         As at December 31, 2003 and 2004, the Group's banking facilities are as follows:


                                                                                            As at December 31,
                                                                                               2003            2004
                                                                                                RMB             RMB
                                                                                            million         million

           Amount utilized                                                                   69,498          56,910
                                                                                       =============== ==============

           Amount unutilized                                                                 10,952          13,590
                                                                                       =============== ==============

           Aggregate banking facilities                                                      80,450          70,500
                                                                                       =============== ==============

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


35       Commitments

 (a)     Capital commitments


                                                                                            As at December 31,
                                                                                               2003            2004
                                                                                                RMB             RMB
                                                                                            million         million
           Contracted but not provided for
               -Land and buildings                                                              220              47
               -Telecommunications networks and
             equipment                                                                        1,971             986
                                                                                       --------------- --------------

                                                                                              2,191           1,033
                                                                                       =============== ==============

           Authorised but not contracted for
              -Land and buildings                                                               213               2
              -Telecommunications networks and
             equipment                                                                        4,626           1,778
                                                                                       --------------- --------------

                                                                                              4,839           1,780
                                                                                       =============== ==============


 (b) Operating lease commitments

         The Group has future minimum lease payments under non-cancellable operating leases in respect of premises and equipment as follows:


                                                                                            As at December 31,
                                                                                               2003            2004
                                                                                                RMB             RMB
                                                                                            million         million
           Not later than one year                                                              463             793
           Later than one year and not later than
             five years                                                                         770           1,129
           Later than five years                                                                297           1,510
                                                                                       --------------- --------------

                                                                                              1,530           3,432
                                                                                       =============== ==============

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


36       Related party transactions

         Parties are considered to be related if one party has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) Transaction before Reorganization on June 30,2004

              The directors consider that the following related party transactions were carried out in the normal course of business of the Group and at terms mutually agreed between the Group and the respective related parties.


                                                                               2002            2003           Period from
                                                                                                         January1,2004 to
                                                                                                      June 30, 2004 prior
                                                                                                        to Reorganization
                                                                                RMB             RMB                   RMB
                                                      Note                  million         million               million

          Rental income from properties leased
          to related companies                                                    1               4                     2
                                                                    ================ =============== =====================
          Purchase of  materials
          - from fellow subsidiaries                 (v)a, (v)c              (2,809)        (2,365)                 (528)
          - from related companies                   (v)a, (v)c              (1,473)        (1,738)                 (670)
                                                                    ---------------- --------------- ---------------------
                                                                             (4,282)        (4,103)               (1,198)
                                                                    ================ =============== =====================
          Receipt of engineering, project
          planning, design, construction and
          information technology services
          - from fellow subsidiaries                 (v)a, (v)b              (1,377)        (1,714)                 (321)
          - from related companies                   (v)a, (v)b              (1,562)        (1,517)                 (564)
                                                                    ---------------- --------------- ---------------------
                                                                             (2,939)        (3,231)                 (885)
                                                                    ================ =============== =====================
          Ancillary telecommunications support
          services (iii)
          - from fellow subsidiaries                 (v)a, (v)c                (759)        (1,021)                 (207)
          - from related companies                   (v)a, (v)c                (543)          (767)                 (232)
                                                                    ---------------- --------------- ---------------------
                                                                             (1,302)        (1,788)                 (439)
                                                                    ================ =============== =====================
          Payment of operating lease rentals
          of premises
          - from fellow subsidiaries                 (v)a, (v)c                 (10)           (13)                   (7)
          - from related companies                   (v)a, (v)c                 (29)           (35)                   (5)
                                                                    ---------------- --------------- ---------------------
                                                                                (39)           (48)                  (12)

          Support services (iv)
          - from fellow subsidiaries                 (v)a, (v)c                (500)        (1,028)                 (187)
          - from related companies                   (v)a, (v)c                (498)          (510)                 (149)
                                                                    ---------------- --------------- ---------------------
                                                                               (998)        (1,538)                 (336)
                                                                    ================ =============== =====================

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


36      Related party transactions (Continued)

         (b) Transaction after Reorganization on June 30,2004


                                                                                                     Period after
                                                                                               Reorganization from July
                                                                                                  1, 2004 to December
                                                                                                        31,2004
                                                                                                                     RMB
                                                                                 Note                            million

         Interconnection fee received from ultimate holding company             (vi)a                               144
                                                                                               ==========================

         Interconnection fee paid to ultimate holding company                   (vi)a                              (167)
                                                                                               ==========================

         Payment of operating lease rentals of premises from fellow
         subsidiaries                                                           (vi)b                              (299)
                                                                                               ==========================

         Payment of operating sub-lease rentals of premises from
         fellow subsidiaries                                                    (vi)c                               (33)
                                                                                               ==========================

         Common corporate services income received from ultimate
         holding company                                                        (vi)d                                19
                                                                                               ==========================

         Common corporate services expense paid to ultimate holding
         company                                                                (vi)d                              (213)
                                                                                               ==========================

         Receipt of engineering, project planning, design,
         construction and information technology services                       (vi)e
          - from fellow subsidiaries                                                                             (1,935)
          - from related companies                                                                                   (7)
                                                                                               --------------------------
                                                                                                                 (1,942)
                                                                                               ==========================
          Purchase of  materials                                                (vi)f
          - from fellow subsidiaries                                                                               (780)
          - from related companies                                                                                 (106)
                                                                                               --------------------------
                                                                                                                   (886)
                                                                                               ==========================
         Ancillary telecommunications support services                          (vi)g
          - from fellow subsidiaries                                                                               (281)
          - from related companies                                                                                   (3)
                                                                                               --------------------------
                                                                                                                   (284)
                                                                                               ==========================
          Support services                                                      (vi)h
          - from fellow subsidiaries                                                                               (520)
          - from related companies                                                                                 (211)
                                                                                               --------------------------
                                                                                                                   (731)
                                                                                               ==========================

         Payment of operating lease rentals of telecommunications               (vi)i                              (138)
         facilities to fellow subsidiaries
                                                                                               ==========================

         Payment for purchase of long-term telecommunications capacity
         to ultimate holding company                                            (vi)j                              (173)
                                                                                               ==========================

         Payment for lease of long-term telecommunications capacity to
         ultimate holding company                                               (vi)k                               (28)
                                                                                               ==========================

         Management fee received from ultimate holding company                  (vi)l                                28
                                                                                               ==========================


CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


36      Related party transactions (Continued)

        Notes:

         (i) As at the respective balance sheet dates, the Group had balances with certain related parties, which have been set out in Notes 25(b)(ii) and 26.

         (ii) The related companies represent the investees of the unlisted fellow subsidiaries.

         (iii) Represents provision of ancillary telecommunications support services to the Group by the fellow subsidiaries and the related companies. These services include certain telecommunications pre-sale, on-sale and after-sale services, certain sales agency services, the printing and delivery of invoice services, the maintenance of certain air-conditioning, fire alarm equipment and telephone booths and other customers services.

         (iv) Represents the support services provided to the Group by the fellow subsidiaries and the related companies. These support services include equipment leasing services, motor vehicles services, safety and security services, conference services, basic construction agency services, equipment maintenance services, employee training services, advertising services, printing services and other support services.

         (v) Transactions with individual related parties before reorganisation on June 30, 2004 were priced based on one of the following three criteria:

                  (a) market price;
                  (b) prices based on government guidance; or
                  (c) cost plus basis.

         (vi) In connection with the Reorganisation, the Group and China Netcom Group entered into a number of agreements effective on or after July 1, 2004 with an initial term expiring on December 31, 2006. The terms of the principal agreements are summarized as follows:

                  (a) The Group entered into an Interconnection Settlement Agreement with China Netcom Group for interconnection of domestic and international long distance telephone calls. Pursuant to the said agreement, the telephony operator terminating a telephone call made to its local networks is entitled to receive a fee prescribed by MII from the operator from which the telephone call is originated.

                  (b) The Group entered into a Property Leasing Agreement with China Netcom Group pursuant to which the Group leases certain properties to/from China Netcom Group. The rental charges are based on either market rates or depreciation charge and maintenance charge in respect of each property, provided that such depreciation and maintenance charge shall not be higher than the market rates.

                  (c) The Group entered into a Property Sub-leasing Agreement with China Netcom Group pursuant to which the Group leases certain properties from China Netcom Group which are owned by independent third parties. The rental charges are based on market rates negotiated between China Netcom Group and the relevant third parties.

                  (d) The Group entered into a Master Service Sharing agreement with China Netcom Group pursuant to which expenses associated with common corporate services are allocated between the Group and China Netcom Group based on revenues as appropriate.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


36      Related party transactions (Continued)

              Notes: (Continued)

                  (e) The Group entered into an Engineering and Information Technology Services Agreement with China Netcom Group pursuant to which China Netcom Group provides the Group with engineering and information technology-related services. The amounts charged for these services are determined by reference to market rates as reflected in prices obtained through a tender.

                  (f) The Group entered into a Materials Procurement Agreement with China Netcom Group pursuant to which China Netcom Group provides the Group with the procurement of equipment and materials. The amount charged for this service is based on a percentage not exceeding 3% of the contract value of the equipment and materials purchased from domestic suppliers or 1% of the contract value of the equipment and materials purchased from overseas suppliers.

                  (g)     The Group entered into an Ancillary
                          Telecommunications Services Agreement with China Netcom Group. The ancillary telecommunications services provided by China Netcom Group include certain telecommunications pre-sale, on-sale and after-sale services, sales agency services and certain customer services. Pursuant to the said agreement, China Netcom Group charges the Group for these services in accordance with the following terms:

                             o    Government prescribed price;

                             o    Where there is no government prescribed
                                  price but there is a government guided
                                  price, the government guided price will
                                  apply;

                             o Where there is neither government prescribed price nor a government guided price the market price will apply;

                             o Where none of the above is available, the price is to be agreed between the relevant parties, which shall be based on the cost incurred in providing the services plus a reasonable profit margin.

                  (h) The Group entered into a Support Services Agreement for various support services with China Netcom Group. The support services provided by China Netcom Group include equipment leasing and maintenance services, motor vehicles services, safety and security service, basic construction agency services, research and development services, employee training services and advertising services and other support services. Pursuant to the said agreement, China Netcom Group charges the Group for these services in accordance with the following terms:

                             o    Government prescribed price;

                             o    Where there is no government prescribed
                                  price but there is a government guided
                                  price, the government guided price will
                                  apply;

                             o Where there is neither government prescribed price nor a government guided price the market price will apply;

                             o Where none of the above is available, the price is to be agreed between the relevant parties, which shall be based on the cost incurred in providing the services plus a reasonable profit margin.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS



36      Related party transactions (Continued)

              Notes: (Continued)

                  (i) The Group entered into a Telecommunications Facilities Leasing Agreement with China Netcom Group pursuant to which the Group leases the international telecommunications facilities and inter-provincial transmission optic fibres from China Netcom Group. The lease payment is based on the depreciation charge of the assets.

                  (j) The Group entered into a Capacity Purchase Agreement with East Asia Netcom Limited ("EANL"), a wholly owned subsidiary of China Netcom Group, pursuant to which the Group receives certain amounts of long-term telecommunications capacity from China Netcom Group at market prices as set out in the Capacity Purchase Agreement.

                  (k) The Group entered into a Capacity Lease Agreement with EANL, pursuant to which the Group leases certain amount of capacity of China Netcom Group's telecommunications network at market rates as set out in the Capacity Lease Agreement.

                  (l) The Group entered into a Management Services Agreement with EANL, pursuant to which the Group provides certain management services to China Netcom Group either on a cost reimbursement basis or on the basis of cost plus reasonable profits not exceeding the market price as set out in the Management Service Agreement.

         (vii) In addition, pursuant to the Reorganisation, China Netcom Group has agreed to hold and maintain, for the Group's benefit, all licenses received from the MII in connection with the Restructured Businesses transferred to the Group. The licences maintained by China Netcom Group were granted by the MII at nil or nominal costs. To the extent that China Netcom Group incurs a cost to maintain or obtain licences in the future, the Company has agreed reimburse China Netcom Group for any such expense.

         (viii) China Netcom Group has also agreed to indemnify the Group in connection with any tax and deferred tax liabilities not recognised in the financial statements of the Group and arisen from transactions prior to the date of Reorganisation.

         (ix) During the year, the Group entered into a finance lease arrangement with a related party (see Note 17(a)).

         (x) During the year, a fellow subsidiary borrowed a loan from the Group and the loan payable from the fellow subsidiary was assigned to the Group at the instruction of its immediate holding company, which resulted in a direct charge to the Company's equity, please refer to note 37(f(i)) for details.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


37       Condensed Financial Statements of The Company

INCOME STATEMENT - THE COMPANY


                                                                                   Years ended December 31,
                                                                            2002             2003          2004
                                                                             RMB              RMB           RMB
                                                                         million          million       million

Net revenues                                                                  79               38             -

Cost of revenues                                                               -                -             -
                                                                ----------------- ---------------- ------------------

Gross profit                                                                  79               38             -

Operating expenses:
    Selling, general and administrative     expenses                         (24)             (19)          (59)
                                                                ----------------- ---------------- ------------------

Total operating expenses                                                     (24)             (19)          (59)
                                                                ----------------- ---------------- ------------------

 Operating income/(loss)                                                      55               19           (59)

Interest income                                                                -                -            11

 Investment income                                                                                            7
                                                                ----------------- ---------------- ------------------
Profit/(loss) before tax                                                      55               19           (41)

Income tax benefit /(expense)                                                  -                -             -
                                                                ----------------- ---------------- ------------------

Net profit/(loss)                                                             55               19           (41)
                                                                ================= ================ ==================

                        The accompanying notes are an integral part of these condensed financial statements.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


37       Condensed Financial Statements of The Company (Continued)

BALANCE SHEET - THE COMPANY


                                                                                      As at December 31,
                                                        Note               2002             2003               2004
                                                                            RMB              RMB                RMB
                                                                        million          million            million
Assets

Current assets
    Cash and bank deposit                                                   167               88              7,789
    Short-term investments                             (b)                2,449            1,506              1,651
    Prepayment and other receivables                   (c)                    6                5                 16
                                                              ----------------- ----------------- -------------------
Total current assets                                                      2,622            1,599              9,456
                                                              ----------------- ----------------- -------------------
Non-current assets
     Investments in subsidiaries                       (d)                  345            1,387             37,509
                                                              ----------------- ----------------- -------------------
Total assets                                                              2,967            2,986             46,965
                                                              ================= ================= ===================


 Liabilities and equity
  Current liabilities
    Accruals and other payables                        (e)                    5                5                140
    Due to ultimate holding company                                           -                -                142
         Net current assets                                               2,617            1,594              9,174
                                                              ----------------- ----------------- -------------------
         Total assets less current liabilities                            2,962            2,981             46,683
                                                              ----------------- ----------------- -------------------
Financed by:
         Share capital                                 30                    19               19              2,181
         Reserves                                      (f)                2,943            2,962             44,502
                                                              ----------------- ----------------- -------------------
         Shareholders' equity                                             2,962            2,981             46,683
                                                              ----------------- ----------------- -------------------
Total liabilities & equity                                                2,967            2,986             46,965
                                                              ================= ================= ===================

                        The accompanying notes are an integral part of these condensed financial statements.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


37       Condensed Financial Statements of The Company (Continued)

CONDENSED STATEMENT OF CASH FLOWS - THE COMPANY


                                                                        Years ended December 31
                                                                  2002                  2003                  2004
                                                     ------------------    ------------------    ------------------
                                                                   RMB                   RMB                   RMB
                                                               million               million               million

Net cash used in operating activities                              (13)                  (17)                   91
                                                     ------------------    ------------------    ------------------

Net cash used in investing activities                              179                   (62)               (1,334)
                                                     ------------------    ------------------    ------------------

Net cash provided by financing activities (Issues
of shares through global offering)
                                                                     -                     -                 8,944
                                                     ------------------    ------------------    ------------------

                                                     ------------------    ------------------    ------------------

Net increase in cash                                               166                  (79)                 7,701

Cash, beginning of the year                                          1                   167                    88
                                                     ------------------    ------------------    ------------------

Cash, end of the year                                              167                    88                 7,789
                                                     ==================    ==================    ==================



           The accompanying notes are an integral part of these condensed financial statements.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


37       Condensed Financial Statements of The Company (Continued)

          (a) The condensed financial statements of the "Company have been prepared in accordance with HKFRS issued by HKICPA.

         The subsidiaries did not pay any dividend to the Company throughout the years presented.

         Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

         The Company did not have any significant commitment as at December 31, 2002 2003 and 2004.

(b)      Short-term investments

         The Company's short-term investments comprise primarily investments in listed debt securities and investment fund.

(c)      Prepayments and other receivables


                                                                                               The Company
                                                                                           As at December 31,
                                                                                             2003             2004
                                                                                              RMB              RMB
                                                                                          million          million

           Prepaid expenses and deposits                                                        -                8
           Other receivables                                                                    5                8
                                                                                     ---------------- ---------------

                                                                                                5               16
                                                                                     ================ ===============

 (d)     Investments in subsidiaries

                                                                                              The Company
                                                                                          As at December 31,
                                                                                            2003            2004
                                                                                             RMB             RMB
                                                                                         million         million

       Investment in subsidiaries, at cost                                                 1,387          37,509
                                                                                    =============== ================

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


37       Condensed Financial Statements of The Company (Continued)

 (d) Investments in subsidiaries (Continued)

         As at the December 31, 2004, the Group has direct and indirect interests in the following principal subsidiaries, all of which are private companies:



37  Condensed Financial Statements of The Company (Continued)

    (d) Investments in subsidiaries (Continued)

        As at the December 31, 2004, the Group has direct and indirect interests in the following principal subsidiaries, all of which are private companies:


                                                                    Issued and      Percentage         Principal
                                             Place and                   fully       of equity        activities
                                               date of                paid up/        interest         and place
                                        incorporation/              registered    attributable                of
                Company name             establishment                 capital    to the Group         operation

        Directly held:

        China Netcom (Group) Company     PRC August 6,      Registered capital    100%            Provision of
          Limited (formerly know as        1999             of RMB150 million                     network
          "China Netcom Corporation                                                               communication
          Limited")  (note(a))                                                                    services in the
                                                                                                  PRC

        China Netcom Corporation         Bermuda October    12,000 ordinary       100%            Investment
          International Limited            15, 2002         shares of US$1.00                     holding in
          (note(b))                                         each                                  Bermuda

        Indirectly held(pound)(0)

        Asia Netcom Corporation          Bermuda October    120,000,000           100%            Investment
          Limited  (note(c))               15, 2002         ordinary shares                       holding in
                                                            of  US$ 0.01 each                     Bermuda

        China Netcom (Hong Kong)         Hong Kong May 2,   1,000 ordinary        100%            Provision of
          Operations Limited              2001              shares of US$                         networks
          (note(d))                                         1.00 each                             communication
                                                                                                  services

                  2003 were audited by PricewaterhouseCoopers.

         Notes:

         (a) This company is a wholly owned foreign enterprise established in the PRC. The accounts of this company for the years ended December 31,2003 and 2004 were audited by PricewaterhouseCoopers Zhong Tian CAPs Limited Company.

         (b) This company adopted March 31 as its financial year end, which is not coterminous with the year end of the Group. No audited accounts have been prepared for this company because there are no statutory requirement to prepare accounts in its jurisdiction.

         (c) This company previously adopted March 31 as its financial year end, which was changed to December 31 during 2003. The accounts for the period from October 15, 2002 to March 31, 2003 and April 1, 2003 to December 31.

         (d) This company adopted March 31 as its financial year end, which is not coterminous with the year end of the Group. The accounts of this company for the years ended March 31, 2002 and 2003 were audited by PricewaterhouseCoopers.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


37       Condensed Financial Statements of The Company (Continued)

 (e) Accruals and other payables


                                                                                                The Company
                                                                                            As at December 31,
                                                                                               2003           2004
                                                                                                RMB            RMB
                                                                                            million        million

           Accrued expenses                                                                       5            140
           Other payables                                                                         -              -
                                                                                       -------------- ---------------

                                                                                                  5            140
                                                                                       ============== ===============

(f)      Reserves


                                                               Share         Capital       Retained           Total
                                                             premium         Reserve       Earnings
                                                                 RMB             RMB            RMB             RMB
                                                             million         million        million         million

           At January 1, 2003                                  2,771               -            172           2,943
           Profit for the year                                     -               -             19              19
                                                        --------------- -------------- --------------- --------------

           At December 31, 2003                                2,771               -            191           2,962
           Issue of share under Asset Injection in
             accordance with Reorganisation                   31,397           2,982              -          34,379
           Distributions to owners in accordance with
             Reorganisation                                        -               -           (359)           (359)
           Loss for the year                                                                    (41)            (41)
           Distribution to an owner upon assignment
             of loan prior to the Global Offering
             (Note i)                                              -               -         (1,021)         (1,021)
           Issue of shares through Global Offering
             (net of issuing expenses)                         8,582               -              -           8,582
                                                        --------------- -------------- --------------- --------------

           At December 31, 2004                               42,750           2,982         (1,230)         44,502
                                                        =============== ============== =============== ==============


          (i) Pursuant to the promissory note (the "Note") signed by Group Wealth Finance Limited ("Group Wealth"), a fellow subsidiary owned by CNC BVI, the Company's immediate holding company, dated July 27, 2004, Group Wealth has borrowed an amount of US$123,301,980 (RMB 1,020,644,470) from Asia Netcom, and used these funds to acquire the right to receive the outstanding debt payments owed by East Asia Netcom Limited, a fellow subsidiary, from the vendors to the aggregate amount of approximately US$123 million on July 29, 2004.

             Subsequently, on September 30, 2004, CNC BVI instructed Group Wealth to assign the loan to the Company. Accordingly, upon such assignment, the amount receivable from Group Wealth of the said amount is effectively waived and the Company recorded such assignment as an equity distribution to CNC BVI.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

38     Significant subsequent events

       After the balance sheet date, the directors proposed a final dividend. Further details are disclosed in note 9.

39     Ultimate holding company

       The directors regard China Netcom Group, a state-owned company established in the PRC, as being the ultimate holding company.

40     Approval of financial statements

       The financial statements were approved by the Board of Directors on June 15, 2005.

41 Reconciliation of Hong Kong GAAP and Accounting Principles Generally Accepted in the United States ("U.S. GAAP")

(A)    Reconciliation of Hong Kong GAAP and U.S. GAAP at the Group level

       The consolidated financial statements of the Group have been prepared in accordance with Hong Kong GAAP, which differs in certain material respects from U.S. GAAP. Differences between Hong Kong GAAP and U.S. GAAP, which may have significant impacts on the consolidated net profit/(loss) and the consolidated shareholders' equity are described below.

       The effect on consolidated net profit/(loss) of significant differences between Hong Kong GAAP and U.S. GAAP for the years ended December 31, 2002, 2003 and 2004 is as follows:


                                                                                        Years ended December 31,
                                                                                        ------------------------
                                                    Note         2002            2003           2004              2004
                                                               RMB in millions except per share data        US$ million
                                                                                                          except per
                                                                                                          share data
Consolidated profit/(loss) for the year under
  Hong Kong GAAP                                                 6,520        (11,111)            9,248          1,117
U.S. GAAP adjustments:
  Revaluation of fixed assets                        (a)             -         25,778                 -              -
  Depreciation of revalued fixed assets
                                                     (a)             -              -            (3,529)          (426)
  Share based compensation                           (b)          (20)             (2)                -              -
  Amortisation of goodwill                           (f)             -              -                10              1
  Amortisation of negative goodwill                  (f)             -              -                (7)            (1)
  Others                                                          (39)              3                14              2
  Tax effect on the above  adjustments               (e)            13         (8,508)            1,160            140
                                                              --------        --------           -------        -------
Consolidated profit for the year under U.S.
  GAAP                                                           6,474          6,160             6,896            833
                                                              ========        ========           =======        =======
Shares used in computing basic earnings per
  share                                                          5,492          5,492             5,623          5,623
                                                              ========        ========           =======        =======
Shares used in computing diluted earnings per
  share                                                          5,500          5,500             5,630          5,630
                                                              ========        ========           =======        =======
Basic earnings per share under U.S. GAAP                       RMB1.18        RMB1.12           RMB1.23        US$0.15
                                                              ========        ========           =======        =======

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Diluted earnings per share under U.S. GAAP                     RMB1.18        RMB1.12           RMB1.22        US$ 0.15
                                                              ========        ========          ========       ========

41 Reconciliation of Hong Kong GAAP and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (Continued)

         The effect on consolidated shareholders' equity of significant differences between Hong Kong GAAP and U.S. GAAP as at December 31, 2002, 2003 and 2004 is as follows:


                                                                                        Years ended December 31,
                                                   Note           2002           2003               2004             2004

                                                                          RMB in millions                        US$ million
    Consolidated shareholders' equity under Hong
      Kong GAAP                                                 62,213         43,376         55,165               6,665
    U.S. GAAP adjustments:
      Revaluation of fixed assets                   (a)              -         22,796         22,796               2,754
      Depreciation of revalued fixed assets
                                                    (a)              -              -         (3,529)               (426)
      Convertible preference shares and
       corresponding share premium                  (d)         (2,637)        (2,637)             -                   -
      Difference in distribution to owners upon
       Reorganisation                               (f)              -              -            166                  20
      Amortisation of goodwill/negative goodwill
                                                    (f)              -              -              3                   -
      Others                                                       (16)           (13)             1                   -
      Tax effect on the above adjustments           (e)              2         (7,522)        (6,362)               (768)
                                                             ----------       ----------     ---------             --------
    Consolidated shareholders' equity under U.S.
      GAAP                                                      59,562         56,000         68,240               8,245
                                                             ==========       ==========     =========             ========

(a)      Revaluation of fixed assets

         Certain classes of fixed assets of the Group were revalued as at December 31, 2003. The revaluation was performed based on the depreciated replacement costs of the fixed assets and was not based upon the expected future cash flows of the fixed assets. The revaluation resulted in a charge of RMB25,778 million to the Group's consolidated income statement for the year ended December 31, 2003 with respect to the reduction in carrying amounts of certain fixed assets below their historical cost bases. In addition, a surplus arising from the revaluation of certain other fixed assets totalling RMB2,982 million has been credited to the revaluation reserve. The effect of the reduction in depreciation of the revalued assets amounted to RMB3,529 million for the year ended December 31, 2004.

         Under U.S. GAAP, the carrying values of fixed assets are stated at their historical costs less accumulated depreciation and provision for impairment without making reference to their respective depreciated replacement costs. An impairment loss on fixed assets is

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

41 Reconciliation of Hong Kong GAAP and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (Continued)

(a) Revaluation of fixed assets (Continued)

         recorded under U.S. GAAP if the carrying value of such assets exceeds its future undiscounted cash flow resulting from the use of the assets and their eventual disposition. The future undiscounted cash flows of the Group's fixed assets, whose carrying amounts were reduced in connection with the Reorganization, exceed the historical costs of such fixed assets and, therefore, no impairment of such assets is recognised under U.S. GAAP. Accordingly, the deficit on revaluation of fixed assets charged to the Group's consolidated income statements and the surplus credited to revaluation reserve recorded under Hong Kong GAAP as at December 31, 2003 is reversed and the corresponding effects on the depreciation of the revalued assets in the periods subsequent to December 31, 2003 are also reversed for U.S. GAAP purposes.

 (b)     Share-based compensation in the years ended December 31, 2002 and 2003

         The Group had share based compensation arrangements in the years ended December 31, 2002 and 2003. Under Hong Kong GAAP, the Group accounts for shares issued to employees as ordinary share issuance and the difference between the amounts paid by the employees and the par values of the share were recognised as share premium.

         Under U.S. GAAP, the Group accounts for share-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Shares Issued to Employees" and related interpretations thereof. Accordingly, the difference between the estimated fair value of the ordinary shares issued and the issuance prices at the issuance dates is recorded as deferred stock compensation, which is an item in the equity of the Group, and amortised over two years on a straight-line basis from the date of employment of each individual employee.

         The estimated fair value of the ordinary shares issued to the employees was US$2.45 per share, which was based on a valuation report from an independent appraiser dated July 31, 2001 and derived on a non-marketable aggregate minority basis as of February 7, 2001. The directors of the Company believe that the assumptions that were used in the valuation report as of February 7, 2001 did not change significantly in the subsequent periods. As at December 31, 2004 the difference between the estimated fair value of the ordinary shares issued and the issuance price at the issuance date has been fully amortised.

(c) Grants of share options in the year ended December 31, 2004

         The Group grants share options to directors and employees in the year ended December 31, 2004 pursuant to the company's Stock Option Scheme as set out in Note 31. Under Hong Kong GAAP no charge is recorded to the income statement and the proceeds received are recognised as an increase to capital upon the exercise of the share options.

         Under U.S. GAAP, in accordance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", the Group has selected to apply the disclosure only provisions related to employee stock options and share purchases and follows the provisions of Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for stock options and shares issued to employees. Under APB 25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the ordinary shares on the measurement date, which is typically the date of grant, and is expensed ratably over the service period,

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

41 Reconciliation of Hong Kong GAAP and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (Continued)

(c) Grants of share options in the year ended December 31, 2004 (Continued)

         which is typically the vesting period. Since the options exercise price equal to the shares issue price at the time of initial public offering, the expense charged to the profit and loss account is zero at the date of grant.

         The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based
         Compensation", to stock-based employee compensation.


                                                                                                 2004        2004
                                                                                                  RMB         US$
                                                                                              million     million
         Consolidated profit under USGAAP,                                                    except per share data
            As reported                                                                         6,896         833
                 Less: Additional stock-based employee compensation expense determined under fair value based method for all
                       awards, net of tax.                                                        (18)         (2)

           Pro forma                                                                            6,878         831

         Basic net earnings per ordinary share:
             As reported                                                                         1.23        0.15

             Pro forma                                                                           1.22        0.15
         Diluted net earnings per ordinary share:
             As reported                                                                         1.22        0.14

             Pro forma                                                                           1.21        0.14

         The estimated grant date fair value, as defined by SFAS 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), was calculated using the Black-Scholes model. The Black-Scholes model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's Stock Options Scheme. This model requires highly subjective assumptions, including future share price volatility and expected time until exercise, which greatly affect the calculated grant date fair value. The following assumptions were included in the estimated grant date fair value calculations for the Stock Options Scheme. Key assumptions are:


          Risk free interest rate (%)                                                         4.3%
               Expected life (years)                                                             5
          Expected dividend                                                                    35%
          Volatility (%)                                                                     23.6%
          Weighted average estimated grant date fair value ($)                                1.22


CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

41 Reconciliation of Hong Kong GAAP and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (Continued)

 (d) Convertible preference shares

         Under Hong Kong GAAP, the convertible preference shares and the corresponding share premium are classified as equity while under U.S. GAAP they are presented as balances between liabilities and owners' equity because of the mandatorily redeemable feature of the convertible preference shares. This difference resulted in a reduction of the owners' equity by RMB2,637 million at both December 31, 2002 and 2003 under U.S. GAAP. The convertible preference shares were converted to ordinary shares on August 30, 2004 and therefore the GAAP difference ceased to exist from that date.

(e) Deferred income tax

         Hong Kong GAAP and U.S. GAAP are substantially the same with respect to accounting treatment of deferred income tax expenses or benefits that affect the Group.

         The amounts included in the reconciliation show the income tax effects of the differences between Hong Kong GAAP and U.S. GAAP as described above.

(f) Goodwill and negative goodwill

         Under Hong Kong GAAP, goodwill on acquisitions is included in intangible assets and is amortised using the straight-line method over its estimated useful life of not more than 12 years. Negative goodwill is presented in the same balance sheet classification as goodwill and recognised in the income statement over the remaining weighted average useful life of the related fixed assets.

         Under U.S. GAAP, goodwill is not amortised but tested for impairment annually and whenever events or circumstances occur indicating that goodwill might be impaired. When negative goodwill results from an acquisition, the acquirer must reassess whether all acquired assets and assumed liabilities have been identified and properly valued and then allocate negative goodwill to certain acquired non-monetary assets on a pro rata basis as applicable. Any remaining unallocated negative goodwill must be recognised immediately as an extraordinary gain.

         There are no net effects on the consolidated income statements and consolidated shareholders' equity between Hong Kong GAAP and U.S. GAAP during the year ended December 31, 2003 as described above.

         Goodwill was recognised from the acquisition of the 49% equity interest in Asia Netcom on December 31, 2003. Accordingly, the amortisation of goodwill of RMB10 million during the year ended December 31, 2004 under Hong Kong GAAP is reversed for U.S. GAAP purposes.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


41 Reconciliation of Hong Kong GAAP and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (Continued)

(f) Goodwill and negative goodwill (Continued)

         Upon the Reorganization on June 30, 2004, the value of the fixed assets transferred to China Netcom Group under Hong Kong GAAP was larger than that under U.S. GAAP by RMB166 million due to the difference in treatment on negative goodwill arising from the acquisition of certain entities of Asia Global Crossing through Asia Netcom. The negative goodwill of RMB166 million was retained in the balance sheet under Hong Kong GAAP while it was netted off against fixed assets under U.S. GAAP and the corresponding fixed assets were distributed to the owners upon the Reorganisation. Accordingly, the distribution to owners for the year ended December 31, 2004 under U.S. GAAP was lower than that under Hong Kong GAAP by RMB166 million and the consolidated shareholders' equity under U.S. GAAP on the same date was higher than that under Hong Kong GAAP by the same amount. As a result, the amortisation of negative goodwill of RMB 7 million recognised under Hong Kong GAAP for the year ended December 31, 2004 is reversed under U.S. GAAP.

(g) Presentation of revenue

         Under Hong Kong GAAP, revenues are presented net of the PRC business taxes and government levies which amounted to RMB1,663 million, RMB1,838 million and RMB 1,907 million for the years ended December 31, 2002, 2003 and 2004,

         Under U.S. GAAP, revenues should be presented gross with these types of taxes classified as a cost of revenue.

(h) Presentation of depreciation expenses

         Under Hong Kong GAAP, depreciation expenses can be excluded from "Network, operations and support" and separately disclosed on the face of income statement.

         Under U.S. GAAP, "Network, operations and support" expenses should include charges for depreciation of property, plant and equipment and amortisation of intangibles. Industry practice adopted by the Chinese telecommunications sector is to present these costs of operations net of depreciation charges. In such circumstances, U.S. GAAP requires such fact to be highlighted on the face of the income statement.

(i) Presentation of amortisation of subscriber acquisition costs

         Under Hong Kong GAAP, amortisation of capitalized subscriber acquisition costs, being RMB 46 million, RMB340 million and RMB2,006 million for the years ended December 31, 2002, 2003 and 2004 respectively is classified as selling expenses due to the marketing and promotional nature of the expenditure.

         Under U.S. GAAP, amortisation of subscriber acquisition costs needs to be included in the line item "Network, operations and support" expense for the Company.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS

41 Reconciliation of Hong Kong GAAP and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (Continued)

Other U.S. GAAP disclosures

(j) Related party transaction

         Under Hong Kong GAAP, transactions with state-controlled enterprises other than China Netcom Corporation and its affiliates are not required to be disclosed as related party transactions. Furthermore, government departments and agencies are deemed not to be related parties to the extent that such transactions are in the normal course of business. Therefore, related party transactions as disclosed in
         Note 36 of consolidated financial statements only refer to transactions with China Netcom Group.

         Under U.S. GAAP, there are no similar exemptions. The Group's transactions with state-controlled enterprises were primarily with the PRC's telecommunications operators as follows:


                                                                                   Years ended December 31,
                                                                                   ------------------------
                                                                         2002                2003                2004
                                                                              RMB in millions

         Interconnection revenue                                        2,378               2,580               3,903
         Interconnection charge                                          (700)               (617)               (996)
         Leased line revenue                                            1,620               1,381               1,010

         The amounts set out in the tables above represent the historical costs incurred by the related parties in carrying out such transactions.

(k) Fair values of financial instruments

         The carrying value of the Group's financial assets including cash and bank deposits accounts receivable, amounts due from intermediate holding company and fellow subsidiaries and financial liabilities including accounts payable, amount due to ultimate holding company, short-term bank loans, current portion of capital lease obligations, and current portions of long-term bank loans and other borrowings approximate their fair values due to their short maturities.

         The carrying value of the long term loans approximates their fair values due to their variable interest rates. The estimated fair value of the long term loans is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for debt with similar terms.

(l)      Comprehensive income

         U.S. GAAP requires that all items that are required to be recognised as components of comprehensive income be reported in a separate financial statement. There are no material differences between total recognised gains and losses for the periods shown in the Consolidated Statements of Changes in Equity presented under Hong Kong GAAP and U.S. GAAP comprehensive income, except for the differences between Hong Kong GAAP and U.S. GAAP profit attributable to shareholders shown above.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


41 Reconciliation of Hong Kong GAAP and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (Continued)

(m) Risk and uncertainties

         The relevant telecommunications governing authorities have retained the right, to a certain extent, to modify the terms and conditions of licence agreements at any time if in its opinion it is necessary or expedient to do so in the interest of the general public or for the proper operation of the telecommunications sector. This includes the right to permit additional operators to enter the telecommunications sector at any time the government authorities see fit.

         Further, the Group is exposed to the following types of market risk:

         (i)      Credit risk

                  The carrying amount of accounts receivable included in the balance sheet represents the Group's exposure to credit risk in relation to its financial assets. The Group's receivables are unsecured to the extent they are not covered by security deposits. The Group believes that adequate provision for uncollectible accounts receivable has been made.

         (ii)     Interest rate risk

                  The Group is exposed to changes in interest rates due to its long-term debt obligations. The Group enters into debt obligations to support general corporate purposes including capital expenditures, acquisitions, and working capital needs.

         (iii)    Foreign currency risk

                  The Group has assets and liabilities that are subject to fluctuations in foreign currency exchange rates. The Group has entered into certain forward foreign currency exchange contracts to reduce its economic exposure to changes in the exchange rates related to debt obligations. The Group also had foreign currency denominated bank balance amounting to RMB685 million and RMB 8,185 million as of December 31, 2003 and 2004 respectively. The Group has foreign currency denominated bank loans, the details of which are disclosed in Note 25 of consolidated financial statements.

(n)  Investment in Asia Netcom

         Under U.S. GAAP, pro forma financial information in respect of subsidiary acquired during the year/period is required to be disclosed in the financial statements.

         The following unaudited pro forma information presents a summary of the results of operations of the Group for the year ended December 31, 2003 under U.S. GAAP assuming Asia Netcom had been 100% owned by the Group since its establishment and 100% acquisition and consolidation of certain entities of Asia Global Crossing since March 10, 2003. Results of such entities of Asia Global Crossing before they were acquired by Asia Netcom had not been included below due to lack of reliable financial data.

           Net revenues                                       RMB60,938 million
           Net income                                         RMB5,762 million
           Basic earnings per share                           RMB0.26
           Diluted earnings per share                         RMB0.26

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


41 Reconciliation of Hong Kong GAAP and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (Continued)

(n)      Investment in Asia Netcom (Continued)

         Under Hong Kong GAAP, negative goodwill, which arose from acquiring certain entities of Asia Global Crossing by Asia Netcom on March 10, 2003, is presented in the same balance sheet classification as goodwill. Under U.S. GAAP, negative goodwill shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other post retirement benefit plans, and (e) any other current assets.

(B)      Reconciliation of Hong Kong GAAP and U.S. GAAP at the Company level

         The condensed financial statements of the Company as set out in Note 37 have been prepared in accordance withy Hong Kong GAAP, which differs in certain material respects from U.S. GAAP. Differences between Hong Kong GAAP and U.S. GAAP, which may have significant impacts on the Company's net profit/ (loss) and the Company's shareholders' equity are described below.

         The effect on the net profit/(loss) of significant differences between Hong Kong GAAP and U.S. GAAP at the Company's level for the years ended December 31, 2002, 2003 and 2004 is as follows:


                                                                         Years ended December 31,
                                                                         ------------------------
                                                      Note          2002          2003             2004           2004
                                                                            RMB in millions                  US$ million
    Net profit/(loss) for the year under Hong
      Kong GAAP                                                       55            19              (41)            (5)
    U.S. GAAP adjustments:
      Equity accounting for share of results of
       its subsidiaries, net of tax effect
                                                       (a)         6,419          6,141            6,937           838
                                                                 -------         ------           ------       -------
    Net profit for the year under U.S. GAAP
                                                                   6,474          6,160            6,896           833
                                                                 =======         ======           ======       =======

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


41 Reconciliation of Hong Kong GAAP and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (Continued)

         The effect on the shareholders' equity of significant differences between Hong Kong GAAP and U.S. GAAP at the Company's level as at December 31, 2002, 2003 and 2004 is as follows:

                                                     Note           2002          2003             2004            2004
                                                                             RMB in millions                  US$ million

    Shareholders' equity under Hong Kong GAAP                      2,962         2,981            46,683          5,640
    U.S. GAAP adjustments:
      Equity accounting for the subsidiaries of
       China Netcom Group, net of tax effect          (a)         59,237        55,656             7,247            876
      Revaluation of fixed assets and difference
       in the value of investments in
       subsidiaries injected from China Netcom
       Group up on Reorganisation                     (b)              -             -            14,144          1,709
      Convertible preference share and
       corresponding share premium                    (c)         (2,637)       (2,637)                -              -
    Difference in distribution to owners upon
      Reorganisation                                  (d)              -             -               166             20
                                                                 --------      --------         --------        -------

    Shareholders' equity under U.S. GAAP
                                                                  59,562        56,000            68,240          8,245
                                                                 ========      ========         ========        ========

(a) Equity accounting for share of results and net assets of its subsidiaries

         Under Hong Kong GAAP, the Company records its investment in its subsidiaries under cost method of accounting. In the Company's balance sheet, the investment in subsidiaries are stated at cost less provision for impairment losses. The results of the subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

         Under U.S. GAAP, the Company restates its financial statements as if the Reorganisation happened at the earliest period presented. It records its investment in its subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". Since the company holds 100% equity interest in the subsidiaries, the net asset value of the subsidiaries has been fully reflected as Investment in subsidiaries on the balance sheet and the results of the subsidiaries have been accounted for under share of results of subsidiaries, net of tax on the income statement.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


41 Reconciliation of Hong Kong GAAP and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (Continued)

(b) Revaluation of fixed assets and difference in the value of investments in subsidiaries injected from China Netcom Group up on Reorganisation

         As a result of the Group's Reorganisation consummated on June 30, 2004, the Company issued 5,442,258,218 ordinary shares in exchange of the telecommunications operations and the related assets and liabilities in the Eight Service Regions previously owned by China Netcom Group and injected these operations into its major operating subsidiary, CNC China. The fixed assets injected by China Netcom Group have been revalued on December 31, 2003, based on depreciated replacement cost method pursuant to the PRC rules and regulations relevant to the Reorganisation, resulting in a net reduction of their total carrying value by RMB 22,796 million (see Note 17). These fixed assets were then contributed by the Company into CNC China as an increase in its investment in CNC China.

         Under U.S. GAAP, the carrying values of fixed assets are stated at their historical costs less accumulated depreciation and provision for impairment without making reference to their respective depreciated replacement costs. Since the future undiscounted cash flows of the Group's fixed assets exceed the historical costs of such fixed assets, no impairment of such assets is recognised under U.S. GAAP. Accordingly, the carrying value of the fixed assets injected by China Netcom Group reported under USGAAP was higher than the carrying value of those assets reported under Hong Kong GAAP and the carrying value of the investment in subsidiaries under US GAAP was also higher than the carrying value of the investment under Hong Kong GAAP.

(c) Please refer to Note (d) of Section A above.

(d) Please refer to Note (f) of Section A above.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


41 Reconciliation of Hong Kong GAAP and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (Continued)

(C)      Recent HK Accounting Pronouncement

         i. During 2004, the HKICPA issued the following Hong Kong Accounting Standards ("HKASs") and HKAS Interpretation ("HKAS-Int") that were converged with equivalent International Accounting Standards ("IASs") and SIC Interpretations issued by the International Accounting Standards Board ("IASB"), most of which were revised recently as a result of the IASB's "Improvements" Project:

             o  HKAS 1   "Presentation of Financial Statements"
             o  HKAS 2   "Inventories"
             o  HKAS 8   "Accounting Policies, Changes in Accounting Estimates
                         and Errors"
             o  HKAS 10  "Events after the Balance Sheet Date"
             o  HKAS 16  "Property, Plant and Equipment"
             o  HKAS 21  "The Effects of Changes in Foreign Exchange Rates"
             o  HKAS 26  "Accounting and Reporting by Retirement Benefits Plans"
             o  HKAS 27  "Consolidated and Separate Financial Statements"
             o  HKAS 28  "Investments in Associates"
             o  HKAS 29  "Financial Reporting in Hyperinflationary Economies"
             o  HKAS 32  "Financial Instruments: Disclosure and Presentation"
             o  HKAS 33  "Earnings Per Share"
             o  HKAS 36  "Impairment of Assets"
             o  HKAS 38  "Intangible Assets"
             o  HKAS 39  "Financial Instruments: Recognition and Measurement"
             o  HKAS 40 "Investment Property"
             o  HKAS 41 "Agriculture"
             o  HKAS-Int-12  "Consolidation--Special Purposes Entities"

             The above HKASs and HKAS-Int will become effective for accounting periods beginning on or after January 1, 2005 and are required to be adopted by the Group for the year ending December 31, 2005. As a consequence, the following SSAPs and Interpretations of the HKICPA will be superseded at that time:

             o  SSAP 1 "Presentation of Financial Statements (revised 2001)"
             o SSAP 2 "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies (revised 2001)"
             o  SSAP 5 "Earnings Per Share (revised 1998)"
             o  SSAP 9 "Events after the Balance Sheet Date (revised 2001)"
             o  SSAP 10 "Accounting for Investments in Associates
                (revised 2001)"
             o  SSAP 11 "Foreign Currency Translation (revised 2001)"

41 Reconciliation of Hong Kong GAAP and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (Continued)

(C)      Recent HK Accounting Pronouncement (Continued)

         i. (Continued)

            o  SSAP 17 "Property, Plant and Equipment (revised 2001)"
            o  SSAP 22 "Inventories (revised 2001)"
            o  SSAP 24 "Accounting for Investment in Securities"
            o  SSAP 29 "Intangible Assets"
            o  SSAP 31 "Impairment of Assets"
            o SSAP 32 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries (revised 2001)"
            o  Interpretation 1  "Costs of Modifying Existing Software"
            o Interpretation 5 "Property, Plant and Equipment--Compensation for the impairment or Loss of Items"
            o Interpretation 8 "Presentation of Financial Statements -- Current Assets: Classification of Restricted and
               Appropriated Cash Balance"
            o Interpretation 10 "Earnings per Share--Financial Instruments and Other Contracts that may be Settled in Shares"
            o Interpretation 18 "Consolidated and Equity Method --Potential Voting Rights and Allocation of Ownership Interests"

            Given the HKICPA's policy to converge Hong Kong accounting standards with the IASB's financial reporting standards, the HKASs and HKAS-Int were issued to adopt the changes made as a result of the IASB improvements project as well as to eliminate, to the greatest extent possible, all differences that previously existed between Hong Kong accounting standards and the equivalent IASs. The Group is currently assessing the potential impact on the adoption of the above HKASs and HKAS-Int on January 1, 2005 may have on our financial statements presented in accordance with HK GAAP.

       ii. During 2004, the HKICPA issued the following Hong Kong Financial Reporting Standards ("HKFRS"):

            o  HKFRS 2 "Share-based Payment"
            o  HKFRS 3 "Business Combinations"
            o  HKFRS 4 "Insurance Contracts"
            o HKFRS 5 "Non-current Asset Held for Sale and Discontinued Operations"

            These HKFRSs will become effective for accounting periods beginning on or after January 1, 2005 and are therefore required to be adopted by the Group for the year ending December 31, 2005.

            HKFRS 2 prescribes the recognition principles and fair value measurements basis for all share-based payment transactions, including (i) equity-settled share-based payment transactions, (ii) cash-settled share-based payment transactions; and (iii) transactions with a choice of whether they are settled in cash or by issuing equity instruments. It requires companies to reflect in their profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. HKFRS 2 applies to grants of shares, share options or other equity instruments that were granted after November 7, 2002 and had not yet vested as at January 1,

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


            2005, and it applies retrospectively to liabilities arising from share-based payment transactions existing as at January 1, 2005.

41 Reconciliation of Hong Kong GAAP and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (Continued)

(C)         Recent HK Accounting Pronouncement (Continued)

            ii. (Continued)

                HKFRS 3 requires that all business combinations within the scope of HKFRS 3 Must be accounted for using the purchase method. Costs expected to be incurred to restructure an acquired entity's (or the acquirer's) activities must be treated as post-combination expenses, unless the acquired entity has a pre-existing liability for restructuring its activities. Intangible items acquired in a business combination must be recognised as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, must be measured initially at fair value. Amortisation of goodwill and intangible assets with indefinite useful lives is prohibited. Instead they must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. Negative goodwill should be credited to the income statements immediately.

                The Group is currently assessing the potential impact on the adoption of HKFRS 2 and HKFRS 3 may have on our financial statements presented in accordance with HK GAAP.

                The Group considers that there is no significant impact on the adoption of HKFRS 4 and HKFRS5 on our financial statements presented in accordance with HK GAAP.

(D)         Recent US Accounting Pronouncements

            In 2004, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4 ("SFAS 151"), Statement of Financial Accounting Standards No. 152 Accounting for Real Estate Time-Sharing Transactions ("SFAS 152"), Statement of Financial Accounting Standards No. 153, Exchange of Nonmonetary Assets ("SFAS 153") and revised Statement of Financial Accounting Standards No. 123, Share-Based Payment ("Revised SFAS 123").

            SFAS 151 amends and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). It requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during the fiscal years beginning after 15th June, 2005. The Company considered the effects of adoption SFAS 151 and does not expect any material impact on the financial statements.

CHINA NETCOM GROUP CORPORATION  (HONG KONG) LIMITED

NOTES TO THE FINANCIAL STATEMENTS


41 Reconciliation of Hong Kong GAAP and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (Continued)

(D)         Recent US Accounting Pronouncements (Continued)

            SFAS 152 amends FASB Statement No. 66, Accounting for Sales of Real Estate to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position ("SOP") 04-2, Accounting for Real Estate Time-Sharing Transactions and FASB Statement No. 67 Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and cost is subject to the guidance in SOP 04-2. SFAS 152 is effective for financial statements for fiscal years beginning after 15th June, 2005. The Company considered the effects of adoption SFAS 152 and does not expect any material impact on the financial statements.


            SFAS 153 amends APB Opinion No. 29 on Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception of exchanges of nonmonetary assets that do not have commercial substance. It defines `a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after 15th June, 2005. The Company considered the effects of adoption SFAS 153 and does not expect any material impact on the financial statements.

            Revised SFAS 123 is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("Original SFAS 123") and superseded APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS 123 establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Revised SFAS 123 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Revised SFAS 123 is effective a) as at the beginning of the first interim or annual reporting period that begins after 15th June, 2005 for public entities that do not file as small business issuers; b) as at the beginning of the first interim or annual reporting period that begins after 15th December, 2005 for public entities that file as small business issuers; and c) as of the beginning of the first annual reporting period that begins after 15th December, 2005 for non-public entities. The Company is assessing the impact of adoption Revised SFAS 123 on the financial statements.