Form 20-F
period 2005-12-31
China Netcom Group CORP (Hong Kong) LTD
filed 2006-06-12
CIK 1305755

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------
                                    FORM 20-F
(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    FOR THE TRANSITION PERIOD FROM TO -------------- --------------

                                       OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

Date of event requiring this shell company report ...................


         For the transaction period from ____________ to __________

                         COMMISSION FILE NUMBER 1- 32332

               CHINA NETCOM GROUP CORPORATION (HONK KONG) LIMITED
             (Exact name of Registrant as specified in its charter)
                             -----------------------

                    Hong Kong, The People's Republic of China
                 (Jurisdiction of incorporation or organization)
                             -----------------------

                     Building C, No. 156 Fuxingmennei Avenue
                        Xicheng District, Beijing, 100031
                         The People's Republic of China
                    (Address of principal executive offices)
                            ------------------------

Securities registered or to be registered pursuant to Section 12 (b) of the Act.


                                                        Name of Each Exchange
         Title of Each Class                             On Which Registered
         -------------------                             -------------------
American depositary shares, each representing
20 ordinary shares of par value
   US$0.04 per share.............................New York Stock Exchange, Inc.
Ordinary shares of par value
   US$0.04 per share.............................New York Stock Exchange, Inc.*

__________________
* Not for trading, but only in connection with the registration of American depositary shares.

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

                                      None
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15 (d)
                                   of the Act:

                                      None

                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

         As of December 31, 2005, 6,593,529,000 ordinary shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                   Yes X No__

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                   Yes __ No X

The Registrant is required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                   Yes X No __

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

  Large accelerated filer X   Accelerated filer __    Non-accelerated filer __

         Indicate by check mark which financial statement item the Registrant has elected to follow.

                              Item 17 ___ Item 18 X

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                   Yes __ No X

-------------

                                Table of Contents

                                                                           Page

PART I........................................................................1
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..............1
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE............................1
ITEM 3.    KEY INFORMATION....................................................2
ITEM 4.    INFORMATION ON THE COMPANY........................................16
ITEM 4A.   UNRESOLVED STAFF COMMENTS.........................................41
ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS......................41
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES........................63
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.................76
ITEM 8.    FINANCIAL INFORMATION.............................................85
ITEM 9.    THE OFFER AND LISTING.............................................86
ITEM 10.   ADDITIONAL INFORMATION............................................87
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........90
ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES............91

PART II......................................................................91
ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................91
ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
           USE OF PROCEEDS...................................................92
ITEM 15.   CONTROLS AND PROCEDURES...........................................93
ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT..................................93
ITEM 16B   CODE OF ETHICS....................................................93
ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES............................93
ITEM 16D   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES........94
ITEM 16E   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS........................................................94
ITEM 17.   FINANCIAL STATEMENTS..............................................94
ITEM 18.   FINANCIAL STATEMENTS..............................................94
ITEM 19.   EXHIBITS..........................................................94

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

         Statements in this Form 20-F that are not historical facts are hereby identified as "forward looking statements" for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "estimate," "project," "intend," "expect," "believe," "plan" and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. In addition, other written or oral statements which constitute forward looking statements have been made and may in the future be made by us or on our behalf, including with respect to the matters referred to above. These forward looking statements are necessarily estimates reflecting the best judgment of senior management that rely on a number of assumptions concerning future events, many of which are outside of our control, and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

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

         o references to "our northern service region" mean the ten municipalities and provinces where we operate in northern China, consisting of Beijing and Tianjin Municipalities, and Hebei, Henan, Shandong, Liaoning, Heilongjiang, Jilin, and Shanxi Provinces, and the Inner Mongolia Autonomous Region and references to "our southern service region" mean Shanghai Municipality and Guangdong Province;

         o references to "HKSE", "SEHK" or "Hong Kong Stock Exchange" mean The Stock Exchange of Hong Kong Limited, and references to "NYSE" or "New York Stock Exchange" mean New York Stock Exchange, Inc;

         o references to "Renminbi" or "RMB" are to the currency of the PRC, references to "U.S. dollars" or "US$" are to the currency of the United States of America, and references to "HK dollars" or "HK$" are to the currency of the Hong Kong Special Administrative Region of the PRC; and

         o references to "U.S. GAAP" mean the generally accepted accounting principles in the United States, references to "HKFRS" mean Hong Kong Financial Reporting Standards issued by Hong Kong Institute of Certified Public Accountants, and references to "PRC GAAP" mean the PRC Accounting Standards for Business Enterprises and the implementing rules thereof.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

         The following tables present our selected consolidated financial data as of and for the years ended December 31, 2002, 2003, 2004 and 2005.

         You should read the selected consolidated financial data below together with our consolidated financial statements, including the notes thereto, included elsewhere in this annual report, and "Item 5. Operating and Financial Review and Prospects".

         We publish our financial statements in Renminbi. We have derived the selected consolidated financial data as of and for the years ended December 31, 2002, 2003, 2004 and 2005 from our consolidated financial statements. Our consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards, or HKFRS, which differ in significant respects from U.S. GAAP.

         Our consolidated financial statements report our results as if (1) certain assets and liabilities transferred to us from China Netcom Group in connection with our restructuring in connection with the 2004 global offering had been transferred to us as of January 1, 2001, (2) certain fixed-line telecommunications assets and liabilities transferred to us from China Netcom Group in connection with our acquisition on October 31, 2005, or our 2005 Acquisition, of China Netcom Group's fixed-line telecommunications assets and liabilities in Heilongjiang Province, Jilin Province, the Inner Mongolia Autonomous Region and Shanxi Province, or the 2005 Acquired Assets and Liabilities, had been transferred to us as of January 1, 2002, and (3) in each case we had owned those assets and liabilities and conducted those operations throughout the relevant periods. For more details, see "Item 4. Information on the Company--History and Development".

         Since we and the 2005 Acquired Assets and Liabilities were under the common control of China Netcom Group, our 2005 Acquisition has been treated as a "combination of entities under common control", which was accounted for in a manner similar to pooling-of-interests. Accordingly, the 2005 Acquired Assets and Liabilities have been recognized at historical carrying amounts and our consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004 have been restated to include the financial position and results of operations of the 2005 Acquired Assets and Liabilities on a combined basis. All data and information relating to our businesses and operations for the years ended December 31, 2002, 2003 and 2004 are presented based on those restated amounts. We have omitted consolidated financial data as of and for the year ended December 31, 2001 because providing such information would require us to incur significant expense and devote extraordinary time to derive.

         Furthermore, certain amounts in our consolidated financial statements for the year ended December 31, 2004 have been restated to reflect the changes in our accounting policies resulting from our adoption of the new and revised HKFRS in 2005. For more details, please refer to Note 3 to our consolidated financial statement included elsewhere in this annual report.

Selected Consolidated Financial Information

                                                                       For the Years Ended December 31,
                                                              ------------------------------------------------------
                                                                    2002      2003      2004       2005        2005
                                                                    ----      ----      ----       ----        ----
                                                                     RMB       RMB       RMB        RMB         US$
                                                              (in millions, except per share and per ADS information)
Consolidated Income Statement Data:
HKFRS
Revenues:
    Domestic telecommunications services:
       Fixed-line telephone services(1)                           61,766     66,376     69,670     69,647      8,630
       Broadband and other Internet-related service                2,682      4,332      6,206      8,352      1,035
       Business and data communications services(2)                4,306      4,373      3,615      3,633        450
       Other services                                              1,349      1,138      1,360      2,345        291
    International telecommunications services                        572      1,379      2,643      3,255        403
       Total                                                      70,675     77,598     83,494     87,232     10,809
Operating expenses:
    Depreciation and amortization                                (24,796)   (26,800)   (25,180)   (25,049)    (3,104)
    Network, operations and support                              (14,665)   (15,108)   (13,973)   (14,417)    (1,787)
    Staff costs                                                   (9,035)   (10,945)   (11,950)   (12,333)    (1,528)
    Selling, general and administrative                           (7,927)   (10,322)   (12,877)   (13,438)    (1,665)
    Other operating expenses                                      (1,901)    (2,197)    (1,993)    (1,490)      (185)
 Operating profit before interest income, dividend
    income and deficit on revaluation of fixed assets             12,351     12,226     17,521     20,505      2,541
Interest and dividend income                                         188        140        104        186         23
Deficit on revaluation of fixed assets(3)                              -    (25,778)   (11,318)         -          -
Profit/(Loss) from operations                                     12,539    (13,412)     6,307     20,691      2,564
Financial costs                                                   (4,131)    (4,296)    (3,930)    (3,374)      (418)
Share of profit/(loss) of associated companies                        (1)      (416)        (1)         -          -
    and jointly controlled entity
Profit/(loss) before taxation                                      8,407    (18,124)     2,376     17,317      2,146
Taxation                                                          (1,789)     7,217        323     (3,429)      (425)
Profit/(loss) after taxation                                       6,618    (10,907)     2,699     13,888      1,721
Minority interests                                                     -          1          -          -          -
Profit/(loss) for the year/period                                  6,618    (10,906)     2,699     13,888      1,721
Basic earnings/(losses) per share(4)                                1.21      (1.99)      0.48       2.11       0.26
Diluted earnings/(losses) per share(4)                              1.21      (1.99)      0.48       2.10       0.25

Basic earnings/(losses) per ADS(5)                                  24.2      (39.8)       9.6       42.2        5.2
Diluted earnings/(losses) per share(5)                              24.2      (39.8)       9.6       42.0        5.0
U.S. GAAP
Profit for the year/period                                         6,572      6,365      7,932     10,465      1,280
Basic earnings /(losses) per share(4)                               1.20       1.16       1.41       1.59       0.19
Diluted earnings per share(4)                                       1.19       1.16       1.41       1.58       0.19
Basic earnings per ADS(5)                                          24.00      23.20      28.20      31.80       3.80
Diluted earnings per ADS(5)                                        23.80      23.20      28.20      31.60       3.80
Dividend declared per share                                            -          -    HKD 0.037  HKD 0.466  USD 0.06
Dividend declared per ADS                                              -          -    HKD 0.74   HKD 9.32   USD 1.20

------------------

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

(3) See "Item. 5. Operating and Financial Review and Prospects - Critical Accounting Policies - Revaluation of fixed assets" for a discussion of this revaluation.

(4) Basic/diluted earnings/(losses) per share for the years ended December 31, 2002, 2003, 2004 and 2005 set forth above have been computed by dividing profit/(loss) for each of the year by the weighted average number of ordinary shares during the year.

(5) Basic/diluted earnings/(losses) per ADS for the years ended December 31, 2002, 2003, 2004 and 2005 set forth above have computed by multiplying basic earnings/(losses) per share for the year by 20, which is the number of ordinary shares represented by each ADS.


                                                                        As at December 31,
                                                           -------------------------------------------------
                                                                2002      2003      2004      2005      2005
                                                                ----      ----      ----      ----      ----
                                                                 RMB       RMB       RMB       RMB       US$
                                                                        (in millions)
Consolidated Balance Sheet Date:
HKFRS
Cash and bank deposits                                         7,899     7,430    10,633     4,895       607
Accounts receivable                                            5,896     7,518     7,174     7,401       917
Total current assets                                          20,780    20,666    24,455    14,499     1,797
Fixed assets and construction in progress                    212,053   199,687   177,494   175,485    21,745
Total assets                                                 245,281   236,081   216,417   202,840    25,134
Accounts payable                                              18,934    20,195    21,125    16,719     2,072
Short-term bank loans and current portion
    of long-term bank and other loans                         56,406    67,383    56,609    54,187     6,714
Total current liabilities                                     97,017   118,350   106,044    98,399    12,193
Long-term bank and other loans                                40,404    30,172    26,052    18,143     2,248
Deferred revenues                                             19,744    17,585    13,988    10,925     1,354
Total liabilities                                            175,510   182,419   151,822   139,830    17,327
Owner's equity                                                69,767    53,659    64,595    63,010     7,808
U.S. GAAP
Fixed assets and construction in progress                    212,053   222,483   204,216   197,097    24,423
Total assets                                                 245,281   258,877   243,139   224,452    27,812
Owner's equity                                                67,116    66,283    82,664    77,490     9,602



                                                         For the Years Ended December 31,
                                                  -------------------------------------------------------
                                                       2002       2003       2004       2005       2005
                                                       ----       ----       ----       ----       ----
                                                        RMB        RMB        RMB        RMB        US$
                                                                        (in millions)
Consolidated Cash Flow Statement Date:
    HKFRS
Net cash inflow from operating activities             30,012     30,917     33,653     33,557      4,158
Net cash outflow from investing activities           (34,219)   (34,875)   (28,702)   (24,608)    (3,049)
Purchase of fixed assets and construction
    in progress including "repayment for
    leased land"                                     (34,186)   (36,450)   (28,256)   (27,562)    (3,415)
Net cash inflow/(outflow) from financing
    activities                                         3,212      3,595     (1,743)   (14,656)    (1,816)


EXCHANGE RATE INFORMATION

         We prepare our financial statements in Renminbi. Solely for the convenience of the reader, this annual report contains translations of Renminbi and Hong Kong dollar amounts into U.S. dollars, and vice versa, at RMB 8.0702 = US$1.00 and HK$7.7533 = US$1.00, the noon buying rates on December 30, 2005 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi and Hong Kong dollar amounts could actually be converted into U.S. dollars at these rates or at all.

         On May 31, 2006, the latest practicable date, the noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York are RMB 8.0215 = US$1.00 and HK$7.7567 = US$1.00.

         The following table sets forth the high and low noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods shown.

                                             Noon Buying Rate
                                ---------------------------------------
                                   RMB per US$            HK$ per US$
                                ------------------     ----------------
                                 High         Low       High       Low
                                ------      ------     ------    ------
December 2005                   8.0808      8.0702     7.7548    7.7516
January 2006                    8.0702      8.0596     7.7570    7.7506
February 2006                   8.0616      8.0415     7.7618    7.7564
March 2006                      8.0505      8.0167     7.7620    7.7570
April 2006                      8.0248      8.0004     7.7598    7.7529
May 2006                        8.0300      8.0005     7.7575    7.7510

         The following table sets forth the period-end noon buying rates and the average noon buying rates between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2001, 2002, 2003, 2004, 2005 and 2006 (through May 31). The average noon buying rates for the periods shown are calculated by averaging the noon buying rates on the last day of each month in the period.

                Period-End Noon Buying Rate  Average(1) Noon Buying Rate
                ---------------------------  ---------------------------
                 RMB per US$   HK$ per US$    RMB per US$   HK$ per US$
                 -----------   -----------    -----------   -----------
2001               8.2766        7.7980         8.2772         7.7996
2002               8.2800        7.7988         8.2772         7.7996
2003               8.2767        7.7640         8.2771         7.7864
2004               8.2765        7.7723         8.2768         7.7899
2005               8.0702        7.7533         8.1826         7.7755
2006 (May 31)      8.0215        7.7567         8.0314         7.7760

(1) Determined by averaging the rates on the last business day of each month during the relevant year, except for the average rate of the relevant periods in 2006, which is determined by averaging the daily rates during the respective periods.

CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

RISK FACTORS

Risks Relating to Our Business

Increasing competition in each of our service regions and markets may have an adverse effect on our business growth and financial condition.

         The telecommunications industry in China is rapidly evolving. In recent years, the central government has implemented a number of measures to restructure, and encourage fair and orderly competition in the telecommunications industry. As a result, we face increasing competition from other licensed telecommunications operators in China, including China Telecom Group, or China Telecom; China Mobile Communications Corporation, or China Mobile; China United Telecommunications Corporation, or China Unicom; China Railway Communications Corporation Limited, or China Railcom; and China Satellite Communications Corporation, or China Satcom. We expect our competitors to further expand their network coverage and increase their sales and marketing efforts in our northern and southern service regions. We will also face competition from foreign-invested telecommunications operators as a result of China's accession into the World Trade Organization, or the WTO, and the entry of foreign telecommunications companies into the Chinese market. In addition, we face competition from other telecommunications operators in our Asia-Pacific markets. As we operate in an increasingly competitive market, we have experienced and may continue to experience pressure on operating revenues and operating margins for some of our telecommunications services.

In our northern service region, competition in fixed-line services and in broadband and data services may result in lower tariffs, a smaller customer base and lower usage for our services, thereby adversely affecting our business growth and financial condition.

         We compete with other fixed-line service providers, including China Telecom, China Unicom and China Railcom, each of which has been licensed to provide fixed-line telephone services in our northern service region. We have experienced limited competition from other fixed-line service providers to date in the market for local telephone services, primarily because our competitors have not built significant local access infrastructure. However, competition for the provision of these services may increase in the future as our competitors develop their own networks, including through the use of alternative technologies. In the markets for domestic and international long distance telephone services, we face strong competition from voice over Internet protocol, or VoIP services, provided by China Telecom, China Mobile, China Unicom and China Railcom. Tariffs for VoIP services are market-based and therefore not subject to minimum pricing restriction. In addition, we may face increasing competition from Internet phone service providers such as Skype and Vonage if current restrictions on the provision of these services are loosened. Increased competition from these operators may force us to lower our tariffs or may reduce the size of our customer base and the usage of our networks. Any of these developments may materially adversely affect our business growth and financial condition.

         Mobile service substitution for our fixed-line telephone services has also created considerable competition in the markets for local and long distance telephone services. Consistent with trends in global markets in recent years, an increasing proportion of total voice traffic is being carried by mobile networks. Currently, China Mobile and China Unicom are the only licensed providers of mobile communications services in China and, in recent years, some of the traffic from our fixed-line networks has been diverted to the networks of these two companies. In addition, we face pricing pressure from mobile operators, which have recently increasingly lowered tariffs through various discount programs. The usage volume of non-PHS local calls decreased to 172.9 billion pulses in 2005 from 189.0 billion pulses in 2004, at least in part due to migration of our non-PHS local traffic to mobile services.

         For managed data services and broadband Internet access services, or broadband services, we primarily compete with China Unicom, China Telecom, China Railcom and other broadband Internet access services providers, such as Beijing Gehua CATV Network Co., Ltd. on the basis of pricing, the coverage and quality of networks, ability to provide end-to-end connectivity, quality of network management and customer service. While other major telecommunications operators in China have been leasing transport facilities from us to serve their customers, some of them, such as China Mobile and China Unicom, have in recent years begun to build their own long distance networks for voice services and fiber-optic networks for data services. Increased competition from these domestic telecommunications providers may result in lower revenues for us due to competitive pricing policies and increased sales and marketing costs to attract or retain subscribers. In our southern service region, if we do not compete effectively against China Telecom and other operators, we may achieve lower returns on our investments than expected and our business growth may be adversely affected.

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

         We currently provide personal handyphone system, or PHS, services in most cities in our northern service region to reduce the impact of mobile substitution on our fixed-line operations. PHS is a telecommunications technology that allows us to offer to our customers wireless local access services with mobility within an area with the same area code. Our ability to realize acceptable returns from our investment in PHS technology will depend on continued customer adoption of this technology. However, this market may not continue to develop, since potential customers are and will be able to choose from a variety of alternative fixed-line and wireless communication technologies, including both existing technologies and new technologies to be offered in the future, such as third generation, or 3G mobile telephone services. For instance, if China Mobile or China Unicom reduces the tariffs for mobile telecommunications services, our existing and potential PHS customers may choose to use these services instead of our PHS services to take advantage of the less geographically restricted service scope and other features of mobile technology. In addition, more mobile licenses may be issued in the near future, which will increase the level of competition in the provision of mobile telephone services, which will in turn increase pricing pressure and adversely affect the growth prospects of our PHS services. Furthermore, if we introduce 3G mobile telephone services, traffic on our PHS services may migrate to our 3G services, thereby materially and adversely affect the growth prospects of our PHS services.

         Furthermore, part of the radio spectrum currently used by our PHS services may be reallocated by the PRC government to time division synchronization code division multiple access technology, or TD-SCDMA technology, which is one of the three technologies adopted by the International Telecommunications Union and is under review by the PRC government for use in providing 3G mobile telephone services. The PRC government is currently conducting tests on TD-SCDMA related products. The PRC government has not officially announced its decisions on issues such as the timing of the grant of the 3G licenses, the number of 3G licenses to be granted, any technical requirements, or any selection of preferred technologies. If TD-SCDMA technology is introduced, our ability to use the existing PHS spectrum may be restricted, thereby limiting the volume of usage we can handle and adversely affecting our revenues.

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

         Our primary operating subsidiary was established in the PRC, and as such our internal control and management systems were designed to meet the standards generally adopted by companies in China. These standards are different from the standards and best practices adopted by companies listed in the United States. We have identified areas in which our current internal control and management systems do not meet international standards and practices. In addition, during their recent audit, our external auditors brought to our attention a number of areas in which there are more than a remote likelihood that our current internal controls and management systems do not reduce to a relatively low level of the risk of undetected errors or fraud that are more than inconsequential and could adversely affect our ability to accurately and timely record, process, summarize and report financial data. Pursuant to the Sarbanes-Oxley Act of 2002 and the various rules and regulations adopted pursuant thereto or in conjunction therewith, we will be required, for fiscal year 2006, to perform an evaluation of our internal controls over financial reporting and file an assessment of its effectiveness with the U.S. Securities and Exchange Commission, or the SEC. Unless we successfully upgrade our controls and systems, we will not be able to satisfactorily comply with our obligations under the Sarbanes-Oxley Act of 2002. If we fail to successfully complete the improvements we have scheduled on a timely basis or if the activities fail to raise our internal controls and management systems to the levels required by international standards or legal requirements or if we fail to implement required new or improved controls, then we may fail to meet our reporting obligations and our auditors may be unable to certify the management's assertion of the effectiveness of our internal controls as required under the Sarbanes-Oxley Act of 2002. This could subject us to regulatory scrutiny and result in a loss of public confidence in our management, which could, among other things, adversely affect our stock price.

We rely substantially on short-term borrowings and our inability to obtain sufficient funding may adversely affect our liquidity and financial condition.

         Similar to many enterprises in China, a significant percentage of our funding requirements is satisfied through short-term borrowings. This has resulted in a significant increase in our net current liabilities. As of December 31, 2004 and 2005, our short-term bank loans and the current portion of our long-term bank and other loans were RMB 56,609 million and RMB 56,147 million, respectively, representing 68.5% and 68.4% of the sum of total long-term and short-term bank loans and other borrowings as of the respective dates. Although, in our experience, a substantial portion of our short-term borrowings is rolled over upon maturity and these borrowings have been, in the past, a stable source of funding, no assurances can be given that this will continue to be the case. If our lenders do not roll over our short-term borrowings, or if we are unable to secure sufficient borrowings, our liquidity position would be adversely affected, and we may be required to seek more expensive sources of short-term or long-term funding to finance our operations. In addition, implementing our strategies may require substantial capital expenditures. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. If we are unable to obtain sufficient funding for our operations or development plans on commercially acceptable terms, or at all, our liquidity and financial condition may be adversely affected.

Our ultimate controlling shareholder, China Netcom Group, may cause us to enter into transactions or take (or fail to take) other actions or make decisions that conflict with the best interests of our other shareholders.

         As of May 31, 2006, China Netcom Group beneficially owned approximately 70.39% of our outstanding shares. As a result, China Netcom Group, subject to our articles of association and applicable laws and regulations, will effectively be able to control our management, policies and business by controlling the composition of our board of directors, determining the timing and amount of our dividend payments, approving significant corporate transactions, including mergers and acquisitions, and approving our annual budgets. Therefore, China Netcom Group may cause us to enter into transactions or take (or fail to take) other actions or make decisions that conflict with the best interests of our other shareholders.

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

The PRC National Audit Office and other governmental or third parties may audit or investigate our ultimate controlling shareholder and us from time to time. The outcome of these governmental or third party investigations may adversely affect our corporate image, the reputation and credibility of our management, our business and financial condition and the prices of our shares and ADSs.

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

         In addition, the tariffs for some of our services in certain locations have been set at levels above or below the levels mandated by the government. The MII may order us to adjust these tariffs and may impose fines on us for repeated failures to comply with the mandated tariff levels for these services, or even suspend our business where the situation becomes serious, as determined at the discretion of the MII. According to a regulatory circular issued by the MII, the MII reaffirmed its intention to strictly enforce these minimum tariff levels. In addition, such enforcement may be undertaken in a selective manner. The enforcement of such tariff levels and the imposition of fines or other penalties, whether done on a selective or industry-wide basis, may materially and adversely affect our competitiveness and, consequently, our business and profitability.

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

         The MII requires China Telecom, China Netcom Group, China Mobile, China Unicom, China Railcom and China Satcom to participate in a project to provide telephone services in a number of remote villages in China as transitional measures prior to the formalization of a universal service obligation framework. In order to fulfill such obligations under these transitional measures, China Netcom Group has agreed with us that it will assume the responsibility for investing in and constructing the necessary network facilities. If we operate and maintain such network facilities in our northern and southern service regions, China Netcom Group has agreed to compensate us for the related expenses based on their fair market value. However, China Netcom Group may fail to fulfill its obligations under this project, and we may not be adequately compensated by China Netcom Group for the cost and expenses resulting from our operation and maintenance of any such network. Either of these events may adversely affect our financial condition.

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

         Our Asia-Pacific operations also expose us to additional risks inherent in international operations, including:

         o difficulties in enforcing agreements and collecting receivables through some Asian legal systems;

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

         The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the central government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. In particular, legislation over the past twenty-six years has significantly enhanced the protections afforded to various forms of foreign investment in China. CNC China, our primary operating subsidiary, was incorporated in China as a "wholly foreign-owned enterprise". Although we are the sole shareholder of, and therefore have full control over, CNC China, the exercise of our shareholder rights in CNC China are subject to its articles of association and PRC laws applicable to foreign investment enterprises in China, which may be different from the laws of the United States. For example, unlike in the United States, under PRC laws, shareholders do not have the right to sue the directors or officers for misconduct on our behalf if we fail to commence such a lawsuit ourselves. As Chinese foreign investment laws and regulations are relatively new and the Chinese legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the remedies available to you as an investor and to us in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Since we are a Hong Kong company, you will not have certain investor rights as our shareholder, such as the right to bring legal action against other shareholders on behalf of the company.

         We were incorporated in Hong Kong. Under the Company Ordinance of Hong Kong, any of our shareholders, including our controlling shareholder China Netcom Group Corporation (BVI) Limited, or CNC BVI, do not have the right to bring legal action against any other shareholder on our behalf to enforce any claim against such party or parties if we fail to enforce such claim ourselves.

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

         We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully convertible currency. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. Substantially all of our revenues are denominated in Renminbi, while a portion of our capital expenditures are denominated in foreign currencies, such as U.S. dollars and Hong Kong dollars. Future movements in the exchange rate of Renminbi and other currencies may have an adverse effect on our financial condition and results of operations, particularly our international long distance services and Asia-Pacific telecommunications services. In addition, any revaluation of the Renminbi may adversely affect the prices of our shares and ADSs or any dividends payable on our shares and ADSs in foreign currency terms.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our Chinese operating subsidiary, which may restrict our ability to act in response to changing market conditions.

         Substantially all of our operations are conducted through our Chinese operating subsidiary, China Netcom (Group) Company Limited, or CNC China. The ability of our Chinese subsidiary to make dividend and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. As a wholly foreign-owned enterprise in China, CNC China is required to provide for a reserve fund and a staff and workers' bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC. CNC China is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital. In addition, the profit available for distribution from our Chinese subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from one performed in accordance with either HKFRS or U.S. GAAP. As a result, we may not receive sufficient distributions from our Chinese subsidiary to enable us to make dividend distributions to our shareholders in the future, even if our HKFRS or U.S. GAAP financial statements indicate that our operations have been profitable.

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

         Except as described in this document and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will receive proxy materials with respect to matters to be voted on at a meeting of shareholders through the depositary and may only exercise voting rights by appointing the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. Consequently, if the materials are slow to be forwarded to holders of ADSs by the depositary or are otherwise delayed or if the depositary sets deadlines by which holders of ADSs must give their instructions regarding how to vote that fall too soon after mailing of the proxy materials, you may not receive voting materials in time to instruct the depositary to vote. Thus, it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, may not have the opportunity to exercise a right to vote.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

         Our legal and commercial name is China Netcom Group Corporation (Hong
Kong) Limited. Our principal executive offices are located at Building C, No. 156 Fuxingmennei Avenue, Xicheng District, Beijing, PRC 100031. Our telephone number is (86-10) 6642-6655. Our registered offices are located at 6701, 67/F, The Center, 99 Queen's Road Central, Hong Kong. We have appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, United States of America, with telephone number 1-212-894-8940, as our agent for service of processes for actions brought under the U.S. securities laws.

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

Restructuring in Anticipation of the November 2004 Global Offering

The asset and liability transfers

         In anticipation of our Global Offering in November 2004, we entered into certain transactions, including a series of transfers of assets and liabilities between us and China Netcom Group. Following our restructuring, we provide:

      o telecommunications businesses in our northern and southern service regions; and

      o international telecommunications services in the Asia-Pacific region.

      China Netcom Group continues to:

      o provide telecommunications services in provinces, autonomous regions and municipalities outside our northern and southern service regions; and

      o     own non-core businesses.

Our subsidiaries

         We own the entire equity interest of CNC China, a company registered in China and, through China Netcom Corporation International Limited, the entire issued share capital of Asia Netcom, a company registered in Bermuda. In addition, in connection with our 2005 Acquisition, we acquired the entire equity interests of China Netcom Group New Horizon Communications Limited, or CNC New Horizon, from CNC BVI, which we currently hold through China Netcom Group New Horizon Communications Corporation (BVI) Limited. See "-- Our 2005 Acquisition". CNC China and CNC New Horizon are our operating subsidiaries in China. All businesses in our northern and southern service regions are operated through their local branch offices. Asia Netcom operates either directly or through its subsidiaries in Hong Kong and other key business centers in the Asia-Pacific region.

Change of our financial year end

         In order to conform our financial year end, which was March 31 previously, to the financial year end of the businesses that were transferred to us in connection with the restructuring, we changed our financial year end from March 31 to December 31 beginning on April 1, 2003.

Name changes

         We were incorporated in Hong Kong under the Companies Ordinance as a private limited liability company on October 22, 1999 under the name of Target Strong Limited.

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

Our 2005 Acquisition

         On September 12, 2005, we, CNC BVI and China Netcom Group entered into a conditional sale and purchase agreement whereby we agreed to acquire the entire equity interests of China Netcom Group New Horizon Communications Corporation (BVI) Limited from CNC BVI for a consideration of RMB 12,800 million, RMB 3,000 million of which was paid out to China Netcom Group on October 31, 2005 at the consummation of our 2005 Acquisition.

         Our 2005 Acquisition resulted in the transfer from China Netcom Group to us its fixed-line telecommunications assets and related liabilities in Heilongjiang Province, Jilin Province, the Inner Mongolia Autonomous Region and Shanxi Province, or the 2005 Acquired Assets and Liabilities.

Recent Development-Sale of Asia Netcom

         On June 2, 2006, we agreed to sell our equity interest to a group of investors for US$168.84 million. Asia Netcom is a wholly owned subsidiary through which we provide international telecommunications services in the Asia-Pacific region. The sale of Asia Netcom is in line with our strategy to focus on development of telecommunications services in China. We expect this transaction to be completed by early August 2006. Upon completion of the transaction, we expect to continue our buisness relationship with Asia Netcom in connection with our remaining international operations, including the purchase of capacity from Asia Netcom.


BUSINESS OVERVIEW

         Unless otherwise indicated, all data and information relating to our businesses and operations for years ended December 31, 2003 and 2004 include the data and information relating to the 2005 Acquired Assets and Liabilities.

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

Fixed-line telephone services (including PHS)

         We are the dominant provider of fixed-line telephone services in our northern service region, with a market share of 92.3% as of December 31, 2005, based on the number of fixed-line subscribers.

         Our fixed-line telephone services consist of local telephone, domestic long distance, international long distance, value-added and interconnection services. The number of our fixed-line subscribers in our northern service region has increased from 93.8 million as of December 31, 2003 to 114.7 million as of December 31, 2005. Of the total number of fixed-line subscribers in our northern service region, as of December 31, 2005, approximately 61.3% were residential customers, 9.4% were business customers, 5.5% were public telephones and 23.8% were PHS subscribers. Fixed-line telephone services represent our principal business activity.

         We have selectively built wireless local access networks based on PHS technology to offer PHS services as a cost-effective alternative to mobile services. Our PHS services have been introduced in most cities in our northern service region, where we have rolled out our PHS networks as an extension to our existing fixed-line network.

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

         Our PHS services are designed to provide our subscribers that require mobility within an area with the same area code with a more cost-effective tariff plan than traditional mobile services and access to value-added data services. We believe that our PHS services have contributed to the growth in our customer base, overall call volumes and revenues, and have also mitigated the substitution effect of mobile services. Our PHS services are provided in regions covering more than 100 area codes in our northern service region and the number of our PHS subscribers has grown rapidly since we began offering this service. We had 5.2 million new subscribers to our PHS services in 2005. As of December 31, 2005, we had 27.3 million PHS subscribers in our northern service region, compared to approximately 11.8 million at the end of 2003.

         We also operate a network of approximately 6.3 million public telephones located in our northern service region in China. We provide local, domestic long distance and international long distance call services and Internet services through our public telephones. An important contributing factor to the demand for public telephones services is China's large and growing migrant population.

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

         The following table summarizes key information regarding our local telephone services in our service regions in China as of the dates indicated:


                                                 As of December 31,
                                             ----------------------------
                                               2003       2004       2005
                                               ----       ----       ----
                                          (in thousands, except percentages)
Total number of fixed-line
  subscribers(1)                             94,073    108,079    115,328
Northern service region
     Number of fixed-line subscribers
       Residential                           68,957     70,638     70,273
       Business                               8,671      9,251     10,725
       PHS                                   11,796     22,124     27,329
       Public telephones                      4,416      5,558      6,331
                                              -----      -----      -----
          Total                              93,840    107,571    114,658
                                             ======    =======    =======
     Market share(2)                           95.6%      93.5%      92.3%
Southern service region
     Number of fixed-line subscribers           233        508        670
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

(2) Calculated by dividing the number of our fixed-line subscribers by the total number of fixed-line subscribers in our northern service region published by the provincial telecommunications administrations or the MII, as the case may be, as of each of December 31, 2003, 2004 and 2005.


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

         Service usage

         The following table sets forth information regarding usage of our local telephone services provided in our northern service region for the periods indicated:

                                                For the Years Ended December 31,
                                                -------------------------------
                                                     2003      2004      2005
                                                     ----      ----      ----
Total usage (pulses in millions)(1)                240,998   234,661   228,436
 Internet dial-up usage (pulses in millions) (1)    38,943    17,226     8,552

_________________

(1) Pulses are the billing units for calculating local telephone usage fees. See "-- Regulation -- Tariff Setting -- Local telephone services" for a discussion of pulses.

         The decrease in total usage in our local telephone services from 2004 to 2005 was primarily due to a decrease in Internet dial-up usage, reflecting the continuing migration to broadband services.

         Domestic long distance services

         We offer long distance services through our traditional networks and VoIP long distance services in our northern service region, and primarily through VoIP in our southern service region.

         The usage of our VoIP domestic long distance services in our northern and southern service regions as a percentage of the total usage of our domestic long distance services increased from 42.2% for the year ended December 31, 2003 to 48.4% for the year ended December 31, 2005, primarily because the usage of our lower-priced VoIP long distance services increased at a higher rate than the usage of our long distance services using our traditional networks over this period. At the end of 2001, we launched our "IP Direct" service to allow customers direct access to our VoIP network by dialing a 5-digit access code from any fixed-line telephone terminal, without having to purchase prepaid phone cards. We believe our "IP Direct" service has contributed to the increase of our market share in the VoIP segment and partially offset the decline in our effective tariffs, since our "IP Direct" services are subject to less discounts than our VoIP cards.

         Service usage

         The following table shows the total minutes of domestic long distance calls carried through our long distance network and the market share of our domestic long distance services for the periods indicated:

                                                                     For the Years Ended December 31,
                                                                     --------------------------------
                                                                       2003       2004       2005
                                                                      ------     ------     ------
Total minutes of domestic long distance calls (in millions)(1)(2)
    Traditional                                                       15,220     15,546     15,979
     VoIP                                                             11,110     13,820     14,996
                                                                      ------     ------     ------
       Total                                                          26,330     29,366     30,975
Northern service region
  Total minutes of usage (in millions)(2)                             15,190     15,087     15,653
     Traditional
     VoIP                                                              9,104     11,960     12,122
                                                                      ------     ------     ------
       Sub-total                                                      24,294     27,047     27,775
Southern service region
  Total minutes of usage (in millions)                                 2,036      2,319      3,200

_______________

(1) Includes usage provided over traditional networks in our southern service region.

(2) Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our long distance networks.

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

         International long distance services

         We are the leading provider of international long distance services in our northern service region, with a 48.7% market share for the overall international long distance service in that region for the year ended December 31, 2005, as compared to 54.3% for the year ended December 31, 2004. This decrease was primarily due to increasing competitions.

         In 1999, we began to offer VoIP international long distance services in our northern and southern service regions. The usage of our VoIP international long distance services as a percentage of the total usage of our international long distance services increased from 59.2% as of December 31, 2003 to 70.7% as of December 31, 2005, as price-sensitive customers increasingly elected to use lower-priced VoIP international long distance services.

         Service usage

         The following table sets forth certain information related to the usage and market share of our international long distance services for the periods indicated:

                                             For the Years Ended December 31,
                                             --------------------------------
                                                2003      2004      2005
                                                ----      ----      ----

International long distance outbound call
  minutes (in millions)(1)(2)
  Traditional                                    187       158       173
  VoIP                                           271       313       418
                                                 ---       ---       ---
       Total                                     458       471       591
  Northern service region
     Total minutes of usage (in millions)(2)
       Traditional                               186       148       156
       VoIP                                      179       191       196
                                                 ---       ---       ---
          Sub-total                              365       339       352
                                                 ---       ---       ---
  Southern service region
     Total minutes of usage (in millions)         92       132       239

_____________

(1) Includes usage provided over traditional networks in our southern service region.

(2) Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our international long distance networks.

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

         Tariffs

         The following table sets forth our current VoIP international long distance tariffs:

                                                        Tariff
                                                   ----------------
                                                   (RMB per minute)
VoIP services to:
  Hong Kong, Macau and Taiwan                            1.50
  United States and Canada                               2.40
  Asia-Pacific and certain European countries(1)         3.60
  All other international destinations                   4.60

_______________

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

         Value-added services

         In addition to basic telephone services, we offer a range of value-added services, including caller identification, PHS short messaging and "personalized ring" services. Personalized ring service enables our PHS telephone to emit a distinctive ring for incoming calls designated numbers. Our value-added services increase total usage on our network and average revenues per fixed-line subscriber, thus contributing to our revenues. As of December 31, 2003, 2004 and 2005, 52.2%, 60.4% and 65.9%, respectively, of our subscribers subscribed to our caller identification service in our service regions. In 2003,
6.8 billion PHS short messages were sent from our network, representing an increase of 240.9% from 2.0 billion in 2004. The number of subscribers to our "personalized ring" services reached 6.8 million as of December 31, 2005, as compared to 630,000 as of December 31, 2004. In addition, we provide telephone information, teleconferencing, video conferencing, voice mail services. Value-added services are still in a relatively early stage of development in China, and we believe that there is significant growth potential in this area.

         Tariffs

         We charge RMB 3.00 to RMB 6.00 per month, depending on the region, for our caller identification service. We charge RMB 0.08 to RMB 0.10 per message for PHS messages sent within our own network or to the network of China Telecom, and RMB 0.10 to RMB 0.15 per message for messages sent outside our own network or the network of China Telecom. We charge RMB 2.00 to RMB 10.00 per month for using our "personalized ring" and charge separately for downloading "rings tones"

         Interconnection

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

         For information about our domestic and international telecommunications arrangements, see "--Regulation -- Tariff Setting -- Interconnection" and "Item
7. Major Shareholders and Related Party Transactions -- Related Party Transactions -- Continuing connected transactions relating to CNC China -- Interconnection Settlement Agreement".

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

                                                As of and For the Years Ended
                                                           December 31,
                                             ----------------------------------
                                                  2003       2004       2005
                                                -------    -------   --------
Broadband services:(1)
  DSL subscribers (in thousands)                2,708.9    5,956.2    8,568.4
  LAN subscribers (in thousands)                  636.6    2,533.2    2,904.2
  Others (in thousands)                             0.7        3.0        2.6
                                                -------    -------   --------
     Subtotal                                   3,346.2    8,492.4   11,475.2
Northern service region
  DSL subscribers (in thousands)                2,708.9    5,939.2    8,529.2
  LAN subscribers (in thousands)                  603.8    2,207.2    2,507.0
  Others (in thousands)                             0.7          0          0
                                                -------    -------   --------
     Subtotal                                   3,313.4    8,146.4   11,036.2
   Market share(2)                                 91.0%      93.5%      87.6%
Southern service region
  DSL subscribers (in thousands)                      0       17.1       39.2
  LAN subscribers (in thousands) (3)                 33      326.3      397.2
                                                -------    -------   --------
     Subtotal                                        33        346        439
Dial-up and dedicated Internet access
  services:
  Dial-up online usage (minutes in
     millions)                                 32,292.7   15,134.2    6,657.5
  Dedicated Internet access lines in service
     (in thousands)                                 6.6        2.7        2.0
Northern service region
  Dial-up online usage (minutes in
     millions)                                 32,273.3   15,129.8    6,645.6
  Dedicated Internet access lines in service
     (in thousands)                                 6.1        2.7        2.0
Southern service region
  Dial-up online usage (minutes in
     millions)                                     19.4        4.4       12.0

_______________

(1) We calculate DSL subscribers based on the number of active accounts. LAN subscribers consist of end-users and dedicated line users. We calculate LAN end-users based on the number of ports subscribed for. The number of LAN dedicated line users equals total monthly fees paid by such users divided by set average revenue per unit. The current set revenue per unit is RMB
     90. We consider an account active or a service subscribed for as soon as practicable after activations of the applicable service. We remove a subscriber from the total number of subscribers as soon as practicable after that subscriber deactivates the service voluntarily or three months after the date on which that subscriber's bill becomes overdue.

(2) Calculated by dividing the number of our own broadband subscribers by the total number of broadband subscribers in our northern service region, as published by the provincial telecommunications administrations or the MII, as the case may be, as of each of December 31, 2003, 2004 and 2005.

(3) Amounts as of December 31, 2004 and 2005 include dedicated Internet access lines.

         Broadband services

         We are leveraging our extensive fixed-line network, large customer base, experienced sales force and established brand to achieve a leading position in the fast growing market for broadband services in China. We offer broadband services both in our northern and southern service regions. As of December 31, 2005, we had 11.47 million broadband subscribers, having averaged net additional subscribers of approximately 250,000 per month in 2005. In our southern service region, we target communications- intensive cities such as Shanghai, Guangzhou and Shenzhen, where we provide LAN-based broadband services.

         We increase the speed at which content may be accessed by relocating and storing broadband content closer to the end users. In addition, we offer a range of services to our corporate customers designed to help them capture the full benefits of broadband services. We offer broadband services through a range of devices, including computers and television set-top boxes. In 2005, we successfully launched China's first IPTV services in the city of Harbin, Heilongjiang Province.

         DSL services

         We promote DSL services as the primary broadband service means for residential customers and small and medium-sized enterprise customers in our northern service region. We provide DSL services by upgrading our existing copper-based local switching network. DSL technology allows us to roll out our broadband network at lower incremental costs than other types of broadband networks. In our northern service region, where we are the dominant fixed-line operator, the number of subscribers to our DSL services has grown steadily in recent years, with approximately 8.5 million DSL subscribers as of December 31, 2005, compared with approximately 2.7 million subscribers as of the end of 2003. As of December 31, 2005, our DSL subscribers accounted for 74.7% of our total number of broadband subscribers in our northern and southern service regions.

         LAN services
         In addition to DSL technology, we also use Ethernet technology-based local-area networks, or LANs, to provide our customers with broadband services. We have selectively rolled out LANs in high density residential and office buildings in both our northern and southern service regions, where customers demand a large bandwidth and high-speed Internet access. LAN uses fiber-optic technology and Ethernet protocol to connect our users to a telecommunications network and greatly expands capacity of the access network. As of December 31, 2005, we had 2.9 million subscribers of our LAN services, representing 25.3% of our total broadband subscribers.

         Internet application-related services

         We have entered into cooperation arrangements with content and applications providers in the businesses of live webcasting, virtual theater, video conferencing, IPTV, online education, and broadband games. In addition to basic services such as games, video and portals, we have also launched a series of dedicated services catering to the specific needs of local markets and industry subscribers, namely, an integrated tax payment services platform, digital libraries and digital photo-finishing. In 2005, we successfully launched China's first IPTV services in the city of Harbin, Heilongjiang Province.

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

         Dial-up and dedicated Internet access

         We are also one of the largest providers of dial-up Internet access services in our northern service regions in terms of number of subscribers. Total usage by our dial-up Internet subscribers decreased significantly in 2005. We believe that the decrease was primarily attributable to the migration of some high-usage customers from dial-up Internet services to broadband services.

         We offer high speed Internet access through dedicated lines to our business customers, particularly communications-intensive corporate customers. As of December 31, 2005, we had a total of approximately 2,000 dedicated Internet access subscribers in our northern service region. We bundle this service with voice and data services to provide integrated communications solutions to our business customers. We also offer dedicated Internet access lines in our southern service region.

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

                                          As of December 31,
                                 ----------------------------------
                                   2003         2004          2005
                                 -------      -------       -------
Number of ports
  DDN
  Frame relay                     36,683       43,078        43,519
  ATM                              1,239        4,816         4,212
Leased bandwidth
  DDN (x64kbps)                  319,812      319,323       205,064
    Frame relay (x128kbps)        47,123       82,395       177,016
  ATM (x2Mbps)                    10,010       23,262        12,316


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

         As of December 31, 2005, we leased circuits totaled 129,989 (x2Mbps) in bandwidth, including 100,387 (x2Mbps) in bandwidth to business customers. An increasing percentage of our leased circuits are of higher speed as well as capacity. Revenues generated from our leased line services have grown steadily in recent years. The following table sets forth the respective amounts of bandwidth of our leased line services provided to our business customers and carrier customers as of the dates indicated.


                                                         As of December 31,
                                                    ---------------------------
                                                      2003       2004     2005
                                                    -------    -------  ------

Bandwidth of leased circuits (x2Mbps)
  Business customers................................ 39,942    56,363   100,387
  Carrier customers................................. 44,196    34,740    29,602
                                                    -------    ------   --------

     Total.......................................... 84,138    91,103   129,989



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

         Infrastructure for our international operations

         We provide our regional services through a regional fiber-optic submarine cable system owned by our parent, China Netcom Group, connecting Japan, South Korea, Taiwan, Hong Kong, Singapore and the Philippines. This cable system also connects to the west coast of the United States, and to Australia, New Zealand, India, Malaysia, Thailand, Indonesia and Europe through additional circuits that we have purchased or leased. In addition, we operate an international network with an aggregate capacity of 250 Gbps in 24 international submarine cables, ten international terrestrial cables and other leased international circuits that connect to major cities around the world.

Recent Development-Sale of Asia Netcom

         On June 2, 2006, we agreed to sell our equity interest in Asia Netcom to a group of investors for US$168.84 million. The sale of Asia Netcom is in line with our strategy to focus on development of telecommunications services in China. Upon completion of the transaction, we expect to continue our business relationship with Asia Netcom in connection with our remaining interenational operations, including the purchase of capacity from Asia Netcom. See "--History and Development-Recent Development-Sale of Asia Netcom".

Marketing, Sales, Distribution and Customer Services

         In 2005, we revamped our marketing and sales channels in our northern service region by establishing a new community manager system. We established a cross-marketing system based on major account managers, community managers, sales outlets, 10060 telephone marketing, online marketing, and third party partners.

         Over 40,000 community managers conducted direct marketing through on-site cold-calling, which significantly enhanced our product sales and service quality. To ensure the effectiveness of the community manager marketing strategy, we set key performance indicators for community managers on certain criteria such as sales revenue, sales growth, service and maintenance.

         We improved our system of chief representatives for key accounts and provide one-stop global services to major customers. We began to offer options for either centralized or separate settlement based on the clients' needs. In response to a growing demand from our business customers for communications, networking and IT services, we heavily marketed a wide range of customized value-added applications and integrated solution packages, through road shows targeting specific groups of customers and other promotional activities.

         In 2005, for the fourth consecutive year, we ranked number one in a customer satisfaction survey conducted by the Ministry of Information Industry.

Trademarks

         We market our services under the "CNC" brand name and logo, which are registered trademarks in China owned by our parent company, China Netcom Group. China Netcom Group has also registered the "CNC Connected" brand name as a trademark for our broadband services targeted at business customers. On October 8, 2004, we entered into a new trademark licensing agreement with China Netcom Group for our use of, among other things, the "CNC" brand name and logo, and "CNC Connected" brand name. Under this agreement, China Netcom Group has agreed to grant to us and our subsidiaries the right to use these trademarks on a royalty-free basis for ten years, which is automatically renewable at our option. Substantially all of our trademarks registered in China by China Netcom Group expire after 2010.

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

Transport networks

         We operate an advanced, high-speed, large capacity, secure and reliable fiber-optic transport network throughout our northern and southern service regions and in the Asia-Pacific countries and regions in which we operate. The inter-provincial fiber-optic cables in our northern and southern service regions and the Asia-Pacific fiber-optic cables, both of which are owned by our parent, China Netcom Group, and operated by us, are integrated with our own intra-provincial transport network. This fiber-optic network is supplemented by satellite transmissions and microwave links. The integrated transport network links the major economic centers in China, Japan, South Korea, Taiwan, Hong Kong, Singapore and the Philippines and connects to networks worldwide. The fiber-optic transport network that we operate allows us to more easily manage networks with enhanced reliability. In addition, we offer a series of advanced protection technologies to customers with varying service level requirements.

Service networks

         Local access networks

         We have extensive local access network coverage in our northern service region. Our local access network covers most cities, counties and villages in our northern service region. With our comprehensive local access networks, we are able to provide customized solutions to our customers. In addition, as of December 31, 2005, our PHS network had a capacity for 41.4 million lines.

         We continue to upgrade our existing copper line local access networks using DSL technology. We have selectively connected additional large office buildings and business centers with broadband services using LAN. As of December 31, 2005, the total capacity of our DSL access ports reached 12.3 million lines.

         Fixed-line telephone switch networks

         A substantial portion of our fixed-line telephone networks has been built in the last decade. All of our switches are digital. The network consists of 131 local switch networks and a long distance switch network. As of December 31, 2005, the total capacity of local switches reached 113.9 million lines, and the capacity of long distance switches reached 1.94 million lines. In addition, China Netcom Group owns international gateways in Beijing, Shanghai and Guangzhou with a total capacity of approximately 161,910 lines as of December 31, 2005, and we utilize these international gateways for our international long distance telephone services. We intend to adopt advanced technology to ensure network reliability and to improve the utilization rate of our network. We have substantially completed the implementation of centralized control for our local switch networks, and have implemented centralized control for approximately 37% of the long distance switch networks we operate.

         Internet and data service networks

         We have developed large capacity, high quality and reliable Internet and data networks in our northern and southern service regions. Our Internet networks primarily rely on switch routers with high bandwidths. They are structured with two layers, the backbone network layer and the application layer. Our backbone networks are meshed to achieve maximum reliability and stability. A majority of the main routes in this layer has transmission capacity at 10 Gbps, or at 2.5 Gbps. As of December 31, 2005, we also had a backbone IP network with a total bandwidth of 603,532 Mbps and international outbound bandwidth of 39,830 Mbps. In addition, this network also allows us to provide services such as IP-VPN, Internet data center, e-commerce and video-on-demand services. Our data network system includes a digital data network and a frame relay and ATM network. These networks cover all cities and counties in our northern service region and substantially all cities and counties in our southern service region. In particular, our ATM network allows us to provide various access services, flexible broadband management capability and quality end-to-end services.

Support and information systems

          In 2005, we formulated a "Tri-Integration" development strategy for our corporate information system. We believe this strategy will enable gradual integration and standardization of our three major systems - application systems, the data center and the transport network carrying the application systems. The strategy, as a key part of our preparation for strategic transformation, aims to enhance management transparency and our ability to support integrated businesses and respond to the market.

         In 2005, we also launched a "2+1" project as part of the implementation of the "Tri-Integration" strategy. The project involved the full-scale deployment of enterprise resource planning, or ERP, system and the centralization of billing systems at the provincial level, and, based on the needs of these two systems, optimization and integration of the DCN network for data carrying and transmission. This project is expected to be completed in 2006. Upon completion, we expect our back office information system to improve substantially in terms of management efficiency and minimized maintenance costs. The "2+1" project is expected to enhance market responsiveness and business support capability, by facilitating quick decision-making for our management and operations, control of operating risks and improvement of internal controls.

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

Strategic Alliance with Telefonica

         In November 2005, we entered into a strategic alliance agreement with Telefonica Internacional S.A., or Telefonica, pursuant to which we and Telefonica identified a number of areas in the telecommunications business for potential cooperation. We believe that our strategic cooperation with Telefonica will bring new expertise to our operations and management.

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

         The PRC government retains the ultimate authority to adopt changes to tariffs. However, the Telecommunications Regulations require the government to hold public hearings before setting or changing a fixed or guidance tariff, which should be attended by, among others, telecommunications operators and consumers. In 2002, the MII indicated in writing that it did not intend to initiate any adjustment to tariffs for fixed-line local telephone services during the three to five years commencing in September 2002. Our average realized tariffs may vary from levels set forth below. See "Item 3. Key Information--Risk Factors -- Risks Relating to the PRC Telecommunications Industry -- New regulations, regulatory changes or changes in enforcement policies relating to telecommunications tariffs may adversely affect our competitiveness, business and profitability".

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

                                                Tariff (in RMB)
                                                ---------------
Monthly fee:
  Residential subscribers in:
     Provincial capitals.....................  20.00 to 25.00
     Other cities and counties...............  12.00 to 18.00
     Rural areas.............................  10.00 to 15.00
  Business subscribers.......................  25.00 to 35.00
Usage fee:
  Intra-district.............................  0.18 to 0.22 for the first two pulses (first three minutes or
                                               less) and 0.09 to 0.11 for each
                                               additional pulse (one minute
                                               intervals)
  Inter-district.............................  0.30 to 0.50 per pulse
                                               (one minute intervals)
Communication fee:
  Internet dial-up...........................  0.02 per pulse (one minute intervals)

         Domestic long distance services

         Our revenues from domestic long distance services consist of charges based on the duration, time of day and day of the week a call is placed. The following table sets forth the current tariffs for our domestic long distance telephone services using our traditional network:

                                                               Tariff (RMB)
                                                               ------------
Domestic long distance services on our
  traditional Network................................... 0.07 per six seconds(1)
__________
(1) Subject to filing with the provincial telecommunications administrations, our provincial level headquarters may apply a 10% to 50% discount rate to calls made during off-peak hours.

         International long distance services

    International long distance service is a government-fixed tariff. The following table sets forth our current international long distance tariffs:

                                                                 Tariff (RMB)
                                                                 ------------
International long distance services on
   our traditional network(1):
  To Hong Kong, Macau and Taiwan..........................  0.20 per six seconds
  To all international destinations                         0.80 per six seconds
__________
(1) Subject to filing with the provincial telecommunications administrations, our provincial level headquarters may apply a 10% to 50% discount rate to calls made during off-peak hours.

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

         DDN services

         The following table sets forth the monthly fees for DDN services at the bandwidths of 64kbps, 128kbps, 512kbps and 1Mbps:

                                              Monthly Fee
                            ----------------------------------------------------
                            64kbps       128kbps          512kbps        1Mbps
                            ------       -------          -------        -----
                                                  (RMB)
Intra-district..........    1,500         2,000            3,800         5,000
Inter-district..........    2,000         2,500            5,200         7,500
Domestic long distance..    3,500         5,000            7,000         9,000

         Frame relay services

         The following tables set forth the monthly fees for frame relay services, which include monthly fees for port access and permanent virtual circuits, or PVCs(1):

                                              Monthly Fee
                            ----------------------------------------------------
                            64kbps       128kbps          512kbps        1Mbps
                            ------       -------          -------        -----
Port Access                                        (RMB)
  Monthly fees.............    260            400             500         1,000
PVC
  Intra-district...........    550            800           1,000         1,500
  Inter-district...........    800          1,150           1,450         2,200
  Domestic long distance...  1,700          2,200           2,500         4,000
__________
(1) One-way tariff for PVCs frame relay services.

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

         The following table sets forth the tariffs for 2Mbps, 8Mbps, 34Mbps and 155Mbps digital circuits:

                                                   Monthly Fee
                                  ----------------------------------------------
                                     2Mbps      8Mbps       34Mbps     155Mbps
                                                      (RMB)
Intra-district...................    2,000      6,000       16,000      44,000
Inter-district...................    4,000     11,000       31,000      88,000
Domestic long distance(1)........    6,000     17,000       47,000     132,000
__________
(1) Does not include the tariffs for local digital circuits and access lines.

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

         The following table sets forth selected current major interconnection revenue sharing and settlement arrangements for local calls, as established in the 2003 rules:


  Operator from whose Network              Operator at whose Network
     Calls are Originated                    Calls are Terminated            Settlement Arrangement
------------------------------          -----------------------------      ------------------------------
Mobile operator                         Local fixed-line operator          (1) Mobile operator collects
                                                                           the cellular usage fees from
                                                                           its subscribers.
                                                                           (2) Mobile operator pays RMB
                                                                           0.06 per minute to local
                                                                           fixed-line operator.
------------------------------          -----------------------------      ------------------------------

Local fixed-line operator               Mobile operator                    No revenue sharing or
                                                                           settlement.
------------------------------          -----------------------------      ------------------------------

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

         The following table sets forth selected current major main interconnection revenue sharing and settlement arrangements for domestic long distance calls:


  Operator from whose Network              Operator at whose Network
     Calls are Originated                    Calls are Terminated            Settlement Arrangement
------------------------------          -----------------------------      ------------------------------
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

         The following table sets forth selected current major main interconnection revenue sharing and settlement arrangements for international long distance calls, including calls originated from and terminated in Hong
Kong, Macau and Taiwan:



  Operator from whose Network              Operator at whose Network
     Calls are Originated                    Calls are Terminated            Settlement Arrangement
------------------------------          -----------------------------      ------------------------------
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

         The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for VoIP long distance calls:


  Operator from whose Network              Operator at whose Network
     Calls are Originated                    Calls are Terminated            Settlement Arrangement
------------------------------          -----------------------------      ------------------------------

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

Telecommunications Resources

         The MII is responsible for the administration and allocation of telecommunications resources in China, including spectrum frequencies and telecommunications network numbers. The use of these resources by telecommunications operators is subject to the approval of the MII or the relevant provincial telecommunications administrations or provincial radio administrations and the payment of a telecommunications resources usage fee. The provincial radio administrations have allocated the 1900-1915 MHz frequency spectrum to us for PHS services, and we have the exclusive rights to use that frequency spectrum in our northern service region. On January 1, 2005, the MII issued a regulation imposing fees for the use of telephone numbers. Under the regulation, starting from April 1, 2005, all telecommunications operators, including us, are required to pay RMB 0.01 per telephone number per month.

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

         While the scope of specific universal services obligations is not yet clear, we believe that such services may include mandatory provision of basic telecommunications services in economically less developed areas in China. The MII requires China Telecom, China Netcom Group, China Mobile, China Unicom, China Railcom and China Satcom to participate in a project to provide telephone services in a number of remote villages in China as transitional measures prior to the formalization of a universal service obligation framework. In order to fulfill such obligations under those transitional measures, China Netcom Group has agreed with us that it will assume the responsibility for investing in and constructing the necessary network facilities. If we operate and maintain such network facilities in our northern and southern service regions, China Netcom Group has agreed to compensate us for the related expenses based on fair market value.

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


ORGANIZATIONAL STRUCTURE

Our Shareholding Structure

         As of May 31, 2006, China Netcom Group Corporation (Hong Kong)
Limited ("CNC Hong Kong", "we" or "us") is owned by China Netcom Group Corporation (BVI) Limited ("CNC BVI"), five PRC shareholders, Telefonica Internacional S.A. which was incorporated in Spain, and public shareholders, which hold 70.39%, 4.51%, 4.99% and 20.11% of our shares, respectively. Our five PRC shareholders, all of which are established in the PRC, are the Chinese Academy of Sciences (or the Academy of Sciences), Information and Network Center of the State Administration of Radio, Film and Television (or INC-SARFT), China Railways Telecommunications Center (or CRTC), Shanghai Alliance Investment Limited (or Shanghai Alliance), and Shandong Provincial State-owned Assets Supervision and Administration Commission (or Shandong SASAC). All of the ordinary shares owned by our five PRC shareholders are registered in the name of China Netcom Group Corporation (BVI) Limited, or CNC BVI, which holds such ordinary shares in trust for each of the five PRC shareholders. Consequently, the ownership percentages of our five PRC shareholders reflect the aggregate beneficial interests of these shareholders as held through CNC BVI. The ownership of CNC BVI as indicated above reflects CNC BVI's own beneficial ownership.

         CNC BVI is owned 100% by China Network Communications Group Corporation ("China Netcom Group"), which is a wholly state-owned enterprise established in PRC. China Netcom Group is the parent of wholly owned subsidiaries that, following the restructuring, include China Netcom (Holdings) Company Limited, or China Netcom Holdings, an investment holding company, and telecommunications companies outside our northern and southern service regions. None of these subsidiary companies have any ownership interest in us, nor do we have any ownership interest in them.


         CNC Hong Kong has three wholly-owned subsidiaries, which include China Netcom Group New Horizon Communications Corporation (BVI) Limited ("CNC New Horizon BVI"), China Netcom (Group) Company Limited ("CNC China") which was incorporated in PRC, and China Netcom Corporation International Limited ("CNC International") which was incorporated in Bermuda. CNC New Horizon BVI owns 100% of China Netcom Group New Horizon Communications Corporation Limited ("CNC New Horizon PRC") which was incorporated in PRC. CNC International has three wholly-owned subsidiaries, which are Asia Netcom Corporation Limited ("Asia Netcom") incorporated in Bermuda, China Netcom (USA) Operations Limited ("China Netcom (USA)"), and China Netcom (Hong Kong) Operations Limited ("China Netcom (Hong Kong)"). Each of China Netcom (USA) and China Netcom (Hong Kong) was previously wholly-owned subsidiaries of Asia Netcom and the ownership of each of these two entities was transferred to China Netcom Corporation International Limited as of March 15, 2006.

Recent Development-Sale of Asia Netcom

         On June 2, 2006, we agreed to sell our equity interest in Asia Netcom to a group of investors for US$168.84 million. We expect this transaction to be completed by early August 2006. See "--History and Development--Recent Development-Sale of Asia Netcom."



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

ITEM 4A. UNRESOLVED STAFF COMMENTS

         None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion and analysis should be read in conjunction with our consolidated financial statements, selected consolidated financial data and unaudited pro forma consolidated financial information, in each case together with the accompanying notes, all included elsewhere in this document.

Overview of Our Services

         We are the dominant provider of fixed-line telephone services, broadband and other Internet-related services, and business and data communications services in our northern service region in China. We also provide voice, broadband and data services using new technologies in our southern service region and international voice and data services throughout the Asia-Pacific region.

Factors Affecting Our Results of Operations

Our 2005 Acquisition

         On October 31, 2005, we acquired from China Netcom Group the fixed-line telecommunications assets and related liabilities in Heilongjiang Province, Jilin Province, the Inner Mongolia Autonomous Region and Shanxi Province. Since we and the 2005 Acquired Assets and Liabilities were under the common control of China Netcom Group, our 2005 Acquisition has been treated as a "combination of entities under common control", which was accounted for in a manner similar to pooling-of-interests. Accordingly, the 2005 Acquired Assets and Liabilities have been recognized at carrying amounts and our financial statements as of and for the years ended December 31, 2003 and 2004 have been restated to include the financial position and results of operations of the 2005 Acquired Assets and Liabilities on a combined basis. All data and information relating to our businesses and operations for the years ended December 31, 2003 and 2004 are presented based on those restated amounts.

         The following table presents a summary of the results of operations of each of our company, as previously reported by us, and the 2005 Acquired Assets and Liabilities for the years ended December 31, 2003 and 2004 and the shareholders' equity as of December 31, 2003 and December 31, 2004, and the combined amounts presented in our consolidated financial statements included elsewhere in this annual report. For the periods presented, all significant balances and transactions between our company and China Netcom Group in relation to the 2005 Acquired Assets and Liabilities prior to our 2005 Acquisition have been eliminated.


                                                       Our Company       2005 Acquired
                                                    (as previously          Assets and
                                                         reported)         Liabilities         Combined
                                                               RMB                 RMB              RMB
                                                           Million             Million          Million

2003
Operating revenue                                           59,898              17,700           77,598
Operating income/(loss)                                   (14,489)               1,077         (13,412)
Net income/(loss)                                         (11,112)                 205         (10,907)
Basic earnings/(loss) per share (RMB)                       (2.02)                0.03           (1.99)
2004
Operating revenue                                           64,878              18,616           83,494
Operating income/(loss)                                     15,511             (9,204)            6,307
Net income/(loss)                                            9,230             (6,531)            2,699
Basic earnings/(loss) per share (RMB)                         1.64              (1.16)             0.48

Financial condition:
Current assets as of December 31, 2004                      17,492               3,174           20,666
Total assets as of December 31, 2004                       179,534              56,547          236,081
Current liabilities as of December 31, 2004                 86,871              31,479          118,350
Total liabilities as of December 31, 2004                  136,155              46,264          182,419
Shareholders' equity as of December 31, 2004                43,376              10,283           53,659
Shareholders' equity as of December 31, 2003                62,213               7,554           69,767


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

         As required by the relevant PRC regulation, China Enterprise Appraisal, conducted an appraisal of 2005 Acquired Assets and Liabilities as of December 31, 2004 on a depreciated replacement cost basis. This revaluation resulted in a net reduction in the book value of the fixed assets other than land and building in the amount of RMB 7,455 million.

         For the purpose of preparing our financial statements, the effect of the revaluations was reflected in our consolidated financial statements as a charge of RMB 25,778 million on our consolidated income statements in the form of a deficit on revaluation of fixed assets in 2003 and surplus of RMB 2,982 million that was credited to the revaluation reserve on December 31, 2003, and a charge of RMB 11,318 million on our consolidated income statements in the form of a deficit on revaluation of fixed assets in 2004 and surplus of RMB 3,863 million that was credited to the revaluation reserve on December 31, 2004. This had the effect of significantly and adversely affecting our profits from operations in each of 2003 and 2004.

         The revaluation also has the effect of decreasing future annual depreciation and amortization charges.

Results of Operations

         The table below sets forth a breakdown of the revenues of our domestic and international telecommunications services and total operating expenses in terms of amount and as a percentage of our total revenues, as well as net cash flow, for the periods indicated. Although in 2003 we did not manage our international services separately from our domestic services, we have begun to do so in 2004 and will continue to do so in the future. Therefore, we expect in the future to continue to report our revenues in the same format as presented below.

                                                              For the Years Ended December 31,
                                                              --------------------------------
                                                  2003                    2004                   2005
                                                  ----                    ----                   ----
                                                     Percentage              Percentage                 Percentage
                                                         of                      of                      of
                                            Amount    Revenues      Amount    Revenues     Amount       Revenues
                                           --------  -----------   -------- -----------   --------   -------------
                                                         (RMB in millions, except percentage data)
Revenues:

Domestic Telecommunications Services:

Fixed-line telephone services(1):

Local:

Local usage fees                             24,685        31.8%     24,858    29.8%        24,582        28.2%

Monthly fees                                 16,476        21.2%     17,964    21.5%        18,261        20.9%

Upfront installation fees                     1,267         1.6%      1,568     1.9%         1,442         1.7%
                                           --------  -----------   -------- -----------   --------   -------------
Subtotal                                     42,428        54.7%     44,390    53.2%        44,285        50.8%
                                           --------  -----------   -------- -----------   --------   -------------

Domestic long distance(2)                    11,425        14.7%     11,266    13.5%        10,260        11.8%

International long distance(2)(3)             1,543         2.0%      1,234     1.5%         1,180         1.4%

Value-added services                          2,095         2.7%      2,993     3.6%         4,000         4.6%

Interconnection fees from domestic
Carriers                                      3,763         4.8%      5,441     6.5%         6,517         7.5%

Upfront connection fees(4)                    5,122         6.6%      4,346     5.2%         3,405         3.9%
                                           --------  -----------   -------- -----------   --------   -------------
Subtotal                                     66,376        85.5%     69,670    83.4%        69,647        79.8%
                                           --------  -----------   -------- -----------   --------   -------------
Broadband  Services                           2,914         3.8%      5,202     6.2%         7,812         9.0%
other Internet-related

Services                                      1,418         1.8%      1,004     1.2%           540         0.6%
                                           --------  -----------   -------- -----------   --------   -------------
Subtotal                                      4,332         5.6%      6,206     7.4%         8,352         9.6%
                                           --------  -----------   -------- -----------   --------   -------------
Business and data communications
services:

Managed data                                  1,553         2.0%      1,520     1.8%         1,395         1.6%

Leased line                                   2,820         3.6%      2,095     2.6%         2,238         2.6%

Subtotal                                      4,373         5.6%      3,615     4.4%         3,633         4.2%

Other services                                1,138         1.5%      1,360     1.6%         2,345         2.7%
                                           --------  -----------   -------- -----------   --------   -------------
Subtotal                                     76,219        98.2%     80,851    96.8%        83,977        96.3%
                                           --------  -----------   -------- -----------   --------   -------------
International Telecommunications
Services:

International long distance                       -           -         181     0.2%           284         0.3%

Interconnection fees from international
Carriers                                      1,217         1.6%      1,012     1.2%         1,266         1.5%

Broadband and other Internet-related
Services                                         14           -         360     0.4%           376         0.1%

Managed data                                     64         0.1%        309     0.4%           407         0.3%

Leased line                                      63         0.1%        456     0.6%           683         0.5%

Other services                                   21           -         285     0.3%           239         0.8%
                                           --------  -----------   -------- -----------   --------   -------------
Subtotal                                      1,379         1.8%      2,643     3.2%         3,255         3.7%
                                           --------  -----------   -------- -----------   --------   -------------
Total                                        77,598       100.0%     83,494   100.0%        87,232       100.0%
                                           --------  -----------   -------- -----------   --------   -------------
Operating Expenses:

Depreciation and amortization                26,800        34.5%     25,180    30.2%        25,049        28.7%

Network, operations and support              15,108        19.5%     13,973    16.7%        14,417        16.5%

Staff costs                                  10,945        14.1%     11,950    14.3%        12,333        14.1%

Selling, general and administrative          10,322        13.3%     12,877    15.4%        13,438        15.4%

Other operating expenses                      2,197         2.8%      1,993     2.4%         1,490         1.7%
                                           --------  -----------   -------- -----------   --------   -------------
Total                                        65,372        84.2%     65,973    79.0%        66,727        76.5%

Operating profit before interest income,
dividend income and deficit on
revaluation of
fixed assets                                 12,226        15.8%     17,521    21.0%        20,505        23.5%

Interest and dividend income                    140         0.2%        104     0.1%           186         0.2%

Deficit on revaluation of fixed
Assets                                     (25,778)       -33.2%   (11,318)   -13.6%             -         0.0%
                                           --------  -----------   -------- -----------   --------   -------------
Profit/(loss) from operations              (13,412)       -17.3%      6,307     7.6%        20,691        23.7%

Finance costs                               (4,296)        -5.5%    (3,930)    -4.7%       (3,374)        -3.9%

Share of profit/(loss) of associated
companies and jointly controlled entity       (416)        -0.5%        (1)     0.0%            -          0.0%
                                           --------  -----------   -------- -----------   --------   -------------
Profit/(loss) before taxation              (18,124)       -23.4%      2,376     2.8%        17,317        19.9%

Taxation                                      7,217         9.3%        323     0.4%       (3,429)        -3.9%
                                           --------  -----------   -------- -----------   --------   -------------
Profit/(loss) after taxation               (10,907)       -14.1%      2,699     3.2%        13,888        15.9%

Minority interests                                1         0.0%          -     0.0%             -         0.0%
                                           --------  -----------   -------- -----------   --------   -------------
Profit/(loss) for the year                 (10,906)       -14.1%      2,699     3.2%        13,888        15.9%
                                           ========  ===========   ======== ===========   ========   =============
Net cash inflows from operating
Activities                                   30,917        39.8%     33,653    40.3%        33,557        38.5%

Net cash outflows from investing
Activities                                 (34,875)       -44.9%   (28,702)   -34.4%      (24,608)       -28.2%

Net cash inflows/(outflows) from
financing Activities                         3,595          4.6%    (1,743)    -2.1%      (14,656)       -16.8%

__________

(1) Includes revenues from our PHS services.

(2) Includes revenues from our long distance VoIP services.

(3) Includes revenues from calls to Hong Kong, Macau and Taiwan.

(4) Upfront connection fees for basic telephone access services were eliminated by the MII in July 2001.

Operating results for the year ended December 31, 2005 and the year ended December 31, 2004

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

         In 2005, our revenues were RMB 87,232 million, representing an increase of RMB 3,738 million, or 4.5%, from RMB 83,494 million in 2004. This increase primarily reflects increases in revenues from our domestic services, including broadband services, value-added services, interconnection fees and certain other services.

Domestic telecommunications services
------------------------------------

         Fixed-line telephone services

         Local telephone services
         ------------------------

         Revenues from our local telephone services (including PHS services) comprise local usage fees, monthly fees and installation fees. They vary depending on the number of our fixed-line subscribers, average realized tariffs and the usage volume of local calls (including those made to connect to our dial-up Internet service). In 2005, revenues from our local telephone services were RMB 44,285 million, representing a decrease of RMB 105 million, or 0.2%, from RMB 44,390 million in 2004, and accounting for 50.8% of our total revenues in 2005.

         This slight decrease in revenues from local telephone services reflects a combination of decreases in revenues from local usage fees and upfront installation fees and an increase in revenues from monthly fees. The decreases in revenues from local usage fees and upfront installation fees were primarily due to increasing competition in the telecommunications market and increasing mobile substitution. The increase in revenues from monthly fees was primarily due to the growth of our PHS services.

         Local usage fees. Usage fees for local services include local usage fees charged for local telephone calls and VoIP long distance calls, and communications fees for dial-up Internet access.

         In 2005, revenues from our local usage fees were RMB 24,582 million, representing a decrease of RMB 276 million, or 1.1%, from RMB 24,858 million in 2004. The decrease was primarily due to a decrease of 6.2 billion pulses, or 2.7%, in the usage volume of local calls to 228.4 billion pulses in 2005 from
234.6 billion in 2004. The decrease in usage volume of local calls was in turn caused by a decrease in usage volume of non-PHS calls to 172.9 billion pulses in 2005 from 189.0 billion pulses in 2004, principally reflecting the migration of our non-PHS local traffic to PHS and mobile services. Usage volume of PHS calls increased to 55.6 billion pulses in 2005 from 45.7 billion pulses in 2004.

         Revenues from communications fees charged for our dial-up Internet service decreased to RMB 149 million in 2005 from RMB 256 million in 2004, which was primarily caused by a decrease of 8.674 billion pulses, or 50.4%, in usage volume of this service to 8.552 billion pulses in 2005 from 17.226 billion pulses in 2004, reflecting the migration of Internet dial-up traffic to broadband services.

         Monthly fees. Monthly fees represent the fixed amount of service charges to our customers for using our fixed-line telephone services.

         In 2005, our revenue from monthly fees were RMB 18,261 million, representing an increase of RMB 297 million, or 1.7%, from RMB 17,964 million in 2004, primarily due to an increase in the number of our fixed-line subscribers in our service regions.

         Upfront installation fees. Installation fees represent the amortized amount of the upfront fees received for installation of non-PHS fixed-line telephone services. These upfront installation fees are deferred and recognized over the expected customer relationship period, which is currently estimated to be ten years.

         Revenues from the upfront installation fees were RMB 1,442 million in 2005, representing a decrease of RMB 126 million, or 8.0%, from RMB 1,568 million in 2004. The decrease was principally attributable to upfront installation discount offered to new subscribers, coupled with a decrease in the number of new subscribers in 2005 to 2.036 million from 3.678 million in 2004.

         Domestic long distance services
         -------------------------------

         Revenues from our domestic long distance services consist of usage fees for domestic long distance calls originated by our fixed-line subscribers, users of our prepaid phone cards and certain other customers. In 2005, our domestic long distance revenues were RMB 10,260 million, representing a decrease of RMB 1,006 million, or 8.9%, from RMB 11,266 million in 2004. This decrease was caused by a decrease of RMB 547 million, or 7.2%, in revenues from the domestic long distance calls carried on our traditional network and a decrease of RMB 458 million, or 12.6%, in revenues from our VoIP long distance service during the 2004-2005 comparison period, which in turn was primarily attributable to declines in the average realized tariffs for both long distance calls carried on the traditional network and VoIP calls.

         International long distance services
         ------------------------------------

         Revenues from our international long distance services consist of usage fees charged to our customers for their international long distance calls originated in our service regions, including those made to Hong Kong, Macau and Taiwan.

         In 2005, this revenue was RMB 1,180 million, representing a decrease of RMB 54 million, or 4.4%, from RMB 1,234 million in 2004. The revenue decrease reflects a combination of an increase of 34.0% in the volume of international long distance calls carried on our VoIP network and a decrease of 22.0% in the average realized tariff for international long distance calls.

         Value-added services
         --------------------

         Revenues from our value-added services consist of fees that we charge our customers for the provision of caller identification, PHS short-messaging, personalized ring, telephone information services, video- and tele-conferencing and other value-added services. Revenues from our value-added services in 2005 were RMB 4,000 million, representing an increase of RMB 1,007 million, or 33.6%, from RMB 2,993 million in 2004. The increase was primarily attributable to an increase in revenues from PHS short message service to RMB 624 million in 2005 from RMB 79 million in 2004, reflecting an increase in the number of PHS short messages sent from our network to 6.8 billion in 2005 from 2.0 billion in 2004. The revenue growth was further driven by an increase in revenues from our caller identification service to RMB 2,241 million in 2005 from 2,231 million in 2004, reflecting an increase in the number of subscribers of our caller identification service, which reached a penetration rate of 65.9% of our access lines in service as of December 31, 2005 from 60.4% as of December 31, 2004.

         Interconnection services
         ------------------------

         Revenues from our interconnection services represent interconnection fees charged to other domestic telecommunications carriers, principally China Mobile, China Unicom and China Telecom, for both local and long distance calls, and revenues from our interconnections with China Netcom Group.

         Revenues from our interconnection services were RMB 6,517 million in 2005, representing an increase of RMB 1,076 million, or 19.8%, from RMB 5,441 million in 2004. The increase was primarily due to increases in aggregate revenues from our interconnections with China Unicom and China Mobile to RMB 4,632 million in 2005 from RMB 2,930 million in 2004. The interconnection revenue growth was further driven by an increase of RMB 270 million in revenues from interconnections with China Netcom Group, pursuant to the interconnection service agreement.

         Upfront connection fees
         -----------------------

         Upfront connection fees represent the amortized amount of the upfront fees received for the initial activation of fixed-line telephone services. As a result of the elimination of this fee on July 1, 2001, revenues from the amortized portion of upfront connection fees were RMB 3,405 million in 2005, representing a decrease of RMB 941 million, or 21.7%, from RMB 4,346 million in 2004, and will continue to decline in the coming years until the expiration of the amortization period.

         Broadband access and other Internet-related services

         Revenues from our broadband access and other Internet-related services consist of revenues for the provision of DSL, LAN, and other Internet-related services, as well as Internet dial-up (other than communications fees) and dedicated Internet access services.

         Total revenues from our broadband services in 2005 were RMB 7,812 million, representing an increase of RMB 2,610 million, or 50.2%, from RMB 5,202 million in 2004. This increase reflects the rapid expansion of our broadband subscriber base. The total number of our DSL subscribers increased by approximately 2.6 million, or 43.3%, or to 8.6 million as of December 31, 2005 from approximately 6.0 million as of December 31, 2004. The effect of the increase in the number of subscribers on revenue growth was partially offset by declines in the average realized monthly tariffs for our broadband services, reflecting the discount and promotional packages that we offer, and the fact that increasing numbers of our new subscribers are residential users, who generally have lower usage than business users.

         Revenues from other Internet-related services were RMB 540 million in 2005, representing a decrease of RMB 464 million, or 46.2%, from RMB 1,004 million in 2004. The decrease was primarily due to the continuing migration of subscribers to broadband services from Internet dial-up services.

         Business and data communications services

         Managed data services
         ---------------------

         Revenues from our corporate data services represent fees that we charge for our DDN, frame relay, ATM, MPLS VPN and X.25 services. Revenues from our managed data services were RMB 1,395 million in 2005, representing a decrease of RMB 125 million, or 8.2%, from RMB 1,520 million in 2004. The decrease was primarily due to decrease in average realized tariff as a result of increased market competition.

         Leased line services
         --------------------

         Revenues from our leased line services represent fees that we receive from our business and carrier customers for leasing circuit capacity to them, including the lease of digital circuits, digital trunk lines and optic fibers. Revenues from our leased line services were RMB 2,238 million in 2005, representing an increase of RMB 143 million, or 6.8%, from RMB 2,095 million in 2004. This increase was primarily due to an increase in circuit bandwidth leased to 129,989 (x2Mbps) as of December 31, 2005 from 91,103 (x2Mbps) as of December 31, 2004, which was primarily attributable to an increase in circuit bandwidth leased to business customers to 100,387 (x2Mbps) as of December 31, 2005 from 56,363 (x2Mbps) as of December 31, 2004. The effect of the increased circuit bandwidth leased to business customers on revenue growth was partially offset by a decrease in circuit bandwidth leased to carrier customers, and a decrease in average realized tariffs for our leased line services.

         Other services
         --------------

         Revenues from other services, including revenues from service and maintenance fees, lease payments for our non-telecommunications equipment, paging service fees, and revenues from sales of products like handsets and DSL modems, were RMB 2,345 million in 2005, representing an increase of RMB 985 million, or 72.4%, from RMB 1,360 million in 2004. The increase was primarily due to an increase in sales of PHS handsets and external modems for our DSL service.

International telecommunications services
-----------------------------------------

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

         Revenues from our international telecommunications services were RMB 3,255 million in 2005, representing an increase of RMB 612 million, or 23.2%, from RMB 2,643 million in 2004. The increase was primarily due to a rapid increase in revenues from leased line services, interconnection fees and managed data services provided to our international customers.

         Operating expenses

         The key components of our operating expenses are depreciation and amortization expenses, network operations and support expenses, selling, general and administrative expenses, staff costs and other expenses. Our total operating expenses in 2005 were RMB 66,727 million, representing an increase of RMB 754 million, or 1.1%, from RMB 65,973 million in 2004, as compared to the 4.5% increase in our revenues during this period. The increase in our total operating expenses principally reflect the expansion of our customer base and increased selling, general and administrative expenses, which was in turn primarily caused by increasing market competition.

         The following table sets forth the components of our operating expenses as percentages of our revenues for the periods indicated.


                                                                   Years Ended 31 December
                                                      --------------------------------------------------
                                                              2004                        2005
                                                      ----------------------      ----------------------
                                                                  Percentage                  Percentage
                                                      Amount      of revenue      Amount      of revenue
                                                      ------      ----------      ------      ----------
                                                         (RMB in millions, except percentage data)
Depreciation and amortization expenses............     25,180          30.2%       25,049          28.7%
Network, operations and support expenses..........     13,973          16.7%       14,417          16.5%
Selling, general and administrative expenses......     12,877          15.4%       13,438          15.4%
Staff costs.......................................     11,950          14.3%       12,333          14.1%
Other operating expenses..........................      1,993           2.4%        1,490           1.7%
                                                      -------        -------     --------        -------
     Total operating expenses.....................     65,973          79.0%       66,727          76.5%

         Depreciation and amortization

         We depreciate our property, plant and equipment on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. For example, our telecommunication network and equipment are depreciated over periods typically ranging from five to ten years. In 2005, our depreciation and amortization expenses were RMB 25,049 million, representing a decrease of RMB 131 million, or 0.5%, from RMB 25,180 million in 2004. The decrease was primarily attributable to the revaluation deficit of our fixed assets upon our 2005 Acquisition, which resulted in a decrease in our total assets value. For more details, see "--Factors Affecting Our Results of Operations--Our 2005 Acquisition". The decrease in our depreciation and amortization expenses also reflects a decrease in our capital expenditure to RMB 27,562 million in 2005 from RMB 28,256 million in 2004.

         Network, operations and support

         Network, operations and support expenses primarily consist of repair and maintenance expenses incurred in connection with the operation of our telecommunications networks, interconnection expenses, utility expenses, expenses relating to the disposal of fixed assets and the installation costs for additional access lines that are put in service each year, which are amortized on a straight-line basis over ten years to the extent that such costs match the incremental revenues from new customers. In 2005, these expenses amounted to RMB 14,417 million, representing an increase of RMB 444 million, or 3.2%, from RMB 13,973 million in 2004. The increase was primarily attributable to an increase of RMB 885 million in interconnection expenses with China Netcom Group and other carriers, which was in part due to increased volume of outbound calls. The increase was partially offset by a decrease in repair and maintenance expenses by RMB 751 million, or 14.4%, to RMB 4,452 million in 2005 from RMB 5,203 million in 2004, as a result of our continued efforts to centralize the management of our network operations.

         Selling, general and administrative

         Selling, general and administrative expenses primarily consist of sales and marketing expenses, general and administrative expense and provision for doubtful accounts.

         In 2005, our selling, general and administrative expenses were RMB 13,438 million, representing an increase of RMB 561 million, or 4.4%, from RMB 12,877 million in 2004. The increase in these expenses was primarily attributable to an increase in sales and marketing expenses to RMB 8,985 million in 2005 from RMB 8,152 million, which was partially offset by a decrease in the general and administrative expenses, particularly office and travel expenses, resulting from our continued efforts to cut costs.

         Staff costs

         Staff costs principally consist of expenses for salary and benefits, contributions to pension plans and a housing fund, and the payment of early retirement benefits.

         In 2005, our staff costs were RMB 12,333 million, representing an increase of RMB 383 million, or 3.2%, from RMB 11,950 million in 2004, which was primarily attributable to an increase in staff salary and benefits to RMB 11,046 million in 2005 from RMB 10,076 million in 2004. In 2005, we started to implement a performance-linked compensation allocation system with an increased percentage of salaries paid to the front office employees. In addition, we implemented several employee benefit programs to better retain and motivate existing employees and to attract qualified potential employees.

         Other operating expenses

         Other operating expenses include printing costs for bills, invoices and other materials, charitable donations, and other miscellaneous administrative and operational expenses. In 2005, other operating expenses were RMB 1,490 million, representing a decrease of RMB 503 million, or 25.2%, from RMB 1,993 million in 2004, reflecting our efforts to reduce such expenses.

         Operating profit before interest income, dividend income and deficit on revaluation of fixed assets

         In 2005, our operating profit before interest income, dividend income and deficit on revaluation of fixed assets was RMB 20,505 million, representing an increase of RMB 2,984 million, or 17.0%, from RMB 17,521 million in 2004.

         Profit/(loss) from operations

         In 2005, our profit from operations was RMB 20,691 million, representing an increase of RMB 14,384 million, or 228.1%, from RMB 6,307 million in 2004.

         Finance costs

         In 2005, our finance costs were RMB 3,374 million, representing a decrease of RMB 556 million, or 14.1%, from RMB 3,930 million in 2004, which was primarily attributable to a reduction in our total borrowings and a gain in foreign exchange resulting from the appreciation of the value of Renminbi against U.S. dollars in 2005. For more details, see "Risk Factors--Risks relating to China and Asia--Fluctuations in exchange rates may adversely affect our financial condition and results of operations and the prices of our shares and ADSs or any dividends payable on our shares and ADSs in foreign currency terms".

         Taxation

         The statutory tax rate on most of our operations in the PRC is 33%, although some of our subsidiaries and affiliates in the PRC are subject to lower statutory tax rates or enjoy preferential tax rates.

         In 2005, our taxation expense was RMB 3,429 million, representing an increase of RMB 3,752 million from a tax credit of RMB 323 million in 2004 and reflecting a higher profit from operations.

         Our effective tax rate of 19.8% in 2005 was lower than the statutory tax rate, mainly because the revenues from upfront connection fees that we recognized during the period were not taxable under the PRC law. In addition, we benefited from a non-recurring tax reduction of RMB 837 million after making up the accumulated pre-restructuring losses with current profit.

         Profit for the period

         As a result of the foregoing, our profit for 2005 was RMB 13,888 million, representing an increase of RMB 11,189 million, or 414.6%, from RMB 2,699 million in 2004.

         Profit/(Loss) for the Year Reconciled to U.S. GAAP

         Our consolidated profit for 2005 determined under U.S. GAAP was RMB 10,465 million. Our profit for 2005 determined under U.S. GAAP was lower than that under HKFRS. The difference principally reflects the revaluation deficits of RMB 25,778 million in 2003 and RMB 11,318 million in 2004 taken to the carrying value of our assets under HKFRS. We expect this factor to continue to contribute to the difference in our consolidated profit under U.S. GAAP compared to our consolidated profit under HKFRS.

Operating results for the year ended December 31, 2004 and the year ended December 31, 2003

         Revenues

         In 2004, our revenues were RMB 83,494 million, representing an increase of RMB 5,896 million, or 7.6%, from RMB 77,598 million in 2003. This increase primarily reflects increases in revenues from our domestic services, including fixed-line services, broadband and other Internet-related services, interconnections with other domestic carriers, and value-added services and revenues from our international telecommunications services.

Domestic telecommunications services
------------------------------------

         Fixed-line telephone services

         Local telephone services
         ------------------------

         In 2004, revenues from our local telephone services were RMB 44,390 million, representing an increase of RMB 1,962 million, or 4.6%, from RMB 42,428 million in 2003, and accounting for 53.2% of our total operating revenue in 2004.

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

         Local usage fees. In 2004, revenues from our local usage fees were RMB 24,858 million, representing an increase of RMB 173 million, or 0.7%, from RMB 24,685 million in 2003. As the average realized tariffs for local usage remained constant, this increase was attributable to an increase of 27.2 billion pulses, or 147.0%, in PHS usage volume to 45.7 billion pulses in 2004 from 18.5 billion pulses in 2003. The increase in usage volume was in turn caused by an increase of 10.3 million, or 87.3%, in the number of our PHS subscribers, to 22.1 million as of December 31, 2004 from 11.8 million as of December 31, 2003.

         The effect of increased PHS usage volume on revenue growth was partially offset by a revenue decline from non-PHS calls, reflecting a decrease of 33.5 billion pulses, or 15.1%, in usage volume to 189.0 billion pulses in 2004 from 222.5 billion pulses in 2003 and principally reflecting the migration of our non-PHS local traffic to PHS and mobile services. While our number of non-PHS fixed-line subscribers increased by 3.7 million, or 4.5%, to 86.0 million as of December 31, 2004 from 82.3 million as of December 31, 2003, our monthly usage volume per subscriber declined due to the migration of non-PHS traffic to PHS and mobile networks.

         Revenues from communications fees charged for our dial-up Internet service also declined in 2004 compared to 2003, which was primarily caused by a decline of 21.7 billion pulses, or 55.8%, in usage volume of this service to
17.2 billion pulses in 2004 from 38.9 billion pulses in 2003 and reflecting the migration of Internet dial-up traffic to broadband services.

         Monthly fees. In 2004, our revenues from monthly fees were RMB 17,964 million, representing an increase of RMB 1,488 million, or 9.0%, from RMB 16,476 million in 2003. The revenue growth was largely attributable to the 14.0 million, or 14.9%, increase in the number of our fixed-line subscribers during this period, which was partially offset by a decline in the average realized tariffs on a per subscriber basis, principally reflecting the increased number and scope of special promotional packages and discount schemes offered to certain subscribers of our fixed-line services.

         Upfront installation fees. Revenues from the amortized amount of installation fees were RMB 1,568 million in 2004, representing an increase of RMB 301 million, or 23.8% from RMB 1,267 million in 2003. This increase principally reflects an increased number of access lines in service in our northern service region.

         Domestic long distance services
         -------------------------------

         In 2004, our domestic long distance revenues were RMB 11,266 million, representing a slight decrease of RMB 159 million, or 1.4%, from RMB 11,425 million in 2003. This decrease reflects a combination of:

         o a decrease of RMB 864 million, or 10.2%, in revenues from the domestic long distance calls carried on our traditional network in 2004 as compared to 2003, which was in turn primarily caused by a decrease in the average realized tariffs for this service; and

         o an increase of RMB 706 million, or 24.2%, in revenues from our VoIP long distance service. With the average realized tariffs for domestic VoIP long-distance calls remaining relatively constant, this increase was primarily attributable to an increase of 2.7 billion minutes, or 24.4%, in the usage volume of domestic long distance calls carried on our VoIP network.

         International long distance services
         ------------------------------------

         In 2004, revenues from international long distance services were RMB 1,234 million, representing a decrease of RMB 309 million, or 20.0%, from RMB 1,543 million in 2003. The revenue decline principally reflects a decrease of RMB 166 million, or 22.8%, in revenues from international long distance calls carried on our traditional network, which was in turn caused by:

         o decreased usage volume due to the continued migration of our international long distance traffic to VoIP networks of our own and other service providers, and

         o lower average realized tariffs due to the increased usage and scope of special promotional discounts offered to our customers.

         Value-Added Services
         --------------------

         Revenues from our value-added services in 2004 were RMB 2,993 million, representing an increase of RMB 898 million, or 42.9%, from RMB 2,095 million in 2003. The increase was primarily due to the growth in the number of subscribers of our caller identification service, which reached a penetration rate of 60.4% of our access lines in service as of December 31, 2004, and increasing usage of PHS messaging and other value-added services in our northern service region.

         Interconnection Services

         Revenues from our interconnection services were RMB 5,441 million in 2004, representing an increase of RMB 1,678 million, or 44.6%, from RMB 3,763 million in 2003. The increase was primarily due to increases in the revenues from our interconnections with China Mobile, China Unicom, China Telecom, and China Netcom Group.

         Upfront connection fees
         -----------------------

         As a result of the elimination of the upfront connection fees on July 1, 2001, revenue from the amortized portion of upfront connection fees decreased by RMB 776 million, or 15.2%, to RMB 4,346 million in 2004, from RMB 5,122 million in 2003, and will continue to decline in the coming years.

         Broadband access and other Internet-related services
         ----------------------------------------------------

         Total revenues from our broadband access in 2004 were RMB 5,202 million, representing an increase of RMB 2,288 million, or 78.5%, from RMB 2,914 million in 2003. This increase reflects the rapid expansion of our broadband subscriber base. The total number of our DSL subscribers increased by approximately 3.3 million, or 122.2%, or to 6.0 million as of December 31, 2004 from approximately 2.7 million as of December 31, 2003. The effect of this subscriber increase on revenue growth was partially offset by declines in the average realized monthly tariffs for our broadband services, reflecting the discount and promotional packages that we offer, and the fact that increasing numbers of our new subscribers are residential users, who generally have lower usage than business users.

         Revenues from other Internet-related services were RMB 1,004 million in 2004, representing a decrease of RMB 364 million, or 26.6%, from RMB 1,368 million in 2003. The decrease was primarily due to the continuing migration of subscribers to broadband services from Internet dial-up services.

         Business and data communications services

         Managed data services
         ---------------------

         Revenues from our managed data services in 2004 were RMB 1,520 million, representing a decrease of RMB 3.3 million, or 2.1%, from RMB 1,553 million in 2003. This decrease principally reflects reduced tariffs for our management data services as a result of intensified competition.

         Leased line services
         --------------------

         Revenues from our leased line services were RMB 2,095 million in 2004, representing a decrease of RMB 725 million, or 25.7%, from RMB 2,820 million in 2003. This decrease was primarily caused by a decline in revenues from the leased line services provided to our carrier customers, as both the leased bandwidth to these customers and the average realized tariffs declined. Revenues from our business customers also declined, reflecting a combination of increased leasing of bandwidth to these customers and lower average realized tariffs.

         Other services
         --------------

         Revenues from other services, including revenues from service and maintenance fees, lease payments for our non-telecommunications equipment, paging service fees, and revenues from sales of products such as handsets and DSL modems, were RMB 1,360 million in 2004, representing an increase of RMB 222 million, or 19.5%, from RMB 1,138 million in 2003 and reflecting revenue growth from sales of DSL modems and other services.

International telecommunications services
-----------------------------------------

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

         Operating expenses

         Our total operating expenses in 2004 were RMB 65,973 million, representing an increase of RMB 601 million, or 0.9%, from RMB 65,372 million in 2003, as compared to the 7.6% increase in our revenues during this period. The increase in our total operating expenses principally reflect the expansion of our customer base and increased selling, general and administrative expenses, which was in turn primarily caused by increasing market competition.

         Depreciation and amortization

         In 2004, our depreciation and amortization expenses were RMB 25,180 million, representing a decrease of RMB 1,620 million, or 6.0% from RMB 26,800 million in 2003. This decrease principally reflects:

         o the revaluation of our fixed assets in 2003 and 2004, which resulted in decreased depreciation expenses; and

         o a decrease in the amounts spent in purchasing and constructing telecommunications network and equipment during this period.

         Network, operations and support

         In 2004, these expenses amounted to RMB 13,973 million, representing a decrease of RMB 1,135 million, or 7.5%, from RMB 15,108 million in 2003.

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

         Selling, general and administrative

         In 2004, our selling, general and administrative expenses were RMB 12,877 million, representing an increase of RMB 2,555 million, or 24.8%, from RMB 10,322 million in 2003. These expenses increased more rapidly than revenues, principally as a result of:

         o an increase of RMB 2,708 million, or 193.3%, in customer acquisition costs principally relating to subsidized handsets provided to some of our PHS subscribers, which are amortized based on the types of service packages for which they subscribe and their usage patterns.

         o an increase of RMB 213 million, or 34.4%, in provisions for doubtful accounts, primarily due to increased delinquency rates among our subscribers, reflecting the increasing percentage of lower income customers, which in turn was a result of our lower installation costs and the elimination of upfront connection fees in July 2001.

         Staff costs

         In 2004, our staff costs were RMB 11,950 million, representing an increase of RMB 1,005 million, or 9.2%, from RMB 10,945 million in 2003. This increase principally reflects a combination of:

         o an increase of RMB 357 million, or 106.25%, in early retirement expenses incurred;

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

         Other operating expenses

         In 2004, other operating expenses were RMB 1,993 million, representing a decrease of RMB 204 million, or 9.3%, from RMB 2,197 million in 2003.

         Operating profit before interest income, dividend income and deficit on revaluation of fixed assets

         In 2004, our operating profit before interest income, dividend income and deficit on revaluation of fixed assets was RMB 17,521 million, representing an increase of RMB 5,295 million, or 43.3%, from RMB 12,226 million in 2003.

         Profit/(loss) from operations

         In 2004, our profit from operations was RMB 6,307 million, representing an increase of RMB 19,719 million, from a loss of RMB 13,412 million in 2003.

         Finance costs

         In 2004, our finance costs were RMB 3,930 million, representing a decrease of RMB 366 million from RMB 4,296 million in 2003, which was primarily attributable to the reduction in our total borrowings.

         Share of profit/(losses) of a jointly controlled entity

         No deficit from our share of losses of our jointly controlled entity was recorded in 2004, as revenues and expenses associated with Asia Netcom's operations were consolidated into our results beginning on January 1, 2004.

         Taxation

         In 2004, we received a tax credit of RMB 323 million, representing a decrease of RMB 6,894 million from a tax credit of RMB 7,217 million in 2003 and reflecting a higher profit from operations.

         The effective tax rates deviated from the weighted average statutory tax rate mainly because the upfront connection fee revenues that we recognized were not taxable under the PRC law.

         Profit for the period

         As a result of the foregoing, our net income for 2004 was RMB 2,699 million, representing an increase of RMB 13,605 million from a net loss of RMB 10,906 million for 2003.

         Profit/(Loss) for the Year Reconciled to U.S. GAAP

         Our consolidated profit as determined pursuant to U.S. GAAP for 2004 was RMB 7,932 million, as compared to RMB 2,699 million as determined pursuant to HKFRS. The principal difference reflects the effect of the revaluation of our fixed assets in 2003 and 2004. The lower depreciation charges we record under HKFRS are a result of the lower carrying value of our asset base under HKFRS.

Liquidity and Capital Resources

Overview

         Our primary source of funding for both our working capital and our longer-term funding needs have been cash provided by operating activities and short-term bank loans and our primary uses of funds have been capital expenditures, repayment of bank loans and, for the year ended December 31, 2005, our 2005 Acquisition.

         The following table summarizes our cash flows for the periods indicated:


                                                      For the Years Ended December 31,
                                                 ----------------------------------------
                                                    2003            2004           2005
                                                 ----------       ---------     ---------
                                                             (RMB in millions)
  Net cash inflow from operating activities..      30,917           33,653        33,557
  Net cash outflow for investing activities..     (34,875)         (28,702)      (24,608)
  Net cash inflow/(outflow) from financing
  activities.................................       3,595           (1,743)      (14,656)
                                                 ----------       ---------     ---------
  Increase/(decrease) in cash and cash
  equivalents................................        (363)           3,208        (5,707)


         Our net cash outflow in 2005 was RMB 5,707 million, representing a decrease in cash inflow of RMB 8,915 million from the net cash inflow of RMB 3,208 million in 2004, which in turn increased from a net cash outflow of RMB 363 million in 2003. The decrease from 2004 to 2005 and the increase from 2003 to 2004 in net cash inflows were primarily attributable to our global offering in the fourth quarter in 2004, which resulted in a significant increase in our cash and cash equivalents as of December 31, 2004.

         Taking into account cash generated from operating activities, short-term and long-term bank loans, we believe that we have access to sufficient working capital for the next 12 months.

Net cash inflow from operating activities

         Our net cash inflow from operating activities in 2005 was RMB 33,557 million, representing a decrease of RMB 96 million, or 0.3%, from RMB 33,653 million in 2004. The decrease principally reflects a combination of:

         o a cash outflow for profit tax paid in the amount of RMB 4,065 million for 2005 compared to RMB 7 million in 2004, as a result of the utilization in 2005 of our provision for profit tax for 2004 pursuant to relevant PRC regulations; and

         o an increase of RMB 3,298 million, or 8.8%, in our net cash inflow generated from operations to RMB 40,732 million in 2005 from RMB 37,434 million in 2004.

         Our net cash inflow from operating activities was RMB 33,653 million in 2004, representing a slight increase of RMB 2,736 million, or 8.8%, from RMB 30,917 million in 2003, primarily reflecting:

         o an increase of RMB 1,907 million in our net cash flow generated from operations; and

         o     a decrease of RMB 924 million in the profit tax paid.

         For more details, see Note 34(a) to our consolidated financial statements included elsewhere in this annual report.

         Set out below is a breakdown of our net cash inflow from operating activities for the periods indicated:

                                                                   Years Ended December 31,
                                                           ------------------------------------------
                                                              2003             2004           2005
                                                           ---------        ----------     ----------
                                                                       (RMB in millions)
Net cash inflows generated from operations................. 35,527            37,434           40,732
Interest received..........................................     95                86              157
Dividends received.........................................     45                17               29
Interest paid.............................................. (3,819)           (3,877)          (3,296)
profits tax paid...........................................   (931)               (7)          (4,065)
                                                           ---------        ----------     ----------
Net cash inflow from operating activities.................. 30,917            33,653           33,557
                                                           =========        ==========     ==========


         All of our operations in the PRC are conducted through our wholly foreign-owned subsidiaries, CNC China and CNC New Horizon. Our telecommunications businesses outside of the PRC are primarily owned and conducted by China Netcom (USA) Operations Limited and China Netcom (Hong Kong) Operations Limited, our wholly owned subsidiaries incorporated in the U.S. and Hong Kong, respectively. Accordingly, our future cash flow will consist principally of dividends from our subsidiaries. Our ability to pay dividends depends substantially on the payment of dividends to us by CNC China and CNC New Horizon. CNC China and CNC New Horizon must follow the laws and regulations of the PRC and their respective articles of association in declaring and paying dividends to us. As wholly foreign-owned enterprises in China, each of CNC China and CNC New Horizon is required to provide for a reserve fund and staff and workers' bonus and welfare fund, each of which is allocated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC. Each of CNC China and CNC New Horizon is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital. Appropriations to the staff and workers' bonus and welfare fund, which are determined at the discretion of the respective directors of CNC China and CNC New Horizon, are charged as expenses on a when-incurred basis in the consolidated financial statements. During 2003, neither CNC China nor CNC New Horizon made any contributions into these statutory funds as both of them, on a stand-alone basis, incurred a net loss in this year. In 2004 and 2005, CNC China and CNC New Horizon contributed approximately RMB 723 million and RMB 1,040 million, respectively, to these statutory funds. None of the contributions by CNC China or CNC New Horizon to these statutory funds may be used for dividend purposes. For more details, see "Item 8. Financial Information -- Dividend Policy".

Net cash outflow for investing activities

         Our net cash outflow from investing activities in 2005 was RMB 24,608 million, representing a decrease of RMB 4,094 million, or 14.3%, from RMB 28,702 million in 2004. This decrease was primarily attributable to (i) a decrease in our capital expenditures to RMB 27,562 million in 2005 from RMB 28,256 million in 2004; and (ii) RMB 2,874 million that we realized in 2005 in investments from the sale of short-term securities acquired in 2004. For more details, see "-- Capital expenditures" below.

         Our net cash used in investing activities was RMB 28,702 million in 2004 and RMB 34,875 million in 2003. Our cash outlays for capital expenditures amounted to RMB 28,256 million in 2004 and RMB 36,450 million in 2003. In 2004, we realized RMB 1,528 million in investments of from the sale of a portion of investments we had made primarily in 2001 and 2002 in short-term securities. In 2003 we realized RMB 1,195 million from the sale of a portion of investments we had made primarily in 2001 and 2002 in short-term securities, as well as RMB 756million from the disposal of fixed assets.

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

Net cash inflow/(outflow) from financing activities

         Our net cash outflow from financing activities in 2005 was RMB 14,656 million, representing an increase of RMB 12,913 million, or 740.8%, from RMB 1,743 million in 2004. This increase was primarily attributable to:

         o cash inflow from our global offering in 2004 in the amount of RMB 8,944 million;

         o a net amount of RMB 3,995 million in loans from China Netcom Group in 2004;

         o a payment of distribution to China Netcom Group of RMB 1,566 million in 2005, compared to RMB 7,310 million in 2004; and

         o a payment to China Netcom Group in the amount of RMB 3,000 million in 2005 in connection with our 2005 Acquisition.

         Our net cash outflow from financing activities was RMB 1,743 million in 2004, compared to an inflow of RMB 3,595 million in 2003. The decrease in cash inflow primarily reflects:

         o net proceeds of RMB 8,944 million from the global offering, less related expenses of RMB 689 million;

         o a payment of distribution to China Netcom Group of RMB 7,310 million;

         o     new bank loans amounting to RMB 64,664 million;

         o     repayment of bank loans amounting to RMB 70,051 million; and

         o equity distribution to CNC BVI of RMB 1,021 million, upon assignment of loan prior to the global offering.

Working capital

         As of December 31, 2005, our working capital(calculated as current liabilities less current assets), or net current liabilities, was RMB 83,900 million, representing an increase of RMB 2,311 million, or 2.8%, from RMB 81,589 million as of December 31, 2004. The increase in net current liabilities was primarily attributable to reduced levels of cash and cash equivalents and bank loans as of December 31, 2005 compared to the amounts as of December 31, 2004 as a result of our efforts to reduce working capital.

Indebtedness

         In May 2006, we submitted an application to the PBOC for approval to issue RMB 20.0 billion in short-term debentures with terms less than one year. We expect to complete the issuance within one year from receiving each approval.

         Our indebtedness as of the dates indicated was as follows:

                                                                                Years Ended December 31,
                                                                              -------------------------------
                                                                              2003         2004         2005
                                                                              ----         ----         ----
                                                                                    (RMB in millions)
Short-term loans.........................................................     47,991      44,882        47,341
Long-term bank loans and other loans, current portion....................     19,392      11,727         6,846
Long-term bank loans and other loans, excluding current portion..........     30,172      26,052        18,143
Deferred consideration, current portion..................................          -           -         1,960
Deferred consideration, excluding current portion........................          -           -         7,840
                                                                              ------      ------        ------
     Total...............................................................     97,555      82,661        82,130
                                                                              ======      ======        ======

         As of December 31, 2005, our total indebtedness were RMB 82,130 million, which included deferred consideration of RMB 9,800 million in relation to the 2005 Acquired Assets and Liabilities. Our outstanding loans as of December 31, 2005 amounted to RMB 72,330 million, representing a decrease of RMB 10,331 million, or 12.5%, from RMB 82,661 million as of December 31, 2004, reflecting a reduced level of our borrowings as we continued to repay some of our loans with the cash inflow from operating activities.

         As of December 31, 2005, our short-term loan represented 68.4% of our total indebtedness, compared to 68.5% as of December 31, 2004. As of December 31, 2005, our debt-to-capital ratio was 50.1%, calculated as the ratio of total indebtedness to the sum of total indebtedness, owner's equity and the balance of deferred revenues.

         Our total indebtedness as of December 31, 2004 amounted to RMB 82,661 million, representing a decrease of RMB 14,894 million, or 15.3%, from RMB 97,555 million as of December 31, 2003. As a result, our interest expenses were reduced during this period.

         Our secured long-term loans were RMB 320 million as of December 31, 2005. These loans were secured by:

         o     RMB 245 million in corporate guarantee granted by third parties;
               and

         o     RMB 75 million in corporate guarantees granted by China Netcom
               Group.

         As of December 31, 2005, our available and unused credit facilities amounted to RMB 104,731 million.

Contractual obligations and commitments, including off-balance sheet arrangements

         The following table sets forth information regarding our aggregate payment obligations in future years of the contractual obligations and commercial commitments that we had as of December 31, 2005.

                                                         Payments Due in the Period
                                     ----------------------------------------------------------------------
                                     Total       2006      2007      2008         2009    2010  Thereafter
                                     -----       ----      ----      ----         ----    ----  ----------
                                                             (RMB in millions)
Short-term debt(1)..............     48,200    48,200         -         -            -       -           -
Short-term capacity purchase                                                         -
payable.........................          -         -         -         -                    -           -
Long-term debt(1)...............     28,652     7,874     9,461     6,124          249     246       4,698
Operating lease commitments.....      4,066       994       434       333          308     298       1,699
Capital commitments.............      1,854     1,678       170         6            -       -           -
Deferred payment(2).............     11,133     2,433     2,330     2,227        2,123   2,020           -
                                     ------    ------    ------    ------        -----   -----       -----
  Total contractual cash
obligations.....................     93,905    61,179    12,395     8,690        2,680   2,564       6,397
Guarantees......................          -         -         -         -            -       -           -
                                     ------    ------    ------    ------        -----   -----       -----
  Total commercial commitments..     93,905    61,179    12,395     8,690        2,680   2,564       6,397
                                     ------    ------    ------    ------        -----   -----       -----

__________

(1) The amounts shown include interest charged for each year.
(2) The amounts shown include interest payable on the deferred consideration.

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

Capital expenditures

         The following table sets forth our actual and planned total capital expenditure requirements for the periods indicated:

                                                           Capital Expenditures
                                                           --------------------
                                                             (RMB in millions)
         2003............................................         36,450
         2004............................................         28,256
         2005............................................         27,562
         2006 (Planned)..................................         27,300

         Historically, most of our capital expenditures were budgeted for the improvement of our networks and related equipment. In particular, capital expenditures related to our local access, switching, data and transport networks each accounted for a significant percentage of our total capital expenditures. Expenditures for other projects were mainly related to investments in facilities to house our telecommunications equipment and other facilities. Our total capital expenditure in 2003, 2004 and 2005 were substantially lower than those in 2003 as we focused on controlling our capital expenditure levels by improving our network efficiency and developing new products and services to better utilize our existing networks.

         In 2005, our capital expenditures were RMB 27,562 million, representing a decrease of RMB 694million, or 2.5%, from RMB 28,256 million in 2004, which was primarily attributable to our efforts to improve the utilization rate of our existing network equipment, the implementation of an efficiency-based capital expenditure policy. In 2005, we continued to increase investments to RMB 2,909 million in 2005 from RMB 2,166 million in 2004 in operation and supporting systems in an effort to enhance network, billing and sales services for our customers. In addition, we increased investments to RMB 7,272 million in 2005 from RMB 6,642 million in 2004 in broadband and content services in an effort to improve the quality of our broadband services and expanding our broadband network coverage. We reduced investments to RMB 5,582 million in 2005 from RMB 8,102 million in 2004 in the PHS segment as we increased our focus on enhancing the utilization of our existing PHS network.

         Our capital expenditure estimates are subject to uncertainty, and actual capital expenditures in future periods may differ significantly from these estimates. The timing, amount and nature of capital expenditures are subject to various factors, including the general economic environment, customer demand, technological advances and other relevant factors.

Capital resources

         We expect to fund our capital expenditure needs with a combination of cash generated from operating activities, short-term and long-term bank loans and net proceeds from the global offering. We believe that we will have sufficient capital resources to satisfy our capital expenditure requirements in the foreseeable future periods.

Reconciliation of HKFRS and U.S. GAAP

         Our consolidated financial statements have been prepared in accordance with HKFRS, which differs significantly in certain respects from U.S. GAAP. Differences between HKFRS and U.S. GAAP may have significant impact on our consolidated net profit/(loss) and shareholders' equity. For example, U.S. GAAP requires fixed assets to be recorded at cost less impairment while HKFRS allows as providing an appropriate basis for restating the depreciable asset base revaluation of the fixed assets other than impairment situation. Consequently, under U.S. GAAP there was no charge to income in 2003 or 2004 resulting from the revaluation of our fixed assets in the amount of RMB 25,778 million in 2003 or RMB 11,318 million in 2004, as the case may be. Thus, in future periods we expect our depreciation and amortization expense as reported in accordance with U.S. GAAP to be significantly higher than as reported in our financial statements prepared in accordance with HKFRS.

         We have summarized these differences and their effect on our shareholders' equity as of December 31, 2003, 2004 and 2005 and the results of our operations for each of the years ended December 31, 2003, 2004 and 2005 in
Note 41 to our consolidated financial statements included elsewhere in this document. These differences relate primarily to the treatment of the revaluation of fixed assets, and deferred tax.

         The effect on net profit/(loss) of differences between HKFRS and U.S. GAAP for the years ended December 31, 2003, 2004 and 2005 is as set forth in the following table.


                                                                   For the Years Ended December 31,
                                                            -----------------------------------------------
                                                                 2003            2004            2005
                                                            ---------------- -------------- ---------------
                                                                          (RMB in millions)
       Net profit/(loss) under HKFRS..................         (10,906)          2,699          13,888
       U.S. GAAP adjustments..........................          17,271           5,233          (3,423)
                                                            ---------------- -------------- ---------------
       Net profit under U.S. GAAP.....................           6,365           7,932          10,465

         The effect on shareholders' equity of differences between HKFRS and U.S. GAAP as of December 31, 2002, 2003 and 2004 is as set forth in the following table.

                                                                          As of December 31,
                                                            -----------------------------------------------
                                                                 2003            2004            2005
                                                            ---------------- -------------- ---------------
                                                                         (RMB in millions)
       Owners' equity under HKFRS...................            53,659          64,595          63,010
       U.S. GAAP adjustments........................            12,624          18,069          14,480
                                                            ---------------- -------------- ---------------
       Owners' equity under U.S. GAAP...............            66,283          82,664          77,490


Critical Accounting Policies

         We have prepared the consolidated financial statements in accordance with HKFRS issued by the Hong Kong Institute of Certified Public Accountants. HKFRS require us to adopt accounting policies and make estimates and assumptions in the preparation of these financial statements. When we make these estimates and assumptions, we base our estimates on historical experience and are required to make judgments about matters that are inherently uncertain. Accordingly, the reported financial position and results of operations are sensitive to these estimates and assumptions, and actual results may differ from those estimates as facts, circumstances and conditions change. Our principal accounting policies are set out in detail in Note4 to our consolidated financial statements included elsewhere in this document. The following sections discuss the accounting policies which involve the most significant estimates and judgments made in the preparation of our consolidated financial statements.

Depreciation of fixed assets

         We depreciate our property, plant and equipment at rates sufficient to write off their costs or revalued amounts less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. We review the useful lives periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of economic benefits from property, plant and equipment. We estimate the useful lives of the property, plant and equipment based on our historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense in the future periods will change if there are significant changes from previous estimates.

Revaluation of fixed assets

         In connection with our restructuring in anticipation of our global offering in 2004, our property, plant and equipment were revalued as of December 31, 2003 on a depreciated replacement cost basis. The property, plant and equipment acquired as part of our 2005 Acquisition were revaluated as of December 31, 2004 on a depreciated cost basis. In preparation for our 2005 Acquisition, apart from lease prepayment for land and buildings, which are carried at cost, other property, plant and equipment are carried at the revalued amounts, being the fair value at the date of revaluation, less subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regular intervals by independent valuers and, in each of the intervening years, valuations are undertaken by our executives. If the revalued amounts differ significantly from the carrying amounts of the property, plant and equipment in the future, the carrying amounts will be adjusted to the revalued amounts. This will have an impact on our future results, since any subsequent decreases in valuation are first set off against increases on earlier valuations in respect of the same item and thereafter are charged as expense to the income statement and any subsequent increases are credited as income to the income statement up to the amount previously charged. In addition, the depreciation expense in future periods will change as the carrying amounts of the fixed assets change as a result of the revaluation.

Impairment of non-current assets

         At each balance sheet date, we consider both internal and external sources of information to assess where there is any indication that non-current assets, including property, plant and equipment are impaired. If any such indication exists, the recoverable amount of the asset is estimated and an impairment loss is recognized to reduce the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of value in use or net selling price. Estimated recoverable amounts are determined based on estimated discounted future cash flows of the cash-generating unit at the lowest level to which the asset belongs. Key assumptions made to determine the estimated discounted cash flows include the estimated growth rate and our estimated weighted cost of capital. Such impairment losses are recognized in the income statement, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve. Accordingly, there will be an impact to our future results if there is a significant change of the recoverable amounts of our non-current assets.

Revenue recognition for upfront connection and installation fees

         We defer the recognition of upfront customer connection and installation fees and amortize them over the expected customer relationship period of ten years. The related direct incremental installation costs are deferred and amortized over the same expected customer relationship period of ten years, except when the direct incremental costs exceed the corresponding installation fees. The excess of the direct incremental costs over the corresponding installation fees, if any, are immediately amortized as expenses to the income statement. We estimate the expected customer relationship period based on our historical customer retention experience and other factoring in the expected level of future competition, the risk of technological or functional obsolescence to our services, technological innovation, and the expected changes in the regulatory and social environment. If our estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of our deferred revenues may change for future periods.

Recognition of revenues and costs under PHS bundled service contracts

         We provide PHS services, which is an extension of the local wireline telecommunications service, to our customers. Promotional packages comprising the bundled provision of PHS services and the provision of handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period of time in order to receive a free handset. The total revenues received or receivable are recognized as deferred income. The cost of handsets provided to customers is treated as deferred customer acquisition costs to the extent that they are recoverable through profits made from future service fee. Such deferred revenue and deferred costs are amortized to the income statement on a systematic basis to match the shorter of the pattern of usage of the related service and the minimum non-cancelable contract period. If the pattern of the usage of the PHS services by our customers changes in the future, the amortization period of the revenues and costs will change accordingly. This will have an impact to our future results.

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

Fair value

         We estimates the fair value of our financial assets and financial liabilities including the accounts receivable, prepayments, other receivables and other current assets, accounts payable, and bank and other loans for disclosure purposes by discounting its future contractual cash flows at the estimated current market interest rate that is available to us for similar financial instruments. The future disclosed values will change if there are changes in the estimated market interest rate.

Accounting for business combinations under common control

         We completed our 2005 Acquisition on October 31, 2005. Our 2005 Acquisition is treated as a business combination under common control. Under HKFRS, we can choose to adopt either acquisition accounting or merger accounting to record our 2005 Acquisition. We adopted merger accounting to account for the business combinations under common control as we believe that the financial statements prepared under merger accounting are more relevant to those transactions.

Inflation

         According to China's National Bureau of Statistics, China's overall national inflation rate, as represented by the general consumer price index, was approximately 1.2% in 2003, 3.9% in 2004, and 1.8% in 2005. Inflation or deflation has not had a significant impact on our results of operations in recent years.

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

Foreign exchange rate risk

         We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully convertible currency. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the RPC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. Fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars (which are pegged to the U.S. dollar), of our net assets, earnings and any declared dividends. For a detailed description of the unitary managed floating rate system used by the PRC government to set foreign exchange rates, see "Item
3. Key Information -- Selected Financial Data -- Exchange Rate Information".

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

         The following table provides information regarding our foreign currency-sensitive financial instruments, which consist of cash and cash equivalents, short-term and long-term debt obligations and capital commitments as of December 31, 2005 and the expected maturity profile of these debt obligations and capital commitments.


                                                                    Expected Maturity
                                        -------------------------------------------------------------------------------
                                                                                                                Fair
                                         2006     2007    2008     2009     2010   Thereafter         Total     Value
                                         ----     ----    ----     ----     ----   ----------         -----     -----
                                                  (RMB equivalent in millions, except interest rates)
Assets:
  Cash and cash equivalents
      U.S. dollars..............          512        -        -       -        -            -           512       512
      HK dollars................          506        -        -       -        -            -           506       506
      Taiwan dollars............
Liabilities:
  U.S. dollar-denominated loans

     Fixed rate.................          137       43       30      30       28          556           824       571
     Average rate...............        3.91%    2.59%    1.29%   1.26%    0.92%        0.50%         1.24%         -


     Variable rate..............          114      303        -       -        -            -           417       492
     Average rate(1)............        3.67%    5.10%        -       -        -            -         4.71%         -
  Euro-denominated loans


     Fixed rate.................           31       30       29      27       27          286           430       338
     Average rate...............        2.86%    2.69%    2.52%   2.32%    2.32%        2.25%         2.35%         -


     Variable rate..............            -        -        -       -        -            -             -         -
     Average rate(1)............            -        -        -       -        -            -             -         -
  Japanese yen-denominated loans

     Fixed rate.................            -        -        -       -        -            -             -         -
     Average rate...............            -        -        -       -        -            -             -         -

     Variable rate..............           39       39       39      39       39          132           327       319
     Average rate(1).....               2.12%    2.12%    2.12%   2.12%    2.12%        2.12%         2.12%         -

__________

(1) The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2005.

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



                                                           Expected Maturity
                               -------------------------------------------------------------------------------
                                                                                                       Fair
                                2006     2007    2008     2009     2010   Thereafter         Total     Value
                                ----     ----    ----     ----     ----   ----------         -----     -----
                                         (RMB equivalent in millions, except interest rates)

Liabilities:
RMB-denominated loans
  Fixed rate...........        36,148    2,320     2,350         -          -           -   40,818     40,442
  Average rate.........         4.86%    5.20%     5.24%         -          -           -     4.9%          -
  Variable rate........         1,115    5,040     3,250         -          -       2,518   27,159     26,329
  Average rate.........         5.00%    5.18%     5.18%         -          -       5.47%    4.98%
U.S. dollar-denominated loans
  Fixed rate...........           137       43        30        30         28         556      824        571
  Average rate.........         3.91%    2.59%     1.29%     1.26%      0.92%       0.50%    1.24%
  Variable rate........           114      303         -         -          -           -      417        492
  Average rate.........         3.67%    5.10%         -         -          -           -    4.71%
Euro-denominated loans
  Fixed rate...........            31       30        29        27         27         286      430        338
  Average rate.........         2.86%    2.69%     2.52%     2.32%      2.32%       2.25%    2.35%
  Variable rate........             -        -         -         -          -           -        -          -
  Average rate.........             -        -         -         -          -           -        -          -
Japanese yen-denominated
loans
  Fixed rate...........             -        -         -         -          -           -        -          -
  Average rate.........             -        -         -         -          -           -        -
  Variable rate........            39       39        39        39         39         132      327        319
  Average rate.........         2.12%    2.12%     2.12%     2.12%      2.12%       2.12%    2.12%

__________

(1) The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2005.


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


                Name                           Age                             Positions
   --------------------------------------  ----------    -----------------------------------------------
   Zhang Chunjiang........................     47        Chairman and Executive Director
   Edward Tian Suning(1)..................     42        Vice Chairman, Non-Executive Director
   Zuo Xunsheng(2) .......................     55        Executive Director and Chief Executive Officer
   Zhang Xiaotie..........................     53        Executive Director
   Miao Jianhua...........................     54        Executive Director and Joint Company Secretary
   Jiang Weiping(3) ......................     54        Executive Director
   Li Liming..............................     55        Non-Executive Director
   Keith Rupert Murdoch(4) ...............     75        Non-Executive Director
   Yan Yixun..............................     67        Non-Executive Director
   Jose Maria Alvarez-Pallete(5) .........     42        Non-Executive Director

   John Lawson Thornton...................     52        Independent Non-Executive Director
   Victor Cha Mou Zing....................     56        Independent Non-Executive Director
   Qian Yingyi............................     49        Independent Non-Executive Director
   Hou Ziqiang............................     68        Independent Non-Executive Director
   Timpson Chung Shui Ming................     54        Independent Non-Executive Director
   Mauricio Sartorius(6) .................     46        Alternate Director

   Pei Aihua..............................     55        Senior Vice President
   Zhang Changsheng.......................     58        Senior Vice President
   Zhao Jidong............................     55        Senior Vice President
   Li Fushen..............................     43        Chief Financial Officer
   Mok Kam Wan............................     43        Joint Company Secretary

_______________

(1) Resigned as Chief Executive officer and Executive Director effective May 17, 2006.
(2)  Appointed effective May 17, 2006.
(3) Re-designated as an Executive Director on December 7, 2005. Resigned as a Director effective May 17, 2006.
(4)  Resigned as a Director effective September 12, 2005.
(5)  Appointed effective September 12, 2005.
(6) Alternate Director to Jose Maria Alvarez-Pallete; appointed effective September 12, 2005.


Directors, Executive Officers and Joint Company Secretaries

Directors

         Zhang Chunjiang, 47, Chairman and Executive Director, has served as a Director since June 2004. He has been the Chairman of China Netcom (Group) Company Limited since September 2004 and President of China Netcom Group since May 2003. He joined PCCW Limited as a Non-executive Director since April 2005. Prior to joining China Netcom Group, Mr. Zhang served as Deputy Minister of the Ministry of Information Industry (MII) and was one of the most senior regulatory officials in the PRC telecommunications industry from December 1999 to May 2003. From August 1993 to December 1999, Mr. Zhang held a series of senior positions at the former Liaoning Provincial Posts and Telecommunications Bureau, the former Ministry of Posts and Telecommunications (MPT) and the MII, including serving as the Deputy Director of the former Liaoning Provincial Posts and Telecommunications Administration, Director of Mobile Telecommunications Administration of the MPT and Director of Telecommunications Administration of the MII. Mr. Zhang is a senior engineer of professor level and has extensive experience in telecommunications management, operations and technology. Mr. Zhang graduated from the Beijing University of Posts and Telecommunications in 1982 with a bachelor's degree in telecommunications.

         Dr. Edward Tian Suning, 42, Vice Chairman and Non-Executive Director, has served as a Director since 2000. He has also served as Vice President of China Netcom Group from April 2002 to May 2006. From 1999 to May 2006, he has served as Chief Executive Officer of China Netcom (Holdings) Company Limited and the Company. He has been a Director of China Netcom (Group) Company Limited from 2001 and May 2006. He has also served as Vice Chairman and a Non-executive Director of PCCW Limited since April 2005. Dr. Tian is also an Independent Director of AsiaInfo Holdings Inc., a Nasdaq-listed company. Dr. Tian is a member of the Advisory Committee to Harvard Business School of the US and the International Business Council of the World Economic Forum. Prior to joining China Netcom (Holdings) Company Limited, Dr. Tian was the co-founder and Chief Executive Officer of AsiaInfo Holdings Inc., a Nasdaq-listed company providing software and networking solutions in China. Dr. Tian has extensive experience and knowledge in the management and financing fields of the telecommunications and information industry. Dr. Tian received a Ph.D. in natural resources management from Texas Tech University in 1992, a master's degree in ecology from the Graduate School of the Chinese Academy of Sciences in 1988, and a bachelor's degree in environmental biology from Liaoning University in 1985.

         Zuo Xunsheng, 55, has served as Executive Director and Chief Executive Officer since May 2006 , overseeing general operations of the Company. Mr. Zuo has served as Chief Operating Officer and from December 2005 to May 2006.He has served as Senior Vice President from July 2004 to May 2006. He has also served as Vice President of China Netcom Group since April 2002. Before joining China Netcom Group, Mr. Zuo was President of the former Shandong Telecommunications Company from May 2000 to April 2002. From October 1997 to May 2000, Mr. Zuo served as Director of the former Posts and Telecommunications Bureau of Shandong Province. From 1988 to 1997, Mr. Zuo served as Director of the former Bureau of Telecommunications of Jinan City. Mr. Zuo graduated from Guanghua School of Management of Peking University with an EMBA degree in 2004. Mr. Zuo was appointed as an Executive Director and Chief Executive Director effective May 17, 2006.

         Zhang Xiaotie, 53, Executive Director, has served as a Director since October 2004. He has served as Vice President of China Netcom Group since July 2003. From June 2002 to July 2003, Mr. Zhang also served as Assistant to President and General Manager of Planning and Finance Department of China Netcom Group. Before joining China Netcom Group, Mr. Zhang served as Vice Director and Director of the Economic Regulation and Communications Settlement Bureau of the MII and held a series of senior positions at the former MPT and the former Beijing Administration of Telecommunications. Mr. Zhang graduated from the School of Economics and Management of Tsinghua University with a master's degree.

         Miao Jianhua, 54, Executive Director and Joint Company Secretary, has served as a Director since October 2004. He has also served as Assistant to President of China Netcom Group since September 2003 to November 2005. From June 2002 to November 2005, Mr. Miao served as the General Manager of the Human Resources Department of China Netcom Group and the Company. Before joining China Netcom Group, Mr. Miao served as Director of the Inspection Bureau of the former MPT and the MII from 1997 to early 2002, and held senior positions at the former Jilin Provincial Administration of Posts and Telecommunications prior to June 1997. He graduated from the Australian National University with a master's degree in management.

         Jiang Weiping, 54, Executive Director, has served as a Director from October 2004 to May 2006. He has also served as Assistant to the President of China Netcom Group since July 2004. Mr. Jiang became the General Manager of Human Resources Department of the Company since November 2005. From May 2000 to July 2004, he served as General Manager in the former Liaoning Telecommunications Company and Liaoning Communications Company. From August 1984 to May 2000, he held a series of senior positions in the former Liaoning Provincial Administration of Posts and Telecommunications, including Deputy Director and Director from August 1993 to May 2000. Mr. Jiang graduated from the Harbin Institute of Technology with a bachelor's degree in radio communications.

         Li Liming, 55, Non-Executive Director, has served as a Director since October 2004. She also served as General Manager of Human Resource Department of the China Netcom Group since March 2005. From July 2003 to August 2004, she served as Deputy General Manager of Human Resources Department of China Netcom Group. Before joining China Netcom Group, Ms. Li held a series of senior positions at Jitong Network Communications Company Limited from November 1994 to July 2003. Ms. Li graduated from the Radio Department of Tsinghua University with a bachelor's degree in semiconductor devices.

         Keith Rupert Murdoch, 75, Non-Executive Director, previously served as a Director from 2001 to June 30, 2004 and from October 2004 to September 2005. He is Chairman and Chief Officer of News Corporation, a diversified international media and entertainment company. Mr. Murdoch received on M.A. in economics from Oxford University in 1953.

         Yan Yixun, 67, Non-Executive Director, has served as a Director since 2001. He is a member of the Standing Committee of the Tenth National People's Congress and Vice Chairman of the Financial and Economic Committee of the National People's Congress. He was a member of the Standing Committee of the Eighth and Ninth National People's Congress and a member of the Education, Science, Culture and Health Committee of the Ninth National People's Congress. From December 1992 to November 2000, he served as Vice Chairman of the Chinese Academy of Sciences, prior to that he served as Director of Shanghai Technical Physics Research Institute. He was a first-term Board Director of Legend Holdings Limited and now serves as Chairman of the Board of NewMargin Venture Capital Co., Ltd and Director of Chinese Academy of Sciences Holdings Co., Ltd. Mr. Yan received a master's degree from the Institute of Electronics of the Chinese Academy of Sciences in 1966 and graduated from the Department of Radio Electronics at Tsinghua University in 1962.

         Jose Maria Alvarez-Pallete, 42, Non-Executive Director, has served as a Director since September 2005. He joined Telefonica Internacional in February 1999 as General Manager for Finance. In September of the same year, he became Chief Financial Officer of Telefonica, S.A. In July 2002, he was appointed as Chairman and Chief Executive Officer of Telefonica Internacional, S.A. and a member of the senior management committee of the company. Telefonica Internacional, S.A. has 5% interest in the issued share capital of the Company. Mr. Alvarez-Pallete is a Director on the boards of Telecomunicacoes de Sao Paulo, S.A. (listed on the Stock Exchanges of Sao Paulo and New York), Compania de Telecomunicaciones de Chile, S.A. (listed on the Stock Exchanges of Santiago de Chile and New York), Telefonica de Espana, Telefonica Moviles S.A. (listed on the Stock Exchanges of Madrid and New York), Telefonica Moviles Espana, Telefonica Data, Telefonica Internacional, Telefonica de Argentina (listed on the Stock Exchanges of Buenos Aires and New York), Telefonica CTC Chile, Telefonica de Peru S.A.A. (listed on the Stock Exchange of Lima), Compania de Telefonos de Chile Transmisiones Regionales, Telefonica Larga Distancia de Puerto Rico, Telesp and Cointel. In addition, he is a member of the Supervisory Board of Cesky Telecom (a company listed on the Stock Exchange of Prague). Mr. Alvarez-Pallete received a bachelor's degree in economics from the Universidad Complutense of Madrid. Mr. Alvarez-Pallete was appointed as a Director effective September 12, 2005.

         John Lawson Thornton, 52, Independent Non-Executive Director, has served as a Director since October 2004. Mr. Thornton is Professor and Director of Global Leadership Project at Tsinghua University in Beijing. He was President and a Director of The Goldman Sachs Group, Inc. until July 2003. Mr. Thornton is also a Director of Ford Motor Company (listed on the New York Stock Exchange), Industrial and Commercial Bank of China, Intel Corporation (listed on NASDAQ Stock Exchange) and News Corporation, Inc. (listed on the New York Stock Exchange and the Australian Stock Exchange). He is also Chairman of the Brookings Institution Board of Trustees, a member of the Council on Foreign Relations, a trustee or advisory board member of the Asia Society, China Institute, China Securities Regulatory Commission, the Eisenhower Fellowships, Financial Services Volunteer Corps, The Hotchkiss School, International Advisory Committee of the China Reform Forum, Morehouse College, National Committee on US-China Relations, Nelson Mandela Legacy Foundation (US), Tsinghua University School of Economics and Management (Beijing) and the Yale School of Management. Mr. Thornton received an A.B. in history from Harvard College in 1976, a B.A. and M.A. in jurisprudence from Oxford University in 1978 and a M.P.P.M. from the Yale School of Management in 1980.

         Victor Cha Mou Zing, 56, Independent Non-Executive Director, has served as a Director since October 2004. Mr. Cha is the Managing Director of HKR International Limited and Alternate Independent Non-executive Director of New World Development Company Limited (both companies being listed on the Hong Kong Stock Exchange). He is also a member of the Chinese People's Political Consultative Committee of Zhejiang Province and a council member of the Hong Kong Polytechnic University and the Hong Kong Institute of Education. Mr. Cha graduated from Stanford University with a MBA degree and University of Wisconsin with a B.S degree.

         Dr. Qian Yingyi, 49, Independent Non-Executive Director, has served as a Director since October 2004. He is Professor of Economics at the University of California, Berkeley. Since 2005, Dr. Qian has also been the First Associate Dean of the School of Economics and Management at Tsinghua University, and served as Independent Director of the Industrial and Commercial Bank of China. Before joining the Berkeley faculty in 2001, Dr. Qian taught in the Department of Economics at Stanford University and the University of Maryland. In 1990, Dr. Qian received his Ph.D. in Economics from Harvard University, after receiving an
M. Phil. in Management Science/Operations Research from Yale University and an M.A. in Statistics from Columbia University. In 1981, Dr. Qian graduated from Tsinghua University with a B.S. degree in Mathematics.

         Hou Ziqiang, 68, Independent Non-Executive Director, has served as a Director since October 2004. He was also Chairman of China Kejian Company Limited. Mr. Hou founded China Kejian Company Limited in 1984. From 1993 to 1997, Mr. Hou was Director of the Institute of Acoustics of the Chinese Academy of Sciences. From 1988 to 1993, Mr. Hou was Secretary General of the Chinese Academy of Sciences. Mr. Hou graduated from Peking University in 1958 with a bachelor's degree in physics.

         Timpson Chung Shui Ming, G.B.S., J.P., 54, Independent Non-Executive Director, has served as a Director since October 2004. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is an Independent Non-executive Director of Hantec Investment Holdings Limited, Tai Shing International (Holdings) Limited, Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited and Nine Dragons Paper (Holdings) Limited. In addition, Mr. Chung is a member of the National Committee of the 10th Chinese People's Political Consultative Conference, the Vice Chairman of the Council of the City University of Hong Kong, a member of the Hong Kong Housing Authority and a Court Member of the University of Hong Kong. Formerly, he was an Executive Director of Shimao China Holdings Limited, a Director of Stockmartnet Holdings Ltd, Extrawell Pharmaceutical Holdings Limited and China Rich Holdings Limited. He was also the Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Hong Kong Special Administrative Region Government Land Fund Advisory Committee, a member of the Managing Board of the Kowloon-Canton Railway Corporation and a member of the Disaster Relief Fund Advisory Committee. Mr. Chung holds a Bachelor of Science Degree from the University of Hong Kong and a master's degree of Business Administration from the Chinese University of Hong Kong.

         Mauricio Sartorius, 46, Alternate Director to Mr. Jose Maria Alvarez-Pallete. He began his career with Banco del Progreso. In 1983, Mr. Sartorius joined E. F. Hutton & Co. Inc. as a Registered Commodity Representative. In 1985, he joined Credit Suisse First Boston as Vice President of Corporate Finance for the Latin America region based in New York. Mr. Sartorius joined Telefonica in 1 January 1997 in the Corporate Finance Department as a Deputy Managing Director. In 1998, he was appointed Director of Human Resources for Telefonica Internacional. He became the Chief Representative Officer of Asia of Telefonica Internacional, S.A. on 1 January 2005 and since then resided in Beijing. Mr. Sartorius holds a degree in economics from the Universidad Complutense of Madrid and a MBA degree from New York University. Mr. Sartorius is the Alternate Director to Mr. Alvarez-Pallete and was appointed effective September 12, 2005.

Executive Officers

         Zuo Xunsheng, 55, Executive Director and Chief Executive Officer.

         Pei Aihua, 55, has served as Senior Vice President since July 2004 overseeing new technology and network planning and construction, and network operation and maintenance. He has also served as Vice President of China Netcom Group since April 2002. Before joining China Netcom Group, he was Deputy General Manager of the former Beijing Telecommunications Company from July 2001 to April 2002, General Manager of Sichuan Provincial Telecommunications Company from July 2000 to July 2001, and Deputy Director of the former China General Bureau of Posts and Telecommunications from June 1997 to May 2000. He graduated with a master's degree in information and communication management jointly sponsored by the Management School of Fudan University and the Norway Management School. He graduated from Changchun Optical Precision Machinery College with a master's degree in electrical engineering in 1993 and Beijing School of Post and Telecommunications in microwave technology in 1976.

         Zhang Changsheng, 58, has served as Senior Vice President since July 2004 overseeing regulatory and legal matters, value-added services and broadband contents. He has also served as Vice President of China Netcom Group since February 2003. Before joining China Netcom Group, Mr. Zhang served as Assistant to Governor and Secretary General of Jiangsu Provincial Government from October 1995 to February 2003. From July 1988 to October 1995, he held several senior positions in the Ministry of Personnel. He graduated from the Military School of the People's Liberation Army in 1981.

         Zhao Jidong, 55, has served as Senior Vice President since July 2004, and is responsible for international affairs, Asian Netcom Corporation Limited, Beijing Municipal Branch Company and the Olympics-related telecommunications projects. Since November 2005, he has served as the Executive Chairman of Asian Netcom Corporation Limited. He has also served as Vice President of China Netcom Group since July 2003. Before joining China Netcom Group, Mr. Zhao served as General Manager of Beijing Communications Company from July 2002 to July 2003 and General Manager of former Beijing Telecommunications Company from May 2000 to July 2002. From November 1994 to May 2000, Mr. Zhao served as Vice Director and Director in the former Beijing Telecommunications Bureau. Mr. Zhao holds a master's degree in information and communication management jointly sponsored by the Management School of Fudan University and the Norway Management School. He graduated from Fudan University with a B.A. degree in English in 1975.

         Li Fushen, 43, has served as Chief Financial Officer since September 2005. He became Financial Controller in July 2004. Since October 2003, he has served as General Manager of the Finance Department of China Netcom Group. From November 2001 to October 2003, he served as Deputy General Manager of the former Jilin Provincial Telecommunications Company and Jilin Communications Company. He graduated from the Australian National University with a master's degree in management and from the Jilin Engineering Institute with a degree in engineering management in June 1988.

Joint Company Secretaries

         Miao Jianhua, 54, Executive Director and Joint Company Secretary.

         Mok Kam Wan, 43, Joint Company Secretary. Ms. Mok joined the Company in October 2005. She holds a bachelor's degree of laws from The University of London and a master's degree in business administration from The Hong Kong Polytechnic University. Ms. Mok is an associate member of The Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Chartered Secretaries.

COMPENSATION

         Our executive directors and executive officers receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind, including our contribution to the pension plans for our directors and executive officers. We have entered into service agreements with our executive directors.

         Each of our directors is entitled to an annual director's fee of HK$250,000 as proposed by the board of directors and approved by our shareholders. Director's fees are payable on a time pro-rata basis for any non full year's service. Mr. Zhang Chunjiang will receive annual base salary and performance-based bonus and any discretionary award of share options as may be determined by the board of directors. In addition, Dr. Edward Tian Suning is entitled to an additional annual fee of HK$50,000 as a member of the Corporate Governance Committee, Mr. John Lawson Thornton is entitled to an additional annual fee of HK$120,000 as the chairman of the Corporate Governance Committee and a member of the compensation and Nomination committee. Mr. Victor Cha Mou Zing is entitled to an additional annual fee of HK$100,000 as a member of the Audit Committee and the Compensation and Nomination Committee, and Mr. Jose Maria Alvarez-Pallete is entitled to an additional annual fee of HK$50,000 as a member of the Strategic Planning Committee. Dr. Edward Tian Suning, Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing and Mr. Jose Maria Alvarez-Pallette is entitled to an additional fee of HK$50,000 for each committee meeting they attend.

         The following table sets out the emoluments paid to our directors in 2005.

                                                      Basic
                                                  salaries,
                                                    housing
                                                allowances,
                                                      other                   share
                                                 allowances                  option       Contributions
                                               and benefits                  benefit      to retirement
                                       Fees         in kind       Bonus     amortized           schemes       Total
                                -------------------------------------------------------------------------------------
                                                                        RMB
Zhang Chunjiang..................   260,715        324,168       753,234      563,883           16,363     1,918,363
Edward Tian Suning...............   260,715        675,983       567,609      563,883                -     2,068,190
Zhang Xiaotie....................   260,715        395,738             -      490,333           16,363     1,163,149
Miao Jianhua.....................   260,715        310,470       311,079      429,041           16,363     1,327,668
Jiang Weiping(1).................   309,370        303,387       307,138      429,041           16,363     1,365,299
Li Liming........................   312,858        282,651       282,235      429,041           16,363     1,323,148
Keith Rupert Murdoch((2))........   218,858              -             -      361,621                -       580,479
Yan Yixun........................   260,715              -             -      361,621                -       622,336
John Lawson Thornton.............   365,002              -             -            -                -       365,002
Victor Mou Zing Cha..............   360,656              -             -            -                -       360,656
Qian Yingyi......................   417,145              -             -            -                -       417,145
Hou Ziqiang......................   412,799              -             -            -                -       412,799
Timpson Chung Shui Ming..........   332,668              -             -            -                -       332,668
Jose Maria alvarez-Pallete (3)...    94,500              -             -            -                -        94,500
                                -------------------------------------------------------------------------------------
Total...........................  4,127,431      2,292,397     2,221,295    3,628,464           81,815    12,351,402
                                =====================================================================================

_____________

(1) Resigned on May 17, 2006.
(2) Resigned on September 12, 2005.
(3) Appointed on September 12, 2005.

         The five individuals whose emoluments were the highest for the years ended December 31, 2005 include two directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining individuals are as follows:

                                                                                 Year ended December 31, 2005
                                                                               ----------------------------------
                                                                                              RMB

     Basic salaries, housing allowances, bonus, share option benefit
      amortized, other allowances and benefits in kind......................                 5,928,713
     Contributions to retirement schemes....................................                    32,726
                                                                               ----------------------------------
     Total..................................................................                 5,961,439
                                                                               ==================================

         The aggregate compensation to which our executive directors and senior management members were entitled (including amounts paid and accrued) in 2005 was RMB 19.4 million, including directors' fees, basic salaries, bonus, share option benefit amortized, housing allowances, other allowances and benefits in kind, as well as contributions to retirement schemes.

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

Board Committees

Audit Committee

         We have established an audit committee in compliance with the Code on Corporate Governance Practices as set out in Appendix 14 to the Listing Rules of the Hong Kong Stock Exchange. All members of the audit committee are appointed by the board. The audit committee currently consists of four independent non-executive directors, Mr. Timpson Chung Shui Ming who serves as its chairman, Dr. Qian Yingyi, Mr. Victor Cha Mou Zing and Mr. Hou Ziqiang. The primary responsibilities of the audit committee include supervising and managing our financial reporting system, reviewing the auditors' appointment, and supervising the work of the internal audit department.

Compensation and Nomination Committee

         Our compensation committee has been renamed as the compensation and nomination Committee effective September 12, 2005. The duties of this committee include nominating new board members, reviewing the compensation of our directors and our management and making recommendations to the board. The members of the Committee are Mr. Qian, Yingyi, who serves as its chairman, Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing and Mr. Hou Ziqiang.

Strategic Planning Committee

         We have also established a strategic planning committee. The strategic planning committee is responsible for reviewing our development strategies, supervising their implementation and analyzing major investment projects. The members of this committee are Mr. Zhang Chunjiang, who serves as its chairman, Mr. Zuo Xunsheng, Mr. Zhang Xiaotie, Ms. Li Liming, Mr. Jose Maria Alvarez-Pallete, Dr. Qian Yingyi and Mr. Hou Ziqiang.

Corporate Governance Committee

         We have also established a corporate governance committee. The duties of the corporate governance committee are to supervise implementation of our corporate governance polices, supervise the efficiency and legal compliance of our board of directors and make recommendations to the board in order to enhance our corporate governance structure. The chairman of this committee is Mr. John Lawson Thornton and its members include Dr. Tian Suning, Mr. Miao Jianhua, Dr. Qian Yingyi and Mr. Timpson Chung Shui Ming.

Summary Corporate Governance Differences

         There are significant differences between our corporate governance practices and those of U.S. issuers listed on the New York Stock Exchange. Pursuant to Section 303A.11 of the NYSE Listing Manual, we have disclosed certain of these differences on our website at www.china-netcom.com.

EMPLOYEES

         As of December 31, 2005, we had 138,440 full time employees. Substantially all of our employees are located in China. The following table sets forth the number of our employees serving in the capacities and for the periods indicated:

                                                                As of December 31,
                              ---------------------------------------------------------------------------------------
                                       2002                  2003                  2004                    2005
                              -------------------   --------------------  ----------------------  --------------------
                               Number   Percentage   Number    Percentage              Percentage            Percentage
                                  of     of Total       of     of Total   Number of    of Total   Number of  of Total
                              Employees  Employees  Employees  Employees  Employees    Employees  Employees  Employees
                              ---------  ---------  ---------  ---------  ---------    ---------  ---------  ---------
Management, finance and         30,662       21.7     33,341      23.3       22,814        15.8     23,784       17.2
  Administrative................
Sales and marketing.............31,707       22.5     29,401      20.6       66,564        46.3     67,603       48.8
Operations and maintenance......71,530       50.6     72,418      50.6       47,322        32.9     42,134       30.4
Others(1)....................... 7,395        5.2      7,803       5.5        7,262         5.0      4,919        3.6
  Total........................141,294      100.0    142,963      100.0     143,962       100.0    138,440      100.0

__________

(1) Includes research and development employees.

         As of December 31, 2005 we also employed approximately 60,521 temporary employees.

         We participate in defined contribution retirement plans for our employees. We are required to contribute a portion of our employees' total wages to the PRC government's pension plan in accordance with relevant local government regulation. Our contributions were approximately RMB 1,051 million in 2003, RMB 1,181 million in 2004 and RMB 1,285 million in 2005. We also implement an early retirement scheme whereby employees approaching retirement age may opt for early retirement in exchange for certain early retirement benefits. The amount expensed as early retirement benefits was approximately RMB 336 million in 2003, RMB 693 million in 2004 and RMB 2 million in 2005.

         We have implemented a short-term and long-term combined incentive remuneration scheme. The primary components of an employee's remuneration are a basic salary, a performance-based bonus and a stock option scheme for certain employees. In addition, we emphasize the importance of employee training and seek to improve the skills of our employees.

         In 2005, we did not experience any strikes or other labor disturbances that interfered with our operations, and we believe that the relationship between our management and our labor union was good.

SHARE OWNERSHIP

Ownership of our shares by our directors and executive officers

         Certain of our directors and executive officers have a beneficial interest in our shares through their ownership of options as further discussed in "-- Share Option Scheme".

Share option scheme

          The shareholders of our company passed a resolution on September 30, 2004 to approve and adopt the share option scheme (the "Share Option Scheme"). Having considered the changes following the completion of our 2005 Acquisition and for the purpose of clarifying the relevant scope of the Share Option Scheme, the Board convened meetings on December 6, 2005 and April 28, 2006, and made minor amendments to the Share Option Scheme.

         The main contents of the amended Share Option Scheme are as follows:

Purpose of the Share Option Scheme

         The purpose of the Share Option Scheme is to provide our company with a means to incentivize its senior management, to attract and retain talent and to encourage other eligible participants to enhance the value of the Company.

Participants of the Share Option Scheme

         The directors may invite any person belonging to any of the following classes of participants to take up options to subscribe for the ordinary shares of the Company:

         (i) the directors (including executive and non-executive directors, but excluding independent Non-executive directors);

         (ii) members of the middle-to-senior management; and

         (iii) such class of "specialized professionals" as may be designated by the Compensation and Nomination Committee.

         For the purpose of sub-paragraph (iii) above, "specialized professionals" means such professionals that are important to the development of the Group's business and the management, technical and business development personnel that occupy key positions in the Group. The Compensation and Nomination Committee has the authority to interpret the meaning of "specialized professionals".

Maximum number of shares and effective options

         (i) The maximum number of shares which may be allotted and issued upon the exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme must not in aggregate exceed 30 per cent. of the relevant class of securities of our company in issue from time to time.

         (ii) The total number of shares which may be allotted and issued upon the exercise of all options to be granted under the Share Option Scheme must not in aggregate exceed 10 per cent. of the shares in issue immediately after the completion of the global offering of shares (and American depositary shares) of our company in November 2004 (the "General Scheme Limit").

         (iii) Subject to (i) above, our company may seek approval of the shareholders in general meeting to refresh the General Scheme Limit and may seek separate approval of the shareholders in general meeting to grant options beyond the General Scheme Limit.

         (iv) "Effective options" means the share options granted under the Share Option Scheme, irrespective of whether such options are exercisable in accordance with the relevant vesting schedule; and "vesting schedule" means the arrangement whereby options can be exercised by batch in accordance with the timetable pre-determined by the Share Option Scheme.

         As of the date of this annual report, the total number of securities available for issue under the Share Option Scheme is 236,023,000, representing 3.6% of the issued share capital of our company as of the date of this annual report.

Maximum entitlement of each participant

         Unless otherwise approved by the shareholders in general meeting, the total number of shares issued and which may fall to be issued upon the exercise of the options granted under the Share Option Scheme (including both exercised or outstanding options) to any participant in any 12-month period shall not exceed 0.2 per cent. of the issued share capital of our company on the date of grant.

Minimum period for which an option must be held before it can be exercised

         With respect to the share options granted prior to the listing of the Company's shares on the Stock Exchange, there is a minimum period of 18 months from the later of the date of grant or the date of the listing of the shares on the Stock Exchange before an option can be exercised; with respect to the share options granted after the listing of the Company's shares on the Stock Exchange, there is a minimum period of 24 months from the later of the date of grant or the date of the listing of the shares on the Stock Exchange before an option can be exercised.

Period within which the shares must be taken up under an option

         Any option shall lapse if not exercised within 6 years from the later of the date of grant or the date of the listing and commencement of trading of the shares on the Stock Exchange.

The basis of determining the exercise price for shares

         The exercise price is a price determined by the directors but shall not be less than the highest of: (i) the closing price of the shares on the Stock Exchange on the date of grant; (ii) the average closing price of shares on the Stock Exchange for the five trading days immediately preceding the date of grant; and (iii) the nominal value of the shares.

Consideration

         No consideration is payable on acceptance of the grant of an option.

The remaining life of the Share Option Scheme

         Unless otherwise terminated by the Board of Directors in exercise of its power in accordance with the rules governing the Share Option Scheme, the Share Option Scheme will remain in force for a period of 10 years commencing on the date on which the Share Option Scheme is adopted.

Amendment to and termination of the Share Option Scheme

         (i) The Board of our company may amend any of the provisions of the Share Options Scheme and the terms of the options at any time, but not so as to prejudice the rights of the grantees of options.

         (ii) Any alterations to the matters set out in the Listing Rules and alterations which are to the advantage of existing or future grantees of options shall only be made with the approval of shareholders at general meeting.

         (iii) Any alterations to the terms and conditions of the Share Option Scheme which are of a material nature shall be approved by the shareholders of our company at general meeting, except where the alterations take effect automatically under the existing terms of the Share Option Scheme.

         (iv) Any change to the authority of the Board in relation to alteration of the terms of the Share Option Scheme shall be approved by shareholders of our company at general meeting. The amended Share Option Scheme or the terms thereof shall comply with the relevant requirements of the Listing Rules.

         (v) During the effective term of the Share Option Scheme, the Board may at any time terminate the Share Option Scheme or decide not to grant any options under the Share Option Scheme, and in such event the options granted under this Scheme (to the extent not already exercised) may still be exercisable pursuant to the rules of the Share Option Scheme or may be cancelled by the Board pursuant to rules thereof.

         (vi) The Share Option Scheme will be terminated upon the expiry of its effective term and any new share option scheme to be adopted by the Board shall be approved by the shareholders of our company at general meeting.

Exercise of Options and Proceeds

         (1) The Exercise Price for the initial grant of Options shall be the initial public offering price. The Exercise Price of Options granted subsequently shall be the higher of the par value of the shares, the closing price of the shares on the Options Grant Date and the average closing price of the shares in the five trading days prior to the Options Grant Date.

         (2) Share Options shall be effective for a period of six years. Any Options not exercised after the expiry of six years from the Options Effective Date shall lapse automatically.

                  (i) The initial exercise of the Share Options which are granted prior to the listing of the Company on the Hong Kong Stock Exchange is subject to an Options Restricted Period of 1.5 years and such Share Options shall only be exercised in batches in accordance with the Vesting Schedule below. The maximum number of Options that can be exercised at each tier shall not exceed the limits set out below:

                         - 40% of the Options granted may be exercised 18 months after the Options Effective Date (the "First Tier");

                         - another 20% of the Options granted may be exercised 30 months after the Options Effective Date (the "Second Tier");

                         - another 20% of the Options granted may be exercised 42 months after the Options Effective Date (the "Third Tier"); and

                         - the remaining 20% of the Options granted may be exercised 54 months after the Options Effective Date (the "Fourth Tier").

                  (ii) The initial exercise of the Share Options which are granted after the listing of the Company on the Hong Kong Stock Exchange is subject to an Options Restricted Period of 2 years and such Share Options shall only be exercised in batches in accordance with the Vesting Schedule below. The maximum number of Options that can be exercised at each tier shall not exceed the limits set out below:

                         - 40% of the Options granted may be exercised 24 months after the Options Effective Date (the "First Tier");

                         - another 20% of the Options granted may be exercised 36 months after the Options Effective Date (the "Second Tier");

                         - another 20% of the Options granted may be exercised 48 months after the Options Effective Date (the "Third Tier"); and

                         - the remaining 20% of the Options granted may be exercised 60 months after the Options Effective Date (the "Fourth Tier").

         (3) The exercise of a portion of the Options of the employees of the Company (excluding senior management and directors of the Company) exercisable at each tier pursuant to the above Vesting Schedule (the "Adjustable Options") shall be subject to the results of the performance review of the grantee in respect of the year immediately preceding the commencement of the relevant tier as measured against the Company's performance review plan. Part or all of the Adjustable Options shall be subject to cancellation depending upon the results of the performance review. The Adjustable Options shall be determined by the Company with reference to the number of Options exercisable at each tier, the expected yield of each Option and the difference between the average price of the Shares in the year immediately preceding the commencement of the relevant tier and the exercise price of the Options.

         (4) Except for the transmission of the Options on the death of a grantee of Options to his personal representatives or authorised persons, neither the Options nor any relevant rights may be transferred, assigned or otherwise disposed of by any grantee to any other person. If a grantee transfers, assigns or disposes of such Options or rights, the Company will be entitled to cancel the Options granted to the grantee.

         (5) The increase in exercisable Options of the grantees at each tier (the Options exercisable at the First Tier shall be deemed as the increase in exercisable Options at the First Tier) shall be subject to cancellation upon the happening of any of the following events:

               (i) the annual performance review of the Company for the year preceding the commencement of the relevant tier shows that the Company is unable to meet the performance review targets;

               (ii) the issuance of a negative opinion by the Company's accountants or the Company's accountants being unable to issue an opinion on the financial reports in respect of the year preceding the commencement of the relevant tier;

               (iii) where the Supervisory Panel or the audit authorities for State-owned enterprises of the State Council have raised material objections to the results or the annual report of the Company in respect of the year preceding the commencement of the relevant tier.

         (6) In the event that the grantee is to be demoted, his unvested Options pursuant to the Vesting Schedule will be reduced to reflect his new position and the reduced Options will automatically lapse.

         (7) In the event of a capitalisation issue, rights issue, sub-division or consolidation of shares or reduction of capital, the Board has the right to make corresponding alterations to the number of shares involved in the Options granted under the Share Option Scheme (outstanding Options) and the Exercise Price, provided that the proportion of the total number of ordinary shares involved in the Share Option Scheme to the total number of issued shares shall remain unchanged. Such adjustments shall give participants to the Share Option Scheme the same proportion of the issued share capital to which he would have been entitled prior to such alteration, and no adjustment shall be made the effect of which would be to enable shares to be issued at less than its nominal value.

         (8) The proceeds from the exercise of Options shall be the multiple of the number of Share Options being exercised and the difference between the market price of the shares of the Company upon the exercise of the Options by the grantee and the Exercise Price, less the relevant tax expenses. After exercising the Options, the proceeds shall belong to the person who exercised the Options. If the grantee does not exercise the Options within the period during which he is entitled to exercise the Options, the proceeds shall be zero.

         (9) Prior to exercising part or all of his Options, the grantee shall inform the Company in writing of his intention to exercise the Options together with the number of shares, the Exercise Price etc.

         (10) The grantee is required to exercise his Options through the intermediaries selected by the Company.

Rights on cessation of employment

         (1) If the grantee of an Option ceases to be an employee because of misconduct or criminal conviction, and as a result ceases to be an Eligible Participant under the Share Option Scheme, all the Effective Options not yet exercised shall lapse on the date of cessation of his employment and such Options shall in no circumstances be exercisable.

         (2) If the grantee of an Option is transferred internally to China Network Communications Group Corporation and its controlled entities, the grantee shall be entitled to exercise the Options in accordance with the Vesting Schedule.

         (3) If the grantee of an Option is transferred out of the Company with the Company's consent (for reason other than Clause 6(2)), the grantee may, at any time within 90 days of the date of the cessation of his employment, exercise the Effective Options which are exercisable as at the date of the cessation of his employment as well as the Options which are exercisable at the tier immediately following the date of cessation of his employment. Any such Options which are not exercised within the 90-day period shall lapse automatically. All the Options exercisable at later tiers shall lapse automatically.

         (4) If the grantee of an Option retires, the grantee may, at any time within 90 days of the date of his retirement, exercise the Effective Options which are not yet exercised. Any such Options which are not exercised within the 90-day period shall lapse automatically.

         (5) If the grantee of an Option ceases to be an employee for any reason other than death, loss of capacity or the reasons as referred to under Clauses 6(1), 6(2), 6(3) or 6(4) and for reason of his resignation, and thus as a result ceases to be an Eligible Participant under the Share Option Scheme, all of his Effective Options not yet exercised shall lapse on the date of cessation of his employment.

         Where the employment of a grantee ceases or has ceased or the grantee retires or has retired prior to the 2006 Amendments being approved by shareholders of the Company at general meeting, the date of cessation of employment or retirement will be deemed to be the day on which the 2006 Amendments are approved by shareholders of the Company at general meeting.

Rights on death

         If the grantee of an Option dies and that none of the grounds for cessation of employment as referred to in Clause 6(1) has occurred, Effective Options granted (but not yet exercised) shall be vested in the grantee's estate, the grantee's personal representatives or authorised persons shall exercise such Effective Options within 90 days. Any such Options which are not exercised within the 90-day period shall lapse automatically.

         Where the grantee dies or has died prior to the 2006 Amendments being approved by shareholders of the Company at general meeting, his death will be deemed to have occurred on the day on which the 2006 Amendments are approved by shareholders of the Company at general meeting.

Rights on loss of capacity

         The guardian of the grantee of an Option or authorised persons may, at any time during the period within 90 days of the date of the loss of capacity of such grantee, exercise the Effective Options granted to such grantee but not yet exercised as at the date of the loss of capacity of such grantee. Any such Options which are not exercised within the 90-day period shall lapse automatically.

         Where the loss of capacity takes place or has taken place prior to the 2006 Amendments being approved by shareholders of the Company at general meeting, the loss of capacity will be deemed to have taken place on the day on which the 2006 Amendments are approved by shareholders of the Company at general meeting.

Cancellation of the Options

         The Board may resolve to cancel any Options granted but not yet exercised.

         Lapsed Options shall be automatically cancelled on the date of lapse.

         As at December 31, 2005, the directors, chief executive and employees of our company had the following personal interests in options to subscribe for shares of our company granted under the Share Option Scheme.


                                                                No. of shares
                                    No. of shares involved     involved in the                        Price per share
                                        in the options       options outstanding   Date of the of     payable for the
                                      outstanding at the      at the end of the       grant the       exercise of the
                                     beginning of the year           year              options            options
                                   ------------------------  -------------------   ---------------    ----------------
                                                                         (in HK$)
DIRECTORS
Zhang Chunjiang................               920,000               920,000        22 October 2004           8.40
Tian Suning....................               920,000               920,000        22 October 2004           8.40
Zuo Xunsheng                                  800,000               800,000        22 October 2004           8.40
(also the chief executive officer)
Zhang Xiaotie..................               800,000               800,000        22 October 2004           8.40
Miao Jianhua...................               700,000               700,000        22 October 2004           8.40
Jiang Weiping..................               700,000               700,000        22 October 2004           8.40
Li Liming......................               700,000               700,000        22 October 2004           8.40
Yan Yixun......................               590,000               590,000        22 October 2004           8.40
Employees and other persons
   granted with options in 2004(1)        151,590,000           150,573,000        22 October 2004           8.40
Employees and other persons
   granted with options after the
   completion of our 2005
   Acquisition(2)(3)...........                     --            79,320,000        6 December 2005          12.45
     Total(4)(5)...............                                  236,023,000

__________________

Notes:

(1) The total number of shares involved in the options outstanding at the end of the year represents 3.6 per cent. of the issued share capital of our company as at the date of this annual report.

(2) Grantees of the share options granted on October 22, 2004 are entitled to exercise the options in the following periods:

o in respect of 40 per cent. of the options granted, from May 17, 2006 to November 16, 2010;

o in respect of a further 20 per cent. of the options granted, from May 17, 2007 to November 16, 2010;

o in respect of an additional 20 per cent of the options granted, from May 17, 2008 to November 16, 2010; and

o In respect of the remaining 20 per cent of the options granted, from May 17, 2009 to November 16, 2010.

(3) Options were granted by our company on December 6, 2005. The closing price per share on the trading day immediately before December 6, 2005 was HK$12.25.

(4) Grantees of the share options granted on December 6, 2005 are entitled to exercise the options in the following periods:

o in respect of 40 per cent. of the options granted, from December 6, 2007 to December 5, 2011;

o in respect of a further 20 per cent. of the options granted, from December 6, 2008 to December 5, 2011;

o in respect of an additional 20 per cent. of the options granted, from December 6, 2009 to December 5, 2011; and

o in respect of the remaining 20 per cent. Of the options granted, from December 6, 2010 to December 5, 2011.

(5) During the year ended December 31, 2005, no share option has been exercised and share options representing 1,017,000 shares lapsed as a result of the resignation of the employees to whom the share options were granted.

         According to the requirements under HKFRS 2, the fair value of the options granted by our company to its employees (including directors) to subscribe for shares in our company shall be recognized as expenses in the Company's consolidated income statement. Our company has made retrospective adjustments to the recognized employee benefit costs or liabilities in relation to the grant of options to subscribe for shares in our company to employees (including directors) in prior years.

         Apart from the foregoing, at no time during the year ended December 31, 2005 was the Company, any of its holding companies or subsidiaries or fellow subsidiaries, a party for any arrangement to enable the directors or senior management of our company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of our company or any other body corporate.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

         As of May 31, 2006, we had 6,602,431,000 shares outstanding. The table below sets forth information as of the date of this annual report regarding the beneficial ownership of our ordinary shares by each person known by us to beneficially own 5% or more of our outstanding ordinary shares. Except as otherwise indicated, we believe each shareholder named in this table has sole voting and investment power with respect to the shares shown as beneficially owned. None of our shareholders listed below has voting rights that are different from any of our other shareholders.

                                                          Shares Beneficially
                                                                 Owned
                                                       -------------------------
        Name of Beneficial Owner                          Number      Percentage
---------------------------------------------------    ------------   ----------
                                                              (in millions)
China Network Communications Group Corporation(1)      4,647,449,014      70.39%
Telefonica Internacional S.A........................    329,676,450        4.99%
__________

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

RELATED PARTY TRANSACTIONS

Connected Transactions

         Our 2005 Acquisition

         See "Item 4. Business Overview--History and Development--Our 2005 Acquisition".

         Cooperation Agreement in relation to the 2008 Beijing Olympic Games

         On 15 September 2005, the Company's wholly-owned subsidiary, China Netcom (Group) Company Limited ("CNC China") entered into a cooperation agreement (the "Cooperation Agreement") with China Netcom Group whereby CNC China agreed to provide telecommunications goods and services to the Beijing Organization Committee for the Games of the XXIX Olympiad ("BOCOG"). As consideration, CNC China is entitled to the right and opportunity to conduct products-related marketing activities by using the 2008 Olympics composite logo and sponsorship logo as provided for under the sponsorship agreement between China Netcom Group and BOCOG. The consideration of the Cooperation Agreement is RMB480 million.

Continuing Connected Transactions

         As of the date of this annual report, China Netcom Group, as the ultimate controlling shareholder of the Company, beneficially owned 70.39% of the Company's issued share capital. China Netcom Group is therefore a connected person of the Company. In October 2004, China Netcom (Group) Company Limited ("CNC China"), a wholly owned subsidiary of the Company, entered into certain agreements with China Netcom Group, and certain ongoing transactions between CNC China on the one hand and China Netcom Group and its subsidiaries or associates (other than the Group) on the other hand ("Continuing connected transactions relating to CNC China") were conducted in accordance with the provisions under the aforesaid agreements up to October 31, 2005. In order to facilitate the management of our continuing connected transactions in China after the completion of our 2005 Acquisition, CNC China, CNC New Horizon and China Netcom Group entered into certain connected transaction agreements on September 12, 2005 to regulate the continuing connected transactions between China Netcom Group and its subsidiaries or associates (other than the Group) on one hand and the Group on the other hand in respect of the Group's operations in 12 provinces, autonomous region and municipalities in China, and these agreements would replace the existing connected transaction agreements between CNC China and China Netcom Group after the completion of our 2005 Acquisition. Certain ongoing transactions between CNC China and CNC New Horizon on the one hand and China Netcom Group and its subsidiaries or associates (other than the Group) on the other hand as from October 31, 2005, ("Continuing connected transactions relating to CNC China and CNC New Horizon") were conducted in accordance with the provisions under the new agreements.

         On June 30, 2004, Asia Netcom Corporation Limited ("Asia Netcom"), a wholly owned subsidiary of the Company, entered into certain transactions and a series of connected transaction agreements with East Asia Netcom Ltd. ("EANL"), a connected person of the Company by virtue of being an indirect wholly owned subsidiary of China Netcom Group.

         These transactions between CNC China, CNC New Horizon and China Netcom Group and between Asia Netcom and EANL (the "Continuing Connected Transactions") constitute continuing connected transactions of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Ltd (the "Listing Rules"). Details of the Continuing Connected Transactions are set out below and in note 37 to the financial statements regarding relative transactions with ultimate holding company, fellow subsidiaries and other related companies. For the financial year ended December 31, 2005, the Continuing Connected Transactions have not exceeded their respective upper limits set by the Hong Kong Stock Exchange. In respect of all the connected transactions of the Company as stated in this annual report, the Company has complied with the disclosure requirements under the Listing Rules in force from time to time.

         Continuing connected transactions relating to CNC China

         The following continuing connected transaction agreements took effect until the completion of our 2005 Acquisition.

         Interconnection Settlement Agreement

         CNC China and China Netcom Group agreed to interconnect their respective networks and settle the charges received in respect of domestic and international long distance voice services within their respective service regions on a monthly basis.

         For domestic long distance voice services between China Netcom Group and CNC China (except services between subsidiaries of China Netcom Group in four provinces and autonomous region and the branch companies of CNC China in six provinces and municipalities), the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute or RMB0.09 per minute (depending on whether the call terminates within or outside the network of either party).

         For outbound international calls, China Netcom Group reimburses CNC China for any amount it has paid to overseas telecommunications operators. The revenues received by China Netcom Group less the amount paid to overseas telecommunications operators are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by each party.

         For inbound international calls, the revenues received by CNC China from overseas telecommunications operators less the amount paid to China Netcom Group at the rate of RMB0.06 per minute or RMB0.09 per minute (depending on whether the call terminates within the network of China Netcom Group or other operators) are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by each party.

         The rates of RMB0.06 per minute and RMB0.09 per minute mentioned above may be adjusted with reference to the relevant standards, tariffs or policies promulgated by the relevant regulatory authorities in China from time to time.

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

         Commission and/or charges are not to exceed the maximum rate of 3 per cent. of the contract value for the domestic materials procurement services and 1 per cent. of the contract value for imported materials procurement services. The price for the purchase of China Netcom Group's products is determined with reference to the following pricing principles and limits ("Pre-Acquisition Pricing Principles"):

         (a) The government-fixed price;

         (b) Where item (a) does not apply, the government guidance price;

         (c) Where items (a) and (b) do not apply, the market price; or

         (d) Where none of the above is applicable, the price to be agreed between the relevant parties and determined on a cost-plus basis.

         Commission and/or charges for the storage and transportation services are determined with reference to market rates.

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

Continuing connected transactions relating to CNC China and CNC New Horizon

         The following continuing connected transaction agreements have come into effect only after the completion of our 2005 Acquisition.

Domestic Interconnection Settlement Agreement

         Pursuant to the Domestic Interconnection Settlement Agreement:

         CNC New Horizon, CNC China (CNC New Horizon and CNC China are collectively referred to as the "Combined Operating Group") and China Netcom Group agreed to interconnect the network of China Netcom Group on the one hand and that of the Combined Operating Group on the other and settle the charges received in respect of domestic long distance voice services within their respective service regions on a quarterly basis.

         For domestic long distance voice services between China Netcom Group and the Combined Operating Group, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute (in case where the call terminates within the network of either China Netcom Group or the Combined Operating Group) or RMB0.09 per minute (in case where the call terminates outside the network of either China Netcom Group or the Combined Operating Group).

         The rates of RMB0.06 per minute and RMB0.09 per minute mentioned above shall be adjusted with reference to the relevant standards, tariffs or policies formulated by the relevant regulatory authorities in China from time to time.

International Long Distance Voice Services Settlement Agreement

         Pursuant to the International Long Distance Voice Services Settlement
Agreement:

         CNC China and China Netcom Group agreed to interconnect the networks of China Netcom Group and CNC China and settle the charge received in respect of international long distance voice services on a quarterly basis.

         For outbound international calls, China Netcom Group reimburses CNC China for any amount it has paid to overseas telecommunications operators. The revenues received by China Netcom Group less the amount paid to overseas telecommunications operators are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by China Netcom Group and the Combined Operating Group in connection with the provision of outbound international long distance voice services.

         For inbound international calls, the revenues received by CNC China from overseas telecommunications operators (other than the Company and its controlled entities) less the amount paid to China Netcom Group at the rate of RMB0.06 per minute (in case where the call terminates within the network of China Netcom Group) or RMB0.09 per minute (in case where the call terminates within the network of other operators) are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by China Netcom Group and the Combined Operating Group in connection with the provision of inbound international long distance voice services.

         The rates of RMB0.06 per minute and RMB0.09 per minute mentioned above shall be adjusted with reference to the relevant standards, tariffs or policies formulated by the relevant regulatory authorities in China from time to time.

Property Leasing Agreement

         Pursuant to the Property Leasing Agreement:

         (i) The Combined Operating Group leases to China Netcom Group some certain properties located throughout the Combined Operating Group's service regions, for use as offices and other ancillary purposes; and

         (ii) China Netcom Group leases to the Combined Operating Group some certain properties located throughout the Combined Operating Group's service regions, for use as offices, telecommunications equipment sites and other ancillary purposes.

         The charges payable by the Combined Operating Group and by China Netcom Group are based on market rates or the depreciation and maintenance charges in respect of each property, provided such depreciation and maintenance charges shall not be higher than the market rates. The charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year.

Property Sub-leasing Agreement

         Pursuant to the Property Sub-leasing Agreement:

         China Netcom Group agreed to sub-let to the Combined Operating Group certain properties owned by and leased from independent third parties, for use as offices, telecommunications equipment sites and other ancillary purposes.

         The amounts payable by the Combined Operating Group under the Property Sub-leasing Agreement are the same as the rental charges and other fees (including management fees) payable by China Netcom Group to the relevant third parties.

Master Sharing Agreement

         Pursuant to the Master Sharing Agreement:

         (a) The Combined Operating Group will provide customer relationship management services for large enterprise customers of China Netcom Group;

         (b) The Combined Operating Group will provide network management services to China Netcom Group;

         (c) The Combined Operating Group will share with China Netcom Group the services provided by administrative and managerial staff in respect of central management of the business operations, financial control, operation and maintenance of network, human resources and other related matters of both the Combined Operating Group and China Netcom Group;

         (d) The Combined Operating Group will provide to China Netcom Group supporting services such as billing and settlement provided by the business support centre;

         (e) China Netcom Group will provide to the Combined Operating Group supporting services, including telephone card production, development and related services and IC card inter-provincial and inter-network clearing services;

         (f) China Netcom Group will provide to the Combined Operating Group certain other shared services, including advertising, publicity, research and development, business hospitality, maintenance and property management; and

         (g) China Netcom Group will provide certain office space in its headquarters to the Combined Operating Group for use as its principal executive office.

         (h) The Combined Operating Group and China Netcom Group will share the revenues received by China Netcom Group from other operators whose networks interconnect with the Internet backbone network of China Netcom Group and will share the monthly connection fee that China Netcom Group pays to the State Internet Switching Centre.

         The Combined Operating Group and China Netcom Group own certain equipment and facilities forming the Internet backbone network of China Netcom Group. This Internet backbone network interconnect with the networks of other operators. Such interconnection generates revenue which is settled with China Netcom Group and shared between China Netcom Group and the Combined Operating Group under the Master Sharing Agreement.

         The services set out in paragraphs (a) to (g) above and the revenue and fee set out in paragraph (h) above are shared between the Combined Operating Group and China Netcom Group on an on-going basis from time to time and the aggregate costs incurred by the Combined Operating Group or China Netcom Group for the provision of the services set out in paragraphs (a) to (g) above and the revenue and fee receivable and payable by China Netcom Group as referred to in paragraph (h) above are apportioned between the Combined Operating Group and China Netcom Group according to their respective total assets value as shown in their respective financial statements on an annual basis.

Engineering and Information Technology Services Agreement

         The Engineering and Information Technology Services Agreement governs the arrangements with respect to the provision of certain engineering and information technology-related services to the Combined Operating Group by China Netcom Group, which include planning, surveying and design services in relation to telecommunications engineering projects, construction services in relation to telecommunications engineering projects, supervision services in relation to telecommunications engineering projects and information technology services.

         The charges payable for engineering and information technology-related services described above are determined with reference to market rates. In addition, where the value of any single item of engineering design of supervision-related service exceeds RMB0.5 million or where the value of any single item of engineering construction-related service exceeds RMB2 million, the award of such services will be subject to tender. The charges are settled between the Combined Operating Group and China Netcom Group as and when the relevant services are provided.

Materials Procurement Agreement

         Pursuant to the Materials Procurement Agreement, the Combined Operating Group may request China Netcom Group to act as its agent for the procurement of imported and domestic telecommunications equipment and other domestic non-telecommunications equipment, and may purchase from China Netcom Group certain products, including cables, modems and yellow pages telephone directories. China Netcom Group further agreed to provide to the Combined Operating Group storage and transportation services related to the procurement and purchase of materials or equipment.

         Commission and/or charges for the domestic materials procurement services shall not exceed the maximum rate of 3% of the contract value. Commission and/or charges for the above imported materials procurement services shall not exceed the maximum rate of 1% of the contract value. The price for the purchase of China Netcom Group's products is determined with reference to the following principles and limits (the "Post-Acquisition Pricing Principles"):

         (a) the government fixed price;

         (b) where there is no government fixed price but a government guidance price exists, the government guidance price;

         (c) where there is neither a government fixed price nor a government guidance price, the market price; or

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

Ancillary Telecommunications Services Agreement

         The Ancillary Telecommunications Services Agreement governs the arrangements with respect to the provision of ancillary telecommunications services to the Combined Operating Group by China Netcom Group, which include certain telecommunications pre-sale, on-sale and after-sale services, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisition and servicing and other customers' services.

         The charges payable for the services described above are determined with reference to the Post-Acquisition Pricing Principles, and the service charges are settled between the Combined Operating Group and China Netcom Group as and when the relevant services are provided.

Support Services Agreement

         Pursuant to the Support Services Agreement, China Netcom Group provides the Combined Operating Group with various support services, including equipment leasing (other than equipment covered under the Telecommunications Facilities Leasing Agreement) and maintenance services, motor vehicles services, security services, basic construction agency services, research and development services, employing training services and advertising services and other support services.

         The charges payable for the services described above are determined with reference to the Post-Acquisition Pricing Principles, and are settled between the Combined Operating Group and China Netcom Group as and when relevant services are provided.

Telecommunications Facilities Leasing Agreement

         Pursuant to the Telecommunications Facilities Leasing Agreement, China Netcom Group leases inter-provincial fiber-optic cables within the Combined Operating Group's service regions to the Combined Operating Group, and leases certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) to the Combined Operating Group, and China Netcom Group leases certain other telecommunications facilities required by the Combined Operating Group for its operations.

         The rental charges and service charges for the leasing of inter-provincial fiber-optic cables, international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such fiber-optic cables, resources and telecommunications facilities provided that such charges shall not be higher than market rates. The Combined Operating Group shall be responsible for the on-going maintenance of such inter-provincial fiber-optic cables and international telecommunications resources. The Combined Operating Group and China Netcom Group shall determine and agree on which party is to provide maintenance services to the other telecommunications facilities leased by China Netcom Group to the Combined Operating Group based on the latter's operational requirements. Unless otherwise agreed by the Combined Operating Group and China Netcom Group, such maintenance service charges shall be borne by the Combined Operating Group. If China Netcom Group shall be responsible for maintaining the other telecommunications facilities that it leases to the Combined Operating Group based on the latter's operational requirements, the Combined Operating Group shall pay to China Netcom Group the relevant maintenance service charges which shall be determined with reference to market rates. Where there are no market rates, the maintenance charges shall be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to China Netcom Group under the Telecommunications Facilities Leasing Agreement will be settled between the Combined Operating Group and China Netcom Group on a quarterly basis.

Continuing connected transactions relating to Asia Netcom

Recent Development-Sale of Asia Netcom

         On June 2, 2006, we agreed to sell our equity interest in Asia Netcom to a group of investors for US$168.84 million. We expect this transaction to be completed by early August 2006. Upon completion of the transaction, we expect to continue our business relationship with Asia Netcom in connection with our remaining international operations, including the purchase of capacity from Asia Netcom.


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

         EANL and its subsidiaries agreed to permit Asia Netcom or any of its subsidiaries to interconnect its communications system with the leased capacity, and to connect such amount of capacity to the facilities of its backhaul suppliers and/or local exchange carrier. Furthermore, upon request by Asia Netcom, EANL and its subsidiaries are to use their best efforts to provide to Asia Netcom or its subsidiaries with local connectivity with end-users in jurisdictions where Asia Netcom or its subsidiaries are not otherwise authorized to provide services.

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

         In the opinion of the independent non-executive directors, the Continuing Connected Transactions were entered into by the Company:

         (i) in the ordinary and usual course of its business;

         (ii) either on normal commercial terms or, where there are no sufficient comparables, on terms no less favorable than the terms the Company could have obtained from an independent third party; and

         (iii) in accordance with the relevant agreements governing such transactions and on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

         The board of directors has received a letter from the auditors of the Company stating that the Continuing Connected Transactions:

         (A) have received the approval of the Company's board of directors;

         (B) were carried out in accordance with the pricing policy as stated in note 40 to the financial statements for the year ended 31 December 2005;

         (C) have been entered into in accordance with the relevant agreements governing the Continuing Connected Transactions; and

         (D) have not exceeded their respective upper limits set by the Hong Kong Stock Exchange for the financial year ended 31 December 2005.



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

ITEM 9.  THE OFFER AND LISTING

         In connection with our initial public offering, our American depositary shares, or ADSs, each representing 20 ordinary shares, were listed and commenced trading on the New York Stock Exchange on November 16, 2004 under the symbol "CN". Our ordinary shares were listed and commenced trading on the Hong Kong Stock Exchange on November 17, 2004. Prior to these listings, there was no public market for our equity securities. The New York Stock Exchange and the Hong Kong Stock Exchange are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

         As of December 31, 2005 and May 31, 2006, there were respectively 6,593,529,000 and 6,602,431,000 ordinary shares issued and outstanding. As of December 31, 2005 and May 31, 2006, there were, respectively 1 and 1 registered holders of American depositary receipts evidencing 8,991,910 and 6,064,368 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is Citibank, N.A.

         The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

                                                        Price per Share (HK$)              Price per ADS (US$)
                                                       -------------------------          -------------------------
                                                         High              Low              High              Low
                                                      -------          ---------         -------           -------
         Annual
            2004 (from listing date).......             10.60              9.10            26.90            23.10
            2005...........................             13.95              9.95            35.99            25.45
         Quarterly
            Fourth Quarter, 2004...........             10.60              9.10            26.90            23.10
            First Quarter, 2005............             12.55              9.75            31.58            25.30
            Second Quarter, 2005...........             11.45              9.95            29.11            25.45
            Third Quarter, 2005............             13.70             11.30            35.99            28.66
            Fourth Quarter, 2005...........             13.95             11.45            35.62            29.67
            First Quarter, 2006............             14.35             12.45            36.81            32.66
         Monthly
            November 2005..................             13.10             12.40            34.20            32.37
            December 2005..................             12.80             11.70            33.09            31.11
            January 2006...................             13.45             12.60            35.03            33.01
            February 2006..................             13.85             12.45            35.70            32.66
            March 2006.....................             14.35             13.10            36.81            34.36
            April 2006.....................             15.45             13.75            38.94            35.50
            May 2006.......................             15.45             12.10            40.28            31.12

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

         The People's Bank of China, or PBOC, sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The PBOC also takes into account other factors, such as the general conditions existing in the international foreign exchange markets. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates in the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration for Foreign Exchange and other relevant authorities. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day.

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

Profits

         No tax is imposed in Hong Kong in respect of capital gains from the sale of property such as the shares. Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a maximum rate of 16.0% on individuals. Gains from the sale of shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from the sale of shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

Stamp duty

         Hong Kong stamp duty will be payable by the purchaser on every purchase and by the seller on every sale of the shares. The duty is charged at the current rate of 0.2% of the consideration or, if higher, the fair value of the shares being sold or transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of shares.

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

         As used in this summary, the term "U.S. Person" means (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of the source thereof, or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) that otherwise elected to be treated as a United States person under the Code.

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

Taxation of dividends

         Subject to the discussion below under "--Passive Foreign Investment Company", the gross amount of cash distributions with respect to the shares or ADSs will, upon receipt, be includible in the gross income of a holder as dividend income to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a "qualified foreign corporation" at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-United States corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock (or ADSs backed by such stock) which is readily tradable on an established securities market in the United States. There is currently no tax treaty in effect between the United States and Hong Kong. Because the ADSs are listed on the New York Stock Exchange (see ITEM 9) they are considered readily tradable on an established securities market in the United States. Distributions, if any, in excess of current and accumulated earnings and profits will constitute a return of capital and will be applied against and reduce the holder's tax basis in such ADSs or shares. To the extent that distributions are in excess of such basis, the distributions will constitute capital gain as discussed below. United States corporate holders will generally not be eligible for the dividends received deduction for distributions to domestic corporations in respect of distributions on our ADSs or shares.

         The United States dollar value of any distribution made by us in Hong Kong dollars will be determined by reference to the exchange rate in effect on the date the distribution is actually or constructively received by the depositary or the holder of such shares, respectively, regardless of whether the payment is in fact converted into United States dollars on that date. Any subsequent gain or loss in respect of such Hong Kong dollars arising from exchange rate fluctuations will be ordinary income or loss. This gain or loss will generally be treated as United States source gain or loss for United States foreign tax credit limitation purposes. If the depositary converts the Hong Kong dollars to United States dollars on the date it receives such Hong Kong dollars, holders should not recognize any such gain or loss.

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

Sale or other disposition of shares or ADSs

         Subject to the discussion below under "-- Passive Foreign Investment Company", a holder generally will recognize gain or loss for United States federal income tax purposes upon a sale or other disposition of our shares or ADSs in an amount equal to the difference between the amount realized from the sale or disposition and the holder's adjusted tax basis in the shares or ADSs. Such gain or loss generally will be long-term gain or loss if, on the date of sale or disposition, the shares or ADSs were held by the holder for more than one year and will generally be treated as United States source gain or loss for United States foreign tax credit limitation purposes. The deductibility of a capital loss may be subject to limitations.

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

         The following table sets forth for CNC Hong Kong as the issuer and each selling shareholder information regarding our ordinary shares registered and sold in our November 2004 global offering, including the exercise of the over-allotment option:

                                                                                  Aggregate Price of the
                                                                                     Amount Registered
                                                       Amount Registered             and Sold to Date
                                                          and Sold(1)                    (US$)(2)
                                                      --------------------        -----------------------
CNC Hong Kong..............................             1,093,529,000                 1,193,040,139
China Netcom Group.........................               102,768,985                   112,120,963
Chinese Academy of Sciences................                   818,266                       892,728
Information and Network Center of State
  Administration of Radio, Film and
  Television...............................                   818,266                       892,728
China Railways Telecommunications Center...                   818,266                       892,728
Shanghai Alliance Investment Limited.......                   818,266                       892,728
Shandong Provincial State-owned Assets
  Supervision and Administration Commission                 3,309,951                     3,611,157
Total......................................             1,202,881,000                 1,312,266,801

_________________
(1) The amount of shares registered includes any shares initially offered or sold outside the U.S. that were thereafter sold or resold in the U.S. Offers and sales of shares outside the U.S. were made pursuant to Regulation S under the Securities Act of 1933 and were not covered by the Registration Statement.
(2) The initial public offering price per ADS in the U.S. and international offerings was US$21.82. The initial public offering price per ordinary share in the Hong Kong public offering was HK$8.40, and when increased by a 1.0% brokerage fee, a 0.005% Hong Kong Securities and Futures Commission transaction levy, a 0.002% investor compensation levy and a 0.005% Hong Kong Stock Exchange trading fee payable by purchasers, was effectively equivalent to the initial public offering price per ADS in the U.S. and international offerings, based on an exchange rate of HK$7.8000 to US$1.00, the noon buying rate on June 30, 2004, and adjusted for the ratio of 20 ordinary shares per ADS.

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

         The aggregate net proceeds from the initial public of our shares, after deduction of fees and expenses, amounted to RMB 8,944 million and were held in either H.K. dollars or U.S. dollars. The cash proceeds from our initial public offering were used as follows: (i) the expansion and upgrading of our telecommunications network infrastructure; (ii) the repayment of a term loan facility; (iii) the development of new applications and services; and (iv) general corporate purposes.

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

         Our internal control and management systems were designed to meet the standards generally adopted by companies in China. These standards are different from the standards and best practices adopted by companies listed in the United States. See "Item 3. Key Information -- Risk Factors -- Our internal controls and management systems are not currently consistent with international practices in certain respects and we are in the process of improving these controls and systems to enable us to certify the effectiveness of our internal controls under the Sarbanes-Oxley Act of 2002. Our failure to timely and successfully upgrade these controls and systems could subject us to regulatory actions and harm the price of our stock."In 2005, we began a series of initiatives to enhance our (i) corporate governance structure, (ii) internal controls, (iii) information system and (iv) administrative policies and compliance.

         o Corporate governance structure. At the end of 2005, we retained a leading international consulting firm to assist us in launching a special corporate governance project under the direct leadership of our board's corporate governance committee. The project is designed to further define the rights and responsibilities of the board in relation to the management with a set of detailed policies and procedures. As of the date of this annual report, we have identified a number of areas which the project will focus on. We intend to implement the new policies and procedures produced under the project in the second half of 2006.

         o Internal controls. We made significant progress on our internal controls project, which we launched at the end of 2004 in an effort to meet the requirements of the Sarbanes-Oxley Act of 2002. We first designed a standard set of internal control policies and procedures, which is based on the COSO internal control framework, and takes into account the current needs of our company. We then conducted a pilot test of our standard policies and procedures at our branches. Based on the results of the pilot test, we made adjustments to our standard policies and procedures and began implementation throughout our company at the end of 2005. We expect to complete the implementation of our internal control policies and procedures in the second half of 2006.

         o Information system. In 2005, we began implementation of an Enterprise Resources Planning, or ERP, system. We also launched a program to integrate and streamline information systems, as well as to incorporate standardized internal control procedures into the system. The purpose is to ensure the efficiency of our internal controls and the accuracy and timeliness of our internal reporting system. As a result of these efforts, we expect to further strengthen security and monitoring of operations.

         o Administrative procedures and compliance. In conjunction with efforts to enhance our internal controls, we developed "Stipulations on Information Quality Guarantee and Accountability Management" and "CNC Discipline" and other management rules to ensure the accuracy, completeness and integrity of statistical data. These guidelines clarify requirements for statistical data as well as setting out severe penalties for non-compliance. We also developed "Methods for Handling of Complaints and Reports Concerning Accounting Information, Internal Controls and Auditing Methods of the Audit Committee", which prohibits any intentional reporting of false or erroneous information from all levels of our company.

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

ITEM 16C          PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for such of the two years ended December 31, 2005:


                         Audit Fees         Audit-Related Fees       Tax Fees          Other Fees
                         ----------         ------------------       --------          ----------
                                                        (in millions of RMB)
   2004..............     84.4(1)              0                       0.5               6.9(2)
   2005..............     33.8                 38.0                    4.9               0.8

   ________

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


ITEM 19. EXHIBITS

Exhibit
    No.                                              Description of Exhibit
---------  -----------------------------------------------------------------------------------------------------------
    1.1    Memorandum and Articles of Association of the Registrant(1)
    2.1    Form of share certificate(1)
    2.2    Form of deposit agreement, including form of American Depositary Receipt(2)
    3.1    Declaration of Trust, dated October 5, 2004, from CNC BVI to the Academy of Sciences(1)
    3.2    Declaration of Trust, dated October 5, 2004, from CNC BVI to INC-SARFT(1)
    3.3    Declaration of Trust, dated October 5, 2004, from CNC BVI to CRTC(1)
    3.4    Declaration of Trust, dated October 5, 2004, from CNC BVI to Shanghai Alliance(1)
    3.5    Declaration of Trust, dated October 5, 2004, from CNC BVI to Shandong SASAC(1)
    3.6    Trust Arrangement, dated October 5, 2004, entered into between CNC BVI, China Netcom Group and the Academy of Sciences (English Translation)(1)
    3.7    Trust Arrangement, dated October 5, 2004, entered into between CNC BVI, China Netcom Group and INC-SARFT
           (English Translation)(1)
    3.8    Trust Arrangement, dated October 5, 2004, entered into between CNC BVI, China Netcom Group and CRTC
           (English Translation)(1)
    3.9    Trust Arrangement, dated October 5, 2004, entered into between CNC BVI, China Netcom Group and Shanghai
           Alliance (English Translation)(1)
   3.10    Trust Arrangement, dated October 5, 2004, entered into between CNC BVI, China Netcom Group and Shandong
           SASAC (English Translation)(1)
    4.1    Asset Injection Agreement, dated June 29, 2004, among China Netcom Group, CNC BVI, CNC China and us
           (English Translation)(1)
    4.2    Letter of Undertakings by China Netcom Group (English Translation)(1)
    4.3    Trademark Licensing Agreement, dated October 8, 2004 among CNC China, China Netcom Group and us (English
           Translation)(1)
    4.4    Restructuring Agreement, dated September 6, 2004 among CNC China, China Netcom Group and us (English
           Translation)(1)
    4.5    Non-Competition Agreement, dated September 6, 2004 among CNC China, China Netcom Group and us (English
           Translation)(1)
    4.6    Assets and Liabilities Transfer Agreement, dated June 23, 2004 entered into between CNC China and China
           Netcom Group (English translation)(1)
    4.7    Interconnection Settlement Agreement, dated October 8, 2004 between CNC China and China Netcom Group
           (English Translation)(1)
    4.8    Property Leasing Agreement, dated October 8, 2004 between CNC China and China Netcom Group (English
           Translation)(1)
    4.9    Property Sub-leasing Agreement, dated October 8, 2004 between CNC China and China Netcom Group (English
           Translation)(1)
   4.10    Master Services Sharing Agreement, dated October 8, 2004 between CNC China and China Netcom Group (English
           Translation)(1)
   4.11    Engineering and Information Technology Services Agreement, dated October 8, 2004 between CNC China and
           China Netcom Group (English Translation)(1)
   4.12    Materials Procurement Agreement, dated October 8, 2004 between CNC China and China Netcom Group (English
           Translation)(1)
   4.13    Ancillary Telecommunications Services Agreement, dated October 8, 2004 between CNC China and China Netcom
           Group (English Translation)(1)
   4.14    Support Services Agreement, dated October 8, 2004 between CNC China and China Netcom Group (English
           Translation)(1)
   4.15    Telecommunication Facilities Leasing Agreement, dated October 8, 2004 between CNC China and China Netcom
           Group (English Translation)(1)
   4.16    Capacity Purchase Agreement, dated June 30, 2004 between Asia Netcom and East Asia Netcom Limited(1)
   4.17    Capacity Lease Agreement, dated June 30, 2004 between Asia Netcom and East Asia Netcom Limited and
           Amendment No. 1 dated October 6, 2004(1)
   4.18    Management Services Agreement, dated June 30, 2004 between Asia Netcom and East Asia Netcom Limited and
           Amendment No. 1 dated October 6, 2004(1)
   4.19    Share Option Plan (English Translation)(1)
   4.20    Share Purchase and Exchange Agreement, dated June 11, 2004 and amendment dated July 20, 2004 among China
           Netcom Holdings (BVI) Limited, CNC Fund L.P. and us(1)
   4.21    Form of Senior Management Employment Agreement (English Translation)(1)
   4.22    Form of Director's Employment Agreement (English Translation)(1)
   4.23    Share Purchase and Sale Agreement dated June 30, 2004 entered into between Asia Netcom and CNC Network
           Corporation Limited(1)
   4.24    Assignment and Novation Agreement dated June 30, 2004 entered into among Asia Netcom, CNC Network
           Corporation Limited and us(1)
   4.25    Share Purchase Agreement dated December 2, 2003 entered into among SBAIF Asia Netcom (Cayman) Holdings,
           China Netcom Corporation International Limited, Asia Netcom and us(1)
   4.26    Shareholders Agreement dated March 12, 2003 entered into among China Netcom Corporation International
           Limited, SB Asia Infrastructure Fund L.P., Newbridge Asia Netcom (Cayman) Holdings, Asia Netcom and us(1)
   4.27    Share and Asset Purchase Agreement dated November 17, 2002 entered into between Asia Netcom and AGC(1)
   4.28    Share Purchase Agreement, dated December 2, 2003 entered into among Newbridge Asia Netcom (Cayman)
           Holdings, China Netcom Corporation International Limited, Asia Netcom and us(1)
   4.29    Share Transfer Agreement, dated June 10, 2004, entered into between China Netcom Group and China Netcom
           Holdings (English Translation)(1)
   4.30    Share Transfer Agreement, dated April 20, 2004, entered into between China Netcom Group and the Academy of
           Sciences, INC-SARFT, CRTC and Shanghai Alliance (English Translation)(1)
   4.31    Asset Transfer Agreement, dated April 26, 2004, entered into between China Netcom Group and Shandong SASAC
           (English Translation)(1)
   4.32    Telecommunications Assets Transfer Agreement, dated June 10, 2004, entered into between China Netcom Group and Jitong Communications Company Limited (English Translation)(1)
   4.33    Telecommunications Assets Transfer Agreement, dated June 10, 2004, entered into between China Netcom Group and Guangdong Telecommunications Company Limited (English Translation)(1)
   4.34    Debenture, dated July 29, 2004 entered into among Asia Netcom Asia Pacific Limited, Asia Netcom Asia
           Pacific Commercial Limited, Asia Netcom Hong Kong Limited and Industrial and Commercial Bank of China
           (Asia) Limited(1)
   4.35    Deed of Mortgage of Shares, dated July 29, 2004 entered into between Asia Netcom and Industrial and
           Commercial Bank of China (Asia) Limited(1)
   4.36    Debenture, dated July 29, 2004 entered into among Asia Netcom Services (S) Pte. Ltd., Asia Netcom
           Corporation (Singapore) Pte. Limited, Asia Netcom Singapore Pte. Ltd., Southeast Asia Netcom (Singapore)
           Pte. Ltd. and Industrial and Commercial Bank of China (Asia) Limited(1)
   4.37    Group Share Mortgage, dated July 29, 2004 entered into among Asia Netcom Corporation (Singapore) Pte.
           Limited, Asia Netcom Services (S) Pte. Ltd., Southeast Asia Netcom (Singapore) Pte. Ltd., Asia Netcom
           Singapore Pte. Ltd. and Industrial and Commercial Bank of China (Asia) Limited(1)
   4.38    Assignment of Building Agreement, dated July 29, 2004 entered into between Asia Netcom Singapore Pte. Ltd.
           and Industrial and Commercial Bank of China (Asia) Limited(1)
   4.39    Share Pledge Agreement, dated July 28, 2004 entered into among Asia Netcom Corporation (Singapore) Pte.
           Ltd., the seven financial institutions listed in the Share Pledge Agreement and Industrial and Commercial
           Bank of China (Asia) Limited(1)
   4.40    Amended and Restated Facility Agreement, dated July 27, 2004 entered into among Asia Netcom, the seven banks named in the Amended and Restated Facility Agreement, Industrial and Commercial Bank of China (Asia)
           Limited(1)
   4.41    Group Subordination Deed, dated July 27, 2004 entered into between Asia Netcom and Industrial and
           Commercial Bank of China (Asia) Limited(1)
   4.42    Group Subordination Deed, dated July 27, 2004 entered into among our Company and China Netcom Corporation
           International Limited, Asia Netcom and Industrial and Commercial Bank of China (Asia) Limited(1)
   4.43    Debenture, dated July 27, 2004 entered into between Asia Netcom and Industrial and Commercial Bank of
           China (Asia) Limited(1)
   4.44    Group Assignment of Insurances, dated July 27, 2004 entered into among Asia Netcom, EANL and Industrial and Commercial Bank of China (Asia) Limited(1)
   4.45    Security Assignment, dated July 27, 2004 entered into between Asia Netcom and Industrial and Commercial
           Bank of China (Asia) Limited(1)
   4.46    Charge Over Deposit Account, dated July 27, 2004 entered into between Asia Netcom and Industrial and
           Commercial Bank of China (Asia) Limited(1)
   4.47    Charge Over Accounts, dated July 27, 2004 entered into between Asia Netcom and Industrial and Commercial
           Bank of China (Asia) Limited(1)
   4.48    Deed of Mortgage of Shares in Asia Netcom, dated July 27, 2004 entered into between China Netcom
           Corporation International Limited and Industrial and Commercial Bank of China (Asia) Limited(1)
   4.49    Guarantee and Indemnity, dated July 27, 2004 entered into between our Company and Industrial and
           Commercial Bank of China (Asia) Limited
    8.1    List of subsidiaries of the Registrant
   11.1    Code of Ethics (3)
   12.1    Chairman Certification
   12.2    CEO Certification
   12.5    CFO Certification
   13.1    Certification by Chairman and CFO

_____________________
(1) Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-119786) filed with the SEC in connection with our global offering in November 2004.

(2) Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-119970) filed with the SEC with respect to American Depositary Shares representing our ordinary shares.

(3) Incorporated by reference to our Form 20-F filed with the SEC on June 23, 2005.

                                    SIGNATURE


         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                     China Netcom Group Corporation
                                     (Hong Kong) Limited


                                     /s/ Zhang Chunjiang
                                     -----------------------
                                     Name:  Zhang Chunjiang
                                     Title: Chairman of the Board of Directors



Date:  June 9, 2006

                                                                      Appendix A


                                                                        Page No.
                                                                        --------
Report of Independent Registered Public Accounting Firm                      F-1
Consolidated income statement for each of the three years ended
  December 31, 2003, 2004 and 2005                                           F-2
Consolidated balance sheets as of December 31, 2004 and 2005           F-3 - F-4
Consolidated statements of changes in equity for each of the
  three years ended December 31, 2003, 2004 and 2005                   F-5 - F-7
Consolidated statements of cash flows for each of the three
  years ended December 31, 2003, 2004 and 2005                               F-8
Notes to consolidated financial statements                            F-9 - F-99

               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of China Netcom Group Corporation (Hong Kong) Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of China Netcom Group Corporation (Hong Kong) Limited and its subsidiary companies (collectively referred to as the "Group") at 31 December 2004 and 2005, and the results of their operations and their cash flows for the three years ended 31 December 2005, in conformity with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Group's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the Group adopted certain new or revised Hong Kong Financial Reporting Standards ("HKFRS") in 2005 which resulted in changes in the accounting for share-based payments, goodwill and negative goodwill, lease prepayments and financial instruments.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Information relating to the nature and effect of such differences is presented in Note 41 relating to the US GAAP reconciliation to the consolidated financial statements.



PricewaterhouseCoopers

Certified Public Accoutants

Hong Kong, 9 June 2006


CHINA NETCOM GROUP CORPORATION (HONGKONG) LIMITED
CONSOLIDATED INCOME STATEMENT

                                                                                Year ended December 31,
                                                             ---------------------------------------------------------------
                                                  Note                2003            2004             2005            2005
                                                -------      --------------   -------------    -------------     -----------
                                                                       RMB             RMB              RMB             USD
                                                                   million         million          million         million
                                                                  Restated        Restated
                                                                 Notes 2&3       Notes 2&3

Revenues                                          7                 77,598         83,494           87,232          10,809
                                                             --------------   -------------    -------------     -----------

Operating expenses
    Depreciation and amortization                                 (26,800)        (25,180)         (25,049)         (3,104)
    Networks, operations and support                              (15,108)        (13,973)         (14,417)         (1,786)
    Staff costs                                   14              (10,945)        (11,950)         (12,333)         (1,528)
    Selling, general and administrative                           (10,322)        (12,877)         (13,438)         (1,665)
    Other operating expenses                                       (2,197)         (1,993)          (1,490)           (185)
                                                             --------------   -------------    -------------     -----------

Total of operating expenses                       8               (65,372)        (65,973)         (66,727)         (8,268)
                                                             --------------   -------------    -------------     -----------

Operating profit before interest income,
   dividend income and deficit on revaluation
   of fixed assets                                                  12,226         17,521           20,505           2,541

Interest income                                                         95             87              157              19
Dividend income                                                         45             17               29               4
Deficit on revaluation of fixed assets          20(c)              (25,778)       (11,318)               -               -
                                                             --------------   -------------    -------------     -----------

Profit from operations                                             (13,412)         6,307           20,691           2,564
Finance costs                                     9                 (4,296)        (3,930)          (3,374)           (418)

Share of loss of
-Associate companies                                                    (1)            (1)               -               -
-Jointly controlled entity                                            (415)             -                -               -
                                                             --------------   -------------    -------------     -----------

(Loss)/profit before taxation                                     (18,124)          2,376           17,317           2,146

Taxation (charge)/credit                          10                 7,217            323           (3,429)           (425)
                                                             --------------   -------------    -------------     -----------

(Loss)/profit for the year                                        (10,907)          2,699           13,888           1,721
                                                             ==============   =============    =============     ===========

Attributable to :
Equity holder of the Company                                      (10,906)          2,699           13,888           1,721
Minority interests                                                     (1)              -                -               -
                                                             --------------   -------------    -------------     -----------

(Loss)/profit for the year                                        (10,907)          2,699           13,888           1,721
                                                             ==============   =============    =============     ===========

Dividends proposed after the balance sheet
   date                                           12                     -            259            3,196              396
                                                             ==============   =============    =============     ===========

Basic (loss)/earnings per share                   13              RMB(1.99)       RMB0.48          RMB2.11         USD0.26
                                                             ==============   =============    =============     ===========

Diluted (loss)/earnings per share                 13              RMB(1.99)       RMB0.48          RMB2.10         USD0.26
                                                             ==============   =============    =============     ===========

The notes on pages F-9 to F-99 are an integral part of these consolidated financial statements

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

CONSOLIDATED BALANCE SHEET

                                                                                             As at December 31,
                                                                              -------------------------------------------------
                                                                  Note                  2004               2005           2005
                                                                 --------     ---------------     --------------     ----------
                                                                                        RMB                 RMB            USD
                                                                                    million             million        million
                                                                                   Restated
                                                                                  Notes 2&3

Assets

Current assets
Cash and bank deposits                                             15                10,633               4,895            607
Short-term investments                                             16                 2,876                   2              -
Accounts receivable                                                17                 7,174               7,401            917
Inventories and consumables                                        18                 1,243                 472             58
Prepayments, other receivables and other current assets            19                 1,442               1,482            184
Due from ultimate holding company and fellow subsidiaries          28                 1,087                 247             31
                                                                              ---------------     --------------     ----------

Total current assets                                                                 24,455              14,499          1,797
                                                                              ---------------     --------------     ----------

Non-current assets
Fixed assets                                                       20               166,897             168,663         20,899
Construction in progress                                           21                10,597               6,822            845
Lease prepayments for land                                         22                 1,746               1,949            242
Intangible assets                                                  23                   382               1,393            173
Deferred tax assets                                                31                 3,804               3,480            431
Other non-current assets                                           24                 8,536               6,034            747
                                                                              ---------------     --------------     ----------

Total non-current assets                                                            191,962             188,341         23,337
                                                                              ---------------     --------------     ----------

Total assets                                                                        216,417             202,840         25,134
                                                                              ===============     ==============     ==========
The notes on pages F-9 to F-99 are an integral part of these consolidated financial statements

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

CONSOLIDATED BALANCE SHEET (CONTINUED)

                                                                                             As at December 31,
                                                                              --------------------------------------------------
                                                                  Note                   2004                2005          2005
                                                                ----------    ----------------     ---------------    ----------
                                                                                          RMB                 RMB           USD
                                                                                      million             million       million
                                                                                     Restated
                                                                                    Notes 2&3

Liabilities and equity

Current liabilities
Accounts payable                                                   25                21,125               16,719          2,072
Accruals and other payables                                        26                 4,866                3,905            485
Short term bank loans                                             27(a)              44,882               47,341          5,866
Current portion of long term bank and other loans                 27(b)              11,727                6,846            848
Due to ultimate holding company and fellow subsidiaries            28                10,080                8,990          1,114
Current portion of deferred revenues                               29                 8,876                7,975            988
Current portion of provisions                                      30                 4,127                4,029            499
Taxation payable                                                                        361                2,594            321
                                                                              ----------------     ---------------    ----------

Total current liabilities                                                           106,044               98,399         12,193
                                                                              ----------------     ---------------    ----------

Net current liabilities                                                             (81,589)             (83,900)      (10,396)
                                                                              ----------------     ---------------    ----------

Total assets less current liabilities                                               110,373              104,441         12,942
                                                                              ----------------     ---------------    ----------

Non-current liabilities
Long term bank and other loans                                    27(b)              26,052               18,143          2,248
Due to ultimate holding company and fellow subsidiaries            28                     -                7,840            971
Deferred revenues                                                  29                13,988               10,925          1,354
Provisions                                                         30                 3,574                3,174            393
Deferred tax liabilities                                           31                 1,576                1,324            164
Other non-current liabilities                                                           588                   25              4
                                                                              ----------------     ---------------    ----------

Total non-current liabilities                                                        45,778               41,431          5,134
                                                                              ----------------     ---------------    ----------

Total liabilities                                                                   151,822              139,830         17,327
                                                                              ----------------     ---------------    ----------


Financed by:
Share capital                                                      32                 2,181                2,181            270
Reserves                                                                             62,414               60,829          7,537
                                                                              ----------------     ---------------    ----------

Shareholders' equity                                                                 64,595               63,010          7,807
                                                                              ----------------     ---------------    ----------

Total liabilities & equity                                                          216,417              202,840         25,134
                                                                              ================     ===============    ==========
The notes on pages F-9 to F-99 are an integral part of these consolidated financial statements

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

                                                                 Attributable to equity holders of the company
                                                    -----------------------------------------------------------------------------
                                                       Share       Share  Revaluation       Other   Retained   Minority    Total
                                                     capital     Premium      reserve     reserve   earnings   interest   equity
                                                         RMB         RMB          RMB         RMB        RMB        RMB      RMB
                                                     million     million      million     million    million    million  million
                                                   (Note 32)
Balance as at January 1, 2003,
    as previously reported                             1,819      34,168            -           -    26,226          4    62,217
Adjusted for the Acquisition (Note 2)                      -           -            -       7,554         -          -     7,554
                                                    -----------------------------------------------------------------------------

Balance as at January 1, 2003, as restated             1,819      34,618                    7,554    26,226          4    69,771
Revaluation surplus                                        -           -        2,982           -         -          -     2,982
Transfer from retained earnings to
   other reserve due to the Acquisition                                                     2,729    (2,729)         -
Revaluation tax credit                                     -           -         (984)          -         -          -      (984)
Movement of deferred tax recognized in equity              -           -            -           -      (253)         -      (253)
                                                    -----------------------------------------------------------------------------
Net income/(expense) recognized directly in equity         -           -        1,998       2,729    (2,982)         -     1,745
Loss for the year                                          -           -            -           -   (10,906)        (1)  (10,907)
                                                    -----------------------------------------------------------------------------
Total expense recognised in 2003                           -           -        1,998       2,279   (13,888)        (1)   (9,162)
Net contribution from owners                               -           -            -           -     2,777          -     2,777
Distributions to owners                                    -           -            -           -    (9,724)         -    (9,724)

Balance at December 31, 2003                           1,819      34,168        1,998      10,283     5,391          3    53,662
                                                    =============================================================================

The notes on pages F-9 to F-99 are an integral part of these consolidated financial statements

                                                     Attributable to equity holders of the company
                          ----------------------------------------------------------------------------------
                              Share        Share    Capital  Statutory   Revaluation       Other    Retained   Minority    Total
                           capital      premium    reserve    reserve       reserve     reserve    earnings    interest   equity
                               RMB          RMB        RMB        RMB           RMB         RMB         RMB         RMB      RMB
                           million      million    million    million       million     million     million     million   million
                          (Note 32)
Balance as at
January 1, 2004              1,819       34,168          -          -         1,998      10,283       5,391         3     53,662

Appropriation to
  statutory
  reserve (Note 11)              -            -          -        723             -           -        (723)        -          -
Revaluation surplus
  (Note 20(c))                   -            -          -          -         3,863           -           -         -      3,863
Movement of deferred tax
  recognized in equity
  (Note 31)                      -            -          -          -           846       2,355        (137)        -      3,064
Transfer to
retained earnings                -            -          -          -          (697)       (241)        938         -          -
Transfer to capital
   reserve
   upon Listing
   Reorganization                -            -        265          -             -           -        (265)        -          -
Transfer  from retained
  earnings to
  other reserve due
  to the Acquisition             -            -          -          -             -      (6,531)      6,531         -          -
Revaluation tax credit
  (Note31)                       -            -          -          -        (1,275)          -           -         -     (1,275)
                          --------------------------------------------------------------------------------------------------------
Net income/(expense)
  recognized
  directly in equity             -            -        265        723         2,737      (4,417)      6,344         -      5,652
Profit for the year              -            -          -          -             -           -       2,699         -      2,699
                          --------------------------------------------------------------------------------------------------------
Total income recognized
  for 2004                       -            -        265        723         2,737      (4,417)      9,043         -      8,351
Issue of shares through
  global offering
 ("Global Offering")
  net of issue expense         362        8,582          -          -             -           -           -         -      8,944
Contributions from owner         -            -          -          -             -           -       3,995         -      3,995
Distributions to owner           -            -          -          -             -           -      (2,600)        -     (2,600)
Tax loss as utilized by
  owner (Note 31)                -            -          -          -             -           -        (704)        -       (704)
Net assets distributed
  to owner in
  accordance with
  Listing Reorganization         -            -          -          -             -           -      (6,047)       (3)    (6,050)
Distribution to an
   owner upon
   assignment of loan            -            -          -          -             -           -      (1,021)        -     (1,021)
Share-based payments
   (Note 3(a))                   -            -         18          -             -           -           -         -         18
                          --------------------------------------------------------------------------------------------------------

Balance at
December 31, 2004             2,181       42,750        283        723         4,735       5,866       8,057         -     64,595
                          ========================================================================================================


The notes on pages F-9 to F-99 are an integral part of these consolidated financial statements

                                                   Attributable to equity holders of the company
                           ---------------------------------------------------------------------------------
                               Share       Share    Capital  Statutory   Revaluation       Other    Retained   Minority    Total
                            capital     premium    reserve    reserve       reserve     reserve    earnings    interest   equity
                                RMB         RMB        RMB        RMB           RMB         RMB         RMB         RMB      RMB
                            million     million    million    million       million     million     million     million   million
                           (Note 32)
Balance as at
  December  31, 2004          2,181       42,750       283        723         4,735       5,866       8,057        -     64,595
Effect of adoption
of HKFRSs:
Derecognition of
  negative goodwill
  (Note 3(b))                     -            -         -          -             -           -         166        -        166
Financial Instruments
  (Note 3(d))                     -            -         -          -             -           -           1        -          1
                           ------------------------------------------------------------------------------------------------------

Balance as at
  January 1, 2005,
  as restated                 2,181       42,750       283        723         4,735       5,866       8,224        -     64,762
Transfer to statutory
  reserve (Note 11)               -            -         -      6,783             -           -      (6,783)       -          -
Appropriation to
  statutory reserve
  (Note 11)                       -            -         -      1,044             -           -      (1,044)       -          -
Transfer to
  retained earnings               -            -         -          -        (1,731)        (96)      1,827        -          -
Currency translation
  differences                     -            -         -          -             -         (56)          -        -        (56)
Movement of deferred
  tax recognized
  in equity (Note 31)             -            -         -          -         1,097         843      (2,174)       -       (234)
Transfer from retained
  earnings to other reserve
  due to the Acquisition          -            -         -          -             -       1,040      (1,040)       -          -
                           ------------------------------------------------------------------------------------------------------
Net income/(expense)
  recognized directly
  in equity                       -            -         -      7,827          (634)      1,731      (9,214)       -       (290)
Profit for the year               -            -         -          -             -           -      13,888        -     13,888
                           ------------------------------------------------------------------------------------------------------
Total income
  recognized for 2005             -            -         -      7,827          (634)      1,731       4,674        -     13,598
Contributions from owner          -            -         -          -             -           -          68        -         68
Distributions  to owner           -            -         -          -             -           -        (930)       -       (930)
Dividend distributed
  during the year
  (Note 12)                       -            -         -          -             -           -        (259)       -       (259)
Net assets distributed
  to owner in accordance
  with reorganization
  for the Acquisition             -            -         -          -             -           -      (1,533)       -     (1,533)
Consideration for the
  Acquisition (Note 1)            -            -         -          -             -     (12,800)          -        -    (12,800)
Share-based payments
  (Note 3(a))                     -            -       104          -             -           -           -        -        104
                           ------------------------------------------------------------------------------------------------------

Balance as at
  December 31, 2005           2,181       42,750       387      8,550         4,101      (5,203)     10,244        -     63,010
                           ======================================================================================================

The notes on pages F-9 to F-99 are an integral part of these consolidated financial statements


                                                                                   Year ended December 31,
                                                                   ------------------------------------------------------------
                                                        Note              2003             2004           2005            2005
                                                       --------    ------------    -------------    -----------     -----------
                                                                           RMB              RMB            RMB             USD
                                                                       million          million        million         million
                                                                      Restated         Restated
                                                                       Notes 2        Notes 2&3

Cash flows from operating activities
    Net cash inflows generated from operations          34(a)           35,527           37,434         40,732           5,047
    Interest received                                                       95               86            157              19
    Dividends received                                                      45               17             29               4
    Interest paid                                                      (3,819)           (3,877)        (3,296)          (408)
    Profits tax paid                                                     (931)               (7)        (4,065)          (504)
                                                                   ------------    -------------    -----------     -----------

    Net cash inflow from operating activities                           30,917           33,653         33,557           4,158
                                                                   ------------    -------------    -----------     -----------

Cash flows from investing activities
    Purchase of fixed assets and construction in
      progress                                                        (36,416)          (28,054)       (27,282)        (3,381)
    Prepayments for leased land                                           (34)             (202)          (280)           (35)
    Sales of fixed assets                                                  756              923             49               6
    Sales of other investments                                           1,195            1,528          2,874             357
    Net decrease in time deposits with maturity over
      three months                                                         105                5             31               4
    Investment in Asia Netcom                           34(c)            (507)                -              -               -
    Purchase of additional interest in Asia Netcom      34(c)               55                -              -               -
    Purchase of other investments                                         (29)           (2,902)             -               -
                                                                   ------------    -------------    -----------     -----------

    Net cash outflow from investing activities                        (34,875)          (28,702)       (24,608)         (3,049)
                                                                   ------------    -------------    -----------     -----------

Cash flows from financing activities
    New bank loans and other loans                                      80,006           64,664         77,578           9,613
    Repayment of bank loans                                           (81,992)          (70,051)       (86,500)       (10,718)
     Capital element of finance lease payments                           (140)             (964)          (909)          (113)
    Payment of distribution to owner                                   (1,806)           (7,310)        (1,566)          (194)
    Advance from owners                                                 4,750                -              -               -
      Payment to owner for the Acquisition (Note 1)                         -                -         (3,000)           (372)
    Dividends payment                                                       -                -           (259)            (32)
    Loans to fellow subsidiaries and related
      parties                                           38(e(i))            -           (1,021)             -               -
    Global Offering net of issue expense                32(d)               -            8,944              -               -
    Net loan from owner                                                  2,777           3,995              -               -
                                                                   ------------    -------------    -----------     -----------

    Net cash inflow / (outflow) from financing
      activities                                                         3,595           (1,743)       (14,656)        (1,816)
                                                                   ------------    -------------    -----------     -----------

(Decrease)/increase in cash and cash equivalents                         (363)            3,208         (5,707)          (707)
                                                                   ------------    -------------    -----------     -----------

Cash and cash equivalents at beginning of year                           7,736            7,373         10,581           1,311
                                                                   ------------    -------------    -----------     -----------

Cash and cash equivalents at end of year                 16              7,373           10,581          4,874             604
                                                                   ============    =============    ===========     ===========

The notes on pages F-9 to F-99 are an integral part of these consolidated financial statements

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS

1        The group and its principal activities

         Background of the group

         China Netcom Group Corporation (Hong Kong) Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("PRC") on October 22, 1999 as a limited liability company under the Hong Kong Companies Ordinance. The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on November 17, 2004 and the ADSs of the Company were listed on The New York Stock Exchange Inc. on November 16, 2004. Prior to a reorganization conducted for the listing of the shares of the Company (the "Listing Reorganization"), the Company's ultimate holding company was China Netcom Holdings Company Limited ("China Netcom Holdings").

         The Company, China Netcom Holdings and China Network Communications Group Corporation (the "China Netcom Group") underwent the Listing Reorganization on June 30, 2004. China Netcom Group, established by the State Council of the PRC ("State Council") in May 2002, was formed under a restructuring plan approved by the State Council relating to the fixed line telecommunication section. Its fixed line telecommunications businesses were split from the Northern operations originally operated by China Telecommunication Corporation. Immediately after the Listing Reorganization, China Netcom Group became the ultimate holding company of the Group and the Company and its subsidiaries (the "Group") owned the assets and liabilities of fixed line telecommunications businesses originally owned by China Netcom Group in the six northern provinces and municipalities (namely Beijing Municipality, Tianjin Municipality, Hebei Province, Liaoning Province, Shandong Province and Henan Province) and two southern province and municipality (namely Shanghai Municipality and Guangdong Province) in the PRC and the assets and liabilities of fixed line telecommunications business in Asia Pacific Region originally owned by the Group. Also, the Group leased from China Netcom Group, the inter-provincial optic fibre of the twelve service regions in the PRC and the submarine cable assets in the Asia Pacific Region which had been retained by China Netcom Group.

         Pursuant to a resolution passed in the extraordinary general meeting of the shareholders on October 25, 2005, the Company acquired the principal telecommunications operations and assets in the four northern provinces/autonomous region, namely Shanxi Province, Neimenggu Autonomous Region, Jilin Province and Heilongjiang Province from China Netcom Group (the "Acquisition"). In anticipation for the Acquisition, China Netcom Group established China Netcom Group New Horizon Communications Corporation (BVI) Limited ("New Horizon (BVI)") and China Netcom Group New Horizon Communications Corporation Limited ("New Horizon"). China Netcom Group's fixed line telecommunications businesses in the four northern provinces/autonomous region were transferred to New Horizon (BVI) through a group restructuring. Upon the completion of the acquisition of the entire interest of New Horizon
         (BVI) and New Horizon from China Netcom Group, the Company controlled the fixed line telecommunications businesses in the four northern provinces/autonomous region.

         After taking into consideration the financial position and prospects of the acquired businesses and the conditions of the capital market, the consideration for Acquisition was determined at RMB12,800 million. The consideration consists of an initial cash payment of RMB3,000 million and deferred payments of RMB9,800 million. The deferred payments will be settled in half-yearly instalments over five years. The interest charged on the deferred payments is to be calculated at 5.265% per annum.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


1        The group and its principal activities (continued)

         Background of the group (continued)

         The Group's PRC operations are subject to the supervision of and regulation by the PRC Government. The Ministry of Information Industry ("MII"), pursuant to the authority delegated by the State Council, is responsible for formulating the telecommunications industry policies and regulations (the "Telecommunications Regulations").

         Under the Telecommunications Regulations, all telecommunications operators in the PRC must obtain a telecommunications service operating license from the MII or from the provincial telecommunications administrations. Providers of value-added services within a single province are required to obtain licenses from provincial telecommunications administrations. Providers of basic telecommunications services and providers of value-added services in two or more provinces, autonomous regions and municipalities are required to obtain licenses from the MII. China Netcom (Group) Company Limited ("CNC China") and New Horizon, the Group's principal operating subsidiaries in China, as indirect subsidiaries of China Netcom Group, have the right to operate the Group's telecommunications business in twelve service regions under the authorization of China Netcom Group, which holds the license required for operating the Group's telecommunications businesses in the PRC.

         Following the Listing Reorganization and the Acquisition, China Netcom Group continues to be the holder of the licenses for operating a telecommunications network in China, but has, with the consent of the MII, granted the Group the right to operate under its licenses, the assets described above and the related business. The Company is the holder of licenses that are necessary to own and operate the assets that are outside the PRC described above in such key countries and regions such as Hong Kong, Japan, Singapore and Korea.

         Following the Acquisition, the Group is the dominant provider of fixed line telephone services, broadband, other internet-related services, and business and data communications services in ten northern provinces, municipalities and autonomous region, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Liaoning Province, Shandong Province, Henan Province, Shanxi Province, Neimenggu Autonomous Region, Jilin Province, and Heilongjiang Province. The Group also provides telecommunications services to selected business and residential customers in two southern municipality and province, namely Shanghai Municipality and Guangdong Province in the PRC. In addition, the Group operates a network and offers international data services throughout the Asia Pacific countries and regions.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


1        The group and its principal activities (continued)

         Background of the group (continued)

         Following the Listing Reorganization and the Acquisition, the Group's principal services consist of:

         o Fixed line telephone services (including the personal handy phone system (PHS) services), comprising:

              (a) Local, domestic long distance and international long
                  distance services;

              (b) Value-added services, including caller identity, telephone information services; and

              (c) Interconnection services provided to other domestic
                  telecommunications service providers including the fellow subsidiary owned by China Netcom Group operating outside the twelve service regions;

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

2        Basis of presentation

         The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"), Hong Kong Accounting Standards ("HKAS") and interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have also been prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance and Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention modified by the revaluation of certain fixed assets and the marking to fair values of certain investments as explained in the accounting policies in Note 4 below, and on a going concern basis.

         Prior to the Acquisition, China Netcom Group held the entire telecommunications operations and assets of four northern provinces/autonomous region. Since China Netcom Group is the Group's ultimate holding company, the Acquisition constitutes a business combination under common control. Accordingly, the Company has used merger accounting to record the Acquisition in accordance with the Accounting Guideline 5 "Merger Accounting For Common Control Acquisition" ("AG5") issued by HKICPA, and the acquired assets are stated at carrying amounts as if the fixed line telecommunications operations and assets of the four provinces/autonomous region have been held by the Company from the beginning of the earliest period presented. The 2003 and 2004 comparatives of the financial statements have been restated accordingly.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


2        Basis of presentation (continued)

         The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 5.

         The financial statements include the financial information of the Company and its subsidiaries (collectively referred to as the "Group").

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


3        Changes in accounting policies

         In 2005, the Group adopted certain new or revised HKFRSs which are relevant to its operations as listed below. The comparative figures in respect of the year ended December 31, 2003 and 2004 have been restated where necessary, in accordance with the relevant requirements.

         o HKAS 1       Presentation of Financial Statements
         o HKAS 2       Inventories
         o HKAS 7       Cash Flow Statements
         o HKAS 8       Accounting Policies, Changes in Accounting
                        Estimates and Errors
         o HKAS 10      Events after the Balance Sheet Date
         o HKAS 12      Income Taxes
         o HKAS 14      Segment Reporting
         o HKAS 16      Property, Plant and Equipment
         o HKAS 17      Leases
         o HKAS 18      Revenue
         o HKAS 19      Employee Benefits
         o HKAS 21      The Effects of Changes in Foreign Exchange Rates
         o HKAS 23      Borrowing Costs
         o HKAS 24      Related Party Disclosures
         o HKAS 27      Consolidated and Separate Financial Statements
         o HKAS 28      Investments in Associates
         o HKAS 32      Financial Instruments: Disclosure and Presentation
         o HKAS 33      Earnings per Share
         o HKAS 36      Impairment of Assets
         o HKAS 37      Provisions, Contingent Liabilities and Contingent Assets
         o HKAS 38      Intangible Assets
         o HKAS 39      Financial Instruments: Recognition and Measurement
         o HKFRS 2      Share-based Payment
         o HKFRS 3      Business Combinations

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS



3        Changes in accounting policies (continued)

         The adoption of these new or revised HKFRSs did not have any significant impact on the results of operations and financial position of the Group, except for the adoption of HKFRS 2, HKFRS 3, HKAS 36, HKAS 17, HKAS 32 and HKAS 39 as detailed below.

         The impact of the adoption of HKFRS 2, HKFRS 3, HKAS 36, HKAS 17, HKAS 32 and HKAS 39 to the financial position and results of the Group was as follows:

(a)      HKFRS 2

         In prior years, no employee benefits cost or obligation was recognized when employees (including directors) were granted share options by the Group over shares in the Company. When the share options were exercised, equity was increased by the amount of the proceeds received.

         With effect from January 1, 2005, in order to comply with HKFRS 2, the Group recognized the fair value of such share options as an expense in the consolidated income statement, or as an asset if the cost qualifies for recognition as an asset under the group's accounting policies. A corresponding increase is recognized in a capital reserve within equity.

         This change in accounting policy has been accounted for retrospectively as follows:

                                                                  After             Effect of
                                                         adjustment for           adoption of
                                                        the Acquisition             new HKFRS           As restated
                                                       -------------------    ------------------    ------------------
                                                                    RMB                   RMB                   RMB
                                                                million               million               million
           As at December 31, 2004
           Reserves:
             Retained earnings                                    8,075                   (18)                8,057
             Capital reserve                                        265                    18                   283
                                                       -------------------    ------------------    ------------------

         The adoption of HKFRS 2 resulted in:

                                                                                    Year ended December 31,
                                                                           -------------------------------------------
                                                                                      2004                     2005
                                                                           -------------------     -------------------
                                                                               RMB million              RMB million
                                                                                  Restated

           Increase in staff costs                                                      18                      104
                                                                           -------------------     -------------------

         Details of the share option scheme are presented in Note 33 of the financial statements.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS



3        Changes in accounting policies (continued)

(b)      HKFRS 3 and HKAS 36

         In prior years:

         - Positive goodwill arising from acquisition on or after January 1, 2001 was amortized to the consolidated income statement on a straight-line basis over 20 years. Positive goodwill was stated in the consolidated balance sheet at cost less accumulated amortization and any impairment losses; and

         - Negative goodwill which arose from acquisition on or after January 1, 2001 was amortized over the weighted average useful life of the depreciable/amortizable non-monetary assets acquired, except to the extent in relation to identified expected future losses as at the date of acquisition. In such cases it was recognized in the consolidated income statement as those expected losses were incurred.

         With effect from January 1, 2005, the Group adopted a new accounting policy in order to comply with HKFRS 3 and HKAS 36. The Group no longer amortized positive goodwill. Such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognized when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

         With effect from January 1, 2005 and in accordance with HKFRS 3, if the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognized immediately in the consolidated income statement as it arises.

         The change in the net book value of negative goodwill, as disclosed in
         Note 23, arising from the above change in accounting policy has been prospectively accounted for from January 1, 2005 as follows:

                                                                                    Effect of
                                                         Before adoption          adoption of
                                                            of new HKFRS            new HKFRS           As restated
                                                       -------------------    ------------------    ------------------
                                                                    RMB                    RMB                  RMB
                                                                million                million              million
          As at January 1, 2005
           Negative goodwill (included in intangible
              assets)                                              (166)                   166                    -
           Retained earnings                                      8,057                    166                8,223
                                                       -------------------    ------------------    ------------------

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


3        Changes in accounting policies (continued)

(b)      HKFRS 3 and HKAS 36 (continued)

         The adoption of HKFRS 3 and HKAS 36 resulted in:

                                                                     Year ended
                                                                   December 31,
                                                                           2005
                                                               -----------------
                                                                           RMB
                                                                       million

         Increase in amortization expense                                 15
                                                               -----------------

(c)      HKAS 17

         In prior years, land use rights and buildings held for own use were stated at cost less accumulated depreciation and impairment losses. Depreciation was calculated to write-off the cost of such assets on a straight-line basis over their estimated useful lives, to residual value.

         With effect from January 1, 2005, in order to comply with HKAS 17, land use rights held for own use are accounted for as operating leases where the fair value of the interest in any buildings situated on the leasehold land can be separately identified from the fair value of the land use rights at either the time the lease was first entered into by the Group or taken over from the previous lessee, or at the date of construction of those buildings, if later.

         Any pre-paid land premiums for acquiring the land use rights, or other lease payments, are stated at cost and are written off on a straight-line basis over the respective periods of the rights.

         Any buildings held for own use which are situated on such land leases continue to be presented as part of property, plant and equipment.

         The new accounting policy has been adopted retrospectively and land use rights have been reclassified from "Property, plant and equipment" or "Construction in progress" to "Lease prepayments for land" on the face of the consolidated balance sheet. The reclassification has no impact on the Group's net assets as at year end nor on the Group's profit attributable to equity shareholders for the years presented.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


3        Changes in accounting policies (continued)

(c)      HKAS 17 (continued)

                                                             After
                                                        adjustment             Effect of
                                                           for the           adoption of
                                                       Acquisition                 HKFRS           As restated
                                                    -----------------    ------------------    ----------------
                                                                 RMB                  RMB                  RMB
                                                             million              million              million

            As at December 31, 2004
            Land and buildings                                21,860               (1,275)              20,585
            Construction in progress                          11,068                 (471)              10,597
            Lease prepayments for land (Note 22)                   -                1,746                1,746
                                                    -----------------    ------------------    ----------------

(d)      HKAS 32 and HKAS 39

         HKAS 32 and HKAS 39 establish principles for disclosure, presentation, recognition and measurement of financial instruments, including non-derivative financial assets, non-derivative financial liabilities and derivative instruments for hedging activities.

         Under HKAS 39, financial instruments will be carried at either amortized cost or fair value, depending on their classification. Movements in fair value will be either charged to income statement or taken to equity in accordance with the standards. In addition, all derivatives, including those embedded in non-derivative host contracts are recognized in the balance sheet at fair value.

         This change in accounting policy has been prospectively accounted for from January 1, 2005 as follows:

                                                                                    Effect of
                                                         Before adoption          adoption of
                                                            of new HKFRS            new HKFRS           As restated
                                                       -------------------    ------------------    ------------------
                                                                    RMB                    RMB                  RMB
                                                                million                million              million
         As at January 1, 2005
         Contracts receivable (Included in other
            non-current assets)                                   408                   (408)                   -
         Contracts payable (Included in other
            non-current liabilities)                             (533)                   533                    -
         Discount on foreign currency exchange
            forward contracts (Included in other
            non-current assets)                                    59                    (59)                   -
         Derivative assets (Included in other
            non-current assets)                                     -                      9                    9
         Derivative liabilities (Included in other
            non-current liabilities)                                -                    (74)                 (74)
         Retained earnings                                      8,057                      1                8,058
                                                     -------------------    ------------------    ------------------

There is no significant impact on the basic and diluted (losses)/earnings per share upon the adoption of new accounting policies.

3        Changes in accounting policies
         (continued)

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


(d)      HKAS 32 and HKAS 39 (continued)

         The adoption of HKAS 39 resulted in:

                                                                     Year ended
                                                                    December 31,
                                                                           2005
                                                                 ---------------
                                                                        RMB
                                                                     million

         Decrease in profit before taxation                              15
                                                               ---------------

(e)      Summary of impact of changes in accounting policies

         The impact of the changes to accounting policies as set out in Notes
         (a) to (d) above on the Group's profit and equity was as follows:

                                                                         2005
                                                               ----------------
                                                                          RMB
                                                                      million
           For the year ended December 31
           (a)HKFRS 2                                                     104
           (b)HKFRS 3 and HKAS 36                                          15
           (d)HKAS 32 and HKAS 39                                          15
                                                              -----------------

           Decrease in profit before taxation                             134
                                                              -----------------

           As at January 1,
           (b)HKFRS 3 and HKAS 36                                         166
           (d)HKAS 32 and HKAS 39                                           1
                                                              -----------------

           Increase in total equity                                       167
                                                              -----------------

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


4        Principal accounting policies

(a)      Basis of consolidation

         Acquisitions of businesses under common control are accounted for using merger accounting in accordance with AG5 issued by HKICPA. The results of operations and financial position of such businesses are included in the consolidated financial statements as if the businesses had been acquired from the beginning of the earliest period presented or the date that such businesses were acquired by the party common control.

         Acquisitions of subsidiaries from third parties are accounted for using acquisition accounting. The results and financial positions of such subsidiaries acquired or disposed of during the year are included in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

         All significant intercompany transactions and balances within the Group are eliminated on consolidation.

         Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

 (b)     Subsidiaries

         Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

         In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivables.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS



4        Principal accounting policies (continued)

 (c)     Revenue recognition

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

               o Revenues from PHS bundled service contracts are recognized as local, DLD, or ILD service fees according to the type of usage and on a systematic basis to match the pattern of usage of the PHS services by customers. PHS bundled service contracts comprise the provision of PHS services and handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period in order to receive a free handset (see Note 4(s)(ii) for the policy on cost of the handset ).

               o Revenues from value-added communication services such as call waiting, call diverting and caller number display are recognized when the services are provided to customers.

               o Revenues from the provision of broadband and other Internet-related services and managed data services are recognized when the services are provided to customers.

               o Interconnection fees from domestic and foreign telecommunications operators are recognized when the services are rendered as measured by the minutes of traffic processed.

               o Lease income from the leasing of lines and customer-end equipment is recognized over the term of the lease. Lease income from other domestic telecommunications operators and business customers for the usage of the Group's fixed line telecommunications networks is measured by the number of lines leased and the agreed upon rate per line leased. The lease arrangements are primarily determined on a year to year basis.

         (ii)     Interest income

                  Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


4        Principal accounting policies (continued)

(c)      Revenue recognition (continued)

         (iii)    Dividend income

                  Dividend income is recognized when the right to receive payment is established.

 (d)     Interest expenses

         Interest expenses that are attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset.

         All other interest expenses are charged to the consolidated income statement in the year in which they are incurred.

 (e)     Interconnection charges

         Interconnection charges represent amounts incurred for the use of other telecommunications operators' networks for facilitating the completion of calls that originate from the Group's fixed line telecommunications networks. Interconnection charges are recognized on an accrual basis. Interconnection charges with domestic operators and the fellow subsidiaries of the Group are accrued based on actual amounts, while those with overseas operators are accrued based on the actual amounts, if known, or the Group's estimates.

 (f)     Translation of foreign currencies

         (i)   Functional and presentation currency

               Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency") which is Renminbi.

         (ii)  Transactions and balances

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

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


4        Principal accounting policies (continued)

(f)      Translation of foreign currencies (continued)

         (iii) The Group

               The results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

               o Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

               o Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

               o All resulting exchange differences are recognized as a separate component of equity.

               On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on sale.

(g)      Cash and cash equivalents

         Cash and cash equivalents, comprising cash on hand, deposits held at call with banks and cash investments with original maturities of three months or less are carried at cost.

(h)      Accounts receivable and other receivables

         Accounts and other receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of accounts and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

(i)      Inventories and consumables

         Inventories comprise mainly telephone handsets and are stated at the lower of cost and net realizable value on a first-in, first-out basis, after provisions for obsolescence. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

         Consumables consist of materials and supplies used in maintaining the Group's telecommunication networks and are charged to the income statement when brought into use. Consumables are valued at cost less any provision for obsolescence.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


4        Principal accounting policies (continued)

(j)      Lease prepayments for land

         Lease prepayments for land represent payments for land use rights. Lease prepayments for land are stated at cost initially and expensed on a straight line basis over the respective periods of the rights.

 (k)     Fixed assets

         (i)      Construction-in-progress

                  Construction-in-progress represents buildings, telecommunications networks plant, transmission and switching equipment under construction and pending installation, and is stated at cost less impairment losses. Cost comprises direct costs of construction including borrowing costs attributable to the construction during the period of construction. When the asset being constructed becomes available for use, the construction-in-progress is transferred to the appropriate category of fixed assets.

         (ii)     Other fixed assets

                  Fixed assets are initially stated at cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. The subsequent costs of an item of property, plant and equipment that qualifies for recognition as an asset shall be measured at its revenues and costs. Any other costs incurred in restoring fixed assets are charged to the income statement as incurred.

                  Buildings subsequent to initial recognition are stated at cost less accumulated impairment losses and depreciated over their expected useful lives.

         (iii)    Revaluations

                  Fixed assets other than buildings are carried at their revalued amounts. Revalued assets are stated at fair value as of the revaluation date less depreciation. When an item of fixed asset is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately together with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount.

                  Increases in valuation are credited to the revaluation reserve. Decreases in valuation are first set off against revaluation surplus on earlier valuations in respect of the same item and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited. Each year the difference between depreciation based on the revalued carrying amount of the asset expensed in the income statement and depreciation based on the asset's original cost is transferred from revaluation reserve to retained earnings.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


4        Principal accounting policies (continued)

(k)      Fixed assets (continued)

                  Revaluations on fixed assets will be performed with sufficient regularity by independent valuers, in each of the intervening years valuations will be undertaken by executives of the Group.

          (iv)    Depreciation

                  Fixed assets are depreciated at rates sufficient to write off their costs or revalued amounts less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The principal useful lives are as follows:

                  Buildings                                           8-30 years
                  Telecommunications
                    networks and equipment                            5-10 years
                  Furniture, fixture, motor
                    vehicles and other equipment                      5-10 years

                  The useful lives and estimated residual values are reviewed and modified periodically at every balance sheet date.

           (v)    Gain or loss on sale of fixed assets

                  The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the income statement, except where the fixed asset is carried at valuation, the relevant portion of the revaluation reserve realized in respect of previous valuations is transferred to retained earnings and is shown as a movement in reserves.

(l)      Impairment of assets

         Assets that have an indefinite useful life are not subject to amortization, but instead are tested at least annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposed of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(m)      Assets under leases

         (i)      Finance leases

                  Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized upon commencement of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


4        Principal accounting policies (continued)

(m)      Assets under leases (continued)

                  The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance cost is recognized in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

         (ii)     Operating leases

                  Leases in which a significant portion of the risks and rewards of ownership are retained by the leasing company are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the income statement on straight-line basis over the period of the lease.

 (n)     Intangible assets

         (i)      Purchased software

                  Expenditure on purchased software is capitalized and amortized using the straight-line method over the expected useful lives of the software, which vary from three to five years.

         (ii)     Sponsorship fee

                  The sponsorship fee for 2008 Beijing Olympic Games has been capitalized and being amortized on a straight-line basis over 4 years, being the beneficial period under the sponsorship program. The cost of the intangible asset is calculated based on the expected cash payment and the fair value of the services to be provided.

(o)      Short-term investments

                  Short-term investments comprise listed securities held for trading purposes and are carried at fair value. At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of short-term investments are recognized in the income statement. Profits or losses on disposal of short-term investments, representing the difference between the net sales proceeds and the carrying amounts, are recognized in the income statement as they arise.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


4        Principal accounting policies (continued)

(p)      Provisions

         Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are not recognized for operating loss arising from future periods.

         Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

 (q)     Employee benefits

         (i)      Pension obligations

                  (a) Employees in the PRC are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age which are paid by the PRC government. As stipulated by the regulations of the PRC, the subsidiaries in the PRC makes contribution in the basic defined contribution pension plans organized by their respective municipal governments under which they are governed. The Group is required to make such contributions to these plans at a rate of 20% of the salaries, bonuses and certain allowances of the employees. The Group has no other material obligation for post-retirement benefits beyond these payments as they fall due. Payments made under these plans are expensed as incurred.

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

         (ii)     Early retirement benefits

                  Early retirement benefits are recognized as expenses when the Group reaches agreement with the relevant employees for early retirement.

         (iii)    Employee housing benefits

                  One-off cash housing subsidies paid to PRC employees are charged to the consolidated income statements in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated (see Note
                  30).

                  PRC full-time employees of the Group participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


4        Principal accounting policies (continued)

(q)      Employee benefits (continued)

                  The Group's liability in respect of these funds is limited to the contributions payable in each period. Contributions to these housing funds are expensed as incurred.

         (iv)     Share option scheme

                  The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

(r)      Deferred taxation

                  Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantially enacted at the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

(s)      Other non-current assets

         (i) Deferred installation costs

                  The direct incremental costs associated with the installation of fixed line services are deferred and expensed to the income statement over the expected customer relationship period of 10 years except when the direct incremental costs exceed the corresponding upfront installation fees. In such cases, the excess of the direct incremental costs over the installation fees are recorded immediately as expenses in the income statement.

         (ii)     Customer acquisition costs

                  The cost of handsets given to customers under bundled service contracts and related commissions paid to distributors are deferred as customer acquisition costs and expensed to the income statement on a systematic basis to match with the pattern of the customer service income over the contract period.

         (iii)    Prepaid network capacities

                  Prepayments for the network capacities purchased on an indefeasible rights to use ("IRU") basis are capitalized and expensed over the corresponding lease period.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


4        Principal accounting policies (continued)

(t)      Derivative financial instruments

         Derivative financial instruments are stated at fair value on the balance sheet. Realised and unrealised gains and loses arising from change in the fair value are included in the income statement in the period in which they arise.

(u)      Contingent liabilities

         A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

         A contingent liability is not recognized but is disclosed in the notes to the financial statements when an outflow of economic benefits is less than probable but not remote. When a change in the probability of an outflow occurs so that the outflow is probable, the contingent liability will then be recognized as a provision.

         A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group. A contingent asset is disclosed when an inflow of economic benefits is probable but only recognized in income statement when realized.

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

(w)      Earnings per share ("EPS") and per American Depository Shares ("ADS")

         Basic EPS is computed by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

         Diluted EPS is computed by dividing net profit attributable to shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method.

         Earnings per ADS is computed by multiplying the EPS by 20, which is the number of shares represented by each ADS.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


4        Principal accounting policies (continued)

(x)      New accounting standard pronouncements

         The HKICPA has issued a number of new and revised HKFRSs and HKFRS Interpretations ("HKFRS - Ints"), and HKAS and HKAS Interpretations ("HKAS - Ints") as set out below which are effective for accounting periods beginning on or after January 1, 2006. The Group has not early adopted these new and revised standards and interpretations in the financial statements for the year ended December 31, 2005. The Group has commenced an assessment of the impact of these new and revised standards and interpretations, but is not yet in a position to state whether these new and revised standards and interpretations would have a significant impact on its results of operations and financial position.

         o HKFRS 7 -- Financial Instruments: Disclosures

         o HKAS 1 (amended) -- Capital Disclosure

         o HKAS 21 (amended) -- The Effects of Changes in Foreign Exchange Rates - Net Investment in a Foreign Operation

         o HKAS 39 (amended) -- Cash Flow Hedge Accounting of Forecast Intragroup Transactions

         o HKAS 39 (amended) -- The Fair Value Option

         o HKAS 39 (amended) and HKFRS 4 (amended) -- Financial Guarantee Contracts

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


5        Critical accounting estimates and judgments

         Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under circumstances.

(a)      Critical accounting estimates and assumptions

         The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(i)      Depreciation of property, plant and equipment

         The property, plant and equipment of the Group are depreciated at rates sufficient to write off their costs or revalued amounts less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The Group reviewed the useful lives periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of economic benefits from property, plant and equipment. The Group estimates the useful lives of the property, plant and equipment as set out in Note 4(k)(iv) based on the historical experience with similar assets, taking into account anticipated technological changes. The depreciation expenses in the future periods will change if there are significant changes from previous estimates.

(ii)     Revaluation of property, plant and equipment

         For the Listing Reorganization, property, plant and equipment of the Group were revalued as of December 31, 2003 on a depreciated replacement cost basis. The property, plant and equipment acquired as part of the Acquisition were revalued as of December 31, 2004 on a depreciated replacement cost basis in preparation for the Acquisition. Apart from lease prepayments for land and buildings, which are carried at cost, other property, plant and equipment are carried at revalued amounts, being the fair value at the date of revaluation, less subsequent accumulated depreciation and impairment losses. Revaluations on property, plant and equipment will be performed with sufficient regular intervals by independent valuers, in each of the intervening years valuations will be undertaken by executives of the Group. If the subsequent revalued amounts differ significantly from the carrying amounts of the property, plant and equipment in the future, the carrying amounts will be adjusted to the revalued amounts. The key assumptions made to determine the revalued amounts include the newly estimated replacement costs and the estimated useful lives of the property, plant and equipment. This will have an impact on the Group's future results, since any subsequent decreases in valuation are set off first against increases on earlier valuations in respect of the same item and thereafter are charged as an expense to the income statement and any subsequent increases are credited as income to the income statement up to the amount previously charged. In addition, the depreciation expense in future periods will change as the carrying amounts of such property, plant and equipment change as a result of the revaluation.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS

5        Critical accounting estimates and judgments (continued)

(iii)    Impairment of non-current assets

         At each balance sheet date, the Group considers both internal and external sources of information to assess whether there is any indication that non-current assets, including property, plant and equipment, are impaired. If any such indication exists, the recoverable amount of the assets is estimated and an impairment loss is recognized to reduce the carrying amount of the assets to its recoverable amount. The recoverable amount is the higher of value in use or net selling price. Estimated value in used are determined based on estimated discounted future cash flows of the cash generating unit at the lowest level to which the asset belongs. Key assumptions made to determine the estimated discounted future cash flows include the estimated future cash flow, estimated growth rate and the estimated weighed cost of capital of the Group. Such impairments losses are recognized in the income statement, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset or group of assets, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-current assets.

(iv)     Revenue recognized for upfront connection and installation fees

         The Group defers the recognition of upfront customer connection and installation and amortizes them over the expected customer relationship period of 10 years. The related direct incremental installation costs are deferred and amortized over the same expected customer relationship periods of 10 years, except that when the direct incremental costs exceed the corresponding installation fees, if any, the excess amounts are immediately written off as expense to the income statement. The Group estimates the expected customer relationship period based on the historical customer retention experience and after factoring in the expected level of future competition, the risk of technological or functional obsolescence to the Group's services, technological innovation, and the expected changes in the regulatory and social environment. If the Group's estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of the deferred revenues may change for future periods.

(v)      Provision for doubtful debts

         The Group maintains an allowance for doubtful debts for estimated losses resulting from the inability of its customers to make the required payments. The Group makes its estimates based on the aging of its accounts receivable balances, customers creditworthiness, and historical write-off experience. If the financial condition of its customers were to deteriorate, actual write-offs might be higher than expected, and the Group would be required to revise the basis of making the allowance and its future results would be affected.

(vi)     Fair value

         The Group estimates the fair value of its financial assets and financial liabilities including the accounts receivable, prepayments, other receivables and other current assets, accounts payable, and bank and other loans for disclosure purposes by discounting its future contractual cash flows at the estimated current market interest rate that is available to the Group for similar financial instruments. The future disclosed values will change if there are changes in the estimated market interest rate.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


5        Critical accounting estimates and judgments (continued)

(b)      Critical judgments in applying the entity's accounting policy

(i)      Accounting for business combinations under common control

         The Group completed the Acquisition on October 31, 2005. The Acquisition is a business combination under common control. The Group adopted merger accounting to account for the business combinations under common control as the Group believes that the financial statements prepared under merger accounting is more relevant to those transactions.

(ii)     Recognition of revenues and costs under PHS bundled service contracts

         The Group provides PHS services, which is an extension of the local wireline telecommunications services, to customers. Promotional packages comprise the bundled provision of PHS services and handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period of time in order to receive a free handset. The total revenues received or receivable are recognized as deferred revenue. The cost of handsets provided to customers is treated as deferred customer acquisition costs, to the extent that they are recoverable through profits made from future service fees. Such deferred revenue and deferred costs are amortized to the income statement on a systematic basis to match the shorter of the pattern of usage of the related service and the minimum non-cancelable contract period. If the pattern of the usage of the PHS services by the customers changes in the future, the amortization period of the revenue and costs will change accordingly, which will have an impact on future results.

6        Financial risk management

(a)      Financial risk factors

         The Group's activities expose it to a variety of financial risks: market risks including currency risk, credit risk, liquidity risk, cash flow interest risk and fair value interest-rate risk.

         (i)      Foreign exchange risk

                  As at December 31, 2005 and 2004, the Group had foreign currency denominated bank balances amounting to RMB1,098 million and RMB8,186 million respectively. As at December 31, 2005 and 2004, the Group had foreign currency denominated bank loans amounting to RMB1,998 million and RMB5,365 million respectively.

         (ii)     Credit risk

                  The carrying amount of accounts receivable included in the balance sheet represents the Group's exposure to credit risk in relation to its financial assets. The Group's receivables are unsecured to the extent they are not covered by security deposits. The Group believes that adequate provision for uncollectible account receivable has been made.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


6        Financial risk management (Continued)

(a)      Financial risk factors (Continued)

         (iii)    Liquidity risk

                  A significant percentage of the Group's funding requirements is achieved through short term borrowings, and the balance sheet indicates a significant working capital deficit. Please refer to Note 2 for the details.

         (iv)     Cash flow and fair value interest rate risk

                  The Group is exposed to changes in interest due to its long-term debt obligations. The Group enters into debt obligations to support general corporate purpose including capital expenditures, acquisitions, and working capital needs. Borrowings at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The bank loans issued at variable rates and fixed rates are disclosed in Note 27 of these financial statements.

(b)      Fair value estimation

         The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

         The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


7        Revenues

         Revenues represent the turnover of the Group and are derived from the provision of fixed line telecommunications and related services, net of the PRC business taxes and government levies. The Group's revenues by business nature can be summarized as follows:

                                                                 Year ended December 31,
                                              ---------------------------------------------------------------
                                                           2003                   2004                  2005
                                              ------------------     ------------------     -----------------
                                                            RMB                    RMB                   RMB
                                                        million                million               million
                                                       Restated               Restated
                                                         Note 2                 Note 2
         Revenues
         Local usage fees                                24,685                 24,858                24,582
         Monthly telephone services                      16,476                 17,964                18,261
         Upfront installation fees                        1,267                  1,568                 1,442
         DLD usage fees                                  11,425                 11,266                10,260
         ILD usage fees                                   1,543                  1,415                 1,464
         Value-added services                             2,095                  2,993                 4,000
         Interconnection fees                             4,980                  6,453                 7,783
         Upfront connection fees                          5,122                  4,346                 3,405
         Broadband services                               2,928                  5,307                 7,916
         Other Internet-related services                  1,418                  1,259                   812
         Managed data services                            1,617                  1,829                 1,802
         Leased line income                               2,883                  2,591                 2,921
         Other services                                   1,159                  1,645                 2,584
                                              ------------------     ------------------     -----------------

         Total                                           77,598                 83,494                87,232
                                              ==================     ==================     =================

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS



7        Revenues (continued)

         The Group's revenues by geographical location of the customers can be summarized as follows:

                                                                        Year ended December 31,
                                                             ----------------------------------------------
                                                                    2003              2004            2005
                                                             ------------     -------------    ------------
                                                                     RMB               RMB             RMB
                                                                 million           million         million
                                                                Restated          Restated
                                                                  Note 2            Note 2
         DOMESTIC TELECOMMUNICATIONS SERVICES
         (Being revenues generated from customers located
             in the PRC)

         Local usage fees                                         24,685          24,858           24,582
         Monthly telephone services                               16,476          17,964           18,261
         Upfront installation fees                                 1,267           1,568            1,442
         DLD usage fees                                           11,425          11,266           10,260
         ILD usage fees                                            1,543           1,234            1,180
         Value-added services                                      2,095           2,993            4,000
         Interconnection fees                                      3,763           5,441            6,517
         Upfront connection fees                                   5,122           4,346            3,405
         Broadband services                                        2,914           5,202            7,812
         Other Internet-related services                           1,418           1,004              540
         Managed data services                                     1,553           1,520            1,395
         Leased line income                                        2,820           2,095            2,238
         Other services                                            1,138           1,360            2,345
                                                             ------------     -------------    ------------

         Subtotal                                                 76,219          80,851           83,977
                                                             ------------     -------------    ------------

         INTERNATIONAL TELECOMMUNICATIONS SERVICES
         (Being revenues generated from customers located outside the PRC, including Hong Kong and Macau Special Administrative Regions and
             Taiwan)

         ILD usage fees                                                -             181             284

         Interconnection fees                                      1,217           1,012            1,266

         Broadband services                                           14             105              104

         Other Internet-related services                               -             255              272
         Managed data services                                        64             309              407
         Leased line income                                           63             496              683
         Other services                                               21             285              239
                                                             ------------     -------------    ------------


         Subtotal                                                  1,379           2,643            3,255
                                                             ------------     -------------    ------------

         Total                                                    77,598          83,494           87,232
                                                             ============     =============    ============

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


8        Operating expenses

         Operating expenses include:

                                                                                  Year ended December 31,
                                                                        ---------------------------------------------
                                                                                2003            2004            2005
                                                                        -------------    ------------    ------------
                                                                                 RMB             RMB             RMB
                                                                             million         million         million
                                                                            Restated        Restated
                                                                              Note 2          Note 2
         Depreciation (included in depreciation and amortization):
         - Owned property, plant and equipment (Note 20)                      26,479          24,581          24,287

         - Leased property, plant and equipment (Note 20)                        183             389             367
         Loss on disposal of property, plant and equipment (included
           in networks, operations and support expenses)                       2,224             212             363
         Amortization of intangible assets (included in depreciation
           and amortization) (Note 23)                                           119             159             358
         Contributions to pension plans (included in staff costs)
         (Note 14)                                                             1,051           1,181           1,285

         Early retirement benefits (included in staff costs) (Note 14)           336             693               2
         Operating leases:
         - Land and buildings (included in networks, operations and
         support)                                                                 12             394             796
         - Land and buildings (included in selling, general and
             administrative)                                                     123             204             159
         - Network and machinery (included in networks, operations
             and support)                                                        698           1,606           1,708
         - Network and machinery (included in selling, general and
             administrative)                                                      21              19              92
         Interconnection charges (included in networks, operations
           and support)                                                        2,013           2,602           3,487
         Bad and doubtful debt expenses (included in selling, general
           and administrative)                                                 1,026           1,185           1,148
         Auditor's remuneration (included in selling, general and
           administrative)                                                         -              18              34
         PHS subscriber acquisition costs (included in selling,
           general and administrative)                                           741           3,114           2,323
         Cost of PHS handsets (included in other operating expenses)             381             425             861

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


9        Finance costs

                                                                       Year ended December 31,
                                                   -----------------------------------------------------------------
                                                                2003                    2004                   2005
                                                   ------------------     -------------------    -------------------
                                                                 RMB                     RMB                    RMB
                                                             million                 million                million
                                                            Restated                Restated
                                                              Note 2                  Note 2
         Interest expenses on:
         -  Bank and other loans wholly
              repayable within five years                      4,613                   4,185                  3,676
         -  Bank and other loans wholly
              repayable after more than five
              years                                              174                     114                    207
                                                   ------------------     -------------------    -------------------
                                                               4,787                   4,299                  3,883

         Less: Interest expenses capitalized in
            construction in progress                            (779)                   (548)                  (297)
                                                   ------------------     -------------------    -------------------

         Amortization of discount on foreign
            currency exchange forward contracts                   20                      18                      -
         Exchange loss/ (gain), net                              238                     105                  (232)
         Bank charges                                             30                      56                     20
                                                   ------------------     -------------------    -------------------

                                                               4,296                   3,930                  3,374
                                                   ==================     ===================    ===================

         Interest expenses were capitalized in
            construction in progress using the
            following annual interest rates              3.68%-6.77%             3.69%-5.45%            4.17%-4.97%
                                                   ==================     ===================    ===================


10       Taxation

                                                                       Year ended December 31,
                                                   -----------------------------------------------------------------
                                                                 2003                    2004                  2005
                                                   -------------------   ---------------------    ------------------
                                                                  RMB                     RMB                   RMB
                                                              million                 million               million
                                                             Restated                Restated
                                                               Note 2                  Note 2

         PRC enterprise income tax ("EIT")                        946                  2,932                   3,581
         Overseas profit tax                                        -                      -                      10
         Deferred taxation (Note 31)                           (8,179)                (3,255)                   (162)
         Share of taxation attributable to
            jointly controlled entity                              16                      -                       -
                                                    -----------------------------------------------------------------

         Taxation (credit) /charges                            (7,217)                  (323)                  3,429
                                                   =================================================================

         The provision for PRC EIT is calculated based on the statutory income tax rate of 33% on the assessable profit of each of the entities now comprising the Group in the PRC as determined in accordance with the relevant income tax rules and regulations in the PRC.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS



10       Taxation (continued)

         Taxation on profits derived from certain subsidiaries outside the PRC, including Hong Kong, has been calculated on the estimated assessable profit at the rates of taxation ranging from 17.50% to 30.00%, prevailing in the countries in which those entities operate.

         The reconciliation between the Group's actual tax charge/(credit) and the amount which is calculated based on the weighted average statutory tax rate is as follows:

                                                                        Year ended December 31,
                                                     ---------------------------------------------------------------
                                                                  2003                    2004                 2005
                                                     ------------------    --------------------    -----------------
                                                                   RMB                     RMB                  RMB
                                                               million                 million              million
                                                              Restated                Restated
                                                                Note 2                  Note 2

         (Loss)/profit before taxation                        (18,124)               2,376                17,317
                                                     ==================    ====================    =================

         Weighted average statutory tax rate                       33%                    33%                   33%
         Tax calculated at the weighted average
            statutory tax rate                                  (5,981)                   784                 5,715
         Non-taxable income (Note (a) below)                    (1,690)                (1,583)               (1,499)
         Utilization of tax losses not recognized
            in previous years (Note (b) below)                       -                     -                  (837)
         Expenses not deductible for tax purposes                  266                   275                    69
         Tax losses not recognized                                                                             129
                                                                   246                   354
         Others                                                    (58)                 (153)                 (148)
                                                     ------------------    --------------------    -----------------

         Tax (credit)/charge                                   (7,217)                  (323)                3,429
                                                     ==================    ====================    =================

   Note (a) Non-taxable income comprises primarily upfront connection fees charged to customers and amortized over the customer relationship period.

   Note (b) In previous years, deferred tax arising from certain tax losses was not recognized as it was uncertain at that time following the change of a subsidiary's tax registration district that the taxable loss could be utilized at the previous period end date.


11       Profit attributable to shareholders


(a) Two of the Company's subsidiaries, CNC China and New Horizon were registered as foreign investment enterprises in the PRC. In accordance with the Articles and Association of both CNC China and New Horizon, they are required to provide for certain statutory reserves, namely, general reserve and staff bonus and welfare fund, which are appropriated from profits after tax but before dividend distributions. CNC China and New Horizon are required to allocate at least 10% of their profits after tax determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon obtaining approval from the relevant authority, to offset accumulated losses or increase capital.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


11       Profit attributable to shareholders (continued)

(a)      (Continued)
         Accordingly, CNC China and New Horizon appropriated approximately RMB894 million and RMB150 million respectively to the general reserve fund for the year ended December 31, 2005 (2004: RMB723 million and Nil respectively).

(b) According to a notification on income tax issued by Ministry of Finance and State Administration of Taxation to the Group's primary operating subsidiaries, the Group's upfront connection fees are not subject to EIT and an amount equal to the upfront connection fees recognized in the income statement should be transferred from retained earnings to a statutory reserve. For the year ended December 31, 2005, the aggregated upfront connection fees recognized in the income statement amounted to RMB6,783 million (2004: Nil), which was transferred to the statutory reserve in accordance with the aforementioned approval document.

12       Profit distributions

                                                                   Year ended December 31,
                                     ------------------------------------------------------------------------------------
                                                 2003                           2004                       2005
                                     ------------------------------------------------------------------------------------
                                             HK$              RMB            HK$          RMB           HK$          RMB
                                         million          million        million      million       million      million

        Final dividend proposed                -                -
          after balance sheet date
          of HK$0.466 per share
          (2004 : HK$0.037 per
          share)                                                             245          259         3,073        3,196
        Dividend distributed                   -                -
          during the year                                                      -            -           245          259
                                     ------------    -------------     ----------    ---------    ----------    ---------


         Notes:

         In a meeting of board of directors held on March 21, 2006, the directors proposed a final dividend of HK$0.466 per ordinary share for the year ended December 31, 2005. Dividend proposed after the balance sheet date have not been reflected as dividend payable and will be reflected as an appropriation in the 2006 financial statements.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS



13       Earnings per share

         Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year.

         The following table sets forth the computation of basic and diluted earnings per share:

                                                                            Year ended December 31,
                                                       -------------------------------------------------------------------
                                                                     2003                    2004                    2005
                                                       -------------------    --------------------    --------------------
                                                               (in RMB millions, except share and per share data)
                                                                 Restated                Restated
                                                                  Notes 2               Notes 2&3
         Numerator:
         (Loss)/profit for the year                              (10,906)                   2,699                  13,888
                                                       ===================    ====================    ====================
         Denominator
         Weighted average number of ordinary shares
             outstanding and shares used in
             computing basic earnings per share:            5,492,258,218           5,622,685,175           6,593,529,000
         Weighted average number of potential
         ordinary shares:
         Diluted equivalent shares arising from                         -
             convertible preference shares prior to
             their conversion into ordinary shares
             during 2004                                                                5,140,036                       -
         Diluted equivalent shares arising from                         -
             share options                                                              2,209,241              34,112,723
                                                       -------------------    --------------------    --------------------

         Shares used in computing diluted
             (loss)/earnings per share                      5,492,258,218           5,630,034,452           6,627,641,723
                                                       -------------------    --------------------    --------------------

         Basic (loss)/earnings per share (RMB)                     (1.99)                    0.48                    2.11
                                                       ===================    ====================    ====================

         Diluted (loss)/earnings per share (RMB)                   (1.99)                    0.48                    2.10
                                                       ===================    ====================    ====================

         The diluted loss per share for the year ended December 31, 2003 is the same as the basic loss per share as all potential ordinary shares are anti-dilutive.

         All the numbers of shares stated above have taken into consideration the effect of the share consolidation conducted on September 7, 2004 as set out in note 32(a).

14       Staff cost including directors' remunerations

                                                                            Year ended December 31,
                                                       ------------------------------------------------------------------
                                                                     2003                    2004                   2005
                                                       -------------------    --------------------    -------------------
                                                                      RMB                     RMB                    RMB
                                                                  million                 million                million
                                                                 Restated                Restated
                                                                   Note 2                Note 2&3

         Wages, salaries and welfare                                9,558                  10,076                 11,046

         Contributions to pensions                                  1,051                   1,181                  1,285

         Early retirement benefits                                    336                     693                      2
                                                       -------------------    --------------------    -------------------

         Total                                                     10,945                  11,950                 12,333
                                                       ===================    ====================    ===================

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


15.      Cash and bank deposits

                                                                                           Group
                                                                ------------------------------------------------------------
                                                                                    As at December 31
                                                                ------------------------------------------------------------
                                                                                        2004                           2005
                                                                -----------------------------     --------------------------
                                                                                 RMB million                    RMB million
                                                                                    Restated
                                                                                      Note 2
         Cash and cash equivalents                                                    10,581                          4,874
         Time deposits with original maturities over three
          months                                                                          52                             21
                                                                -----------------------------     --------------------------

         Total cash and bank deposits                                                 10,633                          4,895
                                                                =============================     ==========================

         Effective interest rate of time deposits with
          original maturities over three months (%)                                     0.72                           0.72
                                                                =============================     ==========================

         Included in cash and bank deposits as at December 31, 2005 and 2004 are Renminbi denominated balance amounts held in the PRC amounting to RMB3,797 million and RMB2,448 million respectively. The conversion of Renminbi denominated balances into foreign currencies and the remittance of bank balances and cash out of the PRC are subject to the rules and regulation of foreign exchange control promulgated by the PRC government.

16.      Short-term investments

         The Group and the Company's short-term investments comprise primarily investments in listed debt securities and investment funds. Most of the short-term investments were disposed of during the year.

17.      Accounts receivable

         Amounts due from the provision of fixed line telecommunications services to residential and business customers are due within 30 days from the date of billing. Residential customers who have accounts overdue by more than 90 days will in normal circumstances have their services disconnected. Accounts receivable from other telecommunications operators and customers are due between 30 to 90 days from the billing date.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


17       Accounts receivable (continued)

         The ageing analysis of accounts receivable based on the billing date is as follows:

                                                                                      As at December 31,
                                                                           -----------------------------------------
                                                                                       2004                 2005
                                                                           ------------------    -------------------
                                                                                RMB million          RMB million
                                                                                   Restated
                                                                                     Note 2

           0-30 days                                                                  5,503                5,446
           31-90 days                                                                 1,122                1,556
           Over 90 days                                                               1,961                2,053
                                                                           ------------------    -------------------

           Total                                                                      8,586                9,055
                                                                           ------------------    -------------------

           Less: Allowance for doubtful debts                                        (1,412)              (1,654)
                                                                           ------------------    -------------------

           Net carrying amounts                                                       7,174                7,401
                                                                           ==================    ===================

         The movement of allowance for doubtful debts is as follows:

                                                                                     As at December 31,
                                                                          ------------------------------------------
                                                                                        2004                   2005
                                                                          -------------------    -------------------
                                                                                 RMB million            RMB million
                                                                                    Restated
                                                                                      Note 2

           Balance at beginning of year                                                1,175                  1,412
           Additional provisions                                                       1,244                  1,169
           Less: Amounts utilized                                                       (958)                  (927)
                   Distributed to owner in accordance with Listing
                     Reorganization                                                      (49)                     -
                                                                          -------------------    -------------------

           Balance at end of year                                                      1,412                  1,654
                                                                          ===================    ===================

         The carrying value of accounts receivable approximates their fair values based on cash flows discounted using a rate based on the average short-term borrowing rate of 5.58% (2004: 5.22%).

         Included in the accounts receivable are amounts due from other state-owned telecommunication operators amounting to RMB 1,003 million (2004: RMB 1,278 million).

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


18       Inventories and consumables


                                                                                    As at December 31,
                                                                      -----------------------------------------------
                                                                                        2004                    2005
                                                                      -----------------------    --------------------
                                                                                 RMB million             RMB million
                                                                                    Restated
                                                                                      Note 2

           Telephone handsets and other customer end-products held
              for resale, at cost                                                        427                     144
           Consumables, at cost                                                          816                     328
                                                                      -----------------------    --------------------

           Total                                                                       1,243                     472
                                                                      =======================    ====================

19       Prepayments, other receivables and other current assets

                                                                                          Group
                                                                      -----------------------------------------------
                                                                                    As at December 31,
                                                                      -----------------------------------------------
                                                                                         2004                    2005
                                                                                         RMB                     RMB
                                                                                     million                 million
                                                                                    Restated
                                                                                      Note 2

           Prepaid expenses, deposits and other current assets                           637                     997
           Other receivables                                                             805                     485
                                                                      -----------------------    --------------------

           Total                                                                       1,442                   1,482
                                                                      =======================    ====================

         Included in the other current assets is deferred customer acquisition cost of RMB 324 million (2004: Nil).

         The carrying value of prepayments and other receivables approximates their fair values based on cash flows discounted using a rate based on the average short-term borrowing rate of 5.58% (2004: 5.22%).

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


20       Fixed assets

                                                                                          Furniture,
                                                                                            fixture,
                                                                      Telecommu-               motor
                                                                       nications        vehicles and
                                                                    networks and               other
                                                    Buildings          equipment           equipment            Total
                                                  ------------    -----------------   -----------------    ------------
                                                           RMB               RMB                 RMB              RMB
                                                       million           million             million          million
           Cost / valuation:
           Balance at January 1, 2004, as
              restated due to the Acquisition
              (Note 2)                                  38,369           247,128              11,438          296,935
           Effects of adoption of HKAS 17:
           Reclassification of land use rights
              to lease prepayments for land
              (Note 3(c))                               (2,107)                 -                   -          (2,107)
                                                  ------------    -----------------   -----------------    ------------
           Balance at January 1, 2004, as               36,262           247,128              11,438          294,828
              restated
           Additions                                       114               713                 526            1,353
           Transferred from construction in
              progress                                   1,686            30,817               1,888           34,391
           Disposals/write off                             (67)             (949)               (177)         (1,193)
           Increase as a result of revaluation               -            17,140               1,503           18,643
           Decrease as a result of revaluation               -           (21,201)             (1,065)        (22,266)
           Distributed to owner on Listing
              Reorganization                           (12,028)           (9,265)               (325)        (21,618)
                                                  ------------    -----------------   -----------------    ------------
           Balance at December 31, 2004, as
              restated                                  25,967           264,383              13,788          304,138
                                                  ------------    -----------------   -----------------    ------------

           Accumulated depreciation:
           Balance at January 1, 2004, as
              restated due to the Acquisition
              (Note 2)                                  (7,361)         (102,487)             (4,999)        (114,847)
           Effects of adoption of HKAS 17:
           Reclassification of land use rights
              to lease prepayments for land
              (Note 3(c))                                  375                 -                   -              375
                                                  ------------    -----------------   -----------------    ------------
           Balance at January 1, 2004, as               (6,986)         (102,487)             (4,999)       (114,472)
              restated
           Depreciation charge for the year             (1,042)          (22,377)             (1,551)        (24,970)
           Disposals/write off                               7               683                 125              815
           Increase as a result of revaluation               -           (13,458)             (1,322)        (14,780)
           Decrease as a result of revaluation               -            10,461                 487           10,948
           Distributed to owner on Listing
              Reorganization                             2,639             2,505                  74            5,218
                                                  ------------    -----------------   -----------------    ------------

           Balance at December 31, 2004, as
              restated                                 (5,382)          (124,673)             (7,186)       (137,241)
                                                  ------------    -----------------   -----------------    ------------

           Net book value at December 31, 2004,
              as restated                               20,585           139,710               6,602          166,897
                                                  ============    =================   =================    ============
           Net book value at January 1, 2004,
              as restated                               29,276           144,641               6,439          180,356
                                                  ============    =================   =================    ============

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS



20       Fixed assets (continued)

                                                                                          Furniture,
                                                                                            fixture,
                                                                      Telecommu-               motor
                                                                       nications        vehicles and
                                                                    networks and               other
                                                    Buildings          equipment           equipment            Total
                                                  ------------    -----------------   -----------------    ------------
                                                           RMB               RMB                 RMB              RMB
                                                       million           million             million          million

           Cost / valuation:
           Balance at January  1, 2005,
              as restated due to the
              Acquisition (Note 2)                 27,649              264,383              13,788              305,820
           Effects of adoption of HKAS
              17:
           Reclassification of land  use
              rights to lease
              prepayments for land (Note
              3 (c))                               (1,682)                   -                   -               (1,682)
                                           -----------------    ----------------    -----------------    ----------------
           Balance at January 1, 2005,             25,967              264,383              13,788              304,138
              as restated
           Reclassifications                          818               (4,981)              4,163                    -
           Additions                                  413                  975                 490                1,878
           Transferred from construction
              in progress                           1,659               23,106               2,053               26,818
           Disposals/write off                        (48)              (1,940)               (541)              (2,529)
           Distributed to owner upon
              reorganization for the
              Acquisition                          (1,759)              (1,242)               (183)              (3,184)
                                           -----------------    ----------------    -----------------    ----------------

           Balance at December 31, 2005            27,050              280,301              19,770              327,121
                                           -----------------    ----------------    -----------------    ----------------

           Accumulated depreciation:
           Balance at January 1, 2005,
              as restated due to the
              Acquisition (Note 2)                 (5,789)            (124,673)             (7,186)            (137,648)
           Effects of adoption of HKAS
              17:
           Reclassification of land use
              rights to lease
              prepayments for land (Note
              3(c))                                   407                    -                   -                  407
                                           -----------------    ----------------    -----------------    ----------------
           Balance at January 1, 2005,             (5,382)            (124,673)             (7,186)            (137,241)
              as restated
           Reclassifications                         (354)               1,170                (816)                   -
           Charge for the year                       (956)             (21,541)             (2,157)             (24,654)
           Disposals/write off                          4                1,662                 451                2,117
           Distributed to owner upon
              reorganization for the
              Acquisition                             487                  743                  90                1,320
                                           -----------------    ----------------    -----------------    ----------------

           Balance at December 31, 2005            (6,201)            (142,639)             (9,618)            (158,458)
                                           -----------------    ----------------    -----------------    ----------------

           Net book value at December
              31, 2005                             20,849              137,662              10,152              168,663
                                           =================    ================    =================    ================
           Net book value at January 1,
              2005, as restated                    20,585              139,710               6,602              166,897
                                           =================    ================    =================    ================

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


20       Fixed assets (continued)

(a)      The net book value of assets held under finance lease is as follows:

                                                                                  Furniture,
                                                                                   fixture,
                                                             Telecommu-               motor
                                                              nications        vehicles and
                                                           networks and               other
                                           Buildings          equipment           equipment            Total
                                         ------------    -----------------   -----------------    ------------
                                                  RMB               RMB                 RMB              RMB
                                              million           million             million          million

           As at  December 31, 2004                  8               3,574                  97                3,679
                                        ================    =================   =================    ================

           As at  December 31, 2005                  1               2,551                 109                2,661
                                        ================    =================   =================    ================


(b) The analysis of the cost or revaluation of the fixed assets of the Group is as follows:

                                                                                    Furniture,
                                                                                      fixture,
                                                                Telecommu-               motor
                                                                 nications        vehicles and
                                                              networks and               other
                                            Buildings            equipment           equipment               Total
                                        ----------------    -----------------   -----------------    ----------------
                                                   RMB                 RMB                 RMB                  RMB
                                               million             million             million              million

           December 31, 2004
           Cost                                 25,967                   -                   -               25,967
           Valuation                                 -             264,383              13,788              278,171
                                        ----------------    -----------------   -----------------    ----------------

                                                25,967             264,383              13,788              304,138
                                        ================    =================   =================    ================

           December 31, 2005
           Cost                                 27,050                   -                   -               27,050
           Valuation                               ii-             280,301              19,770              300,071
                                        ----------------    -----------------   -----------------    ----------------

                                                27,050             280,301              19,770              327,121
                                        ================    =================   =================    ================

         The Group's buildings are primarily located in the PRC on land held on leases of primarily between 10 to 50 years.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


20       Fixed assets (continued)

(c) As required by the PRC rules and regulations relevant to the Listing Reorganization, each class of fixed assets as at December 31, 2003 was valued by Beijing China Enterprise Appraisal Co. Ltd. (the "PRC valuer "), independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of such assets in the PRC injected into the Group was determined at RMB122,456 million. Such revalued amount serves as the tax base of the assets with immediate effect. Certain fixed assets, other than lease prepayments for land and buildings, of which the surplus on revaluation of RMB2,982 million was credited to the revaluation reserve while the deficit arising from the revaluation of such fixed assets of RMB25,778 million was recognized as an expense for the year ended December 31, 2003.

         For the Listing Reorganization, valuations of the lease prepayments for land and buildings were also performed. The surplus value of such assets was determined at RMB6,967 million. Such amount serves as the tax base for such assets with immediate effect. Details have been set out in Note 31(ii).

         As required by the PRC rules and regulations relevant to the Acquisition, each class of fixed assets in the PRC, acquired as at December 31, 2004, was valued by Beijing China Enterprise Appraisal Co. Ltd. (the "PRC valuer"), independent valuers registered in the PRC, on a depreciated replacement cost basis. The value of such assets in the PRC acquired was determined at RMB42,879 million. Such amount serves as the tax base for such assets with immediate effect. Certain fixed assets, other than lease prepayments for land and buildings, of which the surplus on revaluation of RMB3,863 million was credited to the revaluation reserve while the deficit arising from the revaluation of such fixed assets of RMB11,318 million was recognized as an expense for the year ended December 31, 2004.

         For the Acquisition, valuations of the lease prepayments for land and buildings were also performed. The surplus value of such assets was determined at RMB2,553 million. Such amount serves as the tax base for such assets with immediate effect. Details have been set out in Note 31(ii).

         The respective carrying amount of the telecommunications networks and equipment and furniture, fixture, motor vehicles and other equipment would have been RMB158,193 million and RMB11,233 million as at December 31, 2005 and RMB141,314 million and RMB6,645 million as at December 31, 2004 had they been stated at cost less accumulated depreciation.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


20       Fixed assets (continued)

(c)      (continued)

         Regarding the valuation of fixed assets carried out at December 31, 2004 in relation to the Acquisition, the carrying amounts of these fixed assets and, where applicable, the corresponding revalued amounts of these assets are as follows:

                                               Historical
                                                 carrying         Revaluation         Revaluation         Revalued
                                                   amount             surplus             deficit           amount
                                           ---------------    ----------------    ----------------    -------------
                                                      RMB                 RMB                 RMB              RMB
                                                  million             million             million          million
        At December 31, 2004
        Buildings                                   7,142                   -                   -            7,142
        Telecommunications networks and
        equipment                                  39,881               3,682            (10,740)           32,823
        Furniture, fixture, motor
        vehicles and other equipment                2,542                 181               (578)            2,145
                                           ---------------    ----------------    ----------------    -------------

                                                   49,565               3,863            (11,318)           42,110
                                           ===============    ================    ================    =============

         The directors have carried out a review of the Group's fixed assets and concluded that there was no impairment of fixed assets as at December 31, 2005, nor was there any significant change in value of fixed assets at that date.

         At December 31, 2005, no fixed assets were pledged as security for the Group's long term bank and other loans (2004: RMB 22 million)

21       Construction in progress

                                                                               As at December 31,
                                                              ------------------------------------------------------
                                                                                2004                           2005
                                                              -----------------------          ---------------------
                                                                         RMB million                    RMB million
                                                                            Restated
                                                                           Notes 2&3
        Balance at beginning of year                                          18,049                         11,068
        Effects of adoption of HKAS 17:
        Reclassification from land use rights to lease
        prepayments for land (Note 3 (c))                                       (643)                          (471)
                                                              -----------------------          ---------------------
        Balance as at January 1, as restated                                  17,406                         10,597
        Additions                                                             28,983                         23,258
        Transferred to fixed assets                                          (34,391)                       (26,818)
        Distributed to owner in accordance with  the
        Reorganizations                                                       (1,401)                          (215)
                                                              -----------------------          ---------------------

        Balance at end of year                                                10,597                          6,822
                                                              =======================          =====================

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


22       Lease prepayment for land

         This represents land use rights in PRC and their net book value is analyzed as follows:

                                                                                As at December 31,
                                                              ------------------------------------------------------
                                                                                  2004                         2005
                                                              -------------------------     ------------------------
                                                                           RMB million                  RMB million
                                                                              Restated
                                                                             Notes 2&3
       Held for
        Lease of between 10 to 50 years                                          1,733                        1,933
        Lease of less than 10 years                                                 13                           16
                                                              -------------------------     ------------------------

                                                                                 1,746                        1,949
                                                              =========================     ========================

         The movement of the lease prepayments for land is as follows:

                                                                               As at December 31,
                                                              ------------------------------------------------------
                                                                                  2004                         2005
                                                              -------------------------     ------------------------
                                                                           RMB million                  RMB million
                                                                              Restated
                                                                             Notes 2&3
        Balance at beginning of year from reclassification
         from land use right                                                     2,375                        1,746
        Additions                                                                  202                          280
        Charge for the year                                                       (51)                         (37)
        Distributed to owner in accordance with  the
         reorganizations                                                         (780)                         (40)
                                                              -------------------------     ------------------------

        Balance at end of year                                                   1,746                        1,949
                                                              =========================     ========================

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


23       Intangible assets

                                                             Negative          Purchased          Sponsorship            Total
                                                             goodwill           software                 fees
                                                         -------------    ---------------     -----------------     -----------
                                                                  RMB                RMB                  RMB              RMB
                                                              million            million              million          million
                                                                                                 (Note 37(xv))
       Cost:
        Balance at January 1, 2004                              (178)                984                     -             806
        Additions                                                   -                266                     -             266
                                                         -------------    ---------------     -----------------     -----------

        Balance at December 31, 2004                            (178)              1,250                     -           1,072
                                                         -------------    ---------------     -----------------     -----------

        Accumulated amortization:
        Balance at January 1, 2004                                (2)              (529)                     -           (531)
        Amortization for the year                                  14              (173)                     -           (159)
                                                         -------------    ---------------     -----------------     -----------

        Balance at December 31, 2004                               12              (702)                     -           (690)
                                                         -------------    ---------------     -----------------     -----------

        Net book value at January 1, 2004                       (180)                455                      -            275
                                                         -------------    ---------------     -----------------     -----------

        Net book value at December 31, 2004                     (166)                548                     -             382
                                                         =============    ===============     =================     ===========

        Cost:
        Balance at January 1, 2005                              (178)              1,250                     -           1,072
        Impacts of adoption of HKFRS 3:
        Transferred from negative goodwill to retained
         earnings (Note 3(b))                                     181                  -                     -             181
                                                         -------------    ---------------     -----------------     -----------
        Balance at January 1, 2005, as restated                     3              1,250                     -           1,253
        Additions                                                   -                663                   540           1,203
                                                         -------------    ---------------     -----------------     -----------

        Balance at December 31, 2005                                3              1,913                   540           2,456
                                                         -------------    ---------------     -----------------     -----------

        Accumulated amortization
        Balance at January 1, 2005                                 12              (702)                     -           (690)
        Impacts of adoption of HKFRS 3:
        Transferred from negative goodwill to retained
         earnings (Note 3(b))                                    (15)                 -                      -            (15)
                                                         -------------    ---------------     -----------------     -----------
        Balance at January 1, 2005, as restated                   (3)              (702)                     -           (705)
        Amortization for the year                                  -               (223)                 (135)           (358)
                                                         -------------    ---------------     -----------------     -----------

        Balance at December 31, 2005                              (3)              (925)                 (135)         (1,063)
                                                         -------------    ---------------     -----------------     -----------

        Net book value at December 31, 2005                         -                988                   405           1,393
                                                         =============    ===============     =================     ===========

         The intangible assets will be fully amortized in the five succeeding fiscal years.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


24       Other non-current assets

                                                                                   As at December 31,
                                                                  -------------------------------------------------
                                                                                   2004                       2005
                                                                  ----------------------      ---------------------
                                                                            RMB million                RMB million
                                                                               Restated
                                                                              Notes 2&3
               Installation cost                                                  4,866                      4,197
               Customer acquisition costs                                         1,304                          -
               Prepaid network capacities                                         1,322                      1,454
               Discount on foreign exchange forward contracts
                (note 3(d))                                                          59                          -
               Others                                                               985                        383
                                                                  ----------------------      ---------------------

                                                                                  8,536                      6,034
                                                                  =======================      =====================

               During 2005, due to a change in the nature of promotions offered by the Group, the amortisation period of customer acquisition costs fell below one year. In response to this, the Group has recorded customer acquisition costs arising from 2005 as prepayments and other receivables. The total amount of customer acquisition costs in prepaid expenses as at December 31, 2005 was RMB 324 million (2004: Nil).

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS




25       Accounts payable

                                             As at December 31,
                                 ----------------------------------------------
                                                 2004                     2005
                                 ---------------------    ---------------------
                                          RMB million              RMB million
                                             Restated
                                               Note 2

          0-30 days                             8,371                    6,281
          31-60 days                            2,351                    1,796
          61-90 days                            1,223                    1,297
          91-180 days                           2,922                    1,940
          Over 180 days                         6,258                    5,405
                                 ---------------------    ---------------------

          Total                                21,125                   16,719
                                 =====================    =====================

           Included in accounts payable are amounts due to other state-owned telecommunications operators amounting to RMB 48 million (2004: RMB 69 million).

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


26       Accruals and other payables

                                                     Group
                                 ----------------------------------------------
                                                 As at December 31,
                                 ----------------------------------------------
                                                  2004                    2005
                                 ----------------------      ------------------
                                                   RMB                     RMB
                                               million                 million
                                 ----------------------      ------------------
                                              Restated
                                                Note 2

           Accrued expenses                      1,580                     872
           Other payables                        3,286                   3,033
                                 ----------------------      ------------------

           Total                                 4,866                   3,905
                                 ======================      ==================

27       Bank and other loans

(a)      The short term bank loans were unsecured and comprise:

                                                                                      As at December 31,
                                                                           -----------------------------------------
           Currency               Interest rate and final maturity                        2004                 2005
           --------------------   --------------------------------------   --------------------    -----------------
                                                                                    RMB million           RMB million
                                                                                      Restated
                                                                                        Note 2

           Renminbi               Interest rates ranging from 4.70% to
           denominated               5.02% per annum with maturity
                                     through December 18, 2006                          44,692               47,341

           US Dollar              Interest rates ranging from 2.59% to
           denominated               3.98% per annum                                       190                    -
                                                                           --------------------    -----------------

                                                                                        44,882               47,341
                                                                           ====================    =================

         The carrying values of short term bank loans approximate their fair values which are based on cash flows discounted using a rate based on the borrowing rate of 4.70%-5.02% (2004: 2.59%-5.94%).

         Included in short-term bank loans were loans from state-owned banks amounting to RMB 46,541 million as at December 31, 2005 (2004: RMB 43,472 million).

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


27       Bank and other loans (continued)

(b)      The Group's long term bank and other loans comprise:


                                                                            As at December 31,
                                                             --------------------------------------------------
                                                  Note                          2004                      2005
                                                ----------   ------------------------      --------------------
                                                                          RMB million               RMB million
                                                                            Restated
                                                                              Note 2

           Bank loans                              (i)                       34,678                    22,734
           Finance lease obligations              (ii)                        3,101                     2,255
                                                             ------------------------      --------------------

                                                                             37,779                    24,989
                                                             ========================      ====================

           Less: Current portion                                            (11,727)                   (6,846)
                                                             ------------------------      --------------------

                                                                             26,052                    18,143
                                                             ========================      ====================

           The carrying values of the current portion of long term bank loans approximate their fair values which are based on cash flows discounted using a rate based on the borrowing rate of 5.58% (2004:
           5.22%).

           Included in the long term bank loans were loans from state-owned banks amounting to RMB 22,685 million as at December 31, 2005 (2004:
           RMB 33,218 million).

(i)      Long term bank loans

                                                                             As at December 31,
                                                               -----------------------------------------------
                                                                                   2004                  2005
                                                               -------------------------    ------------------
                                                                            RMB million           RMB million
                                                                               Restated
                                                                                 Note 2
           Loans
             Unsecured                                                          32,075                 22,414
             Secured                                                             2,603                    320
                                                               -------------------------    ------------------

           Total                                                                34,678                 22,734
                                                               -------------------------    ------------------

           Less: Current portion                                               (10,796)                (5,579)
                                                               -------------------------    ------------------

           Long term loans                                                      23,882                 17,155
                                                               =========================    ==================

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


27       Bank and other loans (continued)

(b)      The Group's long term bank and other loans comprise (continued):

(i)      Long term bank loans (continued)

         The Group's long term bank loans were repayable as follows:

                                                                              As at December 31,
                                                            --------------------------------------------------------
                                                                                2004                           2005
                                                            -------------------------    ---------------------------
                                                                          RMB million                    RMB million
                                                                            Restated
                                                                              Note 2

        Within one year                                                       10,796                          5,579
        In the second year                                                     8,276                          7,774
        In the third to fifth year, inclusive                                 12,140                          5,886
        After the fifth year                                                   3,466                          3,495
                                                            -------------------------    ---------------------------

                                                                              34,678                         22,734
                                                            =========================    ===========================

                                                                                As at December 31,
                                                                ----------------------------------------------------
        Currency                Interest rate and final                         2004                           2005
                                maturity
        -------------------     ----------------------------    ---------------------          ---------------------
                                                                         RMB million                    RMB million
                                                                            Restated
        Bank loan                                                             Note 2

        Renminbi                Interest rates ranging
        denominated               from 2.40%  to 10.08%
                                  per annum with maturity
                                  through December 20, 2019                   29,503                         20,736

        US Dollar               Interest rates ranging
        denominated               from 1.25% to 8.00% per
                                  annum with maturity
                                  through October 31, 2039                     3,223                          1,241

        Japanese Yen            Interest rate is 2.12% per
        denominated               annum with maturity
                                  through January 7, 2014                      1,342                            327

        Euro denominated        Interest rates ranging
                                  from 0.50%  to 7.35% per
                                  annum with maturity
                                  through March 15, 2034                         610                            430
                                                                ---------------------          ---------------------

                                                                              34,678                         22,734
                                                                =====================          =====================

         As at December 31, 2005, secured bank loans of RMB 320 million (2004:
         RMB 2,603 million) which were secured by the following:

o Corporate guarantees granted by China Netcom Group to the extent of RMB 75 million (2004: RMB 2,148 million); and

o Corporate guarantee granted by third parties to the extent of RMB 245 million (2004: RMB 452 million).

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


27       Bank and other loans (continued)

(b)      The Group's long term bank and other loans comprise (continued):

(ii)     Finance lease obligations

                                                     As at December 31,
                                           -------------------------------------
                                                      2004                 2005
                                           ----------------    -----------------
                                               RMB million          RMB million
                                                  Restated
                                                    Note 2

        Obligation under finance leases              3,101                2,255
        Less: current portion                        (931)              (1,267)
                                           ----------------    -----------------
                                                     2,170                  988
                                           ================    =================

         In 2005, the Group has entered into a finance lease arrangement with a related party, getting funding of RMB 322 million. The net book value of the assets under finance lease was RMB 317 million as at December 31, 2005 (2004: RMB 2,592 million). The accumulated finance lease obligation as at December 31, 2005 amounted to RMB 2,255 million. (2004: RMB 2,408 million).

         The interest rates charged on finance lease are ranging from 2.50% to 5.70% with maturity through December 8, 2008 (2004: 2.50% to 5.18% with maturity through December 31, 2007).

         The Group's liabilities under finance leases are analyzed as follows:


                                                                                     As at December 31,
                                                                         -------------------------------------------
                                                                                         2004                  2005
                                                                         ---------------------    ------------------
                                                                                  RMB million           RMB million
                                                                                     Restated
                                                                                       Note 2

        Within one year                                                                1,005                 1,319
        In the second year                                                             1,396                   903
        In the third to fifth year, inclusive                                            831                   106
                                                                         ---------------------    ------------------

                                                                                       3,232                 2,328
        Less: future finance charges on finance leases                                  (131)                  (73)
                                                                         ---------------------    ------------------

        Present value of finance lease liabilities                                     3,101                 2,255
                                                                         =====================    ==================

        The present value of finance lease liabilities is as follows:

        Within one year                                                                  931                 1,267
        In the second year                                                             1,350                   885
        In the third to fifth year, inclusive                                            820                   103
                                                                         ---------------------    ------------------

                                                                                       3,101                 2,255
                                                                         =====================    ==================


         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


27       Bank and other loans (continued)

(c) The fair value of the Group's non-current portion of long term bank and other loans at December 31, 2005 and 2004 were as follows:

                                                                                      As at December 31,
                                                                           -----------------------------------------
                                                                                          2004                 2005
                                                                           --------------------    -----------------
                                                                                   RMB million          RMB million
                                                                                      Restated
                                                                                     Notes 2&3

        Long term bank loans                                                            21,899               15,571
        Finance lease obligations                                                        1,908                  958
                                                                           --------------------    -----------------
                                                                                        23,807               16,529
                                                                           ====================    =================

         The fair value are based on cash flows discounted using rates based on the borrowing rates of ranging from 2.54% to 6.12% (2004: 0.19% to 9.20%).

28       Amount due from/(to) holding companies and fellow subsidiaries

                                                                                          As at 31 December,
                                                                                ----------------------------------------
                                                               Note                         2004                2005
                                                              -------           ------------------    ------------------
                                                                                     RMB million         RMB million
                                                                                        Restated
                                                                                          Note 2
         Current:

         Due from ultimate holding company                     (a)                           785                  89
         Due from other holding companies                      (a)                             1                   1
         Due from fellow subsidiaries                          (a)                           301                 157
                                                                                ------------------    -----------------

         Total                                                                             1,087                 247
                                                                                ==================    ==================

         Due to ultimate holding company
           -Deferred consideration                             (b)                             -               1,960
           -Others                                             (a)                         3,704               3,877
         Due to fellow subsidiaries                            (a)                         6,376               3,153
                                                                                ------------------    ------------------

         Total                                                                            10,080               8,990
                                                                                ==================    ==================

         Non-current:

         Due to ultimate holding company
           -Deferred consideration                             (b)                             -               7,840
                                                                                ------------------    ------------------

         Total                                                                                 -               7,840
                                                                                ==================    ==================

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


28       Amount due from/(to) holding companies and fellow subsidiaries
         (continued)

         Note:

         (a) These are interest free, unsecured and have no fixed terms of repayment.

         (b) Balance represents the deferred payments arising from the Acquisition outstanding at year end. The balance is charged at interest rate of 5.265% per annum with final maturity through June 30, 2010. The deferred payment is analyzed as follows:

                                                                                 As at 31 December
                                                                  ------------------------------------------------
                                                                                   2004                      2005
                                                                  ----------------------    ----------------------
                                                                            RMB million               RMB million

        Within one year                                                               -                     1,960
        In the second year                                                            -                     1,960
        In the third to fifth year, inclusive                                         -                     5,880
                                                                  ----------------------    ----------------------
        Total                                                                         -                     9,800
                                                                  ======================    ======================

29       Deferred revenues

                                                                                As at December 31,
                                                                  -----------------------------------------------
                                                                                    2004                    2005
                                                                  -----------------------    --------------------
                                                                             RMB million             RMB million
                                                                                Restated
                                                                                  Note 2
        Balance at beginning of year:
        -upfront connection fees                                                 13,256                   8,910
        -upfront installation fees                                                8,001                   7,638
        -advances from network capacity sales                                     2,050                   2,173
        -prepaid telephony services                                               3,677                   4,143
                                                                  -----------------------    --------------------

                                                                                 26,984                  22,864
                                                                  -----------------------    --------------------

        Additions for the year:
        -upfront connection fees                                                      -                       -
        -upfront installation fees                                                1,205                     573
        -advances from network capacity sales                                       242                     461
        -prepaid telephony services                                              18,636                  24,435
                                                                  -----------------------    --------------------

                                                                                 20,083                  25,469
                                                                  -----------------------    --------------------

        Reductions for the year:
        -upfront connection fees                                                 (4,346)                 (3,405)
        -upfront installation fees                                               (1,568)                 (1,442)
        -advances from network capacity sales                                      (114)                   (280)
        -prepaid telephony services                                             (18,126)                (24,306)
                                                                  -----------------------    --------------------

                                                                                (24,154)                (29,433)
                                                                  -----------------------    --------------------

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


29       Deferred revenues (continued)

                                                                                       As at December 31,
                                                                        --------------------------------------------------
                                                                                           2004                      2005
                                                                        ------------------------     ---------------------
                                                                                    RMB million               RMB million
                                                                                       Restated
                                                                                         Note 2
        Distributed to owner in accordance with Listing Reorganization
        - advances from network capacity sales                                              (5)                         -
        - prepaid telephony services                                                       (44)                         -
                                                                        ------------------------     ---------------------

                                                                                           (49)                         -
                                                                        ------------------------     ---------------------

        Balance at end of year:
        - upfront connection fees                                                         8,910                     5,505
        - upfront installation fees                                                       7,638                     6,769
        - advances from network capacity sales                                            2,173                     2,354
        - prepaid telephony services                                                      4,143                     4,272
                                                                        ------------------------     ---------------------

                                                                                         22,864                    18,900
                                                                        ------------------------     ---------------------

        Representing:
        - Current portion                                                                 8,876                     7,975
        - Non-current portion                                                            13,988                    10,925
                                                                        ------------------------     ---------------------

                                                                                         22,864                    18,900
                                                                        ------------------------     ---------------------


30       Provisions
                                                             Early retirement            One-off cash               Total
                                                                     benefits       housing subsidies
                                                         ---------------------    --------------------    ----------------
                                                                          RMB                     RMB                 RMB
                                                                      million                 million             million
                                                              Note(b), 4p(ii)             Note(a),(b)

        At January 1, 2004, as restated (Note 2)                        4,139                   3,988               8,127
        Additional provisions                                             693                       -                 693
        Payments during the year                                        (640)                   (479)             (1,119)
                                                         ---------------------    --------------------    ----------------

        At December 31, 2004                                            4,192                   3,509               7,701
                                                         =====================    ====================    ================

        Analysis of total provisions:
        -Current portion                                                  618                   3,509               4,127
        -Non-current portion                                            3,574                       -               3,574
                                                         ---------------------    --------------------    ----------------

                                                                        4,192                   3,509               7,701
                                                         =====================    ====================    ================

        At January 1, 2005                                              4,192                   3,509               7,701
        Additional provisions                                               2                       -                   2
        Payments during the year                                        (431)                    (69)               (500)
                                                         ---------------------    --------------------    ----------------

        At December 31, 2005                                            3,763                   3,440               7,203
                                                         ---------------------    --------------------    ----------------

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


30       Provisions (continued)

                                                       Early retirement             One-off cash           Total
                                                               benefits        housing subsidies
                                                   ---------------------    ---------------------    ------------
                                                                    RMB                      RMB             RMB
                                                                Million                  million         million
                                                        Note(b), 4p(ii)            Note(a), (b)(C)
        Analysis of total provisions:
        -Current portion                                            589                    3,440           4,029
        -Non-current portion                                      3,174                        -           3,174
                                                   ---------------------    ---------------------    ------------

                                                                  3,763                    3,440           7,203
                                                   =====================    =====================    ============

(a) Certain staff quarters, prior to 1998, have been sold to its employees, subject to a number of eligibility requirements, at preferential prices. In 1998, the State Council issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of allocation of staff quarters. However, the specific timetable and procedures of implementation of these policies were to be determined by individual provincial or municipal government based on the particular situation of the provinces or municipality.

         Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Group is required to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounting to RMB4,142 million, which was charged to the consolidated income statement in the year ended December 31, 2000 when the State Council circular in respect of cash subsidies was issued.


(b) Pursuant to the Listing Reorganization and the Acquisition, if the actual payments required for these subsidies and early retirement benefits differ from the amount provided as at June 30, 2004 and June 30, 2005, China Netcom Group will bear any additional payments required or will be paid the difference if the actual payments are lower than the amount provided. There was no material settlement during the year ended December 31, 2005. (2004: Nil)

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


31       Deferred taxation

         Movements of the deferred tax assets and liabilities are as follows:

                                                                     Recognized
                                                      Balance at      in income     Recognized    Recognized          Balance at
                                               December 31, 2004      statement      in equity     in equity    December 31,2005
                                               ------------------  -------------  ------------  ------------   ------------------
                                                     RMB million    RMB million    RMB million   RMB million         RMB million
                                               ------------------  -------------  ------------  ------------   ------------------
                                                        Restated                      Note (i)       Note
                                                        Note 2&3
Deferred tax assets:
Deferred revenue, primarily advances
from customers                                               208            (29)          (9)             -                  170
Temporary differences from allowance for
doubtful debts                                               398            245         (293)             -                  350
Unrecognized revaluation surplus and deficit
(Note (ii))                                                2,114            (96)           -            843                2,861
Provision for early retirement benefits                      597            (99)        (498)             -                    -
Depreciation of fixed assets                                 325             95         (420)             -                    -
Others                                                       162            (10)         (53)             -                   99
                                               ------------------  -------------  --------------------------   ------------------

Balance at end of year                                     3,804            106       (1,273)           843                3,480
                                               ------------------  -------------  --------------------------   ------------------

Deferred tax liabilities
Interest capitalized                                      (1,489)            32          196              -               (1,261)
Others                                                       (87)            24            -              -                  (63)
                                               ------------------  -------------  --------------------------   ------------------

Balance at end of year                                    (1,576)            56          196              -               (1,324)
                                               ------------------  -------------  --------------------------   ------------------

The amounts in the consolidated balance
sheet are as follows:
Deferred tax assets to be recovered after
more than 12 months                                        2,997                                                           2,906
                                               ------------------                                              ------------------
Deferred tax liabilities to be settled
after more than 12 months                                 (1,318)                                                         (1,190)

                                               ------------------                                              ------------------


         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


31       Deferred taxation (continued)

                                      Balance at    Recognized                                                       Balance at
                                    December 31,     in income   Recognized   Recognized   Recognized   Recognized  December 31,
                                            2003     statement    in equity    in equity    in equity    in equity         2004
                                    --------------------------------------------------------------------------------------------
                                     RMB million   RMB million  RMB million  RMB million  RMB million  RMB million  RMB million
                                    --------------------------------------------------------------------------------------------
                                        Restated                 Note (iii)     Note (i)     Note (i)    Note (ii)
                                        Note 2&3
Deferred tax assets:
Deferred revenue, primarily
  advances from customers                    944        (223)            -             -        (513)            -          208
Temporary differences from
  allowance for doubtful debts               458          166            -             -        (226)            -          398
Unrecognized revaluation surplus
  and deficit (Note (ii))                      -        (241)            -                          -        2,355        2,114
Provision for early retirement
  benefits                                 1,431          111            -             -        (945)            -          597
Disposal of fixed assets                   1,577        (944)            -             -        (633)            -            -
Losses of taxation purpose                     -          704        (704)             -            -            -            -
Depreciation of fixed assets                   -          325            -             -            -            -          325
Others                                       450         (25)            -             -        (263)            -          162
                                    --------------------------------------------------------------------------------------------

Balance at end of year                     4,860        (127)        (704)             -      (2,580)        2,355        3,804
                                    --------------------------------------------------------------------------------------------

Deferred tax liabilities:
Revenue recognition                        (712)          133            -             -          579            -            -
Depreciation of fixed assets             (4,843)        3,321            -       (1,275)        2,797            -            -
Deferred costs                             (245)          114            -             -          131            -            -
Interest capitalized                     (1,059)        (160)            -             -        (270)            -       (1,489)
Others                                     (113)         (26)            -             -           52            -          (87)
                                    --------------------------------------------------------------------------------------------
Balance at end of year                   (6,972)        3,382            -       (1,275)        3,289            -       (1,576)
                                    --------------------------------------------------------------------------------------------

The amounts in the consolidated
  balance sheet as follows:
Deferred tax assets to be recovered
  after more than 12 months               2,408                                                                           2,997
                                    -------------                                                                    -----------
Deferred tax liabilities to be
  settled after more than 12 months      (5,997)                                                                         (1,318)
                                    -------------                                                                    -----------



                                                                                                       Balance at
                                                               Recognized in      Recognized in       December 31,
                                                                      equity             equity              2004
                                                            ----------------- ------------------  ---------------

                                                               RMB million        RMB million       RMB million
                                                            ----------------- ------------------  ---------------
                                                                  Note (i)          Note (ii)

   Deferred tax assets:
   Deferred revenue, primarily advances from customers               (513)                  -               208
   Temporary differences from allowance for doubtful
     debts                                                           (226)                  -               398
   Unrecognized revaluation surplus and deficit (Note
     (ii))                                                               -              2,355             2,114
   Provision for early retirement benefits                           (945)                  -               597
   Disposal of fixed assets                                          (633)                  -                 -
   Losses of taxation purpose                                            -                  -                 -
   Depreciation of fixed assets                                          -                  -               325
   Others                                                            (263)                  -               162
                                                            ----------------- -----------------------------------

   Balance at end of year                                          (2,580)              2,355             3,804
                                                            ----------------- -----------------------------------

   Deferred tax liabilities:
   Revenue recognition                                                 579                  -                 -
   Depreciation of fixed assets                                      2,797                  -                 -
   Deferred costs                                                      131                  -                 -
   Interest capitalized                                              (270)                  -            (1,489)
   Others                                                               52                  -               (87)
                                                            ----------------- -----------------------------------
                                                                        ii
   Balance at end of year                                            3,289                  -            (1,576)
                                                            ----------------- -----------------------------------

   The amounts in the consolidated balance sheet as follows:
   Deferred tax assets to be recovered after more than
     12 months                                                                                           2,997
                                                                                                -----------------
   Deferred tax liabilities to be settled after more
     than 12 months                                                                                      (1,318)
                                                                                                -----------------

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


31       Deferred taxation (continued)

         Notes:

(i) As described in Note 20, in connection with the Listing Reorganization and the Acquisition, certain of the Group's telecommunications networks and equipment and furniture, fixture, motor vehicles and other equipment were revalued as at December 31, 2003 and 2004. Such revalued amounts determine the tax bases for these assets for future years. In addition, except for the item described in Note (ii) below, the tax bases of certain assets and liabilities have been adjusted to the revalued amounts incorporated as the carrying values in the balance sheet.

              In connection with the Listing Reorganization, the Group's net deferred tax liabilities were reduced by RMB 709 million (comprising the recognition of deferred tax assets of RMB 2,580 million and deferred tax liabilities of RMB 3,289 million), and this decrease was recorded as a credit to owner's equity upon the date of the Reorganization on June 30, 2004. The RMB 709 million net reduction of deferred tax liabilities, comprised RMB 846 million, being the deferred tax liabilities from the revaluation surplus of fixed assets credited to revaluation reserves and RMB 137 million of deferred tax assets debited to retained earnings.

              In connection with the Acquisition, the Group's net deferred tax assets were subsequently reduced by RMB 1,076 million (comprising deferred tax assets of RMB 1,272 million and deferred tax liabilities of RMB 196 million), and this decrease was recorded as a debit to owner's equity upon the date of the Reorganization on June 30, 2005. The RMB 1,076 million net decrease of comprised RMB 1,097 million, being deferred tax liabilities originating from the revaluation surplus of fixed assets recorded, was credited to revaluation reserves and RMB 2,174 million deferred tax assets were debited to retained earnings.

(ii) In addition, in order to determine the future tax bases used for future years after the Listing Reorganization and the Acquisition, the Group's up-front prepayments made for the leasehold land and buildings were revalued for PRC tax purposes as at December 31, 2003 and 2004. However, the resulting revaluations of the up-front prepayments made for the leasehold land and buildings were not incorporated into the consolidated financial statements. As a result, deferred tax assets were subsequently recorded with corresponding increases in owner's equity upon the Listing Reorganization on June 30, 2004 and the Acquisition on June 30, 2005. In the opinion of the directors, it is more likely than not that the Group will realize the benefits of the deferred tax asset after making reference to the historical taxable income of the Group. The amount is transferred to retained earnings upon the corresponding realization of the underlying deferred tax assets.

              During the Listing Reorganization, the leasehold land and buildings had a net surplus on revaluation of RMB 6,967 million as at December 31, 2003. As explained in the preceding paragraph, a deferred tax asset of RMB 2,355 million was subsequently recorded with a corresponding increase in owner's equity upon the Listing Reorganization on June 30, 2004. The amount of transfer to retained earnings for the year ended December 31, 2005 was RMB 57 million (2004: 241 million).

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


31       Deferred taxation (continued)

         Notes:

         (ii) (continued)

              During the Acquisition, the leasehold land and buildings has a net surplus on revaluation of RMB 2,553 million as at December 31, 2004. As explained above, a deferred tax asset of RMB 843 million was subsequently recorded with a corresponding increase in owner's equity upon the Acquisition on June 30, 2005. The amount of transfer to retained earnings for the year ended December 31, 2005 was RMB 39 million.

(iii) This represents the net tax loss carried forward of the four newly acquired provinces/autonomous from year 2004. As the tax loss was utilised by China Netcom Group in the same year, the utilization of the deferred tax assets was reflected as a distribution to the owner in the combined statement of changes in owner's equity.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS



32       Share capital


                                                                           Authorized
                    -----------------------------------------------------------------------------------------------------------
                                                                    Convertible preference shares of
                           Ordinary shares of US$0.04 each             US$0.04 each (Note (c))                     Total
                    -------------------------------------------  -------------------------------------    ---------------------
                      No of shares            US$   RMB Million  No of shares      US$    RMB Million         US$   RMB Million
                    --------------- --------------  -----------  ------------  --------   ------------    --------  -----------
At January 1, 2004,
 December 31, 2004
 and 2005           25,000,000,000   1,000,000,000        8,277     7,741,782    309,671       3      1,000,309,671       8,280
                    =============== ==============  ===========  ============  =========  ======      =============   =========

                                                                             Issued
                    -----------------------------------------------------------------------------------------------------------
                                                                    Convertible preference shares of
                               Ordinary shares of US$0.04 each         US$0.04 each (Note (c))                     Total
                    -------------------------------------------------------    ------------------------------------------------
                      No of shares           US$    RMB million  No of shares     US$     RMB Million         US$   RMB Million
                    ---------------  -------------  -----------  ------------  -------    -----------    ---------  -----------

At January 1, 2004
 (Note (b))          5,492,258,218     219,690,329        1,816     7,741,782    309,671       3        220,000,000       1,819
                    ---------------  -------------  -----------  -----------     -------  ------       ------------   ---------
Conversion of
 convertible
 preference shares
 (Note (c))              7,741,782         309,671            3    (7,741,782)  (309,671)     (3)             -               -
Issue of shares
 through Global
 Offering (Note
 (d))                1,093,529,000      43,741,160          362             -         -        -         43,741,160         362
                    ---------------  -------------  -----------  ------------  --------   ------       ------------   ---------
At December 31,
 2004 and 2005       6,593,529,000     263,741,160        2,181             -         -        -        263,741,160       2,181
                    ---------------  -------------  -----------  ------------  --------   ------       ------------   ---------


         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS



32       Share capital (continued)

         Notes:

         (a) Pursuant to an ordinary resolution dated September 1, 2004, the authorized share capital of the Company was increased to US$1,000,000,000 by creating additional 99,600,000,000 shares of US$0.01 each. Pursuant to an ordinary resolution passed on September 7, 2004, every four issued and unissued shares of US$0.01 each were consolidated into one new share of US$0.04 each. Following the creation of 99,600,000,000 additional shares and the share consolidation, the authorized share capital of the Company is RMB 8,277 million divided into 25,000,000,000 shares of US$0.04 each, of which 5,492,258,218 shares were in issue and fully paid. The shares after the share consolidation rank pair in all respects with each other. All references to the share capital of the Company in this annual report have been adjusted retrospectively to take into account the increase in authorized share capital and share consolidation. The increase in authorized capital is applied respectively in presentation of share capital of the consolidated balance sheets as detailed in notes below.

         (b) The share capital presented in the consolidated balance sheet at January 1, 2004 represents (i) the share capital of the Company, including the shares as at January 1, 2004 totaling 50,000,000 ordinary shares, (ii) shares issued for the asset injection arising from the Listing Reorganization totaling 5,442,258,218 ordinary shares.

                  The shares described in (ii) are deemed to have been issued since January 1, 2004 as the shares were issued for business combination under common control. The difference between the nominal value of the shares described in (ii) and the value of the net assets injected into the Company under the asset injection, totaling approximately RMB 3,100 million, is reflected as share premium.

         (c) All preference shares were converted into ordinary shares of the Company on August 30, 2004.

         (d) On December 8, 2004, the Company completed its Global Offering. The listing proceeds of the aforementioned Global Offering of shares, net of share issue expenses of HK$650 million (equivalent to RMB689 million) amounted to approximately HK$8,438 million (equivalent to RMB8,944 million). The resulting share premium amounted to approximately HK$8,096 million (equivalent to RMB 8,582 million).

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS



33       Share option scheme

         A share option scheme was approved pursuant to a directors' resolution on September 30, 2004 ("Share Option Scheme"). Share options are granted to directors of the Company and to certain employees of the Group at the directors' discretion. Share options can be exercised at least 18 months from the later of the date of grant or the date of the listing of the shares of the Company on the Hong Kong Stock Exchange and subject to certain vesting schedules.

         On October 22, 2004, 158,640,000 share options with an exercise price of HK$ 8.40 each were granted to the directors of the Company and certain employees of the Group (the "First Grant").

         The total number of ordinary shares that are available for issuance upon the exercise of options granted pursuant to this scheme may not exceed 10% of the total number of issued ordinary shares. The Company may, however, seek separate approvals from its shareholders for granting options beyond the 10% limit.

         Pursuant to the Company's share option plan, the Company granted 158,640,000 options to certain of its directors and employees, immediately prior to the closing of its global offering, to subscribe for its ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. The First Grant has an exercise period of six years from the date of grant.

         On December 6, 2005, the board of directors approved the granting of 79,320,000 shares of share options to certain management personnel of the newly acquired four northern provinces/autonomous region and other professional personnel designated by the Compensation and Nomination Committee.

         A director resigned in 2004 and the options granted to him amounting to 920,000 were cancelled on the date of his resignation in accordance with the terms of the share option scheme.

         Three staff resigned in 2005 and the options granted to them amounting to 1,017,000 cancelled on the date of his resignation in accordance with the terms of the share option scheme.

         The movement of the share options granted in the First Share scheme during the year is summarized as follows:



                                                        No. of share options
                                                                                                             Subscription
                            Outstanding                                                        Outstanding      price per
                                  as at     Granted  Exercised r       Lapsed    Cancelled           as at          share
                             January 1,      during   during the       during   during the    December 31,         of the
                                   2005    the year         year     the year         year            2005        Company
                           ------------- ----------- ------------ ------------ ------------ --------------- --------------
                                                                                                                      HK$
         No. of share
          options           157,720,000  79,320,000            -         -      (1,017,000)     236,023,000      8.4/12.45
         No. of
          directors and
          employees                 455         260            -         -              (3)             712




         The grant date fair value of the share options granted in the First Grant is determined by the Black-scholes model based on the following assumptions: expected dividend pay-off ratio of 35%, expected vesting period of 5 years, expected fluctuation rate of 23.6% and risk-free interest rate of 4.3%. The weighted average fair value of the share option on grant date was determined as HK$ 1.22 per share (RMB1.28 per share). Since there is subjectivity exercised in the valuation model adopted and the assumption based on which the fair value of the share options are determined, and any change in these subjective assumption may have significant impact to the fair value of the share options, the Black-Scholes Model adopted may not be able to reliably determine the fair value of the share options.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS



34       Consolidated cash flow statements

 (a) Reconciliation of profit before taxation to net cash flows generated from operations




                                                                                  Year ended December 31,
                                                                   ------------------------------------------------------
                                                                           2003                  2004               2005
                                                                   -------------    ------------------     --------------
                                                                            RMB                  RMB                 RMB
                                                                        million              million             million
                                                                       Restated             Restated
                                                                         Note 2             Note 2&3

        Profit before taxation                                          (18,124)               2,376              17,317
        Depreciation of fixed assets and amortization of
          intangible assets                                              26,781               25,129              25,012
        Lease prepayments for land                                           19                   51                  37
        Amortization of deferred revenues                               (20,365)             (24,154)            (29,433)
        Deferred costs charged to the income statements                   2,050                3,646               2,553
        Deficit on revaluation of fixed assets                           25,778               11,318                   -
        Bad and doubtful debts                                            1,026                1,185               1,148
        Loss on disposal of fixed assets                                  2,224                  212                 363
        Share based compensation                                              -                   18                 104
        Dividend income                                                     (45)                 (17)                (29)
        Share of loss of associated companies                               416                    1                   -
        Interest income                                                     (95)                 (87)               (157)
        Interest expense                                                  4,008                3,751               3,586
        Discount on foreign currency exchange forward contracts              20                   18                   -
        Realized (gain) on disposal of short-term investments                (1)                   -                   -
        Unrealized loss on short-term investments                            (7)                   4                   -
        Foreign exchange (gain)/loss                                        142                  105                (232)
        Impairment of property, plant and equipment and lease
          prepayments for land                                              149                    -                   -

        Operating cashflow before working capital changes                23,976               23,556              20,269
        Increase in accounts receivable                                  (2,164)              (1,010)             (1,399)
        (Increase)/decrease in inventories and consumables                 (148)                 108                 768
        Decrease/(increase) in prepayments, other receivables
          and other current assets                                          436                 (505)                788
        Increase in other non-current assets                             (3,665)              (3,302)               (519)
        Increase/(decrease) in accounts payable                           1,511                1,512              (3,281)
        Decrease in accruals and other payables                            (592)              (3,008)             (1,363)
        Increase in deferred revenues                                    16,173               20,083              25,469
                                                                   -------------    ------------------     --------------

        Net cash inflow generated from operations                        35,527               37,434              40,732
                                                                   =============    ==================     ==============



(b) Major non-cash transactions

         During 2005, the Group paid RMB 3,000 million out of the total consideration for the Acquisition (Note 1). The remaining balance of RMB 9,800 is recognized as deferred payments and included in amount due to the ultimate holding company.

         During 2005, the Group entered into finance lease arrangements in respect of newly acquired fixed assets with a total capital value at the inception of the lease of RMB 338 million (2004: RMB1,950 million; 2003: RMB 1,175 million).

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS



34       Consolidated cash flow statements (continued)

(b)      Major non-cash transactions (continued)

         During 2004, the immediate holding company assigned a loan to the Company which resulted in a direct debit to the Company's equity.

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

         The net assets acquired and the net cash inflow in respect of the purchase of the remaining 49% interest in Asia Netcom, which has a group of subsidiaries, is analyzed as follows:

                                                                       As at
                                                                December 31,
                                                                        2003
                                                                         RMB
                                                                     million

        Net assets acquired at their respective estimated fair values

        Fixed assets                                                   3,037
        Deferred costs                                                   870
        Other non-current assets                                         157
        Cash and bank deposits                                           580
        Accounts receivables and other current assets                    442
        Accounts payable and other current liabilities                (1,207)
        Advances from network capacity sales                          (2,032)
        Bank and other loans                                          (1,011)
                                                                     ---------
        Net assets                                                       836
                                                                     ---------
        49% of net assets                                                410
        Goodwill (note 3b)                                               115
                                                                     ---------
        Satisfied by Cash                                                525
                                                                     =========
                                                                        (525)
        Cash and bank deposits acquired                                  580
                                                                     ---------
        Net cash inflow in respect of the purchase of subsidiaries        55
                                                                     =========

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS




35       Banking facilities

         As at December 31, 2005 and 2004, the Group's banking facilities are as follows:

                                                       Group
                                        ----------------------------------------
                                                             As at December 31
                                        ----------------------------------------
                                                 2004                    2005
                                        --------------       -----------------
                                            RMB million             RMB million
                                              Restated
                                                Note 2

        Amount utilized                        79,560                  70,075

        Amount unutilized                      24,349                 104,731
                                        --------------       -----------------

        Aggregate banking facilities          103,909                 174,806
                                        ==============       =================

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


36       Commitments


 (a)     Capital commitments

                                                                                   Group
                                                         -----------------------------------------------------------
                                                                                 As at                        As at
                                                                          December 31,                 December 31,
                                                         ------------------------------    -------------------------
                                                                                  2004                         2005
                                                         ------------------------------    -------------------------
                                                                           RMB million                  RMB million
                                                                              Restated
                                                                                Note 2
        Contracted but not provided for
        -Leasehold land and buildings                                              137                          227
        -Telecommunications networks and equipment                               1,072                        1,376
        -Others                                                                      6                          112
                                                         ------------------------------    -------------------------

                                                                                 1,215                        1,715
                                                         ==============================    =========================

        Authorized but not contracted for
        -Leasehold land and buildings                                                2                           27
        -Telecommunications networks and equipment                               1,778                          112
        -Others                                                                      -                            -
                                                         ------------------------------    -------------------------

                                                                                 1,780                          139
                                                         ==============================    =========================

(b) Operating lease commitments

         The Group has future minimum lease payments under non-cancelable operating leases in respect of premises and equipment as follows:


                                                                                   Group
                                                         -----------------------------------------------------------
                                                                                 As at                        As at
                                                                         December 31,                  December 31,
                                                         -----------------------------    --------------------------
                                                                                 2004                          2005
                                                         -----------------------------    --------------------------
                                                                          RMB million                   RMB million
                                                                             Restated
                                                                               Note 2

        Not later than one year                                                   804                           994
        Later than one year and not later than five
         years                                                                  1,148                         1,373
        Later than five years                                                   1,518                         1,699
                                                         -----------------------------    --------------------------

                                                                                3,470                         4,066
                                                         =============================    ==========================

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


37       Related party transactions


         All state-controlled enterprises, their subsidiaries, their key management and their close family, and their employees represent related parties of the Group as defined by HKAS 24. China Netcom Group, the Group's parent company, is a state-controlled enterprise directly controlled by the PRC government, which controls different state-owned enterprises and drives the economy of the PRC. The Group is the dominant fixed line telecommunications service provider in northen China by virtue of its historical monopoly over these services. As a result, the Group has extensive transactions including sales to, purchases of services, goods and fixed assets from, leasing of assets from and banking transactions with other state-owned parties in its ordinary course of business. These transactions are carried out at terms similar to those obtained by other state-owned parties and have been reflected in the financial statements.

         The Group's operations are subject to the supervision of and regulation by the PRC Government. The Ministry of Information Industry (MII), pursuant to the authority delegated by the PRC's State Council, is responsible for formulating the policies and regulations for the telecommunications industry in China, including granting license, allocating frequency spectrum, formulating interconnection and settlement arrangement between telecommunications operator, enforcing industry regulation and reviewing tariffs for domestic services. Other PRC governmental authorities also regulate tariff polices, capital investment and foreign investment in the telecommunications industry.

         As a state-owned telecommunication operator, the Group has extensive transactions with other state-owned telecommunication operators in its ordinary course of business. These transactions are carried out in accordance with the rules and regulations stipulated by the MII of the PRC Government and disclosed below.

         The Group has extensive transactions with other members of the China Netcom Group. It is possible that the terms of the transactions between the Group and other members of the China Netcom Group are not the same as those that would result from transactions with other related parties or wholly unrelated parties.

         Management believes that meaningful information relative to related party disclosures has been adequately disclosed.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS



37       Related party transactions (continued)


                                                                                For the year ended,
                                                                  ------------------------------------------------
                                                                         2003               2004             2005
                                                                  ------------    ---------------    -------------
                                                                          RMB                RMB              RMB
                                                    Notes             million            million          million
                                               ---------------    ------------    ---------------    -------------
                                                                     Restated           Restated
                                                                       Note 2           Note 2&3
        Emolument of key management                  (i)
         - salaries and welfare                                             -                 14               22
         - contributions to retirement scheme                               -                  1                1
                                                                  ------------   ----------------    -------------

        Subtotal                                                            -                 15               23
                                                                  ============    ===============    =============

        Interconnection fees
         - from fellow subsidiaries                (iv)(b)                  -                148              251
         - from other state-owned
          telecommunications operators             (iv)(b)              3,763              5,481            6,442
                                                                  ------------    ---------------    -------------

        Subtotal                                                        3,763              5,629            6,693
                                                                  ============    ===============    =============

        Interconnection charges
         - to fellow subsidiaries                 (iv)(b)                   -                198              611
         - to other state-owned
          telecommunications operators             (iv)(b)                756              1,200            1,475
                                                                  ------------    ---------------    -------------

        Subtotal                                                          756              1,398            2,086
                                                                  ============    ===============    =============

        Rental income from properties leased
          to fellow subsidiaries               (iv)(a),(iv)(c)              4                  3                -
                                                                  ============    ===============    =============

        Purchase of materials
         - from fellow subsidiaries            (iv)(a),(iv)(c)          3,091              2,122            1,298
         - from other related companies        (iv)(a),(iv)(c)          1,801                822              231
                                                                  ------------    ---------------    -------------

         Subtotal                                                       4,892              2,944            1,529
                                                                  ============    ===============    =============

        Receipt of engineering, project
          planning, design, construction and
          information technology services
         - from fellow subsidiaries            (iv)(a),(iv)(b)          2,624              3,185            2,236
         - from other related companies        (iv)(a),(iv)(b)          1,573                392              413
                                                                  ------------    ---------------    -------------

         Subtotal                                                       4,197              3,577            2,649
                                                                  ============    ===============    =============

         Ancillary telecommunications
          support services
         - from fellow subsidiaries                  (v)                1,113                554              435
         - from other related companies              (v)                  767                235               51





         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS



                                                                  ------------    ---------------    -------------

         Subtotal                                                       1,880                789              486
                                                                  ============    ===============    =============


         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


37       Related party transactions (continued)

                                                                                For the year ended,
                                                                   -----------------------------------------------
                                                                           2003            2004              2005
                                                                   -------------   -------------    --------------
                                                    Notes                   RMB             RMB               RMB
                                              -----------------
                                                                        million         million           million
                                                                       Restated        Restated
                                                                         Note 2        Note 2&3
        Payment of operating lease rentals
          of premises
         - to fellow subsidiaries             (iv)(a),(iv)(c)              17               311               655
         - to other related companies         (iv)(a),(iv)(c)              35                 5                 -
                                                                   -------------   -------------    --------------

        Subtotal                                                           52               316               655
                                                                   =============   =============    ==============

        Property sub-lease rentals to
          fellow subsidiaries                 (iv)(a),(iv)(c)               -                33                15
                                                                   =============   =============    ==============

        Common corporate services income
          from ultimate holding company             (vi)                    -                19                89
                                                                   =============   =============    ==============

        Common corporate services
          expenditure paid to ultimate
          holding company                           (vi)                    -               213               279
                                                                   =============   =============    ==============

        Support services received
         - from ultimate holding company           (vii)                    -                 -                 2
         - from fellow subsidiaries                 (vii)               1,494               937               888
         - from other related companies             (vii)               1,479             1,487               264
                                                                   -------------   -------------    --------------

         Subtotal                                                       2,973             2,424             1,154
                                                                   =============   =============    ==============

        Telecommunications rental income
          from other state-owned
          telecommunications operators            (iv)(b)               1,656             1,182             1,271
                                                                   =============   =============    ==============

        Payment for lease of
          Telecommunications facility
              - to ultimate holding company        (viii)                   -                 -                85
              - to fellow subsidiaries             (viii)                   -               138               215
                                                                   -------------   -------------    --------------

        Subtotal                                                            -               138               300
                                                                   =============   =============    ==============

        Payment for purchase of long-term
          telecommunications capacity to
          fellow subsidiaries                       (ix)                    -               173               117
                                                                   =============   =============    ==============

        Payment for lease of long-term
          telecommunications capacity to
          fellow subsidiaries                       (x)                     -                28                84
                                                                   =============   =============    ==============

        Management fee received from fellow
          subsidiaries                              (xi)                    -                28                39
                                                                   =============   =============    ==============

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


37       Related party transactions (continued)

         Notes:

         (i) Represents the emoluments paid to all of the directors and the top management of the Group, who are considered as the related parties of the Group.

         (ii) The Group entered into finance lease arrangements with a related party, details have been set out in Note 27 (b(ii)).

         (iii) Related party represents the non-listed investees of the fellow subsidiaries.

         (iv)     priced based on one of the following three criteria:

                  (a) market price;
                  (b) prices based on government guidance; or
                  (c) cost plus basis.

         (v) Represents provision of ancillary telecommunications support services to the Group by the fellow subsidiaries and the related companies. These services include certain telecommunications pre-sale, on-sale and after-sale services, certain sales agency services, the printing and delivery of invoice services, the maintenance of certain air-conditioning, fire alarm equipment and telephone booths and other customer services.

         (vi) The Group entered into a Master Service Sharing agreement with China Netcom Group pursuant to which expenses associated with common corporate services is allocated between the Group and China Netcom Group based on total asset as appropriate.

         (vii) Represents the support services provided to the Group by the fellow subsidiaries and the related companies. These support services include equipment leasing services, motor vehicles services, safety and security services, conference services, basic construction agency services, equipment maintenance services, employee training services, advertising services, printing services and other support services.

         (viii) The Group entered into a Telecommunications Facilities Leasing Agreement with China Netcom Group pursuant to which the Group leases the international telecommunications facilities and inter-provincial transmission optic fibers from China Netcom Group. The lease payment is based on the depreciation charge of the assets.

         (ix) The Group entered into a Capacity Purchase Agreement with East Asia Netcom Limited ("EANL"), a wholly owned subsidiary of China Netcom Group, pursuant to which the Group receives certain amounts of long-term telecommunications capacity from China Netcom Group at market prices as set out in the Capacity Purchase Agreement.

         (x) The Group entered into a Capacity Lease Agreement with EANL, pursuant to which the Group leases certain amount of capacity of China Netcom Group's telecommunications network at market rates as set out in the Capacity Lease Agreement.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


37      Related party transactions (continued)

         (xi) The Group entered into a Management Services Agreement with EANL, pursuant to which the Group provides certain management services to China Netcom Group either on a cost reimbursement basis or on the basis of cost plus reasonable profits not exceeding the market price as set out in the Management Service Agreement.

         (xii) In addition, pursuant to the Listing Reorganization and the Acquisition, China Netcom Group have agreed to hold and maintain, for the Group's benefit, all licenses received from the MII in connection with the Restructured Businesses transferred to the Group. The licenses maintained by China Netcom Group were granted by the MII at nil or nominal costs. To the extent that China Netcom Group incurs a cost to maintain or obtain licenses in the future, the Company has agreed reimburse China Netcom Group for any such expense.

         (xiii) China Netcom Group has also agreed to indemnify the Group in connection with any tax and deferred tax liabilities not recognized in the financial statements of the Group arising from transactions prior to the date of Listing Reorganization and the Acquisition in relation to the business of the Group prior to the Acquisition and the business of the newly required four provinces/autonomous region respectively.

         (xiv) As at December 31, 2005, China Netcom Group granted corporate guarantee to the Group as set out in Note 27 (b(i)).

         (xv) China Netcom Group, the Group's ultimate holding company, entered into an agreement (the "Sponsorship Agreement") with Beijing Organization Committee ("BOCOG") which designated China Netcom Group as the exclusive fixed-line telecommunications services partner in the People's Republic of China ("PRC") to sponsor the 2008 Beijing Olympic Games. China Netcom Group allocated the sponsorship fee to its members based on the estimated future benefits derived from the Sponsorship Agreement to respective members and the Group has contributed a portion of the required support under the Sponsorship Agreement through providing cash to BOCOG amounting to RMB 540 million. Accordingly, an intangible asset and a payable to the ultimate holding company of the said amount have been recognized on the Group' balance sheet.

         (xvi) At December 31, 2005, the Group has balances with other state-owned telecommunication service providers and loans granted from state-owned banks as set out in Notes 17, 25 and 27 respectively.

         (xvii) The Acquisition was completed at October 31, 2005. Details have been set out in Note 1.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS

38       Condensed financial statements of the Company

         INCOME STATEMENT-THE COMPANY


                                                                            Year ended December 31
                                                                       2003                2004              2005
                                                             ---------------    ----------------    --------------
                                                                        RMB                 RMB               RMB
                                                                    Million             Million           Million
                                                                                       Restated
                                                                                        Notes 3



        Net revenue                                                  38                       -               -

        Cost of revenues                                               -                      -               -
                                                             -----------------------------------------------------

        Gross profit                                                  38                      -               -

        Operating expenses:
          Staff cost                                                    -               (18)               (112)
          Selling, general and administrative                         (19)              (59)                (89)
                                                             ------------------------------------------------------

        Total operating expenses                                       (19)              (77)              (201)
                                                             -----------------------------------------------------

        Operating loss before interest
        income, dividend income and deficit
        on revaluation of fixed assets                                  19               (77)               (201)

        Interest income                                                  -                 11                 66

        Profit from operations
        Finance costs                                                    -                  -                (15)
        Investment income                                                -                  7                276

        Profit/(loss) before tax                                        19                (59)               126
        Income tax benefit/(expense)                                     -                  -                  -
                                                             -----------------------------------------------------

        Net profit/(loss)                                               19                (59)               126
                                                             =====================================================


         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


        BALANCE SHEET-THE COMPANY                                                As at December 31
                                                                                 ------------------------------
                                                                       Note              2004             2005
                                                                      -------    -------------    -------------
                                                                                          RMB              RMB
                                                                                      million          million
                                                                                     Restated
                                                                                       Note 3

        Assets

        Current assets
           Cash and bank deposits                                      (b)              7,789              540
           Short-term investments                                                       1,651                1
           Due from subsidiaries                                       (d)                  -              573
           Prepayments, other receivables and other current assets     (c)                 16               26
                                                                                 -------------    -------------

        Total current assets                                                            9,456            1,140
                                                                                 -------------    -------------

        Non-current assets
           Investments in subsidiaries                                 (d)             37,509           58,577
                                                                                 -------------    -------------

        Total assets                                                                   46,965           59,717
                                                                                 =============    =============

        Liabilities and equity

        Current liabilities
           Accrued expense                                                                140               93
           Due to subsidiaries                                         (d)                  -           12,820
           Due to ultimate holding company                             (g)                142              150
                                                                                 -------------    -------------

        Net current (liabilities)/assets                                                9,174         (11,923)
                                                                                 -------------    -------------

        Total assets less current liabilities                                          46,683           46,654
                                                                                 -------------    -------------

        Financed by:
           Share capital                                                                2,181            2,181
           Reserves                                                    (e)             44,502           44,473
                                                                                 -------------    -------------

        Shareholders' equity                                                           46,683           46,654
                                                                                 -------------    -------------

        Total liabilities & equity                                                     46,965           59,717
                                                                                 =============    =============

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


        CONDENSED STATEMENT OF CASH FLOWS-THE COMPANY
                                                                                   For the year ended,
                                                                               2003            2004           2005
                                                                       -------------    ------------    -----------
                                                                                RMB             RMB            RMB
                                                                            Million         Million        Million

        Net cash used in operating activities                                   (17)            91            (144)
                                                                       --------------------------------------------

        Net cash used in investing activities                                   (62)        (1,334)         (6,648)
                                                                       --------------------------------------------

        Net cash provided by financing activities                                 -          8,944            (457)
                                                                       --------------------------------------------


        Net  (decrease) / increase in cash                                      (79)         7,701          (7,249)
                                                                       ============================================

        Cash and bank deposits, at beginning of the
          year                                                                  167             88           7,789
                                                                       --------------------------------------------

        Cash and bank deposits, at end of the year                               88          7,789             540
                                                                       --------------------------------------------

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


38       Condensed financial statements of the Company (Continued)

(a) The condensed financial statements of the Company have been prepared in accordance with HKFRS issued by HKICPA.

         The subsidiaries declared RMB 260 million dividend to the Company in 2005 (2004: Nil).

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

         The Company did not have any significant commitment as at December 31, 2004 and 2005.

(b)      Cash and bank deposits


                                                                                        The Company
                                                                             ----------------------------------
                                                                                     As at December 31
                                                                             ----------------------------------
                                                                                        2004              2005
                                                                             ----------------    --------------
                                                                                         RMB               RMB
                                                                                     million           million


        Cash and cash equivalents                                                      7,789               540
                                                                             ==================================



(c)      Prepayments, other receivables and other current assets

                                                                                        The Company
                                                                             ----------------------------------
                                                                                    As at December 31,
                                                                             ----------------------------------
                                                                                        2004              2005
                                                                                         RMB               RMB
                                                                                     million           million



      Prepaid expenses, deposits and other current assets                                  8                14
      Other receivables                                                                    8                12
                                                                             ----------------    --------------

      Total                                                                               16                26
                                                                             ================    ==============


         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


38       Condensed financial statements of the Company (Continued)

(d)      Investments in subsidiaries

                                                                                               The Company
                                                                                      ------------------------------
                                                                                           As at December 31,
                                                                                      ------------------------------
                                                                                               2004            2005
                                                                                      --------------   -------------
                                                                                                RMB             RMB
                                                                                            million         million

        Investments cost in subsidiaries                                                     37,509          58,577
        Due from subsidiaries (Note (b))                                                          -             573
        Due to subsidiaries (Note (c))                                                            -        (12,820)
                                                                                      --------------   -------------

                                                                                             37,509          46,330
                                                                                      ==============   =============

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS



38       Condensed financial statements of the Company (Continued)

(d)      Investments in subsidiaries (continued)

Notes:

(a) As at the December 31, 2005, the Group has direct and indirect interests in the following principal subsidiaries, all of which are private companies:


                                                                Issued and          Percentage          Principal
                                       Place and date             fully             of equity          activities
                                             of                  paid up/            interest           and place
                                       incorporation/           registered         attributable             of
         Company name                  establishment             capital           to the Group         operation
        --------------------------    -----------------    ---------------------   --------------    -----------------
        Directly held:
                                                                                                     Provision of
                                                                                                     network
        China Netcom (Group)                               Registered capital                        communication
          Company Limited             PRC,                 of RMB                                    services in the
            (Note (i))                August 6, 1999       51,481,675,600          100%              PRC

        Indirectly held:
                                                                                                     Provision of
        China Netcom Group New                                                                       network
          Horizon                                          Registered share                          communication
          Telecommunications Co.       PRC,                capital of RMB                            services in the
          Limited (Note (ii))          August 9, 2005      9,466,366,618           100%              PRC

                                                           120,000,000                               Investment
        Asia Netcom Corporation       Bermuda              ordinary shares of                        holding in
          Limited  (Note (iii))       October 15, 2002     US$ 0.01 each           100%              Bermuda


         (i) The company is a wholly owned foreign enterprise established in the PRC. The accounts of the company for the years ended December 31, 2004 and 2005 were audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

         (ii) The company is a wholly owned foreign enterprise established in the PRC. The accounts of this company for the year ended December 31, 2005 were audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

         (iii) The financial statements for the years ended December 31, 2004 and 2005 had been audited by PricewaterhouseCoopers.

(b) The balances are unsecured, non-interest bearing and have no fixed repayment terms.

(c) Deferred payments arising from the Acquisition (see note 1) has been transferred to CNC China at the carrying amount. The balance is non-secured, non interest bearing and has no fixed repayment terms

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


38       Condensed financial statements of the Company (Continued)

(e)      Reserves

                                                                Share         Capital          Retained
                                                              premium         reserve          earnings            Total
                                                          -------------    ------------    --------------     ------------
                                                                  RMB             RMB               RMB              RMB
                                                              million         million           million          million
                                                         -------------    ------------    --------------     ------------

         At January 1, 2004                                     2,771               -               191            2,962
         Issue of shares under listing
            Reorganisation                                     31,397           2,982                 -           34,379
         Distribution to owner in accordance with
            Listing Reorganization                                  -               -              (359)            (359)
         Loss for the year                                          -               -               (59)             (59)
         Distribution to an owner upon assignment
            of loan prior to the Global Offering                    -               -            (1,021)          (1,021)
         Issue of shares through Global Offering
            (net of issue expenses)                             8,582               -                 -            8,582
         Share based payments (Note 3(a))                           -              18                 -               18
                                                         -------------    ------------    --------------     ------------

         At December 31,2004 as restated                       42,750           3,000            (1,248)          44,502
                                                         -------------    ------------    --------------     ------------

         Profit for the year                                        -               -               126              126
         Dividends distributed during the year
            (Note 12)                                               -               -              (259)            (259)
         Share based payments                                       -             104                 -              104
                                                         -------------    ------------    --------------     ------------
         At December 31,2005                                   42,750           3,104            (1,381)          44,473
                                                         =============    ============    ==============     ============

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

(f) For the year ended December 31, 2005, profit attributable to shareholders included current year profit of RMB 126 million (2004: a loss of 59 million), which has been dealt with in the financial statements of the Company.

(g) The balances are unsecured, non-interest bearing and have no fixed repayment terms paid on behalf of the Group.

39       Significant subsequent events

(a) After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 12.

(b) On 2 June 2006, the Group entered into an agreement to dispose of the entire interests in Asia Netcom Corporation Limited and its subsidiaries (collectively referred to as "ANC Group") to two independent third parties at an aggregate cash consideration of US$168.84 million (equivalent to RMB 1, 362.57 million). The disposal is subject to a number of conditions including the receipt of all regulatory approvals. The Group will receive the aggregate consideration upon the completion of the disposal which is expected to be in the second half year of 2006. After the disposal, the Group will maintain its business relationship with ANC Group in connection with its own international operations and such business relationship will include the purchase of certain network capacity from ANC Group. The directors are currently evaluating the transaction, which will be recorded when the disposal completes, expected to be in the second half of 2006.

(c) On 16 May 2006, the Board of Directors of CNC China passed a resolution to obtain short-term financing through Commercial Paper offering to a number of PRC banks. The amount of the offering shall not exceed RMB 20 billion. The offering requires an approval from the People's Bank of China and the Company is currently in the process of applying for such an approval.

40       Ultimate holding party

         The ultimate holding company is China Netcom Group which is owned and controlled by PRC Government.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS

41 Reconciliation of HKFRS and Accounting Principles Generally Accepted in the United States ("U.S. GAAP")

(A)      Reconciliation of HKFRS and U.S. GAAP at the Group level


         The consolidated financial statements of the Group have been prepared in accordance with HKFRS, which differs in certain material respects from U.S.GAAP. Differences between HKFRS and U.S.GAAP, which may have significant impacts on the consolidated net income/(loss) and the consolidated shareholders' equity are described below.

         The effect on net profit/(loss) of significant differences between HKFRS and U.S.GAAP for the years ended December 31, 2003, 2004 and 2005 is as follows:


                                                                         2003            2004           2005            2005
                                                                  ------------    ------------    -----------    ------------
                                                                     Restated        Restated
                                                            Note     Note 2&3        Note 2&3
                                                            ----  ------------    ------------    -----------    ------------
                                                                                                                         US$
                                                                                                                     million
                                                                                                                  except per
                                                                      RMB million except per share data           share data
                                                                  -------------------------------------------    ------------
        Consolidated net income/(loss) for the year under            (10,906)           2,699         13,888           1,699
          HKFRS
        U.S.GAAP adjustments(pound)(0)
          Revaluation of fixed assets                       (a)       25,778           11,318              -               -
          Depreciation of revalued fixed assets             (a)            -           (3,529)        (5,110)           (625)
          Share-based compensation                          (b)           (2)               -              -               -
          Others                                                           3               14              -               -
          Tax effect on the above adjustments                (e)      (8,508)          (2,570)         1,687             206
                                                                  ------------    ------------    -----------    ------------

        Consolidated profit for the year under U.S.GAAP                 6,365           7,932         10,465           1,280
                                                                  ============    ============    ===========    ============

        Shares used in computing basic earnings per share               5,492           5,623          6,594           6,594
                                                                  ------------    ------------    -----------    ------------

        Shares used in computing diluted earnings per
          share                                                         5,500           5,630          6,628           6,628
                                                                  ------------    ------------    -----------    ------------

        Basic earnings per share under U.S.GAAP                       RMB1.16         RMB1.41        RMB1.59         USD0.19
                                                                  ------------    ------------    -----------    ------------

        Diluted earnings per share under  U.S.GAAP                    RMB1.16         RMB1.41        RMB1.58         USD0.19
                                                                  ------------    ------------    -----------    ------------

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


41 Reconciliation of HKFRS and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (continued)

(A)      Reconciliation of HKFRS and U.S. GAAP at the Group level (continued)

         The effect on shareholders' equity of significant differences between HKFRS and U.S.GAAP as at December 31, 2003, 2004 and 2005 is as follows:

                                                                              Year ended December 31,
                                                              ---------------------------------------------------------
                                                                    2003            2004           2005           2005
                                                              -----------    ------------    -----------    -----------
                                                                Restated        Restated
                                                     Note       Note 2&3        Note 2&3
                                                    ------    -----------    ------------    -----------    -----------
                                                                             RMB million                        US$ in
                                                                                                               million
                                                                                                            -----------
        Consolidated shareholders' equity under                   53,659          64,595         63,010          7,808
          HKFRS
        U.S.GAAP adjustments(pound)(0)
         Revaluation of fixed assets                 (a)          22,796          30,251         30,251          3,749
         Depreciation of revalued fixed assets       (a)               -          (3,529)        (8,639)        (1,071)
         Convertible preference shares and
          corresponding share premium                (d)          (2,637)              -              -              -
         Difference in distribution to owner upon
          Listing Reorganization                     (f)               -             166              -              -
         Others                                                      (13)              -              -              -
         Tax effect on the above adjustments         (e)          (7,522)         (8,819)        (7,132)          (884)
                                                              -----------    ------------    -----------    -----------

        Consolidated shareholders' equity under
          U.S.GAAP                                                66,283          82,664         77,490          9,602
                                                              -----------    ------------    -----------    -----------

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


41 Reconciliation of HKFRS and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (continued)

(A)      Reconciliation of HKFRS and U.S. GAAP at the Group level (continued)

         In 2005, the Group acquired the fixed line telecommunication service of the northern four provinces/autonomous region (Shanxi Province, Inner Mongolia Autonomous Region, Jilin Province and Heilongjiang Province) from the ultimate holding company, China Netcom Group. Since the Group has adopted merger accounting to account for the Acquisition, 2003 and 2004 comparative figures have been restated as if the Acquisition has been completed before January 1, 2003 (note 2). Also, in 2005, the Group has adopted certain new or revised HKFRSs as set out in Note 3 of the financial statement. Certain 2004 comparative has been restated as required by the relevant new or revised HKFRSs.

(a)      Revaluation of fixed assets

         In the Listing Reorganization, certain classes of fixed assets of the Group were revalued as at December 31, 2003. The revaluation was performed based on the depreciated replacement costs of the fixed assets and was not based upon the expected future cash flows of the fixed assets. The revaluation resulted in a charge of RMB 25,778 million to the Group's consolidated income statement for the year ended December 31, 2003 with respect to the reduction in carrying amounts of certain fixed assets below their historical cost bases. In addition, a surplus arising from the revaluation of certain other fixed assets totaling RMB 2,982 million has been credited to the revaluation reserve.

         In 2005, the Group acquired telecommunications business and assets of the four northern provinces/autonomous region from China Netcom Group as set out in Note 1 to the Group's financial statements. The acquired fixed assets were revalued as at December 31, 2004. The revaluation was performed based on the depreciated replacement costs of the fixed assets and was not based upon the expected future cash flows of the fixed assets. The revaluation resulted in a charge of RMB 11,318 million to the Group's consolidated income statement for the year ended December 31, 2004 with respect to the reduction in carrying amounts of certain fixed assets below their historical cost bases. In addition, a surplus arising from the revaluation of certain other fixed assets totaling RMB 3,863 million has been credited to the revaluation reserve. The effect of the reduction in depreciation of the revalued assets amounted to RMB 5,110 million in the year ended December 31, 2005 (2004: RMB 3,529 million).

         Under U.S.GAAP, the carrying values of fixed assets are stated at their historical costs less accumulated depreciation and provision for impairment without making reference to their respective depreciated replacement costs. An impairment loss on fixed assets is recorded under U.S.GAAP if the carrying value of such assets exceeds its future undiscounted cash flow resulting from the use of the assets and their eventual disposition. The future undiscounted cash flows of the Group's fixed assets, whose carrying amounts were reduced in connection with the Reorganization, exceed the historical costs of such fixed assets and, therefore, no impairment of such assets is recognized under U.S.GAAP. Accordingly, the deficit on revaluation of fixed assets charged to the Group' consolidated income statements and the surplus credited to revaluation reserve recorded under HKFRS during 2003 and 2004 and the corresponding effect on the depreciation of the revalued assets during the year 2004 and 2005 are reversed for U.S.GAAP purposes.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


41 Reconciliation of HKFRS and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (continued)

(A)      Reconciliation of HKFRS and U.S. GAAP at the Group level (continued)

(b)      Share-based compensation in the years ended December 31, 2003

         The Group had share-based compensation arrangements in the years ended December 31, 2003. Under HKFRS, the Group accounts for shares issued to employees as ordinary share issuance and the difference between the amounts paid by the employees and the par values of the share were recognized as share premium.

         Under U.S.GAAP, the Group accounts for share-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No.25 ("APB No.25"), "Accounting for Share Issued to Employees" and related interpretations thereof. Accordingly, the difference between the estimated fair values of the ordinary shares issued and the issuance prices at the issuance dates in recorded as deferred stock compensation, which is an item in the equity of the Group, and amortized over two years on a straight-line basis over the service period of each individual employee.

         The estimated fair value of the ordinary shares issued to the employees was US$ 2.45 per share, which was based on a valuation report from an independent appraiser dated July 31, 2001 and derived on a non-marketable aggregate minority basis as of February 7, 2001. The directors of the Company believe that the assumption that was used in the valuation report as of February 7, 2001 did not change significantly in the subsequent periods. As at December 31, 2004 the difference between the estimated fair value of the ordinary shares issued and the issuance price at the date has been fully amortized.

(c)      Grants of share options in the year ended December 31, 2004 and 2005

         The Group granted share options to directors and employees in the years ended December 31, 2004 and 2005 pursuant to the Company's Stock Option Scheme as set out in Note 31.

         Prior to January 1, 2005, under HKFRS, no charge is recorded to the income statement and the proceeds received are recognized as an increase to capital upon the exercise of share options.

         Prior to January 1, 2005, under U.S.GAAP, in accordance with the provisions of SFAS No.148, "Accounting for Stock-Based Compensation-Transition and Disclosure", the Group has selected to apply the disclosure only provisions related employee stock and share purchases and follows the provision of Accounting Principles Board Opinion No.25(APB 25) in accounting for stock options issued to employees. Under APB 25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the ordinary shares on the measurement date, which is typically the date of grant, and is expensed ratably over the service period, which is typically the vesting period. Since the options exercise price was set to be the share issuance price at the time of initial public offering, there is no expense charged to the income statement.

         In 2005, the Group adopted HKFRS 2 - Share-based payment issued by HKICPA. The Group recognizes the fair value of the share options as an expense over the vesting period in the consolidated income statement, or as an asset if the cost qualifies for recognition as an asset under the Group's accounting policy. A corresponding increase is recognized in a capital reserve within equity. This change in accounting policy has been accounted for retrospectively.

         In 2005, the Group applied the retroactive restatement method under FAS148 and retrospectively restated the prior year financial statements to recognize the share-based compensation to give effect to the fair-value-based method of accounting for all awards granted on a basis consistent with the pro forma disclosures required for those periods by FAS123. Upon the change of accounting policy, the treatment under U.S.GAAP is consistent with that under HKFRS upon the changes in accounting policies.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS



41 Reconciliation of HKFRS and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (continued)

(A)      Reconciliation of HKFRS and U.S. GAAP at the Group level (continued)

(d)      Convertible preference shares

         Under HKFRS, the convertible preference shares and the corresponding share premium are classified as equity while under U.S.GAAP they are presented as balances between liabilities and owners' equity because of the mandatorily redeemable feature of the convertible preference shares. This difference resulted in a reduction of the owners' equity by RMB 2,637 million as at December 31, 2003 under U.S.GAAP. The convertible preference shares were converted to ordinary shares in 2004 and therefore the GAAP difference ceased to exist from that date.

(e)      Deferred income tax

         The amounts included in the reconciliation show the income tax effects of the differences between HKFRS and U.S.GAAP as described above.

         However, HK GAAP requires recognition of deferred tax asset only to the extent that recovery of the deferred tax assets is probable, whereas U.S. GAAP requires full recognition of deferred tax assets and appropriate valuation allowance is required if the recovery is less than 50% likely. Recognition of deferred tax previously not recognized under HK GAAP is presented as a reversal of valuation allowance under U.S. GAAP.

(f)      Goodwill and negative goodwill

         Before January 1, 2005, goodwill on acquisition was included in intangible assets and amortized using the straight-line method over its estimated useful life of no more than twelve years. Negative goodwill is presented in the same balance sheet classification as goodwill and recognized in the income statement over the remaining weighted average useful life of the related fixed assets.

         On January 1, 2005, the Group adopted HKFRS 3 - Business Combination issued by the HKICPA. Goodwill could no longer be amortized and is tested annually for impairment, as well as when there are indications of impairment. If the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognized immediately in the consolidated income statement as it arises. According to the transitional provision of HKFRS3, the Group should not retrospectively adjust the financial statements issued in previous years.

         Under U.S.GAAP, goodwill is not amortized but tested for impairment annually and whenever events or circumstances occur indicating that goodwill might be impaired. When negative goodwill results from an acquisition, the acquirer must reassess whether all acquired assets and assumed liabilities have been identified and properly valued and then allocate negative goodwill to certain acquired non-monetary assets on a pro rata basis as applicable. Any remaining unallocated negative goodwill must be recognized immediately as an extraordinary gain.

         Goodwill was recognized from the acquisition of the 49% equity interest in Asia Netcom on December 31, 2003. Accordingly, the amortization of goodwill of RMB 10 million during the year ended December 31, 2004 under HKFRS is reversed for U.S.GAAP purpose and credited to the owners' equity.

         After the Listing Reorganization, the value of the fixed assets transferred to China Netcom Group under HKFRS was higher than that under U.S.GAAP by RMB 166 million for reason of the different treatment as of the negative goodwill from the acquisition of Asia Global Crossing. The negative goodwill of RMB 166 million was included in the balance sheet under HKFRS while offset against certain fixed assets under U.S.GAAP and the fixed assets had been distributed to owner in accordance with the Reorganization plan. Accordingly, the amount distributed to owner under U.S.GAAP was lower than that under HKFRS by RMB 166 million.

         On January 1, 2005, the balance of negative goodwill under HKFRS was credited directly to the shareholders' equity upon the adoption of HKFRS 3 and the GAAP difference ceased to exist from then.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


41 Reconciliation of HKFRS and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (continued)

(A)      Reconciliation of HKFRS and U.S. GAAP at the Group level (continued)

(g)      Presentation of revenue

         Under HKFRS, revenues are presented net of the PRC business taxes and government levies which amounted to RMB 2,392 million, RMB 2,493 million and RMB 2,421 million for the years ended December 31, 2003, 2004 and 2005 respectively.

         Under U.S.GAAP, revenues should be presented gross with these type of taxes classified as a cost of revenue.

(h)      Presentation of depreciation expenses

         Under HKFRS, depreciation expense can be excluded from "Network, operations and support" and separately disclosed on the face of income statement.

         Under U.S.GAAP, "Network, operations and support" expenses should include charges for depreciation of property, plant and equipment and amortization of intangible assets. Industry practice adopted by the Chinese telecommunications sector is to present these costs of operations net of depreciations charges. In such circumstance, U.S.GAAP requires such fact to be highlighted on the face of the income statement.

(i)      Presentation of amortization of subscriber acquisition costs

         Under HKFRS, amortization of capitalized subscriber acquisition costs, being RMB 741 million, RMB 2,602 million and RMB 1,887 million for the years ended December 31, 2003, 2004 and 2005 respectively is classified as selling expenses due to the marketing and promotional nature of the expenditure.

         Under U.S.GAAP, amortization of subscriber acquisition costs needs to be included in the item "Network, operations and support" expense for the Company.

(j)      Other U.S.GAAP disclosures

(i)      Acquisition of business under common control

         During the year, the Company acquired the businesses of the northern four provinces, details of which were set out in note 1. Under HKFRS, the Company applied merger accounting to record the Acquisition and the acquired assets and liabilities were stated at carrying amounts as if the fixed line telecommunications operations and assets of the four provinces/autonomous region had been held by the Company from the beginning of the earliest period presented. The 2003 and 2004 comparatives of the financial statements were restated accordingly.

         Under U.S. GAAP, the Acquisition was treated as a "business combination of entities under common control" and accounted for in a manner similar to pooling-of-interests. It also required to reconcile the financial data from the previously reported figures to the restated amounts. Accordingly, the Company set out the reconciliation of financial data from the previously reported figures to the restated amounts for the income statements for the years ended December 31, 2003 and 2004 and the balance sheets as of December 31, 2003 and December 31, 2004 as follows:

         Reconciliation of HKFRS and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (continued)

(A)      Reconciliation of HKFRS and U.S. GAAP at the Group level (continued)

(j)      Other U.S.GAAP disclosures (Continued)

   (i)   Acquisition of business under common control (Continued)

                                                 The year ended at December 31, 2004
                                       -------------------------------------------------------
                                                                         Effect of
                                                                        adoption of
                                                                        merger
                                                                        accounting
                                                                        on
                                                     Effect of          acquisition
                                                     adoption           of
                                        As           of new             Acquired
                                        previously   HKFRSs             Businesses
                                        stated       (Note 3) Adjusted  (Note 2)     Restated
                                       -------------------------------------------------------
                                         RMB'000     RMB'000   RMB'000    RMB'000    RMB'000

         Revenue                           64,922          -     64,922     18,616     83,538
                                       -------------------------------------------------------

         Operating expenses
         Depreciation and
         amortization                     (18,754)         -    (18,754)    (6,426)   (25,180)
         Networks, operations and
         support                          (11,591)         -    (11,591)    (2,426)   (14,017)
         Staff costs                       (8,041)       (18)    (8,059)    (3,891)   (11,950)
         Selling, general and
         administrative                    (9,566)         -     (9,566)    (3,311)   (12,877)
         Other operating expenses          (1,534)         -     (1,534)      (459)    (1,993)
                                       -------------------------------------------------------
         Total of operating expenses      (49,486)       (18)   (49,504)   (16,513)   (66,017)

         Operating profit before
         interest income, dividend
         income                            15,436        (18)    15,418      2,103     17,521
         and deficit on revaluation of
         fixed assets

         Interest income                       76          -         76         11         87
         Dividend income                       17          -         17          -         17
         Deficit on revaluation of
         fixed assets                           -          -          -    (11,318)   (11,318)
                                       -------------------------------------------------------

         Profit/(loss) from operations     15,529        (18)    15,511     (9,204)     6,307
         Finance costs                     (2,932)         -     (2,932)      (998)    (3,930)
         Share of loss of associated
         companies                             (1)         -         (1)         -         (1)
                                       -------------------------------------------------------

         Profit/(loss) before taxation     12,596        (18)    12,578    (10,202)     2,376

         Taxation credit                   (3,348)         -     (3,348)     3,671        323

                                       -------------------------------------------------------
         Profit/(loss) for the year         9,248        (18)     9,230     (6,531)     2,699
                                       =======================================================

         Reconciliation of HKFRS and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (continued)

(A)      Reconciliation of HKFRS and U.S. GAAP at the Group level (continued)

(j)      Other U.S.GAAP disclosures (Continued)

   (i)   Acquisition of business under common control (Continued)

                                                 The year ended at December 31, 2004
                                       -------------------------------------------------------
                                                                        Effect of
                                                                        adoption of
                                                                        merger
                                                                        accounting
                                                                        on
                                                     Effect of          acquisition
                                                     adoption           of
                                        As           of new             Acquired
                                        previously   HKFRSs             Businesses
                                        stated       (Note 3) Adjusted  (Note 2)     Restated
                                       -------------------------------------------------------
                                         RMB'000     RMB'000   RMB'000    RMB'000    RMB'000

         Revenue                           59,898          -    59,898     17,700     77,598
                                       -------------------------------------------------------

         Operating expenses
         Depreciation and
         amortization                     (20,483)         -   (20,483)    (6,317)   (26,800)
         Networks, operations and
         support                          (11,990)         -   (11,990)    (3,118)   (15,108)
         Staff costs                       (7,547)         -    (7,547)    (3,398)   (10,945)
         Selling, general and
         administrative                    (7,053)         -    (7,053)    (3,269)   (10,322)
         Other operating expenses          (1,660)         -    (1,660)      (537)    (2,197)
                                       -------------------------------------------------------

         Total of operating expenses      (48,733)         -   (48,733)   (16,639)   (65,372)

         Operating profit before
         interest income, dividend
         income                            11,165          -    11,165      1,061     12,226
         and deficit on revaluation of
         fixed assets

         Interest income                       79          -        79         16         95
         Dividend income                       45                    -         45         45
         Deficit on revaluation of
         fixed assets                     (25,778)         -         -    (25,778)   (25,778)
                                       -------------------------------------------------------

         Profit/(loss) from operations    (14,489)         -   (14,489)     1,077    (13,412)
         Finance costs                     (3,026)         -    (3,026)    (1,270)    (4,296)
         Share of loss of :
         -Associated companies                 (1)         -        (1)         -         (1)
         -Jointly controlled entity          (415)         -      (415)         -       (415)
                                       -------------------------------------------------------

         Profit/(loss) before taxation    (17,931)         -   (17,931)      (193)   (18,124)

         Taxation credit                    6,819          -     6,819        398      7,217

         Minority interests                     1          -         1          -          1

                                       -------------------------------------------------------
         Profit/(loss) for the year       (11,111)         -   (11,111)       205    (10,906)
                                       =======================================================

         Reconciliation of HKFRS and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (continued)

(A)      Reconciliation of HKFRS and U.S. GAAP at the Group level (continued)

(j)      Other U.S.GAAP disclosures (Continued)

   (i)   Acquisition of business under common control (Continued)

                                                          The year ended at December 31, 2004
                                                                                               Effect of
                                                                                               adoption of
                                                                                               merger
                                                                                               accounting
                                                                                               on
                                                                    Effect of                  acquisition
                                                                    adoption                   of
                                                     As             of new                     Acquired
                                                     previously     HKFRSs                     Businesses
                                                     stated         (Note 3)    Adjusted       RMB'000         Restated
                                                     RMB'000        RMB'000     RMB'000        (Note 2)        RMB'000

         Assets

         Current assets
         Cash and bank deposits                         10,053            -       10,053               580       10,633
         Short-term investments                          2,876            -        2,876                 -        2,876
         Accounts receivable                             5,688            -        5,688             1,486        7,174
         Inventories and consumables                       941            -          941               302        1,243
         Prepayments and other receivables               1,006            -        1,006               436        1,442
         Due from holding companies and fellwo
         subsidiaries                                      373            -          373               714        1,087
                                                   ---------------------------------------------------------------------
         Total current assets                           20,937            -       20,937             3,518       24,455
                                                   ---------------------------------------------------------------------
         Non-current assets
         Lease prepayments for land                          -        1,266        1,266               480        1,746
         Fixed assets                                  125,582        (795)      124,787            42,110      166,897
         Construction in progress                        8,073        (471)        7,602             2,995       10,597
         Intangible assets                                 316                       316                66          382
         Deferred tax assets                             2,394            -        2,394             1,410        3,804
         Other non-current assets                        7,873                     7,873               663        8,536
                                                   ---------------------------------------------------------------------
         Total non-current assets                      144,238            -      144,238            47,724      191,962

                                                   ---------------------------------------------------------------------
         Total assets                                  165,175            -      165,175            51,242      216,417
                                                   =====================================================================

         Liabilities

         Current liabilities
         Accounts payable                               14,653            -       14,653             6,472       21,125
         Accruals and other payables                     3,353            -        3,353             1,513        4,866
         Short-term bank loans                          29,339            -       29,339            15,543       44,882
         Current portion of long-term bank
         and other loans                                 7,270            -        7,270             4,457       11,727
         Due to ulitmate holding company                 8,244            -        8,244             1,836       10,080
         Current portion of deferred revenues            6,653            -        6,653             2,223        8,876
         Current portion of provisions                   2,596            -        2,596             1,531        4,127
         Taxation payable                                  196            -          196               165          361
                                                   ---------------------------------------------------------------------
         Total current liabilities                      72,304            -       72,304            33,740      106,044
                                                   ---------------------------------------------------------------------
         Net current liabilities                       (51,367)            -     (51,367)          (30,222)     (81,589)
                                                   ---------------------------------------------------------------------
         Total assets less current liabilities          92,871            -       92,871            17,502      110,373
                                                   ---------------------------------------------------------------------
         Non-current liabilities
         Long-term bank and other loans                 21,861            -       21,861             4,191       26,052
         Deferred revenues                              11,817            -       11,817             2,171       13,988





         Provisions                                      2,143            -        2,143             1,431        3,574
         Deferred tax liabilities                        1,321            -        1,321               255        1,576
         Other non-current liabilities                     564                       564                24          588
                                                   ---------------------------------------------------------------------
         Total non-current liabilities                  37,706            -       37,706             8,072       45,778
                                                   ---------------------------------------------------------------------
         Total liabilities                             110,010            -      110,010            41,812      151,822
                                                   ---------------------------------------------------------------------
         Financed by :
         Share capital                                   2,181            -        2,181                 -        2,181
         Reserves                                       52,984                    52,984             9,430       62,414
                                                   ---------------------------------------------------------------------
         Shareholders' equity                           55,165            -       55,165             9,430       64,595
                                                   ---------------------------------------------------------------------
         Total liabilities and equity                  165,175            -      165,175            51,242      216,417
                                                   =====================================================================



                                                                        As at December 31, 2003
                                                                                           Effect of
                                                                                           adoption of
                                                                                           merger
                                                                                           accounting
                                                                   Effect of               on
                                                                    adoption               acquisition
                                                            As        of new               of Acquired
                                                    previously        HKFRSs               Businesses
                                                        stated      (Note 3)     Adjusted  (Note 2)      Restated
                                                       RMB'000       RMB'000      RMB'000  RMB'000       RMB'000

         Cash and bank deposits                          6,316            -         6,316         1,114        7,430
         Short-term investments                          1,506            -         1,506             -        1,506
         Accounts receivable                             6,343            -         6,343         1,175        7,518
         Inventories and consumables                     1,238            -         1,238           209        1,447
         Prepayments and other receivables               1,640            -         1,640           582        2,222
         Due from holding companies and fellwo
         subsidiaries                                      449            -           449            94          543
                                                   ------------ ------------ ----------------------------------------
         Total current assets                           17,492            -        17,492         3,174       20,666
                                                   ------------ ------------ ----------------------------------------

         Non-current assets
         Lease prepayments for land                          -                          -           450          450
         Fixed assets                                  133,919                    133,919        47,719      181,638
         Construction in progress                       15,695                     15,695         2,354       18,049
         Intangible assets                                 184                        184            91          275
         Deferred tax assets                             2,784            -         2,784         2,076        4,860
         Lont-term investment                              880            -           880             -          880

         Interest in associated companies                   90            -            90             -           90
         Other non-current assets                        8,490                      8,490           683        9,173
                                                   ------------ ------------ ----------------------------------------
         Total non-current assets                      162,042            -       162,042        53,373      215,415
                                                   ------------ ------------ ----------------------------------------

                                                   ------------ ------------ ----------------------------------------
         Total assets                                  179,534            -       179,534        56,547      236,081
                                                   ============ ============ ========================================

         Liabilities

         Current liabilities
         Accounts payable                               14,786            -        14,786         5,409       20,195
         Accruals and other payables                     4,410            -         4,410         1,267        5,677
         Short-term bank loans                          32,217            -        32,217        15,774       47,991
         Current portion of long-term bank and
         other loans                                    15,716            -        15,716         3,676       19,392





         Due to ulitmate holding company                 9,002            -         9,002         1,448       10,450
         Current portion of deferred revenues            7,229            -         7,229         2,170        9,399
         Current portion of provisions                   3,083            -         3,083         1,550        4,633
         Taxation payable                                  428            -           428           185          613
                                                   ------------ ------------ ----------------------------------------
         Total current liabilities                      86,871            -        86,871        31,479      118,350
                                                   ------------ ------------ ----------------------------------------

                                                   ------------ ------------ ----------------------------------------
         Net current liabilities                      (69,379)            -      (69,379)      (28,305)     (97,684)
                                                   ------------ ------------ ----------------------------------------

                                                   ------------ ------------ ----------------------------------------
         Total assets less current liabilities          92,663            -        92,663        25,068      117,731
                                                   ------------ ------------ ----------------------------------------

         Non-current liabilities
         Long-term bank and other loans                 22,309            -        22,309         7,863       30,172
         Due to holding companies                        4,750            -         4,750             -        4,750
         Deferred revenues                              14,604            -        14,604         2,981       17,585
         Provisions                                      2,341            -         2,341         1,153        3,494
         Deferred tax liabilities                        4,213            -         4,213         2,759        6,972
         Other non-current liabilities                   1,067                      1,067            29        1,096
                                                   ------------ ------------ ----------------------------------------
         Total non-current liabilities                  49,284            -        49,284        14,785       64,069
                                                   ------------ ------------ ----------------------------------------

                                                   ------------ ------------ ----------------------------------------
         Total liabilities                             136,155            -       136,155        46,264      182,419
                                                   ------------ ------------ ----------------------------------------


         Minority interest                                   3            -             3             -            3

         Financed by :
         Share capital                                   1,819            -         1,819                      1,819
         Reserves                                       41,557                     41,557        10,283       51,840
                                                   ------------ ------------ ----------------------------------------
         Shareholders' equity                           43,376            -        43,376        10,283       53,659
                                                   ------------ ------------ ----------------------------------------
         Total liabilities and equity                  179,534            -       179,534        56,547      236,081
                                                   ============ ============ ========================================

 (ii)    Comprehensive income

         U.S.GAAP requires that all items that are required to be recognized as components of comprehensive income (including cumulative translation adjustment) be reported in a separate financial statement. There are no material differences between total recognized gains and losses for the periods shown in the Consolidated Statements of Changes in Equity presented under HKFRS and U.S.GAAP comprehensive income, except for the differences between HKFRS and U.S.GAAP profit attributable to shareholders shown above.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS

41 Reconciliation of HKFRS and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (continued)

(B)      Reconciliation of HKFRS and U.S. GAAP at the Company level

         The condensed financial statements of the Company as set out in Note 38 have been prepared in accordance withy HKFRS, which differs in certain material respects from U.S. GAAP. Differences between HKFRS and U.S. GAAP, which may have significant impacts on the Company's net profit/ (loss) and the Company's shareholders' equity are described below.

         The effect on the net profit/(loss) of significant differences between HKFRS and U.S. GAAP at the Company's level for the years ended December 31, 2003, 2004 and 2005 is as follows:

                                                                                  Years ended December 31,
                                                              --------------------------------------------------------------
                                                       Note           2003             2004             2005            2005
                                                              ------------     ------------    -------------    ------------
                                                                       RMB              RMB              RMB             USD
                                                                   million          million          million         million
                                                                  Restated         Restated
                                                                   Notes 2        Notes 2&3
         Net profit/(loss) for the year under
           HKFRS                                                        19              (59)             126              15

         U.S. GAAP adjustments:
         Equity accounting for share of results of
           its subsidiaries, net of tax effect           (a)         6,346            7,991           10,339           1,265
         Net profit for the year under U.S. GAAP                     6,365            7,932           10,465           1,280
                                                              ============     ============    =============    =============


         The effect on the shareholders' equity of significant differences between HKFRS and U.S. GAAP at the Company's level as at December 31, 2003, 2004 and 2005 is as follows:

                                                                    2003          2004          2005           2005
                                                                     RMB           RMB           RMB            USD
                                                                 million       million       million        million
                                                                Restated      Restated
                                                    Note         Notes 2     Notes 2&3

         Shareholders' equity under HKFRS                           2,981        46,683        46,654          5,781
         U.S. GAAP adjustments:
         Equity accounting for the subsidiaries
           of China Netcom Group, net of tax
           effect (Restated (note B(a)))             (a)           65,939        21,671        26,677          3,306
         Revaluation of fixed assets and
           difference in the value of investments
           in subsidiaries injected from China
           Netcom Group up on Reorganization         (b)               --        14,144         4,159            515
         Convertible preference share and
           corresponding share premium               (c)          (2,637)            --            --             --
         Difference in distribution to owners
           upon Reorganization                       (d)               --           166            --             --
         Shareholders' equity under U.S. GAAP                      66,283        82,664        77,490          9,602

(a) Equity accounting for share of results and net assets of its subsidiaries

         Under HKFRS, the Company records its investment in its subsidiaries under cost method of accounting. In the Company's balance sheet, the investment in subsidiaries are stated at cost less provision for impairment losses. The results of the subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS

41 Reconciliation of HKFRS and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (continued)

(B)      Reconciliation of HKFRS and U.S. GAAP at the Company level

         Under U.S. GAAP, the Company restates its financial statements as if the Reorganization happened at the earliest period presented. It records its investment in its subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". Since the company holds 100% equity interest in the subsidiaries, the net asset value of the subsidiaries has been fully reflected as Investment in subsidiaries on the balance sheet and the results of the subsidiaries have been accounted for under share of results of subsidiaries, net of tax on the income statement.

(b) Revaluation of fixed assets and difference in the value of investments in subsidiaries injected from China Netcom Group up on Reorganization and on Acquisition.

         As a result of the Group's Reorganization consummated on June 30, 2004, the Company issued 5,442,258,218 ordinary shares in exchange of the telecommunications operations and the related assets and liabilities in the Eight Service Regions previously owned by China Netcom Group and injected these operations into its major operating subsidiary, CNC China. The fixed assets injected by China Netcom Group have been revalued on December 31, 2003, based on depreciated replacement cost method pursuant to the PRC rules and regulations relevant to the Reorganization, resulting in a net reduction of their total carrying value by RMB 22,796 million (see Note 20). These fixed assets were then contributed by the Company into CNC China as an increase in its investment in CNC China.

         During the Acquisition, the fixed assets injected by China Netcom Group have been revalued on December 31, 2004, based on depreciated replacement cost method pursuant to the PRC rules and regulations relevant to the Acquisition, resulting in a net reduction of their total carrying value by RMB 11,318 million (see Note 20).

         Under U.S. GAAP, the carrying values of fixed assets are stated at their historical costs less accumulated depreciation and provision for impairment without making reference to their respective depreciated replacement costs. Since the future undiscounted cash flows of the Group's fixed assets exceed the historical costs of such fixed assets, no impairment of such assets is recognized under U.S. GAAP. Accordingly, the carrying value of the fixed assets injected by China Netcom Group reported under U.S.GAAP was higher than the carrying value of those assets reported under HKFRS and the carrying value of the investment in subsidiaries under US GAAP was also higher than the carrying value of the investment under HKFRS.

(c)      Please refer to Note (d) of Section A above.

(d)      Please refer to Note (f) of Section A above.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS


41 Reconciliation of HKFRS and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (continued)


(C)      Recent HK Accounting Pronouncements

         The HKICPA has issued a number of new and revised HKFRSs and HKFRS Interpretations ("HKFRS - Ints"), and HKAS and HKAS Interpretations ("HKAS - Ints") as set out in Note 4(x) to the Group's financial statements which are effective for accounting periods beginning on or after January 1, 2006. The Group has not early adopted these new and revised standards and interpretations in the financial statements for the year ended December 31, 2005. The Group has commenced an assessment of the impact of these new and revised standards and interpretations, but is not yet in a position to state whether these new and revised standards and interpretations would have a significant impact on its results of operations and financial position.

(D)      Recent U.S. Accounting Pronouncements

         SFAS No. 123R

         Revised SFAS No. 123 ("SFAS No. 123R") is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123") and superseded APB 25, Accounting for Stock Issued to Employees, and its related implementation guidance. SFAS No. 123 establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their grant date fair values. SFAS No. 123R is effective as at the beginning of the first interim or annual reporting period that begins after June 15, 2005 for public entities that do not file as small business issuers. The Company is required to adopt SFAS No. 123R in the fiscal year beginning January 1, 2006.

         In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB No. 107") regarding the SEC's interpretation of SFAS No. 123R and the valuation of share-based payments for public companies. SAB No. 107 provides the staff's view regarding the valuation of share-based payment arrangements for public companies. In particular, SAB No. 107 provides guidance related to share-based payment transactions with non-employees, the transition from non public to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first time adoption of SFAS No. 123R, the modification of employee share options prior to the adoption of SFAS No. 123R and disclosure in Management's Discussion and Analysis subsequent to adoption of SFAS No. 123R.

         Upon the adoption of retrospective restatement transitional method under SFAS No. 148 in the fiscal year 2005, the Company has retrospectively restated the prior year financial statements to recognize the share-based compensation to give effect to the fair-value-based method of accounting for all awards granted on a basis consistent with the pro forma disclosures required for those periods by SFAS No. 123.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

          NOTES TO THE FINANCIAL STATEMENTS

41 Reconciliation of HKFRS and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (Continued)

(D)      Recent U.S. Accounting Pronouncements (continued)

         SFAS No. 151

         SFAS No. 151 amends and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). It requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005. The Company is required to adopt SFAS No. 151 in the fiscal year beginning January 1, 2006. The Company considered the effects of adoption SFAS No. 151 does not have material impact on its financial statements.

         SFAS No. 153

         SFAS No. 153 amends APB Opinion No. 29 on Accounting for Non-monetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception of exchanges of nonmonetary assets that do not have commercial substance. It defines `a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is required to adopt SFAS No. 153 in the fiscal year beginning January 1, 2006. The Company considered the effects of adoption SFAS No. 153 does not have material impact on its financial statements.

         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

         NOTES TO THE FINANCIAL STATEMENTS

41 Reconciliation of HKFRS and Accounting Principles Generally Accepted in the United States ("U.S. GAAP") (continued)

(D)      Recent U.S. Accounting Pronouncements (continued)

         EITF 05-06

         In June 2005, the Emerging Issues Task Force (EITF) issued EITF 05-06, `Amortization periods for leasehold improvements purchased after lease inception or acquired in a business combination'. EITF 05-06 provides guidance on determining amortization periods for leasehold improvements purchased after lease inception or acquired in a business combination. Effective for leasehold improvements (within the scope of this Issue) purchased or acquired in reporting periods beginning after June 29 2005. The Company is required to adopt EITF 05-06 in the fiscal year beginning January 1, 2006. The Company is in the process of assessing the impact of EITF 05-06.

         SFAS No. 154

         SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. The statement establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. Effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is required to adopt SFAS No. 154 in the fiscal year beginning January 1, 2006. The Company considered the effects of adoption SFAS No. 154 does not have material impact on its financial statements.

         FSP No. FAS 13-1

         In October 2005, FASB Staff Positions (FSP) issued FSP No. FAS 13-1, `Accounting for Rental Costs Incurred during a Construction Period' which addresses the accounting for rental costs associated with operating leases that are incurred during a construction period. Given that there is no distinction between the right to use a leased asset during the construction period and the right to use that asset after the construction period, rental costs associated with ground or building operating leases that are incurred during a construction period shall be recognized as rental expense. The rental costs shall be included in income from continuing operations. The guidance in this FSP shall be applied to the first reporting period beginning after December 15, 2005. The Company is required to adopt FSP No. FAS 13-1 in the fiscal year beginning January 1, 2006. The Company is in the process of assessing the impact of this guidance.