Form 20-F
China Netcom Group CORP (Hong Kong) LTD
filed 2007-05-31
CIK 1305755

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                    FORM 20-F

(Mark One)

    [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

    [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

                                       OR


    [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE TRANSITION PERIOD FROM ___________ TO ___________

                                       OR

    [ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .....................

         For the transaction period from __________ to __________


                         COMMISSION FILE NUMBER 1- 32332
                       ___________________________________

               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
             (Exact name of Registrant as specified in its charter)
                          ____________________________

                    Hong Kong, The People's Republic of China
                 (Jurisdiction of incorporation or organization)
                           ____________________________

                            No. 21, Financial Street
                        Xicheng District, Beijing, 100032
                         The People's Republic of China
                    (Address of principal executive offices)
                          ____________________________

Securities registered or to be registered pursuant to Section 12 (b) of the Act.


                                                     Name of Each Exchange
         Title of Each Class                           On Which Registered
       ---------------------                         ----------------------
American depositary shares, each
representing 20 ordinary shares of
par value US$0.04 per share.....................  New York Stock Exchange, Inc.

Ordinary shares of par value US$0.04 per share..  New York Stock Exchange, Inc.

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

         As of December 31, 2006, 6,650,643,500 ordinary shares were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                   Yes X   No__

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                   Yes__   No X

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

                                   Yes X    No__

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

                                 Yes __    No X


                                      TABLE OF CONTENTS


PART I 3                                                                                      Page
                                                                                              ----

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..................................3

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE................................................3

ITEM 3.   KEY INFORMATION........................................................................3

ITEM 4.   INFORMATION ON THE COMPANY............................................................18

ITEM 4A.  UNRESOLVED STAFF COMMENTS.............................................................44

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS..........................................45

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES............................................69

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.....................................85

ITEM 8.   FINANCIAL INFORMATION.................................................................94

ITEM 9.   THE OFFER AND LISTING.................................................................94

ITEM 10.  ADDITIONAL INFORMATION................................................................95

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK............................99

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............................100

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................................100

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.........100

ITEM 15.  CONTROLS AND PROCEDURES..............................................................101

ITEM 16A  AUDIT COMMITTEE FINANCIAL EXPERT.....................................................102

ITEM 16B  CODE OF ETHICS.......................................................................102

ITEM 16C  PRINCIPAL ACCOUNTANT FEES AND SERVICES...............................................102

ITEM 16D  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES...........................102

ITEM 16E  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS...............102

ITEM 17.  FINANCIAL STATEMENTS.................................................................103

ITEM 18.  FINANCIAL STATEMENTS.................................................................103

ITEM 19.  EXHIBITS.............................................................................103


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

         Statements in this Form 20-F that are not historical facts are hereby identified as "forward looking statements" for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "estimate," "project," "intend," "expect," "believe," "plan" and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. In addition, other written or oral statements which constitute forward looking statements have been made and may in the future be made by us or on our behalf, including with respect to the matters referred to above. These forward looking statements are necessarily estimates reflecting the best judgment of senior management that rely on a number of assumptions concerning future events, many of which are outside of our control, and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

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

         o changes in the assumptions upon which we have prepared our projected financial information and capital expenditure plans; and

         o changes in the general political, economic, legal and social conditions in China, including the PRC government's specific policies with respect to new entrants in the telecommunications industry, the entry of foreign operators into China's telecommunications market, economic growth, foreign exchange and the availability of credit.

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

         o references to "our northern service region" mean the ten municipalities and provinces where we operate in northern China, consisting of Beijing and Tianjin Municipalities, and Hebei, Henan, Shandong, Liaoning, Heilongjiang, Jilin, and Shanxi Provinces, and the Neimenggu Autonomous Region and references to "our southern service region" mean Shanghai Municipality and Guangdong Province. We sold our telecommunications assets, liabilities and business operations in our southern service region to China Netcom Group on February 28, 2007. See "Item 4. Information on the Company--History and Development--Recent Development--Sale of Southern Service Region Business;"

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

         SELECTED FINANCIAL DATA

         The following tables present our selected consolidated financial data as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006.

         You should read the selected consolidated financial data below together with our consolidated financial statements, including the notes thereto, included elsewhere in this annual report, and "Item 5. Operating and Financial Review and Prospects."

         We publish our financial statements in Renminbi. We have derived the selected consolidated financial data as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 from our consolidated financial statements. Our consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards, or HKFRS, which differ in significant respects from U.S. GAAP.

         Our consolidated financial statements report our results as if (1) certain assets and liabilities transferred to us from China Netcom Group in connection with our restructuring in connection with the 2004 global offering had been transferred to us as of January 1, 2002, (2) certain fixed-line telecommunications assets and liabilities transferred to us from China Netcom Group in connection with our acquisition on October 31, 2005, or our 2005 Acquisition, of China Netcom Group's fixed-line telecommunications assets and liabilities in Heilongjiang Province, Jilin Province, the Neimenggu Autonomous Region and Shanxi Province, or the 2005 Acquired Assets and Liabilities, had been transferred to us as of January 1, 2002, and (3) in each case we had owned those assets and liabilities and conducted those operations throughout the relevant periods. For more details, see "Item 4. Information on the Company--History and Development."

         Since we and the 2005 Acquired Assets and Liabilities were under the common control of China Netcom Group, our 2005 Acquisitin has been treated as a "combination of entities under common control," which was accounted for in a manner similar to pooling-of-interests. Accordingly, the 2005 Acquired Assets and Liabilities have been recognized at historical carrying amounts and our consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004 have been restated to include the financial position and results of operations of the 2005 Acquired Assets and Liabilities on a combined basis. All data and information relating to our businesses and operations for the years ended December 31, 2002, 2003 and 2004 are presented based on those restated amounts.

         On August 22, 2006, we sold our 100% equity interest in Asia Netcom to Connect Holdings Limited for US$168.84 million. The results of operations of Asia Netcom have been classified as discontinued operations, and our consolidated income statements and cash flow statement for the years ended December 31, 2004 and 2005 have been restated. The revenue of Asia Netcom, the major source of revenue of our international telecommunication services, has accordingly been separately disclosed as discontinued operations for the years ended December 31,

2004 and 2005. Since the remaining revenue derived from our international telecommunication services historically has not been material, we do not separately set forth the revenue from our remaining international telecommunication services.


Selected Consolidated Financial Information

                                                                         For the Years Ended December 31,
                                                  -----------------------------------------------------------------------
                                                    2002        2003       2004          2005          2006         2006
                                                  -----------------------------------------------------------------------
                                                                       (Restated)     (Restated)
                                                    (RMB)      (RMB)      (RMB)          (RMB)        (RMB)         (USD)
                                                            (in millions, except per share and per ADS information)
Consolidated Income Statement Data:
    HKFRS
Continuing operations:
Revenues:
Fixed-line telephone services (1) ..               62,338      67,593     70,733        70,913        67,904        8,696
Broadband and other Internet-related service        2,682       4,346      6,382         8,415        11,248        1,440
Business and data communications services (2)       4,306       4,500      4,175         4,252         4,479          574
Other services .....................                1,349       1,159        991         2,281         3,290          421
Total ..............................               70,675      77,598     82,281        85,861        86,921       11,131
Operating expenses:
Depreciation and amortization ......              (24,796)    (26,800)   (24,873)      (24,919)      (25,608)      (3,279)
Network, operations and support ....              (14,665)    (15,108)   (13,092)      (13,465)      (14,383)      (1,842)
Staff costs ........................               (9,035)    (10,945)   (11,630)      (12,034)      (12,151)      (1,556)
Selling, general and administrative                (7,927)    (10,322)   (12,617)      (13,322)      (13,366)      (1,712)
Other operating expenses ...........               (1,901)     (2,197)    (1,982)       (1,390)       (2,054)        (263)

Other income........................                                                                     621           80
Interest and dividend income .......                  188         140         85           160           132           17
Deficit on revaluation of fixed assets (3)              -     (25,778)   (11,318)             -       (1,524)        (195)

Profit/(loss) from operations ......               12,539     (13,412)     6,854        20,891        18,588        2,380
Financial costs ....................              (4,131)      (4,296)    (3,769)       (3,347)       (3,888)        (498)

Share of loss of associated companies and
jointly controlled entity...........                  (1)        (416)        (1)            -             -            -

Profit/(loss) before taxation ......                8,407     (18,124)     3,084        17,544        14,700        1,883
Taxation ...........................              (1,789)       7,217        326       (3,430)       (3,559)         (456)

Profit/(loss) after taxation .......                6,618     (10,907)     3,410        14,114        11,141        1,427
Minority interests .................                    -           1          -             -             -            -

Profit/(loss) for the year from continuing                                                                              7
operations..........................                6,618     (10,906)     3,410        14,114        11,141         1,42

Discontinued operations(4):
Loss /(profit ) for the year from discontinued                                                                          3
operations..........................                    -           -       (711)         (226)        1,819           23



Profit/(loss) for the year..........                6,618     (10,906)     2,699        13,888        12,960        1,660

Dividends proposed after the balance sheet date         -           -        259         3,196         3,695          473

Earnings/(loss)  per share for profit/(loss)
from continuing operations attributable to
shareholders of the Company for the year
Basic earnings/(losses)  per share..                 1.21       (1.99)      0.61          2.14          1.68         0.22
Diluted earnings/(losses)  per share                 1.21       (1.99)      0.61          2.13          1.67         0.21

(Losses)/earnings  per share for (loss)/
profit from discontinued operations
attributable to shareholders of the Company
for the year........................
Basic losses/(earnings) per share...                    -           -      (0.13)        (0.03)         0.27         0.03
Diluted losses/(earnings) per share.                    -           -      (0.13)        (0.03)         0.27         0.03

Earnings/(losses) per share from operations
attributable to shareholders of the Company
for the year .......................
Basic earnings/(losses) per share...                 1.21       (1.99)      0.48          2.11          1.95         0.25
Diluted earnings/(losses) per share.                 1.21       (1.99)      0.48          2.10          1.94         0.25

Basic earnings/(losses) per ADS ....                 24.2       (39.8)       9.6          42.2            39         5.00
Diluted earnings/(losses) per ADS ..                 24.2       (39.8)       9.6            42          38.8         4.97

  U.S. GAAP
Profit/(loss) for the year/period ..                6,572       6,365      7,932        10,465        10,886        1,394
  -Continuing operations............                6,572       6,365      8,643        10,691         9,067        1,161
  -Discontinued operations..........                    -           -       (711)         (226)        1,819          233
Basic earnings/(losses) per share(5)                  1.2        1.16       1.41          1.59          1.64         0.21
  -Continuing operations............                  1.2        1.16       1.54          1.62          1.37         0.18
  -Discontinued operations..........                    0           0      (0.13)        (0.03)         0.27         0.04
Diluted earnings/(losses) per share(5)               1.19        1.16       1.41          1.58          1.63         0.21
  -Continuing operations............                 1.19        1.16       1.54          1.61          1.36         0.17
  -Discontinued operations..........                    0           0      (0.13)        (0.03)         0.27         0.03
Basic earnings/(losses) per ADS.....                   24        23.2       28.2          31.8          32.8         4.23
  -Continuing operations............                   24        23.2       30.8          32.4          27.4         3.51
  -Discontinued operations..........                    0           0       (2.6)         (0.6)          5.4         0.72
Diluted earnings per ADS(6).........                 23.8        23.2       28.2          31.6          32.6         4.17
  -Continuing operations............                 23.8        23.2       30.8          32.2          27.2         3.48
  -Discontinued operations..........                    0           0       (2.6)         (0.6)          5.4         0.69
Dividend declared per share ........                    -           -    HKD0.04       HKD0.47       HKD0.55      USD0.07
                                                   ------------------------------------------------------------------------
Dividend declared per ADS...........                    -           -    HKD0.74       HKD9.32      HKD11.06      USD1.42
                                                   ------------------------------------------------------------------------

________________________
 (1) Revenues from fixed-line telephone services included local usage fees, monthly fees, upfront installation fees, domestic and international long distance service charges, value-added service charges, interconnection fees from domestic carriers and upfront connection fees.
(2) Revenues from business and data communications services include fees charged for managed data and leased line services.
(3) See "Item. 5. Operating and Financial Review and Prospects - Critical Accounting Policies - Revaluation of fixed assets" for a discussion of this revaluation.

(4) Revenue of Asia Netcom, the major source of revenue of our international telecommunication services, has been separately disclosed as discontinued operations for the years ended December 31, 2004 and 2005.
(5) Basic/diluted earnings/(losses) per share for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 set forth above have been computed by dividing profit/(loss) for each of the year by the weighted average number of ordinary shares during the year.
(6) Basic/diluted earnings/(losses) per ADS for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 set forth above have computed by multiplying basic earnings/(losses) per share for the year by 20, which is the number of ordinary shares represented by each ADS.

                                                                             As of December 31,
                                                  -----------------------------------------------------------------------
                                                    2002        2003       2004          2005          2006         2006
                                                  -----------------------------------------------------------------------
                                                    (RMB)      (RMB)      (RMB)          (RMB)        (RMB)         (USD)
                                                                               (in millions)
Consolidated Balance Sheet Data:
HKFRS
Cash and bank deposits .............                7,899       7,430     10,633         4,895         7,571          970
Accounts receivable  ...............                5,896       7,518      7,174         7,401         8,283        1,061
Total current assets  ..............               20,780      20,666     24,455        14,499        18,059        2,313

Fixed assets and construction in progress         212,053     199,687    177,494       175,485       174,399       22,334

Total assets  ......................              245,281     236,081    216,417       202,840       203,835       26,104
Accounts payable  ..................               18,934      20,195     21,125        16,719        17,654        2,261
Short-term bank loans and current portion of
long-term bank and other loans  ....               57,126      67,383     56,609        54,187        38,284        4,902
Total current liabilities  .........               97,017     118,350    106,044        98,399        90,802       11,629
Long-term bank and other loans  ....               40,404      30,172     26,052        18,143        23,219        2,973
Deferred revenues  .................               19,744      17,585     13,988        10,925         6,198          794
Total liabilities  .................              175,510     182,419    151,822       139,830       129,857       16,630
Owner's equity  ....................               69,767      53,659     64,595        63,010        73,978        9,474
U.S. GAAP

Fixed assets and construction in progress         212,053     222,483    204,216       197,097       191,845       24,568
Total assets  ......................              245,281     258,877    243,139       224,452       221,281       28,338
Owner's equity......................               67,116      66,283     82,664        77,490        85,912       11,002


                                                                         For the Years Ended December 31,
                                                  -----------------------------------------------------------------------
                                                    2002        2003       2004          2005          2006         2006
                                                  -----------------------------------------------------------------------
                                                                       (Restated)     (Restated)
                                                    (RMB)      (RMB)      (RMB)          (RMB)        (RMB)         (USD)
                                                                              (in millions)
Consolidated Cash Flow Statement Data:
HKFRS
Continuing operations:
Net cash inflow from operating
activities.                                        30,012      30,917     34,127        33,483        33,950        4,348
Net cash outflow from investing activities.       (34,219)    (34,875)   (28,474)      (24,296)      (25,973)      (3,326)
Purchase of fixed assets and construction
 in progress, repayments for leased land          (34,186)    (36,450)   (28,027)      (27,247)      (26,474)      (3,390)
Net cash inflow/(outflow)  from financing
activities                                          3,212       3,595     (2,246)      (14,764)       (6,447)        (826)



Discontinued operations:
Net outflow/(inflow) from operating
activities                                              -           -       (474)           74           183           23
Net cash outflow/(inflow) from investing
activities                                              -           -       (228)         (312)          982          126

Net cash inflow  from financing
activities.                                             -           -        503           108             -            -
Decrease/(increase) in cash and cash
equivalents                                          (995)       (363)     3,208        (5,707)        2,695          345


EXCHANGE RATE INFORMATION

         We prepare our financial statements in Renminbi. Translations of amounts from Renminbi and Hong Kong dollar into U.S. dollars, and vice versa, are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to US dollars or from US dollars to Renminbi were translated at the average rate announced by the People's Bank of China (the "PBOC Rate") on December 29, 2006 at RMB 7.8087 = US$1.00 and translations from Hong Kong dollars to US dollars or from US dollars to Hong Kong dollars were translated at HK$7.7771 = US$1.00, the noon buying rate on December 29, 2006 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi and Hong Kong dollar amounts could actually be converted into U.S. dollars at these rates or at all.

         On April 30, 2007, the latest practicable date, the PBOC Rate was RMB
7.7055 = US$1.00 and the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was HK$7.8212 = US$1.00.

         The following table sets forth the high and low noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods shown.

                                               Noon Buying Rate
                                  -----------------------------------------
                                      RMB per US$           HK$ per US$
                                  -----------------------------------------
                                    High       Low       High        Low
                                  -----------------------------------------
November 2006...................  7.8750     7.8303      7.7875     7.7751
December 2006...................  7.8350     7.8041      7.7787     7.7665
January 2007....................  7.8127     7.7705      7.8112     7.7885
February 2007...................  7.7632     7.7410      7.8141     7.8041
March 2007......................  7.7454     7.7232      7.8177     7.8093
April 2007......................  7.7345     7.7090      7.8155     7.8095

         The following table sets forth the period-end noon buying rates and the average noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2002, 2003, 2004, 2005, 2006 and 2007 (through April 30). The average noon buying rates for the periods shown are calculated by averaging the noon buying rates on the last day of each month in the period.

                       Period-End Noon Buying Rate   Average(1) Noon Buying Rate
                       ---------------------------  ---------------------------
                         RMB per US$  HK$ per US$   RMB per US$   HK$ per US$
                       ---------------------------  ---------------------------
2002...................   8.2800      7.7988         8.2772       7.7996
2003...................   8.2767      7.7640         8.2771       7.7864
2004...................   8.2765      7.7723         8.2768       7.7899
2005...................   8.0702      7.7533         8.1826       7.7755
2006...................   7.8041      7.7771         7.9723       7.7685
2007 (up to
  April 30, 2007)......   7.7090      7.8212         7.7497       7.8100

---------------------
(1) Determined by averaging the rates on the last business day of each month during the relevant year, except for the average rate of the relevant periods in 2007, which is determined by averaging the daily rates during the respective periods.

CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

RISK FACTORS

Risks Relating to Our Business

INCREASING COMPETITION MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS GROWTH AND FINANCIAL CONDITION.

         The telecommunications industry in China is rapidly evolving. In recent years, the central government has implemented a number of measures to restructure, and encourage fair and orderly competition in the telecommunications industry. As a result, we face increasing competition from other licensed telecommunications operators in China, including China Telecom Group, or China Telecom; China Mobile Communications Corporation, or China Mobile; China United Telecommunications Corporation, or China Unicom; China Railway Communications Corporation Limited, or China Railcom; and China Satellite Communications Corporation, or China Satcom. We expect our competitors to further expand their network coverage and increase their sales and marketing efforts in our northern service regions. We will also face competition from foreign-invested telecommunications operators as a result of China's accession into the World Trade Organization, or the WTO, and the entry of foreign telecommunications companies into the Chinese market. As we operate in an increasingly competitive market, we have experienced and may continue to experience pressure on operating revenues and operating margins for some of our telecommunications services.


COMPETITION IN OUR SERVICES MAY RESULT IN LOWER TARIFFS, A SMALLER CUSTOMER BASE AND LOWER USAGE FOR OUR SERVICES, THEREBY ADVERSELY AFFECTING OUR BUSINESS GROWTH AND FINANCIAL CONDITION.

         We compete with other fixed-line service providers, including China Telecom, China Unicom and China Railcom, each of which has been licensed to provide fixed-line telephone services. We have experienced limited competition from other fixed-line service providers to date in the market for local telephone services, primarily because our competitors have not built significant local fixed-line access infrastructure. However, competition for the provision of these services may increase in the future as our competitors develop their own networks, including through the use of alternative technologies. In the markets for domestic and international long distance telephone services, we face strong competition from voice over Internet protocol, or VoIP services, provided by China Telecom, China Mobile, China Unicom and China Railcom. Tariffs for VoIP services are market-based and therefore not subject to minimum pricing restriction. In addition, we face increasing competition from Internet phone service providers such as Skype and Vonage. This competition may become more severe if current restrictions on the provision of these services are liberalized. Increased competition from these operators may force us to lower our tariffs or may reduce the size of our customer base and the usage of our networks. Any of these developments may materially adversely affect our business growth and financial condition.

         Mobile service substitution for our fixed-line telephone services has also created considerable competition in the markets for local and long distance telephone services. Consistent with trends in global markets in recent years, an increasing proportion of total voice traffic is being carried by mobile networks. Currently, China Mobile and China Unicom are the only licensed providers of mobile communications services in China and, in recent years, significant traffic from our fixed-line networks has been diverted to the networks of these two companies. In 2006, mobile substitution accelerated as a result of stronger pricing pressure from mobile operators, which increasingly lowered tariffs through various discount programs. The usage volume of local calls in our service regions decreased to 217.27 billion pulses in 2006 from
228.44 billion pulses in 2005, mainly due to migration of our local voice traffic to mobile services. Mobile operators may further reduce tariffs for mobile services, which may result in further migration from fixed-line services to mobile services.

         For managed data services and broadband Internet access services, or broadband services, we primarily compete with China Unicom, China Telecom, China Railcom and other broadband Internet access service providers such as Beijing Gehua CATV Network Co., Ltd. on the basis of pricing, the coverage and quality of networks, ability to provide end-to-end connectivity, quality of network management and customer service. While other major telecommunications operators in China have been leasing transport facilities from us to serve their customers, some of them, such as China Mobile and China Unicom, have in recent years begun to build their own long distance networks for voice services and fiber-optic networks for data services. Increased competition from these domestic telecommunications providers may result in lower revenues for us due to competitive pricing policies and increased sales and marketing costs to attract or retain subscribers. We are a major broadband Internet access service provider in our northern service region and have a leading market position. Our broadband Internet access services will face more competition and we may lose market share if cable television companies and other broadband service providers enhance their network and promotion of their broadband Internet access services.

         We began offering information and communication technology services in 2006. Our major competitors for such services are other telecommunication operators such as China Telecom, and system integration service providers such as Digital China Holdings Limited and Taiji Computer Corporation Limited. We may lack experience in providing information and communication technology services and may not have qualified personnel with relevant experiences and skills because we began offering information and communication technology services in 2006. As a result, we may not be able to effectively compete against our competitors.


COMPETITION FROM FOREIGN-INVESTED OPERATORS AND OTHER NEW ENTRANTS MAY FURTHER INCREASE THE COMPETITION FOR EMPLOYEES, EXACERBATE PRICE COMPETITION AND INCREASE OUR OPERATING EXPENSES, THEREBY ADVERSELY AFFECTING OUR FINANCIAL CONDITION AND GROWTH PROSPECTS.

         As a result of China's accession to the WTO in December 2001, and the adoption of the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises in January 2002, which implement China's commitments to the WTO, the PRC government has agreed to gradually liberalize the various segments and regions of the telecommunications market in China to foreign investors. Beginning on December 2, 2007, foreign investors are permitted to increase their ownership of fixed-line telecommunication operators that provide domestic and international voice, packet-switched and circuit-switched data transmission and other services to not more than 49%. More foreign-invested operators may enter China's telecommunications market as a result of this liberalization. They may have greater financial, managerial and technical resources and more expertise in network management and sales and marketing than we do.

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

         We currently provide personal handyphone system, or PHS, services to reduce the impact of mobile substitution on our fixed-line operations. PHS is a telecommunications technology that allows us to offer to our customers wireless local access services with mobility within an area with the same area code. Our ability to realize acceptable returns from our investment in PHS technology will depend on continued customer adoption of this technology. However, this market may not continue to develop, since potential customers are and will be able to choose from a variety of alternative fixed-line and wireless communication technologies, including both existing technologies and new technologies to be offered in the future, such as third generation, or 3G mobile telephone services. For instance, if China Mobile or China Unicom reduces the tariffs for mobile telecommunications services, our existing and potential PHS customers may choose to use these services instead of our PHS services to take advantage of the less geographically restricted service scope and other features of mobile technology. In addition, more mobile licenses may be issued in the near future, which will increase the level of competition in the provision of mobile telephone services, which will in turn increase pricing pressure and adversely affect the growth prospects of our PHS services. Furthermore, if we introduce 3G mobile telephone services, traffic on our PHS services may migrate to our 3G services, thereby materially and adversely affect the growth prospects of our PHS services.

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

         Similar to many enterprises in China, a significant percentage of our funding requirements is satisfied through short-term borrowings. As of December 31, 2005 and 2006, our short-term bank loans, short-term commercial paper and the current portion of our long-term bank and other borrowings were RMB 56,147 million and RMB 50,055 million, respectively, representing 68.4% and 63.2% of the sum of total long-term and short-term bank loans and other borrowings as of the respective dates. Although, in our experience, a substantial portion of our short-term borrowings is rolled over upon maturity and these borrowings have been, in the past, a stable source of funding, no assurances can be given that this will continue to be the case. If our lenders do not roll over our short-term borrowings, or if we are unable to secure sufficient borrowings, our liquidity position would be adversely affected, and we may be required to seek more expensive sources of short-term or long-term funding to finance our operations. In addition, implementing our strategies may require substantial capital expenditures. To the extent these expenditures exceed our cash resources, we will be required to seek additional debt or equity financing. If we are unable to obtain sufficient funding for our operations or development plans on commercially acceptable terms, or at all, our liquidity and financial condition may be adversely affected.


OUR ULTIMATE CONTROLLING SHAREHOLDER, CHINA NETCOM GROUP, MAY CAUSE US TO ENTER INTO TRANSACTIONS OR TAKE (OR FAIL TO TAKE) OTHER ACTIONS OR MAKE DECISIONS THAT CONFLICT WITH THE BEST INTERESTS OF OUR OTHER SHAREHOLDERS.

         As of April 30, 2007, China Netcom Group beneficially owned approximately 69.88% of our outstanding shares. As a result, China Netcom Group, subject to our articles of association and applicable laws and regulations, will effectively be able to control our management, policies and business by controlling the composition of our board of directors, determining the timing and amount of our dividend payments, approving significant corporate transactions, including mergers and acquisitions, and approving our annual budgets. Therefore, China Netcom Group may cause us to enter into transactions or take (or fail to take) other actions or make decisions that conflict with the best interests of our other shareholders.

WE RELY ON CHINA NETCOM GROUP TO PROVIDE CERTAIN SERVICES AND FACILITIES FOR WHICH WE CURRENTLY HAVE LIMITED ALTERNATIVE SOURCES OF SUPPLY. CHANGES IN THE AVAILABILITY, PRICING OR QUALITY OF THESE SERVICES OR FACILITIES MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND PROFITABILITY.

         Pursuant to various agreements and arrangements, China Netcom Group provides us with services and facilities necessary for our business activities, including but not limited to, the use of fiber-optic networks in our northern service regions, international gateways, leases for properties located in our northern service regions.

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

         As a telecommunications operator in China, we are subject to extensive regulation by and under the supervision of the MII, which is the primary telecommunications industry regulator in China. The MII is responsible for formulating policies and regulations for the telecommunications industry, granting telecommunications licenses, allocating frequency spectrum and numbers, formulating interconnection and settlement arrangements between telecommunications operators, and enforcing industry regulations. Other PRC governmental authorities also regulate tariff policies, capital investment and foreign investment in the telecommunications industry. See "Item 4. Information on the Company -- Regulation." The regulatory framework within which we operate may constrain our ability to implement our business strategies and limit our ability to respond to market conditions or to changes in our cost structure. Moreover, we operate our businesses pursuant to approvals granted by the State Council and under licenses granted by the MII. If these approvals or licenses were revoked or suspended, our business and operations would be materially and adversely affected. In addition, we are subject to various regulatory requirements as to service quality, pricing and other actions, and failure to comply with such requirements may subject us to mandatory penalties or other punitive measures, any of which could have a material adverse effect on our operations and financial condition.

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

         The PRC government may issue additional mobile telecommunications licenses in the future. The timing of issuance and terms of these licenses, if any, have not yet been announced. We cannot assure you that we will be able to obtain a mobile license. In addition, if we do obtain a mobile license, we cannot assure you that we will have sufficient resources to establish mobile operations or that our mobile operations will generate satisfactory returns for our shareholders. The issuance of additional licenses would also increase the competition we face.

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

         In 2002, the MII indicated in writing that it did not intend to initiate any adjustment to tariffs for local fixed-line telephone services during the three to five years commencing in September 2002. However, we cannot predict with accuracy the timing, likelihood or magnitude of tariff adjustments or the extent or potential impact on our business of future tariff adjustments. If the government substantially lowers the tariffs for local fixed-line telephone services, our business and profitability may be adversely affected. In particular, monthly fees on fixed-line services have recently drawn attention from customers and the government. Revenues from some of our customers have decreased as a result of discounts on monthly fees that we offered through bundled service packages. Our revenues will be adversely affected if the government abolishes such monthly fees.

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

         The PRC government may promulgate new regulations to abolish fees on mobile service incoming calls, which will accelerate mobile substitution of our fixed-line services. In addition, as a result of the growth in customer base of mobile services and the reduction in tariffs, voice traffic originated from fixed-line networks to mobile networks has exceeded that originated from mobile networks to fixed-line networks. Furthermore, new regulations may require us to pay interconnections fees to mobile operators for calls originating from our networks that are terminated on their networks. Interconnection fees that we earn from mobile operators may decrease and may be exceeded by those that they earn from us.

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

         The MII requires China Telecom, China Netcom Group, China Mobile, China Unicom, China Railcom and China Satcom to participate in a project to provide telephone services in a number of remote villages in China as transitional measures prior to the formalization of a universal service obligation framework. In order to fulfill such obligations under these transitional measures, China Netcom Group has agreed with us that it will assume the responsibility for investing in and constructing the necessary network facilities. If we operate and maintain such network facilities in our northern service regions, China Netcom Group has agreed to compensate us for the related expenses based on their fair market value. However, China Netcom Group may fail to fulfill its obligations under this project, and we may not be adequately compensated by China Netcom Group for the cost and expenses resulting from our operation and maintenance of any such network. Either of these events may adversely affect our financial condition.


Risks Relating to China

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

         The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the central government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. In particular, legislation since 1979 has significantly enhanced the protections afforded to various forms of foreign investment in China. CNC China, our primary operating subsidiary, was incorporated in China as a "wholly foreign-owned enterprise." Although we are the sole shareholder of, and therefore have full control over, CNC China, the exercise of our shareholder rights in CNC China are subject to its articles of association and PRC laws applicable to foreign investment enterprises in China, which may be different from the laws of the United States. As Chinese foreign investment laws and regulations are relatively new and the Chinese legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the remedies available to you as an investor and to us in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.


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

         We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully convertible currency. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. Since that date, the value of the Renminbi has appreciated by approximately 7.4% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. Substantially all of our revenues are denominated in Renminbi, while a portion of our capital expenditures are denominated in foreign currencies, such as U.S. dollars and Hong Kong dollars. Future movements in the exchange rate of Renminbi and other currencies may have an adverse effect on our financial condition and results of operations, particularly our international long distance services. In addition, any revaluation of the Renminbi may adversely affect the prices of our shares and ADSs or any dividends payable on our shares and ADSs in foreign currency terms.


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

         Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will receive proxy materials with respect to matters to be voted on at a meeting of shareholders through the depositary and may only exercise voting rights by appointing the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. Consequently, if the materials are slow to be forwarded to holders of ADSs by the depositary or are otherwise delayed or if the depositary sets deadlines by which holders of ADSs must give their instructions regarding how to vote that fall too soon after mailing of the proxy materials, you may not receive voting materials in time to instruct the depositary to vote. Thus, it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, may not have the opportunity to exercise a right to vote.


ITEM 4.    INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT

         Our legal and commercial name is China Netcom Group Corporation (Hong
Kong) Limited. Our principal executive offices are located at No. 21, Financial Street, Xicheng District, Beijing, PRC 100032. Our telephone number is (86-10) 6625-8899. Our registered offices are located at 6701, 67/F, The Center, 99 Queen's Road Central, Hong Kong. We have appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, United States of America, with telephone number 1-212-894-8940, as our agent for service of processes for actions brought under the U.S. securities laws.

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

         We, through China Netcom Corporation International Limited, established Asia Netcom in 2002. Asia Netcom remained inactive until it acquired substantially all the assets, including cash, and most of the subsidiaries, of the former Asia Global Crossing Ltd., or AGC, by the end of 2003. On August 22, 2006, we sold our 100% equity interest in Asia Netcom to Connected Holding Limited for US$ 168.84 million.


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

              o the principal fixed-line networks that were located in the Beijing and Tianjin Municipalities and the provinces of Hebei, Henan, Shandong, Liaoning, Shanxi, Jilin and Heilongjiang and the Neimenggu Autonomous Region; and

              o assets constituting 30% of the bandwidth of the nationwide inter-provincial fiber-optic network that were owned by the former China Telecom Group.

         Pursuant to the same directive, China Netcom Group purchased the entire equity interest in Jitong Communications Company Limited on May 28, 2003. In April 2004, the shareholders of China Netcom Holdings agreed to transfer their respective interests in China Netcom Holdings to China Netcom Group.


Restructuring in Anticipation of the November 2004 Global Offering

The asset and liability transfers

         In anticipation of our global offering in November 2004, we entered into certain transactions, including a series of transfers of assets and liabilities between us and China Netcom Group. Following our restructuring, we provided:

         o telecommunications businesses in our northern and southern service regions; and

         o international telecommunications services in the Asia-Pacific region.

         China Netcom Group continued to:

         o provide telecommunications services in provinces, autonomous regions and municipalities outside our northern and southern service regions; and

         o    own non-core businesses.

Our subsidiaries

         We own the entire equity interest of CNC China, a company registered in China. CNC China is our operating subsidiary in China. All businesses in our northern service regions are operated through the local branch offices of CNC China.

Change of our financial year end

         In order to conform our financial year end, which was March 31 previously, to the financial year end of the businesses that were transferred to us in connection with the restructuring, we changed our financial year end from March 31 to December 31 beginning April 1, 2003.

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


Our 2005 Acquisition

         On September 12, 2005, we, CNC BVI and China Netcom Group entered into a conditional sale and purchase agreement whereby we agreed to acquire the entire equity interests of China Netcom Group New Horizon Communications Corporation (BVI) Limited, or CNC New Horizon BVI, from CNC BVI for a consideration of RMB 12,800 million, RMB 3,000 million of which was paid out to China Netcom Group on October 31, 2005 at the consummation of our 2005 Acquisition.

         Our 2005 Acquisition resulted in the transfer from China Netcom Group to us its fixed-line telecommunications assets and related liabilities in Heilongjiang Province, Jilin Province, the Neimenggu Autonomous Region and Shanxi Province, or the 2005 Acquired Assets and Liabilities.

         On November 3, 2006, CNC China completed its merger with CNC New Horizon BVI, with CNC China being the surviving entity.


Sale of Asia Netcom

         On August 22, 2006, we sold our 100% equity interest in Asia Netcom to Connect Holdings Limited for US$168.84 million. Asia Netcom was a wholly owned subsidiary through which we provided international telecommunications services in the Asia-Pacific region. The sale of Asia Netcom is in line with our strategy to focus on development of telecommunications services in China. After the completion of the sale, we continued to have business relationships with Asia Netcom in connection with our remaining international operations, including the purchase of network capacity from Asia Netcom, which is not expected to be significant.


Recent Development - Sale of Southern Service Region Business

         On February 28, 2007, we sold our telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality, or our southern service region, to China Netcom Group for a cash consideration of RMB 3,500 million. China Netcom Group assumed an aggregate principal amount of RMB 3,000 million of debt which is due and owing from the Guangdong and Shanghai branches to independent third parties upon completion of the disposal. We believe that the sale of our southern service region business has increased our ability to allocate more resources to solidifying and strengthening our leading position in our northern service region.

BUSINESS OVERVIEW

         Unless otherwise indicated, all data and information relating to our businesses and operations for the year ended December 31, 2004 include the data and information relating to the 2005 Acquired Assets and Liabilities, and all data and information relating to our business and operations for the years ended December 31, 2004 and 2005 are presented as if the sale of Asia Netcom occurred on January 1, 2004. The operations results of Asia Netcom, which will be eliminated from the ongoing operations and cash flows of the Company following the sale, are presented as discontinued operations for the period from January 1, 2004 to December 31, 2006.


Our Services

         We are a leading broadband communications and fixed-line telecommunications operator in China and a dominant provider of fixed-line telephone services, broadband and other Internet-related services, business and data communications services, as well as information and communications technology services in our northern service region. The services that we offer include:

         o fixed-line telephone services (including Personal Handyphone System, or PHS services), including local, domestic long distance and international long distance services;

         o broadband and other Internet-related services, including XDSL, LAN, wireless and other Internet access services, broadband content and applications services;

         o business and data communications services, including managed data and leased line services; and

         o information and communications technology services, including services such as system integration, software development, maintenance and consultancy.

         Tariffs for most of our services are regulated by the government, including the MII, the NDRC, and provincial telecommunications administrations and price bureaus in China. We describe, in this "Item 4. Information on the Company -- Business Overview" section, tariffs for services for which we have sole discretion in setting the market-based tariff levels, including VoIP and broadband Internet services. For a discussion of government-fixed tariffs and guidance tariffs, such as those for fixed-line telephone services, see "-- Regulation -- Tariff Setting." Prices for some of our services may be subject to promotional discounts.


Fixed-line telephone services (including PHS)

         We are the dominant provider of fixed-line telephone services in our northern service region, with a market share of 91.5% as of December 31, 2006, based on the number of fixed-line subscribers.

         Our fixed-line telephone services consist of local telephone, domestic long distance, international long distance, value-added and interconnection services. The number of our fixed-line subscribers in our northern service region increased from 107.6 million as of December 31, 2004 to 114.7 million as of December 31, 2005. In 2006, as domestic mobile operators launched service packages at competitive prices, the migration from fixed-line to mobile communications intensified, and the number of our fixed-line subscribers in our northern service region decreased to 114.0 million as of December 31, 2006. Of the total number of fixed-line subscribers in our northern service region, as of December 31, 2006, approximately 60.4% were residential customers, 9.6% were business customers, 6.0% were public telephones and 24.0% were PHS subscribers. Fixed-line telephone services represent our principal business activity.

         In an effort to maintain our leading position in local telephone services, we have recently launched a number of bundled services targeting selected consumer segments by capitalizing on our service offerings and network resources. For example:

         o For urban subscribers, we provide bundled services under the brand name of "Family 1+" and "Unified Number" with both fixed-line and mobile functionalities;

         o For campus subscribers, we offer "New Sunshine" service to provide more SMS and family calls;

         o For rural subscribers, we offer the "Economical Phone," a bundled voice and value-added service, which does not charge monthly fees to encourage higher voice traffic and value-added-service usage.

         We believe that these new services have reduced the mobile substitution effect by increasing voice traffic. However, because we are still in the process of upgrading our network to include intelligent functionalities and other supporting infrastructure, these bundled services were not yet offered on a large scale in our northern service region by the end of 2006. We expect that, upon completion of the upgrading of our network, these bundled services will be offered throughout our northern service region and will help mitigate the declines in our local voice communications services.

         We have selectively built wireless local access networks based on PHS technology to offer PHS services as an alternative to mobile services. Our PHS services have been introduced in most cities in our northern service region, where we have rolled out our PHS networks as an extension to our existing fixed-line network. We believe that our PHS services have mitigated the substitution effect of mobile services.

         PHS services are wireless telephone services that have features similar to traditional mobile telephone services. For example, both types of services offer voice services over handsets as well as short messaging functions. However, as PHS services have smaller cellular coverage than traditional mobile networks, PHS networks require more cellular sites for the same area coverage. In addition, due to regulatory constraints in China, users of PHS services are only permitted to roam within an area with the same area code while traditional mobile telephone services offer nationwide or international roaming capabilities. Tariffs for PHS services are similar those for traditional fixed-line voice services. Incoming calls are free when using PHS services but are generally charged on a per minute basis when using traditional mobile services.

         As of December 31, 2006, our PHS services were provided in regions covering more than 100 area codes in our service regions. The number of our PHS subscribers grew rapidly from when we began offering this service to the end of 2005. As of December 31, 2005, we had approximately 27.3 million PHS subscribers in our service regions, compared to approximately 22.1 million at the end of 2004. However, in 2006, as mobile operators launched aggressive tariff packages, the tariff advantage of PHS services diminished, and our PHS subscribers as of December 31, 2006 decreased for the first time by approximately 3,000 from approximately 27.3 million as of December 31, 2005. In 2006, we reduced our capital expenditures on PHS services and decreased our subsidies of PHS terminals. Our PHS services focused more on selected consumer segments such as hospitals, school campus, hotels and other commercial buildings, and were offered as a key component of our bundled services.

         We also operate a network of approximately 6.9 million public telephones located in our northern service region in China. We provide local, domestic long distance and international long distance call services and Internet services through our public telephones. An important contributing factor to the demand for public telephones services is China's large and growing migrant population.

         The following table summarizes key information regarding our local telephone services in our service regions in China as of the dates indicated:

                                                       As of December 31,
                                              ----------------------------------
                                                  2004       2005        2006
                                              ----------------------------------
                                              (in thousands, except percentages)
Total number of fixed-line
   subscribers(1).........................      108,079    115,328     114,934
Northern service region

    Number of fixed-line subscribers
      Residential.........................       70,638     70,273      68,803
      Business............................        9,251     10,725      10,946
      PHS.................................       22,124     27,329      27,316
      Public telephones...................        5,558      6,331       6,907
        Sub-total.........................      107,571    114,658     113,972
    Market share(2).......................        93.5%      92.3%       91.5%
Southern service region (3)
    Number of fixed-line subscribers......          508        670         962

______________________
(1) Fixed-line subscribers consist of all access lines in service as well as PHS subscribers. We calculate PHS subscribers based on the number of active telephone numbers for our PHS services. In cases where a PHS subscriber uses the same telephone number as an access line in service, the designation as a PHS subscriber or access line in service depends on which service is first activated. We increase our total number of fixed-line subscribers as soon as practicable after activation of the service. We remove a fixed-line subscriber from the total number of fixed-line subscribers as soon as practicable after the fixed-line subscriber deactivates the service voluntarily or three months after the date on which the fixed-line subscriber's bill becomes overdue. Prepaid and postpaid telephone card customers are not counted toward our fixed-line subscribers.
(2) Calculated by dividing the number of our fixed-line subscribers by the total number of fixed-line subscribers in our northern service region published by the provincial telecommunications administrations or the MII, as the case may be, as of each of December 31, 2004, 2005 and 2006.
(3) We sold our telecommunications assets, liabilities and business operations in our southern service region to China Netcom Group on February 28, 2007. See "Item 4. Information on the Company--History and Development--Recent Development--Sale of Southern Service Region Business."


         Local telephone services

         Our local telephone services, which represent the largest portion of our fixed-line telephone services in terms of revenues, grew continuously in recent years until 2005 but experienced a decline in 2006.


         Service usage

         The following table sets forth information regarding usage of our local telephone services provided in our service regions for the periods indicated:


                                                For the Years Ended December 31,
                                              ---------------------------------
                                                 2004         2005         2006
                                              ---------------------------------
Total usage (pulses in millions)(1)........    234,661      228,436     217,270
Internet dial-up usage (pulses
 in millions)(1)...........................     17,226        8,552       5,271
Total usage excluding Internet
 dial-up usage (pulses in millions)........    217,435      219,884     211,999

_____________________
(1) Pulses are the billing units for calculating local telephone usage fees. See "-- Regulation -- Tariff Setting -- Local telephone services" for a discussion of pulses.

         In 2006, total usage in local telephone services was 217,270 million, which included 5,271 million Internet dial-up usage. Total usage of local telephone services excluding Internet dial-up usage was 211,999 million, representing a 3.59% decrease from last year's 219,884 million, reflecting increasing migration of local fixed-line voice traffic to mobile services.


         Domestic long distance services

         We offer traditional long distance services and VoIP long distance services in our northern service region, and until we sold our southern service region business on February 28, 2007, primarily through VoIP in our southern service region.

         In 2006, the usage of our domestic long distance services increased by 8.7% over that of 2005, primary due to promotional tariff offerings and our enhanced sales and marketing efforts to increase traditional long distance voice traffic.

         Service usage

         The following table shows the total minutes of domestic long distance calls carried through our long distance network for the periods indicated:

                                                For the Years Ended December 31,
                                                -------------------------------
                                                  2004       2005        2006
                                                -------------------------------
Total minutes of domestic long distance
  calls (in millions)(1)(2)
   Traditional................................   15,546     15,979     18,612
   VoIP.......................................   13,820     14,996     15,058
                                                -------------------------------
    Total.....................................   29,366     30,975     33,670
Northern service region
   Total minutes of usage (in millions)(2)
   Traditional................................   15,087     15,653     17,327
   VoIP.......................................   11,960     12,122     11,482
                                                -------------------------------
    Sub-total.................................   27,047     27,775     28,809
Southern service region(3)
   Total minutes of usage (in millions).......    2,319      3,200      4,861

-----------------------------
(1) Includes usage provided over traditional networks in our southern service region.
(2) Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our long distance networks.
(3) We sold our telecommunications assets, liabilities and business operations in our southern service region to China Netcom Group on February 28, 2007. See "Item 4. Information on the Company--History and Development--Recent Development--Sale of Southern Service Region Business."


         The increase in minutes of usage in our domestic long distance services in recent years was mainly due to economic development, declining effective tariffs, increased cross-regional business activities, growth in our customer base and new service offerings. The increase in competition has, however, negatively affected our market share, which decreased from 41.7 % in 2004 to
33.9 % in 2006 in our northern service region, and may affect the future growth rate of our domestic long distance services.


         Tariffs

         In 2001, the PRC government abolished regulatory controls on tariffs for VoIP long distance calls and allowed operators to set their own rates. We currently charge RMB 0.30 per minute in addition to a local usage fee for our VoIP domestic long distance services.


         International long distance services

         We are the leading provider of international long distance services in our northern service region, with a 41% market share for the overall international long distance service in that region for the year ended December 31, 2006, as compared to 46.8% for the year ended December 31, 2005. This decrease was primarily due to increasing competitions from other international long distance service providers.

         In 1999, we began to offer VoIP international long distance services in our service regions. The usage of our VoIP international long distance services as a percentage of the total usage of our international long distance services increased from 66.5% as of December 31, 2004 to 67.0% as of December 31, 2006, as price-sensitive customers increasingly elected to use lower-priced VoIP international long distance services.


         Service usage

         The following table sets forth certain information related to the usage of our international long distance services for the periods indicated:

                                                For the Years Ended December 31,
                                                --------------------------------
                                                  2004      2005       2006
                                                --------------------------------
International long distance outbound
 call minutes (in millions)(1)(2)
   Traditional...............................      158       173       187
   VoIP......................................      313       418       379
                                                --------------------------------
     Total...................................      471       591       566
Northern service region
   Total minutes of usage (in millions)(2)
   Traditional...............................      148       156       144
   VoIP......................................      191       196       180
                                                --------------------------------
     Sub-total...............................      339       352       324
Southern service region (3)
   Total minutes of usage (in millions)......      132       239       242


-----------------------------
(1) Includes usage provided over traditional networks in our southern service region.
(2) Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our international long distance networks.
(3) We sold our telecommunications assets, liabilities and business operations in our southern service region to China Netcom Group on February 28, 2007. See "Item 4. Information on the Company--History and Development--Recent Development--Sale of Southern Service Region Business."


         Our principal outgoing international long distance calls are to Hong Kong, Taiwan, the United States, Japan and South Korea.


         Tariffs

         The following table sets forth our current VoIP international long distance tariffs:

                                                                Tariff
                                                           -----------------
                                                            (RMB per minute)
VoIP services:
  Hong Kong, Macau and Taiwan........................             1.50
  United States and Canada...........................             2.40
  Asia-Pacific and certain European countries(1).....             3.60
  All other international destinations...............             4.60

----------------
(1) Includes the United Kingdom, France, Italy, Germany, Australia, New Zealand, Japan, South Korea, Singapore, Malaysia, Thailand, the Philippines and Indonesia.


         We offer international long distance services through international gateways that we lease from China Netcom Group, and pay for the use of networks of operators in foreign jurisdictions for outgoing international calls. We negotiate bilateral settlement arrangements and rates with operators in foreign jurisdictions based on international settlement standards in the telecommunications industry.


         Value-added services

         In addition to basic telephone services, we offer a range of value-added services, including caller identification, PHS short messaging and "personalized ring" services. Personalized ring service enables our traditional fixed-line telephone and PHS telephone to emit a distinctive ring for incoming calls designated numbers. Our value-added services generate additional usage on our network and increase our average revenues per fixed-line subscriber, thus mitigating the impact of mobile substitution and contributing to our revenues.

         In 2006, we introduced additional value-added services, including "Phone Navigation," "Phonemate" and "Concealed Number." These services increased the usage of voice traffic through our fixed line network and increased our average revenue per unit. Upon completion of upgrading our network to allow intelligent functionalities, new value-added services can be offered on a large scale in our service region.

         As of December 31, 2004, 2005 and 2006, 60.4%, 65.9% and 68.5%,
respectively, of our subscribers subscribed to our caller identification service in our service regions. In 2006, 7.8 billion PHS short messages were sent from our network, representing an increase of 15.3% from 6.8 billion in 2005. The number of subscribers to our "personalized ring" services reached 15.8 million as of December 31, 2006, as compared to 6.8 million as of December 31, 2005. In addition, we provide telephone information, teleconferencing, video conferencing, voice mail services. Value-added services are still in a relatively early stage of development in China, and we believe that there is significant growth potential in this area.


         Tariffs

         We charge RMB 3.00 to RMB 6.00 per month, depending on the region, for our caller identification service. We charge RMB 0.08 to RMB 0.10 per message for PHS messages sent within our own network or to the network of China Telecom, and RMB 0.10 to RMB 0.15 per message for messages sent outside our own network or the network of China Telecom. We charge RMB 2.00 to RMB 10.00 per month for using our "personalized ring" and charge separately for downloading "ring tones"


         Interconnection

         We earn interconnection fees for terminating or transiting calls that originate from other domestic operators' networks and pay interconnection fees to other operators in respect of calls originating from our networks that are terminated on their networks. We earn and pay such fees in respect of local and domestic and international long distance calls and Internet services.

         All interconnection and settlement arrangements among domestic operators in China are governed by the Telecommunications Regulations and the rules on interconnection arrangements and settlement promulgated by the MII. Most of the agreements pursuant to which we interconnect with other domestic operators were entered into by China Netcom Group prior to our restructuring. We have entered into an agreement with China Netcom Group pursuant to which we have agreed with China Netcom Group that the costs and benefits arising under these agreements, as they relate to our operations, will be for our account. We have also entered into an interconnection settlement agreement with China Netcom Group to interconnect with networks owned by China Netcom Group outside of our northern service regions.

         For information about our domestic and international telecommunications arrangements, see "--Regulation -- Tariff Setting -- Interconnection" and "Item
7. Major Shareholders and Related Party Transactions -- Related Party Transactions -- Continuing connected transactions relating to CNC China and CNC New Horizon -- Interconnection Settlement Agreement."


Broadband and other Internet-related services

         We are the leading provider of broadband and other Internet-related services in our northern service region. Broadband services represent one of our fastest growing businesses. This growth has been driven by the increasing affordability and rising use of personal computers and other Internet access devices, gradual recognition by businesses of the importance of information, reduced tariffs and the proliferation of content and applications, such as online games and video-on-demand.

         The following table sets forth selected information regarding our broadband, dial-up and dedicated Internet access services.

                                                                      As of and For the Years Ended December 31,
                                                                     ---------------------------------------------
                                                                       2004               2005               2006
                                                                     ---------------------------------------------
Broadband services:(1)
  DSL subscribers (in thousands)..................................   5,956.2            8,568.4          11,378.9
  LAN subscribers (in thousands)..................................   2,533.2            2,904.2           3,698.2
  Others (in thousands)...........................................       3.0                2.6               3.7
                                                                     ---------------------------------------------
    Subtotal......................................................   8,492.4           11,475.2          15,080.8
Northern service region
  DSL subscribers (in thousands)..................................   5,939.2            8,529.2          11,287.9
  LAN subscribers (in thousands)..................................   2,207.2            2,507.0           3,140.7
  Others (in thousands)...........................................         0                  0                 0
                                                                     ---------------------------------------------
    Subtotal......................................................   8,146.4           11,036.2          14,428.6
Market share(2)...................................................     93.5%              87.6%             87.5%
Southern service region (3)
  DSL subscribers (in thousands)..................................      17.1               39.2              91.0
  LAN subscribers (in thousands) (4)..............................     326.3              397.2             557.5
                                                                     ---------------------------------------------
Subtotal..........................................................       346                439             652.2
Dial-up and dedicated Internet access services:
  Dial-up online usage (minutes in millions)......................  15,134.2            6,657.5           5,392.8
  Dedicated Internet access lines in service (in thousands).......       2.7                2.0               1.9
Northern service region
  Dial-up online usage (minutes in millions)......................  15,129.8            6,645.6           5,384.3
  Dedicated Internet access lines in service (in thousands).......       2.7                2.0               1.8
Southern service region (3)
  Dial-up online usage (minutes in millions)......................       4.4               12.0               8.5

____________________

(1) We calculate DSL subscribers based on the number of active accounts. LAN subscribers consist of end-users and dedicated line users. We calculate LAN end-users based on the number of ports subscribed for. The number of LAN dedicated line users equals total monthly fees paid by such users divided by set average revenue per unit. The current set revenue per unit is RMB 90. We consider an account active or a service subscribed for as soon as practicable after activations of the applicable service. We remove a subscriber from the total number of subscribers as soon as practicable after that subscriber deactivates the service voluntarily or three months after the date on which that subscriber's bill becomes overdue.
(2) Calculated by dividing the number of our own broadband subscribers by the total number of broadband subscribers in our northern service region, as published by the provincial telecommunications administrations or the MII, as the case may be, as of each of December 31, 2004, 2005 and 2006.
(3) We sold our telecommunications assets, liabilities and business operations in our southern service region to China Netcom Group on February 28, 2007. See "Item 4. Information on the Company--History and Development--Recent Development--Sale of Southern Service Region Business."
(4) Amounts as of December 31, 2004, 2005 and 2006 include dedicated Internet access lines.


     Broadband services

         We seek to achieve a leading position in the fast growing market for broadband services in China by capitalizing on our extensive fixed-line network, large customer base, experienced sales force and established brand. We offer broadband services in our service regions. In 2006, we continued to develop our broadband business model focusing on providing access through computers and television set-top boxes and charging fees on access and content and adopted measures such as selectively upgrading our network speed, introducing more diversified product and price offerings to satisfy the needs of different market segments.


         In 2006, we established "China Netcom Group Broadband Online Limited Corporation," a wholly-owned subsidiary of CNC China specially designated for broadband content and launched the first comprehensive audio-visual entertainment portal in the PRC "CNC MAX." We also leveraged on our status as an official partner of the 2008 Olympic Games to develop the "2008 Broadband Hotels" services. As of December 31, 2006, 1,267 hotels offered to their guests broadband services provided by us. In addition, in 2006, we devoted more efforts in promoting our comprehensive information services for corporate customers, especially small and medium size enterprises. We provided them comprehensive communication and information services including information technology applications and basic communication products.

         Our broadband subscribers increased to 15.08 million as of December 31, 2006, representing an increase of 3.61 million, or 31.4%, from 11.48 million as of December 31, 2005.

         DSL services

         We promote DSL services as the primary broadband service means for residential customers and small and medium-sized enterprise customers in our northern service region. We provide DSL services by upgrading our existing copper-based local switching network. DSL technology allows us to roll out our broadband network at lower incremental costs than other types of broadband networks. In our northern service region, where we are the dominant fixed-line operator, the number of subscribers to our DSL services has grown steadily in recent years, with approximately 11.4 million DSL subscribers as of December 31, 2006, compared with approximately 6.0 million subscribers as of the end of 2004. As of December 31, 2006, our DSL subscribers accounted for 75.5% of our total number of broadband subscribers in our service regions.

         LAN services

         In addition to DSL technology, we also use Ethernet technology-based local-area networks, or LANs, to provide our customers with broadband services. We have selectively rolled out LANs in high density residential and office buildings in our northern service regions, where customers demand a large bandwidth and high-speed Internet access. LAN uses fiber-optic technology and Ethernet protocol to connect our users to a telecommunications network and greatly expands capacity of the access network. As of December 31, 2006, we had
3.7 million subscribers of our LAN services, representing 24.5% of our total broadband subscribers.

         Internet application-related services

         We have entered into cooperation arrangements with content and applications providers in the businesses of live webcasting, virtual theater, video conferencing, IPTV, online education, and broadband games. In addition to basic services such as games, video and portals, we have also launched a series of dedicated services catering to the specific needs of local markets and industry subscribers, namely, an integrated tax payment services platform, digital libraries and digital photo-finishing. In 2005, we successfully launched China's first IPTV services in the city of Harbin, Heilongjiang Province. In 2006, we were granted a right to provide IPTV services in five cities, including Heihe and Mudanjiang of Heilongjiang Province, Shenyang, Dalian and Panjin of Liaoning Province and we began providing information technology services for the rural areas based on IPTV technology in Henan Province. The number of IPTV subscribers reached 144.5 thousand as of December 31, 2006, representing an increase of 201% from December 31, 2005.

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

         Dial-up and dedicated Internet access

         We are also one of the largest providers of dial-up Internet access services in our northern service region in terms of number of subscribers. Total usage by our dial-up Internet subscribers decreased significantly in 2006.

We believe that the decrease was primarily attributable to the migration of some high-usage customers from dial-up Internet services to broadband services.

         We offer high speed Internet access through dedicated lines to our business customers, particularly communications-intensive corporate customers. As of December 31, 2006, we had a total of approximately 1,800 dedicated Internet access subscribers in our northern service region. We bundle this service with voice and data services to provide integrated communications solutions to our business customers.

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

         Dedicated Internet access
         -------------------------

         We charge a subscription fee of RMB 100 and a monthly network usage fee ranging from RMB 2,400 to RMB 5,400, depending on bandwidth, for our dedicated Internet access. Where the dedicated Internet access is provided through DDN, frame relay, ATM or digital circuits access, their respective tariffs apply in addition to the subscription fee and network usage fee. For a more detailed description of the tariffs for DDN, frame relay, ATM or digital circuits, please see "-- Regulation -- Tariff Setting."

Business and data communications services

         We are the leading provider of business and data communications services in our northern service region. Managed data services represent a growing area in China's telecommunications industry. Our business and data communications services enjoyed significant development from high demand for information services from government administration related needs, centralized data processing for financial institutions, needs for IT-related services from logistics- and manufacturing-related industries. We bundle the data communications services together with fixed-line telephone services and broadband services to attract communications-intensive corporate customers. We are responding to increasing market demand in this area by leveraging our network platforms for data transmission and by offering a broad portfolio of services and customized solutions.

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

                                                 As of December 31,
                                   --------------------------------------------
                                     2004               2005               2006
                                   --------------------------------------------
Number of ports
  DDN
  Frame relay....................  43,078             43,519            41,448
  ATM ...........................   4,816              4,212             6,441
Leased bandwidth
  DDN (x64kbps).................. 319,323            205,064           200,138
  Frame relay (x128kbps).........  82,395            177,016           196,597
  ATM (x2Mbps)...................  23,262             12,311            16,890

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


         As of December 31, 2006, we leased circuits totaled 171,249 (x2Mbps) in bandwidth, including 147,459 (x2Mbps) in bandwidth to business customers. An increasing percentage of our leased circuits are of higher speed as well as capacity. Revenues generated from our leased line services have grown steadily in recent years. The following table sets forth the respective amounts of bandwidth of our leased line services provided to our business customers and carrier customers as of the dates indicated.

                                                     As of December 31,
                                           -----------------------------------
                                             2004         2005          2006
                                           -----------------------------------
Bandwidth of leased circuits (x2Mbps)
   Business customers....................   56,363      100,387      147,459
   Carrier customers.....................   34,740       29,602       23,790
                                           -----------------------------------
      Total..............................   91,103      129,989      171,249

Information and communication technology services

         We began offering information and communication technology services in 2006. We provide integrated services of system integration, software development, management applications and fixed-line communication.

         o We provide custodian services to small and medium size enterprises through our proprietary "IT Platform for Small and Medium Enterprises;"

         o We provide comprehensive system consulting and industry application system services to large enterprises;

         o We provide LAN services and outsourcing services to governmental customers.

         In 2006, revenue from our information and communication technology services was RMB 788 million.

Marketing, Sales, Distribution and Customer Services

         In 2006, we made significant improvements to our sales and marketing systems, which comprise major account managers, community managers, sales outlets, 10060 telephone marketing and customer service hotline and online marketing and other channels.

         We set up six types of professional sales and marketing teams comprising public customer managers, business managers and network development managers. We promoted a sale and marketing model that combines frontline sales, back office support, brand image building and experience presentation. In addition, we improved our 10060 hotline's customer service and sales and marketing functions. The 10060 hotline handles approximately 25% of our total volume of our customer service transactions.

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

Billing services and credit control

         We bill our residential customers on a monthly basis and payments are usually due, depending on the location of the customer, within a month and a half of the last date of the billing period. We provide a range of payment choices for the convenience of our customers, including a direct-debit service, which automatically deducts the monthly payment from the subscriber's designated bank account. We also provide specially tailored billing and collection services to our large business customers to help them more effectively plan and monitor their telecommunications needs.


         We charge a late payment fee on subscriber accounts that are not paid by the monthly due date. We generally deactivate services for subscribers wose accounts are more than 30 days overdue. These subscribers whose services have been deactivated must pay all overdue amounts, including applicable late payment fees, to reactivate their services. We will terminate a subscriber's service and will remove him or her from the subscriber list if his or her account is overdue for more than three months. We have implemented subscriber registration procedures, including credit and background checking for PHS customers to strengthen credit control. We also actively promote our prepaid telephone services as a means of controlling bad debts. Upon the completion of the upgrading of our local network to include intelligent functionalities, we will gradually provide customers with detailed breakdown of fee charges.


Network Infrastructure

         We operate a network which provides extensive coverage in China. This network is technologically advanced and conducive to the introduction of the next generation network and 3G technology. This network supports a wide range of end-to-end fixed-line telecommunications services and enables customized products to be delivered to meet a variety of telecommunications needs in "real-time."


         The network which we operate consists of transport networks, service networks and support and information systems. The transport networks are primarily fiber-optic based networks covering our northern service regions in which we operate, supplemented by satellite transmission and digital microwave links. The service networks, which support our basic and value-added telecommunications services, consist of our local access networks, including PHS networks, fixed-line telephone switch networks, Internet and data service networks and intelligent networks. The support and information systems include an operation support system and a business support system to support the reliable and effective operation of our networks.


         In 2006, we completed the construction of the double-plan long distance exchange network, the large-customer network, the telecommunication IP carrier network and the initial trials of our IPv6 project. In addition, we are in the process of upgrading our network to include intelligent functionalities and other supporting infrastructure. In 2006, our capital expenditure in broadband and internet services increased by 38.7% from that of 2005 and our capital expenditure in the PHS network decreased to RMB 2,748 from RMB 4,784 million in 2005.


Suppliers

         We make most of our purchases through a competitive bidding process primarily based on product and service quality, system compatibility and price.

Research and Development

         Our research and development requirements are primarily fulfilled by China Netcom Group in return for a service fee that is negotiated on a case-by-case basis. These research and development activities are focused primarily on operational planning and development of value-added services. China Netcom Group has established a centralized research and development center. On January 6 2006, China Netcom Group and its partners jointly established the National Lab of Next Generation Network in Broadband Application. This lab is the only national level research and development center in China in the information and communications industry. Its research and development efforts will focus on next generation internet IPv6, Triple-Play and 3G operating and supporting systems.

Strategic Alliance with Telefonica

         In November 2005, we entered into a strategic alliance agreement with Telefonica Internacional S.A., or Telefonica, pursuant to which we and Telefonica identified a number of areas in the telecommunications business for potential cooperation. In 2006, we strengthened our cooperative relationship with Telefonica in the areas of strategy, innovation, budgeting and operations. We believe our cooperation with Telefonica has helped improve our management.

Competition

         We compete with other telecommunications providers in virtually all aspects of our business, including our fixed-line telephone services, broadband and other Internet-related services, business and data communications services and information communication technology services. All of our principal competitors in China are telecommunications carriers wholly or majority-owned by the PRC government, including three fixed-line service providers and two licensed mobile service providers. In February 2007, our controlling shareholder, China Netcom Group, entered into a one-year agreement with China Telecommunications Corporation, the controlling shareholder of China Telecom, whereby China Netcom Group agreed not to acquire new customers outside our northern service region and China Telecommunications Corporation agreed not to acquire new customers in our northern service region.


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


Internet-related access services; business and data communications services; information and communications technology services

         For Internet-related access services and business and data communications services, we compete with China Telecom, China Unicom, China Railcom and other Internet service providers on the basis of pricing, coverage and quality of networks, ability to provide end-to-end connectivity, quality of network management and customer service. Our major competitors for information and communications technology services are other telecommunication operators such as China Telecom, and system integration service providers such as Digital China Holdings Limited and Taiji Computer Corporation Limited.


Potential competition from foreign operators

         As a result of China's accession to the World Trade Organization, the PRC government has agreed to open up over several years various segments and regions of the telecommunications market in China to foreign investors. Foreign operators entering into China's telecommunications market may have greater financial, managerial and technical resources, and more expertise in network management, sales and marketing than we do. See "Item 3. Key Information--Risk Factors -- Risks Relating to Our Business -- Increasing competition in each of our service regions and markets may have an adverse effect on our business growth and financial condition -- Competition from foreign-invested operators and other new entrants may further increase the competition for employees, exacerbate price competition and increase our operating expenses, thereby adversely affecting our financial condition and growth prospects." In order to address the competition we face from foreign operators, we have formed strategic alliances with some of our potential competitors, including Equant and Singtel.

REGULATION

Overview of Regulation of the Telecommunications Industry in China

         The telecommunications industry in China is subject to extensive government regulation. Under the State Council, a number of central government authorities have regulatory responsibilities for various aspects of the telecommunications industry. These authorities primarily include:

         o The Ministry of Information Industry, or the MII, which is responsible for, among other things:

              o formulating and enforcing telecommunications industry policies and regulations as well as technical standards;

              o    granting telecommunications service licenses;

              o supervising the operations and quality of service of telecommunications operators;

              o allocating and administering telecommunications resources, such as spectrum and numbers;

              o together with other relevant government regulatory authorities, formulating tariff standards;

              o formulating interconnection and settlement policies between telecommunications networks; and

              o maintaining fair and orderly market competition among operators;

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

         Under the Telecommunications Regulations, all telecommunications operators in China must obtain a telecommunications service operating license from the MII or from the provincial telecommunications administrations. Providers of value-added services within a single province are required to obtain licenses from provincial telecommunications administrations. Providers of basic telecommunications services and providers of value-added services in two or more provinces, autonomous regions and municipalities are required to obtain licenses from the MII. TD-SCDMA technology is one of the three technologies adopted by the International Telecommunications Union and under review by the PRC government for use in providing 3G mobile telephone services. The MII is currently conducting tests on TD-SCDMA related products. The PRC government has not publicly announced its decisions on issues such as the timing of the grant of the 3G licenses, the number of 3G licenses to be granted, any technical requirements, or any selection of preferred technologies. In accordance with the approval of the MII, CNC China, our principal operating subsidiary in China, as an indirect subsidiary of China Netcom Group, has the right to operate our telecommunications business in ten provinces and municipalities under the authorization of China Netcom Group, which holds the license required for operating our telecommunications businesses in China.


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


         The monthly fee and usage fee for local telephone service are regulated as fixed tariffs, which are fixed jointly by the MII and the NDRC. The MII regulates the maximum tariffs for traditional domestic long distance services, traditional international long distance services to Hong Kong, Macau and Taiwan. Leased line and data services (other than ATM service) are charged at government-guidance tariffs, which are determined jointly by the MII and the NDRC. We derive a substantial portion of our revenues from services that are subject to government guidance tariffs and government-fixed tariffs.


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


         In December 2000, the PRC government issued a notice of tariff adjustments. The tariff adjustments changed the tariff levels for various telecommunications services, including local and long distance telephone, data and leased line services. In general, these adjustments have stimulated the overall usage of our telecommunications services. In July 2001, the government eliminated the upfront connection fee for fixed-line telephone services. For a discussion of the impact of these adjustments on our financial condition and results of operations, see "Item 5. Operating and Financial Review and Prospects."


         The PRC government retains the ultimate authority to adopt changes to tariffs. However, the Telecommunications Regulations require the government to hold public hearings before setting or changing a fixed or guidance tariff, which should be attended by, among others, telecommunications operators and consumers. In 2002, the MII indicated in writing that it did not intend to initiate any adjustment to tariffs for fixed-line local telephone services during the three to five years commencing in September 2002. Our average realized tariffs may vary from levels set forth below. See "Item 3. Key Information--Risk Factors -- Risks Relating to the PRC Telecommunications Industry -- New regulations, regulatory changes or changes in enforcement policies relating to telecommunications tariffs may adversely affect our competitiveness, business and profitability."


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


                                                Tariff (in RMB)
                                   ---------------------------------------------

Monthly fee:
  Residential subscribers in:
   Provincial capitals...........  20.00 to 25.00
   Other cities and counties.....  12.00 to 18.00
   Rural areas...................  10.00 to 15.00
   Business subscribers..........  25.00 to 35.00
 Usage fee:
  Intra-district.................  0.18.to 0.22 for the first two pulses (first three minutes or less) and 0.09 to 0.11 for
                                   each additional pulse (one minute intervals)
  Inter-district.................  up.to 0.40 per pulse (one minute intervals)

Communication fee:
  Internet dial-up...............  0.02.per pulse (one minute intervals)

         Domestic long distance services

         Our revenues from domestic long distance services consist of charges based on the duration, time of day and day of the week a call is placed. The following table sets forth the current tariffs for our domestic long distance telephone services using our traditional network:

                                                         Tariff (in RMB)
                                                      ------------------------
Domestic long distance services
on our traditional Network.......................     0.07 per six seconds(1)

___________________

(1) Subject to filing with the provincial telecommunications administrations, our provincial level headquarters may apply a 10% to 50% discount rate to calls made during off-peak hours.


         International long distance services

         The MII regulates the maximum tariffs that we may charge for international long distance services. The following table sets forth our current international long distance tariffs:

                                                              Tariff (in RMB)
                                                         ----------------------
International long distance services on
our traditional network(1):
To Hong Kong, Macau and Taiwan..........................  0.20 per six seconds
To all international destinations.......................  0.80 per six seconds

_____________________

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


         DDN services

         The following table sets forth the monthly fees for DDN services at the bandwidths of 64kbps, 128kbps, 512kbps and 1Mbps:

                                                    Monthly Fee
                                      --------------------------------------
                                      64kbps   128kbps   512kbps      1Mbps
                                      --------------------------------------
                                                       (RMB)
Intra-district.....................   1,500     2,000     3,800       5,000
Inter-district.....................   2,000     2,500     5,200       7,500
Domestic long distance.............   3,500     5,000     7,000       9,000

         Frame relay services

         The following tables set forth the monthly fees for frame relay services, which include monthly fees for port access and permanent virtual circuits, or PVCs(1):

                                                   Monthly Fee
                                      --------------------------------------
                                      64kbps   128kbps   512kbps      1Mbps
                                      --------------------------------------
                                                       (RMB)
Port Access
  Monthly fees........................  260       400       500       1,000
PVC
Intra-district........................  550       800     1,000       1,500
Inter-district........................  800     1,150     1,450       2,200
Domestic long distance................1,700     2,200     2,500       4,000

_________________

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


         The following table sets forth the tariffs for 2Mbps, 8Mbps, 34Mbps and 155Mbps digital circuits:

                                                   Monthly Fee
                                      --------------------------------------
                                      64kbps   128kbps   512kbps      1Mbps
                                      --------------------------------------
                                                       (RMB)
Intra-district......................  2,000     6,000    16,000      44,000
Inter-district......................  4,000    11,000    31,000      88,000
Domestic long distance(1)...........  6,000    17,000    47,000     132,000

____________________

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

         The following table sets forth selected current major interconnection revenue sharing and settlement arrangements for local calls, as established in the 2003 rules:


Operator from whose Network       Operator at whose Network
  Calls are Originated             Calls are Terminated            Settlement Arrangement
---------------------------      ---------------------------     --------------------------------------------------
Mobile operator                  Local fixed-line operator       (1) Mobile operator collects the cellular usage
                                                                 fees from its subscribers.  (2) Mobile operator
                                                                 pays RMB 0.06 per minute to local fixed-line
                                                                 operator.
---------------------------      ---------------------------     --------------------------------------------------
Local fixed-line operator        Mobile operator                 No revenue sharing or settlement.
---------------------------      ---------------------------     --------------------------------------------------
Local fixed-line operator A      Local fixed-line operator B     (1) Operator A collects the usage fees from its
                                                                 subscribers. (2) In the case of (i) intra-district
                                                                 calls, operator A pays operator B 50% of the
                                                                 intra- district usage fees; or (ii) inter-district
                                                                 calls (x) where operator A does notuse the
                                                                 inter-district transmission facilities of operator
                                                                 B, operator A pays operator B 50% of the
                                                                 intra-district usage fees; or (y) where operator A
                                                                 uses operator B's inter-district transmission
                                                                 facilities, operator A pays operator B 90% of the
                                                                 inter-district usage fees.

         The following table sets forth selected current major main interconnection revenue sharing and settlement arrangements for domestic long distance calls:


Operator from whose Network             Operator at whose Network
  Calls are Originated                    Calls are Terminated                       Settlement Arrangement
---------------------------       ---------------------------------------     -------------------------------------
Local fixed-line or mobile        Local fixed-line or mobile operator B,      RMB 0.06 per minute to operator A, RMB
operator A                        through the long distance network of        0.06 per minute to operator B, the
                                  operator C                                  balance for operator C.


         The following table sets forth selected current major main interconnection revenue sharing and settlement arrangements for international long distance calls, including calls originated from and terminated in Hong
Kong, Macau and Taiwan:


Operator from whose Network              Operator at whose Network
   Calls are Originated                    Calls are Terminated                            Settlement Arrangement
---------------------------       -------------------------------------------     --------------------------------------

Domestic fixed-line or mobile     International long distance operator B,         RMB 0.06 per minute to operator A, no
operator A                        through the domestic long distance network      greater than RMB 0.54 per minute to
                                  of operator C to international gateway          operator C, the balance to operator B.


         The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for VoIP long distance calls:



Operator from whose Network              Operator at whose Network
   Calls are Originated                    Calls are Terminated                            Settlement Arrangement
---------------------------       -------------------------------------------     --------------------------------------

Fixed-line or mobile operator A    Fixed-line  or mobile  operator B              (1) Operator C collects the VoIP long
                                   through the  VoIP network of operator C        distance usage fees from its subscribers.
                                                                                  (2) Operator C pays RMB 0.06 per minute to
                                                                                  operator B on the terminating end.
                                                                                  (3) No settlement between operator C and
                                                                                  operatorA on the originating end.
                                                                                  (4) Operator A collects local usage fees.


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


         While the scope of specific universal services obligations is not yet clear, we believe that such services may include mandatory provision of basic telecommunications services in economically less developed areas in China. The MII requires China Telecom, China Netcom Group, China Mobile, China Unicom, China Railcom and China Satcom to participate in a project to provide telephone services in a number of remote villages in China as transitional measures prior to the formalization of a universal service obligation framework. In order to fulfill such obligations under those transitional measures, China Netcom Group has agreed with us that it will assume the responsibility for investing in and constructing the necessary network facilities. If we operate and maintain such network facilities in our northern service regions, China Netcom Group has agreed to compensate us for the related expenses based on fair market value.

ORGANIZATIONAL STRUCTURE

Our Shareholding Structure

         The following chart sets forth our main operational and shareholding structure as of April 30, 2007.


 _______________________________
| China Network Communications  |
| Group Corporation(1)(2)       |
| ("China Netcom Group")        |
| (PRC)(6)                      |
|_______________________________|
               |
               |
 ______________|________________    _____________________      _____________________      _____________________
|       China Network           |  |                     |    |                     |    |                     |
|   Group Corporation (BVI)     |  |                     |    |                     |    |                     |
|        Limited(4)             |  |     Five PRC        |    |     Telefonica      |    |       Public        |
|       ("CNC BVI")             |  |  Shareholders (3)   |    |  Internacional S.A. |    |     Shareholders    |
| (British Virgin Islands       |  |                     |    |                     |    |                     |
|_______________________________|  |_____________________|    |_____________________|    |_____________________|
               |                             |                          |                           |
               |  69.88%(5)                  |  4.47%(5)                | 4.99%                     |  20.66%
               |_____________________________|__________________________|___________________________|
                                                   |
                                                   |
                                   ________________|___________________
                                  |          China Netcom Group        |
                                  | Corporation (Hong Kong) Limited(4) |
                                  |   ("CNC Hong Kong", "Company",     |
                                  |          "we" or "us")             |
                                  |          (Hong Kong)(6)            |
                                  |____________________________________|
                                                   |
                                                   |
                ___________________________________|_______________________________
               |                               |                                   |
               | 100%                          | 100%                              | 100%
 ______________|_____________     _____________|_____________       _______________|______________
|   China Netcom (Group)     |   |  China Netcom Group New   |     |    China Netcom Corporation  |
|   Compnpay Limited(2)      |   |  Horizon Communications   |     |    International Limited(4)  |
|     ("CNC China")          |   | Corporation (BVI) Limited |     |        (Bermuda)(6)          |
|       (PRC)(6)             |   |(British Vigin Islands)(6) |     |                              |
|____________________________|   |___________________________|     |______________________________|
     |                    |                                                       |
     |                    |                                                       |100%
     |                    |              _________________________________________|__________________________________
     |                    |             |                       |                           |                        |
     |                    |             |                       |                           |                        |
     |                    |    _________|___________   _________|____________    ___________|___________   __________|__________
     |                    |   |China Netcom (Japan) | |    China Netcom      |  |  China Netcom (USA)   | |   China Netcom (Hong|
     |                    |   |    Operations       | |      (Europe)        |  | Operations Limited(2) | |         Kong)       |
     |100%            100%|   |  Corporation(2)     | |Operations Limited(2) |  |      (US.)(6)(7)      | |Operations Limited(2)|
     |                    |   |     (Japan)(9)      | |      (UK)(8)         |  |                       | |   (Hong Kong)(6)(7) |
     |                    |   |_____________________| |______________________|  |_______________________| |_____________________|
     |                    |
     |                    |
 ____|_______________    _|_________________
| China Netcom Group |  |China Netcom Group |
| Broadband Online   |  |System Integration |
| Limited Corporation|  |Limited Corporation|
| (PRC)(6)(10)       |  |(PRC)(6)(11)       |
|____________________|  |___________________|


___________________

(1) China Netcom Group is a wholly state-owned enterprise. China Netcom Group is the parent of wholly owned subsidiaries that, following the restructuring, include China Netcom (Holdings) Company Limited, or China Netcom Holdings, an investment holding company, and telecommunications companies outside our northern service region. None of these subsidiary companies have any ownership interest in us, nor do we have any ownership interest in them.
(2)  The principal business is provision of telecommunications services.
(3)  Our five PRC shareholders, all of which are established in the PRC, are:
     o   Chinese Academy of Science Holdings Co., or the Academy of Sciences;
     o Information and Network Center of the State Administration of Radio, Film and Television, or INC-SARFT;
     o   China Railways Telecommunications Center, or CRTC;
     o   Shanghai Alliance Investment Limited, or Shanghai Alliance; and
     o Shandong Provincial State-owned Assets Supervision and Administration Commission, or Shandong SASAC.
(4)  The principal business is investment holding.
(5) All of the ordinary shares owned by our five PRC shareholders are registered in the name of China Netcom Group Corporation (BVI) Limited, or CNC BVI, which holds such ordinary shares in trust for each of the five PRC shareholders. Consequently, the ownership percentages of our five PRC shareholders in the chart above reflect the aggregate beneficial interests of these shareholders as held through CNC BVI. The ownership of CNC BVI as indicated in the table above reflects CNC BVI's own beneficial ownership.
(6)  Indicates jurisdiction of incorporation.
(7) Previously wholly-owned subsidiaries of Asia Netcom. The ownership of each of these entities was transferred to China Netcom Corporation International Limited as of March 15, 2006.
(8)  Incorporated in the United Kingdom on November 8, 2006.
(9)  Incorporated in Japan on January 25, 2007.
(10) Incorporated in the PRC in March , 2006.
(11) Incorporated in the PRC in April, 2006.


Sale of Asia Netcom

         On August 22, 2006, we sold our 100% equity interest in Asia Netcom to Connect Holdings Limited for US$168.84 million. See "--History and Development--Sale of Asia Netcom."


Recent Development - Sale of Southern Service Region Business

         On February 28, 2007, we sold our telecommunications assets, liabilities and business operations in our southern service region to China Netcom Group for a cash consideration of RMB 3,500 million. China Netcom Group assumed an aggregate principal amount of RMB 3,000 million of debt which is due and owing from the Guangdong and Shanghai branches to independent third parties upon completion of the sale.


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


ITEM 4A.    UNRESOLVED STAFF COMMENTS

         None.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion and analysis should be read in conjunction with our consolidated financial statements and selected consolidated financial data, in each case together with the accompanying notes, all included elsewhere in this annual report.


         On August 22, 2006, we sold our 100% equity interest in Asia Netcom. The results of operations of Asia Netcom have been classified as discontinued operations. Unless otherwise specified, the following analysis is made on the basis of continuing operations.

OVERVIEW

         We are a leading broadband communications and fixed-line telecommunications operator in China and a dominant provider of fixed-line telephone services, broadband and other Internet-related services, as well as business and data communications services in our northern service region.

         In 2006, we faced increasing mobile substitution and as a result experienced increasing migration of fixed-line voice traffic, particularly local fixed-line voice traffic, to mobile services. In an effort to mitigate the effect of mobile substitution on our fixed-line telephone services, we strengthened our broadband and other Internet-related services, introduced a variety of value added services and began offering information and communications technology services in 2006.

         Our profit before tax decreased by RMB 2,844 million, or 16.2%, to RMB 14,700 million in 2006 compared to RMB 17,544 in 2005. The decrease in our profit before tax from 2005 to 2006 was primarily due to:

         o our revenues from local fixed-line telephone services decreased by RMB 3,953 million from RMB 44,285 million in 2005 to RMB 40,332 million in 2006, primarily as a result of mobile substitution;

         o our operating expenses increased by RMB 2,432 million from RMB 65,130 million in 2005 to RMB 67,562 million in 2006;

         o deficit on revaluation of assets increased by RMB 1,524 million from nil in 2005 to RMB 1,524 in 2006;

         and partially offset by:

         o an increase of RMB 2,833 million in revenues from our broadband and other Internet-related services from 2005 to 2006; and

         o an increase of RMB 788 million in revenues from our information and communications technology services.


FACTORS AFFECTING OUR RECENT RESULTS OF OPERATIONS

Sale of Asia Netcom

         On August 22, 2006, we sold our 100% equity interest in Asia Netcom to Connect Holdings Limited for US$168.84 million. The results of operations of Asia Netcom have been classified as discontinued operations, and our consolidated income statements and cash flow statement for the years ended December 31, 2004 and 2005 have been restated to reflect the results of our remaining operations, or the continuing operations. The revenue of Asia Netcom, the major source of revenue of our international telecommunication services, has accordingly been separately disclosed as discontinued operations for the years ended December 31, 2004 and 2005. Since the remaining revenue derived from our international telecommunication services historically has not been material, we do not separately set forth the revenue from our remaining international telecommunication services. The following table presents the income statement and cash flow statement related to Asia Netcom.


                                                                 For the year ended 31 December,     For the period ended
                                                                 --------------------------------------------------------
                                                                  2004             2005                22 August, 2006
                                                                 --------------------------------------------------------
                                                                                  (in millions of RMB)
Revenues......................................................... 1,213            1,371                       980
Loss for the period/year of discontinued operations..............  (711)            (226)                      (59)
Net gain from disposal of discontinued operations................     -                -                     1,878
Gain/(loss) for the period/year from discontinued operations.....  (711)            (226)                    1,819

Net cash inflow from operating activities........................  (474)              74                       183
Cash outflow from investing activities...........................  (228)            (312)                     (182)
Cash inflow from disposal of ANC Group...........................     -                -                     1,164
Net cash outflow for investing activities........................  (228)            (312)                      982
Net cash inflow from financing activities........................   503              108                         -
Cash flow from discontinued operations...........................  (199)            (130)                    1,165

         The following table presents the composition of net liabilities of Asia Netcom as at August 22, 2006

                                                           As at August 22, 2006
                                                           ---------------------
                                                           (in millions of RMB)
Accounts receivable and other current assets.............            504
Fixed assets and other non-current assets................          1,997
Current portion of deferred income.......................           (308)
Accounts payable and other current liabilities...........           (592)
Non-current portion of deferred income...................         (2,286)
Exchange differences realized............................            (29)
Net liabilities(excluding the cash and cash equivalents)            (714)

Our 2005 Acquisition

         On October 31, 2005, we acquired from China Netcom Group the fixed-line telecommunications assets and related liabilities in Heilongjiang Province, Jilin Province, the Neimenggu Autonomous Region and Shanxi Province. Since we and the 2005 Acquired Assets and Liabilities were under the common control of China Netcom Group, our 2005 Acquisition has been treated as a "combination of entities under common control" which was accounted for in a manner similar to pooling-of-interests. Accordingly, the 2005 Acquired Assets and Liabilities have been recognized at carrying amounts and our financial statements as of and for the year ended December 31, 2004 have been restated to include the financial position and results of operations of the 2005 Acquired Assets and Liabilities on a combined basis. All data and information relating to our businesses and operations for the year ended December 31, 2004 are presented based on those restated amounts.

         The following table presents a summary of the results of operations of each of our company, previously reported by us, and the 2005 Acquired Assets and Liabilities for the year ended December 31, 2004 and the shareholders' equity as of December 31, 2004, and the combined amounts presented in our consolidated financial statements included elsewhere in this annual report. For the periods presented, all significant balances and transactions between our company and China Netcom Group in relation to the 2005 Acquired Assets and Liabilities prior to our 2005 Acquisition have been eliminated.


                                              Our Company (as
                                                   previously      2005 Acquired
                                                     reported)             Assets    Combined
                                              ----------------    ----------------   ---------
                                                        (in millions of RMB)
2004
Continuing operations:
Operating revenue...............................      63,665        18,616             82,281
Operating income/(loss) ........................      16,058        (9,204)             6,854
Net income/(loss)...............................       9,941        (6,531)             3,410
Basic earnings/(loss) per share (RMB)...........        1.77         (1.16)              0.61

Financial condition:
Current assets as of December 31, 2004..........      20,937         3,518             24,455
Total assets as of December 31, 2004............     165,175        51,242            216,417
Current liabilities as of December 31, 2004.....      72,304        33,740            106,044
Total liabilities as of December 31, 2004.......     110,010        41,812            151,822
Shareholders' equity as of December 31, 2004....      55,165         9,430             64,595


Revaluation of our fixed assets

         As required by the relevant PRC regulation, China Enterprise Appraisal, conducted an appraisal of 2005 Acquired Assets and Liabilities as of December 31, 2004 on a depreciated replacement cost basis. This revaluation resulted in a net reduction in the book value of the fixed assets acquired as part of the 2005 acquisition other than land and buildings in the amount of RMB 7,455 million.

         According to our accounting policy under HKFRS, China Enterprise Appraisal, conducted an appraisal of all our fixed assets (excluding land and buildings) located in China as of December 31, 2006 on a depreciated replacement cost basis. This revaluation resulted in a net reduction in the book value of our fixed assets as of December 31, 2006 in the amount of RMB 453 million

         For the purpose of preparing our financial statements, the effect of the revaluations performed in 2004 was reflected in our consolidated financial statements as a charge of RMB 11,318 million on our consolidated income statements in the form of a deficit on revaluation of fixed assets in 2004 and surplus of RMB 3,863 million that was credited to the revaluation reserve on December 31, 2004.

         For the purpose of preparing our financial statements, the effect of the revaluations performed in 2006 was reflected in our consolidated financial statements as a charge of RMB 1,524 million on our consolidated income statements in the form of a deficit on revaluation of fixed assets in 2006 and a surplus of RMB 1,071 million that was credited to the revaluation reserve on December 31, 2006.

         The revaluations had the effect of significantly and adversely affecting our profits in each of 2004 and 2006 and will also have the effect of decreasing future annual depreciation and amortization charges.


RESULTS OF OPERATIONS

         The table below sets forth a breakdown of the revenues of our services and total operating expenses in terms of amount and as a percentage of our total revenues, as well as net cash flow, for the periods indicated. On August 22, 2006, we sold our 100% equity interest in Asia Netcom to Connect Holdings Limited for US$168.84 million. The results of operations of Asia Netcom have been classified as discontinued operations, and our consolidated income statements and cash flow statement for the years ended December 31, 2004 and 2005 have been restated. The revenue of Asia Netcom, the major source of revenue of our international telecommunication services, has accordingly been separately disclosed as discontinued operations for the years ended December 31, 2004 and 2005. Since the remaining revenue derived from our international telecommunication services historically has not been material, we do not separately set forth the revenue from our remaining international telecommunication services. Unless otherwise specified, the following analysis is made on the basis of continuing operations.

                                                                       For the Years Ended December 31,
                                                                       --------------------------------

                                                           2004                     2005                       2006
                                                  -----------------------   ---------------------      ---------------------
                                                             Percentage                Percentage                 Percentage
                                                                 of                        of                        of
                                                  Amount      Revenues       Amount     Revenues        Amount     Revenues
                                                  ------     ------------   --------  ------------     -------   -----------
                                                         (Restated)              (Restated)
                                                                   (millions of RMB, except percentage data)
CONTINUING OPERATIONS
Revenues:
Fixed-line telephone services(1):
Local:
Local usage fees                                  24,858           30.2%     24,582       28.6%        22,274        25.6%
Monthly fees                                      17,964           21.8%     18,261       21.3%        16,689        19.2%
Upfront installation fees                          1,568            1.9%      1,442        1.7%         1,369         1.6%
Subtotal                                          44,390           53.9%     44,285       51.6%        40,332        46.4%
Domestic long distance(2)                         11,266           13.7%     10,260       11.9%        10,185        11.7%
International long distance(2)(3)                  1,285            1.6%      1,180        1.4%         1,160         1.3%
Value-added services                               2,993            3.6%      4,000        4.7%         5,421         6.2%
Interconnection fees                               6,453            7.8%      7,783        9.0%         8,400         9.7%
Upfront connection fees(4)                         4,346            5.3%      3,405        4.0%         2,406         2.8%
Subtotal                                          26,343           32.0%     26,628       31.0%        27,572        31.7%
Broadband and other Internet-related
services:
Broadband services                                 5,307            6.5%      7,824        9.1%        10,556        12.1%
Other Internet-related services                    1,075            1.3%        591        0.7%           692         0.8%
Subtotal                                           6,382            7.8%      8,415        9.8%        11,248        12.9%
Business and data communications
services:
Managed data services                              1,584            1.9%      1,656        1.9%         1,505         1.8%
Leased line income                                 2,591            3.2%      2,596        3.0%         2,974         3.4%
Subtotal                                           4,175            5.1%      4,252        4.9%         4,479         5.2%
Information and communication technology
services                                               -              -          -           -            788         0.9%
Other services                                       991            1.2%      2,281        2.7%         2,502         2.9%
Total                                             82,281          100.0%     85,861      100.0%        86,921       100.0%
Operating Expenses:
Depreciation and amortization                    (24,873)         -30.2%    (24,919)     -29.0%       (25,608)      -29.5%
Network, operations and support                  (13,092)         -15.9%    (13,465)     -15.7%       (14,383)      -16.5%
Staff costs                                      (11,630)         -14.1%    (12,034)     -14.0%       (12,151)      -14.0%
Selling, general and administrative              (12,617)         -15.3%    (13,322)     -15.5%       (13,366)      -15.4%
Other operating expenses                          (1,982)          -2.5%     (1,390)      -1.7%        (2,054)       -2.3%
Total                                            (64,194)         -78.0%    (65,130)     -75.9%       (67,562)      -77.7%

Other income                                         -               -          -            -            621         0.7%
Interest and dividend income                          85            0.1%        160        0.2%           132         0.2%

Deficit on revaluation of fixed assets           (11,318)         -13.8%       -             -         (1,524)       -1.8%
Profit from operations                             6,854            8.3%     20,891       24.3%        18,588        21.4%
Finance costs                                     (3,769)          -4.6%     (3,347)      -3.9%        (3,888)       -4.5%

Share of loss of associated companies and
  jointly controlled entity                           (1)           0.0%        -            -            -             -
Profit before taxation                             3,084            3.7%     17,544       20.4%        14,700        16.9%
Taxation                                             326            0.4%     (3,430)      -4.0%        (3,559)       -4.1%
Profit after taxation                              3,410            4.1%     14,114       16.4%        11,141        12.8%
Minority interests                                    -               -          -            -             -            -
Profit for the year from continuing operations     3,410            4.1%     14,114       16.4%        11,141        12.8%

DISCONTINUED OPERATIONS
Loss/(profit) for the year from discontinued
  operations                                        (711)             -        (226)         -          1,819           -
Profit for the year                                2,699              -      13,888          -         12,960           -




CONTINUING OPERATIONS

Net cash inflows from operating activities        34,127           41.5%     33,483       39.0%        33,950        39.1%
Net cash outflows from investing activities      (28,474)         -34.6%    (24,296)     -28.3%       (25,973)      -29.9%
Net cash outflows from financing activities       (2,246)          -2.7%    (14,764)     -17.2%        (6,447)       -7.4%
Increase/(decrease) in cash from continuing
  operations                                       3,407            4.2%     (5,577)      -6.5%         1,530         1.8%

DISCONTINUED OPERATIONS
Net cash (outflow)/inflow from operating
  activities of discontinued operation              (474)             -          74          -            183           -
Net cash (outflow)/inflow from investing
  activities of discontinued operations             (228)             -        (312)         -            982           -
Net cash inflow from financing activities
  of discontinued operations                         503              -         108          -             -            -
Increase/(decrease) in cash from
  discontinued operations                           (199)             -        (130)         -          1,165           -
Increase/(decrease) in cash and cash
  equivalents                                      3,208              -      (5,707)         -          2,695           -


______________________

(1) Includes revenues from our PHS services.
(2) Includes revenues from our long distance VoIP services.
(3) Includes revenues from calls to Hong Kong, Macau and Taiwan.
(4) Upfront connection fees for basic telephone access services were eliminated by the MII in July 2001.


Operating results for the year ended December 31, 2006 and the year ended December 31, 2005

Revenues

         Our revenues consist of revenues from the provision of telecommunications services, net of business tax and government levies. Sources of our revenues include fees charged for the provision of fixed-line telephone services, broadband and other Internet-related services, business and data communications services, and other services, and revenues from our information and communication technology services.

         Our revenue for 2006 amounted to RMB 86,921 million, of which upfront connection fees amounted to RMB 2,406 million. Excluding upfront connection fees, our revenue for 2006 would amount to RMB 84,515 million, representing a growth of RMB 2,059 million, or 2.5%, from our revenue (excluding upfront connection fees) of RMB 82,456 million in 2005. The growth primarily reflected increases in revenues from broadband services, value-added services, information and communication technology services and interconnection and leased line services.

Fixed-line telephone services
-----------------------------

         Local telephone services
         ------------------------

         Revenues from our local telephone services (including PHS services) comprise local usage fees, monthly fees and installation fees. They vary depending on the number of our fixed-line subscribers, average realized tariffs and the usage volume of local calls (including those made to connect to our dial-up Internet service). In 2006, revenues from our local telephone services were RMB 40,332 million, representing a decrease of RMB 3,953 million, or 8.9%, from RMB 44,285 million in 2005, and accounting for 46.4% of our total revenues in 2006.

         This decrease in revenues from local telephone services reflects a combination of decreases in revenues from local usage fees, monthly fees and upfront installation fees. The decreases in revenues from local usage fees, monthly fees and upfront installation fees were primarily due to increasing competition in the telecommunications market and increasing mobile substitution.

         Local usage fees. Usage fees for local services include local usage fees charged for local telephone calls and VoIP long distance calls, and communications fees for dial-up Internet access.

         In 2006, revenues from our local usage fees were RMB 22,274 million, representing a decrease of RMB 2,308 million, or 9.4%, from RMB 24,582 million in 2005. The decrease was primarily due to a decrease of 11.17 billion pulses, or 4.9%, in the usage volume of local calls to 217.27 billion pulses in 2006 from 228.44 billion in 2005, and a decrease in our realized tariff caused by changes in tariff policies and increased competition.

         Monthly fees. Monthly fees represent the fixed amount of service charges to our customers for using our fixed-line telephone services.

         In 2006, our revenues from monthly fees were RMB 16,689 million, representing a decease of RMB 1,572 million, or 8.6%, from RMB 18,261 million in 2005, primarily due to a decrease in the number of our fixed-line subscribers in our service regions and a decrease in our realized tariff.

         Upfront installation fees. Installation fees represent the amortized amount of the upfront fees received for installation of non-PHS fixed-line telephone services. These upfront installation fees are deferred and recognized over the expected customer relationship period, which is currently estimated to be ten years.

         Revenues from the upfront installation fees were RMB 1,369 million in 2006, representing a decrease of RMB 73 million, or 5.1%, from RMB 1,442 million in 2005. The decrease was principally attributable to upfront installation discount offered to new subscribers, coupled with a decrease in the number of new subscribers in 2006 to 9.06 million from 9.41 million in 2005.

         Domestic long distance services
         -------------------------------

         Revenues from our domestic long distance services consist of usage fees for domestic long distance calls originated by our fixed-line subscribers, users of our prepaid phone cards and certain other customers. In 2006, our domestic long distance revenues were RMB 10,185 million, representing a decrease of RMB 75 million, or 0.7%, from RMB 10,260 million in 2005. The decrease was primarily attributable to the decrease of revenues from our VoIP long distance service, partially offset by the increase of revenues from our traditional domestic long distance service. Revenues from our traditional domestic long distance service totaled RMB 7,248 million, representing an increased of RMB 155 million, or 2.2%, from RMB 7,093 million in 2005, primarily due to an increase in usage of such long distance calls from 15,978 million minutes in 2005 to 18,612 million minutes in 2006 and partially offset by declines in average realized tariffs. Revenues from our VoIP long distance service totaled RMB 2,937 million, representing a decrease of RMB 231 million or 7.3% from RMB 3,168 million in 2005, primarily due to a decline in the average realized tariffs for VoIP calls.

         International long distance services
         ------------------------------------

         Revenues from our international long distance services consist of usage fees charged to our customers for their international long distance calls originated in our service regions, including those made to Hong Kong, Macau and Taiwan.

         In 2006, this revenue was RMB 1,160 million, representing a decrease of RMB 20 million, or 1.7%, from RMB 1,180 million in 2005. The revenue decrease was primarily attributable to a decrease in the volume of international long distance calls. In 2006, the usage of international long distance calls decreased from 591 million minutes in 2005 by 25 million minutes, or 4.2%, to 566 million minutes.

         Value-added services
         --------------------

         Revenues from our value-added services consist of fees that we charge our customers for the provision of caller identification, PHS short-messaging, personalized ring, telephone information services, video- and tele-conferencing and other value-added services. Revenues from our value-added services in 2006 were RMB 5,421 million, representing an increase of RMB 1,421 million, or 35.5%, from RMB 4,000 million in 2005. The increase was primarily attributable to increases in the number of subscribers and average business volume per customer. In 2006, the number of subscribers of our caller identification service totaled 78.78 million, which reached a penetration rate of 68.5% of our access lines in service as of December 31, 2006. The number of PHS short messages sent from our network in 2006 increased to 7.8 billion from
6.8 billion in 2005 and the number of our personalized ring subscribers totaled
15.77 million, representing an increase of 131.4% from that in 2005.

         Interconnection services
         ------------------------

         Revenues from our interconnection services represent interconnection fees charged to other domestic telecommunications carriers, principally China Mobile, China Unicom and China Telecom, for both local and long distance calls, and revenues from our interconnections with China Netcom Group.

         Revenue from our interconnection services amounted to RMB8,400 million in 2006, representing an increase of RMB617 million, or 7.9%, from RMB7,783 million in 2005. The growth in revenue was mainly due to an increase in interconnection fees from other domestic and international telecommunication carriers and an increase in revenue from settlement of interconnection fees with our associates.

         Upfront connection fees
         -----------------------

         Upfront connection fees represent the amortized amount of the upfront fees received for the initial activation of fixed-line telephone services. As a result of the elimination of this fee on July 1, 2001, revenues from the amortized portion of upfront connection fees were RMB 2,406 million in 2006, representing a decrease of RMB 999 million, or 29.3%, from RMB 3,405 million in 2005, and will continue to decline in the coming years until the expiration of the amortization period.

Broadband access and other Internet-related services
----------------------------------------------------

         Revenues from our broadband access and other Internet-related services consist of revenues for the provision of DSL, LAN, and other Internet-related services, as well as Internet dial-up (other than communications fees) and dedicated Internet access services.

         Total revenues from our broadband services in 2006 were RMB 10,556 million, representing an increase of RMB 2,732 million, or 34.9%, from RMB 7,824 million in 2005. This increase reflects the rapid expansion of our broadband subscriber base. The total number of subscribers of our broadband services increased by approximately 3.6 million, or 31.4%, or to 15.1 million as of December 31, 2006 from approximately 11.5 million as of December 31, 2005.

         Revenues from other Internet-related services were RMB 692 million in 2006, representing an increase of RMB 101 million, or 17.1%, from RMB 591 million in 2005. The increase was primarily due to an increase in revenues from dedicated Internet access service of RMB 192 million from RMB 374 million in 2005, partially offset by a decrease in revenues from Internet dial-up service.

Business and data communications services
-----------------------------------------

         Managed data services
         ---------------------

         Revenues from our corporate data services represent fees that we charge for our DDN, frame relay, ATM, MPLS VPN and X.25 services. Revenues from our managed data services were RMB 1,505 million in 2006, representing a decrease of RMB 151 million, or 9.1%, from RMB 1,656 million in 2005. The decrease was primarily due to decrease in average realized tariff as a result of increased market competition.

         Leased line services
         --------------------

         Revenues from our leased line services represent fees that we receive from our business and carrier customers for leasing circuit capacity to them, including the lease of digital circuits, digital trunk lines and optic fibers. Revenues from our leased line services were RMB 2,974 million in 2006, representing an increase of RMB 378 million, or 14.6%, from RMB 2,596 million in 2005. This increase was primarily due to an increase in domestic circuit bandwidth leased to 169,040 (x2Mbps) as of December 31, 2006 from 129,539 (x2Mbps) as of December 31, 2005.

Information and communication technology services
-------------------------------------------------

         Through our information and communication technology services, which we started in 2006, we provide integrated services of system integration, software development, management applications and fixed-line communication. In 2006, which was the first year in which we offered such services, revenue from our information and communication technology services was RMB 788 million.

         Other services
         --------------

         Revenues from other services, including revenues from service and maintenance fees, lease payments for our non-telecommunications equipment, and revenues from sales of products like handsets and DSL modems, were RMB 2,502 million in 2006, representing an increase of RMB 221 million, or 9.7%, from RMB 2,281 million in 2005. The increase was primarily due to an increase in businesses such as the maintenance of equipment for customers and project construction.

Operating expenses

         The key components of our operating expenses are depreciation and amortization expenses, network operations and support expenses, selling, general and administrative expenses, staff costs and other expenses. Our total operating expenses in 2006 were RMB 67,562 million, representing an increase of RMB 2,432 million, or 3.7%, from RMB 65,130 million in 2005, as compared to the 2.5% increase in our revenues (excluding upfront connection fees) during this period. The increase in our total operating expenses is principally attributable to increased depreciation and amortization expenses and other expenses, partially offset by decreases in network, operations and support expenses, selling, general and administrative expenses and staff costs.

         The following table sets forth the components of our operating expenses as percentages of our revenues for the periods indicated.

                                                                            Years Ended 31 December
                                                                            -----------------------
                                                                 2005                                 2006
                                                     -------------------------            ---------------------------
                                                                 Percentage of                          Percentage of
                                                     Amount        revenues                Amount         revenues
                                                     ------     --------------            --------      -------------
                                                               (in millions of RMB, except percentage data)

Depreciation and amortization expenses............   24,919       29.0%                    25,608          29.5%
Network, operations and support expenses..........   13,465       15.7%                    14,383          16.5%
Selling, general and administrative expenses......   13,322       15.5%                    13,366          15.4%
Staff costs.......................................   12,034       14.0%                    12,151          14.0%
Other operating expenses..........................    1,390        1.7%                     2,054           2.3%
                                                     ------       -----                    ------         ------
      Total operating expenses....................   65,130       75.9%                    67,562          77.7%


         Depreciation and amortization

         We depreciate our property, plant and equipment on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. For example, our telecommunication network and equipment are depreciated over periods typically ranging from five to ten years. In 2006, our depreciation and amortization expenses were RMB 25,608 million, representing an increase of RMB 689 million, or 2.8%, from RMB 24,919 million in 2005. The increase was primarily attributable to an increase in the total amount of fixed assets subject to depreciation and amortization. As of December 31, 2006, the value of our fixed assets subject to depreciation or amortization totaled RMB 335.7 billion, representing an increase of 8.6 billion, or 2.6%, from RMB 327.1 billion as of December 31, 2005.

         Network, operations and support

         Network, operations and support expenses primarily consist of repair and maintenance expenses incurred in connection with the operation of our telecommunications networks, interconnection expenses, utility expenses and expenses relating the installation costs for additional access lines that are put in service each year, which are amortized on a straight-line basis over ten years to the extent that such costs match the incremental revenues from new customers. In 2006, these expenses amounted to RMB 14,383 million, representing an increase of RMB 918 million, or 6.8%, from RMB 13,465 million in 2005. The increase was primarily attributable to an increase of RMB 846 million in interconnection expenses with China Netcom Group and other carriers, which was in part due to increased volume of outbound calls, and an increase of RMB 167 million in costs of electricity and fuel consumption.

         Selling, general and administrative

         Selling, general and administrative expenses primarily consist of sales and marketing expenses, general and administrative expense and provision for doubtful accounts.

         Our selling, general and administrative expenses amounted to RMB13,366 million in 2006, representing an increase of RMB44 million, or 0.3%, from RMB13,322 million in 2005. The increase was mainly attributable to an increase in subscribers retention cost, sales channel cost and other marketing expenses resulting from elevated competition and an increase of maintenance and utility expenses. The increase was partially offset by a decrease in subscribers acquisition cost resulting from a decrease in the growth in the number of new PHS customers and a decrease of RMB 135 million in provision for bad debts.

         Staff costs

         Staff costs principally consist of expenses for salary and benefits, contributions to pension plans and a housing fund, and the payment of early retirement benefits.

         In 2006, our staff costs were RMB 12,151 million, representing an increase of RMB 117 million, or 1.0%, from RMB 12,034 million in 2005, which was primarily attributable to an increase in contribution to pension plans to RMB 1,359 million in 2006 from RMB 1,285 million in 2005. In 2006, we continued to implement a performance-linked compensation allocation system with an increased percentage of salaries paid to the front office employees.

         Other operating expenses

         Other operating expenses include printing costs for bills, invoices and other materials, charitable donations, and other miscellaneous administrative and operational expenses. In 2006, other operating expenses were RMB 2,054 million, representing an increase of RMB 664 million, or 47.8%, from RMB 1,390 million in 2005, primarily due to an increase in expenses relating to developing information and communication technology services. Such expenses totaled RMB 627 million in 2006.

Deficit on revaluation of fixed assets

         In 2006, we recorded an expense of RMB 1,524 million relating to the deficit arising from the revaluation of fixed assets following the completion of a valuation by an independent valuer of our fixed assets other than land and buildings on a depreciated replacement basis according to our accounting policies under HKFRS. We did not record any such expenses in 2005 as our management performed a valuation of our fixed assets other than land and buildings and concluded that the value of fixed assets were close to the carrying value of these fixed assets as at December 31, 2005.

Finance costs

         In 2006, our finance costs were RMB 3,888 million, representing an increase of RMB 541 million, or 16.2%, from RMB 3,347 million in 2005, which was primarily attributable to an increase of RMB 320 million in interest expenses and a decrease of RMB 221 million in foreign exchange gains primarily resulting from the depreciation of the value of Renminbi against the Euro in 2006. For more details, see "Risk Factors--Risks relating to China --Fluctuations in exchange rates may adversely affect our financial condition and results of operations and the prices of our shares and ADSs or any dividends payable on our shares and ADSs in foreign currency terms." The increase in interest expenses was primarily attributable to an increase of RMB 392 million in 2006 resulting from deferred payments in respect of the 2005 Acquired Assets and Liabilities.

Taxation

         The statutory tax rate on most of our operations in the PRC is 33%, although some of our subsidiaries and affiliates in the PRC are subject to lower statutory tax rates or enjoy preferential tax rates.

         In 2006, our taxation expense was RMB 3,559 million, representing an increase of RMB 129 million from RMB 3,430 million in 2005.

         Our effective tax rate in 2006 was 24.2%, as compared to 19.6% in 2005. The effective tax rate in 2005 was lower primarily because we benefited from a non-recurring tax reduction of RMB 837 million after offsetting the accumulated pre-restructuring losses with a taxable profit in 2005. The tax rate in 2006 was lower than the statutory tax rate mainly because the revenues from upfront connection fees and certain revenues from investment were not taxable under the PRC law.

Profits from continuing operations

         Our profit for the year from continuing operations amounted to RMB11,141 million in 2006, representing a decrease of RMB2,973 million, or 21.1%, from RMB14,114 million in 2005. Excluding income from upfront connection fees, our profit for 2006 amounted to RMB8,735 million, representing a decrease of RMB1,974 million, or 18.4%, from RMB10,709 million in 2005. The decrease was primarily attributable to the RMB1,524 million of expenses relating to deficit on revaluation of fixed asset.

Profits from discontinued operations

         In 2006, our profit from discontinued operations was RMB 1,819 million, representing a net gain of RMB 1,878 million from the sale of Asia Netcom and a net loss of RMB 59 million incurred by Asia Netcom in 2006 prior to the closing of the sale of Asia Netcom.

Profit for the year

         In 2006, our profit from operations (including continuing and discontinued operations) was RMB 12,960 million, representing a decrease of RMB 928 million, or 6.7%, from RMB 13,888 million in 2005.

Profit/(Loss) for the Year Reconciled to U.S. GAAP

         Our consolidated profit for 2006 (including continuing and discontinued operations) determined under U.S. GAAP was RMB 10,886 million. Our profit for 2006 determined under U.S. GAAP was lower than that under HKFRS. The difference principally reflects the revaluation deficits of RMB 25,778 million in 2003 and RMB 11,318 million in 2004 taken to the carrying value of our assets under HKFRS, making our depreciation and amortization expenses in 2006 RMB 4,619 million lower under HKFRS than under U.S. GAAP. In addition, the carrying value of our assets decreased by RMB 1,524 million under HKFRS as a result of the revaluation of assets in 2006. Such decrease will not be recorded as an expenses relating to deficit on revaluation of assets under U.S. GAAP. We expect this factor to continue to contribute to the difference in our consolidated profit under U.S. GAAP compared to our consolidated profit under HKFRS in the future.

Operating results for the year ended December 31, 2005 and the year ended December 31, 2004

Revenues

         Our revenue for 2005 amounted to RMB 85,861 million, of which upfront connection fees amounted to RMB 3,405 million. Excluding upfront connection fees, our revenue for 2005 would amount to RMB 82,456 million, representing a growth of RMB 4,521 million, or 5.8%, from RMB 77,935 million in 2004. This increase primarily reflects increases in revenues from broadband services, value-added services, interconnection fees and certain other services.

Fixed-line telephone services
-----------------------------

         Local telephone services
         ------------------------

         In 2005, revenues from our local telephone services were RMB 44,285 million, representing a decrease of RMB 105 million, or 0.2%, from RMB 44,390 million in 2004, and accounting for 51.6% of our total revenues in 2005.

         The decrease in revenues from local telephone services reflects a combination of decreases in revenues from local usage fees and upfront installation fees and an increase in revenues from monthly fees. The decreases in revenues from local usage fees and upfront installation fees were primarily due to increasing competition in the telecommunications market and increasing mobile substitution. The increase in revenues from monthly fees was primarily due to the growth of our PHS services.

         Local usage fees. In 2005, revenues from our local usage fees were RMB 24,582 million, representing a decrease of RMB 276 million, or 1.1%, from RMB 24,858 million in 2004. The decrease was primarily due to a decrease of 6.2 billion pulses, or 2.7%, in the usage volume of local calls to 228.4 billion pulses in 2005 from 234.6 billion in 2004. The decrease in usage volume of local calls was in turn caused by a decrease in usage volume of non-PHS calls to 172.9 billion pulses in 2005 from 189.0 billion pulses in 2004, principally reflecting the migration of our non-PHS local voice traffic to PHS and mobile services. Usage volume of PHS calls increased to 55.6 billion pulses in 2005 from 45.7 billion pulses in 2004.

         Revenues from communications fees charged for our dial-up Internet service decreased to RMB 149 million in 2005 from RMB 301 million in 2004, which was primarily caused by a decrease of 8.6 billion pulses, or

50.4%, in usage volume of this service to 8.6 billion pulses in 2005 from 17.2 billion pulses in 2004, reflecting the migration of Internet dial-up traffic to broadband services.

         Monthly fees. In 2005, our revenue from monthly fees were RMB 18,261 million, representing an increase of RMB 297 million, or 1.7%, from RMB 17,964 million in 2004, primarily due to an increase in the number of our fixed-line subscribers in our service regions.

         Upfront installation fees. Revenues from the upfront installation fees were RMB 1,442 million in 2005, representing a decrease of RMB 126 million, or 8.0%, from RMB 1,568 million in 2004. The decrease was principally attributable to upfront installation discount offered to new subscribers, coupled with a decrease in the number of new subscribers in 2005 to 9.41 million from 10.64 million in 2004.

         Domestic long distance services
         -------------------------------

         In 2005, our domestic long distance revenues were RMB 10,260 million, representing a decrease of RMB 1,006 million, or 8.9%, from RMB 11,266 million in 2004. This decrease was caused by a decrease of RMB 547 million, or 7.2%, in revenues from traditional domestic long distance calls and a decrease of RMB 458 million, or 12.6%, in revenues from our VoIP long distance service during the 2004-2005 comparison period, which in turn was primarily attributable to declines in the average realized tariffs for both traditional long distance calls and VoIP calls.

         International long distance services
         ------------------------------------

         In 2005, this revenue was RMB 1,180 million, representing a decrease of RMB 105 million, or 8.2%, from RMB 1,285 million in 2004. The revenue decrease reflects a combination of an increase of 34.0% in the volume of VoIP international long distance calls and a decrease of 22.0% in the average realized tariff for international long distance calls.

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

         Interconnection Services
         ------------------------

         Revenues from our interconnection services were RMB 7,783 million in 2005, representing an increase of RMB 1,330 million, or 20.6%, from RMB 6,453 million in 2004. The increase was primarily due to increases in aggregate revenues from our interconnections with China Unicom and China Mobile. The interconnection revenue growth was further driven by an increase in revenues from interconnections with China Netcom Group, pursuant to the interconnection service agreement.

         Upfront connection fees
         -----------------------

         Revenues from the amortized portion of upfront connection fees were RMB 3,405 million in 2005, representing a decrease of RMB 941 million, or 21.7%, from RMB 4,346 million in 2004, and will continue to decline in the coming years until the expiration of the amortization period.

Broadband access and other Internet-related services
----------------------------------------------------

         Total revenues from our broadband services in 2005 were RMB 7,824 million, representing an increase of RMB 2,517 million, or 47.4%, from RMB 5,307 million in 2004. This increase reflects the rapid expansion of our broadband subscriber base. The total number of our DSL subscribers increased by approximately 2.99 million, or 35.2%, or to 11.48 million, as of December 31, 2005 from approximately 8.49 million as of December 31, 2004. The effect of the increase in the number of subscribers on revenue growth was partially offset by declines in the average realized monthly tariffs for our broadband services, reflecting the discount and promotional packages that we offered, and the fact that increasing numbers of our new subscribers were residential users, who generally had lower usage than business users.

         Revenues from other Internet-related services were RMB 591 million in 2005, representing a decrease of RMB 484 million, or 45%, from RMB 1,075 million in 2004. The decrease was primarily due to the continuing migration of subscribers to broadband services from Internet dial-up services.

Business and data communications services
-----------------------------------------

         Managed data services
         ---------------------

         Revenues from our managed data services were RMB 1,656 million in 2005, representing an increase of RMB 72 million, or 4.5%, from RMB 1,584 million in 2004. The increase was primarily due to increase in average realized tariff, which was partially offset by a migration of our managed data service traffic to leased line service.

         Leased line services
         --------------------

         Revenues from our leased line services were RMB 2,596 million in 2005, as compared to RMB 2,591 million in 2004. Our domestic circuit bandwidth leased to business customers increased to 129,539 (x2Mbps) as of December 31, 2005 from 91,117 (x2Mbps) as of December 31, 2004. The effect of the increased circuit bandwidth leased to business customers on revenue growth was partially offset by a decrease in average realized tariffs for our leased line services.

Information and communication technology services
-------------------------------------------------

         We did not have any revenues from information and communication technology services in 2004 or 2005 because we did not provide such services in these two years.

Other services
-------------

         Revenues from other services, including revenues from service and maintenance fees, lease payments for our non-telecommunications equipment, paging service fees, and revenues from sales of products like handsets and DSL modems, were RMB 2,281 million in 2005, representing an increase of RMB 1,290 million, or 130.2%, from RMB 991 million in 2004. The increase was primarily due to an increase in sales of PHS handsets and external modems for our DSL service.

Operating expenses

         Our total operating expenses in 2005 were RMB 65,130 million, representing an increase of RMB 936 million, or 1.5%, from RMB 64,194 million in 2004. The increase in our total operating expenses principally reflect the expansion of our customer base and increased selling, general and administrative expenses, which was in turn primarily caused by increasing market competition.

         Depreciation and amortization

         In 2005, our depreciation and amortization expenses were RMB 24,919 million, representing an increase of RMB 46 million from RMB 24,873 million in 2004. The increase was primary due to an increase in assets subject to depreciation or amortization resulting from the combination of capital expenditures in 2006 and a revaluation deficit on our fixed assets.

         Network, operations and support

         In 2005, our network, operations and support expenses amounted to RMB 13,465 million, representing an increase of RMB 373 million, or 2.8%, from RMB 13,092 million in 2004. The increase was primarily attributable to an increase of RMB 884 million in interconnection expenses with China Netcom Group and other carriers, which was in part due to increased volume of outbound calls. The increase was partially offset by a decrease in repair and maintenance expenses by RMB 450 million to RMB 4,689 million in 2005 from RMB 5,139 million in 2004, as a result of our continued efforts to centralize the management of our network operations.

         Selling, general and administrative

         In 2005, our selling, general and administrative expenses were RMB 13,322 million, representing an increase of RMB 705 million, or 5.6%, from RMB 12,617 million in 2004. The increase in these expenses was primarily attributable to an increase in power and water expenses and vehicle maintenance expenses.

         Staff costs

         In 2005, our staff costs were RMB 12,034 million, representing an increase of RMB 404 million, or 3.5%, from RMB 11,630 million in 2004, which was primarily attributable to an increase in staff salary and benefits to RMB 10,747 million in 2005 from RMB 9,756 million in 2004. In 2005, we started to implement a performance-linked compensation allocation system with an increased percentage of salaries paid to the front office employees. In addition, we implemented several employee benefit programs to better retain and motivate existing employees and to attract qualified potential employees.

         Other operating expenses

         In 2005, other operating expenses were RMB 1,390 million, representing a decrease of RMB 592 million, or 29.9%, from RMB 1,982 million in 2004. The decrease was primarily attributable to a decrease in business material expenditure, reflecting our efforts to reduce such expenses.

Deficit on revaluation of fixed assets

         We did not record any expense relating to deficit on revaluation of fixed assets in 2005. We recorded such expense in the amount of RMB 11,318 million in 2004.

Finance costs

         In 2005, our finance costs were RMB 3,347 million, representing a decrease of RMB 422 million, or 11.2%, from RMB 3,769 million in 2004, which was primarily attributable to a reduction in our total borrowings and a gain in foreign exchange resulting from the appreciation of the value of Renminbi against U.S. dollars in 2005. For more details, see "Risk Factors--Risks relating to China and Asia--Fluctuations in exchange rates may adversely affect our financial condition and results of operations and the prices of our shares and ADSs or any dividends payable on our shares and ADSs in foreign currency terms."

Taxation

         In 2005, our taxation expense was RMB 3,430 million, representing an increase of RMB 3,756 million from a tax credit of RMB 326 million in 2004 and reflecting a higher profit from operations.


         Our effective tax rate of 19.6% in 2005 was lower than the statutory tax rate, mainly because the revenues from upfront connection fees that we recognized during the period were not taxable under the PRC law. In addition, we benefited from a non-recurring tax reduction of RMB 837 million after making up the accumulated pre-restructuring losses with current profit.


Profits from continuing operations

         In 2005, our profit from continuing operations was RMB 14,114 million, representing an increase of RMB 10,704 million, or 313.9%, from RMB 3,410 million in 2004.


Profits from discontinued operations

         In 2005, our loss from discontinued operations was RMB 226 million, representing the net loss incurred by Asia Netcom in 2005.


Profit for the period

         As a result of the foregoing, our profit (including continuing and discontinued operations) for 2005 was RMB 13,888 million, representing an increase of RMB 11,889 million, or 414.6%, from RMB 2,699 million in 2004.


Profit/(Loss) for the Year Reconciled to U.S. GAAP

         Our consolidated profit for 2005 (including continuing and discontinued operations) determined under U.S. GAAP was RMB 10,465 million. Our profit for 2005 determined under U.S. GAAP was lower than that under HKFRS. The difference principally reflects the revaluation deficits of RMB 25,778 million in 2003 and RMB 11,318 million in 2004 taken to the carrying value of our assets under HKFRS. We expect this factor to continue to contribute to the difference in our consolidated profit under U.S. GAAP compared to our consolidated profit under HKFRS.


LIQUIDITY AND CAPITAL RESOURCES

Overview

         Our primary source of funding for both our working capital and our longer-term funding needs have been cash provided by operating activities and short-term bank loans and our primary uses of funds have been capital expenditures and repayment of bank loans, for the year ended December 31, 2006.

         The following table summarizes our cash flows for the periods indicated:

                                             For the Years Ended December 31,
                                         --------------------------------------
                                          2004            2005           2006
                                         ---------     ----------     ---------
                                                     (in millions of RMB)

Net cash inflow from operating
activities from continuing operations...  34,127         33,483        33,950
Net cash outflow for investing
activities from continuing operations... (28,474)       (24,296)      (25,973)
Net cash outflow from financing
activities from continuing operations...  (2,246)       (14,764)       (6,447)
                                         ---------     ----------     ---------
Increase/(decrease) in cash from
continuingoperations....................   3,407         (5,577)        1,530
                                         ---------     ----------     ---------

Increase/(decrease) in cash from
discontinued operations.................    (199)          (130)        1,165
                                         ---------     ----------     ---------
Increase/(decrease) in cash and
cash equivalents........................   3,208         (5,707)        2,695
                                         =========     ==========     =========

         Our net cash inflow in 2006 was RMB 1,530 million, representing an increase in cash inflow of RMB 7,107 million from the net cash outflow of RMB 5,577 million in 2005, which decreased from a net cash inflow of RMB 3,407 million in 2004. The increase in net cash inflows from 2005 to 2006 was due to a decrease of RMB8,317 million in cash outflows for financing activities and an increase of RMB467 million in cash inflows from operating activities and partially offset by an increase in cash outflows for investing activities.

         Taking into account cash generated from operating activities and short-term and long-term bank loans, we believe that we have access to sufficient working capital for the next 12 months.


Net cash inflow from operating activities

         Our net cash inflow from operating activities in 2006 was RMB 33,950 million, representing an increase of RMB 467 million, or 1.4%, from RMB 33,483 million in 2005. The increase principally reflects a combination of:

         o an increase of RMB 418 million in net cash inflows generated from operations from 2005 to 2006;

         o a decrease of RMB 397 million in cash outflow for profit tax paid from 2005 to 2006; and

         o an increase of RMB 320 million in interest paid from 2005 to 2006 resulting primarily from interest on a deferred payment for the 2005 Acquired Assets and Liabilities.

         Our net cash inflow from operating activities in 2005 was RMB 33,483 million, representing a decrease of RMB 644 million, or 1.9%, from RMB 34,127 million in 2004. The decrease principally reflects a combination of:

         o a cash outflow for profit tax paid in the amount of RMB 4,065 million for 2005 compared to RMB 7 million in 2004, as a result of the utilization in 2005 of our provision for profit tax for 2004 pursuant to relevant PRC regulations; and

         o an increase of RMB 2,856 million, or 7.6%, in our net cash inflow generated from operations to RMB 40,632 million in 2005 from RMB 37,776 million in 2004.

         For more details, see Note 34(a) to our consolidated financial statements included elsewhere in this annual report.

         Set out below is a breakdown of our net cash inflow from operating activities for the periods indicated:

                                                   Years Ended December 31,
                                             -----------------------------------
                                               2004         2005         2006
                                             -------      --------      --------
                                                      (RMB in millions)

Net cash inflows generated from
  operations.............................    37,776        40,632       41,050
Interest received........................        68           131          132
Dividends received.......................        17            29            -
Interest paid............................    (3,727)       (3,244)      (3,564)
Profits tax paid.........................        (7)       (4,065)      (3,668)
Cash inflow from operating
 activities of continuing operations.....    34,127        33,483       33,950
Cash inflow from operating
 activities of discontinued operations...      (474)           74          183
                                             -------     --------     --------
Net cash inflow from operating
activities................................   33,653        33,557       34,133
                                             =======     ========     =========


         All of our operations in the PRC are conducted through our wholly foreign-owned subsidiary, CNC China. Our telecommunications businesses outside of the PRC are primarily owned and conducted by China Netcom (USA) Operations Limited and China Netcom (Hong Kong) Operations Limited, our wholly owned subsidiaries incorporated in the U.S. and Hong Kong, respectively. Accordingly, our future cash flow will consist principally of dividends from our subsidiaries. Our ability to pay dividends depends substantially on the payment of dividends to us by CNC China. CNC China must follow the laws and regulations of the PRC and their respective articles of association in declaring and paying dividends to us. As a wholly foreign-owned enterprise in China, CNC China is required to provide for a reserve fund and staff and workers' bonus and welfare fund, each of which is allocated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC. CNC China is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital. Appropriations to the staff and workers' bonus and welfare fund, which are determined at the discretion of the directors of CNC China, are charged as expenses as incurred in the consolidated financial statements. In 2004, 2005 and 2006, CNC China contributed approximately RMB 723 million, RMB 1,044 million and RMB 885 million, respectively, to these statutory funds. None of the contributions by CNC China to these statutory funds may be used for dividend purposes. For more details, see "Item 8. Financial Information -- Dividend Policy."

Net cash outflow for investing activities

         Our net cash outflow from investing activities in 2006 was RMB 25,973 million, representing an increase of RMB 1,677 million, or 6.9%, from RMB 24,296 million in 2005. The increase was primarily attributable to the fact that we had more cash inflow in 2005 as we sold certain short-term investments in that year.

         Our net cash outflow from investing activities in 2005 was RMB 24,296 million, representing a decrease of RMB 4,178 million, or 14.7%, from RMB 28,474 million in 2004. This decrease was primarily attributable to (i) a decrease in our capital expenditures to RMB 27,247 million in 2005 from RMB 28,027 million in 2004 and (ii) RMB 2,874 million that we realized in 2005 in investments from the sale of short-term securities acquired in 2004.

         We must obtain approvals from the NDRC and the MII, and in some cases, the State Council for any government-funded project involving significant capital investment in our operations. In addition, approvals from the NDRC and the MII are required for investment projects concerning national security, such as the construction of domestic backbone transmission networks, international gateways, and other telecommunications infrastructure projects. For a more detailed description, see "Item 4. Information on the Company -- Regulation -- Capital Investment."

Net cash inflow/(outflow) from financing activities

         Our net cash outflow from financing activities in 2006 was RMB 6,447 million, representing a decrease of RMB 8,317 million, or 56.3%, from RMB 14,764 million in 2005. This decrease primarily reflects:

         o an outflow resulting from an increase of RMB 13,223 million in repayment of bank loans from 2005 to 2006;

         o an inflow resulting from an increase of RMB 11,424 million in new bank loans and other loans from 2005 to 2006;

         o an inflow resulting from the issuance of short-term commercial paper in the amount of RMB 9,676 million in 2006; and

         o an outflow resulting from an increase of RMB 2,937 in the amount of dividend payment from 2005 to 2006.

         Our net cash outflow from financing activities in 2005 was RMB 14,764 million, representing an increase of RMB 12,518 million, or 557.4%, from RMB 2,246 million in 2004. This increase was primarily attributable to:

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

Net cash inflow/(outflow) from discontinued operations

         In 2006, our net cash inflow from discontinued operations was RMB 1,165 million, compared to a net cash outflow of RMB 130 million from discontinued operations in 2005. The increase resulted from the consideration we received from the sale of Asia Netcom.

         In 2005, our net cash outflow from discontinued operations was RMB 130 million, representing a decrease of RMB 69 million, or 34.6%, from RMB 199 million in 2004. The decrease was primarily attributable to positive cash inflow generated by Asia Netcom in 2005.


Working capital

         As of December 31, 2006, the shortfall of our working capital (calculated as current liabilities less current assets), or net current liabilities, was RMB 72,743 million, representing a decrease of RMB 11,157 million, or 13.3%, from RMB 83,900 million as of December 31, 2005. The decrease in net current liabilities was primarily attributable to reduced levels of short-term bank loans as of December 31, 2006 compared to the amounts as of December 31, 2005.


Indebtedness

         In July 2006, we completed the issuance of RMB 10.0 billion in one-year commercial paper with an annual interest of 3.35%. Our net proceeds from this issuance was RMB 9,676 million.

         Our indebtedness as of the dates indicated was as follows:

                                                           As of December 31,
                                                    ----------------------------
                                                     2004       2005       2006
                                                    ------    -------    -------
                                                        (in millions of RMB)

Short-term loans.................................   44,882     47,341     30,980
Short-term commercial paper......................        -          -      9,811
Long-term bank loans and other loans,
   current portion...............................   11,727      6,846      7,304
Long-term bank loans and other loans,
   excluding current portion ....................   26,052     18,143     23,219
Deferred consideration, current portion..........        -      1,960      1,960
Deferred consideration, excluding
   current portion...............................        -      7,840      5,880
                                                    ------    -------    -------
         Total...................................   82,661     82,130     79,154
                                                    ======    =======    =======

         As of December 31, 2006, our total indebtedness was RMB 79,154 million, which included deferred consideration of RMB 7,840 million in relation to the 2005 Acquired Assets and Liabilities. Our outstanding loans as of December 31, 2006 amounted to RMB 61,503 million, representing a decrease of RMB 10,827 million, or 15.0%, from RMB 72,330 million as of December 31, 2005, primarily due to a decrease of RMB 16,361 million in short-term loans from 2005 to 2006.

         As of December 31, 2006, our short-term indebtedness represented 63.2% of our total indebtedness, compared to 68.4% as of December 31, 2005. As of December 31, 2006, our debt-to-capital ratio was 47.4%, calculated as the ratio of total indebtedness to the sum of total indebtedness, owner's equity and the balance of deferred revenues.

         Our total indebtedness as of December 31, 2005 amounted to RMB 82,130 million, representing a decrease of RMB 531 million from RMB 82,661 million as of December 31, 2004. As a result, our interest expenses were reduced during this period.

         Our secured long-term loans were RMB 340 million as of December 31, 2006. These loans were secured by:

         o    RMB 275 million in corporate guarantee granted by third parties;
              and

         o    RMB 65 million in corporate guarantees granted by China Netcom
              Group.

         As of December 31, 2006, our available and unused credit facilities amounted to RMB 115,588 million.


Contractual obligations and commitments, including off-balance sheet arrangements

         The following table sets forth information regarding our aggregate payment obligations in future years of the contractual obligations and commercial commitments that we had as of December 31, 2006.


                                                               Payments Due in the Period
                                         ------------------------------------------------------------------------
                                           Total      2007       2008        2009      2010     2011   Thereafter
                                         -------    -------    -------     -------    ------   ------  ---------
                                                                  (RMB in millions)
Short-term debt(1)...................     31,563     31,563          -           -         -        -          -
Short-term commercial paper(1).......     10,000     10,000          -           -         -        -          -
Long-term debt(1)....................     36,224      8,860      7,814      10,416       431      430      8,273
Operating lease commitments..........      2,353        734        313         283       261      245        517
Capital commitments..................      2,833      2,746         86           1         0        0          0
Deferred payment(2)..................      8,781      2,352      2,248       2,143     2,038        -          -
Total contractual cash obligations...     91,754     56,255     10,461      12,843     2,730      675      8,790
Total commercial commitments.........     91,754     56,255     10,461      12,843     2,730      675      8,790
                                         =======    =======    =======     =======   =======   ======   =========

____________________

(1) The amounts shown include interest charged for each year.
(2) The amounts shown include interest payable on the deferred consideration.


Capital expenditures

         Capital expenditure includes cash paid towards the purchase of fixed assets, construction in progress, prepayment for leased network capacity and prepayment for leased land. The following table sets forth our actual and planned total capital expenditure requirements for the periods indicated:

                                                Capital Expenditures
                                                ---------------------
                                                (in millions of RMB)
2004.........................................          28,027
2005.........................................          27,247
2006.........................................          26,474
2007(Planned)................................          21,000

         Historically, most of our capital expenditures were budgeted for the improvement of our networks and related equipment. In particular, capital expenditures related to our local access, switching, broadband services, data and transport networks each accounted for a significant percentage of our total capital expenditures. Expenditures for other projects were mainly related to investments in facilities to house our telecommunications equipment and other facilities. Our total capital expenditures in each of 2004, 2005 and 2006 were lower than that of each previous year as we focused on controlling our capital expenditure levels by improving our network efficiency and developing new products and services to better utilize our existing networks.

         In 2006, our capital expenditures were RMB 26,474 million, representing a decrease of RMB 773 million, or 2.8%, from RMB 27,247 million in 2005, which was primarily attributable to our efforts to improve the utilization rate of our existing network equipment, the implementation of an efficiency-based capital expenditure policy. In 2006, we continued to increase investments in broadband and Internet-related services and reduced investments in PHS and fixed-line services. Our investments in broadband and Internet-related services increased from RMB 3,559 million in 2005 to RMB 4,937 million in 2006 and our investments in PHS and fixed-line services decreased from RMB 9,314 million to RMB 6,627 million.

         We expect to further reduce our capital expenditures to RMB 21,000 in 2007. Our capital expenditure estimates are subject to uncertainty, and actual capital expenditures in future periods may differ significantly from these estimates. The timing, amount and nature of capital expenditures are subject to various factors, including the general economic environment, regulatory environment, customer demand, technological advances and other relevant factors.


Capital resources

         We expect to fund our capital expenditure needs with a combination of cash generated from operating activities, short-term and long-term bank loans, short-term commercial paper and other borrowings or equity financings. We believe that we will have sufficient capital resources to satisfy our capital expenditure requirements in the foreseeable future periods.


RECONCILIATION OF HKFRS AND U.S. GAAP

         Our consolidated financial statements have been prepared in accordance with HKFRS, which differs significantly in certain respects from U.S. GAAP. Differences between HKFRS and U.S. GAAP may have a significant impact on our consolidated net profit/(loss) and shareholders' equity. For example, U.S. GAAP requires fixed assets to be recorded at cost less impairment while HKFRS allows revaluation of the fixed assets other than in an impairment situation. Consequently, under U.S. GAAP there was no charge to income in 2004 and 2006 resulting from the revaluation of our fixed assets in the amount of RMB 11,318 million in 2004 or RMB 1,524 million in 2006, as the case may be, while such charges were recorded under HKFRS. Thus, in future periods we expect our depreciation and amortization expense as reported in accordance with U.S. GAAP to be significantly higher than as reported in our financial statements prepared in accordance with HKFRS.

         We have summarized these differences and their effect on our shareholders' equity as of December 31, 2004, 2005 and 2006 and the results of our operations for each of the years ended December 31, 2004, 2005 and 2006 in
Note 40 to our consolidated financial statements included elsewhere in this annual report. These differences relate primarily to the treatment of the revaluation of fixed assets, and deferred tax.

         The effect on net profit/(loss) of differences between HKFRS and U.S. GAAP for the years ended December 31, 2004, 2005 and 2006 is as set forth in the following table.

                                         For the Years Ended December 31,
                                     ----------------------------------------
                                      2004            2005             2006
                                     ------         --------         --------
                                              (in millions of RMB)
  Net profit/(loss) under HKFRS....  2,699           13,888           12,960
  U.S. GAAP adjustments............  5,233           (3,423)          (2,074)
                                     ------         --------         --------
  Net profit under U.S. GAAP.......  7,932           10,465           10,886


         The effect on shareholders' equity of differences between HKFRS and U.S. GAAP as of December 31, 2004, 2005 and 2006 is as set forth in the following table.


                                          For the Years Ended December 31,
                                     ----------------------------------------
                                      2004            2005             2006
                                     ------         --------         --------
                                              (in millions of RMB)
Owners' equity under HKFRS.........  64,595          63,010            73,978
U.S. GAAP adjustments..............  18,069          14,480            11,689
                                     ------         --------         --------
Owners' equity under U.S. GAAP.....  82,664          77,490            85,667

CRITICAL ACCOUNTING POLICIES

         We have prepared the consolidated financial statements in accordance with HKFRS issued by the Hong Kong Institute of Certified Public Accountants. HKFRS require us to adopt accounting policies and make estimates and assumptions in the preparation of these financial statements. When we make these estimates and assumptions, we base our estimates on historical experience and are required to make judgments about matters that are inherently uncertain. Accordingly, the reported financial position and results of operations are sensitive to these estimates and assumptions, and actual results may differ from those estimates as facts, circumstances and conditions change. Our principal accounting policies are set out in detail in Note 4 to our consolidated financial statements included elsewhere in this annual report. The following sections discuss the accounting policies which involve the most significant estimates and judgments made in the preparation of our consolidated financial statements.

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

Revaluation of fixed assets

         In connection with our restructuring in anticipation of our global offering in 2004, our property, plant and equipment were revalued as of December 31, 2003 on a depreciated replacement cost basis. The property, plant and equipment acquired as part of our 2005 Acquisition were revaluated as of December 31, 2004 on a depreciated cost basis. In preparation for our 2005 Acquisition, apart from lease prepayment for land and buildings, which are carried at cost, other property, plant and equipment are carried at the revalued amounts, being the fair value at the date of revaluation, less subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regular intervals by independent valuers and, in each of the intervening years, valuations are undertaken by our executives. As of December 31, 2006, apart from land and buildings, all our fixed assets were evaluated by an independent valuer. If the revalued amounts differ significantly from the carrying amounts of the property, plant and equipment in the future, the carrying amounts will be adjusted to the revalued amounts. This will have an impact on our future results, since any subsequent decreases in valuation are first set off against increases on earlier valuations in respect of the same item and thereafter are charged as expense to the income statement and any subsequent increases are credited as income to the income statement up to the amount previously charged. In addition, the depreciation expense in future periods will change as the carrying amounts of the fixed assets change as a result of the revaluation.

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

Discontinued operations

         A discontinued operation is a component of our Company that may be a major line of business or geographical area of operations that has been disposed or is held for sale. The result of that component is separately reported as "discontinued operations" in the income statement. The comparative income statement is restated as if the operation had been discontinued from the start of the comparative period. The assets, liabilities and minority interests of such component classified as "discontinued operations" or "held for sale" is presented separately in the assets, liabilities and minority sections, respectively, of the consolidated Balance Sheet.

Fair value

         We estimate the fair value of our financial assets and financial liabilities including the accounts receivable, prepayments, other receivables and other current assets, accounts payable, and bank and other loans for disclosure purposes by discounting its future contractual cash flows at the estimated current market interest rate that is available to us for similar financial instruments. The future disclosed values will change if there are changes in the estimated market interest rate.

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

New accounting pronouncements

         For a detailed discussion of new accounting pronouncements, see Notes 3 and 40 (D) to the Financial Statements.

INFLATION

         According to China's National Bureau of Statistics, China's overall national inflation rate, as represented by the general consumer price index, was approximately 3.9% in 2004, 1.8% in 2005 and 1.5% in 2006. Inflation or deflation has not had a significant impact on our results of operations in recent years.

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

Foreign exchange rate risk

         We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully convertible currency. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the RPC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. Fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars (which are pegged to the U.S. dollar), of our net assets, earnings and any declared dividends. For a detailed description of the unitary managed floating rate system used by the PRC government to set foreign exchange rates, see "Item
3. Key Information -- Selected Financial Data -- Exchange Rate Information."

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

         The following table provides information regarding our foreign currency-sensitive financial instruments, which consist of cash and cash equivalents, short-term and long-term debt obligations and capital commitments as of December 31, 2006 and the expected maturity profile of these debt obligations and capital commitments.


                                                                        Expected Maturity
                                       ---------------------------------------------------------------------------------
                                       2007     2008      2009     2010    2011     Thereafter     Total      Fair Value
                                       ------  ------   -------   ------  -------   ---------     --------    ----------
Assets:
  Cash and cash equivalents
    U.S. dollars....................   1,314        -        -        -        -           -       1,314         1,314
    HK dollars......................     632        -        -        -        -           -         632           632
Liabilities:
  U.S. dollar-denominated loans
     Fixed rate.....................     110       24       23       22       22         520         721           379
     Average rate...................    3.1%     0.9%     0.9%     0.4%     0.4%        0.2%        0.7%             -
  Euro-denominated loans
     Fixed rate.....................      39       31       29       30       30         276         435           311
     Average rate...................    2.6%     2.5%     2.3%     2.3%     2.3%        2.1%        2.2%             -
  Japanese yen-denominated loans....
     Fixed rate.....................      37       37       37       36       36          93         276           254
     Average rate...................    2.1%     2.1%     2.1%     2.2%     2.2%        2.1%        2.1%             -


     Interest Rate Risk

         The People's Bank of China has the sole authority in the PRC to establish the official interest rates for Renminbi-denominated loans. Financial institutions in the PRC set their effective interest rates within the range established by the People's Bank of China. Interest rates and payment methods in the PRC on loans denominated in foreign currencies are set by the financial institutions based on interest rate changes in the international financial market, cost of funds, risk levels and other factors.

         We are subject to risks arising from fluctuations in interest rates on our debts. The majority of our liabilities are loans from banks in the PRC. Rise in interest rates will increase the cost of new borrowings and interest expenses of outstanding floating rate liabilities. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these instruments.

         The following table provides information regarding our interest rate-sensitive financial instruments, which consist of short-term and long-term debt obligations as well as the expected maturity profile of such obligations.


                                                                    Expected Maturity
                                   ---------------------------------------------------------------------------------
                                   2007     2008      2009     2010    2011     Thereafter      Total     Fair Value
                                   ------  ------   -------   ------ -------    ---------     --------    ----------
                                                  (RMB equivalent in millions, except interest rates)
Liabilities:
RMB-denominated loans
  Fixed rate.............         32,020    2,751      3,926        1        1     6,011         44,710        43,771
  Average rate...........           5.1%     5.5%       5.6%        -        -         -           5.2%             -

  Variable rate..........          5,220    3,648      5,530        -        -         -         14,398        13,920
  Average rate(1)........           5.4%     5.3%       5.5%        -        -         -           5.4%             -

U.S. dollar-denominated loans
  Fixed rate.............            110       24         23       22       22       520            721           379
  Average rate...........           3.1%     0.9%       0.9%     0.4%     0.4%      0.2%           0.7%             -
Euro-denominated loans
  Fixed rate.............             39       31         29       30       30       276            435           311
Japanese yen-denominated loans
  Fixed rate.............             37       37         37       36       36        93            276           254
  Average rate...........           2.1%     2.1%       2.1%     2.2%     2.2%      2.1%           2.1%             -

__________________

(1) The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2006.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

         In accordance with Hong Kong law and our articles of association, members of our board of directors are elected by our shareholders. Our board of directors consists of 14 members, including five independent non-executive directors.

         The following table sets forth certain information about our directors, each of whom were duly elected and will retire from office at an annual general meeting by rotation every three years (but will be eligible for re-election at such annual general meeting), senior management officers, joint company secretaries and qualified accountant.


             Name                Age                   Positions
-------------------------------  ----   ----------------------------------------
Zhang Chunjiang................   48    Chairman and Executive Director
Zuo Xunsheng((1))..............   56    Executive Director and Chief Executive
                                        Officer
Zhang Xiaotie(2)...............   54    Executive Director and Senior Vice
                                        President
Li Fushen(3)...................   44    Executive Director, Chief Financial
                                        Officer and Joint Company Secretary
Miao Jianhua...................   55    Executive Director
Tian Suning(4).................   43    Vice Chairman, Non-Executive Director
Yan Yixun......................   68    Non-Executive Director
Jose Maria Alvarez-Pallete.....   43    Non-Executive Director
Mauricio Sartorius(5)..........   47    Non-executive Director

John Lawson Thornton...........   53    Independent Non-Executive Director
Victor Cha Mou Zing............   57    Independent Non-Executive Director
Qian Yingyi....................   50    Independent Non-Executive Director
Hou Ziqiang....................   69    Independent Non-Executive Director
Timpson Chung Shui Ming........   55    Independent Non-Executive Director
Hong Chen Jin(6)...............   44    Alternate Director

Pei Aihua......................   56    Senior Vice President
Zhao Jidong....................   56    Senior Vice President
Teng Yong (7)..................   52    Chief Technology Officer
Zhu Lijun(8)...................   53    Vice President
Huo Haifeng(9).................   52    Vice President
Mok Kam Wan....................   44    Joint Company Secretary
Leung June Man.................   37    Qualified Accountant

_______________________

(1) Appointed as Executive Director and Chief Executive Officer effective
    May 17, 2006.
(2) Appointed as Senior Vice President on January 15, 2007.
(3) Appointed as Joint Company Secretary effective December 20, 2006 and appointed as Executive Director effective January 15, 2007.
(4) Re-designated as a Non-Executive Director effective May 17, 2006. Resigned as Chief Executive Officer effective May 17, 2006.
(5) Appointed as a Non-Executive Director effective December 19, 2006.
(6) Alternate Director to Mr. Jose Maria Alvarez-Pallete and Mr. Mauricio Sartorius, effective December 19, 2006.
(7) Appointed as Chief Technology Officer effective August 23, 2006.
(8) Appointed as Vice President effective December 19, 2006.
(9) Appointed as Vice President effective December 19, 2006.


Directors, Senior Management Officers, Joint Company Secretaries and Qualified Accountant

Directors

         Zhang Chunjiang, 48, Chairman and Executive Director, has served as a Director since June 2004. He has been the Chairman of China Netcom (Group) Company Limited since September 2004 and President of China Netcom Group since May 2003. He has joined PCCW Limited as a non-executive director since April 2005. Prior to joining China Netcom Group, Mr. Zhang served as Deputy Minister of the Ministry of Information Industry (MII) and was one of the most senior regulatory officials in the PRC telecommunications industry from December 1999 to May 2003. From August 1993 to December 1999, Mr. Zhang held a series of senior-level positions at the former Liaoning Provincial Posts and Telecommunications Bureau, the former Ministry of Posts and Telecommunications
(MPT), and the MII, including serving as the Deputy Director of the former Liaoning Provincial Posts and Telecommunications Administration, Director of Mobile Telecommunications Administration of the MPT and Director of Telecommunications Administration of the MII. Mr. Zhang is a senior engineer of professor level and has extensive experience in telecommunications management, operations and technology. Mr. Zhang graduated from the Beijing University of Posts and Telecommunications in 1982 with a bachelor's degree in telecommunications.

         Zuo Xunsheng, 56, Executive Director and Chief Executive Officer, has served as Executive Director and Chief Executive Officer since May 2006, and served as Chief Operating Officer of the Company from December 2005 to May 2006 overseeing general operations of the Company. Mr Zuo has served as Senior Vice President since July 2004. He has also served as Vice President of China Netcom Group since April 2002. Before joining China Netcom Group , Mr Zuo was President of the former Shandong Telecommunications Company from May 2000 to April 2002. From October 1997 to May 2000, Mr Zuo has served as Director of the former Posts and Telecommunications Bureau of Shandong Province. From 1993 to 1997, Mr Zuo has served as Director of the former Bureau of Telecommunications of Jinan City. Mr Zuo graduated from Guanghua School of Management of Peking University with an EMBA degree.

         Zhang Xiaotie, 54, Executive Director and Senior Vice President, has served as a Director since October 2004 and Senior Vice President since January 2007 overseeing procurement and logistics management. He has served as Vice President of China Netcom Group since July 2003. From June 2002 to July 2003, Mr. Zhang also served as Assistant to President and General Manager of Planning and Finance Department of China Netcom Group. Before joining China Netcom Group, Mr. Zhang served as Deputy Director and Director of Economic Planning and Communication Settlement Department of MII. He also held a series of senior-level positions at the former MPT and Beijing Administration of Telecommunications. Mr. Zhang graduated from the School of Economics and Management of Tsinghua University with an M.S. degree.

         Li Fushen, 44, Executive Director, Chief Financial Officer and Joint Company Secretary, has served as executive director since January 2007, has served as Joint Company Secretary since December 2006, and has served as Chief financial Officer since September 2005. He served as Financial Controller from July 2004 to August 2005. Since October 2005, he served as the Chief Accountant of China Netcom Group. From October 2003 to August 2005, he served as General Manager of the Finance Department of China Netcom Group. From November 2001 to

October 2003, he served as Deputy General Manager of Jilin Communications Company and Deputy General Manager of the former Jilin Provincial
Telecommunications Company. He graduated from the Australian National University with a master's degree in management, and from the Jilin Engineering Institute with a degree in engineering management in June 1988.

         Miao Jianhua, 55, Executive Director, has served as a Director since October 2004. He served as the Joint Company Secretary from December 2005 to December 2006. He has also served as Assistant to President of China Netcom Group since September 2003 to November 2005. From June 2002 to November 2005, Mr. Miao served as the General Manager of the Human Resources Department of China Netcom Group and the Company. Before joining China Netcom Group, Mr. Miao served as Director of the Inspection Bureau of the former MPT and the MII from 1997 to early 2002, and held senior-level positions at the former Jilin Provincial Administration of Posts and Telecommunications prior to June 1997. He graduated from the Australian National University with a master's degree in management.

         Tian Suning, 43, Vice Chairman, Non-Executive Director, has served as a Director since 2000 and re-designated as a Non-Executive Director since May 2006. He has also served as Vice President of China Netcom Group from April 2002 to May 2006. From 1999 to May 2006, he has served as Chief Executive Officer of China Netcom (Holdings) Company Limited and the Company. He has been a Director of China Netcom (Group) Company Limited from 2001 to May 2006. He has also served as Vice Chairman and a Non-executive director of PCCW Limited since April 2005. Starting from April 2006, Dr. Tian has served as Independent Director of MasterCard International. After Dr. Tian resigned his CEO position at the Company on May 17, 2006, he founded and became Chairman of China Broadband Capital Partners L.P. . Invited by KKR, Dr. Tian has been appointed as Senior Advisor since November, 2006. Dr. Tian is also an Independent Director of Asiainfo Holdings Inc., a NASDAQ-listed company. Dr. Tian is a member of the Advisory Committee to Harvard Business School of the US and the International Business Council of the World Economic Forum. Prior to joining China Netcom (Holdings) Company Limited, Dr. Tian was the co-founder and Chief Executive Officer of AsiaInfo Holdings Inc., a NASDAQ-listed company providing software and networking solutions in China. Dr. Tian has extensive experience and knowledge in the management and financing fields of the telecommunications and information industry. Dr. Tian received a Ph.D. in natural resources management from Texas Tech University in 1992, an M.S. degree in ecology from the Graduate School of the Chinese Academy of Sciences in 1988,and a B.S. degree in environmental biology from Liaoning University in 1985.

         Yan Yixun, 68, Non-executive Director, has served as a Director since 2001. He is a member of the Standing Committee of the Tenth National People's Congress and Vice Chairman of the Financial and Economic Committee of the Tenth National People's Congress. He was a member of the Standing Committee of the Eighth and Ninth National People's Congress and a member of the Education, Science, Culture and Health Committee of the Ninth National People's Congress. From December 1992 to November 2000, he served as Vice Chairman of the Chinese Academy of Sciences, prior to that he served as Director of Shanghai Technical Physics Research Institute. He was a first-term Board Director of Legend Holdings Limited and now serves as Chairman of the Board of NewMargin Venture Capital Co., Ltd and Director of Chinese Academy Sciences Holdings Co., Ltd. Mr. Yan received a master's degree from the Institute of Electronics of the Chinese Academy of Sciences in 1966 and graduated from the Department of Radio Electronics at Tsinghua University in 1962.

         Jose Maria Alvarez-Pallete, 43, Non-executive Director, has served as a Director since September 2005. He joined Telefonica Internacional in February 1999 as General Manager for Finance. In September of the same year, he became Chief Financial Officer of Telefonica, S.A.. In July 2002, he was appointed Chairman and Chief Executive Officer of Telefonica Internacional, S.A. and General Manager of Telefonica Latinoamerica as well as a member of the Board of Telefonica, S.A. in July 2006. As at December 31, 2006, Telefonica Internacional, S.A. had 4.99% interest in the issued share capital of the Company. Mr. Alvarez-Pallete is a Director on the boards of Telecomunicacoes de Sao Paulo, S.A. (listed on the Stock Exchanges of Sao Paulo and New York), Compania de Telecomunicaciones de Chile, S.A. (listed on the Stock Exchanges of Santiago de Chile and New York), Telefonica de Espana, Telefonica Moviles S.A. (listed on the Stock Exchanges of Madrid and New York), Telefonica Moviles Espana, Telefonica Data, Telefonica Internacional, Telefonica de Argentina (listed on the Stock Exchanges of

Buenos Aires and New York), Telefonica CTC Chile, Telefonica de Peru S.A.A. (listed on the Stock Exchange of Lima), Compania de Telefonos de Chile Transmisiones Regionales, Telefonica Larga Distancia de Puerto Rico, Telesp and Cointel. In addition, he is a member of the Supervisory Board of Cesky Telecom (a company listed on the Stock Exchange of Prague). Mr. Alvarez-Pallete received a bachelor's degree in economics from the Universidad Complutense of Madrid.

         Mauricio Sartorius, 47, Non-executive Director, was the alternate director to Mr. Jose Maria Alvarez-Pallete from September 2005 to December 2006 and served as Non-executive Director from December 2006. Mr. Sartorius began his career with Banco del Progreso. In 1983, Mr. Sartorius started working at E. F. Hutton & Co., Inc. as a Registered Commodity Representative. In 1985, he joined Credit Suisse First Boston as Vice President of Corporate Finance for the Latin American Region based in New York. Mr. Sartorius joined Telefonica on January 1, 1997 as a Deputy Managing Director of the Corporate Finance Department. In 1998, Mr. Sartorius was appointed to be responsible for human resources for Telefonica Internacional, S.A. On January 1, 2005, he became the Chief Representative Officer of Asia of Telefonica Internacional and since then resides in Beijing. Mr. Sartorius holds a degree in economics from the Universidad Complutense of Madrid and a MBA degree from New York University.

         John Lawson Thornton, 53, Independent Non-executive Director, has served as a Director since October 2004. Mr. Thornton is Professor and Director of Global Leadership Project at Tsinghua University in Beijing. He was President and a Director of The Goldman Sachs Group, Inc. until July 2003. Mr. Thornton is also a Director of Ford Motor Company (listed on the New York Stock Exchange), Industrial and Commercial Bank of China Ltd. (listed on the Shanghai and Hong Kong Stock Exchanges), Intel Corporation (listed on NASDAQ Stock Exchange) and News Corporation, Inc. (listed on the New York Stock Exchange and the Australian Stock Exchange). He is also Chairman of the Brookings Institution Board of Trustees, a member of the Council on US Foreign Relations, a trustee of advisory board member of the Asia Society, China Institute, China Securities Regulatory Commission, the Eisenhower Fellowships, Financial Services Volunteer Corps, The Hotchkiss School, International Advisory Committee of the China Reform Forum, Morehouse College, National Committee on US-China Relations, Nelson Mandela Legacy Foundation (US), Tsinghua University School of Economics and Management (Beijing) and the Yale School of Management. Mr. Thornton received an A.B. in history from Harvard College in 1976, a B.A. and M.A. in jurisprudence from Oxford University in 1978 and a M.P.P.M. from the Yale School of Management in 1980.

         Victor Cha Mou Zing, 57, Independent Non-executive Director, has served as a Director since October 2004. Since September 2001, Mr. Cha is the Managing Director of HKR International Limited and Alternate Independent Non-executive Director of New World Development Company Limited (both companies being listed on the Hong Kong Stock Exchange). He is also a member of the Chinese People's Political Consultative Committee of Zhejiang Province and a council member of the Hong Kong Polytechnic University. Mr. Cha graduated from Stanford University with a MBA degree and University of Wisconsin with a B.S. degree.

         Qian Yingyi, 50, Independent Non-executive Director, has served as a Director since October 2004. He is also a Professor of Economics at the University of California, Berkeley. Since 2005, Dr. Qian has served as Independent Director of the Industrial and Commercial Bank of China Ltd. (listed on the Shanghai and Hong Kong Stock Exchanges). Since 2006, Dr. Qian has been the Dean of the School of Economics and Management at Tsinghua University, and also has served as Independent Director of Vimicro International Corporation (listed on New York NASDAQ). Before joining the Berkeley faculty in 2001, Dr. Qian taught in the Department of Economics at Stanford University and the University of Maryland. In 1990, Dr. Qian received his Ph.D. in Economics from Harvard University, after receiving an M.Phil. in management science/operations research from Yale University and an M.A. in statistics from Columbia University. In 1981, Dr. Qian graduated from Tsinghua University with a B.S. degree in mathematics.

         Hou Ziqiang, 69, Independent Non-executive Director, has served as a Director since October 2004. He had also been Chairman of China Kejian Company Limited. Mr. Hou has served as Independent Director of the Varitronix International Ltd. (listed on Hong Kong Stock Exchange) Since 2005, Hou founded China Kejian

Company Limited in 1984. From 1993 to 1997, Mr. Hou was Director of the Institute of Acoustics of the Chinese Academy of Sciences. From 1988 to 1993, Mr. Hou was Secretary General of the Chinese Academy of Sciences. Mr. Hou graduated from Peking University in 1958 with a bachelor's degree in physics.

         Timpson Chung Shui Ming, 55, G.B.S., J.P., Independent Non-executive Director, has served as a Director since October 2004. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is an Executive Director of Hantec Investment Holdings Limited and Independent Non-executive Director of Tai Shing International (Holdings) Limited, Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited and Nine Dragons Paper (Holdings) Limited. In addition, Mr. Chung is a member of the National Committee of the 10th Chinese People's Political Consultative Conference, the Chairman of the Council of the City University of Hong Kong and a member of the Hong Kong Housing Authority. Formerly, he was an Executive Director of Shimao China Holdings Limited, a Director of Stockmartnet Holdings Ltd and Extrawell Pharmaceutical Holdings Limited. He was also Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Hong Kong Special Administrative Region Government Land Fund Advisory Committee, a member of the Managing Board of the Kowloon-Canton Railway Corporation and a member of the Disaster Relief Fund Advisory Committee. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master's degree of business administration from the Chinese University of Hong Kong.

         Hong Chen Jin, 44, Alternate Director to Mr. Jose Maria Alvarez-Pallete and Mr. Mauricio Sartorius, she served as an Alternate Director since December 2006. She joined Telefonica in Spain eleven years ago; since then, she has had a variety of professional experience working in the Telefonica fixed business (IT Strategy), mobile business (marketing department and mobile Value-Added and content services department) , and Telefonica Data (Broadband and Online Services), and also in Telefonica Soluciones (Key account client solution and sales). She was assigned to Beijing and appointed as the Asia Director in the beginning of 2005. Since then, her responsibility covers the government and institutional relationship, external communication, business development and strategies in Asia and office operation. Ms. Chen holds a bachelor's degree in Computer Science of Shanghai Jiaotong University and MBA. She began her career in China as faculty member of the Management School of Shanghai Jiaotong University. During seven years in the USA, she obtained a master's degree in industrial engineering (majoring in investment analysis and corporate management skills). During that period, she worked as a Vice President of R&D in ACS - a US software company and headed the IT and network department of another US multinational corporation. In Spain, prior to joining Telefonica, she was a partner of a telecom consulting company.

Senior Management Officers

         Zuo Xunsheng, Executive Director and Chief Executive Officer.

         Pei Aihua, 56, has served as Senior Vice President since July 2004 overseeing corporate development, mobile communications and administration. He has also served as Vice President of China Netcom Group since April 2002. Before joining China Netcom Group, he was Deputy General Manager of the former Beijing Telecommunications Company from July 2001 to April 2002, General Manager of Sichuan Provincial Telecommunications Company from July 2000 to July 2001, and Deputy Director of the former China General Bureau of Posts and Telecommunications from June 1997 to May 2000. Mr. Pei is a senior engineer of professor level. He graduated with a master's degree in information communication management jointly sponsored by Fudan University and the Norway Management School in 2001. He graduated from Changchun Optical Precision Machinery College with a master's degree in electrical engineering in 1993 and Beijing School of Telecommunications in microwave technology in 1976.

         Zhao Jidong, 56, has served as Senior Vice President since July 2004, and is responsible for Olympics communications, international affairs and Beijing Municipal Branch Company. He has also served as Vice President of China Netcom Group since July 2003. Before joining China Netcom Group, Mr. Zhao served as General Manager of Beijing Communications Company from July 2002 to July 2003, and General Manager of the former Beijing

Telecommunications Company from May 2000 to July 2002. From November 1994 to May 2000, Mr. Zhao served as the Deputy Director and Director of the former Beijing Telecommunications Bureau. Mr. Zhao graduated with a master's degree in information and communication management jointly sponsored by the Management School of Fudan University and the Norway Management School, and from Fudan University with a B.A. degree in English in 1975.

         Zhang Xiaotie, Executive Director and Senior Vice President.

         Li Fushen, Executive Director , Chief Financial Officer and Joint Company Secretary.

         Teng Yong, 52, has served as Chief Technology Officer since August 2006, responsible for technical issues and ICT applications. He served as the General Manager of Hebei Communications Company from July 2004 to April 2006 and the General Manager of Tianjin Communications Company from May 2002 to July 2004. Mr. Teng held the position of General Manager of Tianjin Telecommunications Company from July 2000 to July 2002 and the Deputy Director and later Director of the Posts and Telecommunications Administration of Tianjin from May 1995 to May 2000. Mr. Teng graduated from Nanjing University of Posts and Telecommunications with a major in automatic telephone switching in February 1980, and later obtained a doctor degree of management and engineering from Tianjin University.

         Zhu Lijun, 53, has served as Vice President since December 2006, responsible for network operation and consumer rights protection. Since March 2005 , he has served as Assistant to the General Manager of China Netcom Group, and served as General Manager of Department of Planning and Construction starting from July 2004. He was the General Manager of Shanxi Communications Company from August 2002 to July 2004. He was the General Manager of Shanxi Telecommunications Company from December 2001 to August 2002. He worked as the General Manager of Telecommunications Company of Guangxi Zhuang Autonomous Region from July 2000 to December 2001, and served as the Deputy Director of the Posts and Telecommunications Administration of Neimenggu Autonomous Region from August 1996 to July 2000. Mr. Zhu graduated from the Department of Chinese Language and Literature of Inner Mongolia Normal University in 1986, and later obtained a master degree of international business management from Australian National University.

         Huo Haifeng, 42, has served as the Vice President from December 2006, in charge of marketing and key account management. He was the General Manager of Tianjin Communications Company since August 2004 to November 2006 and served as the General Manager of Dalian Branch of Liaoning Communications Company from December 2002 to August 2004. Before joining China Netcom Group, Mr. Huo was the General Manager of Dalian Branch of Liaoning Telecommunications Company of former China Telecom Group from April 2001 to December 2002. He worked as the General Manager of Anshan Branch of Liaoning Telecommunications Company from August 2000 to April 2001. Mr. Huo served as Director of Bureau of Telecommunications Administration in Anshan city of Liaoning Province from October 1998 to August 2000. After his graduation from the Changchun University of Posts and Telecommunications with a bachelor degree of computer application in September 1987, he obtained a master degree of telecommunications engineering management degree from Beijing University of Posts and Telecommunications and a master degree of business management from Australian National University.

Joint Company Secretaries and Qualified Accountant

         Li Fushen, Executive Director, Chief Financial Officer and Joint Company Secretary.

         Mok Kam Wan, 44, Joint Company Secretary. Ms. Mok joined the Company in October 2005. She holds a bachelor's degree of laws from the University of London and a master's degree in business administration from The Hong Kong Polytechnic University. Ms. Mok is an associate member of The Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Chartered Secretaries.

         Leung June Man, 37, Assistant to the Chief Financial Officer and Qualified Accountant. Mr. Leung has joined the Company since June 2005. He graduated from Washington State University in 1992 with a bachelor's degree in business administration, major in accounting. Mr. Leung is a member of both of Hong Kong Institute of Certified Public Accountants and American Institute of Certified Public Accountants.


COMPENSATION

         Our executive directors and senior management officers receive compensation in the form of salaries and allowances and benefits in kind, including our contribution to the pension plans for our executive directors and senior management officers. We have entered into service agreements with our executive directors.

         Each of our directors is entitled to an annual director's fee of HK$200,000 (other than Executive Directors and all Non-Executive Directors nominated by China Netcom Group) as proposed by the board of directors and approved by our shareholders at the extraordinary general meeting held on 14 February 2007. Director's fees are payable on a time pro-rata basis for any non-full year's service. Such directors shall also be entitled to an additional fee of HK$10,000 for each Board meeting which such directors attend. Our executive directors and senior management officers are entitled to receive annual base salary and performance-based bonus and any discretionary award of share options as may be determined by the board of directors. In addition, each director who is the chairperson of any of the Audit Committee, Nominating and Corporate Governance Committee, Compensation Committee, Strategy Committee and Supervision Committee is entitled to receive an annual fee of HK$70,000 and each director (other than Executive Directors and all Non-executive Directors nominated by China Netcom Group) who is a member of these committees is entitled to receive an annual fee of HK$50,000. Such directors shall also be entitled to an additional fee of HK$5,000 for each committee meeting which such directors attend.

         The following table sets out the emoluments paid to our directors in 2006.

                                         Basic salaries,                Share option
                                         allowances and                    benefit      Contributions to
                              Fees (a)  benefits in kind    Subtotal      amortized    retirement schemes   Total
                             --------- ----------------- ------------- --------------  ------------------  -------
                                                          (in thousands of RMB)

Zhang Chunjiang..............     -           763             763            312               19           1,094
Zuo Xunsheng(1)..............     -           746             746            272               19           1,037
Zhang Xiaotie................     -           671             671            272               19            962
Li Fushen(2).................     -           671             671            272               19            962
Miao Jianhua.................     -           671             671            238               19            928
Jiang Weiping(3).............     -           453             453            238               19            710
Li Liming(4).................     -           420             420            238               19            677
Tian Suning(5)...............     -            -               -             312                -            312
Yan Yixun....................    251           -              251            200                -            451
Jose Maria alvarez-Pallete...    317           -              317             -                 -            317
Mauricio Sartorius(6)........     9            -               9              -                 -             9
John Lawson Thornton.........    409           -              409             -                 -            409
Victor Mou Zing Cha..........    453           -              453             -                 -            453
Qian Yingyi..................    545           -              545             -                 -            545
Hou Ziqiang..................    483           -              483             -                 -            483
Timpson Chung Shui Ming......    460           -              460             -                 -            460
                             --------- ----------------- ------------- -------------- ------------------- --------
Total........................   2,927        4,395           7,322          2,354              133          9,809
                             ========= ================= ============= ============== =================== ========

______________________

(a) On December 6, 2006, Zhang Chunjiang, Zuo Xunsheng, Zhang Xiaotie, Miao Jianghua, Jiang Weiping, Li Liming and Tian Suning voluntarily waived their emoluments for the years ended December 31 2006 and 2005 totalling RMB 1,526 thousand and 1,666 thousand, respectively. These amounts waived consist of:
    Zhang Chunjiang RMB 251 thousand for 2006 and RMB 261 thousand for 2005, Zuo Xunsheng RMB 158 thousand for 2006 and nil for 2006, Zhang Xiaotie RMB 251 thousand for 2006 and RMB 261 thousand for 2005, Miao Jianghua RMB 251 thousand for 2006 and RMB 261 thousand for 2005, Jiang Weiping RMB 94 thousand for 2006 and RMB 309 thousand for 2005, Li Liming RMB 270 thousand for 2006 and RMB 313 thousand for 2005 and Tian Suning RMB 251 thousand for 2006 and RMB 261 thousand for 2005.

(1) Appointed in May 2006.

(2) Appointed in January 2007.

(3) Resigned in May 2006.

(4) Resigned in January 2007.

(5) Re-designated as non-executive Directors in May 2006.

(6) Appointed in December 2006.


         The five individuals whose emoluments were the highest for the years ended December 31, 2006 include two directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining individuals are as follows:

                                               Year ended December 31, 2006
                                               -----------------------------
                                                   in thousands of RMB
Basic salaries, bonus, allowances and
benefits in kind..............................            2,013
Share based compensation......................             816
Contributions to retirement schemes...........              57
                                               -----------------------------
Total.........................................            2,886
                                               =============================

         The aggregate compensation to which our executive directors and senior management members were entitled (including amounts paid and accrued) in 2006 was RMB 9 million, including directors' fees, basic salaries, bonus, share option benefit amortized, allowances and benefits in kind, as well as contributions to retirement schemes.


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


Board Committees

Audit Committee

         To guarantee the objectiveness, fairness and independence of the Audit Committee, the Audit Committee comprises four Independent Non-executive Directors, chaired by Mr. Timpson Chung Shui Ming. Other members of the committee include Mr. Victor Cha Mou Zing, Dr. Qian Yingyi and Mr. Hou Ziqiang. The primary responsibilities of the Audit Committee include supervising and managing our financial reporting system, reviewing the auditors' appointment, and supervising the work of the internal audit department as well as guiding and supervising our internal control system.


Compensation Committee

         On June 28, 2006, the Compensation and Nomination Committee was reorganized and renamed as the compensation Committee. The duties of this committee include making recommendation to the Board in respect of the overall compensation policies and structure of the directors and senior management of the company and the establishment of formal and transparent procedures for the formulation of these policies, determining the specific compensation package of the senior management on behalf of the Board and making recommendations to the Board in respect of the compensation of the non-executive directors; reviewing and supervising the share option scheme and option allocation plan of the company; and assessing the performance of the directors as well as the senior management. The members of the Committee are Dr. Qian Yingyi, who serves as its chairman, Mr. Zhang Xiaotie, Mr. Li Fushen, Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming.


Nominating and Corporate Governance Committee

         On June 28, 2006, the relevant powers and functions of the Corporate Governance Committee merged with those of the original Compensation and Nomination Committee with regard to the nomination of directors and senior management, and the committee was re-named as the Nominating and Corporate Governance Committee.

         The Nominating and Corporate Governance Committee is dedicated to the realization of a sound composition with industry experience and professional capability within the Board. The primary duties of the committee include the nomination of directors and senior management, supervising the implementation of corporate governance system and the operation efficiency of the Board and making recommendations to the Board with regard to the optimization of the corporate governance structure. In accordance with our Guidelines for Directors, the Nominating and Corporate Governance Committee is responsible for formulating the criteria for selecting directors, working out Directors' succession plan, suggesting candidates of Directors, and submitting the related proposals to the Board and/or shareholders' meeting for review and approval. For the nomination of candidates for new appointments of directors, the committee primarily considers whether the candidates have the necessary professional expertise and experience to help the Board to perform its duties in a better way and to promote the development of the Company. The independence of independent non-executive directors is examined by the committee.

         The committee is chaired by Mr. John Lawson Thornton, an independent non-executive Director. Other members include: Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Dr. Qian Yingyi and Mr. Victor Cha Mou Zing.


Strategy Committee

         On June 28, 2006, the original powers and functions of the Strategic Planning Committee were suitably adjusted and the committee was re-named as the Strategy Committee.

         The Strategy Committee is primarily responsible for reviewing the medium to long-term strategies, annual operation plans and budgets and significant investment plans of the Company. It also reviews and monitors the procedures and system for the risk management of the Company and supervises the implementation of our development strategies.

         The committee is chaired by Mr. Zhang Chunjiang. Other members include:
Dr. Tian Suning, Mr. Zuo Xunsheng, Mr. Li Fushen, Mr. Jose Maria
Alvarez-Pallete, Dr. Qian Yingyi and Mr. Hou Ziqiang. Ms Li Liming resigned as a director and member of the Strategy Committee on January 15, 2007.


Supervision Committee

         The Supervision Committee is primarily responsible for identifying any disciplinary breach, violation of regulations and corrupt acts of the middle-to-senior management by establishing and improving the supervisory system and workflow and opening up channels for reporting such behaviors in accordance with the Listing Rules and regulatory requirements. It urges the directors and the middle-to senior management as well as other staff to abide by the rules and be conscious of self-discipline and faithfully discharge their duties.

         The committee is chaired by Mr. Miao Jianhua. Other members include Mr. Zhang Xiaotie, Mr. Timpson Chung Shui Ming, Mr. Victor Cha Mou Zing and Mr. Hou Ziqiang.

Summary Corporate Governance Differences

         There are significant differences between our corporate governance practices and those of U.S. issuers listed on the New York Stock Exchange. Pursuant to Section 303A.11 of the NYSE Listing Manual, we have disclosed certain of these differences on our website at www.china-netcom.com.


EMPLOYEES

         As of December 31, 2006, we had 140,747 full time employees. Substantially all of our employees are located in China. The following table sets forth the number of our employees serving in the capacities and for the periods indicated:


                                                              As of December 31,
                             ---------------------------------------------------------------------------------------
                                     2004                            2005                          2006
                             --------------------------- ----------------------------- -----------------------------
                                          Percentage of                 Percentage of                  Percentage of
                             Number of        Total         Number of       Total         Number of       Total
                             Employees      Employees      Employees      Employees       Employees      Employees
                             ----------- --------------- ------------- --------------- --------------- -------------
Management, finance and
  Administrative............    22,814         15.8          23,784         17.2           25,112            17.8
Sales and marketing.........    66,564         46.3          67,603         48.8           69,926            49.7
Operations and maintenance..    47,322         32.9          42,134         30.4           40,837            29.0
Others(1)...................     7,262          5.0           4,919          3.6            4,872             3.5
                             ----------- --------------- ------------- --------------- --------------- -------------
  Total.....................   143,962        100.0         138,440        100.0          140,747           100.0
                             =========== =============== ============= =============== =============== =============

_____________________-

(1)  Includes research and development employees.


         As of December 31, 2006 we also employed approximately 55,416 temporary employees.

         We participate in defined contribution retirement plans for our employees. We are required to contribute a portion of our employees' total wages to the PRC government's pension plan in accordance with relevant local government regulation. Our contributions were approximately RMB 1,181 million in 2004, RMB 1,285 million in 2005 and RMB 1,359 million in 2006. We also implement an early retirement scheme whereby employees approaching retirement age may opt for early retirement in exchange for certain early retirement benefits. The amount expensed as early retirement benefits was approximately RMB 693 million in 2004, RMB 2 million in 2005 and nil in 2006.

         We have implemented a short-term and long-term combined incentive remuneration scheme. The primary components of an employee's remuneration are a basic salary, a performance-based bonus and a stock option scheme for certain employees. In addition, we emphasize the importance of employee training and seek to improve the skills of our employees.

         In 2006, we did not experience any strikes or other labor disturbances that interfered with our operations, and we believe that the relationship between our management and our labor union was good.


SHARE OWNERSHIP

Ownership of our shares by our directors and executive officers

         Certain of our directors and executive officers have a beneficial interest in our shares through their ownership of options as further discussed in "-- Share Option Scheme."

Share option scheme

         The shareholders of our company passed a resolution on September 30, 2004 to approve and adopt the share option scheme (the "Share Option Scheme"). Having considered the changes following the completion of our 2005 Acquisition and for the purpose of clarifying the relevant scope of the Share Option Scheme, the Board convened meetings on December 6, 2005, and made minor amendments to the Share Option Scheme. The shareholders of the Company passed a resolution at an extraordinary general meeting held on May 16, 2006 to approve certain changes to the rules of Share Option Scheme.

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

         (ii) members of the middle-to-senior management; and

         (iii) such class of "specialized professionals" as may be designated by the Compensation Committee.


         For the purpose of sub-paragraph (iii) above, "specialized professionals" means such professionals or management staff or technical or marketing staff holding important positions that are important to the development of the Company business. The Compensation Committee has the right to interpret "specialized professionals" and identify them.


Maximum number of shares and effective options

         (i) The maximum number of shares which may be allotted and issued upon the exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme must not in aggregate exceed 30 percent of the shares of the Company then in issue.

         (ii) The total number of shares which may be allotted and issued upon the exercise of all options to be granted under the Share Option Scheme must not in aggregate exceed 10 percent of the shares in issue immediately after the completion of the global offering of shares (and American depositary shares) of the Company in November 2004 (the "General Scheme Limit").

         (iii) Subject to (i) above, the Company may seek approval of the shareholders in general meeting to refresh the General Scheme Limit and may seek separate approval of the shareholders in general meeting to grant options beyond the General Scheme Limit.

         (iv) "Effective Options" means the share options granted under the Share Option Scheme, irrespective of whether such options are exercisable in accordance with the relevant vesting schedule; and "Vesting Schedule" means the arrangement whereby options can be exercised by batch in accordance with the timetable pre-determined by the Share Option Scheme.

         As at the latest practicable date prior to the printing of this report, the total number of securities available for issue under the Share Option Scheme is 176,193,900, representing 2.65 percent of the issued share capital of the Company as at that date.


Maximum entitlement of each participant

         Unless otherwise approved by the shareholders in general meeting, the total number of shares issued and which may fall to be issued upon the exercise of the options granted under the Share Option Scheme (including both exercised or outstanding options) to any participant in any 12-month period shall not exceed 0.2 percent of the issued share capital of the Company on the date of grant.


Minimum period for which an option must be held before it can be exercised

         With respect to the share options granted prior to the listing of the Company's shares on the Stock Exchange, there is a minimum period of 18 months from the later of the date of grant or the date of the listing of the shares on the Stock Exchange before an option can be exercised; with respect to the share options granted after the listing of the Company's shares on the Hong Kong Stock Exchange, there is a minimum period of 24 months from the later of the date of grant or the date of the listing of the shares on the Hong Kong Stock Exchange before an option can be exercised.


Period within which the shares must be taken up under an option

         Any option shall lapse if not exercised within 6 years from the later of the date of grant or the date of the listing and commencement of trading of the shares on the Hong Kong Stock Exchange.


The basis of determining the exercise price for shares

         The exercise price is a price determined by the Board or the Compensation Committee but shall not be less than the highest of: (i) the closing price of the shares on the Hong Kong Stock Exchange on the date of grant; (ii) the average closing price of shares on the Hong Kong Stock Exchange for the five trading days immediately preceding the date of grant; and (iii) the nominal value of the shares.


Consideration

         No consideration is payable on acceptance of the grant of an option.


The remaining life of the Share Option Scheme

         Unless otherwise terminated by the Board of Directors in exercise of its powers in accordance with the rules governing the Share Option Scheme, the Share Option Scheme will remain in force for a period of 10 years commencing on the date on which the Share Option Scheme is adopted.


Amendment to and termination of the Share Option Scheme

         (i) The Board of the Company may amend any of the provisions of the Share Options Scheme and the terms of the options at any time.

         (ii) Any alterations to the matters set out in the Listing Rules and alterations which are to the advantage of existing or future grantees of options shall only be made with the approval of shareholders at general meeting.

         (iii) Any alterations to the terms and conditions of the Share Option Scheme which are of a material nature shall be approved by the shareholders of the Company at general meeting, except where the alterations take effect automatically under the existing terms of the Share Option Scheme.

         (iv) Any change to the authority of the Board in relation to alteration of the terms of the Share Option Scheme shall be approved by shareholders of the Company at general meeting. The amended Share Option Scheme or the terms thereof shall comply with the relevant requirements of the Listing Rules.

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

         (vi) The Share Option Scheme will be terminated upon the expiry of its effective term and any new share option scheme to be adopted by the Board shall be approved by the shareholders of the Company at general meeting.


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

         (4) Except for the transmission of the Options on the death of a grantee of Options to his personal representatives or authorized persons, neither the Options nor any relevant rights may be transferred, assigned or otherwise disposed of by any grantee to any other person. If a grantee transfers, assigns or disposes of such Options or rights, the Company will be entitled to cancel the Options granted to the grantee.

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

         (7) In the event of a capitalization issue, rights issue, sub-division or consolidation of shares or reduction of capital, the Board has the right to make corresponding alterations to the number of shares involved in the Options granted under the Share Option Scheme (outstanding Options) and the Exercise Price, provided that the proportion of the total number of ordinary shares involved in the Share Option Scheme to the total number of issued shares shall remain unchanged. Such adjustments shall give participants to the Share Option Scheme the same proportion of the issued share capital to which he would have been entitled prior to such alteration, and no adjustment shall be made the effect of which would be to enable shares to be issued at less than its nominal value.

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


Rights on death

         If the grantee of an Option dies and that none of the grounds for cessation of employment as referred to in Clause 6(1) has occurred, Effective Options granted (but not yet exercised) shall be vested in the grantee's estate, the grantee's personal representatives or authorized persons shall exercise such Effective Options within 90 days. Any such Options which are not exercised within the 90-day period shall lapse automatically.

         Where the grantee dies or has died prior to the 2006 Amendments being approved by shareholders of the Company at general meeting, his death will be deemed to have occurred on the day on which the 2006 Amendments are approved by shareholders of the Company at general meeting.


Rights on loss of capacity

         The guardian of the grantee of an Option or authorized persons may, at any time during the period within 90 days of the date of the loss of capacity of such grantee, exercise the Effective Options granted to such grantee but not yet exercised as at the date of the loss of capacity of such grantee. Any such Options which are not exercised within the 90-day period shall lapse automatically.

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

         As at December 31, 2006, the directors, chief executive and employees of our company had the following personal interests in options to subscribe for shares of our company granted under the Share Option Scheme.


                                      No. of shares
                                       involved in              No. of                                     Price per share
                                      the options           shares involved                                  payable for
                                      outstanding at        in the options                                   the exercise
                                      the beginning       outstanding at the      Date of the of grant      of the options
                                       of the year          end of the year           the options              (in HK$)
                                     ---------------      ------------------      --------------------     ----------------
DIRECTORS
Zhang Chunjiang.................           920,000               920,000           October 22, 2004            8.40
Zuo Xunsheng....................           800,000               480,000           October 22, 2004            8.40
Zhang Xiaotie...................           800,000               480,000           October 22, 2004            8.40
Miao Jianhua....................           700,000               420,000           October 22, 2004            8.40
Tian Suning.....................           920,000               920,000           October 22, 2004            8.40
Li Liming.......................           700,000               420,000           October 22, 2004            8.40
Yan Yixun.......................           590,000*              354,000           October 22, 2004            8.40
Employees and other persons
granted with options after the
date of listing of the Company's
shares on the Stock Exchange....        79,320,000            79,034,200           December 6, 2005           12.45
Employees and other persons
granted with options before the
date of listing of the Company's
shares on the Hong Kong Stock
Exchange........................       151,273,000**          93,618,700           October 22, 2004            8.40
Total...........................       236,023,000           176,646,900

_______________________
Notes:

* Mr. Yan Yixun has undertaken that all after-tax proceeds from the sale of shares acquired on the exercise of his options will be donated charity.

** The number of shares involved in the options outstanding at the beginning of the year included the share options granted to Mr. Jiang Weiping involving a total of 700,000 shares. Mr. Jiang Weiping resigned as executive director of the Company on May 17, 2006, and he continues to serve as the general manager of the human resources department of the Company.

(a)  The total number of shares involved in the options outstanding represents
     2.65 percent of the issued share capital of the Company as at the latest practicable date prior to the printing of this report.

(b) Grantees of the share options granted on October 22, 2004 are entitled to exercise the options in the following periods:

     (i) in respect of 40 percent of the options granted, from May 17, 2006 to November 16, 2010;

     (ii) in respect of a further 20 percent of the options granted, from May 17, 2007 to November 16, 2010;

     (iii) in respect of a further 20 percent of the options granted, from May 17, 2008 to November 16, 2010; and

     (iv) in respect of the remaining 20 percent of the options granted, from May 17, 2009 to November 16, 2010.

(c) Grantees of the share options granted on December 6, 2005 are entitled to exercise the options in the following periods:

     (i) in respect of 40 percent of the options granted, from December 6, 2007 to December 5, 2011;

     (ii) in respect of a further 20 percent of the options granted, from December 6, 2008 to December 5, 2011;

     (iii) in respect of a further 20 percent of the options granted, from December 6, 2009 to December 5, 2011; and

     (iv) In respect of the remaining 20 percent of the options granted, from December 6, 2010 to December 5, 2011.

(d) During the year ended December 31, 2006, no share option was granted by the Company under the Share Option Scheme.


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

         Apart from the foregoing, at no time during the year ended December 31, 2006 was the Company, any of its holding companies or subsidiaries or fellow subsidiaries, a party for any arrangement to enable the directors or senior management of our company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of our company or any other body corporate.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

         As of April 30, 2007, we had 6,651,394,400 shares outstanding. The table below sets forth information as of the date of this annual report regarding the beneficial ownership of our ordinary shares by each person known by us to beneficially own 5% or more of our outstanding ordinary shares. Except as otherwise indicated, we believe each shareholder named in this table has sole voting and investment power with respect to the shares shown as beneficially owned. None of our shareholders listed below has voting rights that are different from any of our other shareholders.


                                                      Shares Beneficially Owned
                                                      --------------------------
        Name of Beneficial Owner                      Number          Percentage
        ------------------------                      ------          ----------
                                                             (in millions)

China Network Communications Group Corporation(1)  4,647,449,014          69.88%
AllianceBernstein L.P.............................   398,841,192            6.0%

________________

(1) China Network Communications Group Corporation's beneficial interest is attributable to its ownership interest in CNC BVI, our direct parent company. The registered address of CNC BVI is P.O. Box 3140, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The registered address of China Network Communications Group Corporation is No. 21, Financial Street, Xicheng District, Beijing, PRC.

     RELATED PARTY TRANSACTIONS

         Connected Transactions

         Our 2005 Acquisition

         See "Item 4. Business Overview--History and Development--Our 2005 Acquisition."


         Sale of Southern Service Region Business

         See "Item 4. Information on the Company--History and
Development--Recent Development--Sale of Southern Service Region Business."


         Cooperation Agreement in relation to the 2008 Beijing Olympic Games

         On September 15, 2005, the Company's wholly-owned subsidiary, China Netcom (Group) Company Limited ("CNC China") entered into a cooperation agreement (the "Cooperation Agreement") with China Netcom Group whereby CNC China agreed to provide telecommunications goods and services to the Beijing Organization Committee for the Games of the XXIX Olympiad ("BOCOG"). As consideration, CNC China is entitled to the right and opportunity to conduct products-related marketing activities by using the 2008 Olympics composite logo and sponsorship logo as provided for under the sponsorship agreement between China Netcom Group and BOCOG. The consideration of the Cooperation Agreement is RMB 480 million.


Continuing Connected Transactions

         As of the date of this annual report, China Netcom Group, as the ultimate controlling shareholder of the Company, beneficially owned 69.88% of the Company's issued share capital. China Netcom Group is therefore a connected person of the Company. In October 2004, CNC China entered into certain agreements with China Netcom Group, and certain ongoing transactions between CNC China on the one hand and China Netcom Group and its subsidiaries or associates (other than the Group) on the other hand, were conducted in accordance with the provisions under the aforesaid agreements up to October 31, 2005. In order to facilitate the management of our continuing connected transactions in China after the completion of our 2005 Acquisition, CNC China, China Netcom Group New Horizon Communications Corporation Limited ("CNC New Horizon") and China Netcom Group entered into certain connected transaction agreements on September 12, 2005 to regulate the continuing connected transactions between China Netcom Group and its subsidiaries or associates (other than the Group) on one hand and the Group on the other hand in respect of the Group's operations in 12 provinces, autonomous region and municipalities in China, and these agreements would replace the existing connected transaction agreements between CNC China and China Netcom Group after the completion of our 2005 Acquisition. Certain ongoing transactions between CNC China and CNC New Horizon on the one hand and China Netcom Group and its subsidiaries or associates (other than the Group) on the other hand as from October 31, 2005, ("Continuing connected transactions relating to CNC China and CNC New Horizon") were conducted in accordance with the provisions under the new agreements. CNC China completed its merger with CNC New Horizon on November 3, 2006 ("Merger"). Pursuant to the aforesaid connected transaction agreements, all rights and obligations of CNC New Horizon under the agreements were taken over by CNC China after the Merger and the agreements remained effective between China Netcom Group and CNC China. Therefore, certain ongoing transactions between CNC China and CNC New Horizon (CNC China alone as one party after the Merger) on the one hand and China Netcom Group and its subsidiaries or associates (other than the Group) on the other ("Continuing connected transactions relating to CNC China and CNC New Horizon") were conducted in accordance with the provisions of the connected transaction agreements entered into on September 12, 2005.

         The Company established China Netcom Group System Integration Limited Corporation ("China Netcom System Integration") as an indirect wholly-owned subsidiary in April 2006. China Netcom System Integration entered into certain transactions with China Netcom Group (and its subsidiaries), and on November 7, 2006, China Netcom System Integration entered into a connected transaction agreement ("Information and Communications Technology Agreement") with China Netcom Group.

         These transactions between CNC China and China Netcom Group and between China Netcom System Integration (the "Continuing Connected Transactions") constitute continuing connected transactions of the Company under the Listing Rules. Details of the Continuing Connected Transactions are set out below and in note 37 to the financial statements regarding relative transactions with ultimate holding company, fellow subsidiaries and other related companies. For the financial year ended December 31, 2006, the Continuing Connected Transactions have not exceeded their respective upper limits set by the Hong Kong Stock Exchange. In respect of all the connected transactions of the Company as stated in this annual report, the Company has complied with the disclosure requirements under the Listing Rules in force from time to time.

         On June 30, 2004, Asia Netcom, a former wholly-owned subsidiary of our Company, entered in certain transactions and a series of connected transaction agreements with East Asia Netcom Ltd. ("EANL"), a connected person of the Company by virtue of being an indirect wholly-owned subsidiary of China Netcom Group. On June 2, 2006, the Company, China Netcom Corporation International Limited ("CNCI," a wholly-owned subsidiary of the Company) and two third parties entered into a share purchase agreement, pursuant to which CNCI sold 100% of its equity interests in Asia Netcom. The share sale was completed on August 22, 2006. After completion of the share sale, transactions between Asia Netcom and EANL will no longer constitute continuing connected transactions of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").


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

         The charges payable for engineering and information technology-related services described above are determined with reference to market rates. In addition, where the value of any single item of engineering design of supervision-related service exceeds RMB0.5 million or where the value of any single item of engineering construction-related service exceeds RMB 2 million, the award of such services will be subject to tender. The charges are settled between the Combined Operating Group and China Netcom Group as and when the relevant services are provided.


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


Continuing Connected Transaction Relating to China Netcom System Integration

Information and Communications Technology Agreement

         Pursuant to the Master Sharing Agreement:

         (a) China Netcom System Integration (and its subsidiaries) provides information and communications technology services to China Netcom Group (and its subsidiaries (other than the Group)), which include the system integration services, software development services, operational maintenance services, consultancy services, equipment leasing-related services and product sales and distribution related services.

         (b) China Netcom System Integration will also subcontract services ancillary to the provision of information communication technology services, namely the system installation and configuration services, to the subsidiaries and branches of China Netcom Group in China Netcom Group's southern service region in the PRC.


         The charges payable for the services provided under the Information and Communications Technology Agreement, are determined with reference to the following pricing principles and limits:

         (a) The government fixed price;

         (b) Where there is no government fixed price but a government guidance price exists, the government guidance price; or

         (c) Where there is neither a government price nor a government guidance price, the market price.


         In relation to the charges payable for the services provided under the Information and Communications Technology Agreement that are to be determined with reference to the market price:

         (a) If the value of any single item of system installation and configuration services provided by China Netcom Group (and its subsidiaries) to China Netcom System Integration (and its subsidiaries) exceeds RMB 0.3 million, the award of such services will be subject to tender; or

         (b) If the value of any single item of system integration, software development, operational maintenance, consultancy and equipment leasing-related services exceeds RMB 0.5 million, or where the value of any single item of product sales and distribution related services exceeds RMB 2 million, the award of such services will be subject to tender.


Continuing connected transactions relating to Asia Netcom

Capacity Purchase Agreement

         Asia Netcom and its subsidiaries receive from EANL and its subsidiaries a certain amount of long-term telecommunications capacity on the submarine network. The purchased capacity consists of (i) an initial fixed amount of capacity; (ii) an additional amount of capacity up to a maximum figure to be activated upon written notice to EANL; and (iii) further additional amount of capacity that may be ordered within three years following the date of the Capacity Purchase Agreement.

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


ITEM 9.  THE OFFER AND LISTING

         In connection with our initial public offering, our American depositary shares, or ADSs, each representing 20 ordinary shares, were listed and commenced trading on the New York Stock Exchange on November 16, 2004 under the symbol "CN." Our ordinary shares were listed and commenced trading on the Hong Kong Stock Exchange on November 17, 2004. Prior to these listings, there was no public market for our equity securities. The New York Stock Exchange and the Hong Kong Stock Exchange are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

         As of December 31, 2006 and April 30, 2007, there were respectively 6,650,643,500 and 6,651,394,400 ordinary shares issued and outstanding. As of December 31, 2006 and April 30, 2007, there were, respectively 2 and 2 registered holders of American depositary receipts evidencing 6,027,009 and 6,925,800 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is Citibank, N.A.

         The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

                                   Price per Share (HK$)     Price per ADS (US$)
                                  ----------------------    --------------------
                                    High          Low        High          Low
                                  -------       --------    -------     --------
 Annual
    2004 (from listing date)....    10.60        9.10        26.90        23.10
    2005........................    13.95        9.95        35.99        25.45
    2006........................    25.45        11.98       61.15        30.82
 Quarterly
    First Quarter, 2005.........    12.55        9.75        31.58        25.30
    Second Quarter, 2005........    11.45        9.95        29.11        25.45
    Third Quarter, 2005.........    13.70        11.30       35.99        28.66
    Fourth Quarter, 2005........    13.95        11.45       35.62        29.67
    First Quarter, 2006.........    13.96        11.98       35.66        31.64
    Second Quarter, 2006........    15.45        12.10       40.28        30.82
    Third Quarter, 2006.........    14.55        12.92       38.00        33.50
    Fourth Quarter, 2006........    25.45        13.52       61.15        34.99
 Monthly
    November 2006...............    16.00        13.56       40.85        34.99
    December 2006...............    25.45        14.90       61.15        38.69
    January 2007................    21.30        18.32       56.82        47.62
    February 2007...............    20.75        18.46       52.91        45.55
    March 2007..................    20.55        16.64       52.26        42.53
    April 2007..................    21.00        19.36       54.24        49.06


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


Profits

         No tax is imposed in Hong Kong in respect of capital gains from the sale of property such as the shares. Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a standard rate of 16.0% on individuals. Gains from the sale of shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from the sale of shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.


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

Estate duty

         The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on 11 February 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of shares whose death occurs on or after February 11, 2006.


         Prior to its abolition, estate duty was charged, according to a progressive scale of rates which vary with the date of the deceased's death, on the principal value of the property situate in Hong Kong which passes on the death of the deceased, or at the amount of HK$100 (for transitional estates). The shares are Hong Kong property for the purpose of the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong). Accordingly, the shares may be subject to Hong Kong estate duty on the death of the beneficial owner of the shares, regardless of the place of the owner's residence, citizenship or domicile.

         In respect of estates of a deceased whose death occurred on or after April 1, 1998 and before July 15, 2005, estate duty was chargeable on the principal value of the deceased's estate at a progressive rates from 5% to 15% and no estate duty was payable where the principal value of the dutiable estate did not exceed HK$7.5 million. The maximum rate of 15% was applied where the principal value exceeded HK$10.5 million. The estate duty chargeable in respect of estates of a deceased whose death occurred on or after July 15, 2005 and before February 11, 2006 with the principal value exceeding HK$7.5 million (the "transitional estates") was reduced to a nominal amount of HK$100. No Hong Kong estate duty is payable for death occurring on or after February 11, 2006.


United States of America

         The following is a summary of certain United States federal income tax consequences relating to the purchase, ownership and disposition of shares or ADSs by investors who are "U.S. Persons" (as defined below) that hold the shares or ADSs as a capital asset. This discussion is based on United States federal income tax law, as in effect on the date hereof and which is subject to differing interpretations or change, possibly with retroactive effect. This discussion is for general information only and does not address all of the tax considerations that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under United States federal income tax law (such as banks, insurance companies, partnerships and their partners, tax-exempt entities, financial institutions, broker-dealers, persons who have acquired our shares or ADSs as part of a straddle, hedge, conversion, or other integrated investment, persons who own, directly or by attribution, 10% or more of the combined voting power of all classes of stock of the Company, or persons that have a "functional currency" other than the United States dollar), and non-U.S. Holders. This summary does not address any United States state, local or foreign tax considerations or any United States federal estate, gift or alternative minimum tax considerations of a holder of shares or ADSs.

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

         Dividends generally will be treated as income from foreign sources for United States foreign tax credit limitation purposes. Subject to the limitations and conditions set forth in the Code, holders may elect to claim a credit against their United States federal income tax liability in the event that any Hong Kong tax is withheld from dividends received in respect of the ADSs or shares. The rules relating to the determination of the foreign tax credit are complex and prospective purchasers are urged to consult their tax advisors to determine whether and to what extent they would be entitled to such credit. Holders that do not elect or are not permitted to claim foreign tax credits may instead claim a deduction for any Hong Kong tax withheld.


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


ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         See "Item 5. Operating and Financial Review and Prospects--Market Risk and Risk Management."

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

         The following table sets forth for CNC Hong Kong as the issuer and each selling shareholder information regarding our ordinary shares registered and sold in our November 2004 global offering, including the exercise of the over-allotment option:


                                               Amount Registered and        Aggregate Price of the Amount Registered
                                                     Sold(1)                         and Sold to Date (US$)(2)
                                               ---------------------        ----------------------------------------
CNC Hong Kong..............................         1,093,529,000                         1,193,040,139
China Netcom Group.........................           102,768,985                           112,120,963
Chinese Academy of Sciences................               818,266                               892,728
Information and Network Center of
  State Administration of Radio,
  Film and Television......................               818,266                               892,728
China Railways Telecommunications Center...               818,266                               892,728
Shanghai Alliance Investment Limited.......               818,266                               892,728
Shandong Provincial State-owned
  Assets Supervision and
  Administration Commission................             3,309,951                             3,611,157
Total......................................         1,202,881,000                         1,312,266,801


_______________________

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


ITEM 15. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

         Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as of the end of the fiscal year covered by this annual report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the fiscal year covered by this annual report.


MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

         Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the U.S. Securities Exchange Act of 1934.

         The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

         Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

         Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this annual report based upon the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission

("COSO"). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006.

         Our management's evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report on page F-1 and page F-2.


CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

         During the year ended December 31, 2006, we enhanced our internal control policies and procedures based on the COSO internal control framework. We also enhanced our administrative policies and compliance, and continued to integrate and streamline our financial information systems, as well as to incorporate respective internal control procedures into these systems. In the year 2006, we implemented certain new policies and procedures in respect of our corporate governance structure. During the year, most of these changes were related to the improvement of the documentation of our internal control procedures and the enhancement of the monitoring of their operating effectiveness. We have continued to improve and upgrade our internal control over financial reporting based on our needs and changes in the business environment.


ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

         Our board of directors has determined that Mr. Timpson Chung Shui Ming qualifies as an audit committee financial expert in accordance with the terms of
Item 16.A of Form 20-F. For Mr. Chung's biographical information, see "Item 6. Directors, Senior Management and Employees--Directors and Senior Management."


ITEM 16B CODE OF ETHICS

         We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, and other designated members of senior management of the Company. We have filed this code of ethics as an exhibit to this annual report.


ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for such of the two years ended December 31, 2006:

                                                       Tax Fees
                           Audit    Audit-Related     and Transfer       Other
                           Fees        Fees          Pricing Reports     Fees
                        ----------  -------------    ---------------   --------
                                      (in millions of RMB)
         2005.......       33.8         38.0                5.5           0.2
         2006.......       61           31                  1.2           0.6


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


ITEM 19. EXHIBITS


  Exhibit
     No.                                         Description of Exhibit
----------     ----------------------------------------------------------------------------------------
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


   4.14        Support Services Agreement, dated October 8, 2004 between CNC China and China Netcom
               Group (English Translation)(1)
   4.15        Telecommunication Facilities Leasing Agreement, dated October 8, 2004 between CNC China and China Netcom Group (English Translation)(1)
   4.16        Capacity Purchase Agreement, dated June 30, 2004 between Asia Netcom and East Asia Netcom
               Limited(1)
   4.17        Capacity Lease Agreement, dated June 30, 2004 between Asia Netcom and East Asia Netcom
               Limited and Amendment No. 1 dated October 6, 2004(1)
   4.18        Management Services Agreement, dated June 30, 2004 between Asia Netcom and East Asia
               Netcom Limited and Amendment No. 1 dated October 6, 2004(1)
   4.19        Share Option Plan (English Translation)(1)
   4.20        Share Purchase and Exchange Agreement, dated June 11, 2004 and amendment dated July 20,
               2004 among China Netcom Holdings (BVI) Limited, CNC Fund L.P. and us(1)
   4.21        Form of Senior Management Employment Agreement (English Translation)(1)
   4.22        Form of Director's Employment Agreement (English Translation)(1)
   4.23        Share Purchase and Sale Agreement dated June 30, 2004 entered into between Asia Netcom and CNC Network Corporation Limited(1)
   4.24        Assignment and Novation Agreement dated June 30, 2004 entered into among Asia Netcom, CNC
               Network Corporation Limited and us(1)
   4.25        Share Purchase Agreement dated December 2, 2003 entered into among SBAIF Asia Netcom
               (Cayman) Holdings, China Netcom Corporation International Limited, Asia Netcom and us(1)
   4.26        Shareholders Agreement dated March 12, 2003 entered into among China Netcom Corporation
               International Limited, SB Asia Infrastructure Fund L.P., Newbridge Asia Netcom (Cayman)
               Holdings, Asia Netcom and us(1)
   4.27        Share and Asset Purchase Agreement dated November 17, 2002 entered into between Asia
               Netcom and AGC(1)
   4.28        Share Purchase Agreement, dated December 2, 2003 entered into among Newbridge Asia Netcom
               (Cayman) Holdings, China Netcom Corporation International Limited, Asia Netcom and us(1)
   4.29        Share Transfer Agreement, dated June 10, 2004, entered into between China Netcom Group and China Netcom Holdings (English Translation)(1)
   4.30        Share Transfer Agreement, dated April 20, 2004, entered into between China Netcom Group and the Academy of Sciences, INC-SARFT, CRTC and Shanghai Alliance (English
               Translation)(1)
   4.31        Asset Transfer Agreement, dated April 26, 2004, entered into between China Netcom Group and Shandong SASAC (English Translation)(1)
   4.32        Telecommunications Assets Transfer Agreement, dated June 10, 2004, entered into between
               China Netcom Group and Jitong Communications Company Limited (English Translation)(1)
   4.33        Telecommunications Assets Transfer Agreement, dated June 10, 2004, entered into between
               China Netcom Group and Guangdong Telecommunications Company Limited (English
               Translation)(1)
   4.34        Debenture, dated July 29, 2004 entered into among Asia Netcom Asia Pacific Limited, Asia
               Netcom Asia Pacific Commercial Limited, Asia Netcom Hong Kong Limited and Industrial and
               Commercial Bank of China (Asia) Limited(1)
   4.35        Deed of Mortgage of Shares, dated July 29, 2004 entered into between Asia Netcom and
               Industrial and Commercial Bank of China (Asia) Limited(1)
   4.36        Debenture, dated July 29, 2004 entered into among Asia Netcom Services (S) Pte. Ltd.,
               Asia Netcom Corporation (Singapore) Pte. Limited, Asia Netcom Singapore Pte. Ltd.,
               Southeast Asia Netcom (Singapore) Pte. Ltd. and Industrial and Commercial Bank of China
               (Asia) Limited(1)
   4.37        Group Share Mortgage, dated July 29, 2004 entered into among Asia Netcom Corporation
               (Singapore) Pte. Limited, Asia Netcom Services (S) Pte. Ltd., Southeast Asia Netcom
               (Singapore) Pte. Ltd., Asia Netcom Singapore Pte. Ltd. and Industrial and Commercial Bank
               of China (Asia) Limited(1)
   4.38        Assignment of Building Agreement, dated July 29, 2004 entered into between Asia Netcom
               Singapore Pte. Ltd. and Industrial and Commercial Bank of China (Asia) Limited(1)
   4.39        Share Pledge Agreement, dated July 28, 2004 entered into among Asia Netcom Corporation
               (Singapore) Pte. Ltd., the seven financial institutions listed in the Share Pledge
               Agreement and Industrial and Commercial Bank of China (Asia) Limited(1)
   4.40        Amended and Restated Facility Agreement, dated July 27, 2004 entered into among Asia
               Netcom, the seven banks named in the Amended and Restated Facility Agreement, Industrial
               and Commercial Bank of China (Asia) Limited(1)
   4.41        Group Subordination Deed, dated July 27, 2004 entered into between Asia Netcom and
               Industrial and Commercial Bank of China (Asia) Limited(1)
   4.42        Group Subordination Deed, dated July 27, 2004 entered into among our Company and China
               Netcom Corporation International Limited, Asia Netcom and Industrial and Commercial Bank
               of China (Asia) Limited(1)
   4.43        Debenture, dated July 27, 2004 entered into between Asia Netcom and Industrial and
               Commercial Bank of China (Asia) Limited(1)
   4.44        Group Assignment of Insurances, dated July 27, 2004 entered into among Asia Netcom, EANL and Industrial and Commercial Bank of China (Asia) Limited(1)
   4.45        Security Assignment, dated July 27, 2004 entered into between Asia Netcom and Industrial and Commercial Bank of China (Asia) Limited(1)
   4.46        Charge Over Deposit Account, dated July 27, 2004 entered into between Asia Netcom and
               Industrial and Commercial Bank of China (Asia) Limited(1)
   4.47        Charge Over Accounts, dated July 27, 2004 entered into between Asia Netcom and Industrial and Commercial Bank of China (Asia) Limited(1)
   4.48        Deed of Mortgage of Shares in Asia Netcom, dated July 27, 2004 entered into between China
               Netcom Corporation International Limited and Industrial and Commercial Bank of China
               (Asia) Limited(1)
   4.49        Asset Transfer Agreement dated January 15, 2007 entered into between China Netcom (Group)
               Company Limited and China Netcom Group (4)

   8.1         List of subsidiaries of the Registrant
  11.1         Code of Ethics (3)
  12.1         CEO Certification
  12.2         CFO Certification
  13.1         Certification by CEO and CFO

________________

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

(4)   Filed herewith.

SIGNATURE


         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                              China Netcom Group Corporation (Hong Kong) Limited


                              /s/ Zuo Xunsheng
                              ______________________
                              Name:   Zuo Xunsheng
                              Title:  Chief Executive Officer



Date:  May 31, 2007

                                                                      Appendix A





               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS







                                                                        Page No.

                                                                ----------------





Report of Independent Registered Public Accounting Firm                F-1 - F-2


Consolidated income statement for each of the three years
    ended December 31, 2004, 2005 and 2006                             F-3 - F-4


Consolidated balance sheets as of December 31, 2005 and 2006           F-5 - F-7


Consolidated statements of changes in equity for each of the
    three years ended December 31, 2004, 2005 and 2006                F-8 - F-10


Consolidated statements of cash flows for each of the
    three years ended December 31, 2004, 2005 and 2006               F-11 - F-12


Notes to consolidated financial statements                           F-13 - F-98

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Netcom Group (Hong Kong) Corporation Limited:

We have completed an integrated audit of China Netcom Group (Hong Kong) Corporation Limited and its subsidiaries' ("the Group") 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements
---------------------------------

In our opinion, the consolidated financial statements listed in the accompanying page F-3 to page F-98 present fairly, in all material respects, the financial position of the Group at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Hong Kong. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3(b) to the consolidated financial statements, the Group adopted the Revised Hong Kong Financial Reporting Standards ("HKFRS") issued by the Hong Kong Institute of Certified Public Accountants during the year ended December 31, 2005. The effect of adoption of certain HKFRS, which resulted in changes to some accounting policies of the Company, is set out in Note 3(b) to the consolidated financial statements.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements.

Internal control over financial reporting
-----------------------------------------
Also, in our opinion, management's assessment, included in Management's Report On Internal Control over Financial Reporting in Item 15 appearing on page 101 of the 2006 Annual Report that the Group maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Group's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Group's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers
Certified Public Accountants

Hong Kong
May 31, 2007


CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006

                                                                                 Year ended December 31
                                                             ----------------------------------------------------------------
                                                Note                2004             2005             2006           2006
                                              ----------     ------------     ------------      -----------      ------------
                                                                     RMB              RMB              RMB               USD
                                                                 million          million          million           million
                                                                Restated         Restated
                                                                  Note 2           Note 2
Continuing operations:
Revenues                                          7               82,281           85,861           86,921            11,131
                                                             ------------     ------------      -----------      ------------

Operating expenses
Depreciation and amortization                                   (24,873)         (24,919)         (25,608)           (3,279)
Networks, operations and support                                (13,092)         (13,465)         (14,383)           (1,842)
Staff costs                                      14             (11,630)         (12,034)         (12,151)           (1,556)
Selling, general and administrative                             (12,617)         (13,322)         (13,366)           (1,712)
Other operating expenses                                         (1,982)          (1,390)          (2,054)             (263)
                                                             ------------     ------------      -----------      ------------

Total of operating expenses                       8             (64,194)         (65,130)         (67,562)           (8,652)
                                                             ------------     ------------      -----------      ------------

Other income                                                           -                -              621                80
Interest income                                                       68              131              132                17

Dividend income                                                       17               29                -                 -
Deficit on revaluation of fixed assets          19(c)           (11,318)                -          (1,524)             (195)
                                                             ------------     ------------      -----------      ------------

Profit from operations                                             6,854           20,891           18,588             2,381
Finance costs                                     9              (3,769)          (3,347)          (3,888)             (498)
                                                             ------------     ------------      -----------      ------------

Share of loss of associate companies                                 (1)                -                -

Profit before taxation                                             3,084           17,544           14,700             1,883
Taxation                                         10                  326          (3,430)          (3,559)             (456)
                                                             ------------     ------------      -----------      ------------

Profit for the year from continuing
operations                                                         3,410           14,114           11,141             1,427
                                                             ============     ============      ===========      ============

Discontinued operations :
(Loss)/profit for the year from
discontinued operations                          24                (711)            (226)            1,819               233
                                                             ============     ============      ===========      ============

Profit for the year                                                2,699           13,888           12,960             1,660
                                                             ============     ============      ===========      ============

Dividends proposed after the balance sheet
date                                             12                  259            3,196            3,695               473
                                                             ============     ============      ===========      ============


The notes on pages F-13 to F-98 are an integral part of these consolidated financial statements.



Earnings per share for profit from
continuing operations attributable to
shareholders of the Company for the year

Basic earnings per share                         13                 0.61             2.14             1.68              0.22
                                                             ============     ============      ===========      ============

Diluted earnings per share                       13                 0.61             2.13             1.67              0.21
                                                             ============     ============      ===========      ============

(Losses)/earnings per share for
(loss)/profit from discontinued operations attributable to shareholders of the Company for the year


Basic (losses)/earnings per share                13               (0.13)           (0.03)             0.27              0.03
                                                             ============     ============      ===========      ============

Diluted (losses)/earnings per share              13               (0.13)           (0.03)             0.27              0.03
                                                             ============     ============      ===========      ============

Earnings per share from operations
attributable to shareholders of the Company for the year

Basic earnings per share                         13                 0.48             2.11             1.95              0.25
                                                             ============     ============      ===========      ============

Diluted earnings per share                       13                 0.48             2.10             1.94              0.25
                                                             ============     ============      ===========      ============


The notes on pages F-13 to F-98 are an integral part of these consolidated financial statements.



CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2006

                                                                                          As at December 31
                                                                             -------------------------------------------
                                                                   Note            2005            2006           2006
                                                                 --------    ------------    ------------    -----------
                                                                                    RMB             RMB            USD
                                                                                million         million        million
Assets

Current assets
  Cash and bank deposits                                             15           4,895           7,571            970
  Accounts receivable                                                16           7,401           8,283          1,061
  Inventories and consumables                                        17             472             416             53
  Prepayments, other receivables and other current assets            18           1,484           1,437            184
  Due from holding companies and fellow subsidiaries                 28             247             352             45
                                                                             ------------    ------------    -----------

Total current assets                                                             14,499          18,059          2,313
                                                                             ------------    ------------    -----------

Non-current assets
  Fixed assets                                                       19         168,663         168,044         21,520
  Construction in progress                                           20           6,822           6,355            814
  Lease prepayments                                                  21           1,949           2,364            303
  Intangible assets                                                  22           1,393           1,588            203
  Deferred tax assets                                                31           3,480           3,459            443
  Other non-current assets                                           23           6,034           3,966            508
                                                                             ------------    ------------    -----------

Total non-current assets                                                        188,341         185,776         23,791
                                                                             ------------    ------------    -----------

Total assets                                                                    202,840         203,835         26,104
                                                                             ============    ============    ===========


The notes on pages F-13 to F-98 are an integral part of these consolidated financial statements.


CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
CONSOLIDATED BALANCE SHEET (CONTINUED)
AS AT DECEMBER 31, 2006

                                                                                          As at December 31
                                                                             -------------------------------------------
                                                                   Note            2005            2006           2006
                                                                 --------    ------------    ------------    -----------
                                                                                    RMB             RMB            USD
                                                                                million         million        million

Liabilities and equity

Current liabilities
  Accounts payable                                                   25          16,719          17,654          2,261
  Accruals and other payables                                        26           3,905           3,056            391
  Short term commercial papers                                    27(a)(i)            -           9,811          1,256
  Short term bank loans                                           27(a)(ii)      47,341          30,980          3,967
  Current portion of long term bank and other loans                 27(b)         6,846           7,304            935
  Due to ultimate holding company and fellow subsidiaries
                                                                     28           8,990           7,519            963
  Current portion of deferred revenues                               29           7,975           7,733            990
  Current portion of provisions                                      30           4,029           3,736            478
  Taxation payable                                                                2,594           3,009            387
                                                                             ------------    ------------    -----------

Total current liabilities                                                        98,399          90,802         11,629
                                                                             ------------    ------------    -----------

Net current liabilities                                                         (83,900)        (72,743)        (9,316)
                                                                             ------------    ------------    -----------

Total assets less current liabilities                                           104,441         113,033         14,475
                                                                             ------------    ------------    -----------

Non-current liabilities
  Long term bank and other loans                                    27(b)        18,143          23,219          2,973
  Due to ultimate holding company and fellow subsidiaries
                                                                     28           7,840           5,880            753
  Deferred revenues                                                  29          10,925           6,198            794
  Provisions                                                         30           3,174           2,586            331
  Deferred tax liabilities                                           31           1,324           1,156            148
  Other non-current liabilities                                                      25              16              2
                                                                             ------------    ------------    -----------

Total non-current liabilities                                                    41,431          39,055          5,001
                                                                             ------------    ------------    -----------

The notes on pages F-13 to F-98 are an integral part of these consolidated statements.


CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
CONSOLIDATED BALANCE SHEET (CONTINUED)
AS AT DECEMBER 31, 2006


Total liabilities                                                               139,830         129,857         16,630
                                                                             ------------    ------------    -----------


Financed by:
  Share capital                                                      32           2,181           2,199            282
  Reserves                                                                       60,829          71,779          9,192
                                                                             ------------    ------------    -----------

Shareholders' equity                                                             63,010          73,978          9,474
                                                                             ------------    ------------    -----------

Total liabilities & equity                                                      202,840         203,835         26,104
                                                                             ============    ============    ===========


The notes on pages F-13 to F-98 are an integral part of these consolidated financial statements



CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

                                                                       Attributable to equity holders of the company
                                                    ------------------------------------------------------------------------------
                                                        Share      Share    Capital  Statutory  Revaluation      Other   Retained
                                                      capital    premium    reserve    reserve      reserve    reserve   earnings
                                                          RMB        RMB        RMB        RMB          RMB        RMB        RMB
                                                      million    million    million    million      million    million    million
                                                    (Note 32)
Balance as at January 1, 2004                           1,819     34,168          -          -        1,998     10,283      5,391
Appropriation to statutory reserve (Note 11)                -          -          -        723            -          -       (723)
Revaluation surplus (Note 19(c))                            -          -          -          -        3,863          -          -
Movement of deferred tax recognized in equity               -          -          -          -          846      2,355       (137)
  (Note 31)
Transfer to retained earnings                               -          -          -          -        (697)      (241)        938
Transfer to capital reserve upon Listing                    -          -        265          -            -          -       (265)
  Reorganization
Transfer from retained earnings to other reserve due        -          -          -          -            -    (6,531)      6,531
  to the Acquisition
Revaluation tax credit (Note 31)                            -          -          -          -      (1,275)          -          -
                                                    ---------- ---------- ---------- ---------- ------------ ---------- ----------
Net income/(expense) recognized directly in equity          -          -        265        723        2,737    (4,417)      6,344
Profit for the year                                         -          -          -          -            -          -      2,699
                                                    ---------- ---------- ---------- ---------- ------------ ---------- ----------
Total income recognized for 2004                            -          -        265        723        2,737    (4,417)      9,043
Issue of shares through global offering ("Global          362      8,582          -          -            -          -          -
  Offering") net of issue expense
Contributions from owner                                    -          -          -          -            -          -      3,995
Distributions to owner                                      -          -          -          -            -          -     (2,600)
Tax loss as utilized by owner (Note 31)                     -          -          -          -            -          -       (704)
Net assets distributed to owner in accordance with          -          -          -          -            -          -     (6,047)
  Listing Reorganization
Distribution to an owner upon assignment of loan            -          -          -          -            -          -     (1,021)
Share-based payments                                        -          -         18          -            -          -          -
                                                    ---------- ---------- ---------- ---------- ------------ ---------- ----------
Balance at December 31, 2004                            2,181     42,750        283        723        4,735      5,866      8,057
                                                    ========== ========== ========== ========== ============ ========== ==========


[TABLE CONTINUED]


                                                        Minority   Total equity
                                                        interest
                                                             RMB            RMB
                                                         million        million

Balance as at January 1, 2004                                  3         53,662
Appropriation to statutory reserve (Note 11)                   -              -
Revaluation surplus (Note 19(c))                               -          3,863
Movement of deferred tax recognized in equity                  -          3,064
  (Note 31)
Transfer to retained earnings                                  -              -
Transfer to capital reserve upon Listing                       -              -
  Reorganization
Transfer from retained earnings to other reserve du            -              -
  to the Acquisition
Revaluation tax credit (Note 31)                               -        (1,275)
                                                      ----------- --------------
Net income/(expense) recognized directly in equity             -          5,652
Profit for the year                                            -          2,699
                                                      ----------- --------------
Total income recognized for 2004                               -          8,351
Issue of shares through global offering ("Global               -          8,944
  Offering") net of issue expense
Contributions from owner                                       -          3,995
Distributions to owner                                         -        (2,600)
Tax loss as utilized by owner (Note 31)                        -          (704)
Net assets distributed to owner in accordance with           (3)        (6,050)
  Listing Reorganization
Distribution to an owner upon assignment of loan               -        (1,021)
Share-based payments                                           -             18
                                                      ----------- --------------
Balance at December 31, 2004                                   -         64,595
                                                      =========== ==============


The notes on pages F-13 to F-98 are an integral part of these consolidated financial statements



CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006

                                                                       Attributable to equity holders of the company
                                                    -----------------------------------------------------------------------------
                                                        Share      Share    Capital  Statutory  Revaluation     Other   Retained
                                                      capital    premium    reserve    reserve      reserve   reserve   earnings
                                                          RMB        RMB        RMB        RMB          RMB       RMB        RMB
                                                      million    million    million    million      million   million    million
                                                    (Note 32)
Balance as at December 31, 2004                         2,181     42,750        283        723        4,735     5,866      8,057
Effect of adoption of HKFRSs :
Derecognition of negative goodwill (Note (3)(b)(ii))        -          -          -          -            -         -        166
Financial instruments (Note 3(b)(iv))                       -          -          -          -            -         -          1
                                                    ---------- ---------- ---------- ---------- ------------ --------- ----------
Balance as at January 1, 2005                           2,181     42,750        283        723        4,735     5,866      8,224
Transfer to statutory reserve (Note 11)                     -          -          -      6,783            -         -     (6,783)
Appropriation to statutory reserve (Note 11)                -          -          -      1,044            -         -     (1,044)
Transfer to retained earnings                               -          -          -          -       (1,731)      (96)     1,827
Currency translation differences                            -          -          -          -            -       (56)         -
Movement of deferred tax recognized in equity
  (Note 31)                                                 -          -          -          -        1,097       843     (2,174)
Transfer from retained earnings to other reserve
  due to the Acquisition of New Horizon                     -          -          -          -            -     1,040     (1,040)
                                                    ---------- ---------- ---------- ---------- ------------ --------- ----------
Net income/(expense) recognized directly in equity          -          -          -      7,827         (634)    1,731     (9,214)
Profit for the year                                         -          -          -          -            -         -     13,888
                                                    ---------- ---------- ---------- ---------- ------------ --------- ----------
Total income recognized for 2005                            -          -          -      7,827         (634)    1,731      4,674
Contributions from owner                                    -          -          -          -            -         -         68
Distributions to owner                                      -          -          -          -            -         -       (930)
Dividend for 2004 distributed during 2005 (Note 12)         -          -          -          -            -         -       (259)
Net assets distributed to owner in accordance with
  reorganization for the Acquisition of New Horizon
                                                            -          -          -          -            -         -     (1,533)
Consideration for the Acquisition of New Horizon            -          -          -          -            -   (12,800)         -
  (Note 1)
Share-based payments                                        -          -        104          -            -         -          -
                                                    ---------- ---------- ---------- ---------- ------------ --------- ----------

Balance as at December 31, 2005                         2,181     42,750        387      8,550        4,101    (5,203)    10,244
                                                    ========== ========== ========== ========== ============ ========= ==========


[TABLE CONTINUED]

                                                       Total equity

                                                                RMB
                                                            million


Balance as at December 31, 2004                              64,595
Effect of adoption of HKFRSs :
Derecognition of negative goodwill (Note (3)(b)(ii))            166
Financial instruments (Note 3(b)(iv))                             1
                                                          ----------
Balance as at January 1, 2005                                64,762
Transfer to statutory reserve (Note 11)                           -
Appropriation to statutory reserve (Note 11)                      -
Transfer to retained earnings                                     -
Currency translation differences                                (56)
Movement of deferred tax recognized in equity
  (Note 31)                                                    (234)
Transfer from retained earnings to other reserve
  due to the Acquisition of New Horizon                           -
                                                          ----------
Net income/(expense) recognized directly in equity             (290)
Profit for the year                                          13,888
                                                          ----------
Total income recognized for 2005                             13,598
Contributions from owner                                         68
Distributions to owner                                         (930)
Dividend for 2004 distributed during 2005 (Note 12)            (259)
Net assets distributed to owner in accordance with
  reorganization for the Acquisition of New Horizon
                                                             (1,533)
Consideration for the Acquisition of New Horizon            (12,800)
  (Note 1)
Share-based payments                                            104
                                                          ----------

Balance as at December 31, 2005                              63,010
                                                          ==========

The notes on pages F-13 to F-98 are an integral part of these consolidated financial statements



CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006

                                                                       Attributable to equity holders of the company
                                                    -----------------------------------------------------------------------------
                                                        Share     Share     Capital  Statutory Revaluation      Other   Retained
                                                      capital   premium     reserve    reserve     reserve    reserve   earnings
                                                          RMB       RMB         RMB        RMB         RMB        RMB        RMB
                                                      million   million     million    million     million    million    million
                                                    (Note 32)

Balance as at January 1, 2006                           2,181    42,750         387      8,550       4,101     (5,203)    10,244
Transfer to statutory reserve (Note 11)                     -         -           -      2,406           -          -     (2,406)
Appropriation to statutory reserve (Note 11)                -         -           -        855           -          -       (855)
Transfer to retained earnings                               -         -           -          -      (1,933)       (51)     1,984
Revaluation surplus (Note 19)                               -         -           -          -       1,071          -          -
Currency translation differences (i)                        -         -           -          -           -        (79)         -
Movement of deferred tax recognized in equity               -         -           -          -        (353)         -          -
  (Note 31)
                                                     --------- --------- ----------- ---------- ------------ ---------- ----------
Net income/(expense) recognized directly in equity          -         -           -      3,261      (1,215)      (130)    (1,277)
Profit for the year                                         -         -           -          -           -          -     12,960
                                                     --------- --------- ----------- ---------- ------------ ---------- ----------
Total income recognized for 2006                            -         -           -      3,261      (1,215)      (130)    11,683
Dividend for 2005 distributed during 2006 (Note 12)         -         -           -          -           -          -     (3,196)
Exercise of share options (Note 32)                        18       545         (73)         -           -          -          -
Share-based payments                                        -         -          75          -           -          -          -
                                                     --------- --------- ----------- ---------- ------------ ---------- ----------

Balance at December 31, 2006                            2,199    43,295         389     11,811       2,886     (5,333)    18,731
                                                     ========= ========= =========== ========== ============ ========== ==========
Balance at December 31, 2006 (in USD million)             282     5,544          50      1,513         370       (683)     2,399
                                                     ========= ========= =========== ========== ============ ========== ==========

[TABLE CONTINUED]


                                                       Total equity

                                                                RMB
                                                            million

Balance as at January 1, 2006                                63,010
Transfer to statutory reserve (Note 11)                           -
Appropriation to statutory reserve (Note 11)                      -
Transfer to retained earnings                                     -
Revaluation surplus (Note 19)                                 1,071
Currency translation differences (i)                            (79)
Movement of deferred tax recognized in equity                  (353)
  (Note 31)
                                                        -------------
Net income/(expense) recognized directly in equity              639
Profit for the year                                          12,960
                                                        -------------
Total income recognized for 2006                             13,599
Dividend for 2005 distributed during 2006 (Note 12)          (3,196)
Exercise of share options (Note 32)                             490
Share-based payments                                             75
                                                        -------------

Balance at December 31, 2006                                 73,978
                                                        =============
Balance at December 31, 2006 (in USD million)                 9,474
                                                        =============



(i) Including accumulated currency translation differences realized upon disposal of ANC Group amounting to RMB29 million  See Note 34(c)

The notes on pages F-13 to F-98 are an integral part of these consolidated financial statement


CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2006

                                                                                          Year ended December 31
                                                                         ---------------------------------------------------------
                                                                    Note      2004          2005            2006           2006
                                                                         ---------------------------  -------------  -------------
                                                                          RMB million   RMB million    RMB million    USD million
                                                                             Restated      Restated
                                                                               Note 2        Note 2
Cash flows from operating activities
  Net cash inflows from operations                                 35(a)       37,776        40,632         41,050         5,257
  Interest received                                                                68           131            132            17

  Dividends received                                                               17            29              -             -
  Interest paid                                                                (3,727)       (3,244)        (3,564)         (456)
  Profits tax paid                                                                 (7)       (4,065)        (3,668)         (470)
                                                                         ---------------------------  -------------  -------------

 Cash inflow from operating activities of continuing  operation                34,127        33,483         33,950         4,348
 Cash (outflow)/inflow from operating activities of discontinued
     operation                                                       24          (474)           74            183            23
                                                                         ---------------------------  -------------  -------------

Net cash inflow from operating activities                                      33,653        33,557         34,133         4,371
                                                                         ---------------------------  -------------  -------------

Cash flows from investing activities
  Purchase of fixed assets and construction in progress                       (27,825)      (26,967)       (25,978)       (3,327)

  Prepayments for leased network capacity                                           -             -           (318)          (40)
  Prepayments for leased land                                                    (202)         (280)          (178)          (23)
  Sale of fixed assets                                                            922            49            126            16

  Sale of other investments                                                     1,528         2,874              -             -

  Net decrease in time deposits with maturity over three months                     5            28              -             -
  Other income                                                                      -             -            375            48
  Purchase of other investments                                                (2,902)            -              -             -
                                                                         ---------------------------  -------------  -------------

Cash outflow from investing activities of continuing operations
                                                                              (28,474)      (24,296)       (25,973)       (3,326)

Cash (outflow)/inflow from investing activities of
   discontinued operations                                           24          (228)         (312)           982           126
                                                                         ---------------------------  -------------  -------------

Net cash outflow from investing activities                                    (28,702)      (24,608)       (24,991)       (3,200)
                                                                         ---------------------------  -------------  -------------

Cash flows from financing activities
  New bank loans and other loans                                               63,053        77,578         89,002        11,398

  Issuance of short-term commercial papers                                          -             -          9,676         1,239
  Repayment of bank loans                                                     (69,964)      (85,289)       (98,512)      (12,617)
  Capital element of finance lease payments                                      (964)         (909)        (1,347)         (172)


The notes on pages F-13 to F-98 are an integral part of these consolidated financial statement.


CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
CONSOLIDATED STATEMENT OF CASH FLOW (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006

  Payment of prior year distributions to owner                                 (7,310)       (1,566)          (600)          (77)
  Payment to ultimate holding company for the Acquisition of New
      Horizon                                                                       -        (3,000)        (1,960)         (251)
  Dividends payment                                                                 -          (259)        (3,196)         (409)

  Loans to fellow subsidiaries and related parties                                  -        (1,319)              -             -

  Issuance of shares upon exercise of share options                                 -              -            490            63

  Global Offering net of issue expense                                          8,944              -              -             -

  Net loan from owner                                                           3,995              -              -             -
                                                                         ---------------------------  -------------  -------------


Cash outflow from financing activities of continuing operations                (2,246)       (14,764)        (6,447)         (826)

Cash inflow from financing activities of discontinued operations     24           503            108              -             -
                                                                         ---------------------------  -------------  -------------

Net cash outflow from financing activities                                    (1,743)       (14,656)        (6,447)         (826)
                                                                          --------------------------  -------------  -------------

Cash flows from continuing operations                                           3,407        (5,577)          1,530           196

Cash flows from discontinued operations                                         (199)          (130)          1,165           149
                                                                          --------------------------  -------------  -------------

Increase/(decrease) in cash and cash equivalents                                3,208        (5,707)          2,695           345
                                                                          --------------------------  -------------  -------------

Cash and cash equivalents at beginning of year                                  7,373         10,581          4,874           624
                                                                          --------------------------  -------------  -------------

Cash and cash equivalents at end of year                             15        10,581          4,874          7,569           969
                                                                          ==========================  =============  =============


The notes on pages F-13 to F-98 are an integral part of these consolidated financial statements.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1    The Group and its principal activities

     Background of the Group

     China Netcom Group Corporation (Hong Kong) Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("PRC") on October 22, 1999 as a limited liability company under the Hong Kong Companies Ordinance. The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on November 17, 2004 and the ADSs of the Company were listed on The New York Stock Exchange Inc. on November 16, 2004. Prior to a reorganization conducted for the listing of the shares of the Company (the "Listing Reorganization"), the Company's ultimate holding company was China Netcom (Holdings) Company Limited ("China Netcom Holdings").

     The Company, China Netcom Holdings and China Network Communications Group Corporation (the "China Netcom Group") underwent reorganization on June 30, 2004. China Netcom Group, established by the State Council of the PRC ("State Council") in May 2002, was formed under a restructuring plan approved by the State Council based on the fixed line telecommunication section from the Northern operations originally operated by China Telecommunication Corporation ("China Telecom Group"). Immediately after the Listing Reorganization, China Netcom Group became the ultimate holding company of the Group and the Company and its subsidiaries (the "Group") owned the assets and liabilities of fixed line telecommunications businesses originally owned by China Netcom Group in the six northern provinces and municipalities (namely Beijing Municipality, Tianjin Municipality, Hebei Province, Liaoning Province, Shandong Province and Henan Province) and two southern province and municipality (namely Shanghai Municipality and Guangdong Province) in the PRC and the assets and liabilities of fixed line telecommunications business in Asia Pacific Region originally owned by the Group.

     Pursuant to a resolution passed at the extraordinary general meeting of the shareholders on October 25, 2005, the Company acquired the principal telecommunications operations, assets and liabilities in the four Northern provinces/autonomous region, namely Shanxi Province, Neimenggu Autonomous Region, Jilin Province and Heilongjiang Province from China Netcom Group. In anticipation of the acquisition, China Netcom Group established China Netcom Group New Horizon Communications Corporation (BVI) Limited ("New Horizon (BVI)") and China Netcom Group New Horizon Communications Corporation Limited ("New Horizon Communications"). China Netcom Group's fixed line telecommunications businesses in the four northern provinces/autonomous region were transferred to New Horizon (BVI) through a group restructuring. Upon the completion of the acquisition of the entire interest of New Horizon (BVI) and New Horizon Communications from China Netcom Group (hereinafter the "Acquisition of New Horizon'), the Company controlled the fixed line telecommunications businesses in the four Northern provinces/autonomous region. On November 3, 2006, New Horizon Communications was deregistered and its operations were merged into the Company's wholly owned subsidiary, China Netcom (Group) Company Limited ("CNC China"). The Group leased from China Netcom Group the inter-provincial fiber-optic cables of the service regions the Group operates in the PRC and which had been retained from China Netcom Group.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1    The Group and its principal activities (continued)

     Background of the Group (continued)

     After taking into consideration the financial position and prospects of the acquired businesses and the conditions of the capital market, the consideration for Acquisition of New Horizon was determined at RMB12,800 million. The consideration consists of an initial cash payment of RMB3,000 million and deferred payments of RMB9,800 million. The deferred payments will be settled in half-yearly installments over five years. The interest charged on the deferred payments is to be calculated at 5.265% per annum.

     Following the Listing Reorganization and the Acquisition of New Horizon, the Group is the dominant provider of fixed line telephone services, broadband, other internet-related services, and business and data communications services in ten northern provinces, municipalities and autonomous region, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Liaoning Province, Shandong Province, Henan Province, Shanxi Province, Neimenggu Autonomous Region, Jilin Province, and Heilongjiang Province. The Group also provides telecommunications services to selected business and residential customers in two southern municipality and province, namely Shanghai Municipality and Guangdong Province in the PRC.

     The Group is also the holder of licenses that are necessary to own and operate the assets held outside the PRC in such key countries and regions such as United States, Hong Kong and Japan.

     The Group's PRC operations are subject to the supervision of and regulation by the PRC Government. The Ministry of Information Industry ("MII"), pursuant to the authority delegated by the State Council, is responsible for formulating the telecommunications industry policies and regulations (the "Telecommunications Regulations").

     Under the Telecommunications Regulations, all telecommunications operators in the PRC must obtain a telecommunications service operating license from the MII or from the provincial telecommunications administrations. Providers of value-added services within a single province are required to obtain licenses from provincial telecommunications administrations. Providers of basic telecommunications services and providers of value-added services in two or more provinces, autonomous regions and municipalities are required to obtain licenses from the MII. CNC China, the Group's principal operating subsidiary in China, as an indirect subsidiary of China Netcom Group, has the right to operate the Group's telecommunications business in twelve service regions under the authorization of China Netcom Group, which holds the license required for operating the Group's telecommunications businesses in the PRC.

     On June, 2, 2006, the Group entered into an agreement with third party buyers to dispose of its entire interest in the Asia Netcom Corporation Limited ("ANC Group") for an aggregate cash consideration of US$168.84 million, at fair value determined by both parties. The transaction was completed on August 22, 2006.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1  The Group and its principal activities (continued)

     Background of the Group (continued)

     Currently, the Group's principal services consist of:

     o Fixed line telephone services (including the personal handy phone system (PHS) services), comprising:
         (a) Local, domestic long distance and international long distance services;
         (b) Value-added services, including caller identity, telephone information services; and
         (c) Interconnection services provided to other domestic telecommunications service providers including the fellow subsidiary owned by China Netcom Group operating outside the twelve service regions;
     o   Broadband services and other Internet-related services;
     o Information Communications Technology Services, including system integration, software development, maintenance services, consultancy services, product sales and agency services, and equipment leasing services;
     o Business and data communications services, including integrated regional data and voice communications services.

2    Basis of presentation

     The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"), Hong Kong Accounting Standards ("HKAS") and interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have also been prepared in accordance with the disclosure requirements of the Companies Ordinance and Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention modified by the revaluation of certain fixed assets as explained in the accounting policies in Note 4 below, and on a going concern basis.

     A significant percentage of the Group's funding requirements is achieved through short term borrowings. Consequently, the balance sheet indicates a significant working capital deficit. In the past, a substantial portion of the Group's short term borrowings have been rolled over upon maturity. In addition, on July 20, 2006, the Group issued commercial papers to raise additional funding of RMB10 billion. Based on the Group's history of obtaining finance, its relationships with its bankers and its operating performance, the board of directors consider that the Group will continue to be able to roll over such short term financing, or will be able to obtain sufficient alternative sources of financing to enable it to operate and meet its liabilities as and when they fall due.

     Since the Group disposed of the ANC Group during the year, in accordance with HKFRS 5 "Non-current assets held for sale and discontinued operations" issued by the HKICPA, the results and cash flows of the operations of the ANC Group have been presented as discontinued operations. The 2005 and 2004 comparative figures in the income statements and statements of cash flow are restated accordingly.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3    Changes in accounting policies

     (a) Changes in accounting policies in 2006

     In 2006, the Group adopted certain revised HKFRSs which are relevant to its operations as listed below.

     o   HKAS 21 (Amendment) - Net investment in a Foreign Operation
     o HKAS39 (Amendment) - Cash Flow Hedge Accounting for Forecast Intragroup Transactions
     o   HKAS 39 (Amendment) - Fair Value Options
     o HKFRS 39 (Amendment) and HKAS 4 (Amendment) - Financial guarantee contracts

     The adoption of these new or revised HKFRSs by the Company did not have any significant impact on its results of operations and financial position.

     The HKICPA has also issued a number of new and revised HKFRSs which are relevant to the Group's operation as set out below which are effective for accounting periods beginning on or after January 1, 2007. The Group has not early adopted these new or revised HKFRSs in the financial statements for the year ended December 31, 2006. The Group has commenced an assessment of the impact of these new and revised HKFRSs, but is not yet in a position to state whether these new and revised HKFRSs would have a significant impact on its results of operations and financial position.

     o   HKFRS 7 - Financial Instruments : Disclosures
     o HKAS 1 (Amendment) - Presentation of Financial Statements: Capital Disclosure
     o   HK(IFRIC) - Int 8 - Scope of HKFRS 2
     o   HK(IFRIC) - Int 10 - Interim Reporting and Impairment


     (b) Changes in accounting policies in 2005

     In 2005, the Group adopted certain new or revised HKFRSs which are relevant to its operations as listed below. The comparative figures in respect of the year ended December 31, 2004 have been restated where necessary, in accordance with the relevant requirements.

     o   HKAS 1 - Presentation of Financial Statements
     o   HKAS 2 - Inventories
     o   HKAS 7 - Cash Flow Statements
     o   HKAS 8 - Accounting Policies, Changes in Accounting Estimates and
         Errors
     o   HKAS 10 - Events after the Balance Sheet Date
     o   HKAS 12 - Income Taxes
     o   HKAS 14 - Segment Reporting
     o   HKAS 16 - Property, Plant and Equipment
     o   HKAS 17 - Leases
     o   HKAS 18 - Revenue
     o   HKAS 19 - Employee Benefits
     o   HKAS 21 - The Effects of Changes in Foreign Exchange Rates
     o   HKAS 23 - Borrowing Costs
     o   HKAS 24 - Related Party Disclosures
     o   HKAS 27 - Consolidated and Separate Financial Statements
     o   HKAS 28 - Investments in Associates
     o   HKAS 32 - Financial Instruments: Disclosure and Presentation

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3    Changes in accounting policies (Continued)

     (b) Changes in accounting policies in 2005 (Continued)

     o   HKAS 33 - Earnings per Share
     o   HKAS 36 - Impairment of Assets
     o   HKAS 37 - Provisions, Contingent Liabilities and Contingent Assets
     o   HKAS 38 - Intangible Assets
     o   HKAS 39 - Financial Instruments: Recognition and Measurement
     o   HKFRS 2 - Share-based Payment
     o   HKFRS 3 - Business Combinations

         The adoption of these new or revised HKFRSs did not have any significant impact on the results of operations and financial position of the Group, except for the adoption of HKFRS 2, HKFRS 3, HKAS 36, HKAS 17, HKAS 32 and HKAS 39.

         The changes in accounting policies from the adoption of HKFRS 3, HKAS 32, HKAS 36 and HKAS 39 were not accounted for retrospectively. The impact of the adoption of these standards to the financial position and results of the Group was as follows:

     (i) HKFRS 3 and HKAS 36

     In prior years:

     o Positive goodwill arising from acquisition on or after January 1, 2001 was amortized to the consolidated income statement on a straight-line basis over 20 years. Positive goodwill was stated in the consolidated balance sheet at cost less accumulated amortization and any impairment losses; and

     o Negative goodwill which arose from acquisition on or after January 1, 2001 was amortized over the weighted average useful life of the depreciable/amortizable non-monetary assets acquired, except to the extent in relation to identified expected future losses as at the date of acquisition. In such cases it was recognized in the consolidated income statement as those expected losses were incurred.

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

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3    Changes in accounting policies (Continued)

     (b) Changes in accounting policies in 2005 (Continued)

     (i) HKFRS 3 and HKAS 36(continued)

     The change in the net book value of negative goodwill, as disclosed in Note 23, arising from the above change in accounting policy has been prospectively accounted for from January 1, 2005 as follows:

                                                                Effect of
                                         Before adoption        adoption of
                                         of new HKFRS           new HKFRS          As restated
                                         ---------------------  -----------------  --------------
                                         RMB                    RMB                RMB
                                         million                million            million
     As at January 1, 2005
     Negative goodwill (included in
     intangible assets)                                 (166)                166              -

     Retained earnings                                  8,057                166          8,223
                                         ---------------------  -----------------  --------------

     The adoption of HKFRS 3 and HKAS 36 resulted in:

                                         Year ended
                                         December 31,
                                         2005
                                         ---------------------
                                         RMB
                                         million

    Increase in amortization expense                       15
                                         ---------------------

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3  Changes in accounting policies (Continued)

     (b) Changes in accounting policies in 2005 (Continued)

     (iv) HKAS 32 and HKAS 39

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

     This change in accounting policy has been prospectively accounted for from January 1, 2005 as follows:

                                                                                  Effect of
                                                             Before adoption      adoption of
                                                             of new HKFRS         new HKFRS         As restated
                                                             -------------------  ----------------  --------------
                                                             RMB                  RMB               RMB
                                                             million              million           million
                                                             -------------------  ----------------  --------------
    As at January 1, 2005 Contracts receivable
    (Included in other non-current assets)                                  408            (408)                -

    Contracts payable (Included in other
    non-current liabilities)                                              (533)              533                -

    Discount on foreign currency exchange forward
    contracts (Included in other non-current assets)                         59             (59)                -

    Derivative assets (Included in other non-current
    assets)                                                                   -                9                9

    Derivative liabilities (Included in other
    non-current liabilities)                                                  -             (74)             (74)

    Retained earnings                                                     8,057                1            8,058
                                                             -------------------  ---------------  ---------------

     The adoption of HKAS 39 resulted in:

                                                               Year ended
                                                             December 31,
                                                                     2005
                                                     ---------------------
                                                                      RMB
                                                                  million

    Decrease in profit before taxation                                 15
                                                     ---------------------

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Principal accounting policies

      (a)  Basis of consolidation

           Acquisitions of businesses under common control are accounted for using merger accounting in accordance with Accounting Guideline 5 issued by HKICPA. The acquired assets are stated at carrying amounts as if the fixed line telecommunications operations and assets of the four provinces/autonomous region have been held by the Company from the beginning of the earliest period presented.

           Acquisitions of subsidiaries from third parties are accounted for using acquisition accounting. The results and financial positions of such subsidiaries acquired or disposed of during the year are included in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

           When a subsidiary is disposed, the difference between the proceeds from the disposal of the subsidiary and its carrying amount as of the date of disposal, including the cumulative amount of any exchange differences that relates to the subsidiary recognized in equity is recognized in the consolidated income statement as the gain or loss on the disposal of the subsidiary.

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

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Principal accounting policies

      (c)  Revenue recognition (Continued)

            o Revenues from PHS bundled service contracts are recognized as local, DLD, or ILD service fees according to the type of usage and on a systematic basis to match the pattern of usage of the PHS services by customers. PHS bundled service contracts comprise the provision of PHS services and handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period in order to receive a free handset (see
                Note 4(r)(ii) for the policy on accounting for the cost of the handset).

            o Revenues from value-added communication services such as call waiting, call diverting and caller number display are recognized when the services are provided to customers.

            o Revenues from the provision of broadband and other Internet-related services and managed data services are recognized when the services are provided to customers.

            o Revenue from information communication technologies services are recognized when goods are delivered to the customer (which generally coincides with the time when the customer has accepted the goods and the related risks and rewards of ownership have been transferred to the customer) or when services are rendered to customer.

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

      (d)  Interest expenses

           Interest expenses attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset.

           All other interest expenses are charged to the consolidated income statement in the year in which they are incurred.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Principal accounting policies (continued)

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

      (f)  Translation of foreign currencies

           (i)  Functional and presentation currency

                Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency").

          (ii)  Transactions and balances

                Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet dates are translated at rates of exchange ruling at the balance sheet dates. Exchange differences arising in these cases are dealt with in the consolidated income statements

         (iii)  The Group

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

                On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognized in the income statement as part of the gain or loss on disposal.

      (g)  Cash and cash equivalents

           Cash and cash equivalents, comprising cash on hand, deposits held at call with banks and cash investments with original maturities of three months or less are carried at cost.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Principal accounting policies (continued)

      (h)  Accounts receivable and other receivables

           Accounts and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of accounts and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in the income statement.

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

      (j)  Lease prepayments

           (i)  Lease prepayments for land

                Lease prepayments for land represent payments for land use rights. Lease prepayments for land are stated at cost initially and expensed on a straight line basis over the lease period.

          (ii)  Lease prepayments for network capacity

                Lease prepayments for network capacity represent payments for network capacity on an indefeasible right of use basis for the own use of the Company. Lease prepayments for network capacity are stated at cost initially and expensed on a straight line basis over the lease period.

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

           (ii) Other fixed assets

                Fixed assets are initially stated at cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. The subsequent costs are included in the assets' carrying amount or recognized as a separate asset, as

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Principal accounting policies (continued)

      (k)  Fixed assets (continued)

                  appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Any other costs incurred in restoring fixed assets are charged to the income statement as incurred.

                  Buildings subsequent to initial recognition are stated at cost less accumulated impairment losses and depreciated over their expected useful lives.

           (iii)  Revaluations

                  Fixed assets other than buildings are carried at their revalued amounts. Revalued assets are stated at fair value as of the revaluation date less accumulated depreciation. When an item of fixed asset is revalued, any accumulated depreciation at the date of the revaluation is restated proportionately together with the change in the gross carrying amount of the asset so that the carrying amount of the asset after revaluation equals its revalued amount.

                  Increases in valuation are credited to the revaluation reserve. Decreases in valuation are first set off against any revaluation surplus on earlier valuations in respect of the same item and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited. Each year the difference between depreciation based on the revalued carrying amount of the asset expensed in the income statement and depreciation based on the asset's original cost is transferred from the revaluation reserve to retained earnings.

                  Revaluations on fixed assets will be performed with sufficient regularity by independent valuers and in each of the intervening years valuations will be undertaken by executives of the Group.

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

           (v)    Gain or loss on sale of fixed assets

                  The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the income statement, except where the fixed asset is carried at valuation. The relevant portion of the revaluation reserve realized in respect of previous valuations is transferred to retained earnings and is shown as a movement in reserves.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Principal accounting policies (continued)

      (l)  Impairment of assets

           Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

     (m)  Assets held under leases

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

           (ii)  Operating leases

                  Leases in which a significant portion of the risks and rewards of ownership are retained by the lesser are classified as operating leases. Payments made under operating leases (net of any incentives received from the lesser) are expensed in the income statement on straight-line basis over the period of the lease.

      (n)  Intangible assets

           (i)    Purchased software

                  Expenditure on purchased software is capitalized and amortized using the straight-line method over the expected useful lives of the software, which vary from two to five years.

           (ii)   Sponsorship fee

                  The sponsorship fee for the 2008 Beijing Olympic Games has been capitalized and amortized on a straight-line basis over 4 years, being the estimated beneficial period under the sponsorship program. The cost of the intangible asset is calculated based on the expected cash payment and the fair value of the services to be provided

      (o)  Provisions

           Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Provisions are not recognized for operating loss arising from future periods.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Principal accounting policies (continued)

      (o)  Provisions (Continued)

           Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

      (p)  Employee benefits

           (i)   Pension obligations

                    (a) Employees in the PRC are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age which is paid by the PRC government. As stipulated by the regulations of the PRC, the subsidiaries in the PRC make contributions to the basic defined contribution pension plans organized by their respective municipal governments under which they are governed. The Group is required to make such contributions to these plans at a rate of 20% of the salaries, bonuses and certain allowances of the employees. The Group has no other material obligation for post-retirement benefits beyond these payments as they fall due. Payments made under these plans are expensed as incurred.

                    (b) The Group also operates a mandatory provident fund scheme ("the MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5 percent of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000, Employer's contribution are expensed as incurred..

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

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Principal accounting policies (continued)

      (p)  Employee benefits (continued)

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

      (q)  Deferred taxation

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

      (r)  Other non-current assets

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

           (ii)  Subscriber acquisition costs

                 The cost of handsets given to customers under bundled service contracts are deferred as subscriber acquisition costs and expensed to the income statement on a systematic basis to match with the pattern of the customer service income over the contract period.

           (iii) Prepaid network capacities

                 Prepayments for the network capacities purchased on an indefeasible rights to use ("IRU") basis for resale are capitalized and expensed over the corresponding lease period.

      (s)  Derivative financial instruments

              Derivative financial instruments are stated at fair value on the balance sheet. Realized and unrealized gains and loses arising from change in the fair value are included in the income statement in the period in which they arise.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4     Principal accounting policies (continued)

      (t)  Discontinued operation

           A discontinued operation is a component of the Group that may be a major line of business or geographical area of operations that has been disposed or is held for sale. The result of that component is separately reported as "discontinued operations" in the income statement. The comparative income statement is restated as if the operation had been discontinued from the start of the comparative period. The assets, liabilities and minority interests of such component classified as "discontinued operations" or "held for sale" is presented separately in the assets, liabilities and minority interests sections, respectively, of the consolidated Balance Sheet.

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

           A contingent liability is not recognized but is disclosed in the notes to the financial statements when an outflow of economic benefits is less than probable but not remote. When a change in the probability of an outflow occurs such that the outflow is probable, the contingent liability will then be recognized as a provision.

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

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Critical accounting estimates and judgments

      Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under circumstances.

      (a)  Critical accounting estimates and assumptions

           The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

           (i)    Depreciation of property, plant and equipment

                  The property, plant and equipment of the Group are depreciated at rates sufficient to write off their costs or revalued amounts less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The Group reviews the useful lives periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of economic benefits from property, plant and equipment. The Group estimates the useful lives of the property, plant and equipment as set out in Note 4(k)(iv) based on the historical experience with similar assets, taking into account anticipated technological changes. The depreciation expenses in the future periods will change if there are significant changes from previous estimates.

            (ii)  Revaluation of property, plant and equipment

                  Apart from lease prepayments for land and buildings, which are carried at cost, other property, plant and equipment are carried at revalued amounts, being the fair value at the date of revaluation, less subsequent accumulated depreciation and impairment. Property, plant and equipment apart from the buildings of the Group was revalued as of December 31, 2006 on a depreciated replacement cost basis by an independent valuer. If the revalued amounts differ significantly from the carrying amounts of the property, plant and equipment in the future, the carrying amounts will be adjusted to the revalued amounts. The key assumptions made to determine the revalued amounts include the estimated replacement costs and the estimated useful lives of the property, plant and equipment. This will have an impact on the Group's future results, since any subsequent decreases in valuation are set off first against increases on earlier valuations in respect of the same item and thereafter are charged as an expense to the income statement and any subsequent increases are credited as income to the income statement up to the amount previously charged then to equity. In addition, the depreciation expense in future periods will change as the carrying amounts of such property, plant and equipment change as a result of the revaluation.

           (iii)  Impairment of non-current assets

                  At each balance sheet date, the Group considers both internal and external sources of information to assess whether there is any indication that non-current assets, including property, plant and equipment, are impaired. If any such indication exists, the recoverable amount of the assets is estimated and an impairment loss is recognized to reduce the carrying amount of the assets to its recoverable amount. The recoverable amount is the higher of value in use or net selling price. Estimated values in use are determined based on estimated

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Critical accounting estimates and judgments (continued)

      (a)  Critical accounting estimates and assumptions (continued)

           (iii) Impairment of non-current assets (continued)

                 discounted future cash flows of the cash generating unit at the lowest level to which the asset belongs. Key assumptions made to determine the estimated discounted future cash flows include the estimated future cash flow, estimated growth rate and the estimated weighted average cost of capital of the Group. Such impairment losses are recognized in the income statement, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve, Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-current assets.

           (iv) Revenue recognized for upfront connection and installation fees

                The Group defers the recognition of upfront customer connection and installation fees and amortizes them over the expected customer relationship period of 10 years. The related direct incremental installation costs are deferred and amortized over the same expected customer relationship period of 10 years, except when the direct incremental costs exceed the corresponding installation fees, the excess amounts are immediately written off as an expense to the income statement. The Group estimates the expected customer relationship period based on the historical customer retention experience and after factoring in the expected level of future competition, the risk of technological or functional obsolescence to the Group's services, technological innovation, and the expected changes in the regulatory and social environment. If the Group's estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of the deferred revenues may change for future periods.

           (v)  Provision for doubtful debts

                The Group maintains an allowance for doubtful debts for estimated losses resulting from the inability of its customers to make the required payments. The Group makes its estimates based on the aging of its accounts receivable balances, customer's creditworthiness, and historical write-off experience. If the financial condition of its customers were to deteriorate, actual write-offs might be higher than expected, and the Group would be required to revise the basis of making the allowance and its future results would be affected.

           (vi) Fair value

                The Group estimates the fair value of its financial assets and financial liabilities including accounts receivable, prepayments, other receivables and other current assets, accounts payable, and bank and other loans for disclosure purposes by discounting its future contractual cash flows at the estimated current market interest rate that is available to the Group for similar financial instruments. The future disclosed values will change if there are changes in the estimated market interest rate.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5     Critical accounting estimates and judgments (continued)

      (b)  Critical judgments in applying the entity's accounting policies

           (i)    Accounting for business combinations under common control

                  The Group completed the Acquisition of New Horizon on October 31, 2005. The Acquisition of New Horizon is a business combination under common control. The Group adopted merger accounting to account for the business combination under common control as the Group believes that the financial statements prepared under merger accounting are more relevant to those transactions.

           (ii) Recognition of revenues and costs under PHS bundled service contracts

                 The Group provides PHS services, which is an extension of the local wireline telecommunications services, to customers. Promotional packages comprise the bundled provision of PHS services and handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period of time in order to receive a free handset. The total revenues received or receivable are recognized as deferred revenue. The cost of handsets provided to customers is treated as deferred customer acquisition costs, to the extent that they are recoverable through profits made from future service fees. Such deferred revenue and deferred costs are amortized to the income statement on a systematic basis to match the shorter of the pattern of usage of the related service and the minimum non-cancelable contract period. If the pattern of the usage of the PHS services by the customer changes in the future, the amortization period of the revenue and costs will change accordingly, which will have an impact on future results.

6     Financial risk management

      (a)  Financial risk factors

           The Group's activities expose it to a variety of financial risks: market risk (including currency risk, cash flow interest rate risk, and fair value interest-rate risk), credit risk and liquidity risk.

           (i)    Foreign exchange risk

                  As at December 31, 2006 and 2005, the Group had foreign currency denominated bank balances amounting to RMB1,946 million and RMB1,098 million respectively. As at December 31, 2006 and 2005, the Group had foreign currency denominated bank loans amounting to RMB1,432 million and RMB1,998 million respectively.

           (ii)   Cash flow and fair value interest rate risk

                  The Group is exposed to changes in interest due to its long-term debt obligation. The Group enters into debt obligations to support general corporate operations including capital expenditures, acquisitions, and working capital needs. Borrowings at variable interest rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed interest rates expose the Group to fair value interest rate risk. The bank loans issued at variable and fixed interest rates are disclosed in Note 27 of these financial statements.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6     Financial risk management (Continued)

      (a)  Financial risk factors (Continued)

           (iii)  Credit risk

                  The carrying amount of accounts receivable included in the balance sheet represents the Group's exposure to credit risk in relation to its financial assets. The Group's receivables are unsecured to the extent they are not covered by security deposits. The Group believes that adequate provision for uncollectible account receivable has been made.

           (iv)   Liquidity risk

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

           The carrying value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7    Revenues

     Revenues represent the turnover of the Group and are derived from the provision of fixed line telecommunications and related services, net of the PRC business taxes and government levies. The Group's revenues by business nature can be summarized as follows:

                                                                             Year ended December 31
                                                         ----------------------------------------------------------------
                                                                      2004                  2005                2006
                                                         ------------------ --------------------- -------------------
                                                               RMB million           RMB million         RMB million
                                                                  Restated              Restated
                                                                    Note 2                Note 2
    Revenues
       Local usage fees                                              24,858               24,582              22,274
       Monthly telephone services                                    17,964               18,261              16,689
       Upfront installation fees                                      1,568                1,442               1,369
       DLD usage fees                                                11,266               10,260              10,185
       ILD usage fees                                                 1,285                1,180               1,160
       Value-added services                                           2,993                4,000               5,421
       Interconnection fees                                           6,453                7,783               8,400
       Upfront connection fees                                        4,346                3,405               2,406
       Broadband services                                             5,307                7,824              10,556
       Other Internet-related services                                1,075                  591                 692
       Managed data services                                          1,584                1,656               1,505
       Leased line income                                             2,591                2,596               2,974
       Information communication technologies service               -                          -                 788
       Other services                                                   991                2,281               2,502
                                                         ------------------ --------------------- -------------------

    Total                                                            82,281               85,861              86,921
                                                         ------------------ --------------------- -------------------

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8     Operating expenses by nature

      Operating expenses mainly represent:

                                                                              Year ended December 31
                                                         ------------------ --------------------- ------------------
                                                                      2004                  2005               2006
                                                         ------------------ --------------------- ------------------
                                                               RMB million           RMB million        RMB million
                                                                  Restated              Restated
                                                                    Note 2                Note 2
     Staff cost                                                     11,630                12,034             12,151
     Depreciation and amortization                                  24,873                24,919             25,608
     Maintenance cost                                                5,139                 4,689              4,688
     Miscellaneous taxes and fees                                      304                   252                282
     Customer installation cost                                      1,252                 1,157              1,161
     Interconnection charges                                         2,602                 3,487              4,332
     Advertising and promotion expenses                              1,093                   926                933
     Sales channel cost                                              2,169                 2,304              2,643
     Subscriber acquisition and retention cost                       4,228                 4,308              3,686
     Auditor's remuneration                                             18                    34                 61
     Bad and doubtful debt expenses                                  1,158                 1,144              1,009
     Operating leases                                                1,756                 2,109              2,208
                                                         ================== ===================== ==================

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9     Finance costs

                                                                                         Year ended December 31
                                                                         --------------------------------------------
                                                                                   2004           2005          2006
                                                                         ---------------                -------------
                                                                            RMB million    RMB million   RMB million
                                                                               Restated       Restated
                                                                                 Note 2         Note 2
      Interest expenses on:
        -Bank and other loans wholly repayable within five years                  4,035          3,589         3,305
        -Bank and other loans wholly repayable after more than five
           years                                                                    114            177           325
        -Deferred consideration related to Acquisition of New Horizon                 -             87           479
                                                                         --------------- -------------- -------------
                                                                                  4,149          3,853         4,109
      Less: Interest expenses capitalized in construction in progress              (548)          (297)         (233)
                                                                         --------------- -------------- -------------
                                                                                  3,601          3,556         3,876

      Amortization of discount on foreign currency exchange forward
       contracts                                                                     18              -             -
      Exchange gain, net                                                             98           (229)           (8)
      Bank charges                                                                   52             20            20
                                                                         --------------- -------------- -------------

                                                                                  3,769          3,347         3,888
                                                                         =============== ============== =============

      Interest expenses were capitalized in construction in progress
       using the following annual interest rates                            3.69%-5.45%    4.17%-4.97%   4.71%-5.28%
                                                                         =============== ============== =============

10    Taxation

                                                                                         Year ended December 31
                                                                         --------------------------------------------
                                                                                   2004           2005          2006
                                                                         ---------------                -------------
                                                                            RMB million    RMB million   RMB million
                                                                               Restated       Restated
                                                                                 Note 2         Note 2

      PRC enterprise income tax ("EIT")                                           2,929          3,581         4,039
      Overseas profit tax                                                             -             11            20
      Deferred taxation (Note 31)                                                (3,255)          (162)         (500)
                                                                         --------------- -------------- -------------

      Taxation charges/(credit)                                                    (326)         3,430         3,559
                                                                         =============== ============== =============


       The provision for PRC EIT is calculated based on the statutory income tax rate of 33% on the assessable profit of each of the entities now comprising the Group in the PRC as determined in accordance with the relevant income tax rules and regulations in the PRC.

       Taxation on profits derived from certain subsidiaries outside the PRC, including Hong Kong, has been calculated on the estimated assessable profit at the rates of taxation

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

       ranging from 17.50% to 34.00%, prevailing in the countries in which those entities operate.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10     Taxation (continued)

       The reconciliation between the Group's actual tax (credit)/charge and the amount which is calculated based on the weighted average statutory tax rate is as follows:

                                                                                  Year ended December 31
                                                                    -------------------------------------------------------
                                                                                2004                2005              2006
                                                                    ----------------- ------------------- -----------------
                                                                         RMB                 RMB million          RMB
                                                                             million                               million
                                                                            Restated            Restated
                                                                              Note 2              Note 2
      Profit before taxation                                                    3,084              17,544            14,700
                                                                    ================= =================== =================

      Weighted average statutory tax rate
                                                                                  33%                 33%               33%
      Tax calculated at the weighted average statutory tax rate                 1,018               5,790             4,851
      Non-taxable income (Note (a) below)                                      (1,583)             (1,499)           (1,216)
      Utilization of tax losses not recognized in previous years
         (Note (b) below)                                                           -                (837)                -
      Expenses not deductible for tax purposes                                    275                  69                64
      Tax losses not recognized                                                   354                  55                26
      Others                                                                     (390)              (148)              (166)
                                                                    ----------------- ------------------- -----------------
      Tax (credit)/charge                                                        (326)              3,430             3,559
                                                                    ================= =================== =================

       Note (a) Non-taxable income comprises primarily upfront connection fees charged to customers which are amortized over the customer relationship.

       Note (b) Prior to 2005, a deferred tax asset arising from certain tax losses was not recognized as it was uncertain at that time, following the change of a subsidiary's tax registration district, that the taxable loss could be utilized at the previous period end date.

11     Profit attributable to shareholders

       (a) For the year ended December 31, 2006, profit attributable to shareholders includes current year profit of RMB17,475 million (2005: RMB126 million, 2004: loss of RMB59 million), which has been recognized in the financial statements of the Company.

       (b) The Company's subsidiary, CNC China is registered as a foreign investment enterprise in the PRC. In accordance with the Articles and Association of CNC China, it is required to provide for certain statutory reserves, namely, general reserve and staff bonus and welfare fund, which are appropriated from profits after tax but before any dividend distribution.

              CNC China is required to allocate at least 10% of their profit after tax determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% of the registered capital. The statutory reserve can only be used, upon obtaining approval from the relevant authority, to offset accumulated losses or increase capital.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11    Profit attributable to shareholders (continued)

              Accordingly, CNC China appropriated approximately RMB855 million to the general reserve fund for the year ended December 31, 2006 (2005: RMB1, 044 million, 2004: RMB723 million)

       (c) According to a PRC tax approval document issued by the Ministry of Finance and State Administration of Taxation to the Group, the Group's upfront connection fees are not subject to EIT and an amount equal to the upfront connection fees recognized in the retained earnings should be transferred from retained earnings to a statutory reserve. At December 31, 2006, the Company has made an accumulated appropriation of RMB9,189 million to the statutory reserve (2005 : RMB6,783 million, 2004: nil).


12    Profit distributions

                                                                              Year ended December 31
                                                  -------------------------------------------------------------------------------
                                                           2004                      2005                          2006
                                                  ----------------------   -------------------------   --------------------------
                                                        HK$         RMB            HK$          RMB            HK$           RMB
                                                    million     million        million      million        million       million
Final dividend proposed after balance sheet
date of HK$0.553 per share (2005 : HK$0.466 per
share, 2004 : HK$0.037 per share)                       245         259          3,073        3,196          3,678         3,695
                                                  ----------  ----------   ------------  -----------   ------------  ------------
Dividend distributed during the year                      -           -            245          259          3,073         3,196
                                                  ==========  ==========   ============  ===========   ============  ============

       In the meeting of the board of directors held on April 2, 2007, the directors proposed a final dividend of HK$0.553 per ordinary share for the year ended December 31, 2006. Dividends proposed after the balance sheet date have not been reflected as a dividend payable and will be reflected as an appropriation in the 2007 financial statements.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13     Earnings per share

       Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year.

       The following table sets forth the computation of basic and diluted earnings per share:

                                                                                     Year ended December 31
                                                             ------------------------------------------------------------
                                                                        2004                   2005                 2006
                                                             ----------------       ----------------     ----------------
                                                                  (in RMB millions, except share and per share data)
                                                                    Restated               Restated
                                                                      Note 2                 Note 2
Numerator:
Profit/ (loss) for the year

- Continuing operations                                                 3,410                 14,114               11,141
- Discontinued operations                                                (711)                  (226)               1,819

Denominator
   Weighted average number of ordinary shares outstanding       5,622,685,175          6,593,529,000        6,615,520,381
and shares used in computing basic earnings per share
      Diluted equivalent shares arising from share options          7,349,277             34,112,723           51,955,496
                                                             ----------------       ----------------     ----------------

Shares used in computing diluted earnings per share             5,630,034,452          6,627,641,723        6,667,475,877
                                                             ----------------       ----------------     ----------------

Basic earnings/(loss) per share (RMB)
- Continuing operations                                                  0.61                   2.14                 1.68
                                                             ----------------       ----------------     ----------------
- Discontinued operations                                               (0.13)                 (0.03)                0.27
                                                             ----------------       ----------------     ----------------

- Profit for the year                                                    0.48                   2.11                 1.95
                                                             ================       ================     ================

Diluted earnings/(loss) per share (RMB)
- Continuing operations                                                  0.61                   2.13                 1.67
                                                             ----------------       ----------------     ----------------
- Discontinued operations                                               (0.13)                 (0.03)                0.27
                                                             ----------------       ----------------     ----------------

- Profit for the year                                                    0.48                   2.10                 1.94
                                                             ================       ================     ================

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14    Staff cost including directors' remuneration

                                                             Year ended December 31
                                          ---------------------------------------------------------------
                                                         2004                  2005                 2006
                                          -------------------- --------------------- --------------------
                                                  RMB million           RMB million          RMB million
                                                     Restated              Restated
                                                       Note 2                Note 2

      Wages, salaries and welfare                       9,756                10,747               10,792
      Contributions to pensions                         1,181                 1,285                1,359
      Early retirement benefits                           693                     2                    -
                                          -------------------- --------------------- --------------------

      Total                                            11,630                12,034               12,151
                                          ==================== ===================== ====================

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15    Cash and bank deposits

                                                                                                              Group
                                                                                            -----------------------------------
                                                                                                       As at December 31
                                                                                            -----------------------------------
                                                                                                        2005              2006
                                                                                            -----------------    --------------
                                                                                                 RMB million       RMB million

     Cash and cash equivalents                                                                         4,874             7,569
     Time deposits with original maturities over three months                                             21                 2
                                                                                            -----------------    --------------

     Total cash and bank deposits                                                                      4,895             7,571
                                                                                            =================    ==============

     Effective interest rate of time deposits with original
       maturities over three months (% per annum)                                                       0.72              0.72
                                                                                            =================    ==============

     Included in cash and bank deposits as of December 31, 2006 and 2005 are RMB denominated balances kept in the PRC amounting to RMB5,625 million and RMB3,797 million respectively. The conversion of RMB denominated balances into foreign currencies and the remittance of bank balances and cash out of the PRC are subject to the rules and regulation of foreign exchange control promulgated by the PRC government.

     Included in the bank deposits were deposits in state-owned banks amounting to RMB7,422 million at December 31, 2006 (2005: RMB4,791 million). For the year ended December 31, 2006, interest income earned from these state-owned banks deposits amounted to RMB121 million (2005 : RMB124 million ; 2004 :
     RMB59 million).

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16  Accounts receivable

     Amounts due from the provision of fixed line telecommunications services to residential and business customers are due within 30 days from the date of billing. Residential customers who have accounts overdue by more than 90 days will in normal circumstances have their services disconnected. Accounts receivable from other telecommunications operations and customers are due between 30 to 90 days from the billing date.

     The ageing analysis of accounts receivable based on the billing date is as follows:

                                                                                   As at December 31
                                                                         ------------------------------------
                                                                                   2005               2006
                                                                         ----------------    ----------------
                                                                            RMB million        RMB million

      0-30 days                                                                   5,446              5,744
      31-90 days                                                                  1,556              1,557
      Over 90 days                                                                2,053              2,326
                                                                         ----------------    ----------------

      Total                                                                       9,055              9,627
                                                                         ----------------    ----------------

      Less: Allowance for doubtful debts                                         (1,654)            (1,344)
                                                                         ----------------    ----------------

      Net carrying amounts                                                        7,401              8,283
                                                                         ================    ================

      The movement of allowance for doubtful debts is as follows:

                                                                                   As at December 31
                                                                          -----------------------------------
                                                                                   2005               2006
                                                                          ---------------    ----------------
                                                                            RMB million        RMB million

Balance at beginning of year                                                      1,412             1,654
Additional provisions                                                             1,169             1,002
Less: Write-offs                                                                   (927)           (1,246)
        Disposal of ANC Group                                                         -               (66)
                                                                          ---------------    ----------------

Balance at end of year                                                            1,654             1,344
                                                                          ===============    ================

       The carrying value of accounts receivable approximates their fair values based on cash flows discounted using a rate based on the average short-term borrowing rate of 6.12% (December 31, 2005: 5.58%).

       Included in the accounts receivable are amounts due from other state-owned telecommunication operators amounting to RMB1,079 million on December 31, 2006. (December 31, 2005: RMB1,003 million).

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17    Inventories and consumables

                                                                                             As at December 31
                                                                                    ---------------------------------
                                                                                            2005               2006
                                                                                    --------------     --------------
                                                                                     RMB million        RMB million

      Telephone handsets and other customer end-products held for resale, at cost            144                155
      Consumables, at cost                                                                   328                261
                                                                                    --------------     --------------

      Total                                                                                  472                416
                                                                                    ==============     ==============

18    Prepayments, other receivables and other current assets

                                                                                                 Group
                                                                                    ---------------------------------
                                                                                           As at December 31
                                                                                    ---------------------------------
                                                                                            2005                2006
                                                                                             RMB                 RMB
                                                                                         million             million

       Prepaid expenses, deposits and other current assets                                   999                 808
       Other receivables                                                                     485                 629
                                                                                    -------------      --------------

       Total                                                                               1,484               1,437
                                                                                    =============      ==============

       Included in the other current assets is deferred subscriber acquisition costs of RMB274 million (2005: RMB324 million).

       The carrying value of prepayments and other receivables approximates their fair values based on cash flows discounted using a rate based on the average short-term borrowing rate of 6.12% (2005: 5.58%).

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19    Fixed assets

                                                            Telecommunications     Furniture, fixture, motor
                                                                      networks            vehicles and other
                                              Buildings          and equipment                     equipment           Total
                                             -----------    -------------------    ---------------------------    ------------
                                                    RMB                  RMB                          RMB                RMB
                                                million              million                      million            million
Cost / valuation:
Balance at January 1, 2005                       25,967              264,383                       13,788            304,138
Reclassifications                                   818               (4,981)                       4,163                  -
Additions                                           413                  975                          490              1,878
Transferred from construction in progress         1,659               23,106                        2,053             26,818
Disposals/write off                                 (48)              (1,940)                        (541)            (2,529)
Distributed to owner upon reorganization
  for the Acquisition of New Horizon             (1,759)              (1,242)                        (183)            (3,184)
                                             -----------    -------------------    ---------------------------    ------------

Balance at December 31, 2005                     27,050              280,301                       19,770            327,121
                                             -----------    -------------------    ---------------------------    ------------

Accumulated depreciation:
Balance at January 1, 2005                       (5,382)            (124,673)                      (7,186)          (137,241)
Reclassifications                                  (354)               1,170                         (816)                 -
Charge for the year                                (956)             (21,541)                      (2,157)           (24,654)
Disposals/write off                                   4                1,662                          451              2,117
Distributed to owner upon reorganization
  for the Acquisition of New Horizon                487                  743                           90              1,320
                                             -----------    -------------------    ---------------------------    ------------

Balance at December 31, 2005                     (6,201)            (142,639)                      (9,618)          (158,458)
                                             -----------    -------------------    ---------------------------    ------------

Net book value at December 31, 2005              20,849              137,662                       10,152            168,663
                                             ===========    ===================    ===========================    ============
Net book value at January 1, 2005                20,585              139,710                        6,602            166,897
                                             ===========    ===================    ===========================    ============

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19    Fixed assets (continued)

                                                            Telecommunications     Furniture, fixture, motor
                                                                      networks            vehicles and other
                                              Buildings          and equipment                     equipment           Total
                                             -----------    -------------------    ---------------------------    ------------
                                                    RMB                  RMB                          RMB                RMB
                                                million              million                      million            million
Cost / valuation:
Balance at January 1, 2006                       27,050              280,301                        19,770           327,121
Additions                                            52                  755                           635             1,442
Transferred from construction in progress           688               21,449                         2,621            24,758
Disposals/write off                                  (5)              (1,947)                         (543)           (2,495)
Disposal of ANC Group                              (172)                (636)                          (45)             (853)
Fixed assets revaluation deficit, net                 -              (10,659)                       (3,588)          (14,247)
                                             -----------    -------------------    ---------------------------    ------------

Balance at December 31, 2006                     27,613              289,263                        18,850           335,726
                                             -----------    -------------------    ---------------------------    ------------

Accumulated depreciation:
Balance at January 1, 2006                       (6,201)            (142,639)                       (9,618)         (158,458)
Depreciation charge for the year                   (995)             (21,842)                       (2,282)          (25,119)
Disposals/write off                                   3                1,315                           443             1,761
Disposal of ANC Group                                51                  261                            28               340
Fixed assets revaluation deficit, net                 -               11,778                         2,016            13,794
                                             -----------    -------------------    ---------------------------    ------------

Balance at December 31, 2006,                    (7,142)            (151,127)                       (9,413)         (167,682)
                                             -----------    -------------------    ---------------------------    ------------

Net book value at December 31, 2006              20,471              138,136                         9,437           168,044
                                             ===========    ===================    ===========================    ============
Net book value at January 1, 2006                20,849              137,662                        10,152           168,663
                                             ===========    ===================    ===========================    ============

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19    Fixed assets (continued)

      (a)  The net book value of assets held under finance lease is as follows:

                                                  Telecommunications     Furniture, fixture, motor
                                                            networks            vehicles and other
                                    Buildings          and equipment                     equipment           Total
                                   -----------    -------------------    ---------------------------    ------------
                                          RMB                  RMB                          RMB                RMB
                                      million              million                      million            million
As at December 31, 2006                     -                2,000                           62              2,062
                                   ===========    ===================    ===========================    ============

As at December 31, 2005                     1                2,551                          109              2,661
                                   ===========    ===================    ===========================    ============

           The depreciation charge on assets held under finance lease amounted to RMB351 million in the year ended December 31, 2006 (2005: RMB367 million ; 2004 : RMB389 million).

      (b)The analysis of the cost or revaluation of the fixed assets of the Group is as follows:

                                                 Telecommunications     Furniture, fixture, motor
                                                           networks            vehicles and other
                                   Buildings          and equipment                     equipment           Total
                                  -----------    -------------------    ---------------------------    ------------
                                         RMB                  RMB                          RMB                RMB
                                     million              million                      million            million

December 31, 2006
Cost                                  27,613                    -                            -             27,613
Valuation                                  -              289,263                       18,850            308,113
                                  -----------    -------------------    ---------------------------    ------------

                                      27,613              289,263                       18,850            335,726
                                  ===========    ===================    ===========================    ============

December 31, 2005
Cost                                  27,050                    -                            -             27,050
Valuation                                  -              280,301                       19,770            300,071
                                  -----------    -------------------    ---------------------------    ------------

                                      27,050              280,301                       19,770            327,121
                                  ===========    ===================    ===========================    ============

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19  Fixed assets (continued)

    (c) As required by the PRC rules and regulations relevant to the Listing Reorganization, each class of fixed assets other than lease prepayments for land and buildings as at December 31, 2003 was valued by Beijing China Enterprise Appraisal Co. Ltd. (the "PRC valuer"), an independent valuer registered in the PRC, on a depreciated replacement cost basis. The value of such assets in the PRC injected into the Group was determined at RMB122,456 million. Such revalued amounts served as the tax base of the assets with immediate effect. The surplus on revaluation of certain fixed assets of RMB2,982 million was credited to the revaluation reserve while the deficit arising from the revaluation of certain fixed assets of RMB25,778 million was recognized as an expense for the year ended December 31, 2003.

         For the Listing Reorganization, valuations of the lease prepayments for land and buildings of the Group were also performed. The surplus value of such assets was determined at RMB6,967 million. Such amounts served as the tax base for such assets with immediate effect. Details have been set out in Note 31(iii).

         As required by the PRC rules and regulations relevant to the Acquisition of New Horizon, each class of fixed assets, other than lease prepayments for land and buildings in the PRC, acquired as at December 31, 2004, was valued by the PRC valuer, on a depreciated replacement cost basis. The value of such acquired assets in the PRC was determined at RMB42,879 million. Such amounts served as the tax base for such assets with immediate effect. The surplus on revaluation of certain fixed assets of RMB3,863 million was credited to the revaluation reserve while the deficit arising from the revaluation of certain fixed assets of RMB11,318 million was recognized as an expense for the year ended December 31, 2004.

         For the Acquisition of New Horizon, valuations of the lease prepayments for land and buildings were also performed. The surplus value of such assets was determined at RMB2,553 million. Such amounts served as the tax base for such assets with immediate effect. Details have been set out in Note 31(iii).

         According to the group's accounting policies, each class of fixed assets of the Group other than buildings as at December 31, 2006 has been revalued by the PRC valuer on a depreciated replacement cost basis. The value of such fixed assets was determined at RMB147,573 million. The net deficit arising on the revaluation was RMB453 million, the net deficit was split between a credit to the revaluation reserve amounting to RMB1,071 million and an expense to the profit and loss account of RMB1,524 million for the year.

         The respective carrying amounts of the telecommunication networks and equipment and furniture, fixtures, motor vehicles and other equipment would have been RMB153,368 million and RMB11,651 million as at December 31, 2006 and RMB158,193 million and RMB11,233 million as at December 31, 2005 had they been stated at cost less accumulated depreciation.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19   Fixed assets (continued)

         Regarding the revaluation of fixed assets carried out at December 31, 2006, the carrying amounts of these fixed assets and, where applicable, the corresponding revalued amounts of these assets are as follows:

                                                            Historical         Revaluation       Revaluation      Revalued
                                                         carrying amount         surplus             deficit       amount
                                                         -----------------     -------------    -------------    ----------
                                                                   RMB                RMB               RMB           RMB
                                                               million            million           million       million
        At December 31, 2006
        Telecommunication networks and equipment               137,017              9,048            (7,929)       138,136
        Furniture, fixtures, motor  vehicles and other
         equipment                                              11,009                436            (2,008)         9,437
                                                         -----------------     -------------    -------------    ----------

                                                               148,026              9,484            (9,937)       147,573
                                                         =================     =============    =============    ==========

20    Construction in progress

                                                                                         As at December 31
                                                                                -----------------------------------
                                                                                          2005                2006
                                                                                ---------------     ---------------
                                                                                   RMB million         RMB million

        Balance at beginning of year                                                    10,597               6,822
        Additions                                                                       23,258              24,863
        Transferred to fixed assets                                                    (26,818)            (24,758)
        Transferred to intangible assets                                                     -                (572)
        Distributed to owner in accordance with the Acquisition of New Horizon            (215)                  -
                                                                                ---------------     ---------------

             Balance at end of year                                                      6,822               6,355
                                                                                ===============     ===============

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


21   Lease prepayment

                                                             As at December 31
                                                         -----------------------
                                                            2005         2006
                                                        -----------  -----------
                                                        RMB million  RMB million

Lease prepayments for land (i)                                1,949        2,046
Lease prepayments for network capacity (ii)                    --            318
                                                        -----------  -----------

                                                              1,949        2,364
                                                        ===========  ===========

     (i) Lease prepayments for land

     This represents land use rights held in the PRC and their net book value is analyzed as follows:

                                                         As at December 31
                                                     -------------------------
                                                         2005          2006
                                                     -----------   -----------
                                                     RMB million   RMB million

        Held for
        Lease of between 10 to 50 years                    1,933         2,024
        Lease of less than 10 years                           16            22
                                                     -----------   -----------

                                                           1,949         2,046
                                                     ===========   ===========

     The movement of the lease prepayments for land is as follows:

                                                          As at December 31
                                                     --------------------------
                                                        2005            2006
                                                     -----------    -----------
                                                     RMB million    RMB million

        Balance at beginning of year                       1,746          1,949
        Additions                                            280            165
        Amortization for the year                            (37)           (68)
        Distributed to owner in accordance with
        the Acquisition of New Horizon                       (40)             --
                                                     -----------    -----------
Balance at end of year                                     1,949          2,046
                                                     ===========    ===========

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21   Lease prepayment (continued)

     (ii) Lease prepayments for network capacity

          The net book value is analyzed as follows:

                                                            As at December 31
                                                       -------------------------
                                                           2005          2006
                                                       -----------   -----------
                                                       RMB million   RMB million

Held for Lease of between 10 to 50 years                      --             318
                                                       -----------   -----------

Balance at end of year                                        --             318
                                                       ===========   ===========

     The movement of the lease prepayments for network capacity is as follows:

                                                           As at December 31
                                                       -------------------------
                                                           2005          2006
                                                       -----------   -----------
                                                       RMB million   RMB million

Balance at beginning of year                                  --            --
Additions                                                     --             318
Amortization for the year                                     --            --
                                                       -----------   -----------

Balance at end of year                                        --             318
                                                       ===========   ===========

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22   Intangible assets

                                               Negative      Purchased    Sponsorship
                                               goodwill       software           fees          Total
                                                    RMB            RMB            RMB            RMB
                                                million        million        million        million

     Cost:
Balance at January 1, 2005                         (179)         1,250             --          1,072
Impact of adoption of HKFRS 3 :
 Transfer of negative goodwill to
 retained earnings (Note 3(b))                      181             --             --            181
                                            -----------    -----------    -----------    -----------
Balance at January 1, 2005                            3          1,250             --          1,253
Additions                                            --            663            540          1,203
Balance at December 31, 2005                          3          1,913            540          2,456

Accumulated amortization:
Balance at January 1, 2005                           (3)          (702)            --           (705)
Amortization for the year                            --           (223)          (135)          (358)
Balance at December 31, 2005                         (3)          (925)          (135)        (1,063)

Net book value at January 1, 2005                    --            548             --            548

Net book value at December 31, 2005                  --            988            405          1,393

Cost:
Balance at January 1, 2006                            3          1,913            540          2,456
Additions                                            --             94            --             94
Transferred from construction in progress            --            572             --            572
Write off                                            (3)          (692)            --           (695)
Balance at December 31, 2006                         --          1,887            540          2,427

Accumulated amortization:
Balance at January 1, 2006                           (3)          (925)          (135)        (1,063)
Amortization for the year                            --           (336)          (135)          (471)
Write off                                             3            692             --            695
Balance at December 31, 2006                         --           (569)          (270)          (839)

Net book value at January,1, 2006                    --            988            405          1,393

Net book value at December 31, 2006                  --          1,318            270          1,588
-----------------------------------------------------------------------------------------------------


The intangible assets will be fully amortized in the five succeeding fiscal years.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23   Other non-current assets

                                                          As at December 31
                                                     -------------------------
                                                         2005         2006
                                                     -----------   -----------
                                                     RMB million   RMB million


Installation costs                                         4,197         3,525
Prepaid network capacity                                   1,454          --
Others                                                       383           441
                                                     -----------   -----------

                                                           6,034         3,966
                                                     ===========   ===========

24   Discontinued operations

     On June, 2, 2006, the Group entered into an agreement with third party buyers to dispose of its entire interest in the ANC Group for an aggregate cash consideration of US$168.84 million, at fair value determined by both parties. The disposal was completed on August 22, 2006. The gain on disposal amounted to RMB1, 878 million. The results and cash flows of the ANC Group for the year ended December 31, 2006 are presented as discontinued operations.

     The income statement and cash flow statement related to the ANC Group are as follows:

                                                                       For the period
                                         For the year    For the year          From 1
                                                ended           ended        January,
                                         31 December,    31 December,         2006 to
                                                 2004            2005      22 August,
                                  Note                                           2006
                                         --------------------------------------------
                                                  RMB             RMB             RMB
                                              million         million         million

Discontinued operations:

Revenues                                        1,213           1,371             980
Expenses                                       (1,921)         (1,598)         (1,038)
                                         --------------------------------------------

Loss before taxation                             (708)           (227)            (58)
                                         --------------------------------------------

Taxation                                           (3)              1              (1)
                                         --------------------------------------------

Loss for the period/year of
discontinued operations                          (711)           (226)            (59)
Gain on disposal of discontinued
operations                                       --              --             1,878
                                         --------------------------------------------

(Loss)/profit for the year/period from
discontinued operations                          (711)           (226)          1,819
                                         ============================================

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24   Discontinued operations (continued)

                                                                          For the period
                                            For the year    For the year          From 1
                                                   ended           ended        January,
                                            31 December,    31 December,         2006 to
                                                    2004            2005      22 August,
                                  Note                                              2006
                                            --------------------------------------------
                                                     RMB             RMB             RMB
                                                 million         million         million
Discontinued operations:
Net cash outflow/(inflow)
 from operating activities                          (474)             74             183
                                            --------------------------------------------

Cash outflow from investing activities              (228)           (312)           (182)
Cash inflow from disposal of ANC Group 37(c)          --              --           1,164
                                            --------------------------------------------
Net cash outflow/(inflow) for
  investing activities                              (228)           (312)            982

Net cash inflow from financing activities            503             108            --
                                            --------------------------------------------

Cash flows from discontinued operations              (199)           (130)          1,165
                                            ============================================

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25   Accounts payable

                                                         As at December 31
                                                   ---------------------------
                                                      2005             2006
                                                   -----------     -----------
                                                   RMB million     RMB million


0-30 days                                                6,281           5,762
31-60 days                                               1,796           2,236
61-90 days                                               1,297           1,449
91-180 days                                              1,940           2,989
Over 180 days                                            5,405           5,218
                                                   -----------     -----------

Total                                                   16,719          17,654
                                                   ===========     ===========

     Included in accounts payable are amounts due to other state-owned telecommunications operators amounting to RMB97 million on December 31, 2006.(2005: RMB48 million).

26   Accruals and other payables

                                                               Group
                                                     -------------------------
                                                          As at December 31
                                                     -------------------------
                                                           2005           2006
                                                     ----------     ----------
                                                            RMB            RMB
                                                        million        million


Accrued expenses                                            872            549
Other payables                                            3,033          2,507
                                                     ----------     ----------

Total                                                     3,905          3,056
                                                     ==========     ==========

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27   Bank and other loans

     (a)(i) On July 20, 2006, the Group issued RMB10 billion one-year unsecured commercial papers in the PRC capital market and raised net cash proceeds of RMB9,676 million from this exercise. The commercial papers are interest bearing at 3.35%.

     (ii) The short term bank loans on December 31, 2006 were unsecured and comprise:

                                                            As at December 31
                                                     --------------------------
 Currency       Interest rate and final maturity           2005            2006
------------    --------------------------------     -----------    -----------
                                                     RMB million    RMB million


     RMB                   Interest rates ranging
     denominated           from 4.86% to5.51% per
                           annum with maturity
                           through December 26, 2007      47,341         30,980
                                                     ===========    ===========

          The carrying values of short term bank loans approximate their fair values which are based on cash flows discounted using a rate based on the borrowing rate of 4.86%-5.51% (December 31, 2005:
          4.70%-5.02%).

          Included in the short-term bank loans were loans from state-owned banks amounting to RMB29,700 million as at December 31, 2006 (December 31, 2005: RMB46,541 million).

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27   Bank and other loans (continued)

     (b)  The Group's long term bank and other loans comprise:

                                                        As at December 31
                                                   --------------------------
                                              Note        2005           2006
                                                   -----------    -----------
                                                   RMB million    RMB million


Long term bank loans                   (i)              22,734         29,560
Finance lease obligations             (ii)               2,255            963
                                                   -----------    -----------

                                                        24,989         30,523
                                                   ===========    ===========

Less: Current portion                                   (6,846)        (7,304)
                                                   -----------    -----------

                                                        18,143         23,219
                                                   ===========    ===========

          The carrying values of the current portion of long term bank loans approximate their fair values which are based on cash flows discounted using a rate based on the borrowing rate of 6.12% (December 31, 2005: 5.58%).

          Included in the long term bank loans were loans from state-owned banks amounting to RMB29,560 million as at December 31, 2006 (2005:
          RMB22,685 million).

     (i)  Long term bank loans

                                                         As at December 31
                                                  -----------------------------
                                                      2005             2006
                                                  -----------       -----------
                                                  RMB million       RMB million


Loans
   Unsecured                                           22,414            29,220
   Secured                                                320               340
                                                  -----------       -----------

Total                                                  22,734            29,560
                                                  -----------       -----------

Less: Current portion                                  (5,579)           (6,446)
                                                  -----------       -----------

Long term loans                                        17,155            23,114
                                                  ===========       ===========

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27   Bank and other loans (continued)

     (b)  The Group's long term bank and other loans comprise (continued):

          (i)  Long term bank loans (continued)

               The Group's long term bank loans were repayable as follows:

                                                          As at December 31
                                                     -------------------------
                                                            2005          2006
                                                     -----------   -----------
                                                     RMB million   RMB million

Within one year                                            5,579         6,446
In the second year                                         7,774         6,491
In the third to fifth year,
  inclusive                                                5,886         9,723
After the fifth year                                       3,495         6,900
                                                     -----------   -----------

                                                          22,734        29,560
                                                     ===========   ===========

                                                     As at December 31
                                         -------------------------------------
 Currency          Interest rate and
                    final maturity                    2005                2006
 --------------    -----------------     -----------------   -----------------
                                            RMB million        RMB million
 Bank loan

 Renminbi          Interest rates
 denominated        ranging from
                    2.40%  to
                    10.08% per
                    annum with
                    maturity through
                    December 20,
                    2019                            20,736              28,128

 US Dollar         Interest rates
 denominated        ranging from
                    1.25% to 6.44%
                    per annum with
                    maturity through
                    October 31, 2039                 1,241                 721

 Japanese          Interest rate is
 Yen                2.12% per annum
 denominated        with maturity
                    through January
                    7, 2014                            327                 276

 Euro              Interest rates
 denominated        ranging from
                    0.50%  to 7.35%
                    per annum with
                    maturity through
                    March 15, 2034                     430                 435
                                         -----------------   -----------------

                                                    22,734              29,560
                                         =================   =================

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27   Bank and other loans (continued)

          As at December 31, 2006, bank loans of RMB340 million (December 31, 2005: RMB320 million) were secured by the following:

          o Corporate guarantees granted by China Netcom Group to the extent of RMB65 million (December 31, 2005: RMB75 million); and

          o Corporate guarantees granted by third parties to the extent of RMB275 million (December 31, 2005: RMB245 million).

     (b)  The Group's long term bank and other loans comprise (continued):

          (ii) Finance lease obligations

                                                        As at December 31
                                                   --------------------------
                                                       2005           2006
                                                   -----------    -----------
                                                   RMB million    RMB million


Obligation under finance leases                          2,255            963
Less: current portion                                   (1,267)          (858)
                                                   -----------    -----------
                                                           988            105
                                                   ===========    ===========

          The accumulated finance lease obligation as at December 31, 2006 amounted to RMB963 million. (2005: RMB2,255 million).

          The interest rates charged on finance lease are ranging from2.68% to 6.83% with maturity through December 8, 2008 (2005: 2.50% to 5.70% with maturity through December 31, 2008).

          The Group's liabilities under finance leases are analyzed as follows:

                                                          As at December 31
                                                     --------------------------
                                                        2005            2006
                                                     -----------    -----------
                                                     RMB million    RMB million


Within one year                                            1,319            888
In the second year                                           903            106
In the third to fifth year, inclusive                        106           --
                                                     -----------    -----------
                                                           2,328            994

Less: future finance charges on finance leases               (73)           (31)
                                                     -----------    -----------

Present value of finance lease liabilities                 2,255            963
                                                     ===========    ===========

The present value of finance lease
liabilities is as follows:

Within one year                                            1,267            858
In the second year                                           885            105
In the third to fifth year, inclusive                        103           --
                                                     -----------    -----------

                                                           2,255            963
                                                     ===========    ===========

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27    Bank and other loans (continued)

     (c) The fair value of the Group's non-current portion of long term bank and other loans at December 31, 2006 and 2005 were as follows:

                                                          As at December 31
                                                     -------------------------
                                                         2005         2006
                                                     -----------   -----------
                                                     RMB million   RMB million


Long term bank loans                                      15,571        21,209
Finance lease obligations                                    958            85
                                                     -----------   -----------
                                                          16,529        21,294
                                                     ===========   ===========

          The fair value is based on cash flows discounted using rates based on the borrowing rates of ranging from 3.75% to 8.33% (December 31, 2005: 2.54% to 6.12%).

28   Amount due from/(to) holding companies and fellow subsidiaries

                                                          As at 31 December
                                                     -------------------------
                                      Note               2005          2006
                                                     -----------   -----------
                                                     RMB million   RMB million

         Current:

Due from ultimate holding company      (a)                    89           173
Due from other holding companies       (a)                     1             3
Due from fellow subsidiaries           (a)                   157           176
                                                     -----------   -----------

Total                                                        247           352
                                                     ===========   ===========


Due to ultimate holding company
  -Deferred consideration              (b)                 1,960         1,960
  -Others                              (a)                 3,877         3,282
Due to fellow subsidiaries             (a)                 3,153         2,277
                                                     -----------   -----------

Total                                                      8,990         7,519
                                                     ===========   ===========

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Non-current:

Due to ultimate holding company
  -Deferred consideration              (b)                 7,840         5,880
                                                     -----------   -----------

Total                                                      7,840         5,880
                                                     ===========   ===========

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28   Amount due from/ (to) holding companies and fellow subsidiaries
     (continued)

     Note:

     (a) These are interest free, unsecured and have no fixed terms of repayment.

     (b) Balance represents the deferred payments arising from the Acquisition of New Horizon outstanding at year end. The balance is charged at interest rate of 5.265 % per annum with final maturity through June 30, 2010. The deferred payment is analyzed as follows:

                                                           As at 31 December
                                                       -------------------------
                                                          2005          2006
                                                       -----------   -----------
                                                       RMB million   RMB million

Within one year                                              1,960         1,960
In the second year                                           1,960         1,960
In the third to fifth year, inclusive                        5,880         3,920
                                                       -----------   -----------

Total                                                        9,800         7,840
                                                       ===========   ===========

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29   Deferred revenues

                                                          As at December 31
                                                     --------------------------
                                                        2005            2006
                                                     -----------    -----------
                                                     RMB million    RMB million

Balance at beginning of year:
-upfront connection fees                                   8,910          5,505
-upfront installation fees                                 7,638          6,769
-advances from network capacity sales                      2,173          2,354
-prepaid telephony services                                4,143          4,272
                                                     -----------    -----------

                                                          22,864         18,900
                                                     -----------    -----------

Additions for the yeariG
-upfront connection fees                                    --             --
-upfront installation fees                                   573            357
-advances from network capacity sales                        461            236
-prepaid telephony services                               24,435         30,360
                                                     -----------    -----------

                                                          25,469         30,953
                                                     -----------    -----------

Reductions for the yeariG
-upfront connection fees                                  (3,405)        (2,406)
-upfront installation fees                                (1,442)        (1,359)
-advances from network capacity sales                       (280)        (2,590)
-prepaid telephony services                              (24,306)       (29,567)
                                                     -----------    -----------

                                                         (29,433)       (35,922)
                                                     -----------    -----------

    Included: Disposal of the ANC Group
                - advances from network capacity
                  sales                                     --           (2,450)
                - prepaid telephony services                --             (144)
                                                     -----------    -----------

                                                            --           (2,594)
                                                     -----------    -----------

Balance at end of yeariG
- upfront connection fees                                  5,505          3,099
- upfront installation fees                                6,769          5,767
- advances from network capacity sales                     2,354           --
- prepaid telephony services                               4,272          5,065
                                                     -----------    -----------

                                                          18,900         13,931
                                                     -----------    -----------

Representing:
- Current portion                                          7,975          7,733
- Non-current portion                                     10,925          6,198
                                                     -----------    -----------

                                                          18,900         13,931
                                                     ===========    ===========

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30    Provisions

                                    Early retirement    One-off cash housing
                                            benefits               subsidies                   Total
                                --------------------    --------------------    --------------------
                                                 RMB                     RMB                     RMB
                                             million                 million                 million
                                              Note a              Note a & b

As at 1 January, 2006                          3,763                   3,440                   7,203
Additional provisions                           --                      --                      --
Payments during the year                        (626)                   (255)                   (881)
                                --------------------    --------------------    --------------------

As at  31 December, 2006                       3,137                   3,185                   6,322
                                ====================    ====================    ====================

Analysis of total provisions:
-Current portion                                 551                   3,185                   3,736
-Non-current portion                           2,586                    --                     2,586
                                --------------------    --------------------    --------------------

                                               3,137                   3,185                   6,322
                                ====================    ====================    ====================

As at 1 January, 2005                          4,192                   3,509                   7,701
Additional provisions                              2                    --                         2
Payments during the year                        (431)                    (69)                   (500)
                                --------------------    --------------------    --------------------

At December 31, 2005                           3,763                   3,440                   7,203
                                ====================    ====================    ====================

Analysis of total provisions:
-Current portion                                 589                   3,440                   4,029
-Non-current portion                           3,174                    --                     3,174
                                --------------------    --------------------    --------------------

                                               3,763                   3,440                   7,203
                                ====================    ====================    ====================


     (a) Certain staff quarters, prior to 1998, have been sold to the Group's employees, subject to a number of eligibility requirements, at preferential prices. In 1998, the State Council issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of the allocation of staff quarters. However, the specific timetable and procedures for the implementation of these policies were to be determined by individual provincial or municipal government based on the particular situation of the provinces or municipality.

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

     (b) Pursuant to the Listing Reorganization and the Acquisition of New Horizon, if the actual payments required for these subsidies and early retirement benefits differ from the amount provided as at June 30, 2004 and June 30, 2005 respectively, China Netcom Group will bear any additional payments required or will be paid the difference if the actual payments are lower than the amount provided.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31   Deferred taxation

     Movements of the deferred tax assets and liabilities are as follows:

                                                Balance on              Recognized              Balance on              Balance on
                                       December 31st, 2005     in income statement    Recognized in equity      December 31st,2006
                                      --------------------    --------------------    --------------------    --------------------
                                               RMB million             RMB million             RMB million             RMB million
                                      --------------------    --------------------    --------------------    --------------------
                                                   Note                                            Note
Deferred tax assets:
Deferred revenue, primarily
advances from customers                             170                     (43)                   --                       127

Temporary differences from
 allowance for doubtful debts                       350                     (36)                   --                       314

Unrecognized revaluation
 surplus and deficit (Note iii)                   2,861                     (51)                   --                     2,810


Others                                               99                     109                    --                       208

                                      --------------------    --------------------    --------------------    --------------------
Balance at end of year                            3,480                     (21)                   --                     3,459
                                      ====================    ====================    ====================    ====================

Deferred tax liabilitiesiG
Interest capitalized                              (1261)                    472                    --                      (789)
Depreciation
 of fixed assets (Note i)                          --                        52                  (353)                     (301)
Others                                              (63)                     (3)                   --                       (66)
                                      --------------------    --------------------    --------------------    --------------------


Balance at end of year                           (1,324)                    521                  (353)                   (1,156)
                                      ====================    ====================    ====================    ====================

The amounts in the consolidated
 balance sheet are as follows:

Deferred tax assets to be recovered
 after more than 12 months                        2,906                    --                      --                     2,860
                                      --------------------    --------------------    --------------------    --------------------

Deferred tax liabilities to be
 settled after more than 12 months               (1,190)                   --                      --                    (1,014)
                                      --------------------    --------------------    --------------------    --------------------

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31   Deferred taxation (continued)


                                           Balance at        Recognized                                            Balance at
                                         December 31,         in income        Recognized        Recognized      December 31,
                                                 2004         statement         in equity         in equity              2005
                                     ----------------  ----------------  ----------------  ----------------  ----------------
                                          RMB million       RMB million       RMB million       RMB million       RMB million
                                     ----------------  ----------------  ----------------  ----------------  ----------------
                                                                                 Note(ii)        Note (iii)
Deferred tax assets:
Deferred revenue, primarily
 advances from customers                          208               (29)               (9)             --                 170
Temporary differences from
 allowance for doubtful debts                     398               245              (293)             --                 350
Unrecognized revaluation
 surplus and deficit (iii)                      2,114               (96)             --                 843             2,861
Provision for early
 retirement benefits                              597               (99)             (498)             --                --
Depreciation of fixed assets                      325                95              (420)             --                --
Others                                            162               (10)              (53)             --                  99
                                     ----------------  ----------------  ----------------  ----------------  ----------------

Balance at end of year                          3,804               106            (1,273)              843             3,480
                                     ================  ================  ================  ================  ================

Deferred tax liabilitiesiG
Interest capitalized                           (1,489)               32               196              --              (1,261)
Others                                            (87)               24              --                --                 (63)
                                     ----------------  ----------------  ----------------  ----------------  ----------------

Balance at end of year                         (1,576)               56               196              --              (1,324)
                                     ================  ================  ================  ================  ================

The amounts in the consolidated
 balance sheet are as follows:
Deferred tax assets to be
 recovered after more than
  12 months                                     2,997              --                --                --               2,906
                                     ----------------  ----------------  ----------------  ----------------  ----------------
Deferred tax liabilities to be
 settled after more than 12 months             (1,318)             --                --                --              (1,190)
                                     ----------------  ----------------  ----------------  ----------------  ----------------

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31   Deferred taxation (continued)

     Notes:

     (i) According to the Group's accounting policy as set out in note 4(k), the fixed assets other than the lease prepayments for land and buildings of the Group were revalued by the PRC valuer on a depreciated replacement cost basis as disclosed in note 19. The revalued amounts are not used to determine the tax bases of these assets in the future years. Accordingly, the Group's deferred tax liabilities on the balance sheet decreased by RMB150million. The net reduction comprised RMB353 million, being the deferred tax liabilities originated from the revaluation surplus of fixed assets which was debited to revaluation reserves, offset by RMB503 million, being the deferred tax assets originated from the revaluation deficit of fixed assets which was credited to profit and loss for the year.

     (ii) In connection with the Listing Reorganization and the Acquisition of New Horizon, certain of the Group's telecommunication networks and equipment and furniture, fixtures, motor vehicles and other equipment were revalued as at December 31, 2003 and 2004. Such revalued amounts determine the tax bases for these assets for future years. In addition, except for the item described in Note (iii) below, the tax bases of certain assets and liabilities have been adjusted to the revalued amounts incorporated as the carrying values in the balance sheet.

          In connection with the Acquisition of New Horizon, the Group's net deferred tax assets were subsequently reduced by RMB1,077 million (comprising deferred tax assets of RMB1,273 million and deferred tax liabilities of RMB196 million), and this decrease was recorded as a debit to owners' equity upon the date of the Reorganization on June 30, 2005. The RMB1,077 million deduction comprises RMB1,097 million, being deferred tax liabilities originating from the revaluation surplus of fixed assets recorded and credited to revaluation reserves offset by RMB2,174 million deferred tax assets debited to retained earnings.

     (iii) In addition, in order to determine the tax bases used for future years after the Listing Reorganization and the Acquisition of New Horizon, the Group's up-front prepayments for the leasehold land and buildings were revalued for PRC tax purposes as at 31 December, 2003 and 2004. However, the resulting revaluations of the up-front prepayments made for the leasehold land and buildings were not incorporated into the consolidated financial statements. As a result, deferred tax assets were subsequently recorded with corresponding increases in owners' equity upon the Listing Reorganization on 30 June, 2004 and the Acquisition of New Horizon on 30 June, 2005. In the opinion of the directors, it is more likely than not that the Group will realize the benefits of the deferred tax asset after making reference to the historical taxable income of the Group.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31   Deferred taxation (continued)

          The amount is to be transferred to retained earnings upon the corresponding realization of the underlying deferred tax assets.

          During the Listing Reorganization, the leasehold land and buildings had a net surplus on revaluation of RMB6,967 million as at 31 December, 2003. As explained in the preceding paragraph, a deferred tax asset of RMB2,355 million was subsequently recorded with a corresponding increase in owner's equity upon the Listing Reorganization on June 30, 2004.

          During the Acquisition of New Horizon, the leasehold land and buildings had a net surplus on revaluation of RMB2,553 million as at 31 December, 2005. As explained above, a deferred tax asset of RMB843 million was subsequently recorded with a corresponding increase in owner's equity upon the Acquisition on 30 June 2005.

          The amount of transfer to retained earnings from unrecognized revaluation surplus and deficit for the year ended December 31st, 2006 was RMB51 million. (2005: RMB96 million ; 2004 : RMB241 million).

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32   Share capital

                                                               Authorized
                         ---------------------------------------------------------------------------------------------------
                                                                                   Convertible preference shares of
                                Ordinary shares of US$0.04 each                               US$0.04 each
                         ------------------------------------------------   ------------------------------------------------
                          No of shares               US$      RMB Million     No of shares              US$      RMB Million
                         --------------   --------------   --------------   --------------   --------------   --------------
AS at 1 January, 2005,
 31 December, 2005
 and 2006                25,000,000,000    1,000,000,000            8,277        7,741,782          309,671                3
                         ==============   ==============   ==============   ==============   ==============   ==============

                                                                  Issued
                         ---------------------------------------------------------------------------------------------------
                                                                                   Convertible preference shares of
                                Ordinary shares of US$0.04 each                               US$0.04 each
                         ------------------------------------------------   ------------------------------------------------
                          No of shares               US$      RMB Million     No of shares              US$      RMB Million
                         --------------   --------------   --------------   --------------   --------------   --------------

 AS at 1 January ,
  2005 and 2006           6,593,529,000      263,741,160            2,181             --               --               --
                         --------------   --------------   --------------   --------------   --------------   --------------


Exercise of share
 option (Note)               57,114,500        2,284,580               18             --               --               --
                         --------------   --------------   --------------   --------------   --------------   --------------

AS at 31 December,
              2006        6,650,643,500      266,025,740            2,199             --               --               --
                         --------------   --------------   --------------   --------------   --------------   --------------

[table continued]

                            -------------------------------

                                        Total
                            -------------------------------
                                       US$      RMB Million
                            --------------   --------------
AS at 1 January, 2005,
 31 December, 2005
 and 2006                    1,000,309,671            8,280
                            ==============   ==============


                            -------------------------------

                                        Total
                            -------------------------------
                                       US$      RMB Million
                            --------------   --------------

 AS at 1 January ,
  2005 and 2006                263,741,160            2,181
                            --------------   --------------


Exercise of share
 option (Note)                   2,284,580               18
                            --------------   --------------

AS at 31 December,
              2006             266,025,740            2,199
                            --------------   --------------

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32   Share capital (continued)

    Note: For issuance under the plan, the Company issues new shares upon share option exercise based on the number of options exercised during the year. As at December 31, 2006, 40% of the 156,703,000 First Grant options (note 32) outstanding at January 1, 2006 were exercisable, of which 57,114,500 options (2005: Nil) were exercised during the year with an exercise price of HK$8.40. The total consideration received amounting to RMB490 million (2005:nil) and the portion exceeds the nominal value of the shares issued was recorded as share premium of the Company.

33   Share option scheme

     A share option scheme was approved pursuant to a directors' resolution on September 30th, 2004 ("Share Option Scheme"). Share options are granted to directors of the Company and to certain employees of the Group at the directors' discretion. Share options can be exercised at least 18 months from the later of the date of grant or the date of the listing of the shares of the Company on the Hong Kong Stock Exchange and subject to certain vesting restrictions on timing.

     On October 22nd, 2004, 158,640,000 share options with an exercise price of HK$8.40 each were granted to the directors of the Company and certain employees of the Group (the "First Grant").

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

     On December 6th, 2005, the board of directors approved the granting of 79,320,000 shares of share options to certain management personnel and other professional personnel designated by the Compensation Committee of the newly acquired four northern provinces/autonomous region. ("Second Grant").

     The grant date fair value of the share options granted in the First Grant is determined by the Black-Scholes model based on the following assumptions: expected dividend pay-out ratio of 35%, expected vesting period of 5 years, expected volatility rate of 23.6% and risk-free interest rate of 4.3%. The weighted average fair value of the share options on grant date was determined as HK$ 1.22 per share (RMB1.28 per share). The grant date fair value of the share options granted in the Second Grant is determined by the Black-Scholes model based on the following assumptions: expected dividend pay-out ratio of 35%, expected vesting period of 4 years, expected volatility rate of 21.46% and risk-free interest rate of 4.3%. The weighted average fair value of the share option on grant date was determined as HK$1.28 per share (RMB1.34 per share). The model that decided the weighted average fair value of the share options and the assumptions mentioned above are subjective, and the changes of these

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33   Share option scheme (continued)

     subjective assumptions could affect the weighted average fair value of the share option. Therefore, Black-Scholes model may not reliably calculate the weighted average fair value of the share options.

     Modifications to certain clauses of the share options schemes already granted were approved on 16 May 2006, pursuant to a resolution of the Extraordinary General Meeting. The modifications were mainly related to eligibility of the participants, number of options and exercise vesting schedules, rights upon cessation of employment, death and loss of capacity, performance targets, and cancellation of options. The modifications did not have significant impact to the financial statements.

     The movement of the share options granted during the year is summarized as follows :

                               No. of share options
               -------------------------------------------------------
                                                                                                       Weighted average closing
                                                                                                             price per share at
                                                                                                                respective days
                      As at                                                           As at   Exercise   immediately before the
                 January 1,                                                    December 31,      price     exercises of options
                       2005       Granted    Exercised   Lapsed    Cancelled           2005        HK$                      HK$
              -----------------------------------------------------------------------------------------------------------------
First Grant     157,720,000             -            -        -    1,017,000    156,703,000        8.4                        -
Second Grant              -    79,320,000            -        -            -     79,320,000      12.45                        -
              -----------------------------------------------------------------------------------------------------------------
Total           157,720,000    79,320,000            -        -    1,017,000    236,023,000       9.76                        -
              -----------------------------------------------------------------------------------------------------------------


                              No. of share options
              -------------------------------------------------------
                                                                                              Weighted average
                                                                                                 closing price
                                                                                                     per share
                                                                                            respective days at
                                                                                            immediately before
                   As at                                                  As at   Exercise      the  exercises    Exercisable as
              January 1,                                            December 31,     price          of options   of December 31,
                    2006  Granted   Exercised  Lapsed    Cancelled         2006        HK$                 HK$             2006
             -------------------------------------------------------------------------------------------------------------------
First Grant  156,703,000        -  57,114,500     300    1,975,500   97,612,700        8.4              14.46         4,776,380
Second Grant  79,320,000        -           -       -      285,800   79,034,200      12.45                  -                -
             -------------------------------------------------------------------------------------------------------------------
Total        236,023,000        -  57,114,500     300    2,261,300  176,646,900      10.21                  -         4,776,380
             -------------------------------------------------------------------------------------------------------------------


Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

The compensation cost recognized in staff cost during fiscal 2006, 2005 and 2004 was RMB18 million, RMB104 million, and RMB75 million. As of December 31, 2006, there was 106 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to non-vested stock-based awards granted to the Company's employees. This cost is expected to be recognized over a weighted-average period of 1.24 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures.

There were no capitalized share-based compensation costs during the years ended December 31, 2006 and 2005.

The intrinsic value for the exercised options amounting to HK$ 346 million is calculated as the difference between the market value on the date of exercise and the exercise price of the shares, and the aggregate intrinsic value of options outstanding, vested and expected to vest options, and options exercisable as of December 31, 2006 amounting to HK$ 1,879 million, HK$ 771 million, and HK$ 59 million respectively is calculated as the difference between the closing stock price as of December 29, 2006 and the exercise price of the shares.

The weighted average remaining contractual life for outstanding options, vested and expected to vest options, and options exercisable as of December 31, 2006 was 4.35 years, 4.35 years and 3.88 years, respectively.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34   Consolidated cash flow statements

     (a) Reconciliation of profit before taxation to net cash flows generated from the operating activities of continuing operation.

                                               Year ended December 31st
                                   --------------------------------------------
                                       2004             2005           2006
                                   --------------------------------------------
                                    RMB million     RMB million     RMB million
                                         Note 2          Note 2


Profit before taxation                    3,084          17,544          14,700
Depreciation of fixed assets and
 amortization of intangible assets       24,822          24,882          25,540
Lease prepayments for land                   51              37              68
Amortization of deferred
 revenues                               (24,040)        (29,482)        (33,137)
Deferred costs charged to the
 income statements                        3,555           2,473           1,002
Deficit on revaluation of fixed
 assets                                  11,318            --             1,524
Bad and doubtful debts                    1,158           1,148           1,009
Loss on disposal of fixed assets            198             360             606
Share-based compensation                   --               104              75
Other income                                 18            --              (621)
Dividend income                             (17)            (29)           --
Share of loss of associated
 companies                                    1
Interest income                             (69)           (131)           (132)
Interest expense                          3,601           3,556           3,876

Discount on foreign currency
 exchange forward contracts                  18            --              --

Unrealized loss on short-term
 investments                                  4            --              --
Foreign exchange gain                        98            (229)             (8)
                                   --------------------------------------------

Operating cash flow before
 working capital changes                 23,800          20,233          14,502
Increase in accounts receivable          (1,000)         (1,398)         (2,135)
Decrease in inventories and
 consumables                                108             768              54
Decrease in prepayments, other
 receivables and other current
  assets                                   (490)            775             252
Increase in other non-current
 assets                                  (3,052)           (529)           (343)
Increase/(decrease) in accounts
 payable                                  1,554          (3,277)          1,221
Decrease in accruals and other
 payables                                (2,985)         (1,374)         (3,115)
Increase in deferred revenues            19,841          25,434          30,614
                                   --------------------------------------------

Net cash inflow generated from
 operating activities of
 continuing operation                    37,776          40,632          41,050
                                   ============================================

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34   Consolidated cash flow statements (continued)

     (b)  Major non-cash transactions

          During 2005, the Group paid RMB3,000 million out of the total consideration for the Acquisition of the New Horizon. The remaining balance of RMB9,800 million was recognized as a deferred payment and is included in amounts due to the ultimate holding company. During the year ended December 31, 2006, payments made in respect of the purchase were RMB1,960 million, the unpaid balance at December 31, 2006 was RMB7,840 million.

          During 2005, the Group entered into finance lease arrangements in respect of newly acquired fixed assets with a total capital value at the inception of the lease of RMB338 million.

          During 2004, the immediate holding company assigned a loan to the Company which resulted in a direct debit to the Company's equity.


     (c)  Net investment gain from disposal of ANC Group

          On June 2, 2006, the Group entered into an agreement to dispose of its entire interest in the ANC Group for a consideration of US$168.84 million. The disposal was completed on August 22, 2006. At the completion date, the net liabilities of the disposed ANC Group comprised:

                                                        As at August 22, 2006
                                                      -------------------------
                                                                            RMB
                                                                        million

Net liabilities disposed of (excluding the cash
and cash equivalents) :
Accounts receivable and other current assets                                504
Fixed assets and other non-current assets                                 1,997
Current portion of deferred income                                         (308)
Accounts payable and other current liabilities                             (592)
Non-current portion of deferred income                                   (2,286)
Exchange differences realised                                               (29)
                                                      -------------------------
Net liabilities                                                            (714)
                                                      -------------------------

Gain on disposal                                                          1,878
                                                      -------------------------
Net cash inflow from disposal of ANC Group                               1,164
                                                      =========================
Satisfied by :
Cash consideration                                                        1,344
Less : Cash and cash equivalents of ANC                                    (180)
                                                      -------------------------

Net cash inflow                                                           1,164
                                                      -------------------------

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     35   Banking facilities

     As at 31 December, 2006 and 2005, the utilized and unutilized banking facilities are as follows:

                                                        Group
                                        -----------------    ------------------
                                                   As at 31 December
                                        -----------------    ------------------
                                                     2005                  2006
                                        -----------------    ------------------
                                              RMB million           RMB million


       Amount utilized                             70,075                60,541

       Amount unutilized                          104,731               115,588
                                        -----------------    ------------------

       Aggregate banking facilities               174,806               176,129
                                        =================    ==================

36   Commitments

     (a)Capital commitments
                                                 As at 31        As at 31
                                            December,2005   December,2006
                                            -------------   -------------
                                                      RMB             RMB
                                            -------------   -------------
                                                  million         million


Contracted but not provided for
-Leasehold land and buildings                         215              26
-Telecommunication networks and equipment           1,357           2,502
-Others                                               112               5
                                            -------------   -------------

Total                                               1,684           2,533

                                            =============   =============

Authorized but not contracted for
 -Leasehold land and buildings                          1            --
-Telecommunication networks and equipment             112             300
-Others                                              --              --
                                            -------------   -------------

                                                      113             300
                                            =============   =============

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36   Commitments (Continued)

     (b)  Operating lease commitments

          The Group has future minimum lease payments under non-cancelable operating leases in respect of premises and equipment as follows:

                                            As at  31         As at  31
                                        December,2005     December,2006
                                                  RMB               RMB
                                              million           million


Not later than one year                           583               734
Later than one year and not
 later than five years                            527             1,102
Later than five years                             186               517
                                      ---------------   ---------------

Total                                           1,296             2,353
                                      ---------------   ---------------

37   Related party transactions

     All state-controlled enterprises, their subsidiaries, their key management and their close family, and their employees represent related parties of the Group as defined by HKAS 24. China Netcom Group, the Group's parent company, is a state-controlled enterprise directly controlled by the PRC government which controls different state-owned enterprises driving the economy of the PRC. The Group is the dominant fixed line telecommunications service provider in northern China by virtue of its historical monopoly over these services. As a result, the Group has extensive transactions including sales to, purchases of services, goods and fixed assets from, leasing of assets from and banking transactions with other state-owned parties in its ordinary course of business. These transactions are carried out at terms similar to those obtained by other state-owned parties and have been reflected in the financial statements.

     The Group's operations are subject to the supervision of and regulation by the PRC Government. The Ministry of Information Industry (MII), pursuant to the authority delegated by the PRC's State Council, is responsible for formulating the policies and regulations for the telecommunications industry in China, including granting licenses, allocating frequency spectrum, formulating interconnection and settlement arrangements between telecommunications operators, enforcing industry regulations and reviewing tariffs for domestic services. Other PRC governmental authorities also regulate tariff policies, capital investment and foreign investment in the telecommunications industry.

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

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


     Management believes that meaningful information relative to related party disclosures has been adequately disclosed.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



37   Related party transactions (continued)



                                                                        For the year ended December 31,
                                                                -------------------------------------------------
                                                                          2004            2005             2006
                                                                -------------------------------------------------
                                                      Notes       RMB million     RMB million      RMB million
                                                                -------------------------------------------------

   Emolument of key management
    - salaries and welfare and contributions to
      retirement scheme                               (i)                   15                  23       13
                                                                -------------------------------------------------

   Interconnection fees
    - from fellow subsidiaries                       (iv)(b)               148             251          381
    - from other state-owned telecommunications
      operators                                      (iv)(b)             5,481           6,442        6,726
                                                                -------------------------------------------------

   Subtotal                                                              5,629           6,693        7,107
                                                                =================================================

   Interconnection charges
    - to fellow subsidiaries                        (iv)(b)                198             611          820
    - to other state-owned telecommunications
      operators                                      (iv)(b)             1,200           1,475        1,758
                                                                -------------------------------------------------

   Subtotal                                                              1,398           2,086        2,578
                                                                =================================================

    Rental income from properties leased to
     fellow subsidiaries                         (iv)(a),(iv)(c)             3               -            2
                                                                =================================================

   Purchase of materials
    - from fellow subsidiaries                   (iv)(a),(iv)(c)         2,122           1,298        1,170
    - from other related companies               (iv)(a),(iv)(c)           822             231          122
                                                                -------------------------------------------------

    Subtotal                                                             2,944           1,529        1,292
                                                                =================================================

   Receipt of engineering, project planning,
    design, construction and information
    technology services
    - from fellow subsidiaries                   (iv)(a),(iv)(b)         3,185           2,236        2,178
    - from other related companies               (iv)(a),(iv)(b)           392             413          368
                                                                -------------------------------------------------

    Subtotal                                                             3,577           2,649        2,546
                                                                =================================================

    Ancillary telecommunications support
    services
    - from fellow subsidiaries                      (v),(iv)               554             435          350
    - from other related companies                  (v),(iv)               235              51           58
                                                                -------------------------------------------------

    Subtotal                                                               789             486          408
                                                                =================================================


CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



37   Related party transactions (continued)


                                                                        For the year ended December 31,
                                                                -------------------------------------------------
                                                                          2004            2005             2006
                                                                -------------------------------------------------
                                                      Notes        RMB million     RMB million      RMB million
                                                 -------------- -------------------------------------------------

   Payment of operating lease rentals of
     premises
    - to fellow subsidiaries                     (iv)(a),(iv)(c)           311             655              680
    - to other related companies                 (iv)(a),(iv)(c)             5               -                -
                                                                 ------------------------------------------------

    Subtotal                                                               316             655              680
                                                                 ================================================

   Property sub-lease rentals to fellow
     subsidiaries                                (iv)(a),(iv)(c)            33              15               15
                                                                 ================================================

   Common corporate services income from
     ultimate holding company                         (vi)                  19              89              121
                                                                 ================================================

   Common corporate services expenditure paid to                           213
     ultimate holding company                         (vi)                                 279              448
                                                                 ================================================

   Support services received
    - from ultimate holding company               (vii), (iv)                -               2                2
    - from fellow subsidiaries                    (vii), (iv)              937             888              712
    - from other related companies                (vii), (iv)            1,487             264               23
                                                                 ------------------------------------------------

    Subtotal                                                             2,424           1,154              737
                                                                 ================================================

   Telecommunications rental income from other
     state-owned telecommunications operators       (iv)(b)              1,182           1,271            1,327
                                                                 ================================================

   Payment for lease of Telecommunications
     facility
    - to ultimate holding company                 (viii),(iv)                -              85               75
    - to fellow subsidiaries                      (viii),(iv)              138             215              307
                                                                 ------------------------------------------------

    Subtotal                                                               138             300              382
                                                                 ================================================

   Payment for purchase of long-term
     telecommunications capacity to fellow
     subsidiaries                                  (ix),(xii)              173             117               36
                                                                 ================================================

   Payment for lease of long-term
     telecommunications capacity to fellow
     subsidiaries                                  (x),(xii)                28              84               65
                                                                 ================================================

   Management fee received from fellow
     subsidiaries                                  (xi),(xii)               28              39               23
                                                                 ================================================

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



37   Related party transactions (continued)


   Information communication technologies
     service  received
    - from ultimate holding company                  (xix)                   -               -                2
    - from fellow subsidiaries                       (xix)                   -               -               34
                                                                 ------------------------------------------------

    Subtotal                                                                 -               -               36
                                                                 ================================================


CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37   Related party transactions (continued)

     Notes:

     (i) Represents the emoluments paid to all of the directors and the top management of the Group, who are considered as the related parties of the Group.

     (ii) The Group entered into finance lease arrangements with a related party, details have been set out in Note 27 (b)

     (iii) Related party represents the non-listed investors of the fellow subsidiaries.

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

     (vi) The Group entered into a Master Service Sharing agreement with China Netcom Group pursuant to which expenses associated with common corporate services is allocated between the Group and China Netcom Group based on total assets as appropriate.

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

     (ix) The Group entered into a Capacity Purchase Agreement with East Asia Netcom Limited ("EANL"), a wholly owned subsidiary of China Netcom Croup, pursuant to which the Group receives certain amounts of long-term telecommunications capacity from China Netcom Group at market prices as set out in the Capacity Purchase Agreement.

     (x) The Group entered into a Capacity Lease Agreement with EANL, pursuant to which the Group leases certain amount of capacity of China Netcom Groiup's telecommunications network at market rates as set out in the Capacity lease Agreement.

     (xi) The Group entered into a Management Services Agreement with EANL, pursuant to which the Group provides certain management services to China Netcom Group

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37   Related party transactions (continued)

            either on a cost reimbursement basis or on the basis of cost plus reasonable profits not exceeding the market price as set out in the Management Service Agreement.

     (xii) Due to the disposal of ANC Group on August 22, 2006, the Capacity Purchase Agreement, the Capacity Lease Agreement and the Management Services Agreement between the Group and East Asia Netcom Ltd (a formerly wholly owned subsidiary of China Netcom Group) were no longer related party transactions to the Group after August 22nd, 2006.

     (xiii) In addition, pursuant to the Listing Reorganization and the Acquisition of New Horizon, China Netcom Group have agreed to hold and maintain, for the Group's benefit, all licenses received from the MII in connection with the Restructured Businesses transferred to the Group. The licenses maintained by China Netcom Group were granted by the MII at nil or nominal costs. To the extent that China Netcom Group incurs a cost to maintain or obtain licenses in the future, the Company has agreed reimburse China Netcom Group for any such expense.

     (xiv) China Netcom Group has also agreed to indemnify the Group in connection with any tax and deferred tax liabilities not recognized in the financial statements of the Group arising from transactions prior to the date of Listing Reorganization and the Acquisition in relation to the business of the Group prior to the Acquisition by Telecom and the business of the newly required four provinces/autonomous region respectively.

     (xv) As at 31 December, 2006, China Netcom Group granted corporate guarantees to the Group as set out in Note 27(b).

     (xvi) China Netcom Group, the Group's ultimate holding company, entered into an agreement (the "Sponsorship Agreement") with Beijing Organization Committee ("BOCOG") which designated China Netcom Group as the exclusive fixed-line telecommunications services partner in the People's Republic of China ("PRC") to sponsor the 2008 Beijing Olympic Games. China Netcom Group allocated the sponsorship fee to its members based on the estimated future benefits derived from the Sponsorship Agreement to respective members and the Group has contributed a portion of the required support under the Sponsorship Agreement through providing cash to BOCOG amounting to RMB0.54 billion. Accordingly, an intangible asset and a payable to the ultimate holding company of the said amount have been recognized on the Group's balance sheet.

     (xvii) As at 31 December, 2006, the Group has balances with other state-owned telecommunication service providers, cash deposited in and loans granted from state-owned banks as set out in Notes 16, 26, 15 and 27 respectively.

     (xviii)For the year ended 31 December, 2006, the deferred consideration in respect of the Acquisition of New Horizon paid to China Netcom Group amounted to RMB1,960 million, and the balance of the deferred consideration amounted to RMB7,840 million (2005: RMB9,800 million). The related interest charged for the year ended 31 December 2006 amounted to RMB567 million (2005: RMB87 million).

     (xix) China Netcom System Integration, an indirect wholly owned subsidiary of the Company, entered into an Information and Communications Technology Agreement on 7 November 2006 with China Netcom Group. Pursuant to the Information and

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37    Related party transactions (continued)

            Communications Technology Agreement, China Netcom System Integration (and its subsidiaries) will provide Information Communications Technology Services to China Netcom Group. China Netcom System Integration will also subcontract services ancillary to the provision of Information Communications Technology Services, namely the System Installation and Configuration Services to the subsidiaries and branches of China Netcom Group in China Netcom Group's southern service region in PRC.

     (xx) On December 31, 2006, the Group acquired certain assets from China Netcom Group at an agreed price of RMB81 million.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38  Condensed financial statements of the Company

INCOME STATEMENT-THE COMPANY


                                                               Year ended December 31

                                                        2004                2005          2006
                                                         RMB                 RMB           RMB
                                                     Million             Million       Million

Net revenue                                                 -                  -            -

Cost of revenues                                            -                  -            -
                                                  --------------------------------------------

Gross profit                                                -                  -            -

Operating expenses:
Staff cost                                                (18)              (112)         (83)
Selling,general and administrative expenses               (59)               (89)         (114)
Other operating expenses                                    -                  -            22
                                                  --------------------------------------------

Total operating expenses                                  (77)              (201)         (175)
                                                  --------------------------------------------

Operating (loss)/income                                   (77)              (201)         (175)

Other income                                                -                  -           621
Interest income                                            11                 51            21

Investment income                                           7                276        17,008

Non operating income/(Loss)                                 -                  3             -

(Loss)/profit before tax                                  (59)               126        17,475

Income tax benefit/(expense)                                -                  -             -
                                                  ---------------------------------------------

Net (loss)/profit                                         (59)               126        17,475
                                                  =============================================


CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38  Condensed financial statements of the Company (Continued)

BALANCE SHEET-THE COMPANY


                                                                               As at December 31
                                                                         ---------------------------
                                                                Note           2005             2006
                                                                         ---------------------------
                                                                                RMB              RMB
                                                                            million          million

Assets

Current assets
  Cash and bank deposits                                          b)            540           1,772
  Due from subsidiaries                                           d)            573           9,411
  Prepayments, other receivables and other current assets         c)             27             268
                                                                         ----------------------------

Total current assets                                                          1,140          11,451
                                                                         ----------------------------

Non-current assets
  Investments in subsidiaries                                     d)         58,577          62,937
                                                                         ----------------------------

Total assets                                                                 59,717          74,388
                                                                         ============================

Liabilities and equity

Current liabilities
  Accrued expenses                                                               93             136
  Due to subsidiaries                                             d)         12,820          12,754
  Due to ultimate holding company                                 g)            150               -
                                                                         ----------------------------

Total current Liabilities                                                    13,063          12,890
                                                                         ----------------------------

Net current liabilities                                                     (11,923)         (1,439)
                                                                         ----------------------------

Total assets less current liabilities                                        46,654          61,498
                                                                         ----------------------------

Financed by:
  Share capital                                                               2,181           2,199
  Reserves                                                        e)         44,473          59,299
                                                                         ----------------------------

Shareholders' equity                                                         46,654          61,498
                                                                         ----------------------------

Total liabilities & equity                                                   59,717          74,388
                                                                         ============================


CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


38  Condensed financial statements of the Company (Continued)

CONDENSED STATEMENT OF CASH FLOWS-THE COMPANY


                                                                2004             2005          2006
                                                                 RMB              RMB           RMB
                                                             Million          Million       Million


Net cash used in operating activities                              91            (144)         (242)
                                                      ----------------------------------------------

Net cash used in investing activities                          (1,334)         (6,648)         4,180
                                                      ----------------------------------------------

Net cash provided by financing activities                       8,944            (457)       (2,706)
                                                      ----------------------------------------------

Net  (decrease) / increase in cash                              7,701          (7,249)         1,232
                                                      ==============================================

Cash and cash equivalent, at beginning of the year                 88            7,789           540
                                                      ----------------------------------------------

Cash and cash equivalent, at end of the year                    7,789             540          1,772
                                                      ----------------------------------------------


(a) The condensed financial statements of the "Company have been prepared in accordance with HKFRS issued by HKICPA.

     The subsidiaries declared RMB 17,008 million dividend to the Company in 2006 (2005: 260 million, 2004: Nil)

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

     The Company did not have any significant commitment as at December 31, 2004, 2005 and 2006.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


38  Condensed financial statements of the Company (Continued)

(b)  Cash and bank deposits


                                                                           Company
                                                             ---------------------------------------
                                                                       As at December 31
                                                             ---------------------------------------
                                                                       2005                    2006
                                                             ---------------         ---------------
                                                                RMB million             RMB million

     Cash and cash equivalents with original maturities
     less than three months                                          540                1,772

     Effective interest rate of time deposits with original
     maturities over three months (%)                                  -                    -

(c)  Prepayments, other receivables and other current assets

                                                                           Company
                                                             -----------------------------------
                                                                       As at December 31,
                                                             -----------------------------------
                                                                      2005                2006
                                                                       RMB                 RMB
                                                                   million             million

     Prepaid expenses, deposits and other current assets              14                   15
     Other receivables                                                12                  253
                                                             --------------     -------------------

      Total                                                           26                  268
                                                             ==============     ===================

(d)  Investments in subsidiaries

                                                                           Company
                                                             --------------------------------------
                                                                       As at December 31,
                                                             --------------------------------------
                                                                     2005                     2006
                                                             -------------     --------------------
                                                                      RMB                      RMB
                                                                  million                  million

      Investments cost in subsidiaries                             58,577                   62,937
      Due from subsidiaries (Note (b))                                573                    9,411
      Due to subsidiaries (Note (c))                              (12,820)                 (12,754)
                                                             -------------     --------------------

                                                                   46,330                   59,594
                                                             =============     ====================


CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


38  Condensed financial statements of the Company (Continued)

    Notes:

    (a) As at December 31, 2006, the Company has direct interests in the following subsidiary, which is a private company:


                                                                           Percentage
                                                                            of equity         Principal
                                                                             interest        activities
                                    Place and date                       attributable         and place
                                 Of incorporation/          Registered         to the                of
         Company name                establishment             capital        Company         operation
        ---------------------    ------------------  ------------------  -------------     --------------

        Directly held:
        China Netcom (Group)                  PRC,   RMB65,308 million        100%         Provision of
        Company Limited             August 6, 1999                                              network
           (Note (i))                                                                     communication
                                                                                            services in
                                                                                                the PRC


         (i) The company is a wholly owned foreign enterprise established in the PRC. The accounts of the company for the years ended December 31, 2005 and 2006 were audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

    (b) The balances are unsecured, non-interest bearing and have no fixed repayment terms.

    (c) Deferred payments arising from the Acquisition of New Horizon have been transferred to CNC China at the carrying amount.

    (d) The balance is non-secured, non interest bearing and has no fixed repayment terms.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38  Condensed financial statements of the Company (Continued)

    (e)  Reserves - Company


                                                           Share premium   Capital reserve   Retained earnings          Total
                                                          ---------------  ---------------   -----------------     -----------
                                                                     RMB               RMB                 RMB            RMB
                                                                 million           million             million        million

        At January 1,2005                                          42,750             3,000             (1,248)        44,502

        Profit for the year                                             -                 -                126            126
        Dividends distributed during the year (Note 12)                 -                 -               (259)          (259)
        Share based payments                                            -               104                  -            104
                                                          ---------------  ----------------  ------------------ --------------
        At December 31,2005                                        42,750             3,104             (1,381)        44,473
                                                          ===============  ================  ================== ==============

       Profit for the year                                              -                 -             17,475         17,475
       Dividends distributed during the year (Note 12)                  -                 -             (3,196)        (3,196)
       Share based payments                                             -                75                  -             75
       Exercise of share options                                      545               (73)                 -            472
                                                          --------------- ----------------- ------------------- --------------

       As at 31 December 2006                                      43,295             3,106             12,898         59,299
                                                          =============== ================= =================== ==============

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39   Significant subsequent events

     (i) On January 15, 2007, CNC China entered into an assets transfer agreement with it s ultimate holding Company, China Netcom Group. Pursuant to the agreement, CNC China agreed to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong Province and Shanghai Municipality branches in the PRC for consideration of RMB3.5 billion. China Netcom Group assumed an aggregate principal amount of RMB3 billion of debt which was due and owing from the Guangdong and Shanghai branches of the Group to independent third parties upon completion of the disposal. On February 14, 2007, the independent shareholders passed an ordinary resolution to approve the disposal. The disposal was completed on February 28, 2006 upon the approval granted from MII. The Group expect to recognize a pre-tax gain ranging approximately RMB 0.95billion and the gain will be reported as part of the discontinued operation for the year ending 31 December, 2007.

     (ii) After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 12.

     (iii) On 16 March 2007, the National People's Congress approved the new PRC Enterprise Income Tax Law ("New Income Tax Law"). This legislation reduces the enterprise income tax rate for domestic enterprises from 33% to 25% with effect from 2008. The tax rate reduction will also affect the carrying value of the net deferred tax assets of the Group's domestic operations as HKAS 12 requires deferred tax items to be written down to reflect future realization at the newly enacted tax rate of 25% upon approval by the National People's Congress. The financial impact will be reflected in the financial statements for the year ended December 31, 2007. The Group cannot reasonably estimate the financial impact of the New Income Tax Law to the Group at this stage as the implementation measures to the New Income Tax Law was not yet finalized.

     (iv) On 30 April 2007, CNC China completed the issue of the commercial paper with a maturity period of 365 days for an aggregated amount of RMB10 billion at an interest rate of 3.34% per annum and with interest accruing from 10 May 2007.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40 Reconciliation of HKFRS and Accounting Principal Generally Accepted in the United States ("U.S. GAAP")

(A) Reconciliation of HKFRS and U.S. GAAP at the Group level
The consolidated financial statements of the Group have been prepared in accordance with HKFRS, which differs in certain material respects from those prepared under generally accepted accounting principles in the United States ("U.S.GAAP"). Differences between HKFRS and U.S.GAAP, which may have significant impacts on the consolidated net income/(loss) and the consolidated shareholders' equity are described below.

The effect on net profit/ (loss) of significant differences between HKFRS and U.S.GAAP for the years ended December 31, 2004, 2005 and 2006 is as follow:


                                                                              Year ended at December 31
                                                             -----------------------------------------------------------
                                                                   2004           2005             2006             2006
                                                             -----------    -----------      -----------    ------------
                                                               Restated       Restated
                                                      Note       Note 2         Note 2
                                                             -----------    -----------      -----------    ------------
                                                                 RMB million except per share data          US$ million
                                                                                                             except per
                                                                                                             share data


Consolidated net income/(loss) for the
  year under HKFRS
Profit after taxation for the year
  from continuing operations                                      3,410         14,114           11,141           1,427
Profit /loss after taxation for
  the year from discontinued operations                            (711)          (226)           1,819             233
                                                             -----------   -------------     ------------   -------------
                                                                  2,699         13,888           12,960           1,660
U.S.GAAP adjustments
  Revaluation of fixed assets                           (a)      11,318              -            1,524             195
  Depreciation of revalued fixed assets                 (a)      (3,529)        (5,110)          (4,619)           (592)
  Others                                                             14              -                -               -
  Tax effect on the above adjustments                   (b)      (2,570)         1,687            1,021             131
                                                             -----------   -------------     ------------   -------------

Consolidated profit for the year under U.S.GAAP
Profit after taxation for the year from continuing
  operations                                                      8,643         10,691            9,067           1,161
Profit /loss after taxation for the year from
  discontinued operations                                          (711)          (226)           1,819             233
                                                             -----------   -------------     ------------   -------------
                                                                  7,932         10,465           10,886           1,394
                                                             ===========   =============     ============   =============
Shares used in computing basic earnings
  per share (million)                                             5,623          6,594            6,616           6,616
                                                             -----------   -------------     ------------   -------------
Shares used in computing diluted
  earnings per share (million)                                    5,630          6,628            6,667           6,667
                                                             -----------   -------------     ------------   -------------

Earnings per share for profit from
  continuing operations attributable to
  shareholders of the Company for the
  year under U.S GAAP
Basic earnings per share under U.S.GAAP                         RMB1.54        RMB1.62          RMB1.37         USD0.18
                                                             ===========   ============     ============    ============
Diluted earnings per share under  U.S.GAAP                      RMB1.54        RMB1.61          RMB1.36         USD0.17
                                                             ===========   ============     ============    ============

Earnings/(loss) per share for profit/(loss)
   from discontinued operations attributable
   to shareholders of the Company for the
   year under U.S GAAP
Basic earnings/(loss) per share under U.S.GAAP                 RMB(0.13)      RMB(0.03)         RMB0.27         US$0.03
                                                             ============  =============     ============   =============
Diluted earnings/(loss) per share under  U.S.GAAP              RMB(0.13)      RMB(0.03)         RMB0.27         US$0.03
                                                             ============  =============     ============   =============

Earnings per share from operations attributable to
  shareholders of the Company for the year under
  U.S GAAP
Basic earnings per share under U.S.GAAP                         RMB1.41        RMB1.59          RMB1.64         US$0.21
                                                             ===========  ============     ============     ===========
Diluted earnings per share under  U.S.GAAP                      RMB1.41        RMB1.58          RMB1.63         US$0.20
                                                             ===========  ============     ============     ===========


CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40 Reconciliation of HKFRS and Accounting Principal Generally Accepted in the United States ("U.S. GAAP") (Continued)

     (A) Reconciliation of HKFRS and U.S. GAAP at the Group level (Continued)

The effect on shareholders' equity of significant differences between HKFRS and U.S.GAAP as at 31, December 2004, 2005 and 2006 is as follows:


                                                                                 As at December 31
                                                               ----------------------------------------------------
                                                                     2004         2005          2006         2006
                                                               ----------    -----------    ----------    ---------
                                                                 Restated     Restated
                                                       Note        Note 2       Note 2
                                                               ----------    -----------    ----------    ---------
                                                                                RMB million                    US$
                                                                                                           million
                                                               ---------------------------------------    ---------
Consolidated shareholders' equity under HKFRS                      64,595       63,010        73,978       9,474

U.S.GAAP adjustments

   Revaluation of fixed assets                          (a)        30,251       30,251        30,704       3,932
   Depreciation of revalued fixed assets                (a)        (3,529)      (8,639)      (13,258)     (1,698)
   Difference in distribution to owner upon Listing
     Reorganization                                     (c)           166            -             -           -
   Tax effect on the above adjustments                  (b)        (8,819)      (7,132)       (5,757)       (737)
                                                               -----------   ----------     ----------   ---------

Consolidated shareholders' equity under U.S.GAAP                   82,664       77,490        85,667      10,971
                                                               ===========   ==========     ==========   =========


CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40 Reconciliation of HKFRS and Accounting Principal Generally Accepted in the United States ("U.S. GAAP") (Continued)

(A) Reconciliation of HKFRS and U.S. GAAP at the Group level (Continued)

    On June, 2, 2006, the Group entered into an agreement with third party buyers to dispose of its 100% interest in the ANC Group and the transaction was completed on August 22, 2006. In accordance with HKFRS 5 "Non-current assets held for sales and discontinued operations" issued by the HKICPA, the results and cash flows of the operations of the ANC Group for the year ended December 31, 2006 are presented as discontinued operations. Accordingly, certain comparative figures of 2004 and 2005 have been restated.

(a) Revaluation of fixed assets

    In the Listing Reorganization, certain classes of fixed assets of the Group were revalued as at December 31, 2003. The revaluation was performed based on the depreciated replacement costs of the fixed assets and was not based upon the expected future cash flows of the fixed assets. The revaluation resulted in a charge of RMB25,778 million to the Group's consolidated income statement for the year ended December 31, 2003 with respect to the reduction in carrying amounts of certain fixed assets below their historical cost bases. In addition, a surplus arising from the revaluation of certain other fixed assets totaling RMB2,982 million has been credited to the revaluation reserve.

    In 2005, the Group acquired telecommunications business and assets of the four northern provinces/autonomous region from China Netcom Group as set out in Note 1 to the Group's financial statements. The acquired fixed assets were revalued as at December 31, 2004. The revaluation was performed based on the depreciated replacement costs of the fixed assets and was not based upon the expected future cash flows of the fixed assets. The revaluation resulted in a charge of RMB11,318 million to the Group's consolidated income statement for the year ended December 31, 2004 with respect to the reduction in carrying amounts of certain fixed assets below their historical cost bases. In addition, a surplus arising from the revaluation of certain other fixed assets totaling RMB3,863 million has been credited to the revaluation reserve.

    According to the Group's accounting policy under HKFRS as set out in Note4(k)(iii), certain classes of fixed assets of the Group were revalued at December 31, 2006.The revaluation was performed based on the depreciated replacement costs for fixed assets and was not based upon the expected future cash flows of the fixed assets. The revaluation resulted in a charge of RMB1,524 million to the Group's consolidated income statement for the year ended December 31, 2006 with respect to the reduction in carrying amounts of certain fixed assets below their historical cost bases. In addition, a surplus arising from the revaluation of certain other fixed assets totaling RMB1,071million has been credited to the revaluation reserve. The effect of the reduction in depreciation of the revalued assets amounted to RMB4,619 million in the year ended December 31, 2006 (2005:
    RMB5,110 million, 2004: RMB3,529 million).

    Under U.S.GAAP, the carrying values of fixed assets are stated at their historical cost less accumulated depreciation and impairment loss without making reference to their respective depreciated replacement cost. An impairment loss on fixed assets is recorded under U.S.GAAP if the carrying value of such assets exceeds its future undiscounted cash flows resulting from the use of the assets and their eventual disposition. The future undiscounted cash flows of the Group's fixed assets, whose carrying amounts were reduced in connection with the Reorganization, exceed the historical costs of such fixed assets and, therefore, no impairment of such assets is recognized under U.S.GAAP. Accordingly, the deficit on revaluation of fixed assets charged to the Group's consolidated income

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40 Reconciliation of HKFRS and Accounting Principal Generally Accepted in the United States ("U.S. GAAP") (Continued)

(A) Reconciliation of HKFRS and U.S. GAAP at the Group level (Continued)

    statements and the surplus credited to the revaluation reserve recorded under Hong Kong GAAP and the corresponding effect on the depreciation of the revalued assets in the subsequent periods are reversed for U.S.GAAP purposes.

(b) Deferred income tax

    The amounts included in the reconciliation show the income tax effects of the differences between Hong Kong GAAP and U.S.GAAP as described above.

    HKFRS requires recognition of a deferred tax asset only to the extent that recovery of the deferred tax asset is probable, whereas U.S. GAAP requires full recognition of deferred tax assets, reduced by an appropriate valuation allowance if the recovery is less than 50% likely. Recognition of deferred tax asset previously not recognized under HKFRS is presented as a reversal of the valuation allowance under U.S. GAAP.

(c) Goodwill and negative goodwill

    Under HKFRS, before January 1, 2005, goodwill on acquisition was included in intangible assets and amortized using the straight-line method over its estimated useful life of no more than twelve years. Negative goodwill is presented in the same balance sheet classification as goodwill and recognized in the income statement over the remaining weighted average useful life of the related fixed assets.

    On January 1, 2005, the Group adopted HKFRS 3 - "Business Combinations" issued by the HKICPA. Goodwill can no longer be amortized and is tested annually for impairment, as well as when there are indications of impairment. If the fair value of the net assets acquired in a business combination exceeds the consideration paid (i.e. an amount arises which would have been known as negative goodwill under the previous accounting policy), the excess is recognized immediately in the consolidated income statement as it arises. According to the transitional provision of HKFRS3, the Group should not retrospectively adjust the financial statements issued in previous years.

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

    After the Listing Reorganization, the value of the fixed assets transferred to China Netcom Group under HKFRS was higher than that under U.S.GAAP by RMB166 million due to the different treatment of the negative goodwill arising from the acquisition of Asia Global Crossing. The negative goodwill of RMB166 million was included in the balance sheet under HKFRS while offset against certain fixed assets under U.S.GAAP and the fixed assets had been distributed to the owner in accordance with the Reorganization plan. Accordingly, the amount distributed to the owner under U.S.GAAP was lower than that under HKFRS by RMB166 million.

    On 1 January 2005, the balance of negative goodwill under HKFRS was credited directly to the shareholders' equity upon the adoption of HKFRS 3 and the GAAP difference ceased to exist from then.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40 Reconciliation of HKFRS and Accounting Principal Generally Accepted in the United States ("U.S. GAAP") (Continued)

(A) Reconciliation of HKFRS and U.S. GAAP at the Group level (Continued)

(d) Presentation of revenue

    Under HKFRS, revenues are presented net of the PRC business taxes and government levies which amounted to RMB2,493 million, RMB2,421 million and RMB2,450 million for the years ended December 31, 2004, 2005 and 2006 respectively.

    Under U.S.GAAP, EITF 06-3 "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)" a company can make an accounting policy decision to present revenues gross of taxes (included in revenues and costs) or on a net basis (excluded from revenues).

(e) Presentation of depreciation expenses

    Under HKFRS, depreciation expense can be excluded from "Network, operations and support" and separately disclosed on the face of income statement.

    Under U.S.GAAP, "Network, operations and support" expenses should include charges for depreciation of property, plant and equipment and amortization of intangible assets. Industry practice adopted by the Chinese telecommunications sector is to present these costs of operations net of depreciations charges. In such circumstances, U.S.GAAP requires such facts to be highlighted on the face of the income statement.

(f) Presentation of amortization of subscriber acquisition costs

    Under Hong Kong GAAP, amortization of capitalized subscriber acquisition costs, being RMB2,602 million, RMB1,887 million and RMB739 million for the years ended December 31, 2004, 2005 and 2006 respectively is classified as selling expenses due to the marketing and promotional nature of the expenditure.

    Under U.S.GAAP, amortization of subscriber acquisition costs needs to be included in the item "Network, operations and support" expense for the Company.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


40 Reconciliation of HKFRS and Accounting Principal Generally Accepted in the United States ("U.S. GAAP") (Continued)

(A) Reconciliation of HKFRS and U.S. GAAP at the Group level (Continued)

(g) Other U.S.GAAP disclosures

    (i)   Acquisition of business under common control


                                                             The year ended at December 31, 2004
                                                                                            Effect of
                                                                                          adoption of
                                                         Effect of                             merger
                                                          adoption                      accounting on
                                                   As       of new                     acquisition of
                                           previously       HKFRSs                  Acquired Business
                                               stated     (Note 3)       Adjusted             (Note 2)       Restated
                                              RMB'000      RMB'000        RMB'000              RMB'000        RMB'000

Revenue                                       64,922            -          64,922              18,616          83,538
Operating expenses Depreciation and
amortization                                 (18,754)           -         (18,754)             (6,426)        (25,180)
Networks, operations and support             (11,591)           -         (11,591)             (2,426)        (14,017)
Staff costs                                   (8,041)         (18)         (8,059)             (3,891)        (11,950)
Selling, general and administrative           (9,566)           -          (9,566)             (3,311)        (12,877)
Other operating expenses                      (1,534)           -          (1,534)               (459)         (1,993)
-----------------------------------------------------------------------------------------------------------------------

Total of operating expenses                  (49,486)         (18)        (49,504)            (16,513)        (66,017)

Operating profit before interest income,
  dividend income and deficit on
  revaluation of fixed assets                 15,436          (18)         15,418               2,103          17,521
                                            ---------------------------------------------------------------------------

Interest income                                   76            -              76                  11              87
Dividend income                                   17            -              17                   -              17
Deficit on revaluation of fixed assets             -            -               -             (11,318)        (11,318)

Profit/(loss) from operations                 15,529          (18)         15,511              (9,204)          6,307
Finance costs                                 (2,932)           -          (2,932)               (998)         (3,930)

Share of loss of associated companies             (1)           -              (1)                  -              (1)
                                            ----------------------------------------------------------------------------

Profit/(loss) before taxation                 12,596          (18)         12,578             (10,202)          2,376

Taxation credit                               (3,348)           -          (3,348)              3,671             323
                                            ----------------------------------------------------------------------------
Profit/(loss) for the year                     9,248          (18)          9,230              (6,531)          2,699
                                            ============================================================================


CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40 Reconciliation of HKFRS and Accounting Principal Generally Accepted in the United States ("U.S. GAAP") (Continued)

(A) Reconciliation of HKFRS and U.S. GAAP at the Group level (Continued)

(g) Other U.S.GAAP disclosures (Continued)

    (i) Acquisition of business under common control (Continued)


                                                                        As at December 31, 2004
                                                                                                   Effect of
                                                                                                 adoption of
                                                               Effect of                              merger
                                                                adoption                       accounting on
                                                       As         of new                      acquisition of
                                               previously         HKFRSs                   Acquired Business
                                                   stated        (Note 3)       Adjusted            (Note 2)       Restated
                                                  RMB'000        RMB'000        RMB'000              RMB'000        RMB'000
Assets

Current assets
Cash and bank deposits                              10,053            -         10,053                 580           10,633
Short-term investments                               2,876            -          2,876                   -            2,876
Accounts receivable                                  5,688            -          5,688               1,486            7,174
Inventories and consumables                            941            -            941                 302            1,243
Prepayments and other receivables                    1,006            -          1,006                 436            1,442

Due from holding companies and fellow
subsidiaries                                           373            -            373                 714            1,087
                                                 --------- ------------ -------------- ------------------- ----------------

Total current assets                                20,937            -         20,937               3,518           24,455
                                                 --------- ------------ -------------- ------------------- ----------------

Non-current assets
Lease prepayments for land                               -        1,266          1,266                 480            1,746
Fixed assets                                       125,582         (795)       124,787              42,110          166,897
Construction in progress                             8,073         (471)         7,602               2,995           10,597
Intangible assets                                      316                         316                  66              382
Deferred tax assets                                  2,394            -          2,394               1,410            3,804
Other non-current assets                             7,873                       7,873                 663            8,536
                                                 --------- ------------ -------------- ------------------- ----------------

Total non-current assets                           144,238            -        144,238              47,724          191,962
                                                 --------- ------------ -------------- ------------------- ----------------

Total assets                                       165,175            -        165,175              51,242          216,417
                                                 ========= ============ ============== =================== ================

Liabilities

Current liabilities
Accounts payable                                    14,653            -         14,653               6,472           21,125
Accruals and other payables                          3,353            -          3,353               1,513            4,866
Short-term bank loans                               29,339            -         29,339              15,543           44,882
Current portion of long-term bank
and other loans                                      7,270            -          7,270               4,457           11,727
Due to ulitmate holding company                      8,244            -          8,244               1,836           10,080
Current portion of deferred revenues                 6,653            -          6,653               2,223            8,876
Current portion of provisions                        2,596            -          2,596               1,531            4,127
Taxation payable                                       196            -            196                 165              361
                                                 --------- ------------ -------------- ------------------- ----------------

Total current liabilities                           72,304            -         72,304              33,740          106,044
                                                 --------- ------------ -------------- ------------------- ----------------

Net current liabilities                            (51,367)            -       (51,367)            (30,222)         (81,589)
                                                 --------- ------------ -------------- ------------------- ----------------

Total assets less current liabilities               92,871            -         92,871              17,502          110,373
                                                 --------- ------------ -------------- ------------------- ----------------

Non-current liabilities
Long-term bank and other loans                      21,861            -         21,861               4,191           26,052
Deferred revenues                                   11,817            -         11,817               2,171           13,988
Provisions                                           2,143            -          2,143               1,431            3,574
Deferred tax liabilities                             1,321            -          1,321                 255            1,576
Other non-current liabilities                          564                         564                  24              588
                                                 --------- ------------ -------------- ------------------- ----------------

Total non-current liabilities                       37,706            -         37,706               8,072           45,778
                                                 --------- ------------ -------------- ------------------- ----------------

Total liabilities                                  110,010            -        110,010              41,812          151,822
                                                 ========= ============ ============== =================== ================

Financed by :
Share capital                                        2,181            -          2,181                   -            2,181
Reserves                                            52,984                      52,984               9,430           62,414
                                                 --------- ------------ -------------- ------------------- ----------------

Shareholders' equity                                55,165            -         55,165               9,430           64,595
                                                 --------- ------------ -------------- ------------------- ----------------

Total liabilities and equity                       165,175            -        165,175              51,242          216,417
                                                 ========= ============ ============== =================== ================



CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40 Reconciliation of HKFRS and Accounting Principal Generally Accepted in the United States ("U.S. GAAP") (Continued)

(A) Reconciliation of HKFRS and U.S. GAAP at the Group level (Continued)

(g) Other U.S.GAAP disclosures (Continued)

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

    The effect on the net profit/(loss) of significant differences between HKFRS and U.S. GAAP at the Company's level for the years ended December 31, 2004, 2005 and 2006 is as follows:


                                                                         Year ended December 31,
                                                Note              2004          2005          2006          2006
                                                                   RMB           RMB           RMB           USD
                                                               million       million       million       million
                                                              Restated
                                                               Notes 2

Net profit/(loss) for the year under HKFRS                         (59)          126        17,475         2,238

U.S. GAAP adjustments:
Equity accounting for share of results of
  its subsidiaries net of tax effect               (a)            7,991       10,339        (6,589)        (844)
                                                          -------------------------------------------------------
Net profit for the year under US GAAP                             7,932       10,465        10,886        1,394
                                                          =======================================================


CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


40 Reconciliation of HKFRS and Accounting Principal Generally Accepted in the United States ("U.S. GAAP") (Continued)

(B) Reconciliation of HKFRS and U.S. GAAP at the Company level (Continued)

The effect on the shareholders' equity of significant differences between HKFRS and U.S. GAAP at the Company's level as at December 31, 2004, 2005 and 2006 is as follows:


                                                                                     As at December 31,
                                                                         2004          2005          2006           2006
                                                                          RMB           RMB           RMB            USD
                                                                      million       million       million        million
                                                                     Restated
                                                              Note    Notes 2

Shareholders' equity under HKFRS
U.S. GAAP adjustments:                                                 46,683        46,654        61,498          7,876

Equity accounting for the subsidiaries of
China Netcom Group, net of tax effect                         (a)      35,815        30,863        24,169          3,095
Difference in distribution to owners upon Reorganization      (b)         166             -             -              -
-------------------------------------------------------------------------------------------------------------------------
Shareholders' equity under U.S. GAAP                                   82,664        77,490        85,667         10,971
=========================================================================================================================


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

    As set out in Note 40(A)(a) above, the accounting treatments on revaluation of fixed assets are different under HKFRS and US GAAP. Therefore, difference in the net assets value and results of the subsidiaries are dealt with in this reconciliation item.

(b) Please refer to Note (c) of Section A above.


(C) Recent HK Accounting Pronouncements

    The HKICPA has issued a number of new and revised HKFRSs and HKFRS Interpretations ("HKFRS - Ints"), and HKAS and HKAS Interpretations ("HKAS
    - Ints") as set out in Note 3 to the Group's financial statements which are effective for accounting periods beginning on or after January 1, 2007. The Group has not early adopted these new and revised standards and interpretations in the financial statements for the year ended December 31, 2006. The Group has commenced an assessment of the impact of these new and revised standards and interpretations, but is not yet in a position to state whether these new and revised standards and interpretations would have a significant impact on its results of operations and financial position.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


40 Reconciliation of HKFRS and Accounting Principal Generally Accepted in the United States ("U.S. GAAP") (Continued)


(D) Recent U.S. Accounting Pronouncements

    EITF 06-3

    In March 2006, the Emerging Issues Task Force ("EITF") issued EITF Issue 06-3, "How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement." ("Issue 06-3"). This Issue discussed how entities are to adopt a policy of presenting any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer in the income statement on either a gross or net basis. If taxes are significant, an entity should disclose its policy of presenting taxes and the amounts of taxes. The guidance is effective for periods beginning after December 15, 2006. The Group has early adopted EITF 06-3 on a retrospective basis and made the accounting policy decision to present such taxes on a net basis which is consistent with HKFRS.

    FIN 48

    In June 2006, the FASB issued FASB Interpretation Number 48, Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109 (FIN 48). The interpretation clarifies the accounting for uncertainty in income taxes and utilizes a two-step approach. The first step is to determine whether it is more likely than not that a tax position accounted for under SFAS 109 will be sustained upon examination, with the presumption that the position will be examined. The second step is to measure the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Group is evaluating the impact this interpretation will have on its financial statements.

(D) Recent U.S. Accounting Pronouncements (Continued)

    SFAS 157

    In September 2006, the FASB issued SFAS 157, Fair Value Measurement. SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements. The adoption of SFAS 157 will be effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Group is evaluating the impact adopting SFAS 157 will have on its financial statements.

    SAB 108

    In September 2006, the SEC released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 provides guidance on the SEC's views regarding quantifying the materiality of financial statement misstatements, including misstatements that were not material to prior years' financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The Group does not consider that the application of this guidance have a material effect on our financial position, results of operations, or cash flows.

    SFAS 159

    In February, 2007, the FASB issued SFAS 159 i(degree)The Fair Value Option for Financial Assets and Financial Liabilities--Including an amendment of FASB Statement No. 115i+/-. This statement permits all entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS 159 will be effective as of the beginning of an entityi-s first fiscal year that begins after November 15, 2007. The Group is currently evaluating the effect that the adoption of this statement will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.