Form 20-F
period 2007-12-31
China Netcom Group CORP (Hong Kong) LTD
filed 2008-05-22
CIK 1305755

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ___________ TO ___________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report …………………

For the transaction period from __________ to __________

COMMISSION FILE NUMBER 1- 32332
_________________________________________

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
(Exact name of Registrant as specified in its charter)
_________________________

Hong Kong, The People’s Republic of China
(Jurisdiction of incorporation or organization)
_________________________

No. 21, Financial Street
Xicheng District, Beijing, 100140
The People’s Republic of China
(Address of principal executive offices)
_________________________
Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
American depositary shares, each representing 20 ordinary shares of par value US$0.04 per share	New York Stock Exchange, Inc.
Ordinary shares of par value US$0.04 per share	New York Stock Exchange, Inc.*
_______________
*	Not for trading, but only in connection with the registration of American depositary shares.

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2007, 6,674,328,400 ordinary shares were issued and outstanding.

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

Yes X             No__

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer X               Accelerated filer __              Non-accelerated filer __

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 ___           Item 18 X

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes__              No X

_______________

Table of Contents

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

Statements in this Form 20-F that are not historical facts are hereby identified as “forward looking statements” for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “estimate,” “project,” “intend,” “expect,” “believe,” “plan” and similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report. In addition, other written or oral statements which constitute forward looking statements have been made and may in the future be made by us or on our behalf, including with respect to the matters referred to above. These forward looking statements are necessarily estimates reflecting the best judgment of senior management that rely on a number of assumptions concerning future events, many of which are outside of our control, and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in this annual report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	the level of demand for telecommunications services, particularly with regard to access lines, traffic and new value-added services;

•
competitive forces in more liberalized markets, including pricing pressures and our ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	the effects of tariff reduction initiatives, particularly in our core fixed-line telephone business;

•
changes in the regulatory policies of the MII of China and other relevant government authorities, which could affect, among other things, the granting of requisite government approvals, licenses and permits, interconnection and transmission line arrangements, tariff policies, capital investment priorities, and spectrum allocation;

•	the success of new business initiatives, some of which involve start-up costs, and new systems and applications, particularly with regard to the integration of our service offerings;

•	our ability to secure or renew the licenses we need to offer telecommunications services and the cost of these licenses and related network infrastructure build-outs;

•	the availability, terms and deployment of capital, and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which we have prepared our projected financial information and capital expenditure plans; and

•
changes in the general political, economic, legal and social conditions in China, including the PRC government’s specific policies with respect to new entrants in the telecommunications industry, the entry of foreign operators into China’s telecommunications market, economic growth, foreign exchange and the availability of credit.

CONVENTIONS

Definitions

References in this annual report to “we”, “us”, the “Company”, the “Group” or “CNC Hong Kong” mean China Netcom Group Corporation (Hong Kong) Limited and, as the context may require, its subsidiaries. References to “China Netcom Group” mean China Network Communications Group Corporation and, as the context may require, its subsidiaries, other than us and our subsidiaries.

As used in this annual report:

•
references to “China” or “PRC” mean the People’s Republic of China, excluding, for purposes of this annual report, Hong Kong, Macau and Taiwan, and references to the “central government” mean the central government of the PRC;

•
references to “State Council” mean the State Council of the PRC and references to the “National Development and Reform Commission” and the “NDRC” mean the National Development and Reform Commission of the PRC;

•	“MII” refers to both the Ministry of Industry and Informatization, and prior to the PRC government restructuring in March 2008, its predecessor, the Ministry of Information Industry.

•
references to “our service region” mean the ten municipalities and provinces where we operate in northern China, consisting of Beijing and Tianjin Municipalities, and Hebei, Henan, Shandong, Liaoning, Heilongjiang, Jilin, and Shanxi Provinces, and the Neimenggu Autonomous Region; and references to “our southern service region” mean Shanghai Municipality and Guangdong Province. We sold our telecommunications assets, liabilities and business operations in our southern service region to China Netcom Group on February 28, 2007. See “Item 4. Information on the Company--History and Development--Recent Development--Sale of Southern Service Region Business;”

•	references to “HKSE”, “SEHK” or “Hong Kong Stock Exchange” mean The Stock Exchange of Hong Kong Limited, and references to “NYSE” or “New York Stock Exchange” mean New York Stock Exchange, Inc;

•
references to “Renminbi” or “RMB” are to the currency of the PRC, references to “U.S. dollars” or “US$” are to the currency of the United States of America, and references to “HK dollars” or “HK$” are to the currency of the Hong Kong Special Administrative Region of the PRC; and

•
references to “U.S. GAAP” mean the generally accepted accounting principles in the United States, references to “HKFRS” mean Hong Kong Financial Reporting Standards issued by Hong Kong Institute of Certified Public Accountants, and references to “PRC GAAP” mean the PRC Accounting Standards for Business Enterprises and the implementing rules thereof.

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

SELECTED FINANCIAL DATA

The following tables present our selected consolidated financial data as of and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007.

You should read the selected consolidated financial data below together with our consolidated financial statements, including the notes thereto, included elsewhere in this annual report, and “Item 5. Operating and Financial Review and Prospects.”

We publish our financial statements in Renminbi. We have derived the selected consolidated financial data as of and for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 from our consolidated financial statements. Our consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards, or HKFRS, which differ in significant respects from U.S. GAAP.

Since we and the 2005 Acquired Assets and Liabilities were under the common control of China Netcom Group, our 2005 Acquisition has been treated as a “combination of entities under common control,” which was accounted for in a manner similar to pooling-of-interests according to Accounting Guideline No. 5 - Merger Accounting for Common Control Transactions (“AG 5”) issued by the Hong Kong Institute of Certified Public Accountants. The 2005 Acquired Assets and Liabilities have been recognized at historical carrying amounts under HKFRS and our consolidated financial statements as of and for the years ended December 31, 2003 and 2004 include the financial position and results of operations of the 2005 Acquired Assets and Liabilities on a combined basis.

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

On February 28, 2007, we sold our telecommunications operations in our southern service region to China Netcom Group for a cash consideration of RMB 3.5 billion and China Netcom Group agreed to assume an aggregate principal amount of RMB3,000 million of debt. The results and cash flows of the operation of our southern service region have been presented as discontinued operations, and our consolidated income statements and cash flow statement for the years ended December 31, 2003, 2004, 2005 and 2006 have been restated.

On December 31, 2007, we acquired the entire equity interest of Beijing Planning and Designing Institute, or Design Institute, from China Netcom Group Beijing Communications Corporation. We accounted for this acquisition in manner similar to pooling of interest method according to Accounting Guideline No. 5 - Merger Accounting for Common Control Transactions (“AG 5”) issued by the Hong Kong Institute of Certified Public Accountants. The acquired businesses and assets are recorded at book value under HKFRS as if the businesses and assets of Design Institute have been owned by us since the beginning of the period presented. Accordingly, our financial statements have been restated to include the financial position and results of operations of Design Institute as if the acquisition had occurred as of January 1, 2003. All data and information relating to our businesses and operations for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 are presented based on those restated amounts.

Selected Consolidated Financial Information

	For the Years Ended December 31,
	2003	2004	2005	2006	2007	2007
	(Restated)	(Restated)	(Restated)	(Restated)
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(USD)
	(in millions, except per share and per ADS information)
Consolidated Income Statement Data:
HKFRS
Continuing operations:
Revenues:
Fixed-line telephone services (1)	66,911	69,646	69,729	66,462	59,226	8,108
Broadband and other Internet-related service	4,233	6,097	7,845	10,432	14,367	1,967
Business and data communications services (2)	4,242	4,087	3,997	3,953	3,805	521
Other services	1,323	1,221	2,356	3,347	6,607	904
Subtotal	76,709	81,051	83,927	84,194	84,005	11,500

Operating expenses:
Depreciation and amortization	(26,641)	(24,501)	(24,328)	(24,913)	(25,495)	(3,490)
Network, operations and support	(14,576)	(12,363)	(12,610)	(13,344)	(14,145)	(1,936)
Staff costs	(10,823)	(11,493)	(11,830)	(11,849)	(12,223)	(1,673)
Selling, general and administrative	(10,090)	(12,282)	(12,726)	(12,607)	(10,615)	(1,453)
Other operating expenses	(1,976)	(1,930)	(1,374)	(1,930)	(4,261)	(583)
Subtotal	(64,106)	(62,569)	(62,868)	(64,643)	(66,739)	(9,135)

Other income				621	1,221	167
Interest and dividend income	136	85	163	135	113	15
Deficit on revaluation of fixed assets (3)	(24,888)	(11,318)	-	(1,335)	-	-

Profit/(loss) from operations	(12,149)	7,249	21,222	18,972	18,600	2,547
Financial costs	(4,294)	(3,767)	(3,346)	(3,767)	(3,333)	(456)

Share of loss of associated companies and jointly controlled entity	(416)	(1)	-	-	-	-

Profit/(loss) before taxation	(16,859)	3,481	17,876	15,205	15,267	2,091
Taxation	6,914	238	(3,526)	(3,727)	(3,796)	(520)

Profit/(loss) after taxation	(9,945)	3,719	14,350	11,478	11,471	1,571
Minority interests	1

Profit/(loss) for the year from continuing operations	(9,944)	3,719	14,350	11,478	11,471	1,571

Discontinued operations(4):
Profit/(loss) for the year from discontinued operations	(906)	(951)	(400)	1,487	624	85

Profit/(loss) for the year	(10,850)	2,768	13,950	12,965	12,095	1,656

Dividends proposed after the balance sheet date	-	259	3,196	3,695	3,700	507

Earnings/(losses) per share for profit/(loss) from continuing operations attributable to shareholders of the Company for the year
Basic earnings/(losses) per share	(1.81)	0.66	2.18	1.74	1.72	0.24
Diluted earnings/(losses) per share	(1.81)	0.66	2.17	1.72	1.70	0.23

(Losses)/earnings per share for (loss)/ profit from discontinued operations attributable to shareholders of the Company for the year
Basic earnings /( losses ) per share	(0.16)	(0.17)	(0.06)	0.22	0.09	0.01
Diluted earnings /( losses ) per share	(0.16)	(0.17)	(0.06)	0.22	0.09	0.01

Earnings/(losses) per share from operations attributable to shareholders of the Company for the year
Basic earnings/(losses) per share	(1.97)	0.49	2.12	1.96	1.81	0.25
Diluted earnings/(losses) per share	(1.97)	0.49	2.11	1.94	1.79	0.24

Basic earnings/(losses) per ADS	(39.40)	9.80	42.40	39.20	36.20	5.00
Diluted earnings/(losses) per ADS	(39.40)	9.80	42.20	38.80	35.80	4.80

U.S. GAAP
Profit/(loss) for the year/period	6,421	7,999	10,526	10,891	8,950	1,225
-Continuing operations	6,731	8,982	10,962	9,310	8,959	1,226
-Discontinued operations	(310)	(983)	(436)	1,581	(9)	(1)
Basic earnings/(losses) per share(5)	1.17	1.43	1.59	1.65	1.35	0.18
-Continuing operations	1.23	1.60	1.66	1.41	1.35	0.18
-Discontinued operations	(0.06)	(0.17)	(0.07)	0.24	-	-
Diluted earnings/(losses) per share(5)	1.16	1.43	1.58	1.64	1.33	0.18
-Continuing operations	1.22	1.60	1.65	1.40	1.33	0.18
-Discontinued operations	(0.06)	(0.17)	(0.07)	0.24	-	-
Basic earnings/(losses) per ADS	23.40	28.60	31.80	33.00	27.00	3.60
-Continuing operations	24.60	32.00	33.20	28.20	27.00	3.60
-Discontinued operations	(1.20)	(3.40)	(1.40)	4.80	-	-
Diluted earnings/(losses) per ADS(6)	23.20	28.60	31.60	32.80	26.60	3.60
-Continuing operations	24.40	32.00	33.00	28.00	26.60	3.60
-Discontinued operations	(1.20)	(3.40)	(1.40)	4.80	-	-
Dividend declared per share	-	HKD0.04	HKD0.47	HKD0.55	HKD0.59	USD0.08
Dividend declared per ADS	-	HKD0.74	HKD9.32	HKD11.06	HKD11.84	USD1.62
______________
(1)
Revenues from fixed-line telephone services included local usage fees, monthly fees, upfront installation fees, domestic and international long distance service charges, value-added service charges, interconnection fees from domestic carriers and upfront connection fees.

(2)	Revenues from business and data communications services include fees charged for managed data and leased line services.

(3)	See “Item. 5. Operating and Financial Review and Prospects - Critical Accounting Policies - Revaluation of fixed assets” for a discussion of this revaluation.
(4)
Results of Asia Netcom, the major source of revenue of our international telecommunication services, has been disclosed as discontinued operations for the years ended December 31, 2004, 2005 and 2006. The results of our southern service region have been disclosed as discontinued operations for years ended December 31, 2003, 2004, 2005, 2006 and 2007.

(5)
Basic/diluted earnings/(losses) per share for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 set forth above have been computed by dividing profit/(loss) for each of the year by the weighted average number of ordinary shares during the year.

(6)
Basic/diluted earnings/(losses)  per ADS for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 set forth above have computed by multiplying basic earnings/(losses) per share for the year by 20, which is the number of ordinary shares represented by each ADS.

As of December 31,
2003	2004	2005	2006	2007	2007
(Restated)	(Restated)	(Restated)	(Restated)
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(USD)
Consolidated Balance Sheet Data:
HKFRS
Cash and bank deposits	7,549	10,804	5,065	7,728	5,395	739
Accounts receivable	7,519	7,145	7,361	8,283	8,458	1,158
Total current assets	20,787	24,628	14,675	18,226	15,508	2,124
Fixed assets and construction in progress	199,783	177,591	175,582	174,476	160,938	22,032
Total assets	236,305	216,696	203,122	204,082	186,428	25,522
Accounts payable	20,196	21,128	16,726	17,661	15,639	2,141
Short-term bank loans and current portion of long-term bank and other loans	67,383	56,609	54,187	38,284	17,172	2,351
Total current liabilities	118,404	106,092	98,404	90,833	74,593	10,211
Long-term bank and other loans	30,172	26,052	18,143	23,219	14,425	1,975
Deferred revenues	17,585	13,988	10,925	6,198	4,314	591
Total liabilities	182,473	151,870	139,835	129,888	104,376	14,289
Owner's equity	53,829	64,826	63,287	74,194	82,052	11,233
U.S. GAAP
Fixed assets and construction in progress	222,579	204,313	197,194	191,922	173,902	23,807
Total assets	248,929	234,765	217,602	215,771	196,151	26,853
Owner's equity	66,453	82,895	77,767	85,883	91,775	12,563

For the Years Ended December 31,
2003	2004	2005	2006	2007	2007
(Restated)	(Restated)	(Restated)	(Restated)
(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(USD)

	(in millions)
Consolidated Cash Flow Statement Data:
HKFRS
Continuing operations:
Net cash inflow from operating activities	29,163	32,696	32,191	32,050	32,459	4,443
Net cash outflow from investing activities	(32,800)	(26,893)	(22,993)	(24,051)	(19,138)	(2,620)
Purchase of fixed assets and construction in progress, repayments for leased land	(34,398)	(26,507)	(25,964)	(24,242)	(20,684)	(2,832)
Net cash inflow/(outflow) from financing activities	3,608	(2,237)	(14,746)	(6,477)	(19,131)	(2,619)
Discontinued operations:
Net outflow/(inflow) from operating activities	1,693	888	1,344	2,085	388	53
Net cash outflow/(inflow) from investing activities	(2,048)	(1,740)	(1,584)	(921)	3,103	425
Net cash inflow from financing activities	-	503	108	-	-	-
Decrease/(increase) in cash and cash equivalents	(384)	3,217	(5,680)	2,686	(2,319)	(318)

EXCHANGE RATE INFORMATION

We prepare our financial statements in Renminbi. Translations of amounts from Renminbi and Hong Kong dollar into U.S. dollars, and vice versa, are solely for the convenience of the reader. Unless otherwise indicated, any translations from Renminbi to US dollars or from US dollars to Renminbi were translated at the average rate announced by the People’s Bank of China (the “PBOC Rate”) on December 31, 2007 at RMB7.3046 = US$1.00 and translations from Hong Kong dollars to US dollars or from US dollars to Hong Kong dollars were translated at HK$7.7984 = US$1.00, the noon buying rate on December 31, 2007 in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. You should not assume that Renminbi and Hong Kong dollar amounts could actually be converted into U.S. dollars at these rates or at all.

On April 30, 2008, the latest practicable date, the PBOC Rate was RMB 7.002 = US$1.00 and the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was HK$7.7950 = US$1.00.

The following table sets forth the high and low noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of the periods shown.

	Noon Buying Rate
	RMB per US$		HK$ per US$
	High	Low	High	Low
November 2007	7.4582	7.3800	7.7890	7.7573
December 2007	7.4120	7.2946	7.8073	7.7879
January 2008	7.2946	7.1818	7.8107	7.7961
February 2008	7.1973	7.1100	7.8012	7.7807
March 2008	7.1110	7.0105	7.7897	7.7642
April 2008	7.0185	6.9840	7.7963	7.7863

The following table sets forth the period-end noon buying rates and the average noon buying rates in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York between Renminbi and U.S. dollars and between Hong Kong dollars and U.S. dollars for each of 2003, 2004, 2005, 2006, 2007 and 2008 (through April 30). The average noon buying rates for the periods shown are calculated by averaging the noon buying rates on the last day of each month in the period.

Period-End Noon Buying Rate	Average(1) Noon Buying Rate

	RMB per US$	HK$ per US$	RMB per US$	HK$ per US$
2003	8.2767	7.7640	8.2771	7.7864
2004	8.2765	7.7723	8.2768	7.7899
2005	8.0702	7.7533	8.1826	7.7755
2006	7.8041	7.7771	7.9723	7.7685
2007	7.2946	7.7984	7.5806	7.8008
2008(up to April 30, 2008)	6.9870	7.7950	7.0731	7.7884

(1)
Determined by averaging the rates on the last business day of each month during the relevant year, except for the average rate of the relevant periods in 2008, which is determined by averaging the daily rates during the respective periods.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

Risks Relating to Our Business

If the reported industry restructuring fails to occur, it may influence the expectation of our future development and negatively affect our share price.

In recent years, there have been reports in the press or media on the possible restructuring of the telecommunication industry by the PRC government. Various reported structures have appeared in the press regarding the consolidation of telecommunication operators in China. A number of these reports have suggested that the industry restructuring may enable us to become a full services provider and have a positive impact on our future growth. However, if the industry restructuring does not occur based on the timeframe suggested in these reports, our share price may be adversely affected.

Competition in our services may result in lower tariffs, a smaller customer base and lower usage for our services, thereby adversely affecting our business growth and financial condition.

The telecommunications industry in China is rapidly evolving. In recent years, the central government has implemented a number of measures to restructure, and encourage fair and orderly competition in the telecommunications industry. As a result, we face increasing competition from other licensed telecommunications operators in China, including China Telecom Group, or China Telecom; China Mobile Communications Corporation, or China Mobile; China United Telecommunications Corporation, or China Unicom; China Railway Communications Corporation Limited, or China Railcom; and China Satellite Communications Corporation, or China Satcom. We expect our competitors to further expand their network coverage and increase their sales and marketing efforts in our service region. We will also face competition from foreign-invested telecommunications operators as a result of China’s accession into the World Trade Organization, or the WTO, and the entry of foreign telecommunications companies into the Chinese market. As we operate in an increasingly competitive market, we have experienced and may continue to experience pressure on operating revenues and operating margins for some of our telecommunications services.

Mobile service substitution for our fixed-line telephone services has also created considerable competition in the markets for local and long distance telephone services. Consistent with trends in global markets in recent years, an increasing proportion of total voice traffic is being carried by mobile networks. Currently, China Mobile and China Unicom are the only licensed providers of mobile communications services in China and, in recent years, significant traffic from our fixed-line networks has been diverted to the networks of these two companies. In 2006 and 2007, mobile substitution accelerated as a result of stronger pricing pressure from mobile operators, which increasingly lowered tariffs through various discount programs. The usage volume of local calls in our service region decreased to 202.55 billion pulses in 2007 from 214.47 billion pulses in 2006, mainly due to migration of our local voice traffic to mobile services. Mobile operators may further reduce tariffs for mobile services, which may result in further migration from fixed-line services to mobile services.

We compete with other fixed-line service providers, including China Telecom, China Unicom and China Railcom, each of which has been licensed to provide fixed-line telephone services. We have experienced limited competition from other fixed-line service providers to date in the market for local telephone services, primarily because our competitors have not built significant local fixed-line access infrastructure. However, competition for the provision of these services may increase in the future as our competitors develop their own networks, including through the use of alternative technologies. In the markets for domestic and international long distance telephone services, we face strong competition from voice over Internet protocol, or VoIP services, provided by China Telecom, China Mobile, China Unicom and China Railcom. The market share of domestic long distance telephone services in our service region decreased to 27.9% in 2007 from 33.9% in 2006. Tariffs for VoIP services are market-based and therefore not subject to minimum pricing restriction. In addition, we face increasing competition from Internet phone service providers such as Skype and Vonage. This competition may become more severe if current restrictions on the provision of these services are liberalized. Increased competition from these operators may force us to lower our tariffs or may reduce the size of our customer base and the usage of our networks. Any of these developments may materially adversely affect our business growth and financial condition.

For managed data services and broadband Internet access services, or broadband services, we primarily compete with China Unicom, China Telecom, China Railcom and other broadband Internet access service providers such as Beijing Gehua CATV Network Co., Ltd. on the basis of pricing, the coverage and quality of networks, ability to provide end-to-end connectivity, quality of network management and customer service. We are a major broadband Internet access service provider in northern China and have a leading market position. We will be increasingly relying on our broadband services in the future as the trend of declination in fixed-line telephone services continue. While other major telecommunications operators in China have been leasing transport facilities from us to serve their customers, some of them, such as China Mobile and China Unicom, have in recent years begun to build their own long distance networks for voice services and fiber-optic networks for data services. Increased competition from these domestic telecommunications providers may result in lower revenues for us due to competitive pricing policies and increased sales and marketing costs to attract or retain subscribers. Our broadband Internet access services will face more competition and we may lose market share if cable television companies and other broadband service providers enhance their network and promotion of their broadband Internet access services.

We began offering information and communication technology services, or ICT services, in 2006. Our major competitors for such services are other telecommunication operators such as China Telecom, and system integration service providers such as Digital China Holdings Limited and Taiji Computer Corporation Limited. Due to our short operating history in the ICT business, our ability to operate and expand such business remains unproven. As a result, we may not be able to effectively compete against our competitors.

Competition from foreign-invested operators and other new entrants may further increase the competition for employees, exacerbate price competition and increase our operating expenses, thereby adversely affecting our financial condition and growth prospects.

As a result of China’s accession to the WTO in December 2001, and the adoption of the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises in January 2002, which implement China’s commitments to the WTO, the PRC government has agreed to gradually liberalize the various segments and regions of the telecommunications market in China to foreign investors. Beginning on December 2, 2007, foreign investors was permitted to increase their ownership of fixed-line telecommunication operators that provide domestic and international voice, packet-switched and circuit-switched data transmission and other services to not more than 49%. More foreign-invested operators may enter China’s telecommunications market as a result of this liberalization. They may have greater financial, managerial and technical resources and more expertise in network management and sales and marketing than we do.

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

We currently provide personal handy phone system, or PHS, services to reduce the impact of mobile substitution on our fixed-line operations. PHS is a telecommunications technology that allows us to offer to our customers wireless local access services with mobility within an area with the same area code. Our ability to realize acceptable returns from our investment in PHS technology will depend on continued customer adoption of this technology. However, this market may not continue to develop, since potential customers are and will be able to choose from a variety of alternative fixed-line and wireless communication technologies, including both existing technologies and new technologies to be offered in the future, such as third generation, or 3G mobile telephone services. For instance, if China Mobile or China Unicom reduces the tariffs for mobile telecommunications services, our existing and potential PHS customers may choose to use these services instead of our PHS services to take advantage of the less geographically restricted service scope and other features of mobile technology. In addition, more mobile licenses may be issued in the near future, which will increase the level of competition in the provision of mobile telephone services, which will in turn increase pricing pressure and adversely affect the growth prospects of our PHS services. Furthermore, if we introduce mobile telephone services, traffic on our PHS services may migrate to our mobile network and thereby materially and adversely affect the growth prospects of our PHS services.

Furthermore, part of the radio spectrum currently used by our PHS services may be reallocated by the PRC government to time division synchronization code division multiple access technology, or TD-SCDMA technology, which is one of the three technologies adopted by the International Telecommunications Union and begin to use in providing 3G mobile telephone services by China Mobile in its eight trial areas on April 1, 2008. However, the PRC government has not officially announced its decisions on issues such as the timing of the grant of the 3G licenses, the number of 3G licenses to be granted, any technical requirements, or any selection of preferred technologies. If TD-SCDMA technology is to use in providing 3G mobile telephone services all over PR China, our ability to use the existing PHS spectrum may be restricted, thereby limiting the volume of usage we can handle and adversely affecting our revenues.

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

We may not be able to successfully implement all of our business strategies. For example, we have made substantial investments in developing our broadband network infrastructure and technology. However, the broadband market in China may not continue to expand at recent rates of growth, and we may not be able to attract enough customers and generate sufficient usage to achieve an acceptable return on our significant broadband investment. Failure to successfully implement our business strategies may adversely affect our financial condition. We believe that the ICT business is an important part of our corporate strategy. However, the demand for ICT service may shrink which will reduce our revenues from operations.

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

As of April 30, 2008, China Netcom Group beneficially owned approximately 69.52% of our outstanding shares. As a result, China Netcom Group, subject to our articles of association and applicable laws and regulations, will effectively be able to control our management, policies and business by controlling the composition of our board of directors, determining the timing and amount of our dividend payments, approving significant corporate transactions, including mergers and acquisitions, and approving our annual budgets. Therefore, China Netcom Group may cause us to enter into transactions or take (or fail to take) other actions or make decisions that conflict with the best interests of our other shareholders.

We rely on China Netcom Group to provide certain services and facilities for which we currently have limited alternative sources of supply. Changes in the availability, pricing or quality of these services or facilities may have a material adverse effect on our business and profitability.

Pursuant to various agreements and arrangements, China Netcom Group provides us with services and facilities necessary for our business activities, including but not limited to, the use of fiber-optic networks in our service region, international gateways, leases for properties located in our service region.

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

China Netcom Group has committed to certain arrangements to support our existing operations and future development, including through a letter of undertakings, a non-competition agreement and a restructuring agreement. In the letter of undertakings, China Netcom Group agreed to, among other things, extend its full support to our current operations and future developments. China Netcom Group has also entered into a non-competition agreement whereby China Netcom Group has agreed not to compete with us in our service region and our international markets without our consent. In addition, under a restructuring agreement, China Netcom Group agreed to indemnify CNC China and us for losses arising from certain matters. Failure by China Netcom Group to fulfill its obligations under any of these arrangements may have a material adverse effect on our business operations, growth prospects and profitability.

The PRC National Audit Office and other governmental or third parties may audit or investigate our ultimate controlling shareholder and us from time to time. The outcome of these governmental or third party investigations may adversely affect our corporate image, the reputation and credibility of our management, our business and financial condition and the prices of our shares and ADSs.

PRC’s National Audit Office, or the NAO, from time to time performs audits on state-owned companies, such as China Netcom Group, our ultimate controlling shareholder. If, as a result of an NAO audit, material irregularities are found within China Netcom Group or China Netcom Group becomes the target of any negative publicity, there would be a material adverse effect on our corporate image, the reputation and credibility of our management, our business and financial condition and the prices of our shares and ADSs. In addition, we may be the subject of other governmental or third party investigations or similar events that, depending on their outcome, could have a material adverse effect on our business and financial condition and the prices of our shares and ADSs.

Risks Relating to the PRC Telecommunications Industry

Extensive government regulation of the telecommunications industry in China may restrict our ability to respond to market conditions or competition, and may have a material adverse effect on our operations, business and financial condition.

As a telecommunications operator in China, we were subject to extensive regulation by and under the supervision of the MII, which is the primary telecommunications industry regulator in China. The MII is responsible for formulating policies and regulations for the telecommunications industry, granting telecommunications licenses, allocating frequency spectrum and numbers, formulating interconnection and settlement arrangements between telecommunications operators, and enforcing industry regulations. Other PRC governmental authorities also regulate tariff policies, capital investment and foreign investment in the telecommunications industry. See “Item 4. Information on the Company -- Regulation.” The regulatory framework within which we operate may constrain our ability to implement our business strategies and limit our ability to respond to market conditions or to changes in our cost structure. Moreover, we operate our businesses pursuant to approvals granted by the State Council and under licenses granted by the MII. If these approvals or licenses were revoked or suspended, our business and operations would be materially and adversely affected. In addition, we are subject to various regulatory requirements as to service quality, pricing and other actions, and failure to comply with such requirements may subject us to mandatory penalties or other punitive measures, any of which could have a material adverse effect on our operations and financial condition.

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

The MII, under the direction of the State Council, is currently preparing a telecommunications law to provide a uniform regulatory framework for the telecommunications industry. If and when the telecommunications law is adopted by the National People’s Congress, it will provide a new framework for telecommunications regulations in China. The proposed nature and scope of the telecommunications law have not yet been announced by the PRC government. The telecommunications law and other new telecommunications regulations or rules, or future changes thereto, such as enforcement of existing regulations and policies, may materially and adversely affect our business and financial condition.

Issues may also arise regarding the interpretation and enforcement of China’s WTO commitments regarding telecommunications services, which may affect telecommunications regulations and the telecommunications industry in China. Any future regulatory changes, such as those relating to the issuance of additional telecommunications licenses, tariff setting, interconnection and settlement arrangements, changes in technical and service standards, universal service obligations and spectrum and number allocations, may have a material adverse effect on our business and operations.

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

We cannot predict with accuracy the timing, likelihood or magnitude of tariff adjustments by the government or the extent or potential impact on our business of future tariff adjustments. If the government substantially lowers the tariffs for local fixed-line telephone services, our business and profitability may be adversely affected. In particular, monthly fees on fixed-line services have recently drawn attention from customers and the government. Revenues from some of our customers have decreased as a result of discounts on monthly fees that we offered through bundled service packages. Our revenues will be adversely affected if the government abolishes such monthly fees.

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

The MII required China Telecom, China Netcom Group, China Mobile, China Unicom, China Railcom and China Satcom to participate in a project to provide telephone services in a number of remote villages in China as transitional measures prior to the formalization of a universal service obligation framework. In order to fulfill such obligations under these transitional measures, China Netcom Group has agreed with us that it will assume the responsibility for investing in and constructing the necessary network facilities. If we operate and maintain such network facilities in our service region, China Netcom Group has agreed to compensate us for the related expenses based on their fair market value. However, China Netcom Group may fail to fulfill its obligations under this project, and we may not be adequately compensated by China Netcom Group for the cost and expenses resulting from our operation and maintenance of any such network. Either of these events may adversely affect our financial condition.

Risks Relating to China

 Our operations may be adversely affected by China’s economic, political and social conditions.

Most of our assets are located in China and most of our revenues are derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to economic, political and social developments in China. In particular, our operating results may be adversely affected by:

•	changes in China’s political, economic and social conditions;

•	changes in policies of the government or changes in laws and regulations, or the interpretation of laws and regulations;

•	changes in foreign exchange regulations;

•	measures that may be introduced to control inflation, such as interest rate increases; and

•	changes in the rate or method of taxation.

In the past twenty years, China has been one of the world’s fastest growing economies in gross domestic product, or GDP. We cannot assure you that such growth will be sustained in the future. Moreover, a slowdown in the economies of the United States, the European Union and certain Asian countries may adversely affect economic growth in China. Our financial condition and results of operations, as well as our future prospects, would be materially and adversely affected by an economic downturn in China.

Economic growth in China has also historically been accompanied by periods of high inflation. The government has implemented various policies from time to time to control the rate of economic growth, limit inflation and otherwise regulate economic expansion. Some of these measures benefit the overall economy of China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments, by changes in the tax regulations or the increase of interest rate applicable to us.

The PRC legal system has inherent uncertainties that may limit the legal protections available to you as an investor or to us in the event of any claims or disputes with third parties.

The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited values as precedents. Since 1979, the central government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. In particular, legislation since 1979 has significantly enhanced the protections afforded to various forms of foreign investment in China. CNC China, our primary operating subsidiary, was incorporated in China as a “wholly foreign-owned enterprise.” Although we are the sole shareholder of, and therefore have full control over, CNC China, the exercise of our shareholder rights in CNC China are subject to its articles of association and PRC laws applicable to foreign investment enterprises in China, which may be different from the laws of the United States. As Chinese foreign investment laws and regulations are relatively new and the Chinese legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit the remedies available to you as an investor and to us in the event of any claims or disputes with third parties. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

Most of our current operations are conducted in China and most of our assets are located in China. In addition, most of our directors and executive officers reside within China, and substantially all of the assets of these persons are located within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon these directors or executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of court judgments. Our Hong Kong counsel has also advised us that Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, recognition and enforcement in China of judgments of a court of the United States or any other jurisdiction, including judgments against us or our directors, executive officers, underwriters or experts, may be difficult or impossible.

Government control of currency conversion may adversely affect our operations and financial results.

We receive substantially all of our revenues in Renminbi, which is not a freely convertible currency. A portion of such revenues will need to be converted into other currencies to meet our foreign currency obligations. Our foreign currency requirements primarily include:

•	debt service on foreign currency-denominated debt;

•	purchases of imported equipment; and

•	payment of any dividends declared in respect of our shares.

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

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully convertible currency. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. From July 22, 2005 to April 30, 2008, the value of the Renminbi has appreciated by approximately 15.87% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. Substantially all of our revenues are denominated in Renminbi, while a portion of our capital expenditures are denominated in foreign currencies, such as U.S. dollars and Hong Kong dollars. Future movements in the exchange rate of Renminbi and other currencies may have an adverse effect on our financial condition and results of operations, particularly our international long distance services. In addition, any revaluation of the Renminbi may adversely affect the prices of our shares and ADSs or any dividends payable on our shares and ADSs in foreign currency terms.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our Chinese operating subsidiary, which may restrict our ability to act in response to changing market conditions.

Substantially all of our operations are conducted through our Chinese operating subsidiary, China Netcom (Group) Company Limited, or CNC China. The ability of our Chinese subsidiary to make dividend and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. As a wholly foreign-owned enterprise in China, CNC China is required to provide for a reserve fund and a staff and workers’ bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC. CNC China is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital. In addition, the profit available for distribution from our Chinese subsidiary is determined in accordance with generally accepted accounting principles in China. This calculation may differ from one performed in accordance with either HKFRS or U.S. GAAP. As a result, we may not receive sufficient distributions from our Chinese subsidiary to enable us to make dividend distributions to our shareholders in the future, even if our HKFRS or U.S. GAAP financial statements indicate that our operations have been profitable.

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

We may be treated as a resident enterprise for PRC tax purposes after the EIT Law becomes effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our subsidiary and withholding for any dividends we pay to our non-PRC Shareholders and ADS holder on profits earned after January 1, 2008.

Under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. Under the Implementation Rules of the EIT Law, “de facto management body” is defined as the body that has material and overall management and control over the business, personnel, accounts and properties of the enterprise. Substantially all of our management is currently located in the PRC. Accordingly, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax of 25% of our global income. We cannot confirm whether we will be considered resident enterprise as the

Implementation Rules of the EIT Law are unclear at the moment. In addition, the EIT Law provides that dividend income between two “resident enterprises” is exempted from enterprise income tax. If we are not considered as a “resident enterprise”, we will be required to pay income tax for any dividends we receive from CNC China, and as a result, the amount of dividends we can pay to our Shareholders and ADS holders could be reduced.

Under the Implementation Rules of the EIT Law, withholding for any dividends paid to non-resident enterprises by resident enterprises on profits earned after January 1, 2008 are subject to PRC income tax while profits earned before January 1, 2008 are not subject to PRC income tax. Because we may be treated as a resident enterprise, any dividends we pay to our non-PRC Shareholders and ADS holder on profits earned after January 1, 2008 may be subject to PRC income tax. Subject to applicable tax agreements or treaties between the PRC and other tax jurisdictions, non-resident are ordinarily subject to a maximum 10% withholding tax with respect to dividend income from resident enterprises.

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

HISTORY AND DEVELOPMENT

Our legal and commercial name is China Netcom Group Corporation (Hong Kong) Limited. Our principal executive offices are located at No. 21, Financial Street, Xicheng District, Beijing, PRC 100140. Our telephone number is (86-10) 6625-8899. Our registered offices are located at 6701, 67/F, The Center, 99 Queen's Road Central, Hong Kong. We have appointed CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011, United States of America, with telephone number 1-212-894-8940, as our agent for service of processes for actions brought under the U.S. securities laws.

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

Formation of the China Netcom Group

Pursuant to a PRC government-issued directive in 2001 to restructure the PRC fixed-line telecommunications industry, which has been in operation for decades, China Telecom Group, the then incumbent fixed-line carrier, in May 2002, divided its operations between:

•	China Telecom Group, which retained:

°	the principal fixed-line networks that were located in 21 southern and western provinces and municipalities of China; and

°	assets constituting 70% of the bandwidth of the nationwide inter-provincial fiber-optic network that were owned by the former China Telecom Group; and

•	China Netcom Group, which was established with:

°
the principal fixed-line networks that were located in the Beijing and Tianjin Municipalities and the provinces of Hebei, Henan, Shandong, Liaoning, Shanxi, Jilin and Heilongjiang and the Neimenggu Autonomous Region; and

°	assets constituting 30% of the bandwidth of the nationwide inter-provincial fiber-optic network that were owned by the former China Telecom Group.

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

Restructuring in Anticipation of the November 2004 Global Offering

The asset and liability transfers

In anticipation of our global offering in November 2004, we entered into certain transactions, including a series of transfers of assets and liabilities between us and China Netcom Group. Following our restructuring, we provided:

•	telecommunications businesses in our northern and southern service regions; and

•	international telecommunications services in the Asia-Pacific region.

China Netcom Group continued to:

•	provide telecommunications services in provinces, autonomous regions and municipalities outside our northern and southern service regions; and

•	own non-core businesses.

Our subsidiaries

We own the entire equity interest of CNC China, a company registered in China. CNC China is our operating subsidiary in China. All businesses in our service region are operated through the local branch offices of CNC China.

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

•	We changed our name from Target Strong Limited to China Netcom (Hong Kong) Corporation Limited on December 9, 1999.

•	We changed our name from China Netcom (Hong Kong) Corporation Limited to China Netcom Corporation (Hong Kong) Limited on August 4, 2000.

In connection with our restructuring in anticipation of the November 2004 global offering:

•	We changed our company name from China Netcom Corporation (Hong Kong) Limited to China Netcom Group Corporation (Hong Kong) Limited on July 23, 2004;

•	CNC China’s company name was changed from China Netcom Corporation Limited to China Netcom (Group) Company Limited on September 10, 2004; and

•	CNC BVI’s company name was changed from China Netcom Holdings (BVI) Limited to China Netcom Group Corporation (BVI) Limited on August 31, 2004.

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

Sale of Southern Service Region Business

On February 28, 2007, we sold our telecommunications assets, liabilities and business operations in Guangdong Province and Shanghai Municipality, or our southern service region, to China Netcom Group for a cash consideration of RMB 3,500 million. China Netcom Group assumed an aggregate principal amount of RMB 3,000 million of debt which is due and owing from our southern service region to independent third parties upon completion of the disposal. We believe that the sale of our southern service region business has increased our ability to allocate more resources to solidifying and strengthening our leading position in our service region.

Purchase of Design Institute

On December 5, 2007, our wholly-owned subsidiary, China Netcom Group System Integration Limited Corporation or China Netcom System Integration, entered into an equity interest transfer agreement with China Netcom Group Beijing Communications Corporation, a wholly-owned subsidiary of China Netcom Group, pursuant to which China Netcom System Integration acquired the entire equity interest of Design Institute for a total cash consideration of RMB 298,915,300. This transaction was completed on December 31, 2007. We believe that the purchase of Design Institute will contribute to our diversification efforts by strengthening our operational and technical capabilities in providing consultancy services and comprehensive communications solutions, which are two of our key ICT services.

Strategic Alliance to Telefónica

In November 2005, we entered into a strategic alliance agreement with Telefónica Internacional S.A., or Telefónica, pursuant to which we and Telefónica identified a number of areas in the telecommunications business for potential cooperation. In 2006, we strengthened our cooperative relationship with Telefónica in the areas of strategy, innovation, budgeting and operations. We believe our cooperation with Telefónica has helped improve our management. On January 18, 2008, we were informed by the beneficiary owners of our 148,015,436 shares which were held in trust with China Netcom Group (BVI) Limited, our direct shareholder, that they have entered into a share purchase agreement with Telefónica to transfer the their shares to Telefónica or its related entities. Upon the completion of this transaction, the shares held by Telefónica and its entities will be approximately 7.2% of our outstanding shares. Closing of the transaction is subject to a number of conditions including PRC government approval.

BUSINESS OVERVIEW

Unless otherwise indicated, all data and information relating to our businesses and operations for the year ended December 31, 2005 include the data and information relating to the 2005 Acquired Assets and Liabilities, and all data and information relating to our business and operations for the years ended December 31, 2005 are presented as if the sale of Asia Netcom occurred on January 1, 2005. All data and information relating to our business and operations for the years ended December 31, 2005 and 2006 are presented as if the sale of southern service region business occurred on January 1, 2005.

Our Services

We are a leading broadband and fixed-line communications operator in China and a dominant provider of fixed-line telephone services, broadband and other Internet-related services, information and communications technology services, business and data communications services, as well as other services such as advertising and media business in our service region. The services that we offer include:

•	fixed-line telephone services (including Personal Handyphone System, or PHS services), including local, domestic long distance and international long distance services;

•	broadband and other Internet-related services, including XDSL, LAN, wireless and other Internet access services, broadband content and applications services;

•
ICT services, including information technology and communication technology based integrated solutions such as system integration, software, outsourcing, special advisory, and professional services, such as Internet information and disaster recovery services.

•	business and data communications services, including managed data and leased line services; and

•	other services such as advertising and media business.

Tariffs for some of our services are regulated by the government, including the MII, the NDRC, and provincial telecommunications administrations and price bureaus in China. We describe, in this “Item 4. Information on the Company -- Business Overview” section, tariffs for services for which we have sole discretion in setting the market-based tariff levels, including VoIP and broadband Internet services. For a discussion of government-fixed tariffs and guidance tariffs, such as those for fixed-line telephone services, see “-- Regulation -- Tariff Setting.” Prices for some of our services may be subject to promotional discounts.

Fixed-line telephone services (including PHS)

We are the dominant provider of fixed-line telephone services in our service region, with a market share of 90.4% as of December 31, 2007, based on the number of fixed-line subscribers.

Our fixed-line telephone services consist of local telephone, domestic long distance, international long distance, value-added and interconnection services. The number of our fixed-line subscribers decreased from 114.7 million as of December 31, 2005 to 114.0 million as of December 31, 2006. In 2007, as domestic mobile operators launched service packages at competitive prices, the migration from fixed-line to mobile communications becomes more intensified, and the number of our fixed-line subscribers decreased to 110.8 million as of December 31, 2007, down by 2.8% over the same period of the previous year. Of the total number of fixed-line subscribers, as of December 31, 2007, approximately 60.6% were residential customers, 9.6% were business customers, 6.2% were public telephones and 23.6% were PHS subscribers. Fixed-line telephone services represent our principal business activity.

In 2007, we continued to capitalize on our multi-service capabilities and rich network resources by launching “Family1+” bundled services and “Same Number” providing convergent functions of fixed-line and mobile voice services. “Family1+” is a service branded targeted at family subscribers under which we offer a selection of packages bundling various communication services. Through the trial launch of intelligent terminals and Home Box, we have enhanced our service offering under the “Family1+” brand to satisfy family demands for multimedia information service. In 2007, “Family1+” significantly contributed to the growth of our innovative businesses, and enhanced the overall values of fix-line telephone users. As of the end of 2007, the number of our “Family1+” subscribers reached 8.4 million.

We believed that, with the increasing penetration rate of “Family1+” and “Same number” and the increased ability of “Family1+” to satisfy all multimedia needs for our residential users, we will be able to enhance our revenue generation from our fixed-line telephone subscribers.

We have selectively built wireless local access networks based on PHS technology to offer PHS services as an alternative to mobile services. Our PHS services have been introduced in most cities in our service region, where we have rolled out our PHS networks as an extension to our existing fixed-line network. We believe that our PHS services have mitigated the substitution effect of mobile services.

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

Beginning in 2006, as mobile operators continued to launch more aggressive tariff packages, the tariff advantage of PHS services diminished, and our PHS subscribers as of December 31, 2007 decreased by approximately 1.1 million from approximately 27.3 million as of December 31, 2006. In 2007, we continue to reduce our capital expenditures on PHS services and decreased our subsidies of PHS terminals. Our PHS services focused more on selected consumer segments such as hospitals, school campus, hotels and other commercial buildings, and were offered as a key component of our bundled services.

We also operate a network of approximately 6.9 million public telephones located in our service region. We provide local, domestic long distance and international long distance call services and Internet services through our public telephones. An important contributing factor to the demand for public telephones services is China’s large and growing migrant population.

The following table summarizes key information regarding our local telephone services in our service region in China as of the dates indicated:

	As of December 31,
	2005	2006	2007
	(in thousands, except percentages)
Total number of fixed-line subscribers(1)
Number of fixed-line subscribers Residential	70,273	68,803	67,162
Business	10,725	10,946	10,575
PHS	27,329	27,316	26,189
Public telephones	6,331	6,907	6,894
Total	114,658	113,972	110,820
Market share(2)	92.3%	91.5%	90.4%
_______________
(1)
Fixed-line subscribers consist of all access lines in service as well as PHS subscribers. We calculate PHS subscribers based on the number of active telephone numbers for our PHS services. In cases where a PHS subscriber uses the same telephone number as an access line in service, the designation as a PHS subscriber or access line in service depends on which service is first activated. We increase our total number of fixed-line subscribers as soon as practicable after activation of the service. We remove a fixed-line subscriber from the total number of fixed-line subscribers as soon as practicable after the fixed-line subscriber deactivates the service voluntarily or three months after the date on which the fixed-line subscriber’s bill becomes overdue. Prepaid and postpaid telephone card customers are not counted toward our fixed-line subscribers.

(2)
Calculated by dividing the number of our fixed-line subscribers by the total number of fixed-line subscribers in our service region published by the provincial telecommunications administrations or the MII, as the case may be, as of each of December 31, 2005, 2006 and 2007.

Local telephone services

Our local telephone services, which represent the largest portion of our fixed-line telephone services in terms of revenues experienced declines in 2006 and 2007.

Service usage

The following table sets forth information regarding usage of our local telephone services provided in our service region for the periods indicated:

	For the Years Ended December 31,
	2005	2006	2007
Total usage (pulses in millions)(1)	226,609	214,474	202,547
Internet dial-up usage (pulses in millions)(1)	8,534	5,251	3,660
Total usage excluding Internet dial-up usage (pulses in millions)	218,074	209,223	198,887
_______________
(1)	Pulses are the billing units for calculating local telephone usage fees. See “-- Regulation -- Tariff Setting -- Local telephone services” for a discussion of pulses.

In 2007, total usage in local telephone services was 202,547 million, which included 3,660 million Internet dial-up usage. Total usage of local telephone services excluding Internet dial-up usage was 198,887 million, representing a 4.9% decrease from 209,223 million in 2006, reflecting increasing migration of local fixed-line voice traffic to mobile services.

Domestic long distance services

We offer traditional long distance services and VoIP long distance services in our service region.

Service usage

The following table shows the total minutes of domestic long distance calls carried through our long distance network for the periods indicated:

	For the Years Ended December 31,
	2005	2006	2007
Total minutes of domestic long distance calls (in millions)(1)
Traditional	15,653	17,327	18,482
VoIP	12,122	11,482	10,315
Total	27,775	28,809	28,797
_______________
(1)	Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our long distance networks.

The increase in minutes of usage in our domestic long distance services in recent years was mainly due to economic development, declining effective tariffs, increased cross-regional business activities, growth in our customer base and new service offerings. However, in 2007, the usage of our domestic long distance call decreased by 11 million minutes, or 0.04% from 2006, primary due to increased competition from mobile service providers in the form of decreased roaming charges and usage fee for domestic long distance calls.

Tariffs

In 2001, the PRC government abolished regulatory controls on tariffs for VoIP long distance calls and allowed operators to set their own rates. We currently charge RMB 0.30 per minute in addition to a local usage fee for our VoIP domestic long distance services.

International long distance services

We are the leading provider of international long distance services in our service region, with a 39.1% market share for the overall international long distance service in that region for the year ended December 31, 2007, as compared to 41% for the year ended December 31, 2006. This decrease was primarily due to increasing competitions from other international long distance service providers.

In 1999, we began to offer VoIP international long distance services in our service region. The usage of our VoIP international long distance services as a percentage of the total usage of our international long distance services decreased from 55.6% as of December 31, 2006 to 55.0% as of December 31, 2007, as basically stable during 3 years.

Service usage

The following table sets forth certain information related to the usage of our international long distance services for the periods indicated:

	For the Years Ended December 31,
	2005	2006	2007
International long distance outbound call minutes (in millions)(1)
Traditional	155	144	155
VoIP	197	180	189
Total	352	324	344
_______________
(1)	Includes calls originated by prepaid phone cards users and VoIP subscribers that are carried over our international long distance networks.
In 2007, we proactively implemented marketing programs to stimulate long distance voice traffic, international long distance voice traffic increased by 6.2% over the corresponding period of the previous year.

Our principal outgoing international long distance calls are to Hong Kong, Taiwan, the United States, Japan and South Korea.

Tariffs

The following table sets forth our current VoIP international long distance tariffs:

Tariff
(RMB per minute)
VoIP services:
Hong Kong, Macau and Taiwan	1.50
United States and Canada	2.40
Asia-Pacific and certain European countries(1)	3.60
Kuwait, Honduras, Sierra Leone, Cape Verde, Kenya, Fiji, Sri Lanka, Equatorial Guinea, Togo, Surinam, Nigeria, Ethiopia, Uruguay, South Africa	6.00

Qatar, Afghanistan, Nepal, Bulgaria, Guyana, Syria, Haiti, Belgium, Malta	8.00
Cuba, Somalia, Papua New Guinea, Sao Tome and Principe Peru	12.00
All other international destinations	4.60
_______________
(1)	Includes the United Kingdom, France, Italy, Germany, Australia, New Zealand, Japan, South Korea, Singapore, Malaysia, Thailand, the Philippines and Indonesia.

We offer international long distance services through international gateways that we lease from China Netcom Group, and pay for the use of networks of operators in foreign jurisdictions for outgoing international calls. We negotiate bilateral settlement arrangements and rates with operators in foreign jurisdictions based on international settlement standards in the telecommunications industry.

Value-added services

In addition to basic telephone services, we offer a range of value-added services, including caller identification, PHS short messaging and “personalized ring” services. Personalized ring service enables our traditional fixed-line telephone and PHS telephone to emit a distinctive ring for incoming calls designated numbers. Our value-added services generate additional usage on our network and increase our average revenues per fixed-line subscriber, thus mitigating the impact of mobile substitution and contributing to our revenues.

In 2007, we completed the renovation of intelligent network and developed the next generation network (NGN) value-added business. As for residential customers, we promoted services bundled fixed-line “Personalized Ring” and “Phonemate” with “Family1+”. “Phonemate” is a service that provides voice messaging, speed dial and other value added services. For SME (Small and Medium Enterprises) customers, we bundled switchboard, corporate “Personalized Ring”, virtual fax and internet hard disk with “CNC Connected”. Virtual fax service allows the users to send and receive facsimile through the internet. We provide internet hard disk to users so that they can store documents, emails and facsimile online.

As of December 31, 2007, the number of “Personalized Ring” subscribers was 28.1 million, representing an increase of approximately 78.6% over that of 2006. The number of Phonemate subscribers was 5.3 million, representing an increase of 401.2% over that of 2006. The penetration rate of caller identification amounted to 72.2%, increasing by 3.4 percentage points over that of 2006.

Tariffs

We charge RMB 3.00 to RMB 6.00 per month, depending on the region, for our caller identification service. We charge RMB 0.08 to RMB 0.10 per message for PHS messages sent within our own network or to the network of China Telecom, and RMB 0.10 to RMB 0.15 per message for messages sent outside our own network or the network of China Telecom. We charge RMB 2.00 to RMB 10.00 per month for using our “personalized ring” and charge separately for downloading “ring tones”.

Interconnection

We earn interconnection fees for terminating or transiting calls that originate from other domestic operators’ networks and pay interconnection fees to other operators in respect of calls originating from our networks that are terminated on their networks. We earn and pay such fees in respect of local and domestic and international long distance calls and Internet services.

All interconnection and settlement arrangements among domestic operators in China are governed by the Telecommunications Regulations and the rules on interconnection arrangements and settlement promulgated by the MII. Most of the agreements pursuant to which we interconnect with other domestic operators were entered into by China Netcom Group prior to our restructuring. We have entered into an agreement with China Netcom Group pursuant to which we have agreed with China Netcom Group that the costs and benefits arising under these agreements, as they relate to our operations, will be for our account. We have also entered into an interconnection settlement agreement with China Netcom Group to interconnect with networks owned by China Netcom Group outside of our service region.

For information about our domestic and international telecommunications arrangements, see “--Regulation -- Tariff Setting -- Interconnection” and “Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions -- Continuing connected transactions relating to CNC China and CNC New Horizon -- Interconnection Settlement Agreement.”

Broadband and other Internet-related services

We are the leading provider of broadband and other Internet-related services in our service region. Broadband services are increasingly becoming one of our emphasis as part of our strategy to focus on high growth services. This growth has been driven by the increasing affordability and rising use of personal computers and other Internet access devices, gradual recognition by businesses of the importance of information, and the proliferation of content and applications, such as online games and video-on-demand.

The following table sets forth selected information regarding our broadband, dial-up and dedicated Internet access services.

	As of and For the Years Ended December 31,
	2005	2006	2007
Broadband services:(1)
DSL subscribers (in thousands)	8,529.2	11,287.9	15,777.1
LAN subscribers (in thousands)	2,507.0	3,140.7	39,85.4
Others (in thousands)	0	0	5.2
Subtotal	11,036.2	14,428.6	19,767.7
Market share(2)	87.6%	87.5%	88.9%
Dial-up and dedicated Internet access services:
Dial-up online usage (minutes in millions)	6,645.6	5,384.3	2139.3
Dedicated Internet access lines in service (in thousands)	2.0	1.8	2.7
______________
(1)
We calculate DSL subscribers based on the number of active accounts. LAN subscribers consist of end-users and dedicated line users. We calculate LAN end-users based on the number of ports subscribed for. The number of LAN dedicated line users equals total monthly fees paid by such users divided by set average revenue per unit. The current set revenue per unit is RMB 90. We consider an account active or a service subscribed for as soon as practicable after activations of the applicable service. We remove a subscriber from the total number of subscribers as soon as practicable after that subscriber deactivates the service voluntarily or three months after the date on which that subscriber’s bill becomes overdue.

(2)
Calculated by dividing the number of our own broadband subscribers by the total number of broadband subscribers in our service region, as published by the provincial telecommunications administrations or the MII, as the case may be, as of each of December 31, 2005, 2006 and 2007.

Broadband services

We seek to achieve a leading position in the fast growing market for broadband services in China by capitalizing on our extensive fixed-line network, large customer base, experienced sales force and established brand. In 2007, we continued to develop our broadband business models focusing on providing access through computers and television set-top boxes and charging fees on access and content and adopted measures such as selectively upgrading our network speed, introducing more diversified product and price offerings to satisfy the needs of different market segments.

In 2006, we established “China Netcom Group Broadband Online Limited Corporation,” a wholly-owned subsidiary of CNC China specially designated for broadband content and launched the first comprehensive audio-

visual entertainment portal in the PRC named “CNC MAX.” In 2007, we upgraded broadband access speed, and provided multi-speed access service to customers. We also capitalised on our status as an official partner of the 2008 Olympic Games to develop the “2008 Broadband Hotels” services. As of December 31, 2007, 1,741 hotels offered to their guests broadband services provided by us. In addition, in 2007, we devoted more efforts in promoting our comprehensive information services for corporate customers, especially small and medium size enterprises. We provided them comprehensive communication and information services including information technology applications and basic communication products.

Our broadband subscribers increased to 19.77 million as of December 31, 2007, representing an increase of 5.34 million, or 37.0%, from 14.43 million as of December 31, 2006.

DSL services

We promote DSL services as the primary broadband service means for residential customers and small and medium-sized enterprise customers in our service region. We provide DSL services by upgrading our existing copper-based local switching network. DSL technology allows us to roll out our broadband network at lower incremental costs than other types of broadband networks. In our service region, where we are the dominant fixed-line operator, the number of subscribers to our DSL services has grown steadily in recent years, with approximately 15.78 million DSL subscribers as of December 31, 2007, compared with approximately 11.29 million subscribers as of the end of 2006. As of December 31, 2007, our DSL subscribers accounted for 79.8% of our total number of broadband subscribers in our service region.

LAN services

In addition to DSL technology, we also use Ethernet technology-based local-area networks, or LANs, to provide our customers with broadband services. We have selectively rolled out LANs in high density residential and office buildings in our service region, where customers demand a large bandwidth and high-speed Internet access. LAN uses fiber-optic technology and Ethernet protocol to connect our users to a telecommunications network and greatly expands capacity of the access network. As of December 31, 2007, we had 3.99 million subscribers of our LAN services, representing 20.2% of our total broadband subscribers.

Internet application-related services

In 2007, we focused on innovation of the content and application sales model and the improvement of broadband content and applications. In 2007, we launched “CNC MAX” Clients, which provides rich broadband content and applications directly to the user’s desktop. We also developed video programs as “Interacting Voice-Over”, “Car World” channel, “CNC MAX” Clients competition channel and “CNC MAX Virtual Game Platform.” Through the “My Commercial World” channel, we strengthened our business model in respect of corporate video advertising.

We focus on strengthening our broadband content and applications from PC to TV. As of December 31, 2007, our AVS-IPTV technical experiments in Dalian successfully passed the MII’s inspection and have started commercial operation. The number of IPTV subscribers reached 324,000 as of December 31, 2007, representing an increase of 49.4% from 217,000 as of December 31, 2006.

In 2007, under the brand “CNC Connected”, we provided integrated communication and information services, including information technology application, communication value-added services and basic communication products, to small and medium enterprise customers of different industries and with different needs. The number of subscribers to our “CNC Connected” platform continued to grow rapidly.

Tariffs

We charge an upfront installation fee to both DSL and LAN subscribers. DSL subscribers may choose a monthly package for unlimited usage, or a monthly package with limited usage, with additional fees charged for overtime usage. For customers connected through LANs, we offer a monthly package with unlimited usage.

Dial-up and dedicated Internet access

We are also one of the largest providers of dial-up Internet access services in our service region in terms of number of subscribers. Total usage by our dial-up Internet subscribers decreased significantly in 2007. We believe that the decrease was primarily attributable to the migration of some high-usage customers from dial-up Internet services to broadband services.

We offer high speed Internet access through dedicated lines to our business customers, particularly communications-intensive corporate customers. As of December 31, 2007, we had a total of approximately 2.7 thousand dedicated Internet access subscribers in our service region. We bundle this service with voice and data services to provide integrated communications solutions to our business customers.

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

Dedicated Internet access

We charge a subscription fee of RMB 100 and a monthly network usage fee ranging from RMB 2,400 to RMB 5,400, depending on bandwidth, for our dedicated Internet access. Where the dedicated Internet access is provided through DDN, frame relay, ATM or digital circuits access, their respective tariffs apply in addition to the subscription fee and network usage fee. For a more detailed description of the tariffs for DDN, frame relay, ATM or digital circuits, please see “-- Regulation -- Tariff Setting.”

ICT services

We began offering ICT services in 2006. In 2007, we sought to establish core strengths and capabilities in providing integrated solutions in E-government, environmental monitoring, “Safe City” and the Olympic Games. With the growing of the professional team, the Company gradually moved up the value chain of ICT business, and strengthened its capabilities in solution designs, software development and operation management and maintenance. With the extension of the Company’s ICT business to the high end of the value chain, the Company will explore the call centers and IDC outsourcing service sectors by leveraging the advantage of Company’s brands, customer base and network resources, penetrating from the resources leasing to provision of integrated information solutions to customers.

Business and data communications services

We are the leading provider of business and data communications services in our service region. We offer managed data products, such as DDN, frame relay, ATM and IP-VPN, and leased line products, including domestic and international leased circuits. Our customers for these services include government entities, large financial institutions and other domestic and multinational businesses, ISPs and other telecommunications operators. We focus on diversifying our business and data communications services and products and providing quality customer service to our large corporate and carrier customers. The usage of our business and data communications service has decreased since 2006 due to market competition.

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

	As of December 31,
	2005	2006	2007
Number of ports
DDN	131,713	115,315	101,815
Frame relay	43,449	41,254	37,337
ATM	4,193	6,361	6,876
Leased bandwidth
DDN (x64kbps)	197,925	192,395	172,573
Frame relay (x128kbps)	171,251	183,757	173,896
ATM (x2Mbps)	11,907	15,857	13,837

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

Leased line services

We are a major provider of dedicated leased line services to businesses, government agencies and other telecommunications operators in our service region. These leased lines allow point-to-point connection for voice and data traffic. Leased lines are used by business customers to assemble their own private networks and by telecommunications operators to establish their service networks. We lease network elements, including digital circuits, digital trunk lines and optical fibers, to business and government customers as well as other telecommunications operators.

As of December 31, 2007, we leased circuits totaled 219,881 (x2Mbps) in bandwidth, including 198,793 (x2Mbps) in bandwidth to business customers. An increasing percentage of our leased circuits are of higher speed as well as capacity. Revenues generated from our leased line services have grown steadily in recent years. The following table sets forth the respective amounts of bandwidth of our leased line services provided to our business customers and carrier customers as of the dates indicated.

	As of December 31,
	2005	2006	2007
Bandwidth of leased circuits (x2Mbps)
Business customers	96,674	137,792	198,793
Carrier customers	29,602	23,790	21,088
Total	126,276	161,582	219,881

Advertising and Media Service

We have significant media resources and have started to establish our competitive edge in the multimedia advertising business in 2007 through integrating and leveraging our diversified media related resources with extensive coverage and comprehensive support. Our advertising and media services focus on yellow pages, telephone information service and internet advertising through our websites.

Marketing, Sales, Distribution and Customer Services

In 2007, we began establishing a customer-oriented sales and marketing system by dividing our customers into three groups, namely Large Corporations and Government, Small and Medium Enterprises (SME) and Residential. We began allocating our marketing resources on the basis of customer groups, and various products and applications were bundled together to satisfy the needs of the respective customer groups.

In addition, we began changing the functional organization structure by laterally integrating various professional lines, and by vertically streamlining the management structure.

Trademarks

We market our services under the “CNC” brand name and logo, which are registered trademarks in China owned by our parent company, China Netcom Group. China Netcom Group has also registered the “CNC Connected” brand name as a trademark for our broadband services targeted at business customers and “CNC MAX” brand name as a trademark. On October 8, 2004, we entered into a new trademark licensing agreement with China Netcom Group for our use of, among other things, the “CNC” brand name and logo, and “CNC Connected” brand name. Under this agreement, China Netcom Group has agreed to grant to us and our subsidiaries the right to use these trademarks on a royalty-free basis for ten years, which is automatically renewable at our option.

Billing services and credit control

We bill our residential customers on a monthly basis and payments are usually due, depending on the location of the customer, within a month and a half of the last date of the billing period. We provide a range of payment choices for the convenience of our customers, including a direct-debit service, which automatically deducts the monthly payment from the subscriber’s designated bank account. We also provide specially tailored billing and collection services to our large business customers to help them more effectively plan and monitor their telecommunications needs.

We charge a late payment fee on subscriber accounts that are not paid by the monthly due date. We generally deactivate services for subscribers whose accounts are more than 30 days overdue. These subscribers whose services have been deactivated must pay all overdue amounts, including applicable late payment fees, to reactivate their services. We will terminate a subscriber’s service and will remove him or her from the subscriber list if his or her account is overdue for more than three months. We have implemented subscriber registration procedures, including credit and background checking for PHS customers to strengthen credit control. We also actively promote our prepaid telephone services as a means of controlling bad debts. Upon the completion of the upgrading of our local network to include intelligent functionalities, we will gradually provide customers with detailed breakdown of fee charges.

Network Infrastructure

We operate a network which provides extensive coverage in China. This network is technologically advanced and conducive to the introduction of the next generation network and 3G technology. This network supports a wide range of end-to-end fixed-line telecommunications services and enables customized products to be delivered to meet a variety of telecommunications needs in “real-time.”

The network which we operate consists of transport networks, service networks and support and information systems. The transport networks are primarily fiber-optic based networks covering our service region, supplemented by satellite transmission and digital microwave links. The service networks, which support our basic and value-added telecommunications services, consist of our local access networks, including PHS networks, fixed-line telephone switch networks, Internet and data service networks and intelligent networks. The support and information systems include an operation support system and a business support system to support the reliable and effective operation of our networks.

In 2007, we continued to focus our network construction on supporting our strategic transformation to ensure continuing rapid growth of the innovative services. In addition, we are in the process of upgrading our network to include intelligent functionalities and other supporting infrastructure. In 2007, our total capital expenditure amounted to RMB 20,684 million, or a decrease of 15.8% from 2006, and represented 25.1% of our revenue in 2007, representing a decrease of 4.9 percentages over that of 2006.

Suppliers

We make most of our purchases through a competitive bidding process primarily based on product and service quality, system compatibility and price.

Research and Development

Our research and development requirements are primarily fulfilled by China Netcom Group in return for a service fee that is negotiated on a case-by-case basis. These research and development activities are focused primarily on operational planning and development of value-added services. China Netcom Group has established a centralized research and development center. On January 6 2006, China Netcom Group and its partners jointly established the National Lab of Next Generation Network in Broadband Application. This lab is the only national level research and development center in China in the information and communications industry. Its research and development efforts will focus on next generation internet IPv6, Triple-Play and 3G operating and supporting systems. The acquisition of the Design Institute increased our ICT research and development capabilities.

Strategic Alliance with Telefónica

In November 2005, we entered into a strategic alliance agreement with Telefónica, pursuant to which we and Telefónica identified a number of areas in the telecommunications business for potential cooperation. In 2006, we strengthened our cooperative relationship with Telefónica in the areas of strategy, innovation, budgeting and operations. We believe our cooperation with Telefónica has helped improve our management. On January 18, 2008, we were informed by the beneficiary owners of our 148,015,436 shares which were held in trust with China Netcom Group (BVI) Limited, our direct shareholder, that they have entered into a share purchase agreement with

Telefónica to transfer the their shares to Telefónica or its related entities. Upon the completion of this transaction, the shares held by Telefónica and its entities will be approximately 7.2% of our outstanding shares. Closing of the transaction is subject to a number of conditions including PRC government approval.

Competition

We compete with other telecommunications providers in virtually all aspects of our business, including our fixed-line telephone services, broadband and other Internet-related services, business and data communications services and information communication technology services. All of our principal competitors in China are telecommunications carriers wholly or majority-owned by the PRC government, including three fixed-line service providers and two licensed mobile service providers. In February 2007, our controlling shareholder, China Netcom Group, entered into a one-year agreement with China Telecommunications Corporation, the controlling shareholder of China Telecom, whereby China Netcom Group agreed not to acquire new customers outside our service region and China Telecommunications Corporation agreed not to acquire new customers in our service region. Although the agreement with China Telecommunications Corporation was not renewed, we believe the competition has become more orderly.

 Fixed-line telephone services

In our service region, we are the dominant provider of fixed-line telephone services, including local telephone services, domestic and international long distance services and value-added services. We currently compete with China Telecom, China Unicom and China Railcom, each of which has been licensed to provide fixed-line telephone services in our service region. In the markets for domestic and international long distance telephone services, we face stronger competition from lower-priced VoIP services provided by China Telecom, China Unicom, China Railcom and China Mobile. Mobile service substitution for our fixed-line telephone services has also created considerable competition for our local and long-distance telephone services. Currently, China Mobile and China Unicom are the only licensed providers of mobile communications services in China and, in recent years, some of the traffic from our fixed-line networks has been diverted to these two companies. Our PHS services provide an alternative for many of our existing and potential customers who would otherwise choose mobile services instead of fixed-line services.

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

Information and communications technology services

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

REGULATION

Overview of Regulation of the Telecommunications Industry in China

The telecommunications industry in China is subject to extensive government regulation. Under the State Council, a number of central government authorities have regulatory responsibilities for various aspects of the telecommunications industry. These authorities primarily include:

•	The MII is responsible for, among other things:

o	formulating and enforcing telecommunications industry policies and regulations as well as technical standards;

o	granting telecommunications service licenses;

o	supervising the operations and quality of service of telecommunications operators;

o	allocating and administering telecommunications resources, such as spectrum and numbers;

o	together with other relevant government regulatory authorities, formulating tariff standards;

o	formulating interconnection and settlement policies between telecommunications networks; and

o	maintaining fair and orderly market competition among operators;

•
Provincial telecommunications administrations under the MII, which oversee the implementation of the MII’s regulations and exercise regulatory authority delegated by the MII within their respective provinces, autonomous regions and municipalities; and

•
The National Development and Reform Commission, or the NDRC, which, together with the MII, sets government fixed tariffs and government guidance tariffs for certain telecommunications services. See “-- Tariff Setting” below. It also approves investment projects within the restricted sectors specified in the annually adjusted catalogue released by the State Council.

The PRC government is in the process of drafting a telecommunications law. We expect that, if and when the telecommunications law is adopted by the National People’s Congress or its standing committee, it will become the basic telecommunications statute and provide a regulatory framework for the telecommunications industry in China.

Telecommunications Regulations

The Telecommunications Regulations, effective as of September 25, 2000, were promulgated by the State Council, and provide the primary regulatory framework for China’s telecommunications industry in the interim period prior to the finalization and adoption of the telecommunications law. The stated goals of the Telecommunications Regulations are to develop a transparent and fair regulatory environment to encourage fair and orderly competition and the development in the telecommunications industry. The key aspects which the Telecommunications Regulations address include entry into the telecommunications industry, network interconnection, telecommunications resource allocation, tariffs and service standards.

Licensing

The Telecommunications Regulations distinguish between basic and value-added telecommunications services, which are subject to different licensing requirements. According to the adjusted Catalog of Telecommunications Services, as promulgated by the MII and effective as of March 7, 2006:

•
basic telecommunications services include, among other things, fixed-line local and domestic long distance telephone services, international telecommunications services, IP telephone services, mobile communications services (such as 900/1800MHz GSM, 800MHz CDMA and 3G mobile communications services), satellite communications services, paging services, data communications services (such as Internet data transmission services, international data communications services, and wireless data communications services), network access services (including wireless network access service and CPN service), the domestic and international telecommunications facility services; and

•
value-added telecommunications services include, among other things, IP-VPN services, call center, voice mail and video conferencing call services, Internet data center and Internet access services, electronic data interchange services and information services.

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

In December 2000, the PRC government issued a notice of tariff adjustments. The tariff adjustments changed the tariff levels for various telecommunications services, including local and long distance telephone, data and leased line services. In general, these adjustments have stimulated the overall usage of our telecommunications services. In July 2001, the government eliminated the upfront connection fee for fixed-line telephone services. For a discussion of the impact of these adjustments on our financial condition and results of operations, see “Item 5. Operating and Financial Review and Prospects.”

The PRC government retains the ultimate authority to adopt changes to tariffs. However, the Telecommunications Regulations require the government to hold public hearings before setting or changing a fixed or guidance tariff, which should be attended by, among others, telecommunications operators and consumers. In 2002, the MII indicated in writing that it did not intend to initiate any adjustment to tariffs for fixed-line local telephone services during the three to five years commencing in September 2002. Our average realized tariffs may vary from levels set forth below. See “Item 3. Key Information--Risk Factors -- Risks Relating to the PRC Telecommunications Industry -- New regulations, regulatory changes or changes in enforcement policies relating to telecommunications tariffs may adversely affect our competitiveness, business and profitability.”

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

Tariff (in RMB)

Monthly fee:
Residential subscribers in:
Provincial capitals	20.00 to 25.00
Other cities and counties	12.00 to 18.00
Rural areas	10.00 to 15.00
Business subscribers	25.00 to 35.00
Usage fee:
Intra-district	0.18 to 0.22 for the first two pulses (first three minutes or less) and 0.09 to 0.11 for each additional pulse (one minute intervals)
Inter-district	up to 0.30 per pulse (one minute intervals)(1)

Communication fee:
Internet dial-up	0.02 per pulse (one minute intervals)

_______________
(1).         Prior to January 1, 2008, inter-district usage fee was up to 0.40 per pulse (one minute intervals).

Domestic long distance services

Our revenues from domestic long distance services consist of charges based on the duration, time of day and day of the week a call is placed. The following table sets forth the current tariffs for our domestic long distance telephone services using our traditional network:

Tariff (in RMB)

Domestic long distance services on our traditional Network	0.07 per six seconds(1)

_______________
(1)	Subject to filing with the provincial telecommunications administrations, our provincial level headquarters may apply a 10% to 50% discount rate to calls made during off-peak hours.

International long distance services

The MII regulates the maximum tariffs that we may charge for international long distance services. The following table sets forth our current international long distance tariffs:

Tariff (in RMB)
International long distance services on our traditional network(1):
To Hong Kong, Macau and Taiwan	0.20 per six seconds
To all international destinations	0.80 per six seconds

_______________
(1)	Subject to filing with the provincial telecommunications administrations, our provincial level headquarters may apply a 10% to 50% discount rate to calls made during off-peak hours.

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

DDN services

The following table sets forth the monthly fees for DDN services at the bandwidths of 64kbps, 128kbps, 512kbps and 1Mbps:

	Monthly Fee
	64kbps	128kbps	512kbps	1Mbps
	(RMB)
Intra-district	1,500	2,000	3,800	5,000
Inter-district	2,000	2,500	5,200	7,500
Domestic long distance	3,500	5,000	7,000	9,000

Frame relay services

The following tables set forth the monthly fees for frame relay services, which include monthly fees for port access and permanent virtual circuits, or PVCs(1):

	Monthly Fee
	64kbps	256kbps	512kbps	1Mbps
	(RMB)
Port Access
Monthly fees	260	400	500	750
PVC
Intra-district	550	800	1,000	1,250
Inter-district	800	1,150	1,450	2,000
Domestic long distance	1,700	2,200	2,500	3000
_______________
 (1)   One-way tariff for PVCs frame relay services.

Leased line services

We charge monthly fees for subscribers to our leased line services based on guidance tariffs set by the PRC government, which vary based on bandwidth and whether the leased line is local or long distance. Leased line tariffs have generally decreased in recent years.

The following table sets forth the tariffs for 2Mbps, 8Mbps, 34Mbps and 155Mbps digital circuits:

	Monthly Fee
	2Mbps	8Mbps	34Mbps	155Mbps
	(RMB)
Intra-district	2,000	6,000	16,000	44,000
Inter-district	4,000	11,000	31,000	88,000
Domestic long distance(1)	6,000	17,000	47,000	132,000
_______________
(1)	Does not include the tariffs for local digital circuits and access lines.

Interconnection

According to the Telecommunications Regulations and the Administrative Rules on Interconnection between the inter-public telecom network, as promulgated by the MII in May 2001, major telecommunications operators in China may not refuse a request from another operator to interconnect with its network. Upon such a request, the relevant operator shall enter into an interconnection agreement with the other operator, and file such agreement with the MII. In addition, the interconnected networks and services based on the agreement can not be terminated unilaterally without an approval from the MII.

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

In December 2003, the MII revised the rules on interconnection technical standards and settlement procedures for public telecommunications networks by promulgating the Measures on Settlement of Interconnection between Public Telecommunications Networks and Sharing of Relaying Fees. In October 2005, the MII issued the Notice on Adjustment to Settlement for Interconnection Fees of fixed-line Local Telephone Networks, which provides for a new settlement arrangement standards for fixed-line local telephone operators. In January 2007, the MII issued a second notice, which provides for a further adjustment of the settlement standards for fixed-line local telephone operators. The following table sets forth selected interconnection revenue sharing and settlement arrangements for local calls:

Operator from whose Network Calls are Originated	Operator at whose Network Calls are Terminated	Current Main Settlement Arrangement
Mobile operator	Local fixed-line operator	(1) Mobile operator collects the usage fees from its subscribers. (2) Mobile operator pays RMB 0.06 per minute to local fixed-line operator.
Local fixed-line operator	Mobile operator	No revenue sharing or settlement.
Local fixed-line operator A	Local fixed-line operator B
(1) Operator A collects the usage fees from its subscribers.
(2) In the case of Intra-district calls, operator A pays operator B 50% of the intra-district usage fees.
(3) (i) In the case of local inter-district calls from operator A using operator B’s local inter-district trunk circuit, operator A collects the usage charge from its subscribers and pay RMB0.15 per minute to operator B.

(ii) In the case of local inter-district calls from operator A not using operator B’s local inter-district trunk circuit, operator A collects the usage charge from its subscribers and pays operator B 50% of the intra-district usage fees.

The following table sets forth selected current major main interconnection revenue sharing and settlement arrangements for domestic long distance calls:

Operator at whose Network Calls are Originated	Operator at whose Network Calls are Terminated	Settlement Arrangement
Local fixed-line or mobile operator A	Local fixed-line or mobile operator B, through the long distance network of operator C	RMB 0.06 per minute to operator A, RMB 0.06 per minute to operator B, the balance for operator C.

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for public switched telephone network international long distance calls, including calls originated from and terminated in Hong Kong, Macau and Taiwan:

Operator at whose Network Calls are Originated	Operator at whose Network Calls are Terminated	Settlement Arrangement
Local fixed-line or mobile operator A	Without using the carrier identity code of operator B, through the domestic and international long distance network of operator B
(1) Operator A collects the tariff from the subscribers;
(2) If operator A is a mobile operator, operator A retains RMB0.06 per minute;
(3) Operator B receives the rest of the international long distance tariff.

	Using the carrier identity code of operator B, through the domestic and international long distance network of operator B	(1) Operator B collects the tariff from the subscribers; (2) Operator B pays operator A RMB0.06 per minute, and operator B gets the rest of the international long distance tariff.
Local fixed-line or mobile operator A	Without using the carrier identity code of operator, through domestic long distance network of operator A and international gateway of domestic operator B to international end users.
(1) If operator A is a fixed-line operator, operator A retains a maximum amount of RMB0.54 per minute, and operator B receives the rest of the international long distance tariff;
(2) If operator A is a mobile operator, operator A retains local call tariff and RMB0.54 per minute.

The following table sets forth selected current main interconnection revenue sharing and settlement arrangements for VoIP long distance calls:

Operator from whose Network Calls are Originated	Operator at whose Network Calls are Terminated	Settlement Arrangement
Fixed-line or mobile operator A	Fixed-line or mobile operator B	(1) Operator C collects the VoIP

Fixed-line or mobile operator A	through the VoIP network of operator C
long distance usage fees from its subscribers.
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

On July 16, 2004, the State Council promulgated, effective immediately, the Decision on Reform of Investment System, or the Investment Reform Decision, which significantly modified the government approval process for major investment projects in China. The Investment Reform Decision eliminated the government approval requirements for investment projects that do not involve direct government funding unless the investment projects are in the restricted sectors specified in the annually adjusted catalogue released by the State Council. The 2004 catalogue, which was attached as an annex to the Investment Reform Decision, sets forth approval requirements for individual investment projects in restricted sectors. Within the telecommunications sector, the investment projects that require the NDRC’s approval include:

•	domestic backbone transmission networks (including broadcasting and television networks);

•	international telecommunications transmission circuits;

•	international gateways;

•	international telecommunications facilities for dedicated telecommunications networks; and

•	other telecommunications infrastructure projects involving information security.

Accessing International Capital Markets

Prior to accessing the international capital markets, we may be required to obtain approval from various government authorities depending on the type of international financing we intend to seek. For example, documents relating to our future public offerings of new shares must be filed with the China Securities Regulatory Commission, or the CSRC. If such offerings involve certain new acquisitions of assets or exchanges of equity interest within China, the CSRC’s prior approval will be required. In addition, China Netcom Group and our other state-owned shareholders are required to obtain approval from relevant PRC government authorities prior to their participation in any future share offering by our company confirming their respective sales of shares and related contributions to the PRC national social security fund, as required by PRC law. Furthermore, any use of the proceeds that we receive from international capital markets by CNC China, either as a shareholder loan or as a capital contribution, will be subject to registration or approval requirements under PRC law.

Telecommunications Resources

The MII is responsible for the administration and allocation of telecommunications resources in China, including spectrum frequencies and telecommunications network numbers. The use of these resources by telecommunications operators is subject to the approval of the MII or the relevant provincial telecommunications administrations or provincial radio administrations and the payment of a telecommunications resources usage fee. The provincial radio administrations have allocated the 1900-1915 MHz frequency spectrum to us for PHS services, and we have the exclusive rights to use that frequency spectrum in our service region. On January 1, 2005, the MII issued a regulation imposing fees for the use of telephone numbers. Under the regulation, starting from April 1, 2005, all telecommunications operators, including us, are required to pay RMB 0.01 per telephone number per month.

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

While the scope of specific universal services obligations is not yet clear, we believe that such services may include mandatory provision of basic telecommunications services in economically less developed areas in China. The MII requires China Telecom, China Netcom Group, China Mobile, China Unicom, China Railcom and China Satcom to participate in a project to provide telephone services in a number of remote villages in China as transitional measures prior to the formalization of a universal service obligation framework. In order to fulfill such obligations under those transitional measures, China Netcom Group has agreed with us that it will assume the responsibility for investing in and constructing the necessary network facilities. If we operate and maintain such network facilities in our service region, China Netcom Group has agreed to compensate us for the related expenses based on fair market value.

ORGANIZATIONAL STRUCTURE

Our Shareholding Structure

Sale of Southern Service Region Business

On February 28, 2007, we sold our telecommunications assets, liabilities and business operations in our southern service region to China Netcom Group for a cash consideration of RMB 3,500 million.

Purchase of Design Institute

On December 31, 2007, we purchased Design Institute from China Netcom Group for a total consideration of RMB298,915,300.

Strategic Alliance with Telefónica

On January 18, 2008, we were informed by the beneficiary owners of our 148,015,436 shares which were held in trust with China Netcom Group (BVI) Limited, our direct shareholder, that they have entered into a share purchase agreement with Telefónica to transfer the their shares to Telefónica or its related entities. Upon the completion of this transaction, the shares held by Telefónica and its entities will be approximately 7.2% of our outstanding shares. Closing of the transaction is subject to a number of conditions including PRC government approval.

 The following chart sets forth our main operational and shareholding structure as of April 30, 2008.

(1)
China Netcom Group is a state-owned enterprise. China Netcom Group owns certain telecommunications companies outside our service region. None of these companies have any ownership interest in us, nor do we have any ownership interest in them.

(2)	The principal business is provision of telecommunications services.
(3)	The principal business is investment holding.
(4)
All of the ordinary shares owned by our five PRC shareholders are registered in the name of China Netcom Group Corporation (BVI) Limited, or CNC BVI, which holds such ordinary shares in trust for each of the five PRC shareholders. Consequently, the ownership percentages of our five PRC shareholders in the chart above reflect the aggregate beneficial interests of these shareholders as held through CNC BVI. The ownership of CNC BVI as indicated in the table above reflects CNC BVI’s own beneficial ownership.

(5)	Indicates jurisdiction of incorporation.
(6)	Previously wholly-owned subsidiaries of Asia Netcom Corporation Limited. The ownership of each of these entities was transferred to China Netcom Corporation International Limited as of March 15, 2006.
(7)	Incorporated in the United Kingdom on November 8, 2006.
(8)	Incorporated in Japan on January 25, 2007.
(9)	Incorporated in the PRC in March, 2006.
(10)	Incorporated in the PRC in April, 2006.
(11)	Incorporated in the PRC in April, 2008.

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

OVERVIEW

We are a leading broadband communications and fixed-line telecommunications operator in China and a dominant provider of fixed-line telephone services, broadband and other Internet-related services, as well as business and data communications services in our service region.

In 2007, we continued to face increasing mobile substitution and as a result experienced increasing migration of fixed-line voice traffic, particularly local fixed-line voice traffic, to mobile services. As part of our strategy to mitigate the effect of mobile substitution on our fixed-line telephone services, we have increased our efforts to diversify into broadband and other Internet-related services, information and communications services as well as value added services as part of our fixed-line services. We also began offering advertising and media services in 2007.

FACTORS AFFECTING OUR RECENT RESULTS OF OPERATIONS

Sale of Southern Service Region Business and Acquisition of Design Institute

On February 28, 2007, we sold our assets and liabilities in relation to our telecommunications operations in our southern service region. In accordance with HKFRS 5 “Non-current assets held for sale and discontinued operations” issued by the HKICPA, we have presented the results of operations and cash flow from operations of our southern service region as discontinued operations. Our income statement and statement of cash flow for 2005 and 2006 have been restated accordingly.

On December 31, 2007, we acquired the entire equity interest of Design Institute from China Netcom Group Beijing Communications Corporation, a wholly owned subsidiary of China Netcom Group. Since China Netcom Group is the ultimate holding company of us, this acquisition is a business combination under common control. We accounted for this acquisition using a method similar to the pooling of interest method according to Accounting Guideline No. 5 - Merger Accounting for Common Control Transactions (“AG 5”). The acquired businesses and assets are recorded at book value under HKFRS as if the businesses and assets of Design Institute have been owned by us since the beginning of the period presented. Accordingly, our financial statements for 2005 and 2006 have been restated to include the financial results of Design Institute as if the acquisition had occurred as of January 1, 2005.

The following tables set forth the financial impact of the sale of our southern service region business and acquisition of the Design Institute as of and for the year ended December 31, 2005 and 2006.

	Year ended December 31, 2005
	Originally stated	Disposal of our southern service region	Acquisition of Beijing Telecom P&D Institute	Elimination of intercompany transactions	Restated
	RMB million	RMB million	RMB million	RMB million	RMB million

Continuing operations:
Revenues	85,861	(2,120)	186	—	83,927
Profit for the year from continuing operation	14,114	174	62	—	14,350

Discontinued operations:
Profit/(loss) from discontinued operations	(226)	(174)	—	—	(400)
Profit for the year	13,888	—	62	—	13,950
Net cash inflow from operating activities	33,557	—	(22)	—	33,535
Net cash outflow from investing activities	(24,608)	—	31	—	(24,577)
Net cash outflow from financing activities	(14,656)	—	18	—	(14,638)
Total current assets at December 31, 2005	14,499	—	176	—	14,675
Total assets at December 31, 2005	202,840	—	282	—	203,122
Total current liabilities at December 31, 2005	98,399	—	5	—	98,404
Total liabilities at December 31, 2005	139,830	—	5	—	139,835
Shareholders’ equity at December 31, 2005	63,010	—	277	—	63,287

	Year ended December 31, 2006
	Originally stated	Disposal of our southern service region	Acquisition of Beijing Telecom P&D Institute	Elimination of intercompany transactions	Restated
	RMB million	RMB million	RMB million	RMB million	RMB million

Continuing operations:
Revenues	86,921	(3,222)	165	330	84,194
Profit for the year from continuing operation	11,141	332	27	(22)	11,478

Discontinued operations:
Profit/(loss) from discontinued operations	1,819	(332)	—	—	1,487
Profit for the year	12,960	—	27	(22)	12,965
Net cash inflow from operating activities	34,133	—	20	(18)	34,135
Net cash outflow from investing activities	(24,991)	—	(2)	21	(24,972)
Net cash outflow from financing activities	(6,447)	—	(30)	—	(6,477)
Total current assets at December 31, 2006	18,059	—	218	(51)	18,226
Total assets at December 31, 2006	203,835	—	318	(71)	204,082
Total current liabilities at December 31, 2006	90,802	—	80	(49)	90,833
Total liabilities at December 31, 2006	129,857	—	80	(49)	129,888
Shareholders’ equity at December 31, 2006	73,978	—	238	(22)	74,194

Sale of Asia Netcom

On August 22, 2006, we sold our 100% equity interest in Asia Netcom to Connect Holdings Limited for US$168.84 million. The results of operations and cash flows of Asia Netcom for the 2005 and 2006 have been classified as discontinued operations.

Our 2005 Acquisition

On October 31, 2005, we acquired from China Netcom Group the fixed-line telecommunications assets and related liabilities in Heilongjiang Province, Jilin Province, the Neimenggu Autonomous Region and Shanxi Province. Since we and the 2005 Acquired Assets and Liabilities were under the common control of China Netcom Group, our 2005 Acquisition has been treated as a “combination of entities under common control” which was accounted for in a manner similar to pooling-of-interests. Accordingly, the 2005 Acquired Assets and Liabilities have been recorded at book value under HKFRS as if the businesses and assets have been owned by us as of January 1, 2005.

Revaluation of our fixed assets

According to our accounting policies, each class of our fixed assets other than buildings were last revalued at December 31, 2006 by the PRC valuer on a depreciated replacement cost basis. The value of such fixed assets was determined at RMB147,573 million. The net deficit arising on the revaluation (including the impact of the Southern Service Region Business and presented as discontinued operations) was RMB453 million, the net deficit was split between a credit to the revaluation reserve amounting to RMB1,071 million and an expense to the income statement of RMB1,524 million for that year.

RESULTS OF OPERATIONS

The table below sets forth a breakdown of the revenues of our services and total operating expenses in terms of amount and as a percentage of our total revenues, as well as net cash flow, for the periods indicated.

Unless otherwise specified, the following analysis is made on the basis of continuing operations.

	For the Years Ended December 31,
	2005		2006		2007
	Amount	Percentage of Revenues	Amount	Percentage of Revenues	Amount	Percentage of Revenues
	(Restated)		(Restated)
	(millions of RMB, except percentage data)
CONTINUING OPERATIONS
Revenues:
Fixed-line telephone services(1):
Local:
Local usage fees	24,440	29.1%	22,059	26.2%	19,989	23.8%
Monthly fees	18,170	21.7%	16,546	19.6%	12,387	14.8%
Upfront installation fees	1,433	1.7%	1,364	1.6%	1,283	1.5%
Subtotal	44,043	52.5%	39,969	47.4%	33,659	40.1%
Domestic long distance(2)	9,773	11.7%	9,495	11.3%	8,769	10.4%
International long distance(2)(3)	874	1.0%	819	1.0%	791	0.9%
Value-added services	3,970	4.7%	5,341	6.3%	6,114	7.3%
Interconnection fees	7,664	9.1%	8,432	10.0%	8,376	10.0%
Upfront connection fees(4)	3,405	4.1%	2,406	2.9%	1,517	1.8%
Subtotal	69,729	83.1%	66,462	78.9%	59,226	70.5%
Broadband services	7,289	8.7%	9,916	11.8%	13,835	16.5%
Other Internet-related services	556	0.7%	516	0.6%	532	0.6%
Managed data services	1,621	1.9%	1,413	1.7%	1,284	1.5%
Leased line income	2,376	2.8%	2,540	3.0%	2,521	3.0%
ICT services	186	0.2%	855	1.0%	3,990	4.8%
Other services	2,170	2.6%	2,492	3.0%	2,617	3.1%
Total	83,927	100.0%	84,194	100.0%	84,005	100.0%
Operating Expenses:
Depreciation and amortization	(24,328)	(29.0%)	(24,913)	(29.6%)	(25,495)	(30.3%)
Network, operations and support	(12,610)	(15.0%)	(13,344)	(15.8%)	(14,145)	(16.8%)
Staff costs	(11,830)	(14.1%)	(11,849)	(14.1%)	(12,223)	(14.6%)
Selling, general and administrative	(12,726)	(15.2%)	(12,607)	(15.0%)	(10,615)	(12.6%)
Other operating expenses	(1,374)	(1.6%)	(1,930)	(2.3%)	(4,261)	(5.1%)
Total	(62,868)	(74.9%)	(64,643)	(76.8%)	(66,739)	(79.4%)
Other income	-	0.0%	621	0.7%	1,221	1.4%
Interest income	134	0.2%	135	0.2%	113	0.1%
Dividend income	29	0.0%	-	0.0%	-	0.0%
Deficit on revaluation of fixed assets	-	0.0%	(1,335)	(1.6%)	-	0.0%
Profit from operations	21,222	25.3%	18,972	22.5%	18,600	22.1%
Finance costs	(3,346)	(4.0%)	(3,767)	(4.4%)	(3,333)	(3.9%)
Profit before taxation	17,876	21.3%	15,205	18.1%	15,267	18.2%
Taxation	(3,526)	(4.2%)	(3,727)	(4.5%)	(3,796)	(4.5%)
Profit for the year from continuing operations	14,350	17.1%	11,478	13.6%	11,471	13.7%

DISCONTINUED OPERATIONS
Loss/(profit) for the year from discontinued operations	(400)	(0.5%)	1,487	1.8%	624	0.7%

Profit for the year	13,950	16.6%	12,965	15.4%	12,095	14.4%

CONTINUING OPERATIONS
Cash inflow from operating activities of continuing operation	32,191	38.4%	32,050	38.1%	32,459	38.6%
Cash outflow from investing activities of continuing operations	(22,993)	(27.4%)	(24,051)	(28.6%)	(19,138)	(22.8%)
Cash outflow from financing activities of continuing operations	(14,746)	(17.6%)	(6,477)	(7.7%)	(19,131)	(22.8%)
Cash flows from continuing operations	(5,548)	(6.6%)	1,522	1.8%	(5,810)	(7.0%)

DISCONTINUED OPERATIONS
cash (outflow)/inflow from operating activities of discontinued operations	1,344	1.6%	2,085	2.5%	388	0.5%
cash (outflow)/inflow from investing activities of discontinued operations	(1,584)	(1.9%)	(921)	(1.1%)	3,103	3.7%
cash inflow from financing activities of discontinued operations	108	0.1%	-	0.0%	-	0.0%
Cash flows from discontinued operations	(132)	(0.2%)	1,164	1.4%	3,491	4.2%

Increase/(decrease) in cash and cash equivalents	(5,680)	(6.8%)	2,686	3.2%	(2,319)	(2.8%)
_______________
(1)	Includes revenues from our PHS services.
(2)	Includes revenues from our long distance VoIP services.
(3)	Includes revenues from calls to Hong Kong, Macau and Taiwan.
(4)	Upfront connection fees for basic telephone access services were eliminated by the MII in July 2001.

Operating results for the year ended December 31, 2007 and the year ended December 31, 2006

Revenues

Our revenue consist of revenues from the provision of telecommunications services, net of business tax and government levies. Sources of our revenues primarily consist of revenues from fixed-line telephone services, broadband services, other Internet-related services, managed data services, leased line services， ICT services and other service.

Our revenue for 2007 amounted to RMB 84,005 million, decreased from RMB 84,194 million for 2006, of which upfront connection fees amounted to RMB 1,517 million. Excluding upfront connection fees*, our revenue for 2007 would amount to RMB 82,488 million, representing a growth of RMB 700 million, or 0.9%, from RMB 81,788 million in 2006. The growth primarily reflected increases in revenues from broadband services, ICT services and value-added services, partially offset by the decrease in revenues from fixed-line telephone services.

* Upfront connection fee represents the amortization of deferred upfront connection fee received from the customers before July 1, 2001. No upfront connection fee was received from the customers since then. Therefore, we consider that analyses of our operating results excluding upfront connection fee is more relevant to the readers of this report.

Fixed-line telephone services

Local telephone services

Revenues from our local telephone services (including PHS services) comprise local usage fees, monthly fees and installation fees. These fees generally vary based on the number of our fixed-line subscribers, average realized tariffs and the usage volume of local calls (including those made to connect to our dial-up Internet service). In 2007, revenues from our local telephone services were RMB 33,659 million, representing a decrease of RMB 6,310 million, or 15.8%, from RMB 39,969 million in 2006, and accounting for 40.1% of our total revenues in 2007, representing a decrease of 7.3 percentage points from 2006. The decrease in revenues from local telephone services reflected a combination of decreases in revenues from local usage fees, monthly fees and upfront installation fees as a result of increasingly intense competition in the telecommunications market and increasing mobile substitution.

Local usage fees. Usage fees for local services include local usage fees charged for local telephone calls and VoIP long distance calls, and communications fees for dial-up Internet access. In 2007, revenues from our local usage fees were RMB 19,989 million, representing a decrease of RMB 2,070 million, or 9.4%, from RMB 22,059 million in 2006. The decrease was primarily due to a combination of (i) declining usage volume of local calls, which decreased by 11.92 billion pulses, or 6%, to 202.55 billion pulses in 2007 from 214.47 billion in 2006; and (ii) a decrease in our average realized tariff caused by changes in tariff policies and increased competition.

Monthly fees. Monthly fees represent the fixed amount of service charges to our customers for using our fixed-line telephone services. In 2007, our revenues from monthly fees were RMB 12,387 million, representing a decrease of RMB 4,159 million, or 25.1%, from RMB 16,546 million in 2006, primarily due to the decrease in actual monthly fees resulting from our promotion of special price packages in response to increased market competition.

Upfront installation fees. Installation fees represent the amortized amount of the upfront fees received for installation of non-PHS fixed-line telephone services. These upfront installation fees are deferred and recognized over the expected customer relationship period, which is currently estimated to be ten years. Revenues from the upfront installation fees were RMB 1,283 million in 2007, representing a decrease of RMB 81 million, or 5.9%, from RMB 1,364 million in 2006. The decrease was principally attributable to upfront installation discount offered to new subscribers, coupled with a decrease in the number of new subscribers in 2007 to7.15 million from 8.66million in 2006.

Domestic long distance services

Revenues from our domestic long distance services consist of usage fees for domestic long distance calls originated by our fixed-line subscribers, users of our prepaid phone cards and certain other customers. In 2007, our domestic long distance revenues were RMB 8,769 million, representing a decrease of RMB 726 million, or 7.6%, from RMB 9,495 million in 2006, primarily due to a decrease in the average realized tariff resulting from competition with other carriers. Revenues from our traditional domestic long distance service totaled RMB 6,613 million, representing a decrease of RMB 370 million, or 5.3%, from RMB 6,983 million in 2006.  Revenues from our VoIP long distance service totaled RMB 2,156 million, representing a decrease of RMB 356 million or 14.2% from RMB 2,512 million in 2006.

International long distance services

Revenues from our international long distance services consist of usage fees charged to our customers for their international long distance calls originated in northern China, including those made to Hong Kong, Macau and Taiwan. In 2007, this revenue was RMB 791 million, representing a decrease of RMB 28 million, or 3.4%, from RMB 819 million in 2006. The revenue decrease was primarily attributable to a decrease in our realized tariff, resulting from competition with other carriers partially offset by an increase in usage volume to 344 million minutes in 2007 from 324 million minutes in 2006, or an increase of 20 million minutes, or 6.2%.

Value-added services

Revenues from our value-added services consist of fees that we charge our customers for the provision of caller identification, PHS short-messaging, personalized ring, telephone information services, video- and tele-conferencing and other value-added services. Revenues from our value-added services in 2007 were RMB 6,114 million, representing an increase of RMB 773 million, or 14.5%, from RMB 5,341 million in 2006. The increase was primarily attributable to the rapid growth in the personalized ring and voice mail services.

Interconnection services

Revenues from our interconnection services represent interconnection fees charged to other domestic telecommunications carriers, principally China Mobile, China Unicom and China Telecom, for both local and long distance calls, and revenues from our interconnections with China Netcom Group. Revenue from our interconnection services amounted to RMB 8,376 million in 2007, representing an decrease of RMB 56 million, or 0.7%, from RMB 8,432 million in 2006. The decrease in revenues was mainly due to a decrease in voice traffic from other telecommunications carriers resulted from mobile substitution and a decrease in our realized tariff as a result of the policy to adjust the inter-district tariff.

Upfront connection fees

Upfront connection fees represent the amortized amount of the upfront fees received for the initial activation of fixed-line telephone services. As a result of the elimination of this fee on July 1, 2001, revenues from the amortized portion of upfront connection fees were RMB 1,517 million in 2007, representing a decrease of RMB 889 million, or 36.9%, from RMB 2,406 million in 2006, and will continue to decline in the coming years until the expiration of the amortization period.

Broadband services

Revenues from our broadband services represent revenues generated from DSL, LAN, and broadband-related value-added services. Total revenues from our broadband services in 2007 were RMB 13,835 million, representing an increase of RMB 3,919 million, or 39.5%, from RMB 9,916 million in 2006. This growth in revenue from broadband services was mainly attributable to the expansion of our broadband subscriber base and the sustained growth in ARPU as a result of an increasing number of subscribers of high-speed broadband access and broadband content services. At the end of 2007, the number of our broadband services subscribers was 19.8 million, representing an increase of 5.3 million, or 37.0%, from 14.4 million at the end of 2006.

Other Internet-related services

Revenues from our Other Internet-related services represent revenues generated from the provision of internet dial-up service (other than communication fees) and dedicated internet access service. Revenues from other Internet-related services were RMB 532 million in 2007, representing an increase of RMB 16 million, or 3.1%, from RMB 516 million in 2006. The increase was primarily due to an increase in revenues from dedicated Internet access service of RMB 75 million from RMB 391 million in 2006, partially offset by a decrease in revenues from Internet dial-up service.

Managed data services

Revenues from our managed data services represent fees that we charge for our DDN, frame relay, ATM, MPLS VPN and X.25 services. Revenues from our managed data services were RMB 1,284 million in 2007, representing a decrease of RMB 129 million, or 9.1%, from RMB 1,413 million in 2006. The decrease was primarily due to decrease in usage of traditional services as a result of the substitution by new ways of access.

Leased line services

Revenues from our leased line services represent fees that we receive from our business and carrier customers for leasing circuit capacity to them, including the lease of digital circuits, digital trunk lines and optic fibers. Revenues from our leased line services were RMB 2,521 million in 2007, representing a decrease of RMB 19 million, or 0.7%, from RMB 2,540 million in 2006. This decrease was primarily due to the decrease in realized tariff, partially offset by the increase in domestic circuit bandwidth leased to 218 thousand (x2Mbps) as of December 31, 2007 from 160 thousand (x2Mbps) as of December 31, 2006.

ICT services

Through our ICT services, we provide integrated services of system, software development, management applications and fixed-line communication. In 2007, our ICT services have become an important driver of our overall revenue. In 2007, revenue from information and communications technology services amounted to RMB 3,990 million, representing an increase of RMB 3,135 million, or 366.7%, from RMB855 million in 2006. Revenue from information and communications technology accounted for 4.8% of our total revenue in 2007, representing an increase of 3.8 percentage points from 2006. The increase in our ICT revenue was mainly due to continued strengthening of our capability to provide total solutions to large corporations and government, which results in the significant increase in ICT service contracts.

Other services

Revenues from other services, including revenues from service and maintenance fees, lease payments for our non-telecommunications equipment, revenues from sales of products, and advertising and media service. Revenues from other services were RMB 2,617 million in 2007 representing an increase of RMB 125 million, or 5.0%, from RMB 2,492 million in 2006. The increase was primarily due to the increase in the revenue from advertising and media business. In 2007, the revenue from advertising and media service was RMB380 million, representing an increase of RMB332 million from 2006.

Operating expenses

The key components of our operating expenses are depreciation and amortization expenses, network operations and support expenses, selling, general and administrative expenses, staff costs and other expenses. Our total operating expenses in 2007 were RMB 66,739 million, representing an increase of RMB 2,096 million, or 3.2%, from RMB 64,643 million in 2006, as compared to the 0.9% increase in our revenues (excluding upfront connection fees) during this period. The increase in our total operating expenses is principally attributable to increased other expenses, network, operations and support expenses, depreciation and amortization expenses, staff costs, and, partially offset by decreases in selling, general and administrative expenses.

The following table sets forth the components of our operating expenses as percentages of our revenues for the periods indicated.

	For the Years Ended 31 December,
	2006		2007
	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in millions of RMB, except percentage data)
Depreciation and amortization expenses	24,913	29.6%	25,495	30.3%
Network, operations and support expenses	13,344	15.8%	14,145	16.8%
Staff costs	11,849	14.1%	12,223	14.6%
Selling, general and administrative	12,607	15.0%	10,615	12.6%
Other operating expenses	1,930	2.3%	4,261	5.1%
Total operating expenses	64,643	76.8%	66,739	79.4%

Depreciation and amortization

We depreciate our property, plant and equipment on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. For example, our telecommunication network and equipment are depreciated over periods typically ranging from five to ten years. In 2007, our depreciation and amortization expenses were RMB 25,495 million, representing an increase of RMB 582 million, or 2.3%, from RMB 24,913 million in 2006. The increase was primarily attributable to an increase in the total amount of fixed assets and intangible assets subject to depreciation and amortization.

Network, operations and support

Network, operations and support expenses primarily consist of repair and maintenance expenses incurred in connection with the operation of our telecommunications networks, interconnection expenses, utility expenses and expenses relating the installation costs for additional access lines that are put in service each year, which are amortized on a straight-line basis over ten years to the extent that such costs match the incremental revenues from new customers. In 2007, these expenses amounted to RMB 14,145 million, representing an increase of RMB 801 million, or 6.0%, from RMB 13,344 million in 2006. The increase in network, operations and support expenses was mainly due to the increase in customer access cost as a result of the expansion in broadband services. In addition, the costs of both the power and fuel consumed by our equipment also increased under the impact of the rise in energy prices.

Staff costs

Staff costs principally consist of expenses for salary and benefits, contributions to pension plans and a housing fund, and the payment of early retirement benefits. Our staff costs amounted to RMB 12,223 million in 2007, representing an increase of RMB374 million, or 3.2%, from RMB11,849 million in 2006. The increase in staff costs was mainly due to our increase in the staff cost in ICT services and the increase in the insurance premiums and welfare brought by the average increase in social salaries.

Selling, general and administrative

Selling, general and administrative expenses primarily consist of sales and marketing expenses, general and administrative expense and provision for doubtful accounts. Our selling, general and administrative expenses amounted to RMB10,615 million in 2007, representing a decrease of RMB1,992 million, or 15.8%, from RMB12,607 million in 2006. The decrease in selling, general and administrative expenses was mainly due to the decrease in the selling expenses, which in turn was due to the decrease in investments in mass market users, leading to the decrease in the cost of acquiring customers and the cost of retaining customers.

 Other operating expenses

Other operating expenses amounted to RMB4,261 million in 2007, representing an increase of RMB2,331 million, or 120.8%, from RMB1,930 million in 2006. The increase in other operating expenses was mainly due to the significant increase in the costs related to hardware sales of information and communications technology services.

 Deficit on revaluation of fixed assets

In 2006, we recorded an expense of RMB1,335 million relating to the deficit arising from the revaluation of fixed assets following the completion of a valuation by an independent valuer of our fixed assets other than land and buildings on a depreciated replacement basis according to our accounting policies under HKFRS. We did not record any such expenses in 2007 as our management performed a valuation of our fixed assets other than land and buildings and concluded that the value of fixed assets approximates the carrying value of these fixed assets as at December 31, 2007.

 Finance costs

In 2007, our finance costs amounted to RMB3,333 million, representing a decrease of RMB434 million, or 11.5%, from RMB3,767 million in 2006. The decrease in finance costs was mainly due to the Company’s utilizing the sufficient cash flow to repay substantial amount of interest bearing debts, at the same time eliminating the impact caused by the increasing bank loan interest rates through the issue of short-term commercial papers and corporate bonds which reduced the average level of our funding costs.

Other income

Other income amounted to RMB1,221 million in 2007, representing an increase of RMB600 million from RMB621 million in 2006. Other income is the subsidy income the we received from reinvesting the profit distributions received from a subsidiary in the PRC to that subsidiary.

 Taxation

The statutory tax rate on most of our operations in the PRC is 33%, although some of our subsidiaries and affiliates in the PRC are subject to lower statutory tax rates or enjoy preferential tax rates. Our income tax for 2007 amounted to RMB3,796 million, representing an effective taxation rate of 24.9%. The effective taxation rate was lower than the statutory taxation rate, mainly because upfront connection fees and other income was exempt from income tax.

 Profits from continuing operations

Our profit for the year from continuing operations amounted to RMB11,471 million in 2007, compared to RMB 11,478 million in 2006. If the effect of the income from upfront connection fees is excluded, our profit for 2007 from continuing operations would amount to RMB9,954 million, representing an increase of RMB882 million, or 9.7% from RMB9,072 million in 2006. The main reason for the increase was that a deficit on revaluation of fixed assets of RMB1,335 million was recognized as an expense in 2006.

 Profits from discontinued operations

Net profit for the year from discontinued operation in 2007 amounted to RMB624 million as a result of the disposal of our southern service region by CNC China, our wholly-owned subsidiary, on February 28, 2007. Of that amount, the net loss of our southern service region prior to the completion date amounted to RMB2 million, and the investment gain net of taxes from the disposal of our southern service region amounted to RMB626 million.

 Profit for the year

In 2007, our profit from operations (including continuing and discontinued operations) was RMB12,095 million, as compared to RMB12,965 million in 2006. If excluding the upfront connection fee, our profit for 2007 would amount to RMB 10,578 million, compared to RMB10,559 million in 2006.

 Profit/(Loss) for the Year Reconciled to U.S. GAAP

Our consolidated profit for 2007 under US GAAP was RMB8,950 million. Our profit for 2007 under US GAAP was lower than that under Hong Kong GAAP. This was principally due to the revaluation of certain classes of fixed assets under Hong Kong GAAP, which resulted in lower depreciation charges recorded of RMB4,482 million under Hong Kong GAAP compared to that under US GAAP. In addition, a gain net of taxes from the disposal of our southern service region business of RMB626 million was recognized in the income statement under Hong Kong GAAP, while the gain was recognized directly in the shareholders’ equity under U.S. GAAP.

Operating results for the year ended December 31, 2006 and the year ended December 31, 2005

Revenues

Our revenue for 2006 amounted to RMB84,194 million, as compared to RMB83,927 million for 2005, of which upfront connection fees amounted to RMB 2,406 million. Excluding upfront connection fees, our revenue for 2006 would amount to RMB 81,788 million, representing a growth of RMB 1,266 million, or 1.6%, from our revenue (excluding upfront connection fees) of RMB 80,522 million in 2005. The growth primarily reflected increases in revenues from broadband services, value-added services, interconnection fees and ICT services.

 Fixed-line telephone services

Local telephone services

Revenues from our local telephone services (including PHS services) comprise local usage fees, monthly fees and installation fees. They vary depending on the number of our fixed-line subscribers, average realized tariffs and the usage volume of local calls (including those made to connect to our dial-up Internet service).

In 2006, revenues from our local telephone services were RMB 39,969 million, representing a decrease of RMB 4,074 million, or 9.3%, from RMB 44,043 million in 2005, and accounting for 47.4% of our total revenues in 2006.

Local usage fees. Usage fees for local services include local usage fees charged for local telephone calls and VoIP long distance calls, and communications fees for dial-up Internet access. In 2006, revenues from our local usage fees were RMB 22,059 million, representing a decrease of RMB 2,381 million, or 9.7%, from RMB 24,440million in 2005. The decrease was primarily due to a decrease of 12.14 billion pulses, or 5.4%, in the usage volume of local calls to 214.47 billion pulses in 2006 from 226.61 billion in 2005, coupled with a decrease in our realized tariff as a result of increased competition.

Monthly fees. Monthly fees represent the fixed amount of service charges to our customers for using our fixed-line telephone services. In 2006, our revenues from monthly fees were RMB 16,546 million, representing a decrease of RMB 1,624 million, or 8.9%, from RMB 18,170 million in 2005, primarily due to a decrease in the number of our fixed-line subscribers in our service regions and a decrease in our realized tariff.

Upfront installation fees. Installation fees represent the amortized amount of the upfront fees received for installation of non-PHS fixed-line telephone services. These upfront installation fees are deferred and recognized over the expected customer relationship period, which is currently estimated to be ten years. Revenues from the upfront installation fees were RMB 1,364 million in 2006, representing a decrease of RMB 69 million, or 4.8%, from RMB 1,433 million in 2005. The decrease was principally attributable to upfront installation discount offered to new subscribers, coupled with a decrease in the number of new subscribers in 2006 to 8.66 million from 9.23 million in 2005.

Domestic long distance services

Revenues from our domestic long distance services consist of usage fees for domestic long distance calls originated by our fixed-line subscribers, users of our prepaid phone cards and certain other customers. In 2006, our domestic long distance revenues were RMB 9,495 million, representing a decrease of RMB 278 million, or 2.8%, from RMB 9,773 million in 2005. The decrease was primarily due to a combination of (i) revenues from our traditional domestic long distance service totaled RMB6,983 million, representing a decreased of RMB79 million, or 1.1%, from RMB 7,062 million in 2005; and (ii) revenues from our VoIP long distance service totaled RMB 2,512 million, representing a decrease of RMB 199 million or 7.4% from RMB 2,711 million in 2005.

International long distance services

Revenues from our international long distance services consist of usage fees charged to our customers for their international long distance calls originated in our service regions, including those made to Hong Kong, Macau and Taiwan.

In 2006, this revenue was RMB 819 million, representing a decrease of RMB 55 million, or 6.3%, from RMB 874 million in 2005. The revenue decrease was primarily attributable to a decrease in the volume of international long distance calls.  In 2006, the usage of international long distance calls decreased from 352 million minutes in 2005 by 28 million minutes, or 8.1%, to 324 million minutes.

Value-added services

Revenues from our value-added services consist of fees that we charge our customers for the provision of caller identification, PHS short-messaging, personalized ring, telephone information services, video- and tele-conferencing and other value-added services.

Revenues from our value-added services in 2006 were RMB 5,341 million, representing an increase of RMB 1,371 million, or 34.5%, from RMB 3,970 million in 2005. The increase was primarily attributable to increases in the number of subscribers and average usage volume per customer. In 2006, the number of subscribers of our caller identification service totaled 78.4 million, which reached a penetration rate of 68.8% of our access lines in service as of December 31, 2006.  The number of PHS short messages sent from our network in 2006 increased to 7.8 billion from 6.8 billion in 2005 and the number of our personalized ring subscribers totaled 15.76 million, representing an increase of 131.3% from that in 2005.

Interconnection services

Revenues from our interconnection services represent interconnection fees charged to other domestic telecommunications carriers, principally China Mobile, China Unicom and China Telecom, for both local and long distance calls, and revenues from our interconnections with China Netcom Group.

Revenue from our interconnection services amounted to RMB8,432 million in 2006, representing an increase of RMB768 million, or 10.0%, from RMB7,664 million in 2005. The growth in revenue was mainly due to an increase in interconnection fees from other domestic and international telecommunication carriers and an increase in revenue from settlement of interconnection fees with our associates.

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

Broadband services

Revenues from our broadband services represent revenues generated from DSL, LAN, and broadband-related value-added services. Total revenues from our broadband services in 2006 were RMB 9,916million, representing an increase of RMB 2,627 million, or 36.0%, from RMB 7,289 million in 2005. This increase reflects the rapid expansion of our broadband subscriber base. The total number of subscribers of our broadband services increased by approximately 3.4 million, or 30.7%, or to 14.4 million as of December 31, 2006 from approximately 11.0 million as of December 31, 2005.

Other Internet-related services

Revenues from our other Internet-related services represent revenues generated from the provision of internet dial-up service (other than communication fees) and dedicated internet access service. Revenues from other Internet-related services were RMB 516 million in 2006, representing a decrease of RMB 40 million, or 7.2%, from RMB 556 million in 2005. The decrease was primarily due to a decrease in revenues from Internet dial-up service of RMB 92 million from RMB 217 million in 2005, partially offset by an increase in revenues from dedicated Internet access services.

Managed data services

Revenues from our managed data services represent fees that we charge for our DDN, frame relay, ATM, MPLS VPN and X.25 services. Revenues from our managed data services were RMB 1,413 million in 2006, representing a decrease of RMB 208 million, or 12.8%, from RMB 1,621 million in 2005. The decrease was primarily due to decrease in average realized tariff as a result of increased market competition.

Leased line services

Revenues from our leased line services represent fees that we receive from our business and carrier customers for leasing circuit capacity to them, including the lease of digital circuits, digital trunk lines and optic fibers. Revenues from our leased line services were RMB 2,540 million in 2006, representing an increase of RMB 164 million, or 6.9%, from RMB 2,376 million in 2005. This increase was primarily due to an increase in domestic circuit bandwidth leased to 160 thousand (x2Mbps) as of December 31, 2006 from 126 thousand (x2Mbps) as of December 31, 2005.

ICT services

Through our ICT services, we provide integrated services of system integration, software development, management applications and fixed-line communication. In 2006, revenue from information and communications technology services amounted to RMB 855 million, representing an increase of RMB 669 million, or 359.7%, from RMB186 million in 2005. The increase was mainly due to continued strengthening of our capability to provide total solutions to large corporations and government, which results in the significant increase in contracts for ICT services.

Other services

Revenues from other services, including revenues from service and maintenance fees, lease payments for our non-telecommunications equipment, revenues from sales of products, and advertising and media service. Revenues from other services were RMB 2,492 million in 2006, representing an increase of RMB 322 million, or

14.8%, from RMB 2,170 million in 2005. The increase was primarily due to an increase in businesses such as the maintenance of equipment for customers and project construction.

Operating expenses

The key components of our operating expenses are depreciation and amortization expenses, network operations and support expenses, selling, general and administrative expenses, staff costs and other expenses. Our total operating expenses in 2006 were RMB 64,643 million, representing an increase of RMB 1,775 million, or 2.8%, from RMB 62,868 million in 2005. The increase in our total operating expenses is principally attributable to increased network operations and support expenses, depreciation and amortization expenses and other expenses, partially offset by decreases in selling, general and administrative expenses.

The following table sets forth the components of our operating expenses as percentages of our revenues for the periods indicated.

	For the Years Ended 31 December,
	2005		2006
	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in millions of RMB, except percentage data)
Depreciation and amortization expenses	24,328	29.0%	24,913	29.6%
Network, operations and support expenses	12,610	15.0%	13,344	15.8%
Staff costs	11,830	14.1%	11,849	14.1%
Selling, general and administrative	12,726	15.2%	12,607	15.0%
Other operating expenses	1,374	1.6%	1,930	2.3%
Total operating expenses	62,868	74.9%	64,643	76.8%

Depreciation and amortization

We depreciate our property, plant and equipment on a straight-line basis over the estimated useful lives of the assets, after taking into account their estimated residual value. For example, our telecommunication network and equipment are depreciated over periods typically ranging from five to ten years. In 2006, our depreciation and amortization expenses were RMB 24,913 million, representing an increase of RMB 585 million, or 2.4%, from RMB 24,328 million in 2005. The increase was primarily attributable to an increase in the total amount of fixed assets and intangible assets subject to depreciation and amortization. As of December 31, 2006, the value of our fixed assets totaled RMB 335.9 billion, representing an increase of 8.7 billion, or 2.7%, from RMB 327.2 billion as of December 31, 2005.

Network, operations and support

Network, operations and support expenses primarily consist of repair and maintenance expenses incurred in connection with the operation of our telecommunications networks, interconnection expenses, utility expenses and expenses relating the installation costs for additional access lines that are put in service each year, which are amortized on a straight-line basis over ten years to the extent that such costs match the incremental revenues from new customers. In 2006, these expenses amounted to RMB 13,344 million, representing an increase of RMB 734million, or 5.8%, from RMB 12,610million in 2005. The increase was primarily attributable to an increase of RMB 882 million in interconnection expenses with China Netcom Group and other carriers.

Staff costs

Staff costs principally consist of expenses for salary and benefits, contributions to pension plans and a housing fund, and the payment of early retirement benefits. In 2006, our staff costs were RMB 11,849 million compared to RMB11, 830 million in 2005.

Selling, general and administrative

Selling, general and administrative expenses primarily consist of sales and marketing expenses, general and administrative expense and provision for doubtful accounts. Our selling, general and administrative expenses amounted to RMB12,607 million in 2006, representing a decrease of RMB119 million, or 0.9%, from RMB12,726 million in 2005. The decrease was mainly attributable to a decrease in subscribers acquisition cost resulting from a decrease in the growth in the number of new PHS customers. The decrease was partially offset by an increase in subscribers retention cost, sales channel cost and other marketing expenses resulting from increased competition.

Other operating expenses

In 2006, other operating expenses were RMB 1,930 million, representing an increase of RMB 556 million, or 40.5%, from RMB 1,374 million in 2005, primarily due to an increase in expenses relating to developing ICT services.

Deficit on revaluation of fixed assets

In 2006, we recorded an expense of RMB 1,335 million relating to the deficit arising from the revaluation of fixed assets following the completion of a valuation by the PRC Valuer of our fixed assets other than land and buildings on a depreciated replacement basis according to our accounting policies under HKFRS. We did not record any such expenses in 2005 as our management performed a valuation of our fixed assets other than land and buildings and concluded that the value of fixed assets were close to the carrying value of these fixed assets as at December 31, 2005.

Finance costs

In 2006, our finance costs were RMB 3,767million, representing an increase of RMB 421 million, or 12.6%, from RMB 3,346 million in 2005, which was primarily attributable to an increase of RMB 136 million in interest expenses and a decrease of RMB 221 million in foreign exchange gains primarily resulting from the depreciation of the value of Renminbi against the Euro in 2006. For more details, see "Risk Factors--Risks relating to China --Fluctuations in exchange rates may adversely affect our financial condition and results of operations and the prices of our shares and ADSs or any dividends payable on our shares and ADSs in foreign currency terms." The increase in interest expenses was primarily attributable to an increase of RMB 392 million in 2006 resulting from deferred payments in respect of the 2005 Acquired Assets and Liabilities.

Taxation

The statutory tax rate on most of our operations in the PRC is 33%, although some of our subsidiaries and affiliates in the PRC are subject to lower statutory tax rates or enjoy preferential tax rates.

In 2006, our taxation expense was RMB 3,727 million, representing an increase of RMB 201 million from RMB 3,526 million in 2005.

Our effective tax rate in 2006 was 24.5%, as compared to 19.7% in 2005. The effective tax rate in 2005 was lower primarily because we benefited from a non-recurring tax reduction of RMB 837 million after offsetting the accumulated pre-restructuring losses with a taxable profit in 2005. The tax rate in 2006 was lower than the statutory tax rate mainly because the revenues from upfront connection fees and certain revenues from investment were not taxable under the PRC law.

Profits from continuing operations

Our profit for the year from continuing operations amounted to RMB11,478 million in 2006, as compared to RMB14,350 million in 2005. Excluding income from upfront connection fees, our profit for 2006 amounted to RMB9,072 million, representing a decrease of RMB1,873 million, or 17.1%, from RMB10,945 million in 2005. The decrease was primarily attributable to the RMB1,335 million of expenses relating to deficit on revaluation of fixed asset.

Profits from discontinued operations

In 2006, our profit from discontinued operations was RMB 1,487 million, representing a net gain of RMB 1,878 million from the sale of Asia Netcom , a net loss of RMB 59 million incurred by Asia Netcom in 2006 prior to the closing of the sale of Asia Netcom and a net loss of RMB 332 million incurred by the telecommunications business in our southern service region.

Profit for the year

In 2006, our profit from operations (including continuing and discontinued operations) was RMB 12,965 million, representing a decrease of RMB 985 million, or 7.1%, from RMB 13,950 million in 2005.

Profit/(Loss) for the Year Reconciled to U.S. GAAP

Our consolidated profit for 2006 (including continuing and discontinued operations) determined under U.S. GAAP was RMB 10,891 million. Our profit for 2006 determined under U.S. GAAP was lower than that under HKFRS. The difference principally reflects the revaluation deficits in 2003 and 2004 taken to the carrying value of our assets under HKFRS, making our depreciation and amortization expenses in 2006 RMB 4,619 million lower under HKFRS than under U.S. GAAP.  In addition, the carrying value of our assets decreased by RMB 1,524 million under HKFRS as a result of the revaluation of assets in 2006.  Such decrease will not be recorded as an expenses relating to deficit on revaluation of assets under U.S. GAAP. We expect this factor to continue to contribute to the difference in our consolidated profit under U.S. GAAP compared to our consolidated profit under HKFRS in the future.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our primary source of funding have been cash provided by operating activities, short-term bank loans and commercial papers and our primary uses of funds have been capital expenditures and repayment of bank loans, for the year ended December 31, 2007.

The following table summarizes our cash flows for the periods indicated:

	For the Years Ended December 31,
	2005	2006	2007
	(in millions of RMB)
Net cash inflow from operating activities from continuing operations	32,191	32,050	32,459
Net cash outflow for investing activities from continuing operations	(22,993)	(24,051)	(19,138)
Net cash outflow from financing activities from continuing operations	(14,746)	(6,477)	(19,131)
Increase/(decrease) in cash from continuing operations	(5,548)	1,522	(5,810)
Increase/(decrease) in cash from discontinued operations	(132)	1,164	3,491
Increase/(decrease) in cash and cash equivalents	(5,680)	2,686	(2,319)

Taking into account cash generated from operating activities and short-term and long-term bank loans, we believe that we have access to sufficient working capital for the next 12 months.

 Net cash inflow from operating activities

Our net cash inflow from operating activities in 2007 was RMB 32,459 million, representing an increase of RMB 409million, or 1.3%, from RMB 32,050 million in 2006. The increase principally reflects a combination of:

•	an increase of RMB 153 million in net cash inflows generated from operations from 2006 to 2007;

•	an increase of RMB 429 million in cash outflow for profit tax paid from 2006 to 2007; and

•	a decrease of RMB 708 million in interest paid from 2006 to 2007 resulting from repayment of debt.

Our net cash inflow from operating activities in 2006 was RMB 32,050 million, representing a decrease of RMB 141 million, or 0.4%, from RMB 32,191 million in 2005. The decrease principally reflects a combination of:

•	a decrease of RMB 147 million in net cash inflows generated from operations from 2005 to 2006;

•	a decrease of RMB 350 million in cash outflow for profit tax paid from 2005 to 2006; and

•	an increase of RMB 320 million in interest paid from 2005 to 2006 resulting primarily from interest on a deferred payment for the 2005 Acquired Assets and Liabilities.

Set out below is a breakdown of our net cash inflow from operating activities for the periods indicated:

	Years Ended December 31,
	2005	2006	2007
	(RMB in millions)
Net cash inflows generated from operations	39,303	39,156	39,309
Interest received	131	136	113
Dividends received	29	-	-
Interest paid	(3,244)	(3,564)	(2,856)
Profits tax paid	(4,028)	(3,678)	(4,107)
Cash inflow from operating activities of continuing operations	32,191	32,050	32,459
Cash inflow from operating activities of discontinued operations	1,344	2,085	388
Net cash inflow from operating activities	33,535	34,135	32,847

All of our operations in the PRC are conducted through our wholly foreign-owned subsidiary, CNC China. Our telecommunications businesses outside of the PRC are primarily owned and conducted by China Netcom (USA) Operations Limited and China Netcom (Hong Kong) Operations Limited, our wholly owned subsidiaries incorporated in the U.S. and Hong Kong, respectively. Accordingly, our future cash flow will consist principally of dividends from our subsidiaries. Our ability to pay dividends depends substantially on the payment of dividends to us by CNC China. CNC China must follow the laws and regulations of the PRC and their respective articles of association in declaring and paying dividends to us. As a wholly foreign-owned enterprise in China, CNC China is required to provide for a reserve fund and staff and workers’ bonus and welfare fund, each of which is allocated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC. CNC China is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital. Appropriations to the staff and workers’ bonus and welfare fund, which are determined at the discretion of the directors of CNC China, are charged as expenses as incurred in the consolidated financial statements. In 2005, 2006 and 2007, CNC China contributed approximately RMB 1,044 million, RMB 855 million, and RMB 868 million respectively, to these statutory funds. None of the contributions by CNC China to these statutory funds may be used for dividend purposes. For more details, see “Item 8. Financial Information -- Dividend Policy.”

Net cash outflow for investing activities

Our net cash outflow in investment activities in 2007 amounted to RMB19,138 million, representing a decrease of RMB4,913 million, or 20.4%, from RMB24,051 million in 2006, which was mainly due to the significant decrease in our capital expenditures in 2007 compared to 2006, as we focused on controlling our capital expenditure levels by improving our network efficiency and developing new products and services to better utilize our existing networks.

Our net cash outflow from investing activities in 2006 was RMB 24,051million, representing an increase of RMB 1,058 million, or 4.6%, from RMB 22,993 million in 2005.  The increase was primarily attributable to the fact that we had more cash inflow in 2005 as we sold certain short-term investments in that year.

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

Net cash inflow/(outflow) from financing activities

Our net cash outflow in financing activities in 2007 amounted to RMB19,131 million, representing an increase of RMB12,654 million, or 195.4%, from RMB6,477 million in 2006..The increase was mainly due to the increase in the repayment of interest bearing debts in 2007 compared to 2006.

Our net cash outflow from financing activities in 2006 was RMB6,477 million, representing a decrease of RMB 8,269million, or 56.1%, from RMB 14,746 million in 2005. The decrease was mainly due to:

•	an increase of RMB11,429 million in new bank loans and other loans from 2005 to 2006;

•	an increase of RMB 9,676 million in proceeds from the issuance of short-term commercial papers from 2005 to 2006; and

•	an increase of RMB13,223 million in repayment of bank loans from 2005 to 2006.

Net cash inflow/(outflow) from discontinued operations

In 2007, our net cash inflow from discontinued operations was RMB 3,491 million, compared to a net cash inflow of RMB 1,164 million from discontinued operations in 2006. The primary reason for this trend was that we received RMB3,500 million as consideration for the disposal of assets, liabilities and operations on telecommunications operations our of southern service region.

In 2006, our net cash inflow from discontinued operations was RMB 1,164 million, compared to a net cash outflow of RMB 132million from discontinued operations in 2005.  The increase resulted from the consideration we received from the sale of Asia Netcom.

Working capital

As at December 31, 2007, the shortfall of our working capital amounted to RMB59,085 million, a decrease of RMB13,522 million or 18.6% in shortfall from RMB72,607 million in 2006. The decrease in shortfall of working capital was mainly due to a decrease in our short-term loans outstanding.

Indebtedness

We issued two tranches of commercial paper for the aggregate amount of RMB20 billion in 2007. One tranche of the commercial paper was issued for the amount of RMB10 billion at an interest rate of 3.34% with a maturity period of 365 days, and the other tranche of the commercial paper was issued for the amount of RMB10 billion at an interest rate of 3.93% per annum with a maturity period of 270 days.

Our indebtedness as of the dates indicated was as follows:

	As of December 31,
	2005	2006	2007
	(in millions of RMB)

Short term bank loans	47,341	30,980	11,850
Current portion of long term bank and other loan	6846	7,304	5,322
Long term bank and other loans net of current portion	18,143	23,219	14,425
Short term commercial paper	-	9,811	20,000
Corporate bonds	-		2,000
Current portion of amounts due to holding companies and fellow subsidiaries	1,960	1,960	1,960
Amounts due to holding companies and fellow subsidiaries net of current portion	7,840	5,880	6,169
Total	82,130	79,154	61,726

As at December 31, 2007, our total indebtedness amounted to RMB61,726 million, representing a decrease of RMB17,428 million or 22% from RMB79,154 million as at the end of 2006. The source of capital for the repayment was our free cash-flow and the consideration for the disposal of assets, liabilities and operations of our southern service region business.

As at December 31, 2007, the proportion of our short-term debts to our total indebtedness was 63.4%, which approximately equaled to 63.2% as at December 31, 2006.

As at December 31, 2007, our debt to capital ratio was 39.8%, calculated as the ratio of total indebtedness to the sum of total indebtedness, owner’s equity and the balance of deferred revenues, representing a decrease of 7.5 percentage points from 47.3% as at December 31, 2006. Our financial position was significantly improved.

As at December 31, 2007, our aggregate outstanding banking facilities available amounted to RMB106,824 million in total.

Contractual obligations and commitments, including off-balance sheet arrangements

The following table sets forth information regarding our aggregate payment obligations in future years of the contractual obligations and commercial commitments that we had as of December 31, 2007. (1)

	Payments Due (by stages as indicated) (RMB millions)
	Total	2008	2009	2010	2011	2012	Thereafter

Short-term bank loans	12,134	12,134	—	—	—	—	—
long term bank and other loans	21,616	6,407	10,272	1,887	106	104	2,840
Short term commercial paper	20,629	20,629	—	—	—	—	—
Corporate bonds	2,900	90	90	90	90	90	2,450
Amounts due to holding companies and fellow subsidiaries	8,870	2,319	2,214	4,337	—	—	—
Operating lease commitments	2,004	579	346	305	247	236	291
Capital commitments	677	661	—	16	—	—	—

Total	68,830	42,819	12,922	6,635	443	430	5,581
_______________
(1)	The amounts shown include interest charged for each year and the amounts of interest charged on variable rate debt have been calculated using the interest rate as of December 31, 2007.

Capital expenditures

Capital expenditure includes cash paid towards the purchase of fixed assets, construction in progress, prepayment for leased network capacity and prepayment for leased land. The following table sets forth our actual and planned total capital expenditure requirements for the periods indicated:

Capital Expenditures
(in millions of RMB)
2005	25,964
2006	24,560
2007	20,684
2008 (planned)	19,600

Historically, most of our capital expenditures were budgeted for the improvement of our networks and related equipment. In particular, capital expenditures related to our local access, switching, broadband services, data and transport networks each accounted for a significant percentage of our total capital expenditures. Expenditures for other projects were mainly related to investments in facilities to house our telecommunications equipment and other facilities. Our total capital expenditures in each of 2005, 2006 and 2007 were lower than that of each previous year as we focused on controlling our capital expenditure levels by improving our network efficiency and developing new products and services to better utilize our existing networks.

Our capital expenditure in 2007 amounted to RMB20,684 million, representing a decrease of RMB3,876 million, or 15.8%, from RMB24,560 million in 2006, which was mainly due to our emphasis on enhancing the utilization rate of our existing network and our implementation of a policy which focused on cost-effectiveness, which reasonably reduced capital expenditure. In 2007, we continued to increase our investment in broadband and Internet, and we also accordingly reduced our investment in local telephones and network transmission equipment.

We expected to further reduce our capital expenditure in 2008, which was estimated at RMB19,600 million. Many factors could affect the timing, amount and nature of our capital expenditure, including the overall economic environment, customer demand, technology development and other related factors. Our estimated capital expenditure had a certain degree of uncertainty, and the future actual capital expenditure may deviate from the estimated amount. We anticipate that we will meet our capital expenditure requirements with cash generated from operating activities, short-term and long-term loans, debentures and other borrowings and equity financing. We consider that we shall have sufficient capital to meet our future capital expenditure requirements.

Capital resources

We expect to fund our capital expenditure needs with a combination of cash generated from operating activities, short-term and long-term bank loans, short-term commercial paper and other borrowings or equity financings. We believe that we will have sufficient capital resources to satisfy our capital expenditure requirements in the foreseeable future periods.

RECONCILIATION OF HKFRS AND U.S. GAAP

Our consolidated financial statements have been prepared in accordance with HKFRS, which differs significantly in certain respects from U.S. GAAP. Differences between HKFRS and U.S. GAAP may have a significant impact on our consolidated net profit/(loss) and shareholders’ equity. For example, U.S. GAAP requires fixed assets to be recorded at cost less impairment while HKFRS allows revaluation of the fixed assets other than in an impairment situation. Consequently, under U.S. GAAP there was no charge to income in 2004 and 2006 resulting from the revaluation of our fixed assets in the amount of RMB 11,318 million in 2004 or RMB 1,524 million in 2006, as the case may be, while such charges were recorded under HKFRS. Thus, in future periods we expect our depreciation and amortization expense as reported in accordance with U.S. GAAP to be significantly higher than as reported in our financial statements prepared in accordance with HKFRS.

We have summarized these differences and their effect on our shareholders’ equity as of December 31, 2005 , 2006 and 2007 and the results of our operations for each of the years ended December 31, 2005 , 2006 and 2007 in Note 40 to our consolidated financial statements included elsewhere in this annual report. These differences relate primarily to the treatment of the revaluation of fixed assets, and deferred tax.

The effect on net profit/(loss) of differences between HKFRS and U.S. GAAP for the years ended December 31, 2005 , 2006 and 2007is as set forth in the following table.

	For the Years Ended December 31,
	2005	2006	2007
	(in millions of RMB)
Net profit/(loss) under HKFRS	13,950	12,965	12,095
U.S. GAAP adjustments	(3,424)	(2,074)	(3,145)
Net profit under U.S. GAAP	10,526	10,891	8,950

The effect on shareholders’ equity of differences between HKFRS and U.S. GAAP as of December 31, 2004, 2005 and 2006 is as set forth in the following table.

	As of December 31,
	2005	2006	2007
	(in millions of RMB)
Owners’ equity under HKFRS	63,287	74,194	82,052
U.S. GAAP adjustments	14,480	11,689	9,723
Owners’ equity under U.S. GAAP	77,767	85,883	91,775

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

Depreciation of fixed assets

We depreciate our property, plant and equipment at rates sufficient to write off their costs or revalued amounts less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. We review the useful lives periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of economic benefits from property, plant and equipment. We estimate the useful lives of the property, plant and equipment based on our historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense in the future periods will change if there are significant changes from previous estimates. As of December 31, 2007, we did not change the estimate of useful lives.

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

Impairment of non-current assets

At each balance sheet date, we consider both internal and external sources of information to assess where there is any indication that non-current assets, including property, plant and equipment are impaired. If any such indication exists, the recoverable amount of the asset is estimated and an impairment loss is recognized to reduce the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of value in use or net selling price. Estimated recoverable amounts are determined based on estimated discounted future cash flows of the cash-generating unit at the lowest level to which the asset belongs. Key assumptions made to determine the estimated discounted cash flows include the estimated growth rate and our estimated weighted cost of capital. Such impairment losses are recognized in the income statement, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve. Accordingly, there will be an impact to our future results if there is a significant change of the recoverable amounts of our non-current assets. As of December 31, 2007, we did not identify any indication that non-current assets were impaired.

Revenue recognition for upfront connection and installation fees

We defer the recognition of upfront customer connection and installation fees and amortize them over the expected customer relationship period of ten years. The related direct incremental installation costs are deferred and amortized over the same expected customer relationship period of ten years, except when the direct incremental costs exceed the corresponding installation fees. The excess of the direct incremental costs over the corresponding installation fees, if any, are immediately amortized as expenses to the income statement. We estimate the expected customer relationship period based on our historical customer retention experience and other factoring in the expected level of future competition, the risk of technological or functional obsolescence to our services, technological innovation, and the expected changes in the regulatory and social environment. If our estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of our deferred revenues may change for future periods. As of December 31, 2007, we did not change the estimate of customer relationship period.

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

Discontinued operations

A discontinued operation is a component of our Company that may be a major line of business or geographical area of operations that has been disposed or is held for sale. The result of that component is separately reported as “discontinued operations” in the income statement. The comparative income statement is restated as if the operation had been discontinued from the start of the comparative period. The assets and liabilities and minority interests of such component classified as “discontinued operations” or “held for sale” is presented separately in the assets and liabilities and minority sections, respectively, of the consolidated Balance Sheet, from the date it is first determined to be discontinued or held for sale.

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

Accounting for business combinations under common control

We completed our 2005 Acquisition on October 31, 2005. We completed our 2007 Acquisition on December 31, 2007. Our acquisitions are treated as a business combination under common control. Under HKFRS, we can choose to adopt either acquisition accounting or merger accounting to record our 2005 Acquisition and 2007 Acquisition. We adopted merger accounting to account for the business combinations under common control as we believe that the financial statements prepared under merger accounting are more relevant to those transactions.

New accounting pronouncements

For a detailed discussion of new accounting pronouncements, see Notes 3 and 41(D) to the Financial Statements.

INFLATION

According to China’s National Bureau of Statistics, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.8% in 2005, 1.5% in 2006 and 4.8% in 2007. Inflation or deflation has not had a significant impact on our results of operations in recent years.

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

Foreign exchange rate risk

We conduct our business primarily in Renminbi, which is also our functional and reporting currency. The Renminbi is not a fully convertible currency. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. On July 21, 2005, the RPC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. Fluctuations in exchange rates may adversely affect the value, translated or converted into United States dollars or Hong Kong dollars (which are pegged to the U.S. dollar), of our net assets, earnings and any declared dividends. For a detailed description of the unitary managed floating rate system used by the PRC government to set foreign exchange rates, see “Item 3. Key Information -- Selected Financial Data -- Exchange Rate Information.”

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

The following table provides information regarding our foreign currency-sensitive financial instruments, which consist of cash and cash equivalents, short-term and long-term debt obligations and capital commitments as of December 31, 2007 and the expected maturity profile of these debt obligations and capital commitments.

	Expected Maturity
	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value

Assets:
Cash and cash equivalents
U.S. dollars	172	-	-	-	-	-	172	172
HK dollars	148	-	-	-	-	-	148	148
Japanese yen	16	-	-	-	-	-	16	16
Liabilities:
U.S. dollar-denominated loans	37	32	30	30	29	449	607	334
Euro-denominated loans	45	39	38	37	37	286	482	302
Japanese yen-denominated loans	41	40	39	39	38	56	253	221
HK dollar-denominated loans	-	-	10	-	-	-	10	9

Interest Rate Risk

The People’s Bank of China has the sole authority in the PRC to establish the official interest rates for Renminbi-denominated loans. Financial institutions in the PRC set their effective interest rates within the range established by the People’s Bank of China. Interest rates and payment methods in the PRC on loans denominated in foreign currencies are set by the financial institutions based on interest rate changes in the international financial market, cost of funds, risk levels and other factors.

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

	Expected Maturity
	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
	(RMB equivalent in millions, except interest rates)
Liabilities:
RMB-denominated loans	18,316	10,161	1,770	-	-	2,049	32,296	28,524
Fixed rate	14,648	3,225	-	-	-	2,049	19,922	18,008
Average rate	5.7%	5.9%	0.0%	0.0%	0.0%	6.2%	5.7%

Variable rate	3,668	6,936	1,770	-	-	-	12,374	10,516
Average rate (1)	5.8%	6.0%	6.7%	0.0%	0.0%	0.0%	6.0%
U.S. dollar-denominated loans	37	32	30	30	29	449	607	334
Fixed rate	32	27	24	24	24	333	464	265
Average rate	1.9%	1.1%	0.7%	0.7%	0.7%	0.6%	1.0%	-

Variable rate	5	5	6	6	5	116	143	69
Average rate (1)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-
Euro-denominated loans	45	39	38	37	37	286	482	302
Fixed rate	45	39	38	37	37	286	482	302
Average rate	2.5%	2.3%	2.3%	2.3%	2.3%	2.3%	2.4%
Japanese yen-denominated loans	41	40	39	39	38	56	253	221
Fixed rate	41	40	39	39	38	56	253	221
Average rate	2.1%	2.1%	2.1%	2.1%	2.1%	2.1%	2.1%	-
HK dollar-denominated loans	-	-	10	-	-	-	10	9
Fixed rate	-	-	10	-	-	-	10	-
Average rate	0.0%	0.0%	3.8%	0.0%	0.0%	0.0%	3.8%	-
_____________
(1)	The average interest rates for variable rate loans are calculated based on the rates reported as of December 31, 2007.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

In accordance with Hong Kong law and our articles of association, members of our board of directors are elected by our shareholders. Our board of directors consists of 12 members, including four independent non-executive directors.

The following table sets forth certain information about our directors, each of whom were duly elected and will retire from office at an annual general meeting by rotation every three years (but will be eligible for re-election at such annual general meeting), senior management officers, joint company secretaries and qualified accountant.

Name	Age	Positions
Zhang Chunjiang	49	Chairman and Executive Director
Zuo Xunsheng	57	Executive Director and Chief Executive Officer
Li Jianguo(1)	54	Executive Director
Zhang Xiaotie	55	Executive Director and Senior Vice President
Li Fushen(2)	45	Executive Director and Chief Financial Officer
Yan Yixun	69	Non-Executive Director
Cesareo Alierta Izuel(3)	62	Non-Executive Director
José María Álvarez-Pallete	44	Non-Executive Director

John Lawson Thornton	54	Independent Non-Executive Director
Qian Yingyi	51	Independent Non-Executive Director
Hou Ziqiang	70	Independent Non-Executive Director
Timpson Chung Shui Ming	56	Independent Non-Executive Director
Hong Chen Jin (Margaret Chen) (4)	45	Alternate Director to Cesareo Alierta Izuel and José María Álvarez-Pallete
Pei Aihua	57	Senior Vice President
Zhao Jidong	57	Senior Vice President
Jiang Zhengxin(5)	51	Vice President
Teng Yong	53	Chief Technical Officer
Zhu Lijun	54	Vice President
Huo Haifeng(6)	43	Joint Company Secretary and Vice President
Mok Kam Wan	45	Joint Company Secretary
Leung June Man	38	Qualified Accountant
_____________
(1)	Appointed as Executive Director on July 12, 2007.
(2)	Appointed as Executive Director on January 15, 2007.
(3)	Appointed as Non-Executive Director on December 5, 2007.
(4)	Appointed as Alternate Director to Mr. Cesareo Alierta Izuel on December 5, 2007 and ceased to be the Alternate Director to Mr. Mauricio Sartorius since December 5, 2007.
(5)	Appointed as Vice President on December 5, 2007.
(6)	Appointed as Joint Company Secretary effective March 25, 2008.

Directors, Senior Management Officers, Joint Company Secretaries and Qualified Accountant

Directors

Zhang Chunjiang, 49, Chairman and Executive Director, has served as a Director since June 2004. He has been the Chairman of China Netcom (Group) Company Limited since September 2004 and President of China Netcom Group since May 2003. He has served as a Non-executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets’ OTC Market in U.S.) since April 2005. Prior to joining China Netcom Group, Mr. Zhang served as Deputy Minister of the Ministry of Information Industry (MII) and was one of the most senior regulatory officials in the PRC telecommunications industry from December 1999 to May 2003. From August 1993 to December 1999, Mr. Zhang held a series of senior-level positions at the former Liaoning Provincial Posts and Telecommunications Bureau, the former Ministry of Posts and Telecommunications (MPT), and the MII, including serving as the Deputy Director of the former Liaoning Provincial Posts and Telecommunications Bureau, Director of Mobile Telecommunications Administration of the MPT and Director of Telecommunications Administration of the MII. Mr. Zhang is a senior engineer of professor level and has extensive experience in telecommunications management, operations and technology.  Mr. Zhang graduated from the Beijing University of Posts and Telecommunications in 1982 with a bachelor’s degree in telecommunications.

Zuo Xunsheng, 57, Executive Director and Chief Executive Officer, has served as Executive Director and Chief Executive Officer since May 2006, and served as Chief Operating Officer of the Company from December 2005 to May 2006 overseeing general operations of the Company. Mr. Zuo has served as Senior Vice President since July 2004. He has also served as Vice President of China Netcom Group since April 2002. He has served as a Non-executive Director and  Deputy Chairman of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets’ OTC Market in U.S.) since July 2007. Before joining China Netcom Group, Mr. Zuo was President of the former Shandong Telecommunications Company from May 2000 to April 2002. From October 1997 to May 2000, Mr. Zuo has served as Director of the former Posts and Telecommunications Bureau of Shandong Province. From 1993 to 1997, Mr. Zuo has served as Director of the former Bureau of Telecommunications of Jinan City. Mr. Zuo graduated from Guanghua School of Management of Peking University with an EMBA degree.

Li Jianguo, 54, Executive Director, has served as Executive Director since July 2007 and served as senior management officer of China Netcom Group since July 2007. Before joining China Netcom Group, Ms. Li held a series of senior-level positions at China United Telecommunications Corporation, including serving as a director and chairperson of the trade union, and served as the Chairperson of the board of supervisors of China United Telecommunications Corporation Limited (listed on the Shanghai Stock Exchange) and Executive Director of China Unicom Limited (listed on the New York Stock Exchange and the Hong Kong Stock Exchange). Ms. Li held leading positions in various enterprises, local governments and state ministries and committees for a significant period of time, and she has extensive experience in working for the government and enterprises and in management. Ms. Li graduated from the Xiangtan University with a bachelor’s degree in Chemical Engineering in 1982 and received a master’s degree in business administration from the Hong Kong Polytechnic University.

Zhang Xiaotie, 55, Executive Director and Senior Vice President, has served as a Director since October 2004 and Senior Vice President since January 2007 overseeing procurement and logistics management. He served as the Joint Company Secretary from October 2004 to December 2005. He also has served as Vice President of China Netcom Group since July 2003. From June 2002 to July 2003, Mr. Zhang also served as Assistant to President and General Manager of Planning and Finance Department of China Netcom Group. Before joining China Netcom Group, Mr. Zhang served as Deputy Director and Director of Economic Planning and Communication Settlement Department of MII. He also held a series of senior-level positions at the former MPT and former Beijing Administration of Telecommunications. Mr. Zhang graduated from the School of Economics and Management of Tsinghua University with an M.S. degree.

Li Fushen, 45, Executive Director and Chief Financial Officer, has served as executive director since January 2007, and has served as Chief Financial Officer since September 2005. He served as Joint Company Secretary from December 2006 to March 2008. He served as Financial Controller from July 2004 to August 2005. Since October 2005, he has served as the Chief Accountant of China Netcom Group. He has served as a Non-executive Director of PCCW Limited (listed on the Hong Kong Stock Exchange with an American Depositary Receipt trading on the Pink Sheets’ OTC Market in the U.S.) since July 2007. From October 2003 to August 2005, he served as General Manager of the Finance Department of China Netcom Group. From November 2001 to October 2003, he served as Deputy General Manager of Jilin Communications Company and Deputy General Manager of the former Jilin Provincial Telecommunications Company. He graduated from the Australian National University with a master’s degree in management, and from the Jilin Engineering Institute with a degree in engineering management in 1988.

Yan Yixun, 69, Non-executive Director, has served as a Director since 2001. He was a member of the Standing Committee of the Eighth, Ninth and Tenth National People's Congress.  He was the Vice Chairman of the Financial and Economic Committee of the Tenth National People's Congress and a member of the Education, Science, Culture and Health Committee of the Ninth National People's Congress. From December 1992 to November 2000, he served as Vice Chairman of the Chinese Academy of Sciences, and prior to that he served as Director of Shanghai Technical Physics Research Institute. He was a first-term Board Director of Legend Holdings Limited and now serves as Chairman of the Board of New Margin Venture Capital Co., Ltd. and Director of Chinese Academy Sciences Holdings Co., Ltd.. Mr. Yan received a master's degree from the Institute of Electronics of the Chinese Academy of Sciences in 1966 and graduated from the Department of Radio Electronics at Tsinghua University in 1962.

Cesareo Alierta Izuel, 62, Non-executive Director, has served as a Director since December 2007. He has been director of Telefónica S.A. (listed on various stock exchanges including Madrid, New York and London) as from January 1997, member of its Executive Committee since January 1999, and has become the Executive Chairman of Telefónica S.A. since July 2000.  Mr. Cesareo Alierta Izuel is a member of the Colombia Business School Board of Overseers.  He is also a director of Telecom Italia (listed on the stock exchange of Milan). He was a member of the Board of Directors of Telefónica O2 Europe, Plc from January 2006 to January 2008.  Between 1970 and 1985, he has been the General Manager of the Capital Markets division at Banco Urquijo in Madrid.  He has been the Chairman and founder of Beta Capital.  As from 1991, he has also acted as the Chairman of the Spanish Financial Analysts’ Association.  He has also been a member of the Board of Directors and the Standing Committee of the Madrid Stock Exchange.  Between June 1996 and November 1999, he was Director and Chairman of Tabacalera, S.A.. At that time Tabacalera, S.A. changed its name into Altadis, S.A. (following the merger of

Tabacalera, S.A. with the French Group, Seita) and he became Director and Chairman of Altadis, S.A.. He was the Chairman of Altadis, S.A. until July 2000, but he continued as a member of the Board of Directors and Executive Committee of Altadis S.A. until February 2008. Mr. Cesareo Alierta Izuel holds a degree in law from the University of Zaragoza and a master’s degree of business administration from the University of Columbia.

José María Álvarez-Pallete, 44, Non-executive Director, has served as a Director since September 2005. He joined Telefónica Internacional S.A.. in February 1999 as General Manager for Finance. In September of the same year, he became Chief Financial Officer of Telefónica S.A.. In July 2002, he was appointed as Executive Chairman of Telefónica Internacional S.A.. In July 2006, he was appointed as General Manager of Telefónica Latinoamérica and a member of the Board of Telefónica, S.A. (listed on various Stock Exchanges including Madrid, New York and London).  In addition, Mr. Álvarez-Pallete is a Director on the boards of Telecomunicaciones de Sao Paulo, S.A. (listed on the Stock Exchanges of Sao Paulo and New York), Compañía de Telecomunicaciones de Chile, S.A. (listed on the Stock Exchanges of Santiago de Chile and New York), Telefónica de España S.A., Telefónica Móviles España S.A., Telefónica Datacorp, S.A., Telefónica de Argentina, S.A. (listed on the Stock Exchanges of Buenos Aires and New York), Telefónica de Perú S.A.A. (listed on the Stock Exchange of Lima), Colombia Telecomunicaciones, S.A. ESP, Telefónica Móviles Colombia, S.A., Telefónica Móviles México, S.A., Brasilcel, N.V., Allianca Atlantica Holding B.V. and Telefónica O2 Europe, plc. Mr. Álvarez-Pallete received a bachelor’s degree in economics from the Universidad Complutense of Madrid.

John Lawson Thornton, 54, Independent Non-executive Director, has served as a Director since October 2004. Mr. Thornton is Professor and Director of Global Leadership Project at Tsinghua University in Beijing.  He was President and a Director of The Goldman Sachs Group, Inc. until July 2003.  Mr. Thornton is a Director of Ford Motor Company (listed on the New York Stock Exchange), Industrial and Commercial Bank of China Ltd. (listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange), Intel Corporation (listed on NASDAQ Stock Exchange) and News Corporation, Inc. (listed on the New York Stock Exchange and the Australian Stock Exchange). He is also Chairman of the Brookings Institution Board of Trustees. Mr. Thornton received an A.B. in history from Harvard College in 1976, a B.A. and M.A. in jurisprudence from Oxford University in 1978 and a M.P.P.M. from the Yale School of Management in 1980.

Qian Yingyi, 51, Independent Non-executive Director, has served as a Director since October 2004. He is a Professor of Economics at the University of California, Berkeley.  Since 2006, Dr. Qian has been the Dean of the School of Economics and Management at Tsinghua University.  Dr. Qian has served as Independent Director of the Industrial and Commercial Bank of China Ltd. (listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange) as from 2005, Independent Director of Vimicro International Corporation (listed on New York NASDAQ) as from 2006, and the Chairman of the Supervisory Board of Vtion Wireless Technology AG as from 2007.  Before joining the Berkeley faculty in 2001, Dr. Qian has taught in the Department of Economics at Stanford University and the University of Maryland.  In 1990, Dr. Qian received his Ph.D. in Economics from Harvard University, after receiving an M.Phil. in management science/operations research from Yale University and an M.A. in statistics from Columbia University. In 1981, Dr. Qian graduated from Tsinghua University with a B.S. degree in mathematics.

Hou Ziqiang, 70, Independent Non-executive Director, has served as a Director since October 2004.  Since March 2005, Mr. Hou has served as Independent Non-Executive Director of the Varitronix International Limited (listed on the Hong Kong Stock Exchange).  Mr. Hou founded China Kejian Company Limited in 1984 and has also been its Chairman.  From 1993 to 1997, Mr. Hou was Director of the Institute of Acoustics of the Chinese Academy of Sciences. From 1988 to 1993, Mr. Hou was Secretary General of the Chinese Academy of Sciences. Mr. Hou graduated from Peking University in 1958 with a bachelor's degree in physics.

Timpson Chung Shui Ming, 56, G.B.S., J.P., Independent Non-executive Director, has served as a Director since October 2004. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is a Independent Non-executive Director of Tai Shing International (Holdings) Limited, Glorious Sun Enterprises Limited, The Miramar Hotel & Investment Co. Limited and Nine Dragons Paper (Holdings) Limited (four companies being listed on the Hong Kong Stock Exchange). In addition, Mr. Chung is a member of the National Committee of the 11th Chinese People's Political Consultative Conference and the Chairman of the Council of the City University of Hong Kong. Formerly, he was a member of the National Committee of the 10th Chinese People's Political Consultative Conference, an Executive Director of Hantec Investment Holdings Limited and an Executive Director of Shimao China Holdings Limited. He was also

Chairman of the Hong Kong Housing Society, a member of the Executive Council of the Hong Kong Special Administrative Region, the Vice Chairman of the Hong Kong Special Administrative Region Government Land Fund Advisory Committee, a member of the Hong Kong Housing Authority, a member of the Managing Board of the Kowloon-Canton Railway Corporation and a member of the Disaster Relief Fund Advisory Committee. Mr. Chung holds a bachelor of science degree from the University of Hong Kong and a master’s degree of business administration from the Chinese University of Hong Kong.

   Hong Chen Jin (Margaret Chen), 45, Alternate Director to Mr. Cesareo Alierta Izuel and Mr. José María Álvarez-Pallete, served as an Alternate Director of Mr. Cesareo Alierta Izuel since December 2007 and an Alternate Director of Mr. José María Álvarez-Pallete since December 2006.  She served as an Alternate Director of Mr. Mauricio Sartorius who was previously a non-executive director of the Company, from December 2006 to December 2007. Ms. Hong Chen Jin began her career in China as faculty member of the Management School of Shanghai Jiaotong University. She has worked in the United States of America for seven years.  Among others, she worked as a Vice President of research and development in ACS, a software development company.  Prior to joining Telefónica as a telecom senior consultant in 1995, she was a partner of INDETEL, a telecom consulting company in Spain. During the ten years in Telefónica Group prior to her Asia assignment, she has profound operational experience in fixed-line and mobile business including IT strategy, marketing and sales. In 2005, she was assigned as Director, Asia, Telefónica Internacional S.A.. At the beginning of 2007, Ms. Hong Chen Jin was awarded as one of the most influential women in telecommunications industry in China for the year of 2006 by the Ministry of Information Industry of China. Ms. Hong Chen Jin has been a director of China Netcom Group Broadband Service Applications Limited Corporation For National Engineering Laboratory as from August 2007.  Ms. Hong Chen Jin holds a bachelor’s degree in computer science of Shanghai Jiaotong University and a master’s degree of business administration, and a master’s degree in Industrial Engineering in the United States of America.

Senior Management Officers

Zuo Xunsheng, Executive Director and Chief Executive Officer.

Pei Aihua, 57, Senior Vice President, has served as Senior Vice President since July 2004 overseeing corporate development, mobile communications and administration. He has also served as Vice President of China Netcom Group since April 2002. Before joining China Netcom Group, he was Deputy General Manager of the former Beijing Telecommunications Company from July 2001 to April 2002, General Manager of Sichuan Provincial Telecommunications Company from July 2000 to July 2001, and Deputy Director of the former China General Bureau of Posts and Telecommunications from June 1997 to May 2000. Mr. Pei is a senior engineer of professor level. He graduated with a master’s degree in information communication management jointly sponsored by Fudan University and the Norway Management School in 2001. He graduated from Changchun Optical Precision Machinery College with a master’s degree in electrical engineering in 1993 and Beijing School of Telecommunications in microwave technology in 1976.

Zhao Jidong, 57, Senior Vice President, has served as Senior Vice President since July 2004, and is responsible for Olympics communications, international affairs and Beijing Municipal Branch Company. He has also served as Vice President of China Netcom Group since July 2003. Before joining China Netcom Group, Mr. Zhao served as General Manager of Beijing Communications Company from July 2002 to July 2003, and General Manager of the former Beijing Telecommunications Company from May 2000 to July 2002. From November 1994 to May 2000, Mr. Zhao served as the Deputy Director and Director of the former Beijing Telecommunications Bureau. Mr. Zhao graduated with a master’s degree in information and communication management jointly sponsored by the Management School of Fudan University and the Norway Management School, and from Fudan University with a B.A. degree in English in 1975.

Zhang Xiaotie, Executive Director and Senior Vice President.

Li Fushen, Executive Director and Chief Financial Officer.

Jiang Zhengxin, 51, Vice President, has served as the Vice President since December 2007, in charge of marketing and major account management, and served as Vice President of China Netcom Group since September 2007. He was the General Manager of Zhejiang Branch of China Netcom Group from June 2004 to September 2007 and served as the deputy general manager of South Communication Co. Ltd of China Netcom Group from March 2004 to June 2004. Before joining China Netcom Group, Mr. Jiang was the deputy general manager of Jilin Mobile Communication Company from July 1999 to March 2004. Mr. Jiang served as deputy director of Bureau of Telecommunications Administration in Changchun of Jilin Province from February 1998 to July 1999. Mr. Jiang is a  senior engineer of professor level with the degree of PHD of political economy from Jilin University, he obtained a master’s degree of Radio engineering from Beijing University of Posts and Telecommunications in 1982.

Teng Yong, 53, Chief Technical Officer, has served as Chief Technical Officer since August 2006, responsible for technical issues and ICT applications. He served as the General Manager of Hebei Communications Company from July 2004 to April 2006 and the General Manager of Tianjin Communications Company from May 2002 to July 2004. Mr. Teng held the position of General Manager of Tianjin Telecommunications Company from July 2000 to July 2002 and the Deputy Director and later Director of the Posts and Telecommunications Administration of Tianjin from May 1995 to May 2000. Mr. Teng graduated from Nanjing University of Posts and Telecommunications with a major in automatic telephone switching in February 1980, and later obtained a doctor degree of management and engineering from Tianjin University.

Zhu Lijun, 54, Vice President, has served as Vice President since December 2006, responsible for network operation and consumer rights protection. Since March 2005, he has served as Assistant to the President of China Netcom Group, and served as General Manager of Department of Planning and Construction starting from July 2004. He was the General Manager of Shanxi Communications Company from August 2002 to July 2004. He was the General Manager of Shanxi Telecommunications Company from December 2001 to August 2002. He worked as the General Manager of Telecommunications Company of Guangxi Zhuang Autonomous Region from July 2000 to December 2001, and served as the Deputy Director of the Posts and Telecommunications Administration of Neimenggu Autonomous Region from August 1996 to July 2000. Mr. Zhu graduated from the Department of Chinese Language and Literature of Inner Mongolia Normal University in 1986, and later obtained a master degree of international business management from Australian National University.

Huo Haifeng, 43, Joint Company Secretary and Vice President, has served as the Joint Company Secretary from March 2008 and Vice President from December 2006 and is currently in charge of risk management and legal affairs of the Company. He was the General Manager of Tianjin Communications Company from August 2004 to November 2006 and served as the General Manager of Dalian Branch of Liaoning Communications Company from December 2002 to August 2004. Before joining China Netcom Group, Mr. Huo was the General Manager of Dalian Branch of Liaoning Telecommunications Company of former China Telecom Group from April 2001 to December 2002. He worked as the General Manager of Anshan Branch of Liaoning Telecommunications Company from August 2000 to April 2001. Mr. Huo served as Director of Bureau of Telecommunications Administration in Anshan city of Liaoning Province from October 1998 to August 2000. Mr. Huo graduated from Changchun University of Posts and Telecommunications on the major of computer application in July 1987, and from Beijing University of Posts and Telecommunications Graduate School in August 1998, obtained a master’s degree of business management from Australian National University in October 2002.

Joint Company Secretaries and Qualified Accountant

Huo Haifeng, Joint Company Secretary and Vice President.

Mok Kam Wan, 45, Joint Company Secretary. Ms. Mok joined the Company in October 2005. She holds a bachelor’s degree of laws from the University of London and a master’s degree in business administration from The Hong Kong Polytechnic University. Ms. Mok is an associate member of The Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Chartered Secretaries.

Leung June Man, 38, Assistant to the Chief Financial Officer and Qualified Accountant. Mr. Leung has joined the Company since June 2005. He graduated from Washington State University in 1992 with a bachelor’s degree in business administration, major in accounting. Mr. Leung is a member of both of Hong Kong Institute of Certified Public Accountants and American Institute of Certified Public Accountants.

COMPENSATION

Our executive directors and senior management officers receive compensation in the form of salaries and allowances and benefits in kind, including our contribution to the pension plans for our executive directors and senior management officers. We have entered into service agreements with our executive directors.

Each of our directors is entitled to an annual director’s fee of HK$200,000 (other than Executive Directors and all Non-Executive Directors nominated by China Netcom Group) as proposed by the board of directors and approved by our shareholders at the extraordinary general meeting held on 14 February 2007. Director’s fees are payable on a time pro-rata basis for any non-full year’s service. Such directors shall also be entitled to an additional fee of HK$10,000 for each Board meeting which such directors attend. Our executive directors and senior management officers are entitled to receive annual base salary and performance-based bonus and any discretionary award of share options as may be determined by the board of directors. In addition, each director (other than Executive Directors and all Non-executive Directors nominated by China Netcom Group) who is the chairperson of any of the Audit Committee, Nominating and Corporate Governance Committee, Compensation Committee, Strategy Committee and Supervision Committee is entitled to receive an annual fee of HK$70,000 and each director (other than Executive Directors and all Non-executive Directors nominated by China Netcom Group) who is a member of these committees is entitled to receive an annual fee of HK$50,000.  Such directors shall also be entitled to an additional fee of HK$5,000 for each committee meeting which such directors attend.

The following table sets out the emoluments paid to our directors in 2007.

	Fees	Basic salaries, allowances and benefits in kind	Subtotal	Share option benefit amortized	Contributions to retirement schemes	Total
	(in thousands of RMB)
Zhang Chunjiang	-	840	840	149	21	1,010
Zuo Xunsheng	-	824	824	130	21	975
Li Jianguo (1)		344	344	--	9	353
Zhang Xiaotie	-	724	724	130	21	875
Li Fushen(2)	-	697	697	130	21	848
Miao Jianhua(3)	-	360	360	182	12	554
Tian Suning(4)	-	-	-	239	-	239
Li Liming(5)	-	22	22	114	21	157
Yan Yixun	253	-	253	96	-	349
Cesareo Alierta Izuel(6)	14	-	14	-	-	14
José María Álvarez-Pallete	318	-	318	-	-	318
Mauricio Sartorius(7)	239		239			239
John Lawson Thornton	464	-	464	-	-	464
Victor Cha Mou Zing (8)	501	-	501	-	-	501
Qian Yingyi	604	-	604	-	-	604
Hou Ziqiang	506	-	506	-	-	506
Timpson Chung Shui Ming	520	-	520	-	-	520
Total	3,149	3,811	7,230	1,170	126	8,526

_______________
(1)	Appointed in July 2007.
(2)	Appointed in January 2007.
(3)	Resigned in July 2007.
(4)	Resigned in July 2007.
(5)	Resigned in January 2007.
(6)	Appointed in December 2007.
(7)	Resigned in December 2007.
(8)	Retired in May 2008.

The five individuals whose emoluments were the highest for the years ended December 31, 2007 include three directors (2006: two) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining two individuals are as follows:

Year ended December 31, 2007
in thousands of RMB
Basic salaries, bonus, allowances and benefits in kind	1,450
Share based compensation	260
Contributions to retirement schemes	42
Total	1,752

The aggregate compensation to which our executive directors and senior management members were entitled (including amounts paid and accrued) in 2007 was RMB 8.8 million, including basic salaries, bonus, share option benefit amortized, allowances and benefits in kind, as well as contributions to retirement schemes.

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

Board Committees

Audit Committee

The primary responsibilities of the Audit Committee include supervising and managing our financial reporting system, reviewing the auditors’ appointment, and supervising the work of the internal audit department as well as guiding and supervising our internal control system. The Audit Committee comprises four Independent Non-executive Directors, chaired by Mr. Timpson Chung Shui Ming. Other members of the committee include Dr. Qian Yingyi and Mr. Hou Ziqiang.

Compensation Committee

The duties of this committee include making recommendations to the Board in respect of the overall compensation policies and structure of the directors and senior management of the company and the establishment of formal and transparent procedures for the formulation of these policies, determining the specific compensation package of the senior management on behalf of the Board and making recommendations to the Board in respect of the compensation of the non-executive directors; reviewing and supervising the share option scheme and option allocation plan of the Company; and assessing the performance of the directors as well as the senior management. The members of the Committee are Dr. Qian Yingyi, who serves as its chairman, Mr. Zhang Xiaotie, Mr. Li Fushen, Mr. John Lawson Thornton and Mr. Timpson Chung Shui Ming.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is dedicated to the realization of a sound composition with industry experience and professional capability within the Board. The primary duties of the committee include the nomination of directors and senior management, supervising the implementation of corporate governance system and the operation efficiency of the Board and making recommendations to the Board with regard to the optimization of the corporate governance structure. In accordance with our Guidelines for Directors of the Company, the Nominating and Corporate Governance Committee is responsible for formulating the criteria for selecting directors, working out Directors’ succession plan, suggesting candidates of Directors, and submitting the related proposals to the Board and/or shareholders’ meeting for review and approval. For the nomination of candidates for new appointments of directors, the committee primarily considers whether the candidates have the necessary professional expertise and experience to help the Board to perform its duties in a better way and to promote the development of the Company. The independence of independent non-executive directors is examined by the committee.

The committee is chaired by Mr. John Lawson Thornton, an Independent Non-executive Director. Other members include: Mr. Zhang Chunjiang, Mr. Zuo Xunsheng , Dr. Qian Yingyi and Mr. Timpson Chung Shui Ming.

Strategy Committee

The Strategy Committee is primarily responsible for reviewing the medium to long-term strategies, annual operation plans and budgets and significant investment plans of the Company. It also reviews and monitors the procedures and system for the risk management of the Company and supervises the implementation of our development strategies.

The committee is chaired by Mr. Zhang Chunjiang. Other members include: Mr. Zuo Xunsheng, Ms. Li Jianguo, Mr. Li Fushen, Mr. José María Álvarez-Pallete, Dr. Qian Yingyi and Mr. Hou Ziqiang.

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

The committee is chaired by Ms.Li Jianguo. Other members include Mr. Zhang Xiaotie, Dr. Qian Yingyi, Mr. Hou Ziqiang, and Mr. Timpson Chung Shui Ming.

Summary Corporate Governance Differences

There are significant differences between our corporate governance practices and those of U.S. issuers listed on the New York Stock Exchange. Pursuant to Section 303A.11 of the NYSE Listing Manual, we have disclosed certain of these differences on our website at www.china-netcom.com/eng/about/summary.htm

EMPLOYEES

As of December 31, 2007, we had 142,110 full time employees. Substantially all of our employees are located in China. The following table sets forth the number of our employees serving in the capacities and for the periods indicated:

	As of December 31,
	2005		2006		2007
	Number of Employees	Percentage of Total Employees	Number of Employees	Percentage of Total Employees	Number of Employees	Percentage of Total Employees
Management, finance and Administrative	23,784	17.2	25,112	17.8	25,580	18
Sales and marketing	67,603	48.8	69,926	49.7	66,792	47
Operations and maintenance	42,134	30.4	40,837	29.0	44,054	31
Others(1)	4,919	3.6	4,872	3.5	5,684	4
Total	138,440	100.0	140,747	100.0	142,110	100.0
_______________
(1)	Includes research and development employees.

As of December 31, 2007 we also employed approximately 39,891 temporary employees.

We participate in defined contribution retirement plans for our employees. We are required to contribute a portion of our employees’ total wages to the PRC government’s pension plan in accordance with relevant local government regulation. Our contributions were approximately RMB 1,274 million in 2005, RMB 1,345 million in 2006 and RMB1,445 million in 2007. We also implement an early retirement scheme whereby employees approaching retirement age may opt for early retirement in exchange for certain early retirement benefits. The amount expensed as early retirement benefits was approximately RMB 2 million in 2005, nil in 2006 and nil in 2007.

We have implemented a short-term and long-term combined incentive remuneration scheme. The primary components of an employee's remuneration are a basic salary, a performance-based bonus and a stock option scheme for certain employees. In addition, we emphasize the importance of employee training and seek to improve the skills of our employees.

In 2007, we did not experience any strikes or other labor disturbances that interfered with our operations, and we believe that the relationship between our management and our labor union was good.

SHARE OWNERSHIP

Ownership of our shares by our directors and executive officers

Certain of our directors and executive officers have a beneficial interest in our shares through their ownership of options as further discussed in “-- Share Option Scheme.”

Share option scheme

The shareholders of our company passed a resolution on September 30, 2004 to approve and adopt the share option scheme (the “Share Option Scheme”). Having considered the changes following the completion of our 2005 Acquisition and for the purpose of clarifying the relevant scope of the Share Option Scheme, the Board convened meetings on December 6, 2005, and made minor amendments to the Share Option Scheme. The shareholders of the Company passed a resolution at an extraordinary general meeting held on May 16, 2006 to approve certain changes to the rules of Share Option Scheme.

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

(ii) members of the middle-to-senior management; and

(iii) such class of “specialized professionals” as may be designated by the Compensation Committee.

For the purpose of sub-paragraph (iii) above, “specialized professionals” means such professionals or management staff or technical or marketing staff holding important positions that are important to the development of the Company business. The Compensation Committee has the right to interpret “specialized professionals” and identify them.

 Maximum number of shares and effective options

(i)           The maximum number of shares which may be allotted and issued upon the exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme must not in aggregate exceed 30 percent of the shares of the Company then in issue.

(ii)           The total number of shares which may be allotted and issued upon the exercise of all options to be granted under the Share Option Scheme must not in aggregate exceed 10 percent of the shares in issue immediately after the completion of the global offering of shares (and American depositary shares) of the Company in November 2004 (the “General Scheme Limit”).

(iii)           Subject to (i) above, the Company may seek approval of the shareholders in general meeting to refresh the General Scheme Limit and may seek separate approval of the shareholders in general meeting to grant options beyond the General Scheme Limit.

(iv)           “Effective Options” means the share options granted under the Share Option Scheme, irrespective of whether such options are exercisable in accordance with the relevant vesting schedule; and “Vesting Schedule” means the arrangement whereby options can be exercised by batch in accordance with the timetable pre-determined by the Share Option Scheme.

As at the latest practicable date prior to the printing of this report, the total number of securities available for issue under the Share Option Scheme is 140,191,160, representing 2.1 percent of the issued share capital of the Company as at that date.

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

Minimum period for which an option must be held before it can be exercised

With respect to the share options granted prior to the listing of the Company’s shares on the Hong Kong Stock Exchange, there is a minimum period of 18 months from the later of the date of grant or the date of the listing of the shares on the Hong Kong Stock Exchange before an option can be exercised; with respect to the share options granted after the listing of the Company’s shares on the Hong Kong Stock Exchange, there is a minimum period of 24 months from the later of the date of grant or the date of the listing of the shares on the Hong Kong Stock Exchange before an option can be exercised.

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

As at December 31, 2007, the directors, chief executive and employees of our company had the following personal interests in options to subscribe for shares of our company granted under the Share Option Scheme.

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at the end of the year	Date of the of grant the options	Price per share payable for the exercise of the options (in HK$)
Directors
Zhang Chunjiang	920,000	920,000	October 22, 2004	8.40
Zuo Xunsheng	480,000	480,000	October 22, 2004	8.40
Zhang Xiaotie	480,000	380,000	October 22, 2004	8.40

Li Fushen	480,000	480,000	October 22, 2004	8.40
Yan Yixun	354,000*	354,000	October 22, 2004	8.40
Employees and other persons granted with options after the date of listing of the Company’s shares on the Hong Kong Stock Exchange	79,034,200	71,580,700	December 6, 2005	12.45
Employees and other persons granted with options before the date of listing of the Company’s shares on the Hong Kong Stock Exchange	94,898,700	76,649,860	October 22, 2004	8.40
Total	176,646,900	150,844,560
_______________
Notes:
*
Mr. Yan Yixun has undertaken that all after-tax proceeds from the sale of shares acquired on the exercise of his options will be donated to the disadvantaged groups in society and people and groups in need.

(a)	The total number of shares involved in the options outstanding represents 2.1 percent of the issued share capital of the Company as of April 30, 2008.
(b)	Grantees of the share options granted on October 22, 2004 are entitled to exercise the options in the following periods:
(i)	in respect of 40 percent of the options granted, from May 17, 2006 to November 16, 2010;
(ii)	in respect of a further 20 percent of the options granted, from May 17, 2007 to November 16, 2010;
(iii)	in respect of a further 20 percent of the options granted, from May 17, 2008 to November 16, 2010; and
(iv)	in respect of the remaining 20 percent of the options granted, from May 17, 2009 to November 16, 2010.
(c)	Grantees of the share options granted on December 6, 2005 are entitled to exercise the options in the following periods:
(i)	in respect of 40 percent of the options granted, from December 6, 2007 to December 5, 2011;
(ii)	in respect of a further 20 percent of the options granted, from December 6, 2008 to December 5, 2011;
(iii)	in respect of a further 20 percent of the options granted, from December 6, 2009 to December 5, 2011; and
(iv)	In respect of the remaining 20 percent of the options granted, from December 6, 2010 to December 5, 2011.
(d)	During the year ended December 31, 2007, no share option was granted by the Company under the Share Option Scheme.

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

Period during which options were exercised	Exercise Price (HK$)	Weighted average closing price per share immediately before dates of exercise of options (HK$)	Proceeds received (HK$)	Number of shares involved in the options

From January 1, 2007 to December 31, 2007	8.40	22.23	136,343,760	16,231,400
	12.45	23.92	92,796,075	7,453,500

Apart from the foregoing, at no time during the year ended December 31, 2007 was the Company, any of its holding companies or subsidiaries or fellow subsidiaries, a party for any arrangement to enable the directors or senior management of our company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of our company or any other body corporate.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As of April 30, 2008, we had 6,684,883,000 shares outstanding. The table below sets forth information as of the date of this annual report regarding the beneficial ownership of our ordinary shares by each person known by us to beneficially own 5% or more of our outstanding ordinary shares. Except as otherwise indicated, we believe each shareholder named in this table has sole voting and investment power with respect to the shares shown as beneficially owned. None of our shareholders listed below has voting rights that are different from any of our other shareholders.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
	(in millions)
China Network Communications Group Corporation(1)	4,647,449,014	69.52%
AllianceBernstein L.P.	397,382,288	5.94%
Telefónica(2)	333,971,305	5.00%
_______________
(1)
China Network Communications Group Corporation’s beneficial interest is attributable to its ownership interest in CNC BVI, our direct parent company. The registered address of CNC BVI is P.O. Box 3140, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. The registered address of China Network Communications Group Corporation is No. 21, Financial Street, Xicheng District, Beijing, PRC.

(2)
On January 18, 2008, we were informed by the beneficiary owners of our 148,015,436 shares which were held in trust with China Netcom Group (BVI) Limited, our direct shareholder, that they have entered into a share purchase agreement with Telefónica to transfer their shares to Telefónica or its related entities. Upon the completion of this transaction, the shares held by Telefónica and its entities will approximately reach 7.2% of our outstanding shares. Closing of the transaction is subject to a number of conditions including PRC government approval.

RELATED PARTY TRANSACTIONS

Connected Transactions

Our 2005 Acquisition

See “Item 4.  Business Overview--History and Development--Our 2005 Acquisition.”

Sale of Southern Service Region Business

See “Item 4. Information on the Company--History and Development-- Sale of Southern Service Region Business.”

Acquisition of Design Institute

See “Item 4. Information on the Company--History and Development—Acquisition of Design Institute.

Cooperation Agreement in relation to the 2008 Beijing Olympic Games

On September 15, 2005, the Company’s wholly-owned subsidiary, China Netcom (Group) Company Limited (“CNC China”) entered into a cooperation agreement (the “Cooperation Agreement”) with China Netcom Group whereby CNC China agreed to provide telecommunications goods and services to the Beijing Organization Committee for the Games of the XXIX Olympiad (“BOCOG”). As consideration, CNC China is entitled to the right and opportunity to conduct products-related marketing activities by using the 2008 Olympics composite logo and sponsorship logo as provided for under the sponsorship agreement between China Netcom Group and BOCOG. The consideration of the Cooperation Agreement is RMB 540 million.

Loans Borrowed from Fellow Subsidiaries and Other Holding Companies

In 2007, the Group borrowed loans from fellow subsidiaries and other holding companies. The balances bear interest rates ranged from 3.0% to 3.8% per annum, unsecured and have repayment terms of 3 years. The fair value of the balances is RMB1,918 million.

 Continuing Connected Transactions

As of the date of this annual report, China Netcom Group, as the ultimate controlling shareholder of the Company, beneficially owned 69.63% of the Company’s issued share capital. China Netcom Group is therefore a connected person of the Company. In October 2004, CNC China entered into certain agreements with China Netcom Group, and certain ongoing transactions between CNC China on the one hand and China Netcom Group and its subsidiaries or associates (other than the Group) on the other hand, were conducted in accordance with the provisions under the aforesaid agreements up to October 31, 2005. In order to facilitate the management of our continuing connected transactions in China after the completion of our 2005 Acquisition, CNC China, China Netcom Group New Horizon Communications Corporation Limited (“CNC New Horizon”) and China Netcom Group entered into certain connected transaction agreements on September 12, 2005 to regulate the continuing connected transactions between China Netcom Group and its subsidiaries or associates (other than the Group) on one hand and the Group on the other hand in respect of the Group’s operations in 12 provinces, autonomous region and municipalities in China, and these agreements would replace the existing connected transaction agreements between CNC China and China Netcom Group after the completion of our 2005 Acquisition. Certain ongoing transactions between CNC China and CNC New Horizon on the one hand and China Netcom Group and its subsidiaries or associates (other than the Group) on the other hand as from October 31, 2005, (“Continuing connected transactions relating to CNC China and CNC New Horizon”) were conducted in accordance with the provisions under the new agreements. CNC China completed its merger with CNC New Horizon on November 3, 2006 (“Merger”). Pursuant to the aforesaid connected transaction agreements, all rights and obligations of CNC New Horizon under the agreements were taken over by CNC China after the Merger and the agreements remained effective between China Netcom Group and CNC China. The Company established China Netcom Group System Integration Limited Corporation (“China Netcom System Integration”) as an indirect wholly-owned subsidiary in April 2006. China Netcom System Integration entered into certain transactions with China Netcom Group (and its subsidiaries), and on November 7, 2006, China Netcom System Integration entered into a connected transaction agreement (“Information and Communications Technology Agreement”) with China Netcom Group.

The aforesaid connected transaction agreements (save for the Information and Communications Technology Agreement) have expired on 31 December 2007. On 6 November 2007, the Board of the Company approved the renewal of certain connected transactions agreements between CNC China and China Netcom Group in order to extend the term of the existing connected transactions agreements between CNC China, New Horizon Communications and China Netcom Group. The new agreements will be effective from 1 January 2008 for a term of 3 years. China Netcom System Integration and China Netcom Group entered into a new agreement on 6 November 2007 for a term of 3 years commencing from 1 January 2008, to replace the existing Information and Communications Technology Agreement. The aforesaid renewal connected transactions agreements were disclosed in the Company’s Announcement “Renewal of Continuing Connected Transactions / Amendments to the Articles of Association” dated on 6 November 2007 and the Circular dated on 9 November 2007.

Continuing connected transactions relating to CNC China

The following continuing connected transaction agreements have come into effect only after the completion of our 2005 Acquisition.

Domestic Interconnection Settlement Agreement

Pursuant to the Domestic Interconnection Settlement Agreement:

CNC China and China Netcom Group agreed to interconnect the network of China Netcom Group on the one hand and that of CNC China on the other and settle the charges received in respect of domestic long distance voice services within their respective service regions on a quarterly basis.

For domestic long distance voice services between China Netcom Group and CNC China, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute (in case where the call terminates within the network of either China Netcom Group or CNC China) or RMB0.09 per minute (in case where the call terminates outside the network of either China Netcom Group or CNC China).

This agreement was renewed on 6 November 2007 for a term of 3 years commencing on 1 January 2008. Pursuant to the renewed agreement, the settlement of payment relating to domestic long distance voice services shall be made by the telephone operator in the location of the calling party to the telephone operator in the location of the called party. For domestic long distance voice services between China Netcom Group and CNC China, the telephone operator in the location of the calling party makes a settlement payment to the telephone operator in the location of the called party at the rate of RMB0.06 per minute, irrespective of whether the call terminates within the network of either China Netcom Group or CNC China or outside the network of either China Netcom Group or CNC China. The rate of RMB0.06 per minute mentioned above shall be adjusted with reference to the relevant standards, tariffs or policies formulated by the relevant regulatory authorities in China from time to time. The aforesaid settlement rate takes retrospective effect from 1 April 2007.

International Long Distance Voice Services Settlement Agreement

Pursuant to the International Long Distance Voice Services Settlement Agreement:

CNC China and China Netcom Group agreed to interconnect the networks of China Netcom Group and CNC China and settle the charges received in respect of international long distance voice services on a quarterly basis.

For outbound international calls, China Netcom Group reimburses CNC China for any amount it has paid to overseas telecommunications operators. The revenues received by China Netcom Group less the amount paid to overseas telecommunications operators are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by China Netcom Group and CNC China in connection with the provision of outbound international long distance voice services.

For inbound international calls, the revenues received by CNC China from overseas telecommunications operators (other than the Company and its controlled entities) less the amount paid to China Netcom Group at the rate of RMB0.06 per minute (in case where the call terminates within the network of China Netcom Group) or RMB0.09 per minute (in case where the call terminates within the network of other operators) are shared between China Netcom Group and CNC China in proportion to the estimated costs incurred by China Netcom Group and CNC China in connection with the provision of inbound international long distance voice services.

This agreement was renewed on 6 November 2007 for a term of 3 years commencing on 1 January 2008. Pursuant to the renewal agreement, for inbound international calls, the settlement rate between CNC China and China Netcom Group will be RMB0.06 per minute, irrespective of whether the call terminates within the network of China Netcom Group or within the network of other operators.The rate of RMB0.06 per minute mentioned above shall be adjusted with reference to the relevant standards, tariffs or policies formulated by the relevant regulatory authorities in China from time to time. The aforesaid settlement rate takes retrospective effect from 1 April 2007.

Property Leasing Agreement

Pursuant to the Property Leasing Agreement:

(a)    CNC China leases to China Netcom Group certain properties located throughout the service regions of CNC China, for use as offices and other ancillary purposes; and

(b)    China Netcom Group leases to CNC China certain properties located throughout service regions CNC China, for use as offices, telecommunications equipment sites and other ancillary purposes.

The charges payable by CNC China and by China Netcom Group are based on market rates or the depreciation and maintenance charges in respect of each property, provided such depreciation and maintenance charges shall not be higher than the market rates. The charges are payable quarterly in arrears and are subject to review every year to take into account the then prevailing market rates of the properties leased in that year.

This agreement was renewed on 6 November2007 for a term of 3 years commencing on 1 January 2008. Pursuant to the renewal agreement, one party can sub-lease the aforesaid property to a third party with the prior written consent of the other party and provided that the third party assumes the responsibilities under the renewal agreement.

Property Sub-leasing Agreement

Pursuant to the Property Sub-leasing Agreement:

(a) China Netcom Group agreed to sub-let to CNC China certain properties owned by and leased from independent third parties, for use as offices, telecommunications equipment sites and other ancillary purposes.

(b) The amounts payable by CNC China under the Property Sub-leasing Agreement are the same as the rental charges and other fees (including management fees) payable by China Netcom Group to the relevant third parties.

This agreement has expired on 31 December 2007. As it is expected that the number of properties to be sublet from China Netcom Group will be substantially reduced, the property sub-leasing agreement will not be renewed.

Master Sharing Agreement

Pursuant to the Master Sharing Agreement:

(a) CNC China will provide customer relationship management services for large enterprise customers of China Netcom Group;

(b) CNC China will provide network management services to China Netcom Group;

(c) CNC China will share with China Netcom Group the services provided by administrative and managerial staff in respect of central management of the business operations, financial control, operation and maintenance of network, human resources and other related matters of both CNC China and China Netcom Group;

(d) CNC China will provide to China Netcom Group supporting services such as billing and settlement provided by the business support centre;

(e) China Netcom Group will provide to CNC China supporting services, including telephone card production, development and related services and IC card inter-provincial and inter-network clearing services;

(f) China Netcom Group will provide to CNC China certain other shared services, including advertising, publicity, research and development, business hospitality, maintenance and property management;

(g) China Netcom Group will provide certain office space in its headquarters to CNC China for use as its principal executive office; and

(h) CNC China and China Netcom Group will share the revenues received by China Netcom Group from other operators whose networks interconnect with the Internet backbone network of China Netcom Group and will share the monthly connection fee that China Netcom Group pays to the State Internet Switching Centre.

CNC China and China Netcom Group own certain equipment and facilities forming the Internet backbone network of China Netcom Group. This Internet backbone network interconnects with the networks of other operators. Such interconnection generates revenue which is settled with China Netcom Group and shared between China Netcom Group and CNC China under the Master Sharing Agreement.

The services set out in paragraphs (a) to (g) above and the revenue and fee set out in paragraph (h) above are shared between CNC China and China Netcom Group on an on-going basis from time to time and the aggregate costs incurred by CNC China or China Netcom Group for the provision of the services set out in paragraphs (a) to (g) above and the revenue and fee receivable and payable by China Netcom Group as referred to in paragraph (h) above are apportioned between CNC China and China Netcom Group according to their respective total assets value as shown in their respective financial statements on an annual basis.

This agreement was renewed on 6 November 2007. The renewal agreement is effective from 1 January 2008 for a term of 3 years.

Engineering and Information Technology Services Agreement

The Engineering and Information Technology Services Agreement governs the arrangements with respect to the provision of certain engineering and information technology-related services to CNC China by China Netcom Group, which include planning, surveying and design services in relation to telecommunications engineering projects, construction services in relation to telecommunications engineering projects, supervision services in relation to telecommunications engineering projects and information technology services.

The charges payable for engineering and information technology-related services described above are determined with reference to market rates. In addition, where the value of any single item of engineering design or supervision-related service exceeds RMB0.5 million or where the value of any single item of engineering construction-related service exceeds RMB2 million, the award of such services will be subject to tender. The charges are settled between CNC China and China Netcom Group as and when the relevant services are provided.

This agreement was renewed on 6 November 2007. The renewal agreement is effective from 1 January 2008 for a term of 3 years.

Materials Procurement Agreement

Pursuant to the Materials Procurement Agreement, CNC China may request China Netcom Group to act as its agent for the procurement of imported and domestic telecommunications equipment and other domestic non-telecommunications equipment, and may purchase from China Netcom Group certain products, including cables, modems and yellow pages telephone directories. China Netcom Group further agreed to provide to CNC China storage and transportation services related to the procurement and purchase of materials or equipment.

Commission and/or charges for the domestic materials procurement services shall not exceed the maximum rate of 3% of the contract value. Commission and/or charges for the above imported materials procurement services shall not exceed the maximum rate of 1% of the contract value. The price for the purchase of China Netcom Group’s products is determined with reference to the following principles and limits (the “Pricing Principles”) and shall not exceed:

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

This Agreement was renewed on 6 November 2007. The renewal agreement is effective from 1 January 2008 for a term of 3 years.

Ancillary Telecommunications Services Agreement

The Ancillary Telecommunications Services Agreement governs the arrangements with respect to the provision of ancillary telecommunications services to CNC China by China Netcom Group, which include certain telecommunications pre-sale, on-sale and after-sale services, sales agency services, printing and invoice delivery services, maintenance of telephone booths, customers acquisition and servicing and other customers’ services.

The charges payable for the services described above are determined with reference to the Pricing Principles and the service charges are settled between CNC China and China Netcom Group as and when the relevant services are provided.

This agreement was renewed on 6 November 2007. The renewal agreement is effective from 1 January 2008 for a term of 3 years.

Support Services Agreement

Pursuant to the Support Services Agreement, China Netcom Group provides CNC China with various support services, including equipment leasing (other than equipment covered under the Telecommunications Facilities Leasing Agreement) and maintenance services, motor vehicles services, security services, basic construction agency services, research and development services, employing training services and advertising services and other support services.

The charges payable for the services described above are determined with reference to the Pricing Principles, and are settled between CNC China and China Netcom Group as and when relevant services are provided.

This Agreement has been renewed on 6 November 2007. The renewed agreement takes effective on 1 January 2008 for a term of 3 years.

Telecommunications Facilities Leasing Agreement

Pursuant to the Telecommunications Facilities Leasing Agreement, China Netcom Group leases inter-provincial fiber-optic cables within the service regions of CNC China to CNC China, and leases certain international telecommunications resources (including international telecommunications channel gateways, international telecommunications service gateways, international submarine cable capacity, international land cables and international satellite facilities) to CNC China, and China Netcom Group leases certain other telecommunications facilities required by CNC China for its operations.

The rental charges and service charges for the leasing of inter-provincial fibre-optic cables, international telecommunications resources and other telecommunications facilities are based on the annual depreciation charges of such fibre-optic cables, resources and telecommunications facilities provided that such charges shall not be higher than market rates. CNC Chinahall be responsible for the on-going maintenance of such inter-provincial fibre-optic cables and international telecommunications resources. CNC China and China Netcom Group shall determine and agree on which party is to provide maintenance services to the other telecommunications facilities leased by China Netcom Group to CNC China based on the latter’s operational requirements. Unless otherwise agreed by CNC China and China Netcom Group, such maintenance service charges shall be borne by CNC China. If China Netcom Group shall be responsible for maintaining the other telecommunications facilities that it leases to CNC China based on the latter’s operational requirements, CNC China shall pay to China Netcom Group the relevant maintenance service charges which shall be determined with reference to market rates. Where there are no market rates, the maintenance charges shall be agreed between the parties and determined on a cost-plus basis. The net rental charges and service charges due to China Netcom Group under the Telecommunications Facilities Leasing Agreement will be settled between CNC China and China Netcom Group on a quarterly basis.

This agreement was renewed on 6 November 2007. The renewal agreement is effective from 1 January 2008 for a term of 3 years.

Continuing Connected Transactions Relating to China Netcom System Integration

Information and Communications Technology Agreement

Pursuant to Information and Communications Technology Agreement:

(i) China Netcom System Integration (and its subsidiaries) provides information and communications technology services to China Netcom Group (and its subsidiaries (other than the Group)), which include system integration services, software development services, operational maintenance services, consultancy services, equipment leasing-related services and product sales and distribution related services.

(ii) China Netcom System Integration will also subcontract services ancillary to the provision of information and communications technology services, namely the system installation and configuration services, to the subsidiaries and branches of China Netcom Group in China Netcom Group’s southern service regions in the PRC.

The charges payable for the services provided under the Information and Communications Technology Agreement are determined with reference to the following pricing principles and limits:

(i)   the government fixed price;

(ii)  where there is no government fixed price but a government guidance price exists, the government guidance price; or

(iii)  where there is neither a government price nor a government guidance price, the market price.

In relation to the charges payable for the services provided under the Information and Communications Technology Agreement that are to be determined with reference to the market price:

(a)  If the value of any single item of system installation and configuration services provided by China Netcom Group (and its subsidiaries) to China Netcom System Integration (and its subsidiaries) exceeds RMB0.3 million, the award of such services will be subject to tender; or

(b)  If the value of any single item of system integration, software development, operational maintenance, consultancy and equipment leasing-related services exceeds RMB0.5 million, or where the value of any single item of product sales and distribution related services exceeds RMB2 million, the award of such services will be subject to tender.

This agreement was renewed on 6 November 2007. The renewal agreement is effective from 1 January 2008 for a term of 3 years.

Interests of experts and counsel

Not applicable.

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

Our ability to pay dividends depends substantially on the payment of dividends to us by CNC China. CNC China must follow the laws and regulations of the PRC and its articles of association in declaring and paying dividends to us. As a wholly foreign-owned enterprise in China, CNC China is required to provide for a reserve fund and a staff and workers’ bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing accounting rules and regulations in the PRC. CNC China is required to allocate at least 10% of its net profit to the reserve fund until the balance of this fund has reached 50% of its registered capital. Appropriations to the staff and workers’ bonus and welfare fund, which are determined at the discretion of CNC China’s directors, are charged to expense as incurred in the consolidated financial statements. None of CNC China’s contributions to these statutory funds may be used for dividend purposes.

ITEM 9.	THE OFFER AND LISTING

In connection with our initial public offering, our American depositary shares, or ADSs, each representing 20 ordinary shares, were listed and commenced trading on the New York Stock Exchange on November 16, 2004 under the symbol “CN.” Our ordinary shares were listed and commenced trading on the Hong Kong Stock Exchange on November 17, 2004. Prior to these listings, there was no public market for our equity securities. The New York Stock Exchange and the Hong Kong Stock Exchange are the principal trading markets for our ADSs and ordinary shares, which are not listed on any other exchanges in or outside the United States.

As of December 31, 2007 and April 30, 2008, there were respectively 6,674,328,400 and 6,684,883,000 ordinary shares issued and outstanding. As of December 31, 2007 and April 30, 2008, there were, respectively 1 and 1 registered holders of American depositary receipts evidencing 6,580,520 and 6,260,027 ADSs. Since certain of the ADSs are held by nominees, the above number may not be representative of the actual number of U.S. beneficial holders of ADSs or the number of ADSs beneficially held by U.S. persons. The depositary for the ADSs is Citibank, N.A.

The high and low closing sale prices of the shares on the Hong Kong Stock Exchange and of the ADSs on the NYSE for the periods indicated are as follows.

	Price per Share (HK$)		Price per ADS (US$)
	High	Low	High	Low
Annual
2004 (from listing date)	10.60	9.10	26.90	23.10
2005	13.95	9.95	35.99	25.45
2006	25.45	11.98	61.15	30.82
2007	25.95	16.64	67.17	41.34
Quarterly
First Quarter, 2006	13.96	11.98	35.66	31.64
Second Quarter, 2006	15.45	12.10	40.28	30.82
Third Quarter, 2006	14.55	12.92	38.00	33.50
Fourth Quarter, 2006	25.45	13.52	61.15	34.99
First Quarter, 2007	21.30	16.64	55.23	41.43
Second Quarter, 2007	23.05	18.66	58.46	46.58
Third Quarter, 2007	21.80	17.60	56.75	44.51
Fourth Quarter, 2007	25.95	19.96	67.17	52.15
Monthly
November 2007	24.9	19.96	64.07	52.15
December 2007	25.1	23.1	65.9	59.12
January 2008	25.7	19.96	65.01	56.75
February 2008	25.8	21.9	66.59	57.76
March 2008	24.45	19.9	64.33	52.41
April 2008	24.75	21.45	62.48	54.88

ITEM 10.	ADDITIONAL INFORMATION

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Our amended Memorandum and Articles of Association became effective on December 6, 2007 (“Amended M&A”). The Amended M&A amends and restates our Memorandum and Articles of Association dated October 22, 1999 (“Original M&A”). A summary of the Original M&A is contained in the section entitled “Description of Share Capital” in our registration statement on Form F-1 (File No. 333-119786) filed with the Security and Exchange Commission and is hereby incorporated by reference. The following is a summary of the amendments.

1.	The minimum number of Directors was changed from two to three.

2.
It is now required that two-third or more of the Directors present at a Board meeting may appoint or remove a Chief Executive Officer or Joint Chief Executive Officer of the Company.  In addition, the terms and remuneration of the Chief Executive Officer or Joint Chief Executive Officer shall be those as the Directors think fit.

3.
The Chief executive Officer or a Joint Chief Executive Officer may now nominate one or more persons to hold the office of Senior Vice-Presidents or Chief Financial Officer of the Company to be appointed by the Directors.

4.	The number of Directors that shall constitute a quorum was changed from two to three.

5.	Notice of a meeting of Directors can now be given by any electronic means.

6.	It is now required that board meetings shall be chaired by the Chairman of the Board.

Our Amended M&A is filed herewith as Exhibit 1.2.

MATERIAL CONTRACTS

See “Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions” for certain arrangements we have entered into with China Netcom Group.

EXCHANGE CONTROLS

We receive substantially all of our revenues in Renminbi, which is not a freely convertible currency. Although central government’s policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration of Foreign Exchange and other relevant authorities.

The People’s Bank of China, or PBOC, sets and publishes daily a base exchange rate with reference primarily to the supply and demand of Renminbi against a basket of currencies in the market during the prior day. The PBOC also takes into account other factors, such as the general conditions existing in the international foreign exchange markets. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates in the world financial markets. From 1994 to July 20, 2005, the official exchange rate for the conversion of Renminbi to U.S. dollars was generally stable. Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration for Foreign Exchange and other relevant authorities. On July 21, 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day, and makes it the central parity for the trading against the Renminbi on the following working day.

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

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of property such as the shares. Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 17.5% on corporations and at a standard rate of 16.0% on individuals. In the 2008-09 Budget, the Financial Secretary of Hong Kong proposed to lower the corporation profit tax rate from 17.5% to 16.5% and the standard rate for individuals from 16% to 15%. Such revision of tax rate will be effective after the passing of the relevant legislation by the Legislative Council. Gains from the sale of shares effected on the Hong Kong Stock Exchange will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from the sale of shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

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

Prior to its abolition, estate duty was charged, according to a progressive scale of rates which vary with the date of the deceased's death, on the principal value of the property situate in Hong Kong which passes on the death of the deceased, or at the amount of HK$100 (for transitional estates). The shares are Hong Kong property for the purpose of the Estate Duty Ordinance (Chapter 111 of the Laws of Hong Kong). Accordingly, the shares may be subject to Hong Kong estate duty on the death of the beneficial owner of the shares, regardless of the place of the owner’s residence, citizenship or domicile.

In respect of estates of a deceased whose death occurred on or after April 1, 1998 and before July 15, 2005, estate duty was chargeable on the principal value of the deceased’s estate at a progressive rates from 5% to 15% and no estate duty was payable where the principal value of the dutiable estate did not exceed HK$7.5 million. The maximum rate of 15% was applied where the principal value exceeded HK$10.5 million. The estate duty chargeable in respect of estates of a deceased whose death occurred on or after July 15, 2005 and before February 11, 2006 with the principal value exceeding HK$7.5 million (the “transitional estates”) was reduced to a nominal amount of HK$100. No Hong Kong estate duty is payable for death occurring on or after February 11, 2006.

United States of America

The following is a summary of certain United States federal income tax consequences relating to the purchase, ownership and disposition of shares or ADSs by investors who are “U.S. Persons” (as defined below) that hold the shares or ADSs as a capital asset. This discussion is based on United States federal income tax law, as in effect on the date hereof and which is subject to differing interpretations or change, possibly with retroactive effect. This discussion is for general information only and does not address all of the tax considerations that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under United States federal income tax law (such as banks, insurance companies, partnerships and their partners, tax-exempt entities, financial institutions, broker-dealers, persons who have acquired our shares or ADSs as part of a straddle, hedge, conversion, or other integrated investment, persons who own, directly or by attribution, 10% or more of the combined voting power of all classes of stock of the Company, or persons that have a “functional currency” other than the United States dollar), and non-U.S. Holders. This summary does not address any United States state, local or foreign tax considerations or any United States federal estate, gift or alternative minimum tax considerations of a holder of shares or ADSs.

As used in this summary, the term “U.S. Person” means (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation, created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of the source thereof, or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) that otherwise elected to be treated as a United States person under the Code.

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

General

Holders of ADSs evidencing shares will be treated as the owners of the shares represented by those ADSs. Accordingly, no gain or loss will be recognized upon the exchange of ADSs for the holder’s proportionate interest in the shares, a holder’s tax basis in the withdrawn shares will be the same as its tax basis in the ADSs surrendered in exchange therefor, and the holding period in the withdrawn shares will include the period during which the holder held the surrendered ADSs.

Taxation of dividends

Subject to the discussion below under “--Passive Foreign Investment Company”, the gross amount of cash distributions with respect to the shares or ADSs will, upon receipt, be includible in the gross income of a holder as dividend income to the extent of our current and accumulated earnings and profits, as determined under United States federal income tax principles. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income so long as certain holding period requirements are met. A non-United States corporation (other than a passive foreign investment company) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program or (ii) with respect to any dividend it pays on stock (or ADSs backed by such stock) which is readily tradable on an established securities market in the United States. There is currently no tax treaty in effect between the United States and Hong Kong. Because the ADSs are listed on the New York Stock Exchange (see ITEM 9) they are considered readily tradable on an established securities market in the United States. Distributions, if any, in excess of current and accumulated earnings and profits will constitute a return of capital and will be applied against and reduce the holder’s tax basis in such ADSs or shares. To the extent that distributions are in excess of such basis, the distributions will constitute capital gain as discussed below. United States corporate holders will generally not be eligible for the dividends received deduction for distributions to domestic corporations in respect of distributions on our ADSs or shares.

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

Sale or other disposition of shares or ADSs

Subject to the discussion below under “-- Passive Foreign Investment Company”, a holder generally will recognize gain or loss for United States federal income tax purposes upon a sale or other disposition of our shares or ADSs in an amount equal to the difference between the amount realized from the sale or disposition and the holder’s adjusted tax basis in the shares or ADSs. Such gain or loss generally will be long-term gain or loss if, on the date of sale or disposition, the shares or ADSs were held by the holder for more than one year and will generally be treated as United States source gain or loss for United States foreign tax credit limitation purposes. The deductibility of a capital loss may be subject to limitations.

Passive foreign investment company

A foreign corporation will be treated as a “passive foreign investment company” (a “PFIC”), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of passive income or 50% or more of its assets are passive. If a corporation owns at least 25% by value of the equity shares of another corporation, it is treated for purposes of these tests as owning a proportionate share of the assets of the other corporation and as receiving directly a proportionate share of the other corporation’s income. We presently do not believe that we are a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. If we were to be classified as a PFIC in any taxable year, holders (i) would generally be required to treat any gain on sales of our shares held by them as ordinary income and pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain and (ii) could also be subject to an interest charge on distributions paid by us. In addition, we would not provide information to our holders that would enable them to make a “qualified electing fund” election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their gross income.

The above results may be eliminated if a “mark-to-market” election is available and a holder validly makes such an election. If the election is made, such holder generally will be required to take into account the difference, if any, between the fair market value and its adjusted tax basis in shares or ADSs at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gain previously included in income). In addition, any gain from a sale or other disposition of shares or ADSs will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gain previously included in income).

DIVIDENDS AND PAYING AGENTS

Not applicable.

STATEMENT BY EXPERTS

Not applicable.

DOCUMENTS ON DISPLAY

You can read and copy documents referred to in this annual report that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we have filed electronically with the SEC.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See “Item 5. Operating and Financial Review and Prospects--Market Risk and Risk Management.”

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

The following table sets forth for CNC Hong Kong as the issuer and each selling shareholder information regarding our ordinary shares registered and sold in our November 2004 global offering, including the exercise of the over-allotment option:

	Amount Registered and Sold(1)	Aggregate Price of the Amount Registered and Sold to Date (US$)(2)
CNC Hong Kong	1,093,529,000	1,193,040,139
China Netcom Group	102,768,985	112,120,963
Chinese Academy of Sciences	818,266	892,728
Information and Network Center of State Administration of Radio, Film and Television	818,266	892,728

China Railways Telecommunications Center	818,266	892,728
Shanghai Alliance Investment Limited	818,266	892,728
Shandong Provincial State-owned Assets Supervision and Administration Commission	3,309,951	3,611,157
Total	1,202,881,000	1,312,266,801
______________
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

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our principal executive officers and principal financial officer, have evaluated the effectiveness of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as of the end of the fiscal year covered by this annual report. Based on this evaluation, our principal executive officers and principal financial officer, have concluded that our disclosure controls and procedures were effective as of the end of the fiscal year covered by this annual report.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the U.S. Securities Exchange Act of 1934.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the applicable generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the applicable generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this annual report based upon the framework in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year ended December 31, 2007, there was no change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Timpson Chung Shui Ming qualifies as an audit committee financial expert in accordance with the terms of Item 16.A of Form 20-F. For Mr. Chung’s biographical information, see “Item 6. Directors, Senior Management and Employees--Directors and Senior Management.”

ITEM 16B	CODE OF ETHICS

                   We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, and other designated members of senior management of the Company. We have filed this code of ethics as an exhibit to this annual report.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

                       The following table sets forth the aggregate audit fees, audit-related fees, tax fees of our principal accountants and all other fees billed for products and services provided by our principal accountants other than the audit fees, audit-related fees and tax fees for such of the two years ended December 31, 2007:

	Audit Fees	Audit-Related Fees	Tax Fees and Transfer Pricing Reports	Other Fees
	(in millions of RMB)
2006	61	31	1.2	0.6
2007	54	5	0.5	0.4

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

                             Not applicable.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

                                 None.

ITEM 17.	FINANCIAL STATEMENTS

               We have elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

ITEM 18.	FINANCIAL STATEMENTS

                                  See Index to Financial Statements for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association of the Registrant(1)
1.2	Memorandum and Articles of Association of the Registrant as amended on December 6, 2007
2.1	Form of share certificate(1)
2.2	Form of deposit agreement, including form of American Depositary Receipt(2)
3.1	Declaration of Trust, dated October 5, 2004, from CNC BVI to the Academy of Sciences(1)
3.2	Declaration of Trust, dated October 5, 2004, from CNC BVI to INC-SARFT(1)
3.3	Declaration of Trust, dated October 5, 2004, from CNC BVI to CRTC(1)
3.4	Declaration of Trust, dated October 5, 2004, from CNC BVI to Shanghai Alliance(1)
3.5	Declaration of Trust, dated October 5, 2004, from CNC BVI to Shandong SASAC(1)
3.6	Trust Arrangement, dated October 5, 2004, entered into between CNC BVI, China Netcom Group and the Academy of Sciences (English Translation)(1)
3.7	Trust Arrangement, dated October 5, 2004, entered into between CNC BVI, China Netcom Group and INC-SARFT (English Translation)(1)
3.8	Trust Arrangement, dated October 5, 2004, entered into between CNC BVI, China Netcom Group and CRTC (English Translation)(1)
3.9	Trust Arrangement, dated October 5, 2004, entered into between CNC BVI, China Netcom Group and Shanghai Alliance (English Translation)(1)
3.10	Trust Arrangement, dated October 5, 2004, entered into between CNC BVI, China Netcom Group and Shandong SASAC (English Translation)(1)
4.1	Asset Injection Agreement, dated June 29, 2004, among China Netcom Group, CNC BVI, CNC China and us (English Translation)(1)
4.2	Letter of Undertakings by China Netcom Group (English Translation)(1)
4.3	Trademark Licensing Agreement, dated October 8, 2004 among CNC China, China Netcom Group and us (English Translation)(1)
4.4	Restructuring Agreement, dated September 6, 2004 among CNC China, China Netcom Group and us (English Translation)(1)
4.5	Non-Competition Agreement, dated September 6, 2004 among CNC China, China Netcom Group and us (English Translation)(1)
4.6	Assets and Liabilities Transfer Agreement, dated June 23, 2004 entered into between CNC China and China Netcom Group (English translation)(1)
4.7	Interconnection Settlement Agreement, dated October 8, 2004 between CNC China and China Netcom Group (English Translation)(1)
4.8	Property Leasing Agreement, dated October 8, 2004 between CNC China and China Netcom Group (English Translation)(1)
4.9	Property Sub-leasing Agreement, dated October 8, 2004 between CNC China and China Netcom Group (English Translation)(1)
4.10	Master Services Sharing Agreement, dated October 8, 2004 between CNC China and China Netcom Group (English Translation)(1)

Exhibit No.	Description of Exhibit
4.11	Engineering and Information Technology Services Agreement, dated October 8, 2004 between CNC China and China Netcom Group (English Translation)(1)
4.12	Materials Procurement Agreement, dated October 8, 2004 between CNC China and China Netcom Group (English Translation)(1)
4.13	Ancillary Telecommunications Services Agreement, dated October 8, 2004 between CNC China and China Netcom Group (English Translation)(1)
4.14	Support Services Agreement, dated October 8, 2004 between CNC China and China Netcom Group (English Translation)(1)
4.15	Telecommunication Facilities Leasing Agreement, dated October 8, 2004 between CNC China and China Netcom Group (English Translation)(1)
4.16	Capacity Purchase Agreement, dated June 30, 2004 between Asia Netcom and East Asia Netcom Limited(1)
4.17	Capacity Lease Agreement, dated June 30, 2004 between Asia Netcom and East Asia Netcom Limited and Amendment No. 1 dated October 6, 2004(1)
4.18	Management Services Agreement, dated June 30, 2004 between Asia Netcom and East Asia Netcom Limited and Amendment No. 1 dated October 6, 2004(1)
4.19	Share Option Plan (English Translation)(1)
4.20	Share Purchase and Exchange Agreement, dated June 11, 2004 and amendment dated July 20, 2004 among China Netcom Holdings (BVI) Limited, CNC Fund L.P. and us(1)
4.21	Form of Senior Management Employment Agreement (English Translation)(1)
4.22	Form of Director's Employment Agreement (English Translation)(1)
4.23	Share Purchase and Sale Agreement dated June 30, 2004 entered into between Asia Netcom and CNC Network Corporation Limited(1)
4.24	Assignment and Novation Agreement dated June 30, 2004 entered into among Asia Netcom, CNC Network Corporation Limited and us(1)
4.25	Share Purchase Agreement dated December 2, 2003 entered into among SBAIF Asia Netcom (Cayman) Holdings, China Netcom Corporation International Limited, Asia Netcom and us(1)
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
4.34
Debenture, dated July 29, 2004 entered into among Asia Netcom Asia Pacific Limited, Asia Netcom Asia Pacific Commercial Limited, Asia Netcom Hong Kong Limited and Industrial and Commercial Bank of China (Asia) Limit(1)

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

Exhibit No.	Description of Exhibit
4.38	Assignment of Building Agreement, dated July 29, 2004 entered into between Asia Netcom Singapore Pte. Ltd. and Industrial and Commercial Bank of China (Asia) Limited(1)
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

4.43	Debenture, dated July 27, 2004 entered into between Asia Netcom and Industrial and Commercial Bank of China (Asia) Limited(1)
4.44	Group Assignment of Insurances, dated July 27, 2004 entered into among Asia Netcom, EANL and Industrial and Commercial Bank of China (Asia) Limited(1)
4.45	Security Assignment, dated July 27, 2004 entered into between Asia Netcom and Industrial and Commercial Bank of China (Asia) Limited(1)
4.46	Charge Over Deposit Account, dated July 27, 2004 entered into between Asia Netcom and Industrial and Commercial Bank of China (Asia) Limited(1)
4.47	Charge Over Accounts, dated July 27, 2004 entered into between Asia Netcom and Industrial and Commercial Bank of China (Asia) Limited(1)
4.48	Deed of Mortgage of Shares in Asia Netcom, dated July 27, 2004 entered into between China Netcom Corporation International Limited and Industrial and Commercial Bank of China (Asia) Limited(1)
4.49	Asset Transfer Agreement dated January 15, 2007 entered into between China Netcom (Group) Company Limited and China Netcom Group (4)
4.50	Renewal of Continuing Connected Transactions Amendments to the Articles of Association dated on November 6, 2007 entered into between CNC China and China Netcom Group (5)
4.51	Equity Interest Transfer Agreement dated on December 5, 2007 entered into between CNC China and China Netcom Group Beijing Communications (6)
8.1	List of subsidiaries of the Registrant
11.1	Code of Ethics (3)
12.1	PEO Certification
12.2	PFO Certification
13.1	Section 1350 Certification

(1)	Incorporated by reference to our Registration Statement on Form F-1 (File No. 333-119786) filed with the SEC in connection with our global offering in November 2004.
(2)	Incorporated by reference to our Registration Statement on Form F-6 (File No. 333-119970) filed with the SEC with respect to American Depositary Shares representing our ordinary shares.
(3)	Incorporated by reference to our Form 20-F filed with the SEC on June 23, 2005.
(4)	Incorporated by reference to our Form 20-F filed with the SEC on May 31, 2007.
(5)	Incorporated by reference to our Form 6-K furnished with the SEC on November 9, 2007.
(6)	Incorporated by reference to our Form 6-K furnished with the SEC on December 6, 2007.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

China Netcom Group Corporation (Hong Kong) Limited

/s/ Zuo Xunsheng

Name:	Zuo Xunsheng
Title:	Chief Executive Officer

Date: May 22, 2008

Appendix A

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page No.

_____________________

Report of Independent Registered Public Accounting Firm	F-1 – F-2
Consolidated income statement for each of the three years
ended December 31, 2005, 2006 and 2007	F-3 – F-4
Consolidated balance sheets as of December 31, 2006 and 2007	F-5 - F-7
Consolidated statements of changes in equity for each of the
three years ended December 31, 2005, 2006 and 2007	F-8 - F-10
Consolidated statements of cash flows for each of the
three years ended December 31, 2005, 2006 and 2007	F-11 – F-12
Notes to consolidated financial statements	F-13 - F-110

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of China Netcom Group Corporation (Hong Kong) Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows listed in the accompanying page F-3 to page F-12 present fairly, in all material respects, the financial position of China Netcom Group Corporation (Hong Kong) Limited and its subsidiaries' ("the Group") at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Hong Kong.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report On Internal Control over Financial Reporting in Item 15 appearing on page 95 of the 2007 Annual Report. Our responsibility is to express opinions on these financial statements and on the Group's internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted in Hong Kong vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 41 to the consolidated financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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
May 22, 2008

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2007

		Year ended December 31
	Note	2005	2006	2007	2007
		RMB	RMB	RMB	USD
		million	million	million	million
		Restated	Restated
		Note 2	Note 2
Continuing operations:
Revenues	7	83,927	84,194	84,005	11,500

Operating expenses
Depreciation and amortization		(24,328)	(24,913)	(25,495)	(3,490)
Networks, operations and support		(12,610)	(13,344)	(14,145)	(1,936)
Staff costs	15	(11,830)	(11,849)	(12,223)	(1,673)
Selling, general and administrative		(12,726)	(12,607)	(10,615)	(1,453)
Other operating expenses		(1,374)	(1,930)	(4,261)	(583)
					-
Total of operating expenses	8	(62,868)	(64,643)	(66,739)	(9,135)
					-
Other income	9	-	621	1,221	167
Interest income		134	135	113	15
Dividend income		29	-	-	-
Deficit on revaluation of fixed assets	20(c)	-	(1,335)	-	-
					-
Profit from operations		21,222	18,972	18,600	2,547
Finance costs	10	(3,346)	(3,767)	(3,333)	(456)
					-
Profit before taxation		17,876	15,205	15,267	2,091
Taxation	11	(3,526)	(3,727)	(3,796)	(520)

Profit for the year from continuing operations		14,350	11,478	11,471	1,571

Discontinued operations：
(Loss)/profit for the year from discontinued operations	25	(400)	1,487	624	85

Profit for the year		13,950	12,965	12,095	1,656

Dividends proposed after the balance sheet date	13	3,196	3,695	3,700	507

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

CONSOLIDATED INCOME STATEMENT (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

		Year ended December 31
	Note	2005	2006	2007	2007
		RMB	RMB	RMB	USD
		million	million	million	million
		Restated	Restated
		Note 2	Note 2
Earnings per share for profit from continuing operations attributable to shareholders of the Company for the year
Basic earnings per share	14	RMB2.18	RMB1.74	RMB1.72	USD0.24
Diluted earnings per share	14	RMB2.17	RMB1.72	RMB1.70	USD0.23

(Losses)/earnings per share for (loss)/profit from discontinued operations attributable to shareholders of the Company for the year
Basic (losses)/earnings per share	14	RMB(0.06)	RMB0.22	RMB0.09	USD0.01
Diluted (losses)/earnings per share	14	RMB(0.06)	RMB0.22	RMB0.09	USD0.01

Earnings per share from operations attributable to shareholders of the Company for the year
Basic earnings per share	14	RMB2.12	RMB1.96	RMB1.81	USD0.25
Diluted earnings per share	14	RMB2.11	RMB1.94	RMB1.79	USD0.24

The notes on pages F-13 to F-110 are an integral part of these consolidated financial statements.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2007

		As at December 31
	Note	2006	2007	2007
		RMB	RMB	USD
		million	million	million
		Restated
		Note 2
Assets

Current assets
Cash and bank deposits	16	7,728	5,395	739
Accounts receivable	17	8,283	8,458	1158
Inventories and consumables	18	416	287	39
Prepayments, other receivables and other current assets	19	1,441	1,021	140
Due from holding companies and fellow subsidiaries	29	358	347	48

Total current assets		18,226	15,508	2,124

Non-current assets

Fixed assets	20	168,141	156,948	21,486
Construction in progress	21	6,335	3,990	546
Lease prepayments	22	2,364	2,494	341
Intangible assets	23	1,591	1,552	212
Deferred tax assets	32	3,459	2,693	369
Other non-current assets	24	3,966	3,243	444

Total non-current assets		185,856	170,920	23,398

Total assets		204,082	186,428	25,522

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

CONSOLIDATED BALANCE SHEET (CONTINUED)
AS AT DECEMBER 31, 2007

		As at December 31
	Note	2006	2007	2007
		RMB	RMB	USD
		million	million	million
		Restated
		Note 2
Liabilities and equity

Current liabilities
Accounts payable	26	17,661	15,639	2,141
Accruals and other payables	27	3,074	2,950	404
Short term commercial papers	28(a)(i)	9,811	20,000	2,738
Short term bank loans	28(a)(ii)	30,980	11,850	1,622
Current portion of long term bank and other loans	28(b)	7,304	5,322	729
Due to ultimate holding company and fellow subsidiaries	29	7,505	4,598	629
Current portion of deferred revenues	30	7,733	7,103	972
Current portion of provisions	31	3,736	3,381	463
Taxation payable		3,029	3,750	512

Total current liabilities		90,833	74,593	10,210

Net current liabilities		(72,607)	(59,085)	(8,086)

Total assets less current liabilities		113,249	111,835	15,312

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

CONSOLIDATED BALANCE SHEET (CONTINUED)
AS AT DECEMBER 31, 2007

		As at December 31
	Note	2006	2007	2007
		RMB	RMB	USD
		million	million	million
		Restated
		Note 2
Non-current liabilities
Long term bank and other loans	28(b)	23,219	14,425	1,975
Corporate bonds	28(c)	-	2,000	274
Due to ultimate holding company and fellow subsidiaries	29	5,880	6,169	845
Deferred revenues	30	6,198	4,314	591
Provisions	31	2,586	2,007	275
Deferred tax liabilities	32	1,156	856	117
Other non-current liabilities		16	12	2

Total non-current liabilities		39,055	29,783	4,079

Total liabilities		129,888	104,376	14,289

Financed by:
Share capital	33	2,199	2,206	302
Reserves		71,995	79,846	10,931

Shareholders’ equity		74,194	82,052	11,233

Total liabilities & equity		204,082	186,428	25,522

The notes on pages F-13 to F-110 are an integral part of these consolidated financial statements

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve	Statutory reserve	Revaluation reserve	Other reserve	Retained earnings	Total Equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
	(Note 33)

Balance at January 1, 2005	2,181	42,750	283	723	4,735	5,866	8,224	64,762
Adjustements for the acquisition (Note 2)	-	-	-	-	-	231	-	231
Balance at January 1, 2005, as restated	2,181	42,750	283	723	4,735	6,097	8,224	64,993
Transfer to statutory reserve (Note 12)	-	-	-	6,783	-	-	(6,783)	-
Appropriation to statutory reserve (Note 12)	-	-	-	1,044	-	-	(1,044)	-
Transfers to retained earnings in respect of depreciation differences on revalued assets	-	-	-	-	(1,731)	(96)	1,827	-
Currency translation differences	-	-	-	-	-	(56)	-	(56)
Movement of deferred tax recognised in equity（Note 32）	-	-	-	-	1,097	843	(2,174)	(234)
Transfer from retained earnings to other reserve due to the Acquisition of New Horizon	-					1,040	(1,040)	-

Net income/(expense) recognised directly in equity	-	-	-	7,827	(634)	1,731	(9,214)	(290)
Profit for the year from continuing operations	-	-	-	-	-	-	14,350	14,350
Profit for the year from discontinued operations	-	-	-	-	-	-	(400)	(400)

Total income recognised for 2005	-	-	-	7,827	(634)	1,731	4,736	13,660
Contributions from owner	-	-	-	-	-	7	68	75
Distributions to owners	-	-	-	-	-	-	(953)	(953)
Dividends for 2004 distributed during the year（Note13）	-	-	-	-	-	-	(259)	(259)
Net assets distributed to owner in accordance with reorganization for the Acquisition of New Horizon	-	-	-	-	-	-	(1,533)	(1,533)
Consideration for the Acquisition of New Horizon	-	-	-	-	-	(12,800)	-	(12,800)
Share-based payments	-	-	104	-	-	-	-	104

Balance as at December 31, 2005	2,181	42,750	387	8,550	4,101	(4,965)	10,283	63,287

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve	Statutory reserve	Revaluation reserve	Other reserve	Retained earnings	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
	(Note 33)
Balance at January 1, 2006	2,181	42,750	387	8,550	4,101	(5,203)	10,244	63,010
Adjustments for the Acquisition (Note 2)	-	-	-	-	-	238	39	277
Balance at January 1, 2006, as restated	2,181	42,750	387	8,550	4,101	(4,965)	10,283	63,287
Transfer to statutory reserve (Note 12)	-	-	-	2,406	-	-	(2,406)	-
Appropriation to statutory reserve (Note 12)	-	-	-	855	-	-	(855)	-
Transfers to retained earnings in respect of depreciation differences on revalued assets	-	-	-	-	(1,933)	(51)	1,984	-
Revaluation surplus (Note 20）	-	-	-	-	1,071	-	-	1,071
Currency translation differences (i)	-	-	-	-	-	(79)	-	(79)
Movement of deferred tax recognised in equity（Note 32）	-	-	-	-	(353)	-	-	(353)

Net income/(expense) recognised directly in equity	-	-	-	3,261	(1,215)	(130)	(1,277)	639
Profit for the year from continuing operations	-	-	-	-	-	-	11,478	11,478
Profit for the year from discontinued operations	-	-	-	-	-	-	1,487	1,487

Total income recognised for 2006	-	-	-	3,261	(1,215)	(130)	11,688	13,604
Dividends for 2005 distributed during the year（Note13）	-	-	-	-	-	-	(3,196)	(3,196)
Exercise of share options (Note 33）	18	545	(73)	-	-	-	-	490
Distributions to owners	-	-	-	-	-	-	(66)	(66)
Share-based payments	-	-	75	-	-	-	-	75

Balance as at December 31, 2006	2,199	43,295	389	11,811	2,886	(5,095)	18,709	74,194

(i) Including accumulated currency translation differences realized upon disposal of ANC Group amounting to RMB29 million.

The notes on pages F-13 to F-109 are an integral part of these consolidated financial statements

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve	Statutory reserve	Revaluation reserve	Other reserve	Retained earnings	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million
	(Note 33)

Balance as at January 1, 2007	2,199	43,295	389	11,811	2,886	(5,095)	18,709	74,194
Transfer to statutory reserve (Note 12)	-	-	-	1,517	-	-	(1,517)	-
Appropriation to statutory reserve (Note 12)	-	-	-	868	-	-	(868)	-
Transfers to retained earnings in respect of depreciation differences on revalued assets	-	-	-	-	(2,031)	(104)	2,135	-
Transfers to retained earnings in respect of revaluation reserve relating to disposal of Guangdong and Shanghai Branches	-	-	-	-	(69)	20	49	-
Currency translation differences	-	-	-	-	-	(15)	-	(15)
Movement of deferred tax recognised in equity (Note 32)	-	-	-	-	111	(664)	-	(553)

Net income/(expense) recognised directly in equity	-	-	-	2,385	(1,989)	(763)	(201)	(568)
Profit for the year from continuing operations	-	-	-	-	-	-	11,471	11,471
Profit for the year from discontinued operations	-	-	-	-	-	-	624	624

Total income recognised for 2007	-	-	-	2,385	(1,989)	(763)	11,894	11,527
Dividend related to 2006 distributed during the year (Note 13)	-	-	-	-	-	-	(3,600)	(3,600)
Distributions to owners	-	-	-	-	-	-	(48)	(48)
Exercise of share options (Note 33)	7	243	(31)	-	-	-	-	219
Consideration for the acquisition（Note 1）	-	-	-	-	-	(299)	-	(299)
Share-based payments	-	-	59	-	-	-	-	59

Balance as at December 31, 2007	2,206	43,538	417	14,196	897	(6,157)	26,955	82,052

The notes on pages F-13 to F-109 are an integral part of these consolidated financial statement

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2007

		Year ended December 31
	Note	2005	2006	2007	2007
		RMB million	RMB million	RMB million	USD million
		Restated	Restated
		Note 2	Note 2
Cash flows from operating activities
Net cash inflows from operations	35(a)	39,303	39,156	39,309	5,381
Interest received		131	136	113	15
Dividends received		29	-	-	-
Interest paid		(3,244)	(3,564)	(2,856)	(391)
Profits tax paid		(4,028)	(3,678)	(4,107)	(562)
Cash inflow from operating activities of continuing operation		32,191	32,050	32,459	4,443
Cash inflow from operating activities of discontinued operation	25	1,344	2,085	388	53

Net cash inflow from operating activities		33,535	34,135	32,847	4,496

Cash flows from investing activities
Purchase of fixed assets and construction in progress		(25,684)	(24,064)	(20,488)	(2,805)
Prepayments for leased network capacity		-	(318)	-	-
Prepayments for leased land		(280)	(178)	(196)	(27)
Sale of fixed assets		46	127	65	9
Sale of other investment		2,874	-	-	-
Net decrease in time deposits with maturity over three months		51	7	14	2
Other income		-	375	1,467	201
Cash outflow from investing activities of continuing operations		(22,993)	(24,051)	(19,138)	(2,620)
Cash (outflow)/inflow from investing activities of discontinued operations	25	(1,584)	(921)	3,103	425

Net cash outflow from investing activities		(24,577)	(24,972)	(16,035)	(2,195)

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

CONSOLIDATED STATEMENT OF CASH FLOW (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2007

		Year ended December 31
	Note	2005	2006	2007	2007
		RMB million	RMB million	RMB million	USD million
		Restated	Restated
		Note 2	Note 2
Cash flows from financing activities
New bank loans and other loans		77,573	89,002	66,396	9,090
Issuance of short-term commercial papers		-	9,676	20,000	2,738
Issue of corporate bonds		-	-	2,000	274
Repayment of commercial paper		-	-	(9,676)	(1,325)
Repayment of bank loans		(85,289)	(98,512)	(92,390)	(12,648)
Capital element of finance lease payments		(909)	(1,347)	(890)	(122)
Payment of prior year distributions to owner		(1,543)	(630)	(1,180)	(162)
Payment to ultimate holding company for the acquisition of Beijing P&D Institute		-	-	(299)	(41)
Payment to ultimate holding company for the Acquisition of New Horizon		(3,000)	(1,960)	(1,960)	(268)
Dividends payment		(259)	(3,196)	(3,600)	(493)
Repayment to fellow subsidiaries and related parties for loans		(1,319)	-	-	-
Loans from fellow subsidiaries and related parties		-	-	2,249	308
Issuance of shares upon exercise of share options		-	490	219	30

Cash outflow from financing activities of continuing operations		(14,746)	(6,477)	(19,131)	(2,619)
Cash inflow from financing activities of discontinued operations	25	108	-	-	-
Net cash outflow from financing activities		(14,638)	(6,477)	(19,131)	(2,619)

Cash flows from continuing operations		(5,548)	1,522	(5,810)	(796)

Cash flows from discontinued operations		(132)	1,164	3,491	478

Increase/(decrease) in cash and cash equivalents		(5,680)	2,686	(2,319)	(318)

Cash and cash equivalents at beginning of year		10,645	4,937	7,623	1,044

Cash and cash equivalents at end of year	16	4,965	7,623	5,304	726

The notes on pages F-13 to F-109 are an integral part of these consolidated financial statements.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1  The Group and its principal activities

Background of the Group

China Netcom Group Corporation (Hong Kong) Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (“PRC”) as a limited liability company under the Hong Kong Companies Ordinance, the shares of the Company were listed on The Stock Exchange of Hong Kong Limited on November 17, 2004 and the ADSs were listed on New York Stock Exchange Inc. on November 16, 2004.

The Company, China Netcom (Holding) Company Limited (“China Netcom Holding”) and China Network Communications Group Corporation (the “China Netcom Group”) underwent reorganization on June 30, 2004 (“Listing Reorganization”). Immediately after the Listing Reorganization, China Netcom Group became the ultimate holding company of the Company.

Pursuant to a resolution passed at the extraordinary general meeting of the shareholders on October 25, 2005, the Company acquired the principal telecommunications operations, assets and liabilities in the four Northern provinces/autonomous region, namely Shanxi Province, Neimenggu Autonomous Region, Jilin Province and Heilongjiang Province from China Netcom Group (the "Acquisition of New Horizon”). The consideration for the Acquisition of New Horizon was determined at RMB12,800 million. The consideration consists of an initial cash payment of RMB3,000 million and deferred payments of RMB9,800 million. The deferred payments will be settled in half-yearly installments over five years. The interest charged on the deferred payments is to be calculated at 5.265% per annum.

Following the Listing Reorganization and the Acquisition of New Horizon, the Company and its subsidiaries (the “Group”) is the dominant provider of fixed line voice and value-added services, broadband and other internet-related services, information communications technology services, business and data communications services and advertising and media services in ten northern provinces, municipalities and autonomous region in PRC, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Liaoning Province, Shandong Province, Henan Province, Shanxi Province, Neimenggu Autonomous Region, Jilin Province, and Heilongjiang Province. The Group also provided telecommunications services to selected business and residential customers in two southern municipality and province, namely Shanghai Municipality and Guangdong Province in the PRC.

On June 2, 2006, the Group entered into an agreement with third party buyers to dispose of its entire interest in the Asia Netcom Corporation Limited (“ANC Group”) for an aggregate cash consideration of US$168.84 million, at fair value determined by both parties. The transaction was completed on August 22, 2006. For detailed information, please refer to note 25.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1  The Group and its principal activities (Continued)

Background of the Group (Continued)

On January 15, 2007, the Company’s wholly owned subsidiary, China Netcom (Group) Company Limited (“CNC China”), entered into an assets transfer agreement with its ultimate holding Company, China Netcom Group. Pursuant to the agreement, CNC China agreed to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong Province and Shanghai Municipality branches (“Guangdong and Shanghai Branches”) in the PRC for consideration of RMB3.5 billion. On February 14, 2007, the independent shareholders passed an ordinary resolution to approve the disposal. The disposal was completed on February 28, 2007 upon the approval granted from the Ministry of Information Industry (“MII”). After the disposal of the Guangdong and Shanghai Branches, the Group only provides telecommunications operations in the ten northern provinces, municipalities and autonomous region. For detailed information, please refer to note 25.

On December 5, 2007, China Netcom Group System Integration Limited Corporation (“System Integration Corporation”), a wholly-owned subsidiary of CNC China, entered into an Equity Interest Transfer Agreement with China Netcom Group Beijing Communications Corporation, pursuant to which System Integration Corporation agreed to acquire the entire equity interest of Beijing Telecommunications Planning and Designing Institute Corporation Limited (“Beijing Telecom P&D Institute”) from China Netcom Group Beijing Communications Corporation for a total consideration of RMB298.9 million. The consideration was paid through a one-off cash payment. The acquisition was registered with Beijing Property Transaction Administrative House and the ownership was transferred on December 31, 2007. Prior to the acquisition, Beijing Telecom P&D Institute was a wholly owned subsidiary of China Netcom Group Beijing Communications Corporation, which is a wholly owned subsidiary of China Netcom Group. For detailed information, please refer to note 2.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1  The Group and its principal activities (continued)

Background of the Group (continued)

Currently, the Group’s principal services consist of:

•	Fixed line voice and value-added services, comprising:

(a)	Local, domestic long distance and international long distance services;

(b)	Value-added services, including caller identity, personalized ring, etc; and

(c)	Interconnection services provided to other domestic telecommunications service providers including the fellow subsidiaries owned by China Netcom Group operating outside the ten service regions;

•	Broadband services and other Internet-related services;

•
Information Communications Technology Services, including system integration, software services, outsourcing services, professional consulting services, professional services related with network information and disaster recovery, and other integrated solutions to client based on information and communications industry;

•	Business and data communications services, including managed data services and leased line services; and

•	Advertising and media services.

2  Basis of presentation

A significant percentage of the Group’s funding requirements is achieved through short term borrowings. Consequently, the balance sheet indicates a significant working capital deficit. In the past, a substantial portion of the Group’s short term borrowings have been rolled over upon maturity. In addition, on April 30, 2007 and September 18, 2007, the Group issued commercial paper to raise additional funding of total RMB20 billion. On June 8, 2007, the Group issued corporate bonds to raise additional funding of RMB2 billion. Based on the Group’s history of obtaining financing, its relationship with its bankers and its operating performance, the board of directors considers that the Group will continue to be able to roll over such short term financing, or will be able to obtain sufficient alternative sources of financing to enable it to operate and meet its liabilities as and when they fall due.

On June 2, 2006, the Group entered into an agreement with third party buyers to dispose of the entire interests in the ANC Group and the disposal was completed on August 22, 2006. On January 15, 2007, CNC China entered into an assets transfer agreement with China Netcom Group to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong and Shanghai Branches in the PRC and the disposal was completed on February 28, 2007. In accordance with HKFRS 5 “Non-current assets held for sale and discontinued operations” issued by the HKICPA, the results and cash flows of the operations of the ANC Group and the Guangdong and Shanghai Branches have been presented as discontinued operations. The 2006 and 2005 comparative figures in the income statement and statement of cash flow were restated to reflect the disposal of Guangdong and Shanghai Branches accordingly. For detailed information, please refer to note 25.

On December 5, 2007, System Integration Corporation entered into an Equity Interest Transfer Agreement with China Netcom Beijing Communications Corporation, pursuant to which System Integration Corporation agreed to acquire the entire equity interest of Beijing Telecom P&D Institute from China Netcom Group Beijing Communications Corporation.

2  Basis of presentation (continued)

Before the acquisition, Beijing Telecom P&D Institute was a wholly owned subsidiary of China Netcom Group Beijing Communications Corporation, which is a wholly owned subsidiary of China Netcom Group.  Since

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

China Netcom Group is the ultimate holding company of the Group, the acquisition is a business combination under common control. Therefore, the Group accounted for this acquisition using the pooling of interest method according to Accounting Guideline No. 5 - Merger Accounting for Common Control Transactions ("AG 5"). The acquired businesses and assets are recorded at book value under HKFRS as if the businesses and assets of Beijing Telecom P&D Institute have been owned by the Group from the earliest comparative period presented. Accordingly, the financial information for 2006 and 2005 has been restated.

The impact of the restatement is summarized as below.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2  Basis of presentation (continued)

	Year ended December 31, 2005
	RMB million	RMB million	RMB million	RMB million	RMB million

	Originally stated	Disposal of Guangdong and Shanghai Branches	Acquisition of Beijing Telecom P&D Institute	Elimination of intercompany transactions	Restated

Continuing operations:
Revenues	85,861	(2,120)	186	-	83,927

Profit for the year from continuing operation	14,114	174	62	-	14,350

Discontinued operations :
Profit/(loss) from discontinued operations	(226)	(174)	-	-	(400)

Profit for the year	13,888	-	62	-	13,950

Net cash inflow from operating activities	33,557	-	(22)	-	33,535
Net cash outflow from investing activities	(24,608)	-	31	-	(24,577)
Net cash outflow from financing activities	(14,656)	-	18	-	(14,638)

Total current assets at December 31, 2005	14,499	-	176	-	14,675
Total assets at December 31, 2005	202,840	-	282	-	203,122
Total current liabilities at December 31, 2005	98,399	-	5	-	98,404
Total liabilities at December 31, 2005	139,830	-	5	-	139,835
Shareholders’ equity at December 31, 2005	63,010	-	277	-	63,287

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31, 2006
	RMB million	RMB million	RMB million	RMB million	RMB million

	Originally stated	Disposal of Guangdong and Shanghai Branches	Acquisition of Beijing Telecom P&D Institute	Elimination of intercompany transactions	Restated

Continuing operations:
Revenues	86,921	(3,222)	165	330	84,194

Profit for the year from continuing operation	11,141	332	27	(22)	11,478

Discontinued operations :
Profit/(loss) from discontinued operations	1,819	(332)	-	-	1,487

Profit for the year	12,960	-	27	(22)	12,965

Net cash inflow from operating activities	34,133	-	20	(18)	34,135
Net cash outflow from investing activities	(24,991)	-	(2)	21	(24,972)
Net cash outflow from financing activities	(6,447)	-	(30)	-	(6,477)

Total current assets at December 31, 2006	18,059	-	218	(51)	18,226
Total assets at December 31, 2006	203,835	-	318	(71)	204,082
Total current liabilities at December 31, 2006	90,802	-	80	(49)	90,833
Total liabilities at December 31, 2006	129,857	-	80	(49)	129,888
Shareholders’ equity at December 31, 2006	73,978	-	238	(22)	74,194

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3  Changes in accounting policies

(a)  Changes in accounting policies in 2007

(i)	Standards, amendment and interpretations effective in 2007

HKFRS 7, 'Financial instruments: Disclosures', and the complementary amendment to HKAS 1, 'Presentation of financial statements – Capital disclosures', introduces new disclosures relating to financial instruments and does not have a material impact on the classification and valuation of the Group’s financial instruments.

HK(IFRIC) - Int 8, 'Scope of HKFRS 2', requires consideration of transactions involving the issue of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of HKFRS 2. This standard does not have any impact on the Group’s financial statements.

HK(IFRIC) - Int 10, 'Interim financial reporting and impairment', prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This standard does not have any impact on the Group’s financial statements.

(ii)	Interpretation early adopted by the Group

HK(IFRIC) - Int 13, 'Customer loyalty programmes' (effective from July 1, 2008) was early adopted. HK(IFRIC) - Int 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The Group only carried out a limited customer loyalty program in 2007 and thus it has no material impact on the Group’s financial statements.

(iii)	Standards, amendments and interpretations effective in 2007 but not relevant

The following standards, amendments and interpretations to published standards are mandatory for accounting periods beginning on or after January 1 2007 but they are not relevant to the Group’s operations:

•	HK(IFRIC) - Int 7, 'Applying the restatement approach under HKAS 29, Financial reporting in hyper-inflationary economies';

•	HK(IFRIC) – Int 9, 'Re-assessment of embedded derivatives'; and

•	HKFRS 4 (revised) - ‘Amendment to 'Financial guarantee contracts'’.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3  Changes in accounting policies (continued)

(iv)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after January 1, 2008 or later periods, but the Group has not early adopted them:

•
HK(IFRIC) - Int 11, 'HKFRS 2 – Group and treasury share transactions'. HK(IFRIC) - Int 11 provides guidance on whether share-based transactions involving treasury shares or involving Group entities (for example, options over a parent's shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and Group companies. This interpretation is not expected to have an impact on the Group’s financial statements.

•
HK(IFRIC) – Int 12, ‘Service concession arrangement’ (effective from January 1, 2008). IFRIC 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services.  IFRIC 12, is not expected to have an impact on the Group’ financial statements.

•
HKAS 23 (Amendment), 'Borrowing costs' (effective from January 1, 2009).  The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. Since the Group does not expense those borrowing cost under the current accounting policies, HKAS 23 (Amendment) has no impact to the Group.

•
HKFRS 8, 'Operating segments ' (effective from January 1 2009). HKFRS 8 replaces HKAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, ‘Disclosures about segments of an enterprise and related information’. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The financial statements of the Group are presented on the same basis as that used for internal reporting purpose. Adoption of HKFRS 8 will not have significant impact to the Group.

•
HK(IFRIC) - Int 14, 'HKAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interaction' (effective from January 1, 2008). HK(IFRIC) - Int 14 provides guidance on assessing the limit in IAS/HKAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The Group will apply HK(IFRIC) - Int 14 from January 1 2008, but it is not expected to have any impact on the Group’s accounts.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3  Changes in accounting policies (continued)

(b)  Changes in accounting policies in 2006

In 2006, the Group adopted certain revised HKFRSs which are relevant to its operations as listed below.

·       HKAS 21 (Amendment) - Net investment in a Foreign Operation
·       HKAS39 (Amendment) - Cash Flow Hedge Accounting for Forecast Intergroup   Transactions
·       HKAS 39 (Amendment) - Fair Value Options
·       HKFRS 39 (Amendment) and HKAS 4 (Amendment) - Financial guarantee contracts

The adoption of these new or revised HKFRSs by the Company did not have any significant impact on its results of operations and financial position.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4    Principal accounting policies

(a)	Basis of consolidation

Acquisitions of businesses under common control are accounted for using merger accounting in accordance with AG 5 issued by HKICPA. The acquired assets are stated at carrying amounts as if the acquired assets have been held by the Company from the beginning of the earliest period presented.

When a subsidiary is disposed, the difference between the proceeds from the disposal of the subsidiary and its carrying amount as of the date of disposal, including the cumulative amount of any exchange differences that relates to the subsidiary recognised in equity is recognised in the income statement as the gain or loss on the disposal of the subsidiary.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

(b)	Subsidiaries

Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

In the Company’s balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivables.

(c)	Revenue recognition

(i)	The Group’s revenues are recognised as follows:

•  Revenues derived from local, domestic long distance (‘‘DLD’’) and international long distance (‘‘ILD’’) telephone usage, which vary depending on the day, the time of day, the distance and duration of the call and the tariffs, are recognised when the services are provided to customers.

•  Monthly telephone service fees are recognised in the period during which the telephone services are provided to customers.

•  Upfront connection and installation fees received are deferred and recognised over the expected customer relationship period of 10 years. With effect from July 1, 2001, no further upfront fees for connection were charged to customers.

•  Revenues from the sale of prepaid calling cards are deferred and recognised as the cards are consumed by customers.

•  Revenues from value-added communication services such as personalized ring and caller number display are recognised when the services are provided to customers.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4    Principal accounting policies (continued)

(c)	Revenue recognition (continued)

•	Revenues from the provision of broadband and other Internet-related services and managed data services are recognised when the services are provided to customers.

•
Revenue from information communications technology services are recognised when goods are delivered to the customer (which generally coincides with the time when the customers have accepted the goods and the related risks and rewards of ownership have been transferred to the customer) or when services are rendered to the customer

•	Interconnection fees from domestic and foreign telecommunications operators are recognised when the services are rendered as measured by the minutes of traffic processed.

•
Lease income from the leasing of lines and customer-end equipment is recognised over the term of the lease. Lease income from other domestic telecommunications operators and business customers for the usage of the Group’s fixed line telecommunications networks is measured by the number of lines leased and the agreed upon rate per line leased. The lease arrangements are primarily determined on a year to year basis.

•
Certain PHS bundled service contracts comprise the provision of PHS services and handsets to customers, under which customers either prepay a certain amount of service fee or commit to spend a minimum monthly service fee for a designated period in order to receive a free handset. When all of the following criteria are met, PHS handsets and related services are separately recognised as revenues arising from local, DLD, or ILD services fees and sales of handsets according to their relative fair values.  When any one of the following criteria is not met, total revenues from PHS bundled service contracts are recognised on a systematic basis to match the shorter of the pattern of usage of the PHS services by customers and the minimum non-cancellable contractual period. See Note 4(u)(ii) for the policy on accounting for the cost of the handsets.

i	PHS handsets and relative services have value on a stand-alone basis;

ii	Objective and reliable fair value of PHS handsets and relative services exists;

iii	In arrangements that include a general right of refund for the delivered item, performance of the undelivered item is considered probable and substantially in the Group’ control.

(ii)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(iii)	Dividend income

Dividend income is recognised when the right to receive payment is established.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4    Principal accounting policies (continued)

(d)	Interest expenses

Interest expense attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset.

All other interest expenses are charged to the income statement in the year in which they are incurred.

(e)	Interconnection charges

Interconnection charges represent amounts incurred for the use of other telecommunications operators’ networks for facilitating the completion of calls that originate from the Group’s fixed line telecommunications networks. Interconnection charges are recognised on an accrual basis. Interconnection charges with domestic operators and the fellow subsidiaries of the Group are accrued based on actual amounts, while those with overseas operators are accrued based on the actual amounts, if known, or the Group’s estimates.

(f)	Translation of foreign currencies

(i)   Functional currency

 Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”), which is Renminbi.

(ii)   Transactions and balances

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet dates are translated at rates of exchange ruling at the balance sheet dates. Exchange differences arising in these cases are dealt with in the income statement.

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

(iii) The Group

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•    Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•    Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•   All resulting exchange differences are recognised as a separate component of equity.

 On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to   shareholders’ equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on disposal.

(g)	Cash and cash equivalents

Cash and cash equivalents, comprising cash on hand, deposits held at call with banks and cash investments with original maturities of three months or less are carried at cost.

(h)	Accounts receivable and other receivables

Accounts and other receivables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of accounts and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the provision is recognised in the income statement.

(i)	Inventories and consumables

Inventories comprise mainly telephone handsets and are stated at the lower of cost and net realizable value on a first-in, first-out basis, after provisions for obsolescence.  Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4    Principal accounting policies (continued)

(i)	Inventories and consumables (continued)

Consumables consist of materials and supplies used in maintaining the Group’s telecommunication networks and are charged to the income statement when brought into use. Consumables are valued at cost less any provision for obsolescence.

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

Other fixed assets are initially stated at cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. The subsequent costs are included in the assets’ carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Any other costs incurred in restoring fixed assets are charged to the income statement as incurred.

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

Increases in valuation are credited to the revaluation reserve. Decreases in valuation are first set off against any revaluation surplus on earlier valuations in respect of the same item and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited. Each year the difference between depreciation based on the revalued carrying amount of the asset expensed in the income statement and depreciation based on the asset’s original cost is transferred from the revaluation reserve to retained earnings.

Revaluations on fixed assets will be performed with sufficient regularity by independent valuers and in each of the intervening years, valuations will be undertaken by executives of the Group.

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

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

(m)	Assets held under leases

(i)	Finance leases

Leases of assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized upon commencement of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance cost is recognised in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

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

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4    Principal accounting policies (continued)

(o)	Accounts payable

Accounts payable are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method.

(p)	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred.  Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(q)	Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.  Provisions are not recognised for operating losses arising in future periods.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.  The increase in the provision due to passage of time is recognised in the income statement.

(r)	Share capital

Ordinary shares are classified as equity.

Where shares are issued, any consideration received (net of related income tax effects) is included in equity attributable to the Company’s equity holders.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4    Principal accounting policies (continued)

(s)	Employee benefits

(i)	Pension obligations

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

(b)  The Group also operates a mandatory provident fund scheme (“the MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$20,000. Payments are expensed as incurred.

(ii)	Early retirement benefits

Early retirement benefits are recognised as expenses when the Group reaches agreement with the relevant employees for early retirement.

(iii)	Employee housing benefits

One-off cash housing subsidies paid to PRC employees are charged to the income statement in the year in which it is determined that the payment of such subsidies is probable and the amounts can be reasonably estimated (see Note 33).

PRC full-time employees of the Group participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each period. Contributions to these housing funds are expensed as incurred.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4    Principal accounting policies (continued)

(s)	Employee benefits (continued)

(iv)	Share option scheme

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. Fair values of the options with different vesting periods are determined separately. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

When the share option is exercised, the consideration received after deduction of transaction cost directly attributed to the exercise is recorded in share capital (nominal value) and share premium.

(t)	Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Tax rates enacted or substantially enacted at the balance sheet date are used to determine deferred taxation. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4    Principal accounting policies (continued)

(u)	Other non-current assets

(i)	Deferred installation costs

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

As shown in note 4(c)(i), when certain bifurcation conditions are met, revenue attributable to handsets given to customers under bundled service contracts is recognised separately in the income statement of the period the contracts are entered into.  The cost of these handsets is expensed immediately to the income statement in the same period. When any one of the aforementioned conditions is not met, the costs of handsets given to customers under bundled service contracts are deferred as subscriber acquisition costs and expensed to the income statement on a systematic basis to match with the pattern of the customer service income over the contract period.

(iii)	Prepaid network capacities

Prepayments for the network capacities purchased on an indefeasible rights to use (‘‘IRU’’) basis for resale are capitalized and expensed over the corresponding lease period.

(v)	Discontinued operations

A discontinued operation is a component of the Group that may be a major line of business or geographical area of operations that has been disposed or is held for sale. The result of that component is separately reported as “discontinued operations” in the income statement. The comparative income statement and cash flow statement are restated as if the operation had been discontinued from the start of the comparative period. The assets and liabilities of such component classified as “discontinued operations” or “held for sale” is presented separately in the assets and liabilities, respectively, of the consolidated balance sheet, from the date it is first determined to be discontinued or held for sale.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4    Principal accounting policies (continued)

(w)	Contingent liabilities

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

A contingent liability is not recognised but is disclosed in the notes to the financial statements when an outflow of economic benefits is less than probable but not remote. When a change in the probability of an outflow occurs such that the outflow is probable, the contingent liability will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group. A contingent asset is disclosed when an inflow of economic benefits is probable but only recognised in income statement when realized.

(x)	Segmental reporting

Business segments provide services that are subject to risks and returns that are different from other business segments. Geographical segments provide services within a particular economic environment that is subject to risks and returns that differ from those of components operating in other economic environments. Currently the Group has one business segment, the provision of fixed line telecommunications services. Less than 10% of the Group’s assets and operations are located outside the PRC. Accordingly, no business and geographical segment information is presented.

(y)	Earnings per share (“EPS”) and per American Depository Shares (“ADS”)

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

(a)	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(i)	Depreciation of property, plant and equipment

The property, plant and equipment of the Group are depreciated at rates sufficient to write off their costs or revalued amounts less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The Group reviews the estimated useful lives and estimated residual values periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of economic benefits from property, plant and equipment. The Group estimates the useful lives of the property, plant and equipment as set out in Note 4(k)(iv) based on the historical experience with similar assets, taking into account anticipated technological changes. The depreciation expenses in the future periods will change if there are significant changes from previous estimates.

As of December 31, 2007, the Group did not change the estimate of useful lives.

(ii)	Revaluation of property, plant and equipment

Apart from lease prepayments for land and buildings, which are carried at cost, other property, plant and equipment are carried at revalued amounts, being the fair value at the date of revaluation, less subsequent accumulated depreciation and impairment. Property, plant and equipment of the Group was revalued as of December 31, 2006 on a depreciated replacement cost basis by an independent valuer. If the revalued amounts differ significantly from the carrying amounts of the property, plant and equipment in the future, the carrying amounts will be adjusted to the revalued amounts. The key assumptions made to determine the revalued amounts include the estimated replacement costs and the estimated useful lives of the property, plant and equipment.  This will have an impact on the Group’s future results, since any subsequent decreases in valuation are set off first against increases on earlier valuations in respect of the same item and thereafter are charged as an expense to the income statement and any subsequent increases are credited as income to the income statement up to the amount previously charged then to equity. In addition, the depreciation expenses in future periods will change as the carrying amounts of such property, plant and equipment change as a result of the revaluation.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5  Critical accounting estimates and judgments (continued)

(a)	Critical accounting estimates and assumptions (continued)

(iii)	Impairment of non-current assets

At each balance sheet date, the Group considers both internal and external sources of information to assess whether there is any indication that non-current assets, including property, plant and equipment, are impaired. If any such indication exists, the recoverable amount of the assets is estimated and an impairment loss is recognised to reduce the carrying amount of the assets to its recoverable amount. The recoverable amount is the higher of value in use or net selling price.  Estimated values in use are determined based on estimated discounted future cash flows of the cash generating unit at the lowest level to which the asset belongs. Key assumptions made to determine the estimated discounted future cash flows include the estimated future cash flow, estimated growth rate and the estimated weighted average cost of capital of the Group. Such impairment losses are recognised in the income statement, except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case the impairment loss is treated as a revaluation decrease and charged to the revaluation reserve. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the non-current assets.

At December 31, 2007, the Group did not identify any indication that non-current assets were impaired.

(iv)	Revenue recognised for upfront connection and installation fees

The Group defers the recognition of upfront customer connection and installation fees and amortizes them over the expected customer relationship period of 10 years. The related direct incremental installation costs are deferred and amortized over the same expected customer relationship period of 10 years, except when the direct incremental costs exceed the corresponding installation fees, the excess amounts are immediately written off as an expense to the income statement. The Group estimates the expected customer relationship period based on the historical customer retention experience and after factoring in the expected level of future competition, the risk of technological or functional obsolescence to the Group’s services, technological innovation, and the expected changes in the regulatory and social environment. If the Group’s estimate of the expected customer relationship period changes as a result of increased competition, changes in telecommunications technology or other factors, the amount and timing of recognition of the deferred revenues may change for future periods.

As of December 31, 2007, the Group did not change the estimate of customer relationship period.

(v)	Provision for doubtful debts

The Group maintains an allowance for doubtful debts for estimated losses resulting from the inability of its customers to make the required payments. The Group makes its estimates based on the aging of its accounts receivable balances, customer’s creditworthiness, and historical write-off experience. If the financial condition of its customers were to deteriorate, actual write-offs might be higher than expected, and the Group would be required to revise the basis of making the allowance and its future results would be affected.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5  Critical accounting estimates and judgments (continued)

(a)	Critical accounting estimates and assumptions (continued)

(vi)	Fair value

The Group estimates the fair value of its financial assets and financial liabilities including accounts receivable, other receivables and other current assets, accounts payable, and bank and other loans for disclosure purposes by discounting its future contractual cash flows at the estimated current market interest rate that is available to the Group for similar financial instruments. The future disclosed values will change if there are changes in the estimated market interest rate.

6  Financial risk management

(a)	Financial risk factors

The Group’s major financial assets include bank deposits, accounts receivable, notes receivable and other receivables. The Group’s major financial liabilities include accounts payable, notes payable, other payable, bank borrowings, commercial paper and corporate bonds.

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and cash flow interest rate risk), credit risk, and liquidity risk. The board has reviewed and approved its relative risk management policy as follows:

(i)	Foreign exchange risk

The Group’s major operational activities are carried out in mainland China and a majority of the transactions are performed in Renminbi. On December 31, 2007, the Group had certain bank deposits and borrowings were denominated in foreign currencies, mainly in US dollar and HK dollar. Any change in the exchange rates of these currencies to Renminbi will impact the Group’s operating results.

As at December 31, 2007 and 2006, the Group had bank balances denominated in foreign currencies amounting to RMB320 million and RMB1,946 million, respectively. As at December 31, 2007 and 2006, the Group had bank borrowings denominated in foreign currencies amounting to RMB1,246 million and RMB1,432 million, respectively.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6    Financial risk management (continued)

(a)	Financial risk factors (continued)

(i)	Foreign exchange risk (continued)

At December 31 2007, if Renminbi had weakened/strengthened by 5% against the foreign currencies, the impact of the fluctuation on an annual profit is presented in the table below. The analysis covers bank deposits and borrowings. A positive figure means the Renminbi has appreciated against foreign currencies and lead to an increase of profit.

	Increase/(Decrease) in annual profit
	December 31, 2007	December 31, 2006
	RMB million	RMB million
HK Dollar exchange rate fluctuation
5% appreciation	7	32
5% depreciation	(7)	(32)

US Dollar exchange rate fluctuation
5% appreciation	(21)	30
5% depreciation	21	(30)

(ii)	Cash flow and fair value interest rate risk

As the Group has no significant interest-bearing assets, the Group’s income and operating cash flows are substantially independent of changes in market interest rates.

The Group’s interest-rate risk arises from interest bearing borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risks. Borrowings issued at fixed rates expose the Group to fair value interest-rate risks. The Group does not use derivative financial tools to offset the cash flow interest rate risk. The footnote 30 discloses bank loans with fixed rates and variable rates.

As at December 31, 2007, 83.96% of the Group’s loans were with fixed interest rate (2006: 74.69%). If the market interest had (decreased)/increased by 2% ,the impact of the fluctuation on an annual profit is presented in the table below:

	Increase/(Decrease) in annual profit
	December 31, 2007	December 31, 2006
	RMB million	RMB million
Change of interest rate

2%increase	(476)	(454)

2%decrease	476	454

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6  Financial risk management (Continued)

(a)	Financial risk factors (continued)

(iii)	Credit risk

The Group provides telecommunication and related services to residential clients and business clients. The Group will terminate a fixed line service to residential clients if the accounts receivable are over 90 days. Accounts receivable from other telecommunications operators and customers are due generally between 30 to 90 days from the billing date. The Group analyses the aging of accounts receivable and the status of collection on a monthly basis to formulate the appropriate collection strategy to ensure the risk faced is not material.

The carrying amount of accounts receivable included in the balance sheet represents the Group’s exposure to credit risk in relation to its financial assets. Most of the Group’s accounts receivable with aging over 30 days are overdue. The Group evaluated the risk associated with the accounts receivable balances with aging over 90 days, and made provisions accordingly. The Group believes that adequate provision for uncollectible account receivable has been made.

The accounts receivable of the Group are disclosed in Note 17 to the financial statements.

The credit risk of the Group’s other financial assets (including cash and cash equivalents and other receivables) arise from any counter parties’ breach of contract. Thus, the highest risk the Group will bear is the book value of the instrument.

The Group’s cash management policy is to deposit cash and cash equivalents mainly in state-owned banks and other banks, which are highly rated by an international credit rating company. The rates are between BBB+ to BBBpi. The management does not expect any loss to arise from bank nonperformance.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6  Financial risk management (Continued)

(a)	Financial risk factors (continued)

(iv)	Liquidity risk

The Group is financed mainly by short term borrowings. As a result, there is a significant working capital deficit as highlighted in balance sheet. Please refer to Note 2 for more details.

The Group’s aim is to maintain the balance between the availability and liquidity of the funding by using interest bearing bank loans and other borrowings, commercial paper, corporate bonds and other suitable financing channels. The Group’s policy is to regularly monitor operating capital demands and compliance with current and expected operating capital requirements. The Group reviews cash flow forecasts of each entity on a regular basis to maintain sufficient cash reserves and bank pledged funds and to deal with short and long term capital demands.

The following table shows the undiscounted balances of the financial liabilities (including interest expense) categorized by time period from the balance sheet date to the date of contract expiry.

December 31, 2007	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Accounts payable	15,639	15,639	-	-	-	-	-
Short-term loans	12,134	12,134	-	-	-	-	-
Long-term bank and other loans	21,616	6,407	10,272	1,887	106	104	2,840
Commercial paper	20,629	20,629	-	-	-	-	-
Corporate bonds	2,900	90	90	90	90	90	2,450
Amounts due to holding companies and fellow subsidiaries	8,870	2,319	2,214	4,337	-	-	-
Total	81,788	57,218	12,576	6,314	196	194	5,290
December 31, 2006	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Over 5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB Million	RMB million

Accounts payable	17,661	17,661	-	-	-	-	-
Short-term loans	31,602	31,602	-	-	-	-	-
Long-term bank and other loans	36,343	8,980	7,814	10,416	431	430	8,272
Commercial paper	10,000	10,000	-	-	-	-	-
Amounts due to holding companies and fellow subsidiaries	8,781	2,352	2,248	2,143	2,038	-	-
Total	104,387	70,595	10,062	12,559	2,469	430	8,272

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6    Financial risk management (Continued)

(a)	Financial risk factors (continued)

 (iv)    Liquidity risk (continued)

The directors have the responsibility to consider the future operational capital requirements. The Group has a policy to maintain sufficient cash and cash equivalents and to finance operations through bank lending. For bank facilities, please refer to Note 36.

(b)	Fair value estimation

The fair value of financial instruments that are actively traded is based on the market price as of balance sheet date. The market price of the financial assets that the Group holds is the current bidding price. The market price of financial liabilities is the offering price. The fair value of the Group’s bank deposits, accounts receivable, notes receivable, corporate bonds, commercial paper and short-term borrowings approximate book value.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(c)	Objective and policy of financial risk management

The Group defines the capital as the shareholders’ equity.  The Group’s objectives of the management of capital are to maintain the ability to operate based on going concern, meet the requirements of capital investment for the business development, bring benefit to shareholders and other stakeholders, and also to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return of capital to shareholders, issue new shares, sell assets to reduce debt.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7	Revenues

Revenues represent the turnover of the Group and are derived from the provision of fixed line telecommunications and related services, net of the PRC business taxes and government levies amounting to RMB2,358 million (2006: RMB2,387 million, 2005: RMB2,378 million). The Group’s revenues by business nature can be summarized as follows:

	Year ended December 31
	2005	2006	2007
	RMB million	RMB million	RMB million
	Restated	Restated
	Note 2	Note 2
Revenues
Local usage fees	24,440	22,059	19,989
Monthly telephone services	18,170	16,546	12,387
Upfront installation fees	1,433	1,364	1,283
DLD usage fees	9,773	9,495	8,769
ILD usage fees	874	819	791
Value-added services	3,970	5,341	6,114
Interconnection fees	7,664	8,432	8,376
Upfront connection fees	3,405	2,406	1,517
Broadband services	7,289	9,916	13,835
Other Internet-related services	556	516	532
Managed data services	1,621	1,413	1,284
Leased line income	2,376	2,540	2,521
Information communication technologies service	186	855	3,990
Other services	2,170	2,492	2,617

Total	83,927	84,194	84,005

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8           Operating expenses by nature

Operating expenses mainly represent:

	Year ended December 31
	2005	2006	2007
	RMB million	RMB million	RMB million
	Restated	Restated
	Note 2	Note 2
Staff cost	11,830	11,849	12,223
Depreciation and amortization	24,328	24,913	25,495
Maintenance cost	4,562	4,512	4,373
Miscellaneous taxes and fees	250	278	358
Customer installation cost	1,133	1,116	2,036
Interconnection charges	3,033	3,915	4,014
Advertising and promotion expenses	900	884	821
Sales channel cost	1,922	2,118	2,298
Subscriber acquisition and retention cost	4,284	3,646	1,582
Auditor’s remuneration	34	61	54
Bad and doubtful debt expenses	1,093	1,003	868
Operating leases	1,891	1,969	1,900
Cost of hardware sold in relation to information communication technology service	-	598	2,830

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9	Other income

Other income is the subsidy income the Company received arising from the reinvesting of the profit distributions received from a subsidiary in the PRC to that subsidiary.

10           Finance costs

	Year ended December 31
	2005	2006	2007
	RMB million	RMB million	RMB million
	Restated	Restated
	Note 2	Note 2
Interest expenses on:
-Bank and other loans wholly repayable within five years	3,589	3,185	2,875
-Bank and other loans wholly repayable after more than five years	177	325	198
-Deferred consideration related to Acquisition of New Horizon	87	479	375

Total	3,853	3,989	3,448

Less: Interest expenses capitalized in construction in progress	(297)	(233)	(165)

Exchange (gain)/loss, net	(229)	(8)	25
Bank charges	19	19	25

	3,346	3,767	3,333

Interest expenses were capitalized in construction in progress using the following annual interest rates	4.17%-4.97%	4.71%-5.28%	4.75%-5.82%

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11           Taxation

	Year ended December 31
	2005	2006	2007
	RMB million	RMB million	RMB million
	Restated	Restated
	Note 2	Note 2

PRC enterprise income tax (“EIT”)	3,663	4,143	3,901
Overseas profit tax	11	20	12
Deferred taxation- Continuing operations (Note 32)	(148)	(436)	(66)
Deferred taxation -Change in statutory taxation rate (Note 32)	-	-	(51)

Taxation charges/(credit)	3,526	3,727	3,796

The provision for PRC EIT is calculated based on the statutory income tax rate of 33% on the assessable profit of each of the entities comprising the Group in the PRC as determined in accordance with the relevant income tax rules and regulations in the PRC.

Taxation on profits derived from certain subsidiaries outside the PRC, including Hong Kong, has been calculated on the estimated assessable profit at the rates of taxation ranging from 17.50% to 34.00%, prevailing in the countries in which those entities operate.

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the "New CIT Law"). This New CIT Law reduces the corporate income tax rate for domestic enterprises from 33% to 25% with effect from January 1, 2008. As a result of the new CIT Law, as at March 16, 2007, the carrying value of deferred tax assets has been written down by RMB775 million, with RMB111 million recognised in income statement and RMB664 million recognised in equity. The carrying value of deferred tax liabilities has been written down by RMB273 million, with RMB162 million recognised in the income statement and RMB111 million recognised in equity. The impact of the change in deferred taxation recognised in either the current income statement or equity as a result of the New CIT Law corresponded to whether the related items were previously recognised in income statement or equity.

On November 28, 2007, the National People’s Congress approved the Implementation guide on the Corporate Income Tax Law of the People’s Republic of China (the “New CIT Implementation guide”), with effect from January 1, 2008. Per a bilateral tax affairs agreement, enterprises incorporated in Hong Kong is required to pay a 5 percent corporate income tax on profits distributed from its subsidiaries incorporated in the PRC. On February 22, 2008, the Ministry of Finance and the State Administration of Taxation jointly issued CaiShui 2008, Circular No. 1 (“Circular No. 1”). In accordance with the Circular No. 1, accumulated retained earnings of foreign investment enterprises generated before January 1, 2008 and distributed to foreign investors after 2008 are exempt of income tax. Earnings of foreign investment enterprises generated in or after 2008 and distributed to foreign investors should pay the withholding tax. As a result, the Group may accrue deferred tax liability for the undistributed earnings generated by CNC China during or after 2008 according to actual situation.

On December 26, 2007, the State Council promulgated ‘Notice Regarding Preferential Policy of Implementing EIT in Intervening Period’. The Group has evaluated the regulation and considered that it will not have material impact on the financial statements.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11           Taxation (continued)

The reconciliation between the Group’s actual tax charge and the amount which is calculated based on the weighted average statutory tax rate is as follows:

	Year ended December 31
	2005	2006	2007
	RMB million	RMB million	RMB million
	Restated	Restated
	Note 2	Note 2

Profit before taxation	17,876	15,205	15,267

Weighted average statutory tax rate	33%	33%	33%
Tax calculated at the weighted average statutory tax rate	5,899	5,018	5,038
Non-taxable income (Note i)	(1,499)	(1,216)	(1,184)
Utilization of tax losses not recognized in previous years (Note ii)	(837)	-	-
Expenses not deductible for tax purposes	69	64	68
Change in statutory taxation rate (Note 32)	-	-	(51)
Others	(106)	(139)	(75)
Tax charge	3,526	3,727	3,796

Note:
(i)	Non-taxable income comprises primarily of upfront connection fees charged to customers which are amortized over the customer relationship and the subsidy income obtained (Note 9).

(ii)
Prior to 2005, a deferred tax asset arising from certain tax losses was not recognized as it was uncertain at that time, following the change of a subsidiary’s tax registration district, that the taxable loss could be utilized at the previous period end date.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12            Profit attributable to shareholders

(a)
For the year ended December 31, 2007, profit attributable to shareholders includes current year profit of RMB8,714million (2006: RMB17,475million, 2005: RMB126million), which has been recognised in the financial statements of the Company.

(b)
The Company’s subsidiary, CNC China is registered as a foreign investment enterprise in the PRC. In accordance with the Articles of Association of CNC China, it is required to provide for certain statutory reserves, namely, general reserve and staff bonus and welfare fund, which are appropriated from profits after tax but before any dividend distribution.

CNC China is required to allocate at least 10% of their profit after tax determined under PRC GAAP to the general reserve fund until the cumulative amounts reach 50% of the registered capital.  The statutory reserve can only be used, upon obtaining approval from the relevant authority, to offset accumulated losses or increase capital.

Accordingly, CNC China appropriated approximately RMB 868 million to the general reserve fund for the year ended December 31, 2007 (2006: RMB855million, 2005: RMB1,044million).

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12           Profit attributable to shareholders (continued)

(c)
According to a PRC tax approval document issued by the Ministry of Finance and State Administration of Taxation to the Group, the Group’s upfront connection fees are not subject to EIT and an amount equal to the upfront connection fees recognised in the retained earnings should be transferred from retained earnings to a statutory reserve.  Up to December 31, 2007, the Company has made accumulated appropriation of RMB10,706 million to the statutory reserve (Up to December 31, 2006 : RMB9,189 million, up to December 31, 2005 : RMB 6,783million).

13            Profit distributions

	Year ended December 31
	2005		2006		2007
	HK$	RMB	HK$	RMB	HK$	RMB
	million	million	million	million	million	million

Final dividend proposed after balance sheet date of HK$ 0.592 per share (2006 : HK$0.553 per share, 2005:HK$0.466per share)	3,073	3,196	3,678	3,695	3,951	3,700
Dividend distributed during the year	245	259	3,073	3,196	3,678	3,600

In the meeting of the board of directors held on March 25, 2008, the directors proposed a final dividend of HK$ 0.592 per ordinary share for the year ended December 31, 2007.  Dividends proposed after the balance sheet date have not been reflected as a dividend payable and will be reflected as an appropriation in the 2008 financial statements.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14            Earnings per share

Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year.

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31
	2005	2006	2007
	(in RMB millions, except share and per share data)
	Restated	Restated
	Note 2	Note 2
Numerator:
Profit/ (loss) for the year

- Continuing operations	14,350	11,478	11,471
- Discontinued operations	(400)	1,487	624
	13,950	12,965	12,095
Denominator
Weighted average number of ordinary shares outstanding and shares used in computing basic earnings per share	6,593,529,000	6,615,520,381	6,657,045,212
Diluted equivalent shares arising from share options	34,112,723	51,955,496	80,583,956

Shares used in computing diluted earnings per share	6,627,641,723	6,667,475,877	6,737,629,168

Basic earnings/(loss) per share (RMB)
- Continuing operations	2.18	1.74	1.72

- Discontinued operations	(0.06)	0.22	0.09

- Profit for the year	2.12	1.96	1.81

Diluted earnings/(loss) per share (RMB)
- Continuing operations	2.17	1.72	1.70

- Discontinued operations	(0.06)	0.22	0.09

- Profit for the year	2.11	1.94	1.79

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15           Staff cost including directors’ remuneration

	Year ended December 31
	2005	2006	2007
	RMB million	RMB million	RMB million
	Restated	Restated
	Note 2	Note 2

Wages, salaries and welfare	10,554	10,504	10,778
Contributions to pensions	1,274	1,345	1,445
Early retirement benefits	2	-	-

Total	11,830	11,849	12,223

16              Cash and bank deposits

	Group
	As at December 31
	2006	2007
	RMB million	RMB million
	Restated
	Note 2
Cash and cash equivalents	7,623	5,304
Time deposits with original maturities over three months	105	91

Total cash and bank deposits	7,728	5,395

Effective interest rate of time deposits with original maturities over three months (% per annum)	0.72	0.72

Included in cash and bank deposits as of December 31, 2007 and 2006 are RMB denominated balances kept in the PRC amounting to RMB5,054 million and RMB5,782 million respectively. The conversion of RMB denominated balances into foreign currencies and the remittance of bank balances and cash out of the PRC are subject to the rules and regulation of foreign exchange control promulgated by the PRC government.

Included in the bank deposits were deposits in state-owned banks amounting to RMB4,958 million at December 31, 2007 (2006: RMB7,577 million). For the year ended December 31, 2007, interest income earned from these state-owned banks deposits amounted to RMB106 million (2006: RMB121 million; 2005: RMB124 million).

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17  Accounts receivable

Amounts due from the provision of fixed line telecommunications services to residential and business customers are due within 30 days from the date of billing. Residential customers who have accounts overdue by more than 90 days will in normal circumstances have their services disconnected. Accounts receivable from other telecommunications operators and customers are due generally between 30 to 90 days from the billing date.

The aging analysis of accounts receivable based on the billing date is as follows:

	As at December 31
	2006	2007
	RMB million	RMB million
	Restated
	Note 2

0-30 days	5,744	5,682
31-90 days	1,557	1,866
Over 90 days	2,326	2,308

Total	9,627	9,856

Less: Allowance for doubtful debts	(1,344)	(1,398)

Net carrying amounts	8,283	8,458

 The movement of allowance for doubtful debts is as follows:
	As at December 31
	2006	2007
	RMB million	RMB million
	Restated
	Note 2

Balance at beginning of year	1,654	1,344
Additional provisions	1,002	844
Less: Write-offs	(1,246)	(750)
Disposal of ANC Group	(66)	-
Disposal of Guangdong and Shanghai Branches	-	(40)

Balance at end of year	1,344	1,398

The carrying value of accounts receivable approximates their fair values based on cash flows discounted using market rate of 7.47% (December 31, 2006: 6.12%).

Included in the accounts receivable are amounts due from other state-owned telecommunication operators amounting to RMB833 million on December 31, 2007. (December 31, 2006: RMB1,079 million).

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18           Inventories and consumables

	As at December 31
	2006	2007
	RMB million	RMB million
	Restated
	Note 2

Telephone handsets and other customer end-products held for resale, at cost	155	125
Consumables, at cost	261	162

Total	416	287

19           Prepayments, other receivables and other current assets

	As at December 31
	2006	2007
	RMB	RMB
	million	million
	Restated
	Note 2

Prepaid expenses, deposits and other current assets	812	605
Other receivables	629	416

Total	1,441	1,021

The carrying value of other receivables approximates their fair values based on cash flows discounted using market rate of 7.47% (2006: 6.12%).

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20           Fixed assets
	Buildings	Telecommunications networks and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
	million	million	million	million

Cost / valuation:
Balance at January 1, 2006, as restated (Note 2)	27,149	280,301	19,796	327,246
Additions	52	755	639	1,446
Transferred from construction in progress	688	21,449	2,621	24,758
Disposals/write off	(6)	(1,947)	(524)	(2,477)
Disposal of ANC Group	(172)	(636)	(45)	(853)
Fixed assets revaluation deficit, net	-	(10,659)	(3,588)	(14,247)

Balance at December 31, 2006	27,711	289,263	18,899	335,873

Accumulated depreciation:
Balance at January 1, 2006, as restated (Note 2)	(6,215)	(142,639)	(9,628)	(158,482)
Depreciation charge for the year	(999)	(21,842)	(2,286)	(25,127)
Disposals/write off	4	1,315	424	1,743
Disposal of ANC Group	51	261	28	340
Fixed assets revaluation deficit, net	-	11,778	2,016	13,794

Balance at December 31, 2006	(7,159)	(151,127)	(9,446)	(167,732)

Net book value at December 31, 2006	20,552	138,136	9,453	168,141
Net book value at January 1, 2006, as restated (Note 2)	20,934	137,662	10,168	168,764

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
20           Fixed assets (continued)

	Buildings	Telecommunications networks and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
	million	million	million	million

Cost / valuation:
Balance at January 1, 2007	27,711	289,263	18,899	335,873
Additions	56	797	725	1,578
Transferred from construction in progress	971	15,540	2,595	19,106
Disposals/write off	(33)	(1,749)	(441)	(2,223)
Disposal of Guangdong and Shanghai Branches	(550)	(7,635)	(344)	(8,529)

Balance at December 31, 2007	28,155	296,216	21,434	345,805

Accumulated depreciation:
Balance at January 1, 2007	(7,159)	(151,127)	(9,446)	(167,732)
Depreciation charge for the year	(1,030)	(21,977)	(2,004)	(25,011)
Disposals/write off	16	1,337	395	1,748
Disposal of Guangdong and Shanghai Branches	134	1,867	137	2,138

Balance at December 31, 2007	(8,039)	(169,900)	(10,918)	(188,857)

Net book value at December 31, 2007	20,116	126,316	10,516	156,948
Net book value at January 1, 2007	20,552	138,136	9,453	168,141

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20     Fixed assets (continued)

 (a)     The net book value of assets held under finance lease is as follows:

	Buildings	Telecommunications networks and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
	million	million	million	million

As at December 31, 2007	-	217	2	219

As at December 31, 2006	-	2,000	62	2,062

The depreciation charge on assets held under finance lease amounted to RMB100 million in the year ended December 31, 2007 (2006: RMB351 million; 2005: RMB367 million).

 (b)     The analysis of the cost or revaluation of the fixed assets of the Group is as follows:

	Buildings	Telecommunications networks and equipment	Furniture, fixture, motor vehicles and other equipment	Total
	RMB	RMB	RMB	RMB
	million	million	million	million

December 31, 2007
Cost	28,155	-	-	28,155
Valuation	-	296,216	21,434	317,650

	28,155	296,216	21,434	345,805

December 31, 2006
Cost	27,711	-	-	27,711
Valuation	-	289,263	18,899	308,162

	27,711	289,263	18,899	335,873

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20           Fixed assets (continued)

(c)
As required by the PRC rules and regulations relevant to the Listing Reorganisation, each class of fixed assets other than lease prepayments for land and buildings as at December 31, 2003 was valued by Beijing China Enterprise Appraisal Co. Ltd. (the ‘‘PRC valuer’’), an independent valuer registered in the PRC, on a depreciated replacement cost basis. The value of such assets in the PRC injected into the Group was determined at RMB122,456 million. Such revalued amounts served as the tax base of the assets with immediate effect. The surplus on revaluation of certain fixed assets of RMB2,982 million was credited to the revaluation reserve while the deficit arising from the revaluation of certain fixed assets of RMB25,778 million was recognised as an expense for the year ended December 31, 2003.

For the Listing Reorganisation, valuations of the lease prepayments for land and buildings of the Group were also performed.  The surplus value of such assets was determined at RMB6,967 million. Such amounts served as the tax base for such assets with immediate effect. Details have been set out in Note 32(iii).

As required by the PRC rules and regulations relevant to the Acquisition of New Horizon, each class of fixed assets, other than lease prepayments for land and buildings in the PRC, acquired as at December 31, 2004, was valued by the PRC valuer, on a depreciated replacement cost basis. The value of such acquired assets in the PRC was determined at RMB42,879 million. Such amounts served as the tax base for such assets with immediate effect. The surplus on revaluation of certain fixed assets of RMB3,863 million was credited to the revaluation reserve while the deficit arising from the revaluation of certain fixed assets of RMB11,318 million was recognised as an expense for the year ended December 31, 2004.

For the Acquisition of New Horizon, valuations of the lease prepayments for land and buildings were also performed.  The surplus value of such assets was determined at RMB2,553 million. Such amounts served as the tax base for such assets with immediate effect. Details have been set out in Note 32(iii).

According to the Group’s accounting policies, each class of fixed assets of the Group other than buildings as at December 31, 2006 has been revalued by the PRC valuer on a depreciated replacement cost basis. The value of such fixed assets was determined at RMB147,573 million. The net deficit arising on the revaluation was RMB453 million, the net deficit was split between a credit to the revaluation reserve amounting to RMB1,071 million and an expense to the income statement of RMB1,524 million for that year.

The respective carrying amounts of the telecommunication networks and equipment and furniture, fixtures, motor vehicles and other equipment would have been RMB137,414 million and RMB12,382 million as at December 31, 2007 and RMB153,368 million and RMB11,651 million as at December 31, 2006 had they been stated at cost less accumulated depreciation.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21    Construction in progress

	As at December 31
	2006	2007
	RMB million	RMB million
	Restated
	Note 2

Balance at beginning of year	6,822	6,335
Additions	24,843	18,294
Transferred to fixed assets	(24,758)	(19,106)
Transferred to intangible assets	(572)	(399)
Disposal of Guangdong and Shanghai Branches	-	(1,134)

Balance at end of year	6,335	3,990

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22    Lease prepayment

	As at December 31
	2006	2007
	RMB million	RMB million

Lease prepayments for land (i)	2,046	2,183
Lease prepayments for network capacity (ii)	318	311

	2,364	2,494

     (i)  Lease prepayments for land

This represents land use rights held in the PRC and their net book value is analyzed as follows:

	As at December 31
	2006	2007
	RMB million	RMB million

Held for
Lease of between 10 to 50 years	2,024	2,162
Lease of less than 10 years	22	21

	2,046	2,183

       The movement of the lease prepayments for land is as follows:

	As at December 31
	2006	2007
	RMB million	RMB million

Balance at beginning of year	1,949	2,046
Additions	165	232
Amortization for the year	(68)	(87)
Disposal of Guangdong and Shanghai Branches	-	(8)

Balance at end of year	2,046	2,183

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22   Lease prepayment (continued)

  (ii)  Lease prepayments for network capacity

 The net book value is analyzed as follows:

	As at December 31
	2006	2007
	RMB million	RMB million

Held for Lease of between 10 to 50 years	318	311

Balance at end of year	318	311

The movement of the lease prepayments for network capacity is as follows:

	As at December 31
	2006	2007
	RMB million	RMB million

Balance at beginning of year	-	318
Additions	318	-
Amortization for the year	-	(7)

Balance at end of year	318	311

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23    Intangible assets

	Purchased software	Sponsorship fees	Others	Total
	RMB	RMB	RMB	RMB
	million	million	million	million

Cost:
Balance at January 1, 2006, as restated (Note 2)	1,919	540	3	2,462
Additions	95	-	-	95
Transferred from construction in progress	572	-	-	572
Disposals/write off	(692)	-	(3)	(695)

Balance at December 31, 2006	1,894	540	-	2,434

Accumulated amortisation:
Balance at January 1, 2006, as restated (Note 2)	(927)	(135)	(3)	(1,065)
Amortisation for the year	(338)	(135)	-	(473)
Disposals/write off	692	-	3	695

Balance at December 31, 2006	(573)	(270)	-	(843)

Net book value at January 1, 2006, as restated (Note 2)	992	405	-	1,397
Net book value at December 31, 2006	1,321	270	-	1,591

Cost:
Balance at January 1, 2007	1,894	540	-	2,434
Additions	150	-	-	150
Transferred from construction in progress	399	-	-	399
Disposals/write off	(73)	-	-	(73)
Disposal of Guangdong and Shanghai Branches	(75)	-	-	(75)

Balance at December 31, 2007	2,295	540	-	2,835

Accumulated amortisation:
Balance at January 1, 2007	(573)	(270)	-	(843)
Amortisation for the year	(394)	(135)	-	(529)
Disposals/write off	69	-	-	69
Disposal of Guangdong and Shanghai Branches	20	-	-	20

Balance at December 31, 2007	(878)	(405)	-	(1,283)

Net book value at January 1, 2007	1,321	270	-	1,591

Net book value at December 31, 2007	1,417	135	-	1,552

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24    Other non-current assets

	As at December 31
	2006	2007
	RMB million	RMB million

Installation costs	3,525	2,847
Others	441	396

	3,966	3,243

25    Discontinued operations

On January 15, 2007, CNC China, entered into an assets transfer agreement with it’s ultimate holding Company, China Netcom Group. Pursuant to the agreement, CNC China agreed to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong Province and Shanghai Municipality branches. The disposal was completed on February 28, 2007. The gain on disposal amounted to RMB626million. The results and cash flows of Guangdong and Shanghai Branches for the year ended December 31, 2007, 2006 and 2005 are presented as discontinued operations.

On June, 2, 2006, the Group entered into an agreement with third party buyers to dispose of its entire interest in the ANC Group for an aggregate cash consideration of US$168.84 million, or equivalent of RMB1,343.71 million. The disposal was completed on August 22, 2006. The gain on disposal amounted to RMB1,878 million. The results and cash flows of the ANC Group for the year ended December 31, 2006 and 2005 are presented as discontinued operations.

The income statements and cash flow statements related to discontinued operations are as follows:

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25  Discontinued operations (continued)

	Disposal of Guangdong & Shanghai Branches			Disposal of ANC Group			Total
	For the year ended December 31, 2005	For the year ended December 31, 2006	For the period from January 1, 2007 to February 28, 2007	For the year ended December 31, 2005	For the period from January 1, 2006 to August 22, 2006	For the year ended December 31, 2007	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2007
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million	million

Discontinued operations
Revenues	2,120	3,222	615	1,371	980	-	3,491	4,202	615
Expenses	(2,379)	(3,717)	(618)	(1,598)	(1,038)	-	(3,977)	(4,755)	(618)
						-
Loss before taxation of discontinued operations	(259)	(495)	(3)	(227)	(58)	-	(486)	(553)	(3)
						-
Taxation	85	163	1	1	(1)	-	86	162	1
						-
Loss for the period of discontinued operations	(174)	(332)	(2)	(226)	(59)	-	(400)	(391)	(2)
						-
Gain on disposal of discontinued operations before taxation	-	-	927	-	1,878	-	-	1,878	927

Taxation	-	-	(301)	-	-	-	-	-	(301)

Gain on discontinued operations after taxation	-	-	626	-	1,878	-	-	1,878	626

Profit/(loss）for the period/year from discontinued operations	(174)	(332)	624	(226)	1,819	-	(400)	1,487	624

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25  Discontinued operations (continued)

	Disposal of Guangdong & Shanghai Branches			Disposal of ANC Group			Total
	For the year ended December 31, 2005	For the year ended December 31, 2006	For the period from January 1, 2007 to February 28, 2007	For the year ended December 31, 2005	For the period from January 1, 2006 to August 22, 2006	For the year ended December 31, 2007	For the year ended December 31, 2005	For the year ended December 31, 2006	For the year ended December 31, 2007
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million	million

Discontinued operations
Net cash inflow from operating activities	1,270	1,902	388	74	183	-	1,344	2,085	388

Cash outflow from investing activities	(1,272)	(1,903)	(374)	(312)	(182)	-	(1,584)	(2,085)	(374)
Cash inflow from disposal of discontinued operations	-	-	3,477	-	1,164	-	-	1,164	3,477
Net cash inflow/(outflow) from investing activities	(1,272)	(1,903)	3,103	(312)	982	-	(1,584)	(921)	3,103

Net cash inflow from financing activities	-	-	-	108	-	-	108	-	-

Cash flow from discontinued operations	(2)	(1)	3,491	(130)	1,165	-	(132)	1,164	3,491

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26    Accounts payable

	As at December 31
	2006	2007
	RMB million	RMB million
	Restated
	Note 2

0-30 days	5,763	6,214
31-60 days	2,236	1,462
61-90 days	1,449	1,266
91-180 days	2,990	2,251
Over 180 days	5,223	4,446

Total	17,661	15,639

Included in accounts payable are amounts due to other state-owned telecommunications operators amounting to RMB23 million on December 31, 2007 (2006: RMB97 million).

27    Accruals and other payables

	Group
	As at December 31
	2006	2007
	RMB million	RMB million
	Restated
	Note 2
Interest payable	106	441
Payroll payable	588	493
Accruals and other payables	2,380	2,016

Total	3,074	2,950

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28           Bank and other loans

(a)	(i)	CNC China issued two lots of RMB10 billion unsecured commercial paper with repayment periods of 1 year and 270 days on April 30, 2007 and September 18, 2007 in the PRC capital market respectively. The effective interest rates are 3.34% and 3.93% respectively. The aggregated net cash proceeds raised in these exercises is RMB20 billion.

The book value of above said commercial paper approximates fair value which derives from discounted cash flow at 3.93%.

On July 20, 2006, the Group issued RMB10 billion one-year non-interest bearing unsecured commercial paper in the PRC capital market and raised net cash proceeds of RMB9,676 million from this exercise. The commercial paper is interest bearing at effective rate of 3.35%. The commercial paper was fully repaid on July 24, 2007.

	(ii)	The short term bank loans on December 31, 2007 were unsecured and comprise:

		As at December 31
Currency	Interest rate and final maturity	2006	2007
		RMB million	RMB million

RMB denominated	Interest rates ranging from 4.86% to 6.72% per annum with maturity through December 11, 2008	30,980	11,850

The carrying values of short term bank loans approximate their fair values which are based on cash flows discounted using market rate of 4.86%-6.72% (December 31, 2006: 4.86%-5.51%).

Included in the short-term bank loans were loans from state-owned banks amounting to RMB11,140 million as at December 31, 2007 (December 31, 2006: RMB29,700 million).

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28    Bank and other loans (continued)

(b)                 The Group’s long term bank and other loans comprise:

		As at December 31
	Note	2006	2007
		RMB million	RMB million

Long term bank loans	(i)	29,560	19,645
Finance lease obligations	(ii)	963	102

		30,523	19,747

Less: Current portion		(7,304)	(5,322)

		23,219	14,425

The carrying values of the current portion of long term bank loans approximate their fair values which are based on cash flows discounted using market rate of 7.47% (December 31, 2006: 6.12%).

Included in the long term bank loans were loans from state-owned banks amounting to RMB19,645 million as at December 31, 2007 (2006: RMB29,560 million).

   (i)         Long term bank loans

	As at December 31
	2006	2007
	RMB million	RMB million

Loans
Unsecured	29,220	19,433
Secured	340	212

Total	29,560	19,645

Less: Current portion	(6,446)	(5,220)

Long term loans	23,114	14,425

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28    Bank and other loans (continued)

(b)                The Group’s long term bank and other loans comprise (continued):

(i)	Long term bank loans (continued)

The Group’s long term bank loans were repayable as follows:

	As at December 31
	2006	2007
	RMB million	RMB million

Within one year	6,446	5,220
In the second year	6,491	9,671
In the third to fifth year, inclusive	9,723	1,952
After the fifth year	6,900	2,802

	29,560	19,645

		As at December 31
Currency	Interest rate and final maturity	2006	2007
		RMB million	RMB million
Bank loan

Renminbi denominated	Interest rates ranging from 2.40% to 10.08% per annum with maturity through December 20, 2019	28,128	18,399

US Dollar denominated	Interest rates ranging from 1.25% to 6.44% per annum with maturity through October 31, 2039	721	588

Japanese Yen denominated	Interest rate is 2.12% per annum with maturity through January 7, 2014	276	234

Euro denominated	Interest rates ranging from 0.50% to 7.35% per annum with maturity through March 15, 2034	435	415

Hong Kong Dollar denominated	Interest rates is 3.75% per annum with maturity through December 31, 2010	-	9
		29,560	19,645

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28    Bank and other loans (continued)

(b)  The Group’s long term bank and other loans comprise (continued):

(i)	Long term bank loans (continued)

As at December 31, 2007, bank loans of RMB212 million (December 31, 2006: RMB340 million) were secured by the following:

•	Corporate guarantees granted by China Netcom Group to the extent of RMB49 million (December 31, 2006: RMB65 million); and

•	Corporate guarantees granted by third parties to the extent of RMB163 million (December 31, 2006: RMB275 million).

(ii)	Finance lease obligations

	As at December 31
	2006	2007
	RMB million	RMB million

Obligation under finance leases	963	102
Less: current portion	(858)	(102)
	105	-

The accumulated finance lease obligation payable to the related parties as at December 31, 2007 amounted to RMB102 million. (2006: RMB963 million).

The interest rates charged on finance lease are ranging from 5.18% to 5.7% with maturity through December 8, 2008 (2006: 2.68% to 6.83% with maturity through December 8, 2008)

The Group’s liabilities under finance leases are analysed as follows:

	As at December 31
	2006	2007
	RMB million	RMB million

Within one year	888	105
In the second year	106	-
	994	105

Less: future finance charges on finance leases	(31)	(3)

Present value of finance lease liabilities	963	102

The present value of finance lease liabilities is as follows:

Within one year	858	102
In the second year	105	-
	963	102

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28           Bank and other loans (continued)

(c)	Corporate bonds

On June 8, 2007, the Group issued RMB2 billion ten-year corporate bonds, bearing interest at 4.5% per annum. The corporate bonds are secured by a corporate guarantee granted by Bank of China Limited.

(d)	The fair value of the Group’s non-current portion of long term bank and other loans at December 31, 2007 and 2006 were as follows:

	As at December 31
	2006	2007
	RMB million	RMB million

Long term bank loans	21,209	12,320
Finance lease obligations	85	-
	21,294	12,320

The fair value is based on cash flows discounted using rates based on the market rates ranging from 3.25% to 7.05% (December 31, 2006: 3.75% to 8.33%).

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29           Amount due from/(to) holding companies and fellow subsidiaries

		As at December 31
	Note	2006	2007
		RMB million	RMB million
		Restated
		Note 2
Current:

Due from ultimate holding company	(a)	174	245
Due from intermediate holding companies	(a)	3	6
Due from fellow subsidiaries	(a)	181	96

Total		358	347

Due to ultimate holding company
-Deferred consideration	(b)	1,960	1,960
-Others	(a)	3,282	1,371
Due to fellow subsidiaries	(a)	2,263	1,267

Total		7,505	4,598

Non-current：
Due to ultimate holding company
-Deferred consideration	(b)	5,880	3,920
Due to intermediate holding companies	(c)	-	78
Due to fellow subsidiaries	(c)	-	2,171

Total		5,880	6,169

Note:
(a)	These are interest free, unsecured and have no fixed terms of repayment.
(b)
Balance represents the deferred payments arising from the Acquisition of New Horizon outstanding at year end. The balance is charged at interest rate of 5.265 % per annum with final maturity through June 30, 2010. The deferred payment is analysed as follows:

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29           Amount due from/(to) holding companies and fellow subsidiaries (continued)

	As at December 31
	2006	2007
	RMB million	RMB million

Within one year	1,960	1,960
In the second year	1,960	1,960
In the third to fifth year, inclusive	3,920	1,960

Total	7,840	5,880

(c)	The balances bear interest rates ranged from 3.0% to 3.8% per annum, unsecured and have repayment terms of 3 years. The fair value of the balances is RMB1,918 million

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30  Deferred revenues

	As at December 31
	2006	2007
	RMB million	RMB million
Balance at beginning of year：
-upfront connection fees	5,505	3,099
-upfront installation fees	6,769	5,767
-advances from network capacity sales	2,354	-
-prepaid telephony services	4,272	5,065
-others	-	-

	18,900	13,931

Additions for the year：
-upfront connection fees	-	-
-upfront installation fees	357	226
-advances from network capacity sales	236	-
-prepaid telephony services	30,360	31,749
-others	-	86

	30,953	32,061

Reductions for the year：
-upfront connection fees	(2,406)	(1,517)
-upfront installation fees	(1,359)	(1,279)
-advances from network capacity sales	(2,590)	-
-prepaid telephony services	(29,567)	(31,777)
-others	-	(2)

	(35,922)	(34,575)

Included: Disposal of discontinued operations
-advances from network capacity sales	(2,450)	-
-prepaid telephony services	(144)	(183)

	(2,594)	(183)

Balance at end of year：
- upfront connection fees	3,099	1,582
- upfront installation fees	5,767	4,714
- advances from network capacity sales	-	-
- prepaid telephony services	5,065	5,037
-others	-	84
	13,931	11,417

Representing:
- Current portion	7,733	7,103
- Non-current portion	6,198	4,314
	13,931	11,417

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31           Provisions

	Early retirement benefits	One-off cash housing subsidies	Total
	RMB million	RMB million	RMB million
	Note b	Note a & b

As at January 1, 2007	3,137	3,185	6,322
Additional provisions	-	-	-
Payments during the year	(605)	(329)	(934)

As at December 31, 2007	2,532	2,856	5,388

Analysis of total provisions:
-Current portion	525	2,856	3,381
-Non-current portion	2,007	-	2,007

	2,532	2,856	5,388

As at January 1, 2006	3,763	3,440	7,203
Payments during the year	(626)	(255)	(881)

At December 31, 2006	3,137	3,185	6,322

Analysis of total provisions:
-Current portion	551	3,185	3,736
-Non-current portion	2,586	-	2,586

	3,137	3,185	6,322

(a)
  Certain staff quarters, prior to 1998, have been sold to the Group’s employees at preferential prices, subject to a number of eligibility requirements. In 1998, the State Council issued a circular which stipulated that the sale of quarters to employees at preferential prices should be terminated. In 2000, the State Council issued a further circular stating that cash subsidies should be made to certain eligible employees following the withdrawal of the allocation of staff quarters. However, the specific timetable and procedures for the implementation of these policies were to be determined by individual provincial or municipal government based on the particular situation of the provinces or municipality.

Based on the relevant detailed local government regulations promulgated, certain entities within the Group have adopted cash housing subsidy plans. In accordance with these plans, for those eligible employees who had not been allocated with quarters or who had not been allocated with quarters up to the prescribed standards before the discounted sales of quarters were terminated, the Group is required to pay them one-off cash housing subsidies based on their years of service, positions and other criteria. Based on the available information, the Group estimated the required provision for these cash housing subsidies amounting to RMB4,142 million, which was charged to the income statement in the year ended December 31, 2000 (the year in which the Council circular in respect of cash subsidies was issued).

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31           Provisions (continued)

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

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32           Deferred taxation

 Movements of the deferred tax assets and liabilities are as follows:

		Recognised in income statement
	Balance at December 31 2006	Discontinued operations -Disposed Guangdong & Shanghai Branches	Continuing operations Note 11	Change in statutory tax rate Note 11	Change in statutory Tax rate and recognised in equity Note11	Disposal of Guangdong and Shanghai Branches	Balance at December 31 2007
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
	Restated
	Note 2

Deferred tax assets：
Deferred revenue, primarily advances from customers	127	-	(11)	(24)	-	-	92
Temporary differences from allowance for doubtful debts	314	(5)	73	(38)	-	(13)	331
Unrecognised revaluation surplus/(deficit)	2,810	-	(104)	-	(664)	20	2,062
Others	208	-	53	(49)	-	(4)	208

Balance at end of year	3,459	(5)	11	(111)	(664)	3	2,693

Deferred tax liabilities：
Interest capitalized	(789)	-	109	168	-	-	(512)
Fixed assets depreciation	(301)	-	(55)	(15)	111	(28)	(288)
Others	(66)	-	1	9	-	-	(56)

Balance at end of year	(1,156)	-	55	162	111	(28)	(856)

The amounts in the consolidated balance sheet are as follows:
Deferred tax assets to be recovered after more than 12 months	2,860						2,038
Deferred tax liabilities to be settled after more than 12 months	(1,014)						(740)

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Recognised in Income Statement
	Balance at December 31 2005	Discontinued operations	Continuing operations	Balance Recognised in Equity	Balance at December 31 2006
	RMB million	RMB million	RMB million	RMB million	RMB million
	Restated				Restated
	Note 2				Note 2

Deferred tax assets：
Deferred revenue, primarily advances from customers	170	-	(43)	-	127
Temporary differences from allowance for doubtful debts	350	(4)	(32)	-	314
Unrecognised revaluation surplus and deficit (Note iii)	2,861	2	(53)	-	2,810
Others	99	4	105	-	208

Balance at end of year	3,480	2	(23)	-	3,459

Deferred tax liabilities：
Interest capitalized	(1,261)	-	472	-	(789)
Revaluation surplus/deficit of fixed assets (Note i)	-	62	(10)	(353)	(301)
Others	(63)	-	(3)	-	(66)

Balance at end of year	(1,324)	62	459	(353)	(1,156)

The amounts in the consolidated balance sheet are as follows:
Deferred tax assets to be recovered after more than 12 months	2,906				2,860
Deferred tax liabilities to be settled after more than 12 months	(1,190)				(1,014)

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32   Deferred taxation (continued)

Notes:

(i)
According to the Group’s accounting policy as set out in note 4(k), the fixed assets other than the lease prepayments for land and buildings of the Group were revalued by the PRC valuer on a depreciated replacement cost basis on December 31, 2006, as disclosed in note 20. The revalued amounts are not used to determine the tax bases of these assets in the future years. Accordingly, the Group’s deferred tax liabilities on the balance sheet as at December 31, 2006,  decreased by RMB150million. The net reduction comprised RMB353 million, being the deferred tax liabilities originated from the revaluation surplus of fixed assets which was debited to revaluation reserves, offset by RMB503 million, being the deferred tax assets originated from the revaluation deficit of fixed assets which was credited to the income statement for the year ended December 31, 2006.

(ii)
In connection with the Listing Reorganisation and the Acquisition of New Horizon, certain of the Group’s telecommunication networks and equipment and furniture, fixtures, motor vehicles and other equipment were revalued as at December 31, 2003 and 2004. Such revalued amounts determine the tax bases for these assets for future years. In addition, except for the item described in Note (iii) below, the tax bases of certain assets and liabilities have been adjusted to the revalued amounts incorporated as the carrying values in the balance sheet.

In connection with the Acquisition of New Horizon, the Group’s net deferred tax assets were subsequently reduced by RMB1,077 million, and this decrease was recorded as a debit to owners’ equity upon the date of the Reorganisation on June 30, 2005. The RMB1,077 million deduction comprises RMB1,097 million, being deferred tax liabilities originating from the revaluation surplus of fixed assets recorded and credited to revaluation reserves offset by RMB2,174 million deferred tax assets debited to retained earnings.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
32   Deferred taxation (continued)

Notes:

(iii)
In addition, in order to determine the tax bases used for future years after the Listing Reorganisation and the Acquisition of New Horizon, the Group’s prepayments for the leasehold land and buildings were revalued for PRC tax purposes as at December 31, 2003 and 2004. However, the resulting revaluations of the prepayments for the leasehold land and buildings were not incorporated into the consolidated financial statements. As a result, deferred tax assets were subsequently recorded with corresponding increases in owners’ equity upon the Listing Reorganisation on June 30, 2004 and the Acquisition of New Horizon on June 30, 2005. In the opinion of the directors, it is more likely than not that the Group will realize the benefits of the deferred tax asset after making reference to the historical taxable income of the Group. The amount is to be transferred to retained earnings upon the corresponding realization of the underlying deferred tax assets.

During the Listing Reorganisation, the leasehold land and buildings had a net surplus on revaluation of RMB6,967 million as at December 31, 2003. As explained in the preceding paragraph, a deferred tax asset of RMB2,355 million was subsequently recorded with a corresponding increase in owner’s equity upon the Listing Reorganisation on June 30, 2004.

During the Acquisition of New Horizon, the leasehold land and buildings had a net surplus on revaluation of RMB2,553 million as at December 31, 2005. As explained above, a deferred tax asset of RMB843 million was subsequently recorded with a corresponding increase in owner’s equity upon the Acquisition on June 30, 2005.

The amount of transfer to retained earnings from unrecognised revaluation surplus and deficit for the year ended December 31, 2007 was RMB104 million. (2006: RMB51 million; 2005: RMB96 million).

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33           Share capital

	Authorized
	Ordinary shares of US$0.04 each			Convertible preference shares of US$0.04 each			Total
	No of shares	US$	RMB Million	No of shares	US$	RMB Million	US$	RMB Million
As at January 1, 2006, 2007 and December 31, 2007	25,000,000,000	1,000,000,000	8,277	7,741,782	309,671	3	1,000,309,671	8,280

	Issued
	Ordinary shares of US$0.04 each			Convertible preference shares of US$0.04 each			Total
	No of shares	US$	RMB million	No of shares	US$	RMB Million	US$	RMB Million
As at January 1, 2006	6,593,529,000	263,741,160	2,181	-	-	-	263,741,160	2,181

Exercise of share options(Note)	57,114,500	2,284,580	18	-	-	-	2,284,580	18

As at December 31, 2006	6,650,643,500	266,025,740	2,199	-	-	-	266,025,740	2,199

As at January 1, 2007	6,650,643,500	266,025,740	2,199	-	-	-	266,025,740	2,199

Exercise of share options(Note)	23,684,900	947,396	7	-	-	-	947,396	7

As at December 31, 2007	6,674,328,400	266,973,136	2,206	-	-	-	266,973,136	2,206

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33           Share capital (continued)

Note:

The Group issued new shares for the options exercised during this period. During the year ended December 31, 2007, the Company issued 16,231,400 shares (2006: 57,114,500 shares) upon exercise of options by participants in the First Grant Share Option Scheme, and issued 7,453,500 shares (2006: 0 shares) upon exercise of options by participants in the Second Grant Share Option Scheme. The total consideration received amounted to RMB 219 million and the portion that exceeds the nominal value of the shares issued was recorded as share premium of the Company.

34           Share option scheme

A share option scheme was approved pursuant to a shareholders’ resolution on September 30, 2004 (“Share Option Scheme”). Share options are granted to directors of the Company and to certain employees of the Group at the directors’ discretion. Share options can be exercised at least 18 months from the later of the date of grant or the date of the listing of the shares of the Company on the Hong Kong Stock Exchange and subject to certain vesting restrictions on timing.

On October 22, 2004, 158,640,000 share options with an exercise price of HK$8.40 each were granted to the directors of the Company and certain employees of the Group (the “First Grant”).

Pursuant to the Company’s share option plan, the Company granted 158,640,000 options to certain of its directors and employees, immediately prior to the closing of its global offering, to subscribe for its ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. The First Grant has an exercise period of six years from the date of grant. The grantees can exercise 40 percent of the options granted from May 17, 2006, and a further 20 percent of the options granted from May 17, 2007. All unexercised share options will expire on November 16, 2010.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34           Share option scheme (continued)

On December 6, 2005, the board of directors approved the grant of 79,320,000 shares of share options to certain management personnel and other professional personnel designated by the Compensation Committee of the newly acquired four northern provinces/autonomous region (“Second Grant”). The grantees can exercise 40% of the option granted from December 6, 2007, and all unexercised share options will be expired on December 5, 2011.

The grant date fair value of the share options granted in the First Grant is determined by the Black-Scholes model based on the following assumptions: expected dividend pay-out ratio of 35%, expected vesting period of 5 years, expected volatility rate of 23.6% and risk-free interest rate of 4.3%. The weighted average fair value of the share options on grant date was determined as HK$ 1.22 per share (RMB1.28 per share). The grant date fair value of the share options granted in the Second Grant is determined by the Black-Scholes model based on the following assumptions: expected dividend pay-out ratio of 35%, expected vesting period of 4 years, expected volatility rate of 21.46% and risk-free interest rate of 4.3%. The weighted average fair value of the share option on grant date was determined as HK$1.28 per share (RMB1.34 per share). The model that decided the weighted average fair value of the share options and the assumptions mentioned above are subjective, and the changes of these subjective assumptions could affect the weighted average fair value of the share option. Therefore, Black-Scholes model may not reliably calculate the weighted average fair value of the share options.

Modifications to certain clauses of the share options schemes already granted were approved on May 16, 2006, pursuant to a resolution of the Extraordinary General Meeting. The modifications were mainly related to eligibility of the participants, number of options and exercise vesting schedules, rights upon cessation of employment, death and loss of capacity, performance targets, and cancellation of options. The modifications did not have significant impact to the financial statements.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	Share option scheme (continued)

The movement of the share options granted during the year is summarized as follows:

	No. of share options

	As at January 1 2006	Granted	Exercised	Lapsed and forfeited	As at December 31, 2006	Exercise price HK$	Weighted average closing price per share at respective days immediately before the exercises of options HK$	No. of share option exercisable as at December 31 2006
First Grant	156,703,000	-	57,114,500	1,975,800	97,612,700	8.40	14.46	5,670,084
Second Grant	79,320,000	-	-	285,800	79,034,200	12.45	-	-

Total	236,023,000	-	57,114,500	2,261,600	176,646,900			5,670,084

	No. of share options

	As at January 1 2007	Granted	Exercised	Lapsed and forfeited	As at December 31, 2007	Exercise price HK$	Weighted average closing price per share at respective days immediately before the exercises of options HK$	No. of share option exercisable as at December 31 2007
First Grant	97,612,700	-	16,231,400	2,117,440	79,263,860	8.40	22.23	20,728,290
Second Grant	79,034,200	-	7,453,500	-	71,580,700	12.45	23.92	24,490,320

Total	176,646,900		23,684,900	2,117,440	150,844,560			45,218,610

The company uses historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest.

The compensation cost recognised in staff cost during the year ended December 31, 2007 was RMB 59 million (For year ended December 31, 2006: RMB 75 million; For year ended December 31, 2005: RMB 104 million). As at December 31, 2007, there was RMB47 million (As at December 31, 2006, there was RMB106 million) of unrecognised compensation cost, adjusted for estimated forfeitures, related to non-vested share-based awards granted to the Company's employees. This cost is expected to be recognised over a weighted-average period of 1.31 years. Total unrecognised compensation cost may be adjusted for future changes in estimated forfeitures.

There were no capitalised share-based compensation costs during the year ended December 31, 2007 and 2006.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34	Share option scheme (continued)

The intrinsic value for the options exercised amounted to HK$ 656 million and was calculated as the difference between the market value on the date of exercise and the exercise price of the shares. The intrinsic value of options outstanding as of December 31, 2007 amounted to HK$ 1,980 million (December 31, 2006: HK$1,879 million), which was calculated as the difference between the closing stock price as of December 31, 2007 and the exercise price of the share options.

The weighted average remaining contractual life for outstanding options, vested and expected to vest or exercisable options as of December 31, 2007 were 3.38 years and 3.45 years (as of December 31, 2006 was 4.35 years and 3.88 years), respectively.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35           Consolidated cash flow statements

(a)	Reconciliation of profit before taxation to net cash flows generated from the operating activities of continuing operation.

	Year ended December 31st
	2005	2006	2007
	RMB million	RMB million	RMB million
	Restated	Restated
	Note 2	Note 2
Profit before taxation	17,876	15,205	15,267
Depreciation of fixed assets and amortization of intangible assets	24,317	24,845	25,402
Lease prepayments for land	37	68	52
Lease prepayments for network capacity	-	-	6
Deferred costs charged to the income statements	2,444	996	876
Deficit on revaluation of fixed assets	-	1,335	-
Bad and doubtful debts	1,097	1,003	868
Loss/(gain) on disposal of fixed assets	364	432	(357)
Share-based compensation	104	75	59
Other income	-	(621)	(1,221)
Dividend income	(29)	-	-
Interest income	(133)	(136)	(113)
Interest expense	3,556	3,757	3,162
Foreign exchange net (gain)/loss	(229)	(8)	25

Changes in working capital
Increase in accounts receivable	(1,578)	(1,944)	(1,357)
Decrease in inventories and consumables	743	56	120
Decrease in prepayments, other receivables and other current assets	781	229	142
Increase in other non-current assets	(529)	(339)	(201)
(Decrease)/increase in accounts payable	(3,494)	1,142	1,285
Decrease in accruals and other payables	(1,954)	(4,308)	(2,384)
Increase in deferred revenues	(4,070)	(2,631)	(2,322)

Net cash inflow generated from operating activities of continuing operation	39,303	39,156	39,309

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35  Cosolidated cash flow statements (continued)

(b)	Major non-cash transactions

During 2005, the Group paid RMB3,000 million as part of the total consideration for the Acquisition of the New Horizon. The remaining balance of RMB9,800 million was recognised as a deferred payment and is included in amounts due to the ultimate holding company. During the year ended December 31, 2007, payments made in respect of the purchase were RMB1,960 million, the unpaid balance at December 31, 2007 was RMB5,880 million.

In 2007, the Group replaced copper cables in some network infrastructure with optical fibers and related equipments. Some of this replacement was done through non-monetary assets exchange with suppliers, which it exchanged optical fibers and related equipments for the Group’s own copper cables. The cost of the assets received was recorded at the fair value of asset surrendered. In 2007, the net book value and fair value of copper cables surrendered were RMB 182 million and RMB 568 million respectively. A gain on the non-monetary assets exchange of RMB 386 million is recognised in the current year income statement.

(c)	Net investment gain from disposal of Guangdong and Shanghai Branches and ANC Group

On January 15, 2007, CNC China entered into an assets transfer agreement with its ultimate holding Company, China Netcom Group. Pursuant to the agreement, CNC China agreed to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong Province and Shanghai Municipality branches. The disposal was completed on February 28, 2007. The net assets of Guangdong and Shanghai Branches as at the completion date are listed below.

On June 2, 2006, the Group entered into an agreement to dispose of its entire interest in the ANC Group for a consideration of US$168.84 million. The disposal was completed on August 22, 2006.   At the completion date, the net liabilities of the disposed ANC Group are listed below.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35  Consolidated cash flow statements (continued)

	Disposal of ANC Group	Disposal of Guangdong and Shanghai Branches
	As at August 22, 2006	As at February 28, 2007
	RMB	RMB
	million	million

Net assets/(liabilities) disposed of (excluding the cash and cash equivalents) :
Accounts receivable and other current assets	504	416
Fixed assets and other non-current assets	1,997	7,630
Current portion of deferred income	(308)	(183)
Accounts payable and other current liabilities	(592)	(2,046)
Non-current portion of deferred income	(2,286)	-
Long-term loans	-	(3,000)
Other liabilities	-	(267)
Exchange differences realized	(29)	-
	(714)	2,550

Gain on disposal recognised in the income statement	1,878	927

Net cash inflow from disposal of ANC Group/Guangdong and Shanghai Branches	1,164	3,477

Analysis of cash inflow from disposal of ANC Group/Guangdong and Shanghai Branches
Cash consideration	1,344	3,500
Less : Cash and cash equivalents of Disposed ANC Group/Guangdong and Shanghai Branches	(180)	(23)

Net cash inflow	1,164	3,477

36  Banking facilities

As at December 31, 2007 and 2006, the utilized and unutilized banking facilities are as follows:

	As at December 31
	2006	2007
	RMB million	RMB million

Amount utilized	60,541	31,495

Amount unutilized	115,588	106,824

Aggregate banking facilities	176,129	138,319

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

37           Commitments

(a)	Capital commitments

	As at December 31
	2006	2007
	RMB	RMB
	million	million

Contracted but not provided for
-Leasehold land and buildings	26	10
-Telecommunication networks and equipment	2,502	530
-Others	5	9

Total	2,533	549

Authorized but not contracted for
-Leasehold land and buildings	-	21
-Telecommunication networks and equipment	300	106
-Others	-	1

	300	128

(b)	Operating lease commitments

The Group has future minimum lease payments under non-cancelable operating leases in respect of premises and equipment as follows:

	As at December 31
	2006	2007
	RMB	RMB
	million	million

Not later than one year	734	579
Later than one year and not later than five years	1,102	1,134
Later than five years	517	291

Total	2,353	2,004

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38            Related party transactions

All state-controlled enterprises, their subsidiaries, their key management and their close family, and their employees represent related parties of the Group as defined by HKAS 24.  China Netcom Group, the Group’s parent company, is a state-controlled enterprise directly controlled by the PRC government which controls different state-owned enterprises driving the economy of the PRC. The Group is the dominant fixed line telecommunications service provider in northern China by virtue of its historical monopoly over these services. As a result, the Group has extensive transactions including sales and purchases of services, goods and fixed assets, leasing of assets and banking transactions with other state-owned parties in its ordinary course of business. These transactions are carried out at terms similar to those obtained by other state-owned parties and have been reflected in the financial statements.

The Group’s operations are subject to the supervision of and regulation by the PRC Government.  The Ministry of Information Industry (MII), pursuant to the authority delegated by the PRC’s State Council, is responsible for formulating the policies and regulations for the telecommunications industry in China, including granting licenses, allocating frequency spectrum, formulating interconnection and settlement arrangements between telecommunications operators, enforcing industry regulations and reviewing tariffs for domestic services. Other PRC governmental authorities also regulate tariff policies, capital investment and foreign investment in the telecommunications industry.

As a state-owned telecommunications operator, the Group has extensive transactions with other state-owned telecommunications operators in its ordinary course of business.  These transactions are carried out in accordance with the rules and regulations stipulated by the MII of the PRC Government and disclosed below.

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

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38   Related party transactions (continued)

		For the year ended December 31
		2005	2006	2007
	Notes	RMB million	RMB million	RMB million
		Restated	Restated
		Note 2	Note 2
Emolument of key management
- salaries and welfare and contributions to retirement scheme	(i)	23	13	13

Interconnection fees
- from fellow subsidiaries	(iv)(b)	251	381	602
- from other state-owned telecommunications operators	(iv)(b)	6,442	6,726	6,333

Subtotal		6,693	7,107	6,935

Interconnection charges
- to fellow subsidiaries	(iv)(b)	611	820	687
- to other state-owned telecommunications operators	(iv)(b)	1,475	1,758	1,595

Subtotal		2,086	2,578	2,282

Rental income from properties leased to fellow subsidiaries	(iv)(a),(iv)(c)	-	2	1

Purchase of materials
- from fellow subsidiaries	(iv)(a),(iv)(c)	1,298	1,170	569
- from other related companies	(iv)(a),(iv)(c)	231	122	99

Subtotal		1,529	1,292	668

Receipt of engineering, project planning, design, construction and information technology services
- from fellow subsidiaries	(iv)(a),(iv)(b)	2,236	2,084	1,629
- from other related companies	(iv)(a),(iv)(b)	413	368	317

Subtotal		2,649	2,452	1,946

Provision of engineering, project planning, design, construction and information technology services
- from other state-owned telecommunications operators	(iv)(a)	47	45	54

Ancillary telecommunications support services
- from fellow subsidiaries	(v),(iv)(a)	435	350	373
- from other related companies	(v),(iv)(a)	51	58	75

Subtotal		486	408	448

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38   Related party transactions (continued)

		For the year ended December 31
		2005	2006	2007
	Notes	RMB million	RMB million	RMB million
		Restated	Restated
		Note 2	Note 2
Payment of operating lease rentals of premises
- to fellow subsidiaries	(iv)(a),(iv)(c)	655	680	636

Property sub-lease rentals to fellow subsidiaries	(iv)(a),(iv)(c)	15	15	11

Common corporate services income from ultimate holding company	(vi)	89	121	125

Common corporate services expenditure paid to ultimate holding company	(vi)	279	448	477

Support services received
- from ultimate holding company	(vii),(iv)(a)	2	2	-
- from fellow subsidiaries	(vii),(iv)(a)	888	712	496
- from other related companies	(vii),(iv)(a)	264	23	40

Subtotal		1,154	737	536

Telecommunications rental income from other state-owned telecommunications operators	(iv)(b)	1,271	1,327	723

Payment for lease of Telecommunications facility
- to ultimate holding company	(viii)	85	75	66
- to fellow subsidiaries	(viii)	215	307	243

Subtotal		300	382	309

Payment for purchase of long-term telecommunications capacity to fellow subsidiaries	(ix),(xii)	117	36	-

Payment for lease of long-term telecommunications capacity to fellow subsidiaries	(x),(xii)	84	65	-

Management fee received from fellow subsidiaries	(xi),(xii)	39	23	-

Provision of information communication technologies services
- from ultimate holding company	(xix),(iv)(a)	-	2	71
- from fellow subsidiaries	(xix),(iv)(a)	9	60	61

Subtotal		9	62	132

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38           Related party transactions (continued)

Notes:

(i)	Represents the emoluments paid to all of the directors and the top management of the Group, who are considered as the related parties of the Group.

(ii)	The Group entered into finance lease arrangements with a related party, details have been set out in Note 28 (b)

(iii)	Related party represents the non-listed investors of the fellow subsidiaries.

(iv)	Priced based on one of the following three criteria:

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

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38           Related party transactions (continued)

(ix)
The Group entered into a Capacity Purchase Agreement with East Asia Netcom Limited (“EANL”), a wholly owned subsidiary of China Netcom Croup, pursuant to which the Group receives certain amounts of long-term telecommunications capacity from China Netcom Group at market prices as set out in the Capacity Purchase Agreement.

(x)
The Group entered into a Capacity Lease Agreement with EANL, pursuant to which the Group leases certain amount of capacity of China Netcom Groiup’s telecommunications network at market rates as set out in the Capacity lease Agreement.

(xi)
The Group entered into a Management Services Agreement with EANL, pursuant to which the Group provides certain management services to China Netcom Group either on a cost reimbursement basis or on the basis of cost plus reasonable profits not exceeding the market price as set out in the Management Service Agreement.

(xii)
Due to the disposal of ANC Group on August 22, 2006, the Capacity Purchase Agreement, the Capacity Lease Agreement and the Management Services Agreement between the Group and East Asia Netcom Ltd (a formerly wholly owned subsidiary of China Netcom Group) were no longer related party transactions to the Group after August 22, 2006.

(xiii)
In addition, pursuant to the Listing Reorganisation and the Acquisition of New Horizon, China Netcom Group have agreed to hold and maintain, for the Group’s benefit, all licenses received from the MII in connection with the Restructured Businesses transferred to the Group. The licenses maintained by China Netcom Group were granted by the MII at nil or nominal costs. To the extent that China Netcom Group incurs a cost to maintain or obtain licenses in the future, the Company has agreed reimburse China Netcom Group for any such expense.

(xiv)
China Netcom Group has also agreed to indemnify the Group in connection with any tax and deferred tax liabilities not recognised in the financial statements of the Group arising from transactions prior to the date of Listing Reorganisation and the Acquisition in relation to the business of the Group prior to Listing and the business of the newly required four provinces/autonomous region respectively.

(xv)	As at December 31, 2007, China Netcom Group granted corporate guarantees to the Group as set out in Note 28(b).

(xvi)
China Netcom Group, the Group’s ultimate holding company, entered into an agreement (the “Sponsorship Agreement”) with Beijing Organization Committee (“BOCOG”) which designated China Netcom Group as the exclusive fixed-line telecommunications services partner in the People’s Republic of China (“PRC”) to sponsor the 2008 Beijing Olympic Games. China Netcom Group allocated the sponsorship fee to its members based on the estimated future benefits derived from the Sponsorship Agreement to respective members and the Group has contributed a portion of the required support under the Sponsorship Agreement through cash payment and provision of services to BOCOG amounting to RMB0.54 billion. Accordingly, an intangible asset and a payable to the ultimate holding company of the said amount have been recognised on the Group’s balance sheet.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38           Related party transactions (continued)

(xvii)
As at December 31, 2007, the Group has balances with other state-owned telecommunication service providers, cash deposited in and loans granted from state-owned banks as set out in Notes 17, 26, 16 and 28 respectively.

(xviii)
Up to December 31, 2007, the deferred consideration in respect of the Acquisition of New Horizon paid to China Netcom Group amounted to RMB3,920 million, and the balance of the deferred consideration amounted to RMB5,880 million (2006: RMB7,840 million). The accumulated related interest charged to income statement up to December 31 2007 amounted to RMB942 million (2006: RMB567 million).

(xix)
China Netcom System Integration, an indirect wholly owned subsidiary of the Company, entered into an Information and Communications Technology Agreement on November 7, 2006 with China Netcom Group. Pursuant to the Information and Communications Technology Agreement, China Netcom System Integration (and its subsidiaries) will provide Information Communications Technology Services to China Netcom Group.  China Netcom System Integration will also subcontract services ancillary to the provision of Information Communications Technology Services, namely the System Installation and Configuration Services to the subsidiaries and branches of China Netcom Group in China Netcom Group’s southern service region in PRC.

(xx)	On December 31, 2006, the Group acquired some assets from China Netcom Group at an agreed price of RMB81 million.

(xxi)
On January 15, 2007, CNC China entered into an assets transfer agreement with it’s ultimate holding Company, China Netcom Group. Pursuant to the agreement, CNC China agreed to dispose of its assets and liabilities in relation to its telecommunications operations in Guangdong Province and Shanghai Municipality branches in the PRC for consideration of RMB3.5 billion. On February 14, 2007, the independent shareholders passed an ordinary resolution to approve the disposal. The disposal was completed on February 28, 2007 upon the approval granted from the Ministry of Information Industry (“MII”).  For details, please refer to Note 25.

(xxii)
On December 5, 2007, System Integration Corporation, a directly wholly owned subsidiary of CNC China, entered into an equity interest transfer agreement and agreed to acquire the entire equity interest of Beijing Telecom P&D Institute from China Netcom Group Beijing Communications Corporation at a consideration of RMB 298.9 million. The acquisition was completed on December 31, 2007.  The difference of the consideration paid and the net assets value of the Beijing Telecom P&D Institute is RMB61 million and recognised directly in the other reserve. For details, please refer to Note 2.

(xxiii)	In 2007, the Group borrowed loans from fellow subsidiaries and other holding companies. For the related terms, please refer to Note 29(c).

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39  Condensed financial statements of the Company

INCOME STATEMENT-THE COMPANY
	Year ended December 31
	2005	2006	2,007
	RMB	RMB	RMB
	Million	Million	Million

Net revenue	-	-	-

Cost of revenues	-	-	-

Gross profit	-	-	-

Operating expenses:
Staff cost	(112)	(83)	(68)
Selling, general and administrative expenses	(89)	(114)	(33)
Other operating expenses	-	22	-

Total operating expenses	(201)	(175)	(101)

Operating loss	(201)	(175)	(101)

Other income	-	621	1221
Interest income	51	21	(6)

Investment income	276	17,008	7,600

Non-operating income	3	-	-

Profit before tax	126	17,475	8,714

Income tax expense	-	-	-

Net profit	126	17,475	8,714

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39  Condensed financial statements of the Company (Continued)

BALANCE SHEET-THE COMPANY
		As at December 31
	Note	2006	2007
		RMB	RMB
		million	million

Assets

Current assets
Cash and bank deposits	(b)	1,772	113
Due from subsidiaries	(d)	9,411	10,490
Prepayments, other receivables and other current assets	(c)	268	16

Total current assets		11,451	10,619

Non-current assets
Investments in subsidiaries	(d)	62,937	71,000

Total assets		74,388	81,619

Liabilities and equity

Current liabilities
Accrued and other payables		136	46
Due to subsidiaries	(d)	12,754	14,271

Total current Liabilities		12,890	14,317

Net current liabilities		(1,439)	(3,698)

Total assets less current liabilities		61,498	67,302

Non-current liabilities
Long term bank and other loans		-	9
Due to holding company and fellow subsidiaries	(e)	-	403

Total non-current liabilities		-	412

Total liabilities		12,890	14,729

Financed by:
Share capital		2,199	2,206
Reserves	(f)	59,299	64,684

Shareholders’ equity		61,498	66,890

Total liabilities & equity		74,388	81,619

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39  Condensed financial statements of the Company (Continued)

CONDENSED STATEMENT OF CASH FLOWS-THE COMPANY
	Year ended December 31
	2005	2006	2007
	RMB	RMB	RMB
	Million	Million	Million

Net cash used in operating activities	(144)	(242)	(192)

Net cash used in investing activities	(6,648)	4,180	(1,175)

Net cash provided by financing activities	(457)	(2,706)	(292)

Net (decrease) / increase in cash	(7,249)	1,232	(1,659)

Cash and cash equivalent, at beginning of the year	7,789	540	1,772

Cash and cash equivalent, at end of the year	540	1,772	113

(a)	The condensed financial statements of the Company have been prepared in accordance with HKFRS issued by HKICPA.

The subsidiaries declared RMB 7,600 million dividend to the Company in 2007 (2006: 17,008 million, 2005: 260 million)

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

The Company did not have any significant commitment as at December 31, 2005, 2006 and 2007.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39  Condensed financial statements of the Company (Continued)

 (b)         Cash and bank deposits

	Company
	As at December 31
	2006	2007
	RMB million	RMB million

Cash and cash equivalents with original maturities less than three months	1,772	113

Effective interest rate of time deposits with original maturities over three months (%)	-	-

(c)         Prepayments, other receivables and other current assets

	Company
	As at December 31,
	2006	2007
	RMB million	RMB million

Prepaid expenses, deposits and other current assets	15	8
Other receivables	253	8

Total	268	16

(d)  Investments in subsidiaries and due from/(to) subsidiaries

	Company
	As at December 31
	2006	2007
	RMB million	RMB million

Investment cost in subsidiaries	62,937	71,000
Due from subsidiaries (Note (b))	9,411	10,490
Due to subsidiaries (Note (c))	(12,754)	(14,271)

	59,594	67,219

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39  Condensed financial statements of the Company (Continued)

(d)  Investments in subsidiaries and due from/(to) subsidiaries (continued)

Notes:

(a) As at December 31, 2007, the Company has direct interests in the following subsidiaries, which are private companies:

Company name	Place and date Of incorporation/ establishment	Registered capital	Percentage of equity interest attributable to the Company	Principal activities and place of operation
Directly held:

China Netcom (Group) Company Limited (Note (i))	PRC, August 6, 1999	RMB 73,371 million	100%	Provision of network communication services in the PRC

China Netcom Corporation International Limited	Bermuda October 15, 2002	USD 12,000	100%	Provision of Investing Service in Bermuda

Indirect held:

China Netcom Group System Integration Limited Corporation （Note (ii)）	PRC April 30, 2006	RMB 50 million	100%	Provision of Information Communications Technology Services in PRC

China Netcom Broadband Online Limited Corporation （Note (ii)）	PRC March 29, 2006	RMB 30 million	100%	Provision of Internet Information services and value-added telecommunications services in PRC

Beijing Telecommunications Planning and Designing Institute Corporation Limited (Note (iii)）	PRC June 1, 2007	RMB 264,227,115	100%	Provision of telecommunications network construction, planning and technical consulting services in PRC
.
(i)
The company is a wholly owned foreign enterprise established in the PRC. The accounts of the company for the years ended December 31, 2006 and 2007 were audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

(ii)
These companies are wholly owned domestic enterprises established in the PRC. The accounts of these companies for the years ended December 31, 2006 and 2007 were audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, respectively.

(iii)
The company is a wholly owned domestic enterprise established in the PRC. The accounts of the company for the year ended December 31, 2007 were audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

(b)	The balances are unsecured, non-interest bearing and have no fixed repayment terms.

(c)
The balances mainly represent deferred payments arising from the Acquisition of New Horizon which have been transferred to CNC China at the carrying amount. The balances are unsecured, non-interest bearing and have no fixed repayment terms.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

39  Condensed financial statements of the Company (Continued)

  (e)           Amount due to holding company and fellow subsidiaries

	Company
	As at December 31
	2006	2007
	RMB million	RMB million

Due to intermediate holding companies	-	78
Due to fellow subsidiaries	-	325

	-	403

  (f)           Reserves – Company

	Share premium	Capital reserve	Retained earnings	Total
	RMB million	RMB million	RMB million	RMB million
As at January 1, 2006	42,750	3,104	(1,381)	44,473
Profit for the year	-	-	17,475	17,475
Dividends distributed during the year (Note 13)	-	-	(3,196)	(3,196)
Share based payments	545	(73)	-	472
Exercise of share options	-	75	-	75

As at December 31,2006	43,295	3,106	12,898	59,299

Profit for the year			8,714	8,714
Dividends distributed during the year (Note 13)	-	-	(3,600)	(3,600)
Share based payments	243	(31)	-	212
Exercise of share options	-	59	-	59

As at December 31, 2007	43,538	3,134	18,012	64,684

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

40   Significant subsequent events

(i)	After the balance sheet date the directors proposed a final dividend. Further details are disclosed in Note 13.

(ii)
The Group borrowed two foreign currency loans of HK$ 1 billion each from a bank in Hong Kong on February 1 and February 4, 2008 respectively. Both of the loans will mature on December 31, 2008. The actual annual interest rates charged are 2.53% and 2.557%.

41  Reconciliation of HKFRS and Accounting Principal Generally Accepted in the United
States (“U.S. GAAP”)

(A)  Reconciliation of HKFRS and U.S. GAAP at the Group level
The consolidated financial statements of the Group have been prepared in accordance with HKFRS, which differs in certain material respects from those prepared under generally accepted accounting principles in the United States (“U.S.GAAP”). Differences between HKFRS and U.S.GAAP, which may have significant impacts on the consolidated net income/(loss) and the consolidated shareholders’ equity are described below.

The effect on net profit/ (loss) of significant differences between HKFRS and U.S.GAAP for the years ended December 31, 2005, 2006 and 2007 is as follows:

		Years ended December 31
	Note	2005	2006	2007	2007

		RMB million except per share data			US$ million
		Restated Note 2	Restated Note 2		Except per share data
Profit from continuing operations under HKFRS		14,350	11,478	11,471	1,570
U.S.GAAP adjustments：
Revaluation of fixed assets	(a)	-	1,335	-	-
Depreciation of revalued fixed assets	(a)	(5,056)	(4,571)	(4,472)	(612)
Tax effect on the above adjustments	(b)	1,668	1,068	1,476	202
Change in statutory taxation rate	(b)	-	-	484	66
Profit from continuing operations under U.S.GAAP		10,962	9,310	8,959	1,226

(Loss)/profit from discontinued operations under HKFRS		(400)	1,487	624	85
U.S.GAAP adjustments：					-
Revaluation of fixed assets	(a)	-	189	-	-
Depreciation of revalued fixed assets	(a)	(54)	(48)	(10)	(1)
Tax effect on the above adjustments	(b)	18	(47)	3	-
Gain on disposal of Guangdong and Shanghai Branches	(e)	-	-	(626)	(85)
(Loss)/profit from discontinued operations under US GAAP		(436)	1,581	(9)	(1)

Consolidated profit for the period under HKFRS		13,950	12,965	12,095	1,655

Consolidated profit for the period under U.S.GAAP		10,526	10,891	8,950	1,225

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41  Reconciliation of HKFRS and Accounting Principal Generally Accepted in the United
States (“U.S. GAAP”)

(A)  Reconciliation of HKFRS and U.S. GAAP at the Group level (continued)

Years ended December 31
	Note	2005	2006	2007	2007

		RMB million except per share data			US$ million
		Restated Note 2	Restated Note 2		Except per share data

Shares used in computing basic earnings per share (in million)		6,594	6,616	6,657	6,657
Shares used in computing diluted earnings per share (in million)		6,628	6,667	6,738	6,738

Earnings per share for profit from continuing operations attributable to shareholders of the Company for the year under U.S GAAP
- Basic earnings per share		RMB 1.66	RMB 1.41	RMB 1.35	USD 0.18
- Diluted earnings per share		RMB 1.65	RMB 1.40	RMB 1.33	USD 0.18

(Loss)/earnings per share for (loss)/profit from discontinued operations attributable to shareholders of the Company for the year under U.S GAAP
- Basic (loss) /earnings per share		RMB (0.07)	RMB 0.24	-	-
- Diluted (loss) /earnings per share		RMB (0.07)	RMB 0.24	-	-

Earnings per share for profit attributable to shareholders of the Company for the year under U.S GAAP
- Basic earnings per share		RMB 1.59	RMB 1.65	RMB 1.35	USD 0.18
- Diluted earnings per share		RMB 1.58	RMB 1.64	RMB 1.33	USD 0.18

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41  Reconciliation of HKFRS and Accounting Principal Generally Accepted in the United
States (“U.S. GAAP”) (Continued)

(A)  Reconciliation of HKFRS and U.S. GAAP at the Group level (Continued)

The effect on shareholders’ equity of significant differences between HKFRS and U.S.GAAP as at December 31, 2005, 2006 and 2007 is as follows:

		Year ended December 31
	Note	2005	2006	2007	2007
		RMB million	RMB million	RMB million	US$ million
		Restated Note 2	Restated Note 2
Consolidated shareholders’ equity under HKFRS		63,287	74,194	82,052	11,233
U.S.GAAP adjustments：
Revaluation of fixed assets	(a)	30,251	30,704	30,704	4,203
Disposal and depreciation of revalued fixed assets	(a)	(8,639)	(13,258)	(17,740)	(2,429)
Tax effect on the above adjustments	(b)	(7,132)	(5,757)	(3,241)	(444)

Consolidated shareholders’ equity under U.S.GAAP		77,767	85,883	91,775	12,563

On June 2, 2006, the Group entered into an agreement with third party buyers to dispose of its 100% interest in the ANC Group and the transaction was completed on August 22, 2006. On January 15, 2007, the Group entered into an agreement with China Netcom Group to dispose its telecommunications assets, liabilities and operations in Guangdong Province and Shanghai Municipal branches and the transaction was completed on February 28, 2007. In accordance with HKFRS 5 “Non-current assets held for sales and discontinued operations” issued by the HKICPA, the results and cash flows of the operations of the ANC Group and Guangdong and Shanghai Branches are presented as discontinued operations. Accordingly, certain comparative figures of 2005 and 2006 have been restated.

On December 5, 2007, System Integration Corporation entered into an Equity Interest Transfer Agreement with China Netcom Group Beijing Communications Corporation, pursuant to which System Integration Corporation agreed to acquire the entire equity interest of Beijing Telecom P&D Institute from China Netcom Group Beijing Communications Corporation. Before the acquisition, Beijing Telecom P&D Institute was a wholly owned subsidiary of China Netcom Group Beijing Communications Corporation, which is a wholly owned subsidiary of China Netcom Group. Since China Netcom Group is the ultimate holding company of the Group, the acquisition is a business combination under common control. Therefore, the Group accounted for this acquisition using the pooling of interest method according to Accounting Guideline No. 5 - Merger Accounting for Common Control Transactions "AG 5". The acquired businesses and assets are recorded at book value as if the businesses and assets of Beijing Telecom P&D Institute have been owned by the Group from the earliest comparative period presented. Accordingly, the financial information for 2005 and 2006 has been restated.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41  Reconciliation of HKFRS and Accounting Principal Generally Accepted in the United
States (“U.S. GAAP”) (Continued)

(A)  Reconciliation of HKFRS and U.S. GAAP at the Group level (Continued)

(a)          Revaluation of fixed assets

In the Listing Reorganisation, certain classes of fixed assets of the Group were revalued as at December 31, 2003. The revaluation was performed based on the depreciated replacement costs of the fixed assets and was not based upon the expected future cash flows of the fixed assets. The revaluation resulted in a charge of RMB25,778 million to the Group’s income statement for the year ended December 31, 2003 with respect to the reduction in carrying amounts of certain fixed assets below their historical cost bases. In addition, a surplus arising from the revaluation of certain other fixed assets totaling RMB2,982 million has been credited to the revaluation reserve.

In 2005, the Group acquired telecommunications business and assets of the four northern provinces/autonomous region from China Netcom Group as set out in Note 1 to the Group’s financial statements. The acquired fixed assets were revalued as at December 31, 2004. The revaluation was performed based on the depreciated replacement costs of the fixed assets and was not based upon the expected future cash flows of the fixed assets. The revaluation resulted in a charge of RMB11,318 million to the Group’s income statement for the year ended December 31, 2004 with respect to the reduction in carrying amounts of certain fixed assets below their historical cost bases. In addition, a surplus arising from the revaluation of certain other fixed assets totaling RMB3,863 million has been credited to the revaluation reserve.

According to the Group’s accounting policy under HKFRS as set out in Note4(k)(iii), certain classes of fixed assets of the Group were revalued at December 31, 2006.The revaluation was performed based on the depreciated replacement costs for fixed assets and was not based upon the expected future cash flows of the fixed assets. The revaluation resulted in a charge of RMB1,524 million to the Group’s income statement for the year ended December 31, 2006 with respect to the reduction in carrying amounts of certain fixed assets below their historical cost bases. In addition, a surplus arising from the revaluation of certain other fixed assets totaling RMB1,071million has been credited to the revaluation reserve.

The effect of the reduction in depreciation of the revalued assets amounted to RMB4,482 million in the year ended December 31, 2007 (2006: RMB4,619 million, 2005: RMB5,110 million).

Under U.S.GAAP, the carrying values of fixed assets are stated at their historical cost less accumulated depreciation and impairment loss without making reference to their respective depreciated replacement cost. An impairment loss on fixed assets is recorded under U.S.GAAP if the carrying value of such assets exceeds its future undiscounted cash flows resulting from the use of the assets and their eventual disposition. The future undiscounted cash flows of the Group’s fixed assets, whose carrying amounts were reduced in connection with the Reorganisation, exceed the historical costs of such fixed assets and, therefore, no impairment of such assets is recognised under U.S.GAAP. Accordingly, the deficit on revaluation of fixed assets charged to the Group’s income statement and the surplus credited to the revaluation reserve recorded under Hong Kong GAAP and the corresponding effect on the depreciation of the revalued assets in the subsequent periods are reversed for U.S.GAAP purposes.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41  Reconciliation of HKFRS and Accounting Principal Generally Accepted in the United
States (“U.S. GAAP”) (Continued)

(A)  Reconciliation of HKFRS and U.S. GAAP at the Group level (Continued)

(b)          Deferred income tax

The amounts included in the reconciliation show the income tax effects of the differences between HKFRS and U.S.GAAP as described above.

HKFRS requires recognition of a deferred tax asset only to the extent that recovery of the deferred tax asset is probable, whereas U.S. GAAP requires full recognition of deferred tax assets, reduced by an appropriate valuation allowance if the recovery is less than 50% likely. Recognition of deferred tax asset previously not recognised under HKFRS is presented as a reversal of the valuation allowance under U.S. GAAP.

As set out in note 11 to the financial statements, the enterprise income tax rate for domestic enterprises will decrease from 33% to 25% with effect from January 1, 2008.

Under US GAAP, pursuant to the requirement of FAS109, all the adjustments in deferred tax arising from the change in taxation rate should be recognised in the income statement.

The impact as a result of the change of the tax rate to the deferred tax liability arising from the difference in the recognition of the carrying values of fixed assets apart from lease prepayments for land and building under HKFRS and U.S. GAAP is a credit of RMB1,148 million to the income statement for the year ended 31 December 2007.

Besides, the write-down of net deferred tax assets generated from revaluation of lease prepayments for land and building of RMB 664 million recognised in equity under HK GAAP should be recognised in the income statement under U.S. GAAP.

Therefore, the net impact on the income statement reconciliation in respect of change in statutory tax rate is an increase in profit of RMB 484 million.

(c)            Presentation of depreciation expense

Under HKFRS, depreciation expense can be excluded from “Network, operations and support” and separately disclosed on the face of the income statement.

Under U.S.GAAP, “Network, operations and support” expenses should include charges for depreciation of property, plant and equipment and amortisation of intangible assets. Industry practice adopted by the Chinese telecommunications sector is to present these costs of operations net of depreciations charges. In such circumstances, U.S.GAAP requires such facts to be highlighted on the face of the income statement.

(d)            Presentation of amortisation of subscriber acquisition costs

Under HKFRS, amortisation of capitalized subscriber acquisition costs, being RMB1,887 million, RMB739 million and RMB0 million for the years ended December 31, 2005, 2006 and 2007 respectively is classified as selling expenses due to the marketing and promotional nature of the expenditure.

Under U.S.GAAP, amortisation of subscriber acquisition costs needs to be included in the item “Network, operations and support” expense for the Company.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41  Reconciliation of HKFRS and Accounting Principal Generally Accepted in the United
States (“U.S. GAAP”) (Continued)

(A)  Reconciliation of HKFRS and U.S. GAAP at the Group level (Continued)

(e)            Gain on disposal of Guangdong and Shanghai Branches

As set out in note 2 to the financial statements, the disposal of Guangdong and Shanghai branches was completed on February 28, 2007. It is a disposal under common control. Under HKFRS, the gain on disposal was recognised in the income statement while under U.S. GAAP, the gain was recognised directly in the shareholders’ equity in accordance with the requirement of FAS 141.

(f)            Comprehensive income

U.S.GAAP requires that all items that are required to be recognised as components of comprehensive income (including cumulative translation adjustment) be presented with the same prominence as other components in the financial statements. There are no material differences between total recognised gains and losses for the periods shown in the Consolidated Statements of Changes in Equity presented under HKFRS and U.S.GAAP comprehensive income, except for the differences between HKFRS and U.S.GAAP profit attributable to shareholders shown above.

(B)  Reconciliation of HKFRS and U.S. GAAP at the Company level
The condensed financial statements of the Company as set out in Note 39 have been prepared in accordance withy HKFRS, which differs in certain material respects from U.S. GAAP. Differences between HKFRS and U.S. GAAP, which may have significant impacts on the Company's net profit/ (loss) and the Company's shareholders' equity are described below.

The effect on the net profit of significant differences between HKFRS and U.S. GAAP at the Company's level for the years ended December 31, 2005, 2006 and 2007 is as follows:

		Year ended December 31,
	Note	2005	2006	2007	2007
		RMB	RMB	RMB	USD
		million	million	million	million
		Restated	Restated
		Notes 2	Notes 2
Net profit for the year under HKFRS		126	17,475	8,714	1,193

U.S. GAAP adjustments:

Equity accounting for share of results of its subsidiaries net of tax effect	(a)	10,400	(6,584)	236	32

Net profit for the year under US GAAP		10,526	10,891	8,950	1,225

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41  Reconciliation of HKFRS and Accounting Principal Generally Accepted in the United
States (“U.S. GAAP”) (Continued)

(B)  Reconciliation of HKFRS and U.S. GAAP at the Company level (Continued)
The effect on the shareholders' equity of significant differences between HKFRS and U.S. GAAP at the Company's level as at December 31, 2005, 2006 and 2007 is as follows:

		As at December 31,
	Note	2005	2006	2007	2007
		RMB	RMB	RMB	USD
		million	million	million	million
		Restated	Restated
		Notes 2	Notes 2

Shareholders' equity under HKFRS		46,654	61,498	66,890	9,157

U.S. GAAP adjustments:

Equity accounting for its subsidiaries net of tax effect	(a)	31,113	24,385	24,885	3,407

Shareholders' equity under U.S. GAAP		77,767	85,883	91,775	12,564

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

As set out in Note 41(A) (a) above, the accounting treatments on revaluation of fixed assets are different under HKFRS and US GAAP. Therefore, difference in the net assets value and results of the subsidiaries are dealt with in this reconciliation item.

(C)  Recent HK Accounting Pronouncements
The HKICPA has issued a number of new and revised HKFRSs and HKFRS Interpretations (“HKFRS – Ints”), and HKAS and HKAS Interpretations (“HKAS – Ints”) as set out in Note 3 to the Group’s financial statements. Except The HK(IFRIC) - Int 13, 'Customer loyalty programmes', the Group did not early adopt any new statement of new or revised HKFRSs or HKFRS – Ints in the year ended December 31, 2007. The Group evaluated the impact of these new and revised HKFRSs and HKFRS - Ints as set out in Note 3.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41  Reconciliation of HKFRS and Accounting Principal Generally Accepted in the United
States (“U.S. GAAP”) (Continued)

(D)            Recent U.S. Accounting Pronouncements

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

In February 2008, the FASB issued FASB Stuff Position (“FSP”) 157-2, Effective Date of FASB Statement No. 157. FSP 157-2 provides a one-year deferral of the effective date of FASB Statement 157, Fair Value Measurements, for nonfinancial assets and nonfinancial liabilities, except those that are recognised or disclosed in financial statements at fair value on a recurring basis. The deferral is not available, however, to entities that issued interim or annual financial statements reflecting the measurement and disclosure provisions of Statement 157 before February 12, 2008.

SFAS 159

In February, 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115”. This statement permits all entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS 159 will be effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Group is currently evaluating the effect that the adoption of this statement will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

SFAS 141(Revised 2007)

In December 2007, the FASB issued FAS 141(Revised 2007) “Business Combinations” which replaces FASB Statement No. 141. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed in financial statements. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008.The Group is currently assessing the impact of adopting SFAS No. 141R on its consolidated results of operations and financial condition but does not expect it to have a material impact.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

41  Reconciliation of HKFRS and Accounting Principal Generally Accepted in the United
States (“U.S. GAAP”) (Continued)

(D)            Recent U.S. Accounting Pronouncements (Continued)

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statement - amendments of ARB No. 51.” SFAS No. 160 states that accounting and reporting for minority interests will be re-characterized as non-controlling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. FAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. The Group is currently assessing the impact of adopting SFAS No. 160.

FAS 142-3

In April 2008, the FASB issued FASB Stuff Position (“FSP”) FAS 142-3, Determination of the Useful Life of Intangible Assets.  This statement states that in developing assumptions about renewal or extension used to determine the useful life of a recognized intangible asset, an entity shall consider its own historical experience in renewing or extending similar arrangements; however, these assumptions should be adjusted for the entity-specific factors.  This FSP will be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  The Group is currently assessing the impact of adopting FSP No.142-3.